As submitted confidentially with the U.S. Securities and Exchange Commission on February 14, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-[•]
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AJA HOLDCO, INC.*
(Exact name of registrants as specified in their charters)
Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	99-1151466 (I.R.S. Employer Identification Number)
51 Astor Place, 10th Floor
New York, New York 10003
Tel.: (212) 284-2300
(Address, including zip code, and telephone number, including area code, of registrants’ and registrant guarantor’s principal executive offices)
Adam Stone
51 Astor Place, 10th Floor
New York, New York 10003
Tel.: (212) 284-2300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 446-4800	Michael S. Lee Michael Sanders Reed Smith LLP 599 Lexington Avenue New York, New York 10022 Tel: (212) 521-5400
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.
*
The registrant is currently named Aja HoldCo, Inc. The registrant plans to change its name to “Adagio Medical, Inc.” following the effective date of this registration statement and completion of the transactions described therein.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION — DATED FEBRUARY 14, 2024
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING
OF ARYA SCIENCES ACQUISITION CORP IV
PROSPECTUS FOR [•] SHARES OF COMMON STOCK OF AJA HOLDCO, INC. (WHICH WILL BE ISSUED
UPON CONSUMMATION OF THE BUSINESS COMBINATION AS DESCRIBED BELOW)

The board of directors of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), has approved the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement, dated February 13, 2024 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), ARYA, Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”), and Adagio Medical, Inc., a Delaware corporation (“Adagio”), a copy of which is attached to this proxy statement/prospectus as Annex A and pursuant to which, among other things, ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”). Following such Mergers, shareholders of ARYA will become stockholders of ListCo. As described in this proxy statement/prospectus, ARYA’s shareholders are being asked to consider a vote upon the Business Combination, among other items. As used in this proxy statement/prospectus, “New Adagio” refers to ListCo after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement. At least two business days prior to the date on which Closing occurs (the “Closing Date”), Adagio shall cause its name to be changed to “Adagio Medical, Inc.” (or such other name mutually agreed to by ARYA and Adagio).
On the Closing Date, immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes (as defined below) and the Subscription Agreement (as defined below) executed by Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio (or such lower amount as is loaned under such notes at Closing), which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes” and, together with the April 2023 Notes, the “Bridge Financing Notes”), (iii) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (iv) an additional cash investment of approximately $8,070,575 (which amount will be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined below) being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and/or warrants exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”), based on the purchase price in the PIPE Financing (as defined below), in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement.
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio to be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”), determined in accordance with the terms of the applicable warrant agreement; (B) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes (the “Adagio Convertible Note Conversion”), and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion; and (C) each share of preferred stock, par value $0.001 per share, of Adagio (“Adagio Preferred Stock”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock, in accordance with the terms of Article V, Section 4 of the Amended and Restated Certificate of Incorporation of Adagio (the “Adagio Preferred Stock Conversion”), and each such share of Adagio Preferred Stock shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise) (the “Vested Adagio Options”) with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase an aggregate of [•] shares of New Adagio Common Stock, and (C) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto.
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock, Base Warrants and/or pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”), pursuant to the terms of the PIPE Financing will occur; (B) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”) in exchange for the private placement Class A ordinary shares held by it; (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes (as defined below) to ARYA in exchange for Class A ordinary shares; (D) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period, as further described herein (the “Share Trigger Price Vesting”); (E) New Adagio will issue the New Adagio Convertible Notes (as defined below) and Convert Warrants (as defined below) pursuant to the Convertible Security Subscription Agreement (as defined below) and the 2024 Bridge Financing Note Subscription Agreement (as defined below); and (F) ARYA’s amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”) will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in the accompanying proxy statement/prospectus.

Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex C and (B) the board of directors of ListCo to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex D. Following the Closing, ListCo’s name will be changed to “Adagio Medical, Inc.” (or such other name mutually agreed to by ARYA and Adagio).
On the Closing Date, prior to the ARYA Merger Effective Time, ARYA will cause each holder of Class A ordinary shares that has timely and validly made a redemption election to be redeemed on the terms and subject to the conditions set forth in the Existing Governing Documents and the other procedures described herein.
As described above, in connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements (the “Subscription Agreements”) with the Perceptive PIPE Investor and certain other investors (the “Other PIPE Investors,” and, together with the Perceptive PIPE Investor, the “PIPE Investors”), pursuant to which the PIPE Investors committed $45,000,000 of financing, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market and not to redeem such shares prior to the Closing Date, and (ii) non-redemption commitments by certain investors (together, the “PIPE Financing”). In connection with the PIPE Financing, certain PIPE Investors will be issued Base Warrants and/or Pre-Funded Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. In addition to the Bridge Financing Notes that will be contributed to ListCo in exchange for shares of New Adagio Common Stock pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will also subscribe for approximately $[•] of shares of New Adagio Common Stock and Base Warrants in the PIPE Financing. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Further, in connection with the execution of the Business Combination Agreement, certain investors (“Convert Investors”) executed a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock, and 1,500,000 warrants (the “Convert Warrants”), each Convert Warrant being exercisable on a cashless basis or for one share of New Adagio Common Stock at $24.00 per share, subject to adjustment (the “Base Convert Financing”). The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Note Subscription Agreement”). On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and 937,500 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement (such additional investment by the Perceptive PIPE Investor, the “Perceptive Convertible Note Commitment,” and together with the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing (any such financing, an “Additional Financing”), whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced or a combination of both. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio Common Stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
In connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the unsecured convertible promissory note, dated as of November 7, 2022, by and between the Sponsor and ARYA (the “First Convertible Promissory Note”), the unsecured convertible promissory note, dated as of February 28, 2023, by and between the Sponsor and ARYA (as amended on February 13, 2024, the “Second Convertible Promissory Note”), the amended and restated unsecured convertible promissory note, dated as of February 13, 2024, by and between the Sponsor and ARYA (the “A&R Third Promissory Note”) and the unsecured convertible promissory note, dated as of February 8, 2024, by and between the Sponsor and ARYA (the “Fourth Convertible Promissory Note,” and, together with the First Convertible Promissory Note, the Second Convertible Promissory Note and the A&R Third Promissory Note, the “ARYA Convertible Promissory Notes”) to ARYA in exchange for Class A ordinary shares, par value $0.0001 per share, of ARYA (the “Working Capital Shares”) at a conversion price of $10.00 per Class A ordinary share.
This prospectus covers [•] shares of New Adagio Common Stock. The number of shares of New Adagio Common Stock that this prospectus covers represents the maximum number of shares that may be issued to holders of shares and equity awards of Adagio in connection with the Business Combination (as more fully described in this proxy statement/prospectus), together with the shares issued or issuable to the existing shareholders of ARYA in connection with the Business Combination, including the Share Trigger Price Vesting contemplated thereby.
ARYA’s Class A ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ARYD.” ListCo will apply for listing, to be effective at the time of the Business Combination, of the New Adagio Common Stock on Nasdaq under the proposed symbol “ADGM.” It is a condition of the consummation of the Business Combination that ARYA receive confirmation from Nasdaq that New Adagio has been conditionally approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met or that ARYA will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by the applicable parties.

The accompanying proxy statement/prospectus provides shareholders of ARYA with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of ARYA. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 31 of the accompanying proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated [•], 2024, and is first being mailed to ARYA’s shareholders on or about [•], 2024.

ARYA SCIENCES ACQUISITION CORP IV
51 Astor Place, 10th Floor
New York, New York 10003
Dear ARYA Sciences Acquisition Corp IV Shareholders:
You are cordially invited to attend the extraordinary general meeting (the “General Meeting”) of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), at [•] [a.m./p.m.], Eastern Time, on [•], 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
The General Meeting will be conducted via live webcast, but the physical location of the General Meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”). If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024. You will be able to attend the General Meeting online, vote and submit your questions during the General Meeting by visiting https://www.cstproxy.com/[•].
At the General Meeting, ARYA shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Business Combination Agreement, dated February 13, 2024 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), ARYA, Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (“Adagio”), including the transactions contemplated thereby, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. As used herein or in the accompanying proxy statement/prospectus, “New Adagio” refers to ListCo after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement.
As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:
(a)
ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”);

(b)
On the date on which Closing occurs (the “Closing Date”), immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes (as defined below) and the Subscription Agreement (as defined below) executed by Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio (or such lower amount as is loaned under such notes at Closing), which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes” and, together with the April 2023 Notes, the “Bridge Financing Notes”), (iii) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (iv) an additional cash investment of approximately $8,070,575 (which amount will be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined below) being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and/or warrants exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”), based on the purchase price in the PIPE Financing (as defined below), in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement;
(c)
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio to be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”), determined in accordance with the terms of the applicable warrant agreement, (B) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes (the “Adagio Convertible Note Conversion”), and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion, and (C) each share of preferred stock, par value $0.001 per share, of Adagio (“Adagio Preferred Stock”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock, in accordance with the terms of Article V, Section 4 of the Amended and Restated Certificate of Incorporation of Adagio (the “Adagio Preferred Stock Conversion”), and each such share of Adagio Preferred Stock shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise) (the “Vested Adagio Options”) with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase an aggregate of [•] shares of New Adagio Common Stock, and (C) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto;

(d)
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock, Base Warrants and/or pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”), pursuant to the terms of the PIPE Financing will occur; (B) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”), in exchange for the private placement Class A ordinary shares held by it; (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes (as defined below) to ARYA in exchange for Class A ordinary shares; (D) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period, as further described herein (the “Share Trigger

Price Vesting”); (E) New Adagio will issue the New Adagio Convertible Notes (as defined below) and Convert Warrants (as defined below) pursuant to the Convertible Security Subscription Agreement (as defined below) and the 2024 Bridge Financing Note Subscription Agreement (as defined below); and (F) ARYA’s amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”), will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in the accompanying proxy statement/prospectus; and
(e)
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex C and (B) the board of directors of ListCo to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex D. Following the Closing, ListCo’s name will be changed to “Adagio Medical, Inc.” (or such other name mutually agreed to by ARYA and Adagio).

If the Business Combination is approved, ARYA will cause any Public Shares (as defined below) that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time.
As described above, in connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements (the “Subscription Agreements”) with the Perceptive PIPE Investor and certain other investors (the “Other PIPE Investors,” and, together with the Perceptive PIPE Investor, the “PIPE Investors”), pursuant to which the PIPE Investors committed $45,000,000 of financing, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market and not to redeem such shares prior to the Closing Date, and (ii) non-redemption commitments by certain investors (together, the “PIPE Financing”). In connection with the PIPE Financing, certain PIPE Investors will be issued Base Warrants and/or Pre-Funded Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. In addition to the Bridge Financing Notes that will be contributed to ListCo in exchange for shares of New Adagio Common Stock pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will also subscribe for approximately $[•] of shares of New Adagio Common Stock and Base Warrants in the PIPE Financing. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Further, in connection with the execution of the Business Combination Agreement, certain investors (“Convert Investors”) executed a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock, and 1,500,000 warrants (the “Convert Warrants”), each Convert Warrant exercisable on a cashless basis or for one share of New Adagio Common Stock at $24.00 per share, subject to adjustment (the “Base Convert Financing”). The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Note Subscription Agreement”). On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and 937,500 Convert Warrants on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement (such additional investment by the Perceptive PIPE Investor, the “Perceptive Convertible Note Commitment,” and together with the Base Convert Financing, the “Convertible

Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing (any such financing, an “Additional Financing”), whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio Common Stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
In connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the unsecured convertible promissory note, dated as of November 7, 2022, by and between the Sponsor and ARYA (the “First Convertible Promissory Note”), the unsecured convertible promissory note, dated as of February 28, 2023, by and between the Sponsor and ARYA (as amended on February 13, 2024, the “Second Convertible Promissory Note”), the amended and restated unsecured convertible promissory note, dated as of February 13, 2024, by and between the Sponsor and ARYA (the “A&R Third Promissory Note”) and the unsecured convertible promissory note, dated as of February 8, 2024, by and between the Sponsor and ARYA (the “Fourth Convertible Promissory Note,” and, together with the First Convertible Promissory Note, the Second Convertible Promissory Note and the Fourth Convertible Promissory Note, the “ARYA Convertible Promissory Notes”) to ARYA in exchange for Class A ordinary shares, par value $0.0001 per share, of ARYA (the “Working Capital Shares”) at a conversion price of $10.00 per Class A ordinary share.
You will also be asked to consider and vote upon a proposal to (A) authorize the ARYA Merger, approve the plan of merger in the form attached to the accompanying proxy statement/prospectus as Annex E, subject to such amendments as may be approved by any director of ARYA (the “Plan of Merger”), (B) authorize the entry by ARYA into the Plan of Merger and approve the amendment and restatement of the Existing Governing Documents (the “ARYA Merger Proposal”) and (C) adjourn the General Meeting to a later date or dates to the extent necessary, which is referred to herein as the “Adjournment Proposal.”
The Business Combination will be consummated only if the Business Combination Proposal and the ARYA Merger Proposal (collectively, the “Condition Precedent Proposals”) are approved at the General Meeting. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.
The Adjournment Proposal provides for a vote to adjourn the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus, or (iii) if the public holders of Class A ordinary shares, issued in ARYA’s initial public offering (the “Public Shares”), have elected to redeem such number of shares that New Adagio would not be approved for listing on a U.S. stock exchange.
In connection with the Business Combination, certain related agreements were entered into in connection with the signing of the Business Combination Agreement, including the Subscription Agreements, the Convertible Security Subscription Agreement, 2024 Bridge Financing Note Subscription Agreement, the Adagio Stockholder Transaction Support Agreements, the Sponsor Letter Agreement, the Investor Rights Agreement (each as defined and further described in the accompanying proxy statement/prospectus). See the section entitled “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination” in the accompanying proxy statement/prospectus for more information.
Only holders of record of the Class A ordinary shares and Class B ordinary shares (collectively, the “ARYA Shares”) at the close of business on [•], 2024 are entitled to notice of the General Meeting and to vote and have their votes counted at the General Meeting and any adjournments of the General Meeting. The accompanying proxy statement/prospectus and proxy card is being provided to ARYA’s shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournment of the General Meeting. Information about the General Meeting, the Business Combination and other related business to be considered by ARYA’s shareholders at the General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the General Meeting, all of ARYA’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to therein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 31 of the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of ARYA (the “ARYA Board”) has approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and recommends that the ARYA shareholders vote “FOR” all of the proposals presented to the ARYA shareholders at the General Meeting. When you consider the ARYA Board’s recommendation of these proposals, you should keep in mind that directors and officers of ARYA have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus.
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
To ensure your representation at the General Meeting, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the General Meeting and vote electronically, obtain a proxy from your broker or bank.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the General Meeting or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. Your proxy card must be received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting. If you are a shareholder of record and you attend the General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ARYA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR PUBLIC SHARES (AND CERTIFICATES, IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR PUBLIC SHARES (AND CERTIFICATES, IF ANY) AND OTHER REDEMPTION FORMS ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT

COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of ARYA’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,

Joseph Edelman
Chairman of the Board of Directors
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated [•], 2024 and is first being mailed to shareholders on or about [•], 2024.

ARYA SCIENCES ACQUISITION CORP IV
51 Astor Place, 10th Floor
New York, New York 10003

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON [•], 2024
TO THE SHAREHOLDERS OF ARYA SCIENCES ACQUISITION CORP IV:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “General Meeting”) of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
The General Meeting will be conducted via live webcast, but the physical location of the General Meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”). If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024. You will be able to attend the General Meeting online, vote and submit your questions during the General Meeting by visiting https://www.cstproxy.com/[•].
You are cordially invited to attend the General Meeting, which will be held for the following purposes:
•
Proposal 1—The Business Combination Proposal: RESOLVED, as an ordinary resolution, that, subject to the approval of the ARYA Merger Proposal, ARYA’s entry into the Business Combination Agreement, dated as of February 13, 2024 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”), and Adagio Medical, Inc., a Delaware corporation (“Adagio”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among others:

(A)
ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”);

(B)
On the date on which Closing occurs (the “Closing Date”), immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes (as defined in the accompanying proxy statement/prospectus) and the Subscription Agreement (as defined in the accompanying proxy statement/prospectus) executed by Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio (or such lower amount as is loaned under such notes at Closing), which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes” and, together with the April 2023 Notes, the “Bridge Financing Notes”), (iii) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (iv) an additional cash investment of approximately $8,070,575 (which amount will be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined in the accompanying proxy statement/prospectus) being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and/or warrants exerciseable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”), based on the purchase price in the PIPE Financing (as defined in the accompanying proxy statement/prospectus), in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement;
(C)
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio to be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”) determined in accordance with the terms of the applicable warrant agreement, (B) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes (the “Adagio Convertible Note Conversion”) and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion, and (C) each share of preferred stock, par value $0.001 per share, of Adagio (“Adagio Preferred Stock”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock, in accordance with the terms of Article V, Section 4 of the Amended and Restated Certificate of Incorporation of Adagio (the “Adagio Preferred Stock Conversion”), and each such share of Adagio Preferred Stock shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise) (the “Vested Adagio Options”) with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase an aggregate of [•] shares of New Adagio Common Stock, and (C) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto;

(D)
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock, Base Warrants and/or pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”), pursuant to the terms of the PIPE Financing will occur; (B) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”) in exchange for the private placement Class A ordinary shares held by it; (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes (as defined in the accompanying proxy statement/prospectus) to ARYA in exchange for Class A ordinary shares; (D) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA

(the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period, as further described herein (the “Share Trigger Price Vesting”); (E) New Adagio will issue the New Adagio Convertible Notes (as defined in the accompanying proxy statement/prospectus) and Convert Warrants (as defined in the accompanying proxy statement/prospectus) pursuant to the Convertible Security Subscription Agreement (as defined in the accompanying proxy statement/prospectus) and the 2024 Bridge Financing Note Subscription Agreement (as defined in the accompanying proxy statement/prospectus); and (F) ARYA’s amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”) will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in the accompanying proxy statement/prospectus; and
(E)
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex C and (B) the board of directors of ListCo to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex D. Following the Closing, ListCo’s name will be changed to “Adagio Medical, Inc.” (or such other name mutually agreed to by ARYA and Adagio), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the Subscription Agreements, the Convertible Security Subscription Agreement, 2024 Bridge Financing Note Subscription Agreement, the Base Warrant Agreement and Pre-Funded Warrant Agreement, the Convert Warrant Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement and the Adagio Stockholder Transaction Support Agreements, each in the form attached to the accompanying proxy statement/prospectus as Annex F, Annex G, Annex H, Annex I, Annex J, Annex K, Annex L and Annex M, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.
•	Proposal 2—The ARYA Merger Proposal: RESOLVED, as a special resolution, that, subject to the approval of the Business Combination Proposal:
(A)
ARYA be, and hereby is, authorized to merge with ARYA Merger Sub, so that ARYA be the surviving company of such merger and all the undertakings, property, rights, privileges, agreements, powers and franchises, liabilities and duties of ARYA Merger Sub vest in ARYA by virtue of such merger, pursuant to the Companies Act (Revised) of the Cayman Islands and the Plan of Merger (as defined below);

(B)
the plan of merger, by and among ARYA, ARYA Merger Sub and ListCo, in the form attached to the accompanying proxy statement/prospectus as Annex E, subject to such amendments as may be approved by any director of ARYA, including the annexures thereto (the “Plan of Merger”) be, and hereby is, authorized, approved and confirmed in all respects;

(C)	ARYA be, and hereby is, authorized to enter into the Plan of Merger; and
(D)	ARYA amend and restate its memorandum and articles of association, as amended, in the form attached to the Plan of Merger with effect from the effective time of such merger.
•
Proposal 3—The Adjournment Proposal: RESOLVED, as an ordinary resolution, that the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.

Each of the Business Combination Proposal and the ARYA Merger Proposal (the “Condition Precedent Proposals”) is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Adjournment Proposal is not conditioned on any other proposal.
These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.
Only holders of record of the ARYA Shares at the close of business on [•], 2024 (the “Record Date”) are entitled to notice of the General Meeting and to vote and have their votes counted at the General Meeting and any adjournments of the General Meeting. The accompanying proxy statement/prospectus and accompanying proxy card is being provided to ARYA’s shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournment of the General Meeting. Whether or not you plan to attend the General Meeting, all of ARYA’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to therein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 31 of the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of ARYA (the “ARYA Board”) has approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and recommends that the ARYA shareholders vote “FOR” all of the proposals presented to the ARYA shareholders at the General Meeting. When you consider the ARYA Board’s recommendation of these proposals, you should keep in mind that directors and officers of ARYA have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus.
Pursuant to the Existing Organizational Documents, a public holder of the Class A ordinary shares sold in ARYA’s initial public offering (whether they were purchased in ARYA’s initial public offering or thereafter in the open market) (a “Public Shareholder,” and, such shares, the “Public Shares”) may request that ARYA redeems all or a portion of its Public Shares for cash if the Business Combination is consummated. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the date for which the closing of the Business Combination occurs (the “Closing Date”), to be redeemed prior to the ARYA Merger Effective Time. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)	hold Public Shares; and
(ii)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting), (a) submit a written request to Continental Stock Transfer & Trust Company (“Continental”), ARYA’s transfer agent (the “Transfer Agent”), in which you (i) request that ARYA redeems all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through the Depository Trust Company (“DTC”).

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may seek to have their Public Shares redeemed by ARYA, regardless of whether they vote for or against the Business Combination Proposal or any other proposal and whether they held ARYA Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ARYA Shares on or before [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the trust account established at the consummation of ARYA’s initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination and including interest earned on the funds held in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $[•] on [•], 2024, the estimated per share redemption price is expected to be approximately $[•]. A Public Shareholder who has properly tendered or delivered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own any shares. See “Extraordinary General Meeting of ARYA Shareholders—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) by (a) submitting a written request to the Transfer Agent that ARYA redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with any other shareholder with respect to ARYA Shares and (c) tendering or delivering their ARYA Shares, either physically or electronically using DTC’s deposit/withdrawal at custodian system (“DWAC”), at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered or delivered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
Pursuant to that certain letter agreement, dated as of February 25, 2021 (the “SPAC Sponsor Letter Agreement”), the Sponsor, officers and directors of ARYA have waived all of their redemption rights and will not have redemption rights with respect to any ARYA Shares owned by them, directly or indirectly. As of the date of the accompanying proxy statement/prospectus, the initial shareholders own approximately 53.4% of the issued and outstanding ARYA Shares. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Concurrently with the execution of the Business Combination Agreement, ARYA, the Sponsor, each of Messrs. Wider and Henderson and Ms. Trigg (collectively, the “Other Class B Shareholders” and with the Sponsor, the “initial shareholders”), each of Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov (with the initial shareholders, the “Insiders”), ListCo and Adagio entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”) pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in the accompanying proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements, (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing, (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be re-issued by ListCo to PIPE Investors, including the Perceptive PIPE Investor, as Incentive Shares, and (vii) the Sponsor has agreed to amend the lock-up provisions included in the SPAC Sponsor Letter Agreement and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or

(ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. See “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Investor Rights Agreement” and “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement and the Investor Rights Agreement.
The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
To ensure your representation at the General Meeting, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the General Meeting and vote electronically, obtain a proxy from your broker or bank.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the General Meeting or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. Your proxy card must be received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
An ARYA shareholder who is entitled to attend and vote at the General Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder. A proxyholder need not be an ARYA shareholder.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting. If you are a shareholder of record and you attend the General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.
Your attention is directed to the remainder of the accompanying proxy statement/prospectus (including the Annexes and other documents referred to therein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to therein. If you have any questions or need assistance voting your ARYA Shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling [(800) 662-5200], or banks and brokers can call collect at [(203) 658-9400], or by emailing [ARYD.info@investor.morrowsodali.com].
Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of ARYA Sciences Acquisition Corp IV,

Joseph Edelman

Chairman of the Board of Directors
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ARYA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR PUBLIC SHARES (AND CERTIFICATES, IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR PUBLIC SHARES (AND CERTIFICATES, IF ANY) AND OTHER REDEMPTION FORMS ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

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ANNEXES
Annex A	Business Combination Agreement
Annex B	Amended and Restated Memorandum and Articles of Association of ARYA and Amendment thereto
Annex C	Form of New Adagio Certificate of Incorporation
Annex D	Form of New Adagio Bylaws
Annex E	Plan of Merger
Annex F	Form of Subscription Agreement
Annex G	Form of Convertible Security Subscription Agreement
Annex H	2024 Bridge Financing Note Subscription Agreement
Annex I	Base Warrant Agreement and Pre-Funded Warrant Agreement
Annex J	Convert Warrant Agreement
Annex K	Investor Rights Agreement
Annex L	Sponsor Letter Agreement
Annex M	Adagio Stockholder Transaction Support Agreement
Annex N	Form of New Adagio 2024 Equity Incentive Plan
Annex O	Form of New Adagio 2024 Key Employee Equity Incentive Plan
Annex P	Form of New Adagio 2024 Employee Stock Purchase Plan
Annex Q	Fairness Opinion of Scalar
Annex R	Form of Proxy Card

ADDITIONAL INFORMATION
You may request copies of this proxy statement/prospectus and any other publicly available information concerning ARYA, without charge, by written request to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, or by telephone request at (212) 284-2300; or Morrow Sodali LLC, our proxy solicitor, by calling [(800) 662-5200], or banks and brokers can call collect at [(203) 658-9400], or by emailing [ARYD.info@investor.morrowsodali.com] or from the SEC through the SEC website at http://www.sec.gov.
In order for ARYA’s shareholders to receive timely delivery of the documents in advance of the General Meeting to be held on [•], 2024, you must request the information no later than five business days prior to the date of the General Meeting, i.e. by [•], 2024.
ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by ListCo (File No. 333-[•]), constitutes a prospectus of ListCo under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the New Adagio Securities to be issued to ARYA shareholders, if the business combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the General Meeting of ARYA shareholders at which ARYA shareholders will be asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination by the approval and adoption of the Business Combination Proposal, among other matters.
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
Adagio and its subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, Adagio’s name, logo and website name and address are its trademarks or service marks. This document also contains references to other trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
MARKET AND INDUSTRY DATA
This proxy statement/prospectus includes market and industry data and forecasts that Adagio has derived from publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms or other independent sources and Adagio’s internal data and estimates based on its management’s knowledge of and experience in the market sectors in which it competes.
Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
The industry and market position information that appears in this proxy statement/prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.
Such information is supplemented where necessary with Adagio’s internal estimates and Adagio’s management’s judgment where information is not publicly available.
Industry reports, publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In some cases, Adagio does not expressly refer to the sources from which this data is derived. While Adagio has compiled, extracted, and reproduced industry data from these sources, Adagio has not independently verified any third-party information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.
The industry in which Adagio operates is subject to a high degree of uncertainty and risk. In addition, the novelty of the markets for Adagio’s products may make its assumptions and estimates more uncertain. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to significant uncertainty and may prove to be incorrect based on various factors, including those described in the section entitled “Risk Factors–Risks Related to Adagio’s Business” and elsewhere in this proxy statement/prospectus.
CURRENCY AND EXCHANGE RATES
In this proxy statement/prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars and all references to “$” mean U.S. dollars. Certain monetary amounts described herein have been expressed in U.S. dollars for convenience only and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.
PRESENTATION OF FINANCIAL INFORMATION
ARYA
The historical financial statements of ARYA were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and are denominated in U.S. dollars.
Adagio/ListCo/Pro Forma Financial Statements Presentation
ListCo was incorporated on December 19, 2023 for the purpose of effectuating the Business Combination described herein. ListCo has no material assets or liabilities and does not operate any businesses. Accordingly, no financial statements of ListCo have been included in this proxy statement/prospectus.
This proxy statement/prospectus contains:
•	the audited consolidated financial statements of Adagio as of December 31, 2022 and 2021 and for the fiscal years ended December 31, 2022 and 2021;
•	the unaudited condensed consolidated financial statements of Adagio as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022; and
•
the unaudited pro forma condensed combined financial information of New Adagio as of and for period ended September 30, 2023 and the year ended December 31, 2022, prepared in accordance with Article 11 of SEC Regulation S-X.

The historical results and pro forma financial information presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Adagio’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.
Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the audited and unaudited financial statements of Adagio included in this proxy statement/prospectus. Unless otherwise indicated, financial information of Adagio have been prepared in accordance with GAAP and are denominated in U.S. dollars.
We have made rounding adjustments to some of the figures included in this proxy statement/prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FREQUENTLY USED TERMS
Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:
•	“A&R Third Promissory Note” means the amended and restated unsecured convertible promissory note, dated as of February 13, 2024, by and between the Sponsor and ARYA.
•	“Adagio” means Adagio Medical, Inc., a Delaware corporation, prior to the consummation of the Business Combination.
•	“Adagio Common Stock” means the common stock, par value $0.001 per share, of Adagio.
•
“Adagio Convertible Note Conversion” means the conversion of the Adagio Convertible Notes into shares of Adagio Common Stock and/or Adagio Preferred Stock in accordance with the terms of such Adagio Convertible Notes.

•	“Adagio Convertible Notes” means the issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes).
•
“Adagio Merger” means the merger of Company Merger Sub with and into Adagio, with Adagio surviving the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement.

•	“Adagio Merger Effective Time” means the time at which the Adagio Merger becomes effective.
•	“Adagio Option” means each issued, outstanding and unexercised option to purchase shares of Adagio Common Stock.
•
“Adagio Preferred Stock” means, shares of preferred stock, par value $0.001 per share, of Adagio that are designated either as “Series A Preferred Stock,” “Series B Preferred Stock,” “Series C Preferred Stock,” “Series D Preferred Stock” or “Series E Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of Adagio.

•
“Adagio Preferred Stock Conversion” means the conversion of each issued and outstanding share of Adagio Preferred Stock into [•] shares of Adagio Common Stock, in accordance with the terms of Article V, Section 4 of the Amended and Restated Certificate of Incorporation of Adagio.

•	“Adagio Shares” means the shares of Adagio Common Stock and Adagio Preferred Stock.
•
“Adagio Stockholder Agreements” means the Adagio Third Amended and Restated Voting Agreement, dated November 9, 2020, by and among Adagio and the Adagio Stockholders party thereto, the Adagio Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated November 9, 2020, by and among Adagio and the Adagio Stockholders party thereto and the Adagio Fourth Amended and Restated Investors’ Rights Agreement, dated November 9, 2020, by and among Adagio and the stockholders of Adagio party thereto.

•
“Adagio Stockholder Transaction Support Agreements” means those certain transaction support agreements, substantially in the form attached to this proxy statement/prospectus as Annex M, dated as of February 13, 2024, by and among ARYA, Adagio, and [certain stockholders of Adagio].

•	“Adagio Stockholders” means the holders of Adagio’s capital stock prior to the consummation of the Business Combination.
•
“Adagio Warrants” means the warrants of Adagio which will be either (x) terminated, or (y) “net” exercised in exchange for Adagio Common Stock, as determined in accordance with the terms of the applicable warrant agreement.

•	“Additional Financing” the receipt by ARYA or New Adagio of any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the Closing Date.
•	“AF” means atrial fibrillation.
•
“Aggregate Financing Proceeds” means the sum of, without duplication, (a) the aggregate gross cash proceeds received by the ARYA Parties in respect of the PIPE Financing, including pursuant to any Subscription Agreements executed after the date of this Agreement, (b) the aggregate gross cash proceeds

v

received by Adagio in respect of the Bridge Financing Notes, (c) the aggregate gross cash proceeds received by the ARYA Parties or Adagio in respect of the financing contemplated under the 2024 Bridge Financing Note, and (d) the aggregate gross cash proceeds received by the ARYA Parties of Adagio in respect of the Convertible Security Financing, in the case of each of clause (a) through (d) whether such proceeds are received prior to or on the Closing Date and before giving effect to any uses thereof (including the payment or satisfaction of any fees, costs or expenses). Notwithstanding anything to the contrary herein, (i) any cash proceeds received by an ARYA Party or Adagio or any of its affiliates in respect of the PIPE Financing, the Bridge Financing Notes, the 2024 Bridge Financing Note or the Convertible Security Financing prior to the Closing Date shall constitute, and be taken into account for purposes of determining, Aggregate Financing Proceeds (without, for the avoidance of doubt, giving effect to, or otherwise taking into account the use of any such proceeds) and (ii) if any ARYA Party or Adagio or any of its affiliates directs all or any portion of the proceeds from any of the foregoing financings to pay any fees, costs or expenses, such proceeds will, for the avoidance of doubt, be deemed received pursuant to this definition and will constitute “Aggregate Financing Proceeds.”
•
“Aggregate Transaction Proceeds” means an amount equal to the sum of (a) the aggregate cash proceeds available for release to any ARYA Party (or any designees thereof) from the Trust Account in connection with the transactions contemplated hereby (after giving effect to the redemption of ARYA shareholders and before giving effect to the payment of any fees, costs or expenses (including, for the avoidance of doubt, any deferred underwriting commissions)) and (b) the Aggregate Financing Proceeds.

•
“Articles of Association” means the amended and restated articles of association of ARYA adopted by special resolution on February 24, 2021, as amended by special resolution in connection with the extraordinary general meeting of shareholders of ARYA on February 28, 2023 and as may hereafter be amended.

•	“ARYA” means ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company.
•	“ARYA Board” means the board of directors of ARYA.
•	“ARYA Convertible Promissory Notes” means the First Convertible Promissory Note, the Second Convertible Promissory Note, the A&R Third Promissory Note and the Fourth Convertible Promissory Note.
•
“ARYA Merger” means the merger of ARYA Merger Sub with and into ARYA, with ARYA surviving the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement.

•	“ARYA Merger Effective Time” means the time at which the ARYA Merger becomes effective.
•	“ARYA Merger Sub” means Aja Merger Sub 1, a Cayman Islands exempted company and wholly owned subsidiary of ListCo prior to the consummation of the Business Combination.
•	“ARYA Parties” means ARYA, ListCo, ARYA Merger Sub and Company Merger Sub.
•	“ARYA Shares” means the Class A ordinary shares and the Class B ordinary shares.
•
“Base Convert Financing” means the purchase by the Convert Investors of $20,000,000 in New Adagio Convertible Notes and 1,500 000 Convert Warrants pursuant to the Convertible Security Subscription Agreement.

•
“Base Warrant Agreement” means a warrant exercisable for shares of New Adagio Common Stock, at a $10.00 exercise price or on a cashless basis, substantially in the form attached to this proxy statement/prospectus as Annex I, to be issued to certain of the PIPE Investors concurrently with the Closing.

•	“Base Warrants” means the warrants to purchase New Adagio Common Stock and issued pursuant to the Base Warrant Agreement.
•
“Bridge Financing Notes” means, collectively, (i) the $15,000,000 convertible promissory notes of Adagio that the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), and (ii) the $8,000,000 convertible promissory notes of Adagio (or such lower amount as is loaned under such notes at Closing) that the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes”).
•	“Business Combination” means the transactions contemplated by the Business Combination Agreement.
•
“Business Combination Agreement” means the Business Combination Agreement, attached to this proxy statement/prospectus as Annex A, dated as of February 13, 2024, by and among ARYA, ListCo, ARYA Merger Sub, Company Merger Sub, and Adagio, as it may be amended and supplemented from time to time.

•	“Cayman Islands Companies Act” means the Companies Act (Revised) of the Cayman Islands, as the same may be amended from time to time.
•	“Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of ARYA.
•	“Class B ordinary shares” means the Class B ordinary shares, par value $0.0001 per share, of ARYA.
•	“Closing” means the time at which the Mergers become effective and the closing of the Business Combination.
•	“Closing Date” means the date on which the Closing occurs.
•	“Code” means the Internal Revenue Code of 1986, as amended.
•	“Company Merger Sub” means Aja Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of ListCo prior to the consummation of the Business Combination.
•	“Condition Precedent Proposals” means the Business Combination Proposal and the ARYA Merger Proposal, collectively.
•	“Continental” means Continental Stock Transfer & Trust Company.
•	“Convert Investors” means the investors party to the Convertible Security Subscription Agreement.
•
“Convert Warrants” means the warrants exercisable for shares of New Adagio Common Stock, at a $24.00 exercise price or on a cashless basis, issued in connection with the Convertible Security Subscription Agreement.

•	“Convertible Security Financing” means the Base Convert Financing and the Perceptive Convertible Note Commitment.
•
“Convertible Security Subscription Agreement” means the securities purchase agreement, attached to this proxy statement/prospectus as Annex G, dated February 13, 2024, by and among the Convert Investors and ListCo.

•	“DGCL” means the Delaware General Corporation Law, as amended.
•	“DTC” means The Depository Trust Company.
•	“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.
•	“ESPP” means the New Adagio 2024 Employee Stock Purchase Plan, a form of which is included as Annex P to this proxy statement/prospectus.
•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.
•	“Existing Governing Documents” means the Articles of Association.
•	“First Convertible Promissory Note” means the unsecured convertible promissory note, dated as of November 7, 2022, by and between the Sponsor and ARYA.
•	“Fourth Convertible Promissory Note” means the unsecured promissory note, dated as of February 8, 2024, by and between the Sponsor and ARYA.

•
“General Meeting” means the extraordinary general meeting of ARYA’s shareholders, to be held on [•], 2024 at [•] [a.m./p.m.], Eastern Time, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned.

•	“Incentive Shares” means 1,000,000 shares of New Adagio Common Stock to be issued to the PIPE Investors, including the Perceptive PIPE Investor.
•	“initial public offering” means ARYA’s initial public offering that was consummated on March 2, 2021.
•	“initial shareholders” means the Sponsor, Michael Henderson, Todd Wider, and Leslie Trigg.
•	“In-the-Money Adagio Option” means each Vested Adagio Option with an aggregate adjusted equity value that exceeds the aggregate exercise price of such Adagio Option.
•	“Investment Company Act” means the Investment Company Act of 1940, as amended.
•
“Investor Rights Agreement” means the Investor Rights Agreement, substantially in the form attached to this proxy statement/prospectus as Annex K to be entered into at Closing by ListCo, ARYA, the Sponsor and the other initial shareholders, the Perceptive PIPE Investor and certain stockholders of Adagio.

•	“IRS” means the United States Internal Revenue Service.
•
“ListCo” means Aja HoldCo, Inc., a Delaware corporation and, prior to the Effective Time, a wholly owned subsidiary of ARYA, prior to the consummation of the Business Combination and New Adagio following the consummation of the Business Combination.

•	“Memorandum of Association” means the amended and restated memorandum of association of ARYA adopted by special resolution on February 24, 2021.
•	“Mergers” means the ARYA Merger and the Adagio Merger.
•	“Morrow” means Morrow Sodali LLC, as proxy solicitor.
•	“Nasdaq” means the Nasdaq Capital Market.
•	“New Adagio” means Aja HoldCo, Inc., a Delaware corporation, following the consummation of the Business Combination.
•	“New Adagio Board” means the board of directors of New Adagio.
•	“New Adagio Common Stock” means the common stock, par value $0.0001 per share, of New Adagio.
•
“New Adagio Convertible Notes” means the 13% senior secured convertible notes issuable pursuant to the Convertible Security Subscription Agreement and the 2024 Bridge Financing Note Subscription Agreement.

•	“New Adagio Preferred Stock” means the preferred stock, par value $0.0001 per share, of New Adagio.
•	“Perceptive Advisors” means Perceptive Advisors, LLC, an affiliate of the Sponsor.
•
“Perceptive Convertible Note Commitment” means the commitment by the Perceptive PIPE Investor to subscribe for $5,500,000 (subject to reduction to the extent Additional Financing is raised pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement) of New Adagio Convertible Notes and 937,500 Convert Warrants on the Closing Date pursuant to the Business Combination Agreement on the same terms and the Convert Investors executing the Convertible Security Subscription Agreement.

•	“Perceptive PIPE Investor” means Perceptive Life Sciences Master Fund, Ltd., a Cayman Islands exempted company.
•	“PIPE Financing” means the transactions contemplated by the Subscription Agreements.
•	“PIPE Investors” means the Perceptive PIPE Investor and the other investors subscribing for shares of New Adagio Common Stock pursuant to the Subscription Agreements.
•	“PIPE Warrants” means the Base Warrants and the Pre-Funded Warrants.

•
“Pre-Funded Warrant Agreement” means a warrant to purchase shares of New Adagio Common Stock, at a $0.01 exercise price, substantially in the form attached to this proxy statement/prospectus as Annex I, to be issued to certain of the PIPE Investors concurrently with the Closing.

•	“Pre-Funded Warrants” means a pre-funded warrant to purchase shares of New Adagio Common Stock issued pursuant to the Pre-Funded Warrant Agreement.
•
“Private Placement Shares” means the 499,000 private placement shares outstanding as of the date of this proxy statement/prospectus that were issued to the Sponsor in a private placement simultaneously with the closing of our initial public offering, which are identical to the Class A ordinary shares sold in our initial public offering, subject to certain limited exceptions.

•
“Proposed Bylaws” means the proposed bylaws of New Adagio, substantially in the form attached to this proxy statement/prospectus as Annex D, to be effective upon the consummation of the Business Combination.

•
“Proposed Certificate of Incorporation” means the proposed certificate of incorporation of New Adagio, substantially in the form attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination.

•	“Proposed Governing Documents” means the Proposed Certificate of Incorporation and the Proposed Bylaws.
•	“Public Shareholder” means the holders of the Public Shares.
•	“Public Shares” means the publicly held Class A ordinary shares issued in the initial public offering (whether they were purchased in the initial public offering or thereafter in the open market).
•	“Record Date” means [•], 2024.
•	“redemption” means the redemption of Public Shares for cash pursuant to the Existing Governing Documents.
•	“Registration and Shareholder Rights Agreement” means the registration and shareholder rights agreement, dated March 2, 2021, by and between ARYA and the initial shareholders.
•	“Scalar” means Scalar, LLC.
•	“SEC” means the U.S. Securities and Exchange Commission.
•	“Second Convertible Promissory Note” means the unsecured convertible promissory note, dated as of February 28, 2023, by and between the Sponsor and ARYA (as amended on February 13, 2024).
•	“Securities Act” means the Securities Act of 1933, as amended.
•
“Share Trigger Price Vesting” means the vesting of the 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor and vest if the post-Closing share price of New Adagio exceeds $24.00 per share.

•
“SPAC Sponsor Letter Agreement” means that certain letter agreement, dated as of February 25, 2021, by and among ARYA, the Sponsor, Joseph Edelman, Adam Stone, Michael Altman, Konstantin Poukalov, Todd Wider, Michael Henderson, and Leslie Trigg.

•	“Sponsor” means ARYA Sciences Holdings IV, a Cayman Islands exempted company.
•
“Sponsor Letter Agreement” means that certain letter agreement, attached to this proxy statement/prospectus as Annex L, dated as of February 13, 2024, by and among ListCo, ARYA, Adagio, the Sponsor, Joseph Edelman, Adam Stone, Michael Altman, Konstantin Poukalov, Todd Wider, Michael Henderson, and Leslie Trigg, amending certain provisions of the SPAC Sponsor Letter Agreement.

•
“Subscription Agreements” means subscription agreements, substantially in the form attached to this proxy statement/prospectus as Annex F, entered into by ARYA and each of the PIPE Investors in connection with the PIPE Financing.

•	“Transfer Agent” means Continental Stock Transfer & Trust Company.

•	“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.
•
“Trust Account” means the trust account of ARYA maintained by the Transfer Agent, which holds the net proceeds from the initial public offering and certain of the proceeds from the sale of the Private Placement Shares, together with interest earned thereon, less amounts released to pay taxes and redemptions in connection with the adoption of the special resolution during the extraordinary general meeting of shareholders of ARYA on February 28, 2023.

•
“Vested Adagio Option” means each Adagio Option that is vested as of the Adagio Merger Effective Time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise).

•	“Working Capital Shares” means the up to [•] Class A ordinary shares that may be issued to the Sponsor upon the conversion of the ARYA Convertible Promissory Notes.
•
“2024 Bridge Financing Note” means the $7,000,000 convertible promissory note of Adagio issued to the Perceptive PIPE Investor pursuant to the 2024 Bridge Financing Note Subscription Agreement and which will convert into New Adagio Convertible Notes and Convert Warrants pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement (subject to adjustment depending on the receipt of Additional Financing).

•
“2024 Bridge Financing Note Subscription Agreement” means the note purchase agreement, attached to this proxy statement/prospectus as Annex H, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo.

•	“2024 Equity Incentive Plan” means the New Adagio 2024 Equity Incentive Plan, a form of which is included as Annex N to this proxy statement/prospectus.
•	“2024 Key Employee Plan” means the New Adagio 2024 Key Employee Equity Incentive Plan, a form of which is included as Annex O to this proxy statement/prospectus
x

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF ARYA
The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to ARYA’s shareholders. We urge shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the General Meeting, which will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022 and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
Q.	Why am I receiving this proxy statement/prospectus?
A.
ARYA shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination.

Subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:
(a)
ARYA Merger Sub will merge with and into ARYA and Company Merger Sub will merge with and into Adagio, with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement;

(b)
On the date on which Closing Date, immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes and the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will contribute (i) the Bridge Financing Notes, (ii) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (iii) an additional cash investment of approximately $8,070,575 (which amount would be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of New Adagio Common Stock and/or PIPE Warrants, based on the purchase price in the PIPE Financing, in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement;

(c)
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio to be either (x) terminated, or (y) “net” exercised in exchange for shares of Adagio Common Stock determined in accordance with the terms of the applicable warrant agreement, (B) all issued and outstanding Adagio Convertible Notes, including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion, and (C) each share of Adagio Preferred Stock that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock, in accordance with the terms of Article V, Section 4 of the Amended and Restated Certificate of Incorporation of Adagio, and each such share of Adagio Preferred Stock shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each In-the-Money Adagio Option shall be cancelled and extinguished in exchange for options to purchase an aggregate of [•] shares of New Adagio Common Stock, and (C) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto;
(d)
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock and/or PIPE Warrants, pursuant to the terms of the PIPE Financing will occur; (B) each issued and outstanding Class A ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to the Sponsor in exchange for the private placement Class A ordinary shares held by it; (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Class A ordinary shares; (D) each issued and outstanding Class B ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares to be forfeited by the Sponsor and issued to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject the Share Trigger Price Vesting; (E) New Adagio will issue the New Adagio Convertible Notes and Convert Warrants pursuant to the Convertible Security Subscription Agreement and the 2024 Bridge Financing Note Subscription Agreement; and (F) ARYA’s Existing Governing Documents will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in this proxy statement/prospectus; and

(e)
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to this proxy statement/prospectus as Annex C and (B) the board of directors of ListCo (the “ListCo Board”) to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to this proxy statement/prospectus as Annex D. Following the Closing, ListCo’s name will be changed to “Adagio Medical, Inc.” (or such other name mutually agreed to by ARYA and Adagio).

If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time.
As described above, in connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors committed $45,000,000 of financing, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market and not to redeem such shares prior to the Closing Date, and (ii) non-redemption commitments by certain investors. In connection with the PIPE Financing, certain PIPE Investors will be issued Base Warrants and/or Pre-Funded Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. In addition to the Bridge Financing Notes that will be contributed to ListCo in exchange for shares of New Adagio Common Stock pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will also subscribe for approximately $[•] of shares of New Adagio Common Stock and Base Warrants in the PIPE Financing. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Further, in connection with the execution of the Business Combination Agreement, the Convert Investors executed the Convertible Security Subscription Agreement, pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of New Adagio Convertible Notes, which will be convertible into shares of New Adagio Common Stock, and 1,500,000 Convert Warrants, each convert warrant being exercisable on a cashless basis or for one share of New Adagio Common Stock at $24.00 per share, subject to adjustment. The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased $7,000,000 of 2024 Bridge Financing Notes pursuant to the 2024 Bridge Financing Note Subscription Agreement. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and 937,000 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement. Subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio Common Stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
In connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per Class A ordinary share, which will convert into shares of New Adagio Common Stock in connection with the Business Combination.
A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and you are encouraged to read the Business Combination Agreement in its entirety. For more information, also see “Proposal 1: Business Combination Proposal.”
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
The provisions of the Proposed Governing Documents will differ in certain material respects from the Existing Governing Documents. Please see “What amendments will be made to the current constitutional documents of ARYA?” below.
THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.
Q.	What proposals are shareholders of ARYA being asked to vote upon?
A.	At the extraordinary general meeting, ARYA is asking holders of ARYA Shares to consider and vote upon three (3) separate proposals:
•	The Business Combination Proposal: a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, and the transactions contemplated thereby;
•
The ARYA Merger Proposal: a proposal to approve by special resolution the merger of ARYA with ARYA Merger Sub, so that ARYA is the surviving company of such merger and the Existing Organizational Documents be amended and restated with the form of memorandum and articles of association attached to the Plan of Merger, which simplifies ARYA’s organizational documents and removes provisions therefrom that are no longer relevant for an entity that becomes a wholly-owned subsidiary of a listed company and ceases to be a blank check company with public reporting obligations; and

•
The Adjournment Proposal: a proposal to approve by ordinary resolution the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.

Each of the Business Combination Proposal and the ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Adjournment Proposal is not conditioned on any other proposal.
For more information, please see “Proposal 1: Business Combination Proposal,” “Proposal 2: ARYA Merger Proposal” and “Proposal 3: Adjournment Proposal.”
ARYA will hold the General Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the General Meeting. Shareholders of ARYA should read it carefully.
After careful consideration, the ARYA Board has determined that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are in the best interests of ARYA and its shareholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.
Q.	Why is ARYA proposing the Business Combination?
A.
ARYA is a blank check company incorporated on August 24, 2020, as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ARYA has neither engaged in any operations nor generated any revenue to date. Based on ARYA’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

ARYA has identified several criteria and guidelines it believes are important for evaluating acquisition opportunities. ARYA has sought to acquire companies that: have a scientific or other competitive advantage in the markets in which they operate and which can benefit from access to additional capital as well as ARYA’s industry relationships and expertise; are ready to be public, with strong management, corporate governance and reporting policies in place; will likely be well received by public investors and are expected to have good access to the public capital markets; have significant embedded and/or underexploited growth opportunities; exhibit unrecognized value or other characteristics that ARYA believes have been misevaluated by the market based on its rigorous analysis and scientific and business due diligence review; and will offer attractive risk-adjusted equity returns for ARYA shareholders. In addition, ARYA (a) must complete an initial business combination with one or more target businesses that together have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination and (b) is not permitted to effect an initial business combination with solely another blank check company or a similar company with nominal operations.
Based on its due diligence investigations of Adagio and the industry in which it operates, including the financial and other information provided by Adagio in the course of negotiations, the ARYA Board believes that Adagio meets the criteria and guidelines listed above. However, there is no assurance of this. See “Proposal 1: Business Combination Proposal—The ARYA Board’s Reasons for the Business Combination.”
Although the ARYA Board believes that the Business Combination with Adagio presents a unique business combination opportunity and is in the best interests of ARYA and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Proposal 1: Business Combination Proposal—The ARYA Board’s Reasons for the Business Combination” and “Risk Factors—Risks Related to the Business Combination and ARYA.”
Q:	What revenues and profits/losses has the Adagio generated in the last two years?
A:
For the fiscal years ended December 31, 2022 and 2021, Adagio had total revenues of $0.2 million and $0.3 million and net losses of $23.7 million and $19.9 million, respectively. At the end of fiscal year ended December 31, 2022, Adagio’s total assets were $8.7 million and its total liabilities were $13.1 million. For additional information, please see the Adagio Financial Statements and section “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Q.	Did the ARYA Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A.
Yes. Although the Existing Governing Documents not require the ARYA Board to seek a third-party valuation or fairness opinion in connection with a business combination unless the target is affiliated with the Sponsor or ARYA’s directors or officers, on February 12, 2024, Scalar rendered an oral opinion, which was subsequently confirmed in writing, to the ARYA Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in such opinion, the Consideration (as defined in such opinion) to be delivered to the Adagio Stockholders pursuant to the Business Combination Agreement is fair from a financial point of view to the holders of Class A ordinary shares (other than (a) Adagio, (b) the Sponsor, (c) the Insiders, (d) the Other PIPE Investors, (e) the Convert Investors and (f) the Perceptive PIPE Investor (the “Excluded Parties)), without giving effect to any impact of the Business Combination on any particular holder of Class A ordinary shares other than in its capacity as a holder of Class A ordinary shares. Please see the section entitled “Proposal 1: Business Combination Proposal—Opinion of ARYA’s Financial Advisor” and the opinion of Scalar attached hereto as Annex Q for additional information.

Q.	What will Adagio’s equityholders receive in return for the Business Combination with ARYA?
A.
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio to be either (x) terminated, or (y) “net” exercised in exchange for shares of Adagio Common Stock determined in accordance with the terms of the applicable warrant agreement; (B) all issued and outstanding Adagio Convertible Notes, including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion; and (C) each share of Adagio Preferred Stock that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock, in accordance with the terms of Article V, Section 4 of the Amended and Restated Certificate of Incorporation of Adagio, and each such share of Adagio Preferred Stock shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each Vested Adagio Option with an aggregate value that exceeds the aggregate exercise price of such Adagio Option shall be cancelled and extinguished in exchange for options to purchase an aggregate of [•] shares of New Adagio Common Stock, and (C) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto.

Q.	How will the combined company be managed following the Business Combination?
A.
Following the Closing, it is expected that the current management of Adagio will become the management of New Adagio, and the New Adagio Board will initially consist of up to seven (7) directors, which will be divided into three classes (Class I, II and III), with directors serving staggered three-year terms and with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of up to three (3) directors. Pursuant to the Business Combination Agreement, the New Adagio Board will consist of three (3) individuals designated by Adagio, each of whom shall be reasonably acceptable to ARYA and the Sponsor, and four (4) individuals designated by the Sponsor, whom shall be reasonably acceptable to Adagio. Please see the section entitled “Management of New Adagio Following the Business Combination” for further information and biographies of the proposed management and directors of New Adagio.
Q.	What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?
A.
It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately [•]% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately [•]% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately [•]% of the outstanding New Adagio Common Stock. Assuming 100% of the holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 0% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately [•]% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately [•]% of the outstanding New Adagio Common Stock. These percentages are based on the assumptions described in the footnotes to the table below and a redemption value of the Public Shares on the Closing Date of approximately $[•] per share (based on the aggregate amount on deposit in the Trust Account of approximately $[•] as of [•], 2024).

As discussed below under the heading “—How do the Sponsor and the other initial shareholders intend to vote their shares?,” our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Business Combination. If such purchases are made, the public “float” of the Public Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) and the number of beneficial holders of ARYA Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for such securities.

The below sensitivity table shows the potential impact of redemptions on the share ownership by non-redeeming shareholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario. The information in the below sensitivity table has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below sensitivity table. In addition, certain percentages presented in the below sensitivity table reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.
	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Holders of Public Shares(5)	[•]	[•]%	[•]	[•]%	[•]	[•]%	—	—
Initial shareholders (including the Sponsor)(6)	[2,089,000]	[•]%	[2,089,000]	[•]%	[2,089,000]	[•]%	[2,089,000]	[•]%
Existing Adagio shareholders (excluding Perceptive PIPE Investor and RA Capital)(7)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
PIPE Investors (excluding the Perceptive PIPE Investor and including RA Capital)(8)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Perceptive PIPE Investor(9)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Total Shares Outstanding (excluding Additional Dilution Sources)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
The sensitivity table below also sets forth the potential additional dilutive impact that additional sources of dilution might have on the share ownership by non-redeeming shareholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario.
	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Additional Dilution Sources	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
PIPE Warrants(10)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
New Adagio Convertible Notes(11)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Convert Warrants(12)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
2024 Equity Incentive Plan(13)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
2024 Key Employee Plan(14)
ESPP(15)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Sponsor’s Share Trigger Price Vesting(16)	1,147,500	[•]%	1,147,500	[•]%	1,147,500	[•]%	1,147,500	[•]%
Jefferies Fees(17)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Total Additional Dilution Sources	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
(1)
This scenario assumes that no Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(2)	This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.
(3)
This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(4)
This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See footnote 5 below. See also “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(5)
Total number of Public Shares subject to redemption is net of [•] Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors. Such deduction of [•] Public Shares includes [•] Public Shares that are assumed to be purchased at $[•] per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on [•], 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $[•].

(6)
Excludes (i) 1,000,000 of the Sponsor’s Class B ordinary shares that will be forfeited to ARYA and re-issued by ListCo as Incentive Shares to PIPE Investors, including the Perceptive PIPE Investor, and (ii) 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor with respect to its Class B ordinary shares upon Share Trigger Price Vesting. Includes [•] shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes.

(7)
Includes, but is not limited to, [•] shares of New Adagio Common Stock issued upon conversion of the Adagio Convertible Notes, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement. Excludes shares of New Adagio Common Stock issuable (i) under the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, or the ESPP, and (ii) upon exercise of the New Adagio options, for which the cancelled Vested Adagio Options with an aggregate adjusted equity value that exceeded the aggregate exercise price of such Adagio Option have been exchanged. For more information, see additional sources of dilution in the table below.

(8)
Includes, but is not limited to, (i) [•] Incentive Shares, (ii) [•] shares of New Adagio Common Stock issued upon conversion of shares in Adagio held by one of the Other PIPE Investors prior to Closing, (iii) [•] shares of New Adagio Common Stock issued upon conversion of the Adagio Convertible Notes held by one of the Other PIPE Investors, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement, (iv) the commitments by certain PIPE Investors to purchase and not redeem [•] Public Shares assumed to be purchased at $[•] per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on [•], 2024) by certain PIPE Investors pursuant to open market purchase commitments for up to $[•] made in certain Subscription Agreements, and (v) the commitments by certain PIPE Investors not to redeem [•] Public Shares they currently hold prior to the Closing. Does not include any shares of New Adagio Common Stock issuable upon exercise of any PIPE Warrants. For more information, see additional sources of dilution in the table below.

(9)
Includes, but is not limited to, (i) [•] Incentive Shares, (ii) [•] shares of New Adagio Common Stock issued upon contribution of Bridge Financing Notes held by the Perceptive PIPE Investor, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement and (iii) [•] shares of New Adagio Common Stock issued upon conversion of shares of Adagio held by the Perceptive PIPE Investor prior to Closing. Does not include any shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon conversion of any New Adagio Convertible Notes or any shares of New Adagio Common Stock issuable upon exercise of any PIPE Warrants or Convert Warrants. For more information, see additional sources of dilution in the table below.

(10)
Assumes all PIPE Warrants are exercised for shares on a one for one basis. [•] shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the [•] PIPE Warrants to be issued to the Perceptive PIPE Investor in the PIPE Financing. Such number of shares to be issued to the Perceptive PIPE Investor based on the [•] PIPE Warrants it holds would represent [•]%, [•]% and [•]% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively.

(11)
Assumes $[•] of New Adagio Convertible Notes are converted into [•] shares of New Adagio Common Stock at a conversion price of $[•] per share. [•] shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the up to $[•] of New Adagio Convertible Notes to be issued to the Perceptive PIPE Investor in the Convertible Security Financing, assuming that no additional investors subscribe for New Adagio Convertible Notes prior to the Closing Date. Such number of shares to be issued to the Perceptive PIPE Investor based on the $[•] of New Adagio Convertible Notes it holds would represent [•]%, [•]% and [•]% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively.

(12)
Assumes all Convert Warrants are exercised for shares on a one for one basis. [•] shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the [•] Convert Warrants to be issued to the Perceptive PIPE Investor in the Convertible Security Financing (assuming no Additional Financing is found between signing of the 2024 Bridge Financing Note Subscription Agreement and the Closing Date). Such number of shares to be issued to the Perceptive PIPE Investor based on the [•] Convert Warrants it holds would represent [•]%, [•]% and [•]% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively.

(13)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the 2024 Equity Incentive Plan, which equals [•] shares of New Adagio Common Stock in the no redemption scenario, [•] shares of New Adagio Common Stock in the 25% redemption scenario, [•] shares of New Adagio Common Stock in the 75% redemption scenario, and [•]shares of New Adagio Common Stock in the 100% redemption scenario, in each case, following the consummation of the Business Combination.

(14)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the 2024 Key Employee Plan, which equals [•] shares of New Adagio Common Stock in the no redemption scenario, [•] shares of New Adagio Common Stock in the 25% redemption scenario, [•] shares of New Adagio Common Stock in the 75% redemption scenario, and [•] shares of New Adagio Common Stock in the 100% redemption scenario, in each case, following the consummation of the Business Combination.

(15)	This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the ESPP, which equals [•]

shares of New Adagio Common Stock in the no redemption scenario, [•] shares of New Adagio Common Stock in the 25% redemption scenario, [•] shares of New Adagio Common Stock in the 75% redemption scenario, and [•] shares of New Adagio Common Stock in the 100% redemption scenario, in each case, following the consummation of the Business Combination.
(16)	Assumes 1,147,500 shares of New Adagio Common Stock are issued to the Sponsor with respect to its Class B ordinary shares upon Share Trigger Price Vesting.
(17)	At the election of ARYA, the Jefferies Fees may be paid in cash or in shares of New Adagio Common Stock.
For more information on the impact on post-Closing public float of redemptions in connection with the Business Combination, sources of dilution and other issuances of shares of New Adagio Common Stock in connection with the Business Combination and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
Upon completion of the Business Combination, the Perceptive PIPE Investor and its affiliates, including the Sponsor, will beneficially own a significant equity interest in New Adagio and may take actions that conflict with the interests of the Public Shareholders or stockholders of New Adagio. The interests of the Sponsor may not align with the interests of the Public Shareholders or stockholders of New Adagio in the future (see “Questions and Answers for Shareholders of ARYA—What interests do the initial shareholders have in the Business Combination”). The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with New Adagio. The Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to New Adagio’s business and, as a result, those acquisition opportunities may not be available to New Adagio. In addition, the Sponsor may have an interest in New Adagio pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to New Adagio and its stockholders.
Q:	Can I sell the New Adagio Common Stock that I may receive in the Business Combination?
A:
Yes, so long as there is sufficient market demand for the New Adagio Common Stock. The New Adagio Common Stock being issued in the Business Combination to former public shareholders of ARYA that do not redeem in connection with the Business Combination will be transferable (subject to applicable restrictions under the U.S. securities laws) and will be registered with the SEC. It is a condition to Closing that the New Adagio Common Stock being issued in the Business Combination, including the New Adagio Common Stock issued as part of the PIPE Financing, be approved for listing on Nasdaq, subject to official notice of issuance. However, following the Business Combination, there can be no assurance that the New Adagio Common Stock will continue to satisfy the listing requirements of Nasdaq or that a trading market in the New Adagio Common Stock will develop or exist at any time. further, no prediction can be made regarding the liquidity of any such market or the prices at which the New Adagio Common Stock may trade at any point in time.

Q:	What is the expected per share value of the cash consideration to be received by Adagio in the Business Combination?
A:
As described in “Summary—Sources and Uses of Funds for the Business Combination,” and “—What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?” the net cash to the balance sheet of New Adagio and the total number of shares of New Adagio Common Stock will, among others, depend on the extent to which Public Shareholders exercise their redemption rights, the redemption price per share at Closing, the price at which the open market purchases in connection with the PIPE Financing occur and how much accrued and unpaid interest on the Bridge Financing Notes will be contributed in exchange for shares of New Adagio Common Stock and how much accrued and unpaid interest on the Adagio Convertible Notes will be converted into shares of New Adagio Common Stock at Closing. Although the parties to the Business Combination have deemed the value of the New Adagio

Common Stock to be equal to $10.00 per share for determining the number of shares of New Adagio Common Stock issuable to holders of Adagio Common Stock, the cash value per share of New Adagio Common Stock and the trading price of New Adagio Common Stock following the Business Combination is expected to be substantially less than $10.00 per share.
As discussed below under the heading “—How do the Sponsor and the other initial shareholders intend to vote their shares?,” our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Business Combination. If such purchases are made, the public “float” of the Public Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) and the number of beneficial holders of ARYA Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for such securities. For more information on the impact on post-Closing public float of redemptions in connection with the Business Combination, sources of dilution and other issuances of shares of New Adagio Common Stock in connection with the Business Combination and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
Set forth below is a calculation of the net cash per share of New Adagio Common Stock resulting from the proceeds of the Trust Account in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario. Such calculations are based upon (i) cash held in the Trust Account as of [•], 2024 of approximately $[•] per Public Share (rounded to the nearest cent) and (ii) transaction expenses of $[•] million.
	Assuming No Redemption(1)	Assuming 25% Redemption(2)	Assuming 75% Redemption(3)	Assuming Maximum Redemption(4)
Public Shares Not Redeemed(5)	[•]	[•]	[•]	—
Gross Cash Proceeds from the Trust Account at $[•] per Share(5)	$[•]	$[•]	$[•]	—
PIPE Financing(6)	$[•]	$[•]	$[•]	$[•]
Convertible Security Financing(7)	$[•]	$[•]	$[•]	$[•]
Transaction Expenses(8)	$[•]	$[•]	$[•]	$[•]
Net Cash Proceeds from the Trust Account at $[•] per Share(9)	$[•]	$[•]	$[•]	$[•]
Total Shares Outstanding(10)	[•]	[•]	[•]	[•]
Net Cash per share of New Adagio Common Stock Outstanding	$[•]	$[•]	$[•]	$[•]
(1)
This scenario assumes that no Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(2)
This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(3)
This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(4)
This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(5)
Total number of Public Shares subject to redemption is net of [•] Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors. Such deduction of [•] Public Shares includes [•] Public Shares that are assumed to be purchased at $[•] per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on [•], 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $[•].

(6)
Includes the redemption value of [•] Public Shares resulting from the commitments from certain Other PIPE Investors to (i) purchase and not redeem Public Shares for $[•] (assumed to result in the purchase of [•] Public Shares, purchased at $[•] per share in the open market, which reflects the closing price of the Class A ordinary shares on Nasdaq on [•], 2024), and (ii) not redeem [•] Public Shares they currently hold prior to the Closing. Does not assume the exercise of any PIPE Warrants at $10.00 per share. Includes $[•] of Bridge Financing Notes that have been funded pre-Closing.

(7)	Includes $[•] of 2024 Bridge Financing Note that is funded pre-Closing. Does not assume the exercise of any Convert Warrants at $24.00 per share.
(8)
Excludes the portion of the deferred underwriting commissions that has been waived by Goldman Sachs & Co. LLC. Assumes ARYA does not elect to pay the Jefferies Fees in shares of New Adagio Common Stock. “Risk Factors—Risks Related to the Business Combination and ARYA—The waiver of deferred underwriting commission by Goldman Sachs & Co. LLC despite performing all of its obligations under the Underwriting Agreement may indicate that it may be unwilling to be associated with the disclosure in this proxy statement/prospectus.”

(9)	Deducts the portion of the deferred underwriting commissions that have not been waived, as described above.
(10)
Reflects the assumptions made further above in the sensitivity table under “—What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?” Does not adjust for sources of dilution following the Closing Date. For more information on potential sources of dilution also see, “—What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?”

Q.	How does the Proposed Certificate of Incorporation differ from the Existing Governing Documents?
A.
The Proposed Certificate of Incorporation to be adopted by ListCo prior to the consummation of the Business Combination differs from the Existing Governing Documents in the following material respects:

[To come.]
Q.	What amendments will be made to the current constitutional documents of ARYA?
A.
The Existing Governing Documents set forth various provisions related to ARYA’s status as a blank check company prior to the consummation of a business combination, including a provision that provides that, if ARYA does not consummate a business combination by the Termination Date, ARYA shall cease all operations except for the purposes of winding up and shall redeem the Public Shares and liquidate the Trust Account.

The amendment and restatement of the Existing Organizational Documents in connection with the ARYA Merger Proposal will make ARYA’s existence perpetual and will remove other provisions related to ARYA’s status as a blank check company, which will become irrelevant following the consummation of the Business Combination and due to the post-Business Combination status of ARYA as a subsidiary of New Adagio. See the discussion in this proxy statement/prospectus under the caption, “Proposal 2: ARYA Merger Proposal.”
Q.	Do I have redemption rights and is there a limit on the number of shares I may redeem?
A.
If you are a holder of Public Shares, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The initial shareholders have agreed to waive their redemption rights with respect to all of their ARYA Shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q.	How do I exercise my redemption rights?
A.
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ARYA redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	hold Public Shares; and
(ii)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting), (a) submit a written request to the Transfer Agent in which you (i) request that ARYA redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) (the “Redemption Deadline”) in order for their shares to be redeemed.
The address of Continental, the Transfer Agent, is listed under the question “Who can help answer my questions?” below.
The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may seek to have their Public Shares redeemed by ARYA, regardless of whether they vote for or against the Business Combination Proposal or any other proposal and whether they held ARYA Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ARYA Shares on or before [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination and including interest earned on the funds held in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $[•] on [•], 2024, the estimated per share redemption price is expected to be approximately $[•]. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims, and we cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
A Public Shareholder who has properly tendered or delivered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own any shares. See “Extraordinary General Meeting of ARYA Shareholders—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) by (a) submitting a written request to the Transfer Agent that ARYA redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ARYA Shares and (c) tendering or delivering their ARYA Shares, either physically or electronically using DTC’s DWAC system, at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered or delivered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
Any request for redemption, once made by a holder of Public Shares, may not be withdrawn following the Redemption Deadline unless the ARYA Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a Public Shareholder demands redemption of such shares and subsequently decides prior to the Redemption Deadline not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically). Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposal at the General Meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the initially scheduled vote at the General Meeting.
If a Public Shareholder properly makes a request for redemption and the Public Shares are delivered as described above, then, if the Business Combination is consummated, we will redeem the Public Shares for a pro rata portion of the funds deposited in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, less any taxes then due but not yet paid. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time.
Q:	What are the material U.S. federal income tax consequences as a result of the ARYA Merger?
A:
Subject to the rules for “passive foreign investment companies,” referred to herein as “PFICs,” and the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Considerations,” the exchange of Public Shares for shares of New Adagio Common Stock pursuant to the ARYA Merger should (when taken together with the related transactions of the Business Combination) qualify as a tax-deferred exchange for U.S. federal income tax purposes under Section 351 of the Code (a “Section 351 Exchange”).

In addition, the ARYA Merger might independently qualify for U.S. federal income tax purposes as a tax-deferred reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”) to the extent applicable requirements are satisfied. Under Section 368(a) of the Code, a transaction must satisfy certain requirements to qualify as a Reorganization, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured like the ARYA Merger, New Adagio) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. Due to the absence of guidance as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as ARYA, there is no assurance that the ARYA Merger should qualify as a Reorganization. Moreover, the qualification of the ARYA Merger as a Reorganization is based on facts which will not be known until or after the Closing, including certain requirements that could depend on the amount of cash used to redeem Public Shares prior to the ARYA Merger Effective Time. As a result, no opinion is being provided as to whether the ARYA Merger constitutes a Reorganization.
The Closing is not conditioned upon the receipt of an opinion of counsel that the ARYA Merger qualifies as a Section 351 Exchange or a Reorganization, and neither ARYA nor ListCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the ARYA Merger. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject Public Shareholders to U.S. federal income tax consequences that would be different than those described herein. Accordingly, no assurance can be given that the ARYA Merger should qualify as a Section 351 Exchange or a Reorganization.
Even if the ARYA Merger qualifies as a Section 351 Exchange or is a Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. ARYA believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. holder of Public Shares to recognize gain under the PFIC rules on the exchange of Public Shares for shares of New Adagio Common Stock pursuant to the ARYA Merger unless such U.S. holder has made certain tax elections with respect to its Public Shares. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income, and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of ARYA. At this time, it is not possible to determine whether, in what form and with what effective date final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the ARYA Merger, see the section entitled “Material U.S. Federal Income Tax Considerations–Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects of the PFIC Rules on U.S. Holders.” Public Shareholders are urged to consult their tax advisors for the tax consequences of the ARYA Merger to their particular situation. For a more detailed description of the material U.S. federal income tax consequences associated with the ARYA Merger, see “Material U.S. Federal Income Tax Considerations.”
Q:	What are the material U.S. federal income tax consequences of exercising my redemption rights?
A:
We expect that a U.S. holder of Public Shares that exercises its redemption rights to receive cash in exchange for its Public Shares will generally be treated as selling such shares in a taxable transaction resulting in the recognition of capital gain or loss for U.S. federal income tax purposes. There may be certain circumstances in which the redemption may be treated as a distribution taxable as a dividend for U.S. federal income tax purposes depending on the number of Public Shares that such U.S. holder owns (or is deemed to own) prior to and following the redemption. For a more complete discussion of the U.S. federal income tax consequences of a U.S. holder’s exercise of redemption rights, see the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects to U.S. Holders of Exercising Redemption Rights.”

For a description of the tax consequences to Public Shareholders who are not U.S. persons that exercise redemption rights in connection with the Business Combination, see the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects to Non-U.S. Holders of Exercising Redemption Rights.”
Additionally, the tax consequences of exercising redemption rights are subject to the PFIC rules discussed more fully in the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects of the PFIC Rules on U.S. Holders.” All Public Shareholders considering exercising their redemption rights are urged to consult their tax advisors on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.
Q.	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A.
Following the closing of our initial public offering, an amount equal to $149,500,000 of the net proceeds from our initial public offering and the sale of the Private Placement Shares was placed in the Trust Account. On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial business combination or ARYA’s liquidation. As of [•], 2024, funds in the Trust Account totaled approximately $[•]. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of ARYA’s initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of ARYA’s obligation to redeem 100% of the Public Shares if ARYA does not complete a business combination within the time period required by the Existing Governing Documents, or (iii) the redemption of all of the Public Shares if ARYA is unable to complete a business combination within the time period required by the Existing Governing Documents, subject to applicable law.
If our initial business combination (which will be the Business Combination should it occur) is paid for using equity or debt securities or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination (which will be the Business Combination should it occur) or used for redemptions or purchases of the Public Shares, New Adagio may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of New Adagio, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary—Sources and Uses of Funds for the Business Combination.”
Q.	What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?
A.
Our Public Shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders is reduced as a result of redemptions by public shareholders.

Additionally, as a result of redemptions, the trading market for the New Adagio Common Stock may be less liquid than the market for the Public Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for Nasdaq or another national securities exchange.
Q.	What conditions must be satisfied to complete the Business Combination?
A.
The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by ARYA’s shareholders of the Business Combination Proposal and the ARYA Merger Proposal being obtained; (ii) approval of the Business Combination Agreement and the transactions contemplated thereby by the Adagio stockholders; (iii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement; (iv) New Adagio having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement (including the PIPE Financing and the Bridge Financing) (the “Redemption Limitation”) (provided the Redemption Limitation has not been validly removed from the Existing Governing Documents prior to the Closing Date); (v) the approval by Nasdaq of ListCo’s initial listing application in connection with the Business Combination (also see “Risk Factors—Risks Related to the Business Combination and ARYA—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in New Adagio’s securities and subject New Adagio to additional trading restrictions”); (vi) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and (vii) the Aggregate Transaction Proceeds being greater than or equal to $50,000,000. Therefore, unless these conditions are waived by both ARYA and Adagio, the Business Combination Agreement could terminate, and the Business Combination may not be consummated.

For more information about conditions to the consummation of the Business Combination, see “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination.”
Q.	When do you expect the Business Combination to be completed?
A.
It is currently expected that the Business Combination will be consummated in the first quarter of 2024. This date depends, among other things, on the approval of the proposals to be put to ARYA shareholders at the

General Meeting. However, such General Meeting could be adjourned if the Adjournment Proposal is adopted by our shareholders at the General Meeting and we elect to adjourn the General Meeting to a later date or dates if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Business Combination Proposal, the ARYA Merger Proposal, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to this proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.
Q.	What happens if the Business Combination is not consummated?
A.
If ARYA is not able to consummate the Business Combination with Adagio nor able to complete another business combination by the Termination Date, in each case, as such date may be extended pursuant to our Existing Governing Documents, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the ARYA Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

On February 1, 2024, ARYA filed the Extension Proxy Statement for the Extension Meeting to be held at 11:00 a.m., Eastern Time, on February 27, 2024, to seek shareholder approval to adopt the Articles Amendments. Given the anticipated timing of the Business Combination, ARYA believes that it will not, despite its best efforts, be able to complete the Business Combination on or before March 2, 2024, the current deadline for ARYA to complete a business combination under the Existing Organizational Documents. The Articles Amendments would (i) extend the date by which ARYA has to complete a business combination up to March 2, 2025 (if all eleven additional monthly extensions are exercised by the Sponsor and subsequently approved by the ARYA Board as described in the Extension Proxy Statement), (ii) allow for the conversion of the Class B ordinary shares into Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the consummation of a business combination at the option of the holder of such Class B ordinary shares, and (iii) eliminate the limitation that ARYA may not redeem Class A ordinary shares to the extent that such redemption would result in ARYA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) of less than $5,000,001 in order to allow ARYA to redeem Class A ordinary shares irrespective of whether such redemption would exceed the Redemption Limitation.
Q.	Do I have appraisal rights in connection with the proposed Business Combination?
A.
Holders of record of ARYA Shares may have appraisal rights in connection with the Business Combination under the Cayman Islands Companies Act. Holders of record of ARYA Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its ARYA Shares must give written objection to the ARYA Merger to ARYA prior to the shareholder vote to approve the ARYA Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Islands Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. ARYA believes that such fair value would equal the amount that ARYA shareholders would obtain if they exercised their redemption rights as described herein. An ARYA shareholder which elects to exercise appraisal rights must do so in respect of all of the ARYA Shares that person holds and will lose their right to exercise their redemption rights as described herein. See the discussion in this proxy statement/prospectus under the caption, “Extraordinary General Meeting of ARYA Shareholders—Appraisal Rights under the Cayman Islands Companies Act.”
ARYA shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Islands Companies Act.
Q.	What else do I need to do now?
A.
We urge you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder. Our shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.	How do I vote?
A.
If you are a holder of record of ARYA Shares on the Record Date, you may vote in person at the General Meeting by submitting a proxy for the General Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the General Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Each ARYA Share that you own in your name entitles you to one vote.
There are three ways to vote your ARYA Shares at the General Meeting:
•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign, date and return the proxy card without indicating how you wish to vote, your shares will be voted as recommended by the ARYA Board “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the General Meeting. Your proxy card must be received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted.

•
You can attend the General Meeting and vote in person. You will receive a ballot when you arrive. However, if your ARYA Shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way ARYA can be sure that the broker, bank or nominee has not already voted your ARYA Shares.

•
You can vote electronically. You may attend, vote and examine the list of shareholders entitled to vote at the General Meeting by visiting https://www.cstproxy.com/[•] and entering the control number found on your proxy card.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A.
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q:	How has the announcement of the Business Combination affected the trading price of the Public Shares?
A:
On [•], 2024, the trading date before the public announcement of the Business Combination, Public Shares closed at $[•]. On [•], 2024, the trading date immediately prior to the date of this proxy statement/prospectus, Public Shares closed at $[•].

Q.	When and where will the General Meeting be held?
A.
The General Meeting will be held on [•], 2024, at [•] [a.m./p.m.], Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may or adjourned.

Shareholders may attend the General Meeting in person. If you wish to attend the General Meeting in person, you must reserve your attendance by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024 (at least two business days prior to the General Meeting). You can participate in the meeting, vote, and submit questions via live webcast by visiting https://www.cstproxy.com/[•].
Q:	How do I attend the virtual General Meeting?
A:
If you are a registered shareholder, you will receive a proxy card from the Transfer Agent. The form contains instructions on how to attend the virtual General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact the Transfer Agent at [917-262-2373], or [emailproxy@continentalstock.com].

You can pre-register to attend the virtual General Meeting starting [•], 2024 at 9:30 a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/[•], enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the General Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the General Meeting.
Shareholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. In either case you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have access to Internet, you can listen only to the meeting by dialing [+1 800-450-7155 (toll-free) (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply))] and when prompted enter the pin number [•]#. Please note that you will not be able to vote or ask questions at the General Meeting if you choose to participate telephonically.
Q.	Who is entitled to vote at the General Meeting?
A.
ARYA has fixed [•], 2024 as the Record Date. If you were a shareholder of ARYA at the close of business on the Record Date, you are entitled to vote on matters that come before the General Meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the General Meeting.

Q.	How many votes do I have?
A.
ARYA shareholders are entitled to one vote at the General Meeting for each ARYA Share held of record as of the Record Date. As of the close of business on the Record Date, there were 7,927,331 ARYA Shares issued and outstanding, of which 3,690,831 were issued and outstanding Public Shares.

Q.	What constitutes a quorum?
A.
A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the General Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding

ARYA Shares entitled to vote at the General Meeting are represented in person or by proxy (or if a corporation or other non-natural person by duly authorized representative or proxy) at the General Meeting. As of the Record Date, 3,963,667 ARYA Shares would be required to achieve a quorum.
Q.	What vote is required to approve each proposal at the General Meeting?
A.	The following votes are required for each proposal at the General Meeting:
(i)
Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.

(ii)
ARYA Merger Proposal: The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.

(iii)
Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.

As of the Record Date, the initial shareholders owned of record an aggregate of 4,236,500 ARYA Shares, representing approximately 53% of the issued and outstanding ARYA Shares. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the approval of each of the Business Combination Proposal and the Adjournment Proposal would not require the affirmative vote of any Public Shareholder in addition to the affirmative vote of the initial shareholders.
Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the affirmative vote of 1,074,812 of the Public Shares, in addition to the affirmative vote of the initial shareholders, would be required to approve the ARYA Merger Proposal.
Q.	What are the recommendations of the ARYA Board?
A.
The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the General Meeting are in the best interest of ARYA and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the General Meeting.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.
Q.	How do the Sponsor and the other initial shareholders intend to vote their shares?
A.
As of the Record Date, the initial shareholders owned of record an aggregate of 4,236,500 ARYA Shares, representing approximately 53.4% of the issued and outstanding ARYA Shares. The initial shareholders have agreed to vote the ARYA Shares owned by them in favor of the proposals being presented at the General Meeting. Any subsequent purchases of Public Shares prior to the Record Date by the initial shareholders will make it more likely that each of the proposals will be approved as such shares would be voted in favor of each of the proposals. As of the Record Date, there were 7,927,331 ARYA Shares outstanding.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the proposals presented at the General Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirements that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities and (ii) otherwise limit the number of Public Shares electing to redeem.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Q:	Who is the Sponsor?
A:
Our sponsor, ARYA Sciences Holdings IV, is a Cayman Islands exempted company. The Sponsor currently owns 3,647,500 Class B ordinary shares and 499,000 Private Placement Shares. The Sponsor is governed by a board of directors consisting of two directors, Adam Stone and Michael Altman, who are U.S. citizens. As such, Messrs. Stone and Altman have voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor. The Sponsor is not “controlled” (as defined in 31 CFR 800.208) by a foreign person, such that the Sponsor’s involvement in any Business Combination would be a “covered transaction” (as defined in 31 CFR 800.213). However, it is possible that non-U.S. persons could be involved in our business combination, which may increase the risk that our Business Combination becomes subject to regulatory review, including review by the Committee on Foreign Investment in the United States (“CFIUS”), and that restrictions, limitations or conditions will be imposed by CFIUS. The scope of CFIUS reviews was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with a business combination without notifying CFIUS and risk CFIUS intervention, before or after closing a business combination. CFIUS may decide to block or delay our business combination, impose conditions to mitigate national security concerns with respect to such business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete a business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues. A failure to notify CFIUS of a transaction where such notification was required or otherwise warranted based on the national security considerations presented by an investment target may expose the Sponsor and/or the combined company to legal penalties, costs, and/or other adverse reputational and financial effects, thus potentially diminishing the value of the combined company. In addition, CFIUS is actively pursuing transactions that were not notified to it and may ask questions regarding, or impose restrictions or mitigation on, a business combination post-closing.
Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our business combination. If we cannot complete a Business Combination by the Termination Date because the transaction is still under review or because our business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, shareholders of record may only receive their pro rata portion of funds available in the Trust Account. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.
Q:	What interests do the initial shareholders have in the Business Combination?
A:
When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include that our initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the initial shareholders will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ARYA. Further, the personal and financial interests of the Sponsor, the Perceptive PIPE Investor, which is an investor in Adagio prior to the consummation of the Business Combination, as well as ARYA’s executive officers and directors may have influenced their motivation in identifying and selecting Adagio as a business combination target, completing the Business Combination with Adagio and influencing the operation of the business following the Business Combination. In considering the recommendations of the ARYA Board to vote for the proposals, ARYA shareholders should consider these interests as well as, among other things, the interests described below:

•
As summarized in the table below, the fact that the initial shareholders, including the Sponsor and certain of ARYA’s officers and directors (including those that are members of the Sponsor), have invested in ARYA an aggregate of $5,015,000, comprised of the $25,000 purchase price for 3,737,500 Class B ordinary shares and the $4,990,000 purchase price for 499,000 Private Placement Shares. Subsequent to the initial purchase of the Class B ordinary shares by the Sponsor, the Sponsor transferred to each of the three independent directors 30,000 Class B ordinary shares for $0.007 per share. Such shares will have a significant higher value at the time of the Business Combination or be worthless if the Business Combination is not consummated and ARYA is liquidated. Further, in connection with the PIPE Financing, the Sponsor will forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be re-issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and will subject 1,147,500 shares of New Adagio Common Stock that are subject to Share to Trigger Price Vesting, as further described in this proxy statement/prospectus. Assuming a trading price of $[•] per share of New Adagio Common Stock (based upon the closing price of the Class A ordinary shares on the Nasdaq Capital Market on [•], 2024), such [•] shares of New Adagio Common Stock that are expected to be issued to our initial shareholders at Closing (excluding the 1,147,500 shares of New Adagio Common Stock that are subject to Trigger Price Vesting and subtracting the 1,000,000 Incentive Shares issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, by the Sponsor) would have an implied aggregate market value of $[•]. Even if the trading price of the New Adagio Common Stock were as low as $[•] per share, the aggregate market value of such shares of New Adagio Common Stock held by the initial shareholders would be approximately equal to the initial investment in ARYA by the initial shareholders. Therefore, the Sponsor and its affiliates could earn a positive rate of return on their investments, even if other ARYA shareholders experience a negative rate of return in New Adagio and ARYA’s directors and officers and the Sponsor may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate an initial business combination;

Initial shareholders’ ownership of ARYA prior to closing
	Shares Held by Initial Shareholders	Initial Shareholders’ Cost at ARYA’s Initial Public Offering
Class B ordinary shares	3,737,500	$25,000
Private Placement Shares	499,000	$4,990,000
Total		$5,015,000
Initial Shareholders’ Ownership of New Adagio Following Closing
	Shares Held by Initial Shareholders(1)	Value per Share (based upon the closing price of ARYA’s Class A ordinary shares on the Nasdaq Capital Market on [•], 2024)	Total Value
Shares of New Adagio Common Stock	[•]	$[•]	$[•]
(1)
Does not include (i) up to [•] shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes at Closing and (ii) 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor subject to the Share Trigger Price Vesting. Assumes the Sponsor’s forfeiture to ARYA and ListCo’s re-issuance to the PIPE Investors, including the Perceptive PIPE Investor, of 1,000,000 Incentive Shares. Does not include shares of New Adagio Common Stock issuable to affiliates of the Sponsor, including: (i) [•] shares of New Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the PIPE Financing, including the contribution of the Bridge Financing Notes and any accrued and unpaid interest thereon up to the Closing Date (which is assumed to be 4 months after execution of the Business Combination Agreement) and including [•] shares of New Adagio Common Stock that may be issued to the Perceptive PIPE Investor upon exercise of the PIPE Warrants at $10.00 per share, (ii) the issuance of [•] shares New Adagio Common Stock upon conversion of shares in Adagio held by the Perceptive PIPE Investor prior to Closing, and (iii) [•] shares of New Adagio Common Stock upon conversion of the Perceptive PIPE Investor’s New Adagio Convertible Notes, at $10.00 per share, including [•] shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon exercise of the Convert Warrants at $24.00 per share (assuming no Additional Financing is found between signing of the 2024 Bridge Financing Note Subscription Agreement and Closing). For more information, also see “[•].”

•	the fact that the initial shareholders have agreed not to redeem any ARYA Shares held by them in connection with a shareholder vote to approve a Business Combination;
•	the fact that the initial shareholders have agreed to vote any ARYA Shares owned by them in favor of the Business Combination Proposal;
•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ARYA Shares (other than Public Shares) held by them if the Business Combination is not approved and ARYA fails to complete the Business Combination by the Termination Date;

•
the fact that the Business Combination Agreement provides for the continued indemnification of ARYA’s existing directors and officers and requires ARYA to purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time, and New Adagio to maintain in effect for a period of six years after the ARYA Merger Effective Time, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ARYA directors and officers after the Business Combination;

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred on ARYA’s behalf related to identifying, investigating, negotiating and completing an initial business combination if the Business Combination is not consummated by the Termination Date. As of the date of this proxy statement/prospectus, ARYA owes the Sponsor (i) $120,000 pursuant to the First Convertible Promissory Note, (ii) for $1,585,000 pursuant to the Second Convertible Promissory Note, (iii) $900,000 pursuant to the A&R Third Promissory Note, and (iv) $[•] pursuant to the Fourth Convertible Promissory Note. As of [•], 2024, pursuant to the administrative services agreement between ARYA and the Sponsor that was executed in connection with ARYA’s initial public offering, ARYA owes the Sponsor $[90,000] in administrative services fees. Further, as of [•], 2024, ARYA owes the Sponsor $[•] in reimbursable out-of-pocket expenses;

•
the fact that, in connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per share;

•
the fact that if the Trust Account is liquidated, including in the event ARYA is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the fact that if the Business Combination or another business combination is not consummated by the Termination Date and if ARYA does not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, ARYA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A ordinary shares for cash and, subject to the approval of its remaining shareholders and the ARYA Board, dissolving and liquidating;

•
the fact that the Investor Rights Agreement will be entered into with the initial shareholders, the Perceptive PIPE Investor and certain Adagio stockholders, which, among others, (a) gives the initial shareholders, the Perceptive PIPE Investor, certain Adagio stockholders and investors in the Convertible Security Financing certain registration rights, including the right to have the offer and sale of their shares of New Adagio Common Stock registered on a resale registration statement to be filed by New Adagio shortly after the consummation of the Business Combination, and (b) subjects the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, in each case subject to the terms and conditions set forth therein;

•
the fact that the Sponsor Letter Agreement was executed with the initial shareholders, pursuant to which the initial shareholders, among other things, waive all adjustments to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares, be bound by certain transfer restrictions with respect to ARYA Shares prior to the consummation of the Business Combination, and agree to the Trigger Price Vesting of 1,147,500 shares of New Adagio Common Stock, in each case subject to the terms and conditions set forth therein.

•
the fact that pursuant to the Business Combination Agreement the Sponsor has the right to designate (following consultation with Adagio) four of the seven initial members of the New Adagio Board and that the remaining three directors of the New Adagio Board will be designated by Adagio (following consultation with ARYA and the Sponsor) and such Adagio designees shall include a sufficient number of directors who are “independent directors” under the listing rules of Nasdaq such that, together with the designees of the Sponsor who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq, in each case subject to the terms and conditions set forth therein (for more information see “Proposal 1: Business Combination Proposal—Board of Directors”);

•
the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase [•] shares in the PIPE Financing (including Incentive Shares and the contribution of the Bridge Financing Notes and any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement), subject to the terms and conditions set forth in the Subscription Agreement executed by the Perceptive PIPE Investor;

•
the fact that, pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving any Additional Financing before the Closing Date, whether in the form of equity, debt or convertible debt, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both;

•
the fact that the Perceptive PIPE Investor, which is an affiliate of the Sponsor and certain of ARYA’s directors and officers, has a fully diluted equity ownership stake in Adagio of 7.4% (representing shares of Series E Preferred Stock), which will convert into 84,561 shares of New Adagio Common Stock, or an approximately [•]% equity stake in New Adagio in connection with the Business Combination. The Perceptive PIPE Investor is also an investor for $3,000,000 in the Adagio Convertible Notes, the sole investor under the Bridge Financing Notes and the sole investor under the 2024 Bridge Financing Notes (which will convert into New Adagio Convertible Notes, as described in the preceding paragraph). In connection with the Business Combination, the amounts loaned by the Perceptive PIPE Investor to Adagio under the Adagio Convertible Notes and the Bridge Financing Notes, including any interest that accrued and remains unpaid under such notes, will be converted at Closing (i) into approximately 440,769 shares of New Adagio Common Stock (or an approximately [•]% additional equity stake in New Adagio), and (ii) will be converted in connection with the PIPE Financing into approximately 2,904,000 shares of New Adagio Common Stock (or an approximately [•]% additional equity stake in New Adagio), respectively. The numbers in this paragraph assume a no redemption scenario (see the assumptions underlying such ownership percentages and conversions of notes described in the section entitled “Beneficial Ownership of Securities” and more information to consider under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”);

•	the fact that Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov are affiliated with the Perceptive PIPE Investor; and
•	the right of the Sponsor and the Perceptive PIPE Investor to hold shares of New Adagio Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions.
In addition, certain persons who are expected to become New Adagio directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ARYA shareholders. See “Proposal 1: Business Combination Proposal—Interests of Adagio Directors and Executive Officers in the Business Combination” for more information.
Q.	What happens if I sell my ARYA Shares before the General Meeting?
A.
The Record Date is earlier than the date of the General Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the Record Date but before the General Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the General Meeting.

Q.	May I change my vote after I have mailed my signed proxy card?
A.	If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:
•
You may send another proxy card with a later date, provided that it is received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote;

•	You may notify ARYA’s Secretary by writing to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, before the General Meeting that you have revoked your proxy; or
•	You may attend the General Meeting, revoke your proxy, and vote in person, as indicated above.

If your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Q.	What happens if I fail to take any action with respect to the General Meeting?
A.
If you fail to vote with respect to the General Meeting and the Business Combination Proposal is approved by shareholders and the Business Combination is consummated, you will become a stockholder of New Adagio. If you fail to vote with respect to the General Meeting and the Business Combination Proposal is not approved, you will remain a shareholder of ARYA. However, if you fail to vote with respect to the General Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination.

Q.	What should I do if I receive more than one set of voting materials?
A.
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ARYA Shares.

Q.	Who will solicit and pay the cost of soliciting proxies for the General Meeting?
A.
ARYA will pay the cost of soliciting proxies for the General Meeting. ARYA has engaged Morrow as proxy solicitor to assist in the solicitation of proxies for the General Meeting. ARYA has agreed to pay Morrow a fee of $[22,500], plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. ARYA and its representatives will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ARYA will reimburse them for their reasonable expenses. ARYA’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	Where can I find the voting results of the General Meeting?
A.
The preliminary voting results will be announced at the General Meeting. ARYA will publish final voting results of the General Meeting in a Current Report on Form 8-K within four business days after the General Meeting.

Q.	Who can help answer my questions?
A.	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: [ARYD.info@investor.morrowsodali.com]
You also may obtain additional information about ARYA from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation By Reference.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to the Transfer Agent at the address below prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting). If you have questions regarding the certification of your position tendering or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

SUMMARY
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the General Meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and the transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal 1: Business Combination Proposal.”
Adagio Business Summary
Overview
Adagio is a medical device company developing and placing on the EU market innovative ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation (“AF”), atrial flutter (“AFL”), and ventricular tachycardia (“VT”). Adagio’s unique technology portfolio consists of Ultra-Low Temperature Cryoablation (“ULTC”) by itself, and in combination with Pulsed Field Ablation (Pulsed Field Cryoablation or “PFCA”), both developed with the vision that ability to consistently create durable, contiguous, and transmural myocardial lesions is essential for improving the effectiveness and outcomes of cardiac ablations in both atria and ventricles, and a key to unlocking sizeable market opportunities within the fast-growing segment of advanced electrophysiology (“EP”) ablation catheters. In contrast to the common practice of reutilizing once-established catheter design and energy source for multiple anatomic and physiologic targets, Adagio purpose-build its product portfolio to maximize effectiveness, enabled by the strength and flexibility provided by the foundational physical principles of our technology. Adagio has established a robust cadence of the clinical trials designed to evaluate our technology and gain regulatory approvals across the entirety of the product portfolio, with the preliminary data suggestive of outcomes favorable to the current standard of care. Some of Adagio’s products have obtained regulatory approvals in the EU for commercialization. In the US, Adagio’s products remain subject to receipt of regulatory approvals. For more detailed information, see “Business of Adagio and Certain Information About Adagio—Business Summary—Adagio Product Portfolio.”
The mailing address of Adagio’s principal executive office is 26051 Merit Cir #102, Laguna Hills, CA 92653.
For more information about Adagio, see the sections entitled “Business of Adagio and Certain Information About Adagio” and “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.”
Parties to the Business Combination
ARYA
ARYA is a blank check company incorporated on August 24, 2020, as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ARYA has neither engaged in any operations nor generated any revenue to date. Based on ARYA’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On March 2, 2021, ARYA consummated an initial public offering of 14,950,000 Class A ordinary shares at an offering price of $10.00 per share, and a private placement with the Sponsor of 499,000 private placement shares at an offering price of $10.00 per share.
Following the closing of the initial public offering, an amount equal to $149,500,000 of the net proceeds from its initial public offering and the sale of the private placement shares was placed in the Trust Account.
On February 28, 2023, ARYA held an extraordinary general meeting of shareholders in view of approving an amendment to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which ARYA has to consummate a Business Combination from March 2, 2023 (the “Original Termination Date”) to June 2, 2023 (the “Articles Extension Date”) and to allow ARYA, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to nine times by an additional one month each time after the Articles Extension Date, by resolution of the ARYA Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable

Termination Date, until March 2, 2024 or a total of up to thirty-six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Extension Amendment Proposal”). In connection with the initial three-month extension from the Original Termination Date to the Articles Extension Date, the Sponsor made an initial deposit into the Trust Account of $420,000, in exchange for the Second Convertible Promissory Note (as defined below). In connection with any subsequent optional monthly extensions following the Articles Extension Date, the Sponsor is expected to make deposits of $140,000 per month into the Trust Account, under promissory notes to be entered into with ARYA, as provided for in the amendment to the Amended and Restated Memorandum and Articles of Association that was adopted by special resolution on February 28, 2023.
On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial business combination or ARYA’s liquidation. ARYA is taking these steps in order to mitigate the risk that ARYA might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal on February 28, 2023. As of [•], 2024, funds in the Trust Account totaled approximately $[•]. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of ARYA’s initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of ARYA’s obligation to redeem 100% of the Public Shares if ARYA does not complete a business combination within the time period required by the Existing Governing Documents, or (iii) the redemption of all of the Public Shares if ARYA is unable to complete a business combination within the time period required by the Existing Governing Documents, subject to applicable law.
On February 1, 2024, ARYA filed a definitive proxy statement (the “Extension Proxy Statement”) for an extraordinary general meeting of its shareholders (the “Extension Meeting”) to be held at 11:00 a.m., Eastern Time, on February 27, 2024, to seek shareholder approval to adopt amendments to the Existing Organizational Documents (the “Articles Amendments”). Given the anticipated timing of the Business Combination, ARYA believes that it will not, despite its best efforts, be able to complete the Business Combination on or before March 2, 2024, the current deadline for ARYA to complete a business combination under the Existing Organizational Documents. The Articles Amendments would (i) extend the date by which ARYA has to complete a business combination up to March 2, 2025 (if all eleven additional monthly extensions are exercised by the Sponsor and subsequently approved by the ARYA Board as described in the Extension Proxy Statement), (ii) allow for the conversion of the Class B ordinary shares into Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the consummation of a business combination at the option of the holder of such Class B ordinary shares, and (iii) eliminate the limitation that ARYA may not redeem Class A ordinary shares to the extent that such redemption would result in ARYA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) of less than $5,000,001 (the “Redemption Limitation”) in order to allow ARYA to redeem Class A ordinary shares irrespective of whether such redemption would exceed the Redemption Limitation.
The Public Shares are currently listed on Nasdaq under the symbol “ARYD.”
ARYA’s principal executive office is located at 51 Astor Place, 10th Floor, New York, NY 10003, and its telephone number is (212) 284-2300. ARYA’s corporate website address is https://www.perceptivelife.com/arya4. ARYA’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
ListCo
ListCo is a wholly owned subsidiary of ARYA formed solely for the purpose of effecting the Business Combination and to serve as the publicly traded parent company following the Closing. ListCo was incorporated as a Delaware corporation on December 19, 2023. ListCo owns no material assets and does not operate any business.
ListCo’s mailing address is 51 Astor Place, 10th Floor, New York, NY 10003, and its telephone number is (212) 284-2300.
ARYA Merger Sub and Company Merger Sub
ARYA Merger Sub and Company Merger Sub are wholly owned subsidiaries of ListCo formed solely for the purpose of effecting the Business Combination. ARYA Merger Sub was formed as a Cayman Islands exempted company on December 18, 2023 and Company Merger Sub was incorporated as a Delaware corporation on December 19, 2023. ARYA Merger Sub and Company Merger Sub own no material assets and do not operate any business.
The mailing address for both entities is 51 Astor Place, 10th Floor, New York, NY 10003, and their telephone number is (212) 284-2300.
Adagio
Adagio is a Delaware corporation.
Adagio’s principal executive office is located at 26051 Merit Cir #102, Laguna Hills, CA 92653, and its telephone number is (949) 348-1188. Adagio’s corporate website address is https://adagiomedical.com. Adagio’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Proposals to be Submitted to the Shareholders of ARYA at the General Meeting
Proposal 1: Business Combination Proposal
As discussed in this proxy statement/prospectus, ARYA is asking its shareholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated by the Business Combination Agreement (including the Business Combination). ARYA shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated by the Business Combination Agreement. Please see the section entitled “Proposal 1: Business Combination Proposal—The Business Combination Agreement” for additional information and a summary of certain terms of the Business Combination Agreement and the transactions contemplated thereby. ARYA shareholders are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
As further discussed in this proxy statement/prospectus, at the ARYA Merger Effective Time, (A) each issued and outstanding Class A ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to the Sponsor in exchange for the private placement Class A ordinary shares held by it; and (B) each issued and outstanding Class B ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to the PIPE Investors, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to Share Trigger Price Vesting.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Closing, the Perceptive PIPE Investor will contribute the $23,000,000 Bridge Financing Notes (which may be lower than $23,000,000 to the extent there is undrawn capacity available under such notes at Closing), any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes and an additional cash investment of approximately $8,070,575 (which amount would be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of New Adagio Common Stock and/or PIPE Warrants based on the purchase price in the PIPE Financing, in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement. On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will cause each (A) warrant of Adagio to be either (x) terminated or (y) “net” exercised in exchange for shares of Adagio Common Stock, determined in accordance with the terms of the applicable warrant agreement; (B) Adagio Convertible Note, including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Note; and (C) share of Adagio Preferred Stock that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be converted into and become a number of shares of Adagio Common Stock determined by the Adagio Preferred Stock Conversion.
Following such conversions into shares of Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn), shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement; (B) (i) all In-the-Money Adagio Options shall be automatically cancelled and extinguished in exchange for options to purchase an aggregate number of shares of New Adagio Common Stock equal to (a) the number of shares of Adagio Common Stock subject to the corresponding In-the-Money Adagio Option immediately prior to the Adagio Merger Effective Time, multiplied by (b) the applicable exchange ratio, and shall have (ii) an exercise price per share of New Adagio Common Stock (rounded up to the nearest whole cent) subject to such In-the-Money Adagio Option equal to (a) the exercise price per Adagio Common Stock applicable to the corresponding In-the-Money Adagio option immediately prior to the Adagio Merger Effective Time, divided by (b) the applicable exchange ratio; and (C) all Adagio equity awards and all Adagio options other than In-the-Money Adagio Options (whether vested or unvested) will be automatically cancelled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto.
Please read the section titled “Proposal 1: Business Combination Proposal” for further details on the Business Combination Agreement and the transactions contemplated thereby that shareholders of ARYA are requested to approve.
Proposal 2: ARYA Merger Proposal
As discussed in this proxy statement/prospectus, ARYA is asking its shareholders to authorize the merger of ARYA with ARYA Merger Sub, with ARYA surviving the ARYA Merger and, after giving effect to the ARYA Merger, becoming a wholly owned subsidiary of ListCo, approve the Plan of Merger, which is attached as Annex E to this proxy statement/prospectus, authorize the entry by ARYA into the Plan of Merger and approve the amendment and restatement of the amended and restated memorandum and articles of association of ARYA, as amended (as the surviving company of the ARYA Merger) in accordance with the Existing Governing Documents and the Cayman Islands Companies Act. Please read the section titled “Proposal 2: ARYA Merger Proposal” for further details.
Proposal 3: Adjournment Proposal
As discussed in this proxy statement/prospectus, ARYA is asking its shareholders to approve the Adjournment Proposal in order to allow the ARYA Board to adjourn the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals; (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to this proxy statement/prospectus; or (iii) if the holders of Public Shares have elected to redeem an amount of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange. Please read the section titled “Proposal 3: Adjournment Proposal” for further details.
The ARYA Board’s Reasons for the Business Combination
The ARYA Board, in evaluating the transaction with Adagio, consulted with its legal counsel, financial and accounting advisors and other advisors. In reaching its resolution (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of ARYA and its shareholders and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination, the ARYA Board (i) consulted with ARYA’s legal and financial advisors in connection with its evaluation of the Business Combination Agreement and the Business Combination, (ii) reviewed the results of due diligence conducted by ARYA’s management team, together with its legal and financial advisors and (iii) considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the ARYA Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ARYA Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ARYA’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
In approving the Business Combination, the ARYA Board determined to obtain a fairness opinion. In addition, the officers and directors of ARYA have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, but particularly the healthcare and life sciences industries, and concluded that their experience and background, together with the experience and sector expertise of ARYA’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The ARYA Board considered a variety of factors, including the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Agreement and transactions contemplated thereby:
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Innovative Technology for an Unmet Medical Need. The target clinical indications for Adagio’s innovative cardiac ablation technology are underpenetrated due to the limited long-term effectiveness of existing technologies. Adagio’s breakthrough technology has demonstrated improved outcomes in VT and persistent AF patients, indicating a significant combined growth potential.

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Commercialization Strategy. The ARYA Board believes that the components of Adagio’s technology will allow for the creation of efficient sourcing and manufacturing processes that ultimately will enable New Adagio to adequately increase manufacturing and production capabilities and meet its commercial plans.

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Experienced Leadership Team. The ARYA Board believes that Adagio has a proven and experienced team that is positioned to successfully lead New Adagio after the Business Combination and advance its AF and VT clinical programs worldwide.

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Transaction Proceeds. Depending on the extent of redemptions by the Public Shareholders and on the final amount of the expenses incurred in connection with the Business Combination, the Business Combination is expected to provide up to approximately $65 million of gross cash proceeds to New Adagio (assuming maximum redemptions by ARYA’s Public Shareholders). This additional cash injection is expected to, among other things, fund New Adagio’s business plan through 2025 based on the plans and estimates provided by Adagio.

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Opinion of ARYA’s Financial Advisor. The oral opinion of Scalar, which was subsequently confirmed in writing, rendered to the ARYA Board on February 12, 2024, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion (attached as Annex Q to this proxy statement/prospectus), the Consideration (as defined in such opinion) to be delivered to the Adagio Stockholders pursuant to the Business Combination Agreement was fair from a financial point of view to the holders of Class A ordinary shares (other than the Excluded Parties), as more fully described below under the caption “Proposal 1: Business Combination Proposal—Opinion of ARYA’s Financial Advisor.”

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Other Alternatives. The ARYA Board believed, after a review of other business combination opportunities reasonably available to ARYA, that the proposed Business Combination represents the best potential business combination for ARYA based on its evaluation of Adagio and other potential acquisition targets.

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Due Diligence. The ARYA Board reviewed and discussed in detail the results of the due diligence examination of Adagio conducted by ARYA’s management team and ARYA’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of Adagio regarding Adagio and its business plan, operations, prospects and forecasts, evaluation analyses with respect to the Business Combination, review of material contracts, Adagio’s audited and unaudited financial statements and other material matters as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence.

•
Financial Condition. The ARYA Board reviewed factors such as Adagio’s historical financial results, and outlook and business and financial plans. In reviewing these factors, the ARYA Board believed that Adagio was well positioned in its industry for potential strong future growth and therefore was likely to be positively viewed by public investors.

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Reasonableness of Consideration. Following a review of the financial data provided to ARYA and the due diligence of Adagio’s business conducted by ARYA’s management and ARYA’s advisors and the support for the implied valuation of Adagio indicated by the commitments obtained from the PIPE Investors, the management of ARYA determined that the aggregate consideration to be paid in the Business Combination was reasonable.

•
Negotiated Transaction. The ARYA Board considered the terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the

Business Combination and the termination provisions, as well as the strong commitment by both ARYA and Adagio to complete the Business Combination. The ARYA Board also considered the financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between ARYA and Adagio.
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Post-Closing Economic Interest in New Adagio. If the Business Combination is consummated, ARYA’s shareholders (other than the Public Shareholders that sought redemption of their Public Shares) would have a meaningful economic interest in New Adagio and, as a result, would have a continuing opportunity to benefit from the success of New Adagio following the consummation of the Business Combination.

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Lock-Up. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

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Post-Closing Governance. The fact that the Sponsor negotiated the right to designate (following consultation with Adagio) four members of the New Adagio Board following the Business Combination, which the ARYA Board believes will allow for the combined company to benefit from the Sponsor’s professional relationships to identify potential board members that will have appropriate industry and/or financial knowledge and professional experience to oversee New Adagio and drive returns for shareholders. See “Proposal 1: Business Combination Proposal—Board of Directors” for more information.

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Industry and Trends. Adagio’s business is based in a proprietary technology and research and development manufacturing industry focused on supply chain integrity that the ARYA Board considers attractive, and which, following a review of industry trends and other industry factors (including, among other things, historic and projected market growth), the ARYA Board believes has continued growth potential in future periods.

•
Advisor Special Purpose Acquisition Company Experience. The fact that ARYA received advice on financial and strategic matters in connection with the Business Combination from advisors that have expertise in a wide variety of special purpose acquisition company transactions. Certain directors and officers of ARYA have held director and officer positions at multiple special purpose acquisition companies that have successfully completed business combinations in the healthcare industry.

The ARYA Board also identified and considered a variety of factors and risks, potentially weighing negatively against pursuing the Business Combination, including, but not limited to, the following which are not weighted or in any order of significance:
•	Macroeconomic Risks. The risk that the future financial performance of Adagio may not meet the ARYA Board’s expectations due to factors in Adagio’s control or outside of its control.
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Regulation. The risk that changes in the regulatory and legislative landscape or new industry developments may adversely affect the projected financial results and the other business benefits anticipated to result from the Business Combination.

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Redemption Risk. The potential that a significant number of Public Shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Organizational Documents. However, even in the event that a significant number of Public Shareholders elect to redeem their shares, this redemption would not prevent the consummation of the Business Combination.

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

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Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ARYA from soliciting or cooperating with other business combination proposals, which restricts ARYA’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•	Shareholder Vote. The risk that ARYA’s shareholders may fail to provide the votes necessary to effect the Business Combination.
•	Market Volatility. The possibility that the market for Class A ordinary shares experiences volatility and disruptions, causing deal disruption.
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Liquidation of ARYA. The risks and costs to ARYA if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ARYA being unable to effect a business combination by the Termination Date, as extended, and force ARYA to liquidate.

•
Closing Conditions. The potential risks and costs associated with the Business Combination failing to be consummated in a timely manner or that Closing might not occur despite the reasonable best efforts of the parties. The completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ARYA’s control, including but not limited to approval by ARYA shareholders. See “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination” for more information.

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Listing Risks. The challenges associated with preparing Adagio, a privately held entity, for the applicable disclosure, controls and listing requirements to which New Adagio will be subject as a publicly traded company on Nasdaq or another stock exchange.

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Fees and Expenses. The expected fees and expenses associated with the Business Combination and related transactions, some of which would be payable regardless of whether the Business Combination is ultimately consummated and the substantial time and effort of management required to complete the Business Combination.

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Litigation Related to the Business Combination. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Other Risks. Various other risks associated with the Business Combination, the business of ARYA and the business of Adagio described under the section entitled “Risk Factors.”
In addition to considering the factors described above, the ARYA Board also considered that certain of the officers and directors of ARYA may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ARYA’s shareholders. ARYA’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the ARYA Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.
The ARYA Board concluded that the potential benefits that it expected ARYA and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ARYA Board determined that the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement and consummated in connection with the Business Combination, were advisable and in the best interests of ARYA and its shareholders.
For more information about the ARYA Board’s decision-making process concerning the Business Combination, please see the section entitled “Proposal 1: Business Combination Proposal.”
Certain Agreements Related to the Business Combination
Subscription Agreements
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors committed $45,000,000 of financing, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares the open market and not to redeem such shares prior to the Closing Date, and (ii) non-redemption commitments by certain investors. In connection with the PIPE Financing, certain PIPE Investors will be issued Base Warrants and/or Pre-Funded Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. In addition to the Bridge Financing Notes that will be contributed to ListCo in exchange for shares of New Adagio Common Stock pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will also subscribe for approximately $[•] of shares of New Adagio Common Stock and Base Warrants in the PIPE Financing. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement
In connection with the execution of the Business Combination Agreement, the Convert Investors executed the Convertible Security Subscription Agreement, pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of New Adagio Convertible Notes, which will be convertible into shares of New Adagio Common Stock, and 1,500,000 Convert Warrants, each being exercisable on a cashless basis or for one share of New Adagio Common Stock at $24.00 per share, subject to adjustment. The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased $7,000,000 of 2024 Bridge Financing Notes pursuant to the 2024 Bridge Financing Note Subscription Agreement. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and 937,500 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement. Subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio Common Stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, ListCo, ARYA, the Perceptive PIPE Investor, the Sponsor and the other initial shareholders, and certain Adagio Stockholders entered into the Investor Rights Agreement pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders, certain Adagio Stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Pursuant to the terms of the Investor Rights Agreement, ListCo will be obligated to file a registration statement to register the resale of certain shares of New Adagio Common Stock within 45 days after the Closing, and ListCo is required at all times to maintain the effectiveness of such resale registration statement for the benefit of the holders party to the agreement. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, the certain Adagio Stockholders, the Perceptive PIPE Investor and the Sponsor (including the Permitted Transferees (as defined therein) of the Perceptive PIPE Investor and the Sponsor) may demand at any time or from time to time, that ListCo file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of ListCo held by such holders. The Investor Rights Agreement will also provide holders party thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Registration and Shareholder Rights Agreement executed in connection with ARYA’s initial public offering will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Insiders, ListCo and Adagio entered into the Sponsor Letter Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in this proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements, (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing (as defined in this proxy statement/prospectus), (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be re-issued by ListCo to PIPE Investors, including the Perceptive PIPE Investor, as Incentive Shares, and (vii) the Sponsor has agreed to amend the lock-up provisions included in the SPAC Sponsor Letter Agreement and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement.
Transaction Support Agreement
Pursuant to the Business Combination Agreement, certain Adagio Stockholders entered into a Transaction Support Agreements with ARYA, pursuant to which such Adagio Stockholders have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.]

Organizational Structure
The following diagram shows the current ownership structure of ARYA:

The following diagram shows the current ownership structure of Adagio:

The following diagram illustrates the ownership structure of New Adagio after giving effect to the Business Combination (does not show holders of New Adagio Convertible Notes or holders of Convert Warrants prior to the exercise or conversion of their securities into shares of New Adagio Common Stock):

ARYA initial shareholders
PIPE Investors (including the Perceptive PIPE Investor)
Former ARYA Public Shareholders
Former Adagio stockholders (including the Perceptive PIPE Investor)
New Adagio
Adagio
ARYA

Directors and Management of New Adagio
Following the Closing, it is expected that the current management of Adagio will become the management of New Adagio, and the New Adagio Board will consist of up to seven directors, which will be divided into three classes (Class I, II and III), with Class I consisting of two directors, Class II consisting of two directors and Class III consisting of up to three directors. Please see the section entitled “Management of New Adagio Following the Business Combination” for further information and biographies of the proposed management and directors of New Adagio.
Ownership of New Adagio
It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately [•]% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately [•]% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately [•]% of the outstanding New Adagio Common Stock. Assuming 100% of the holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 0% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately [•]% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately [•]% of the outstanding New Adagio Common Stock. These percentages are based on (i) the assumptions described in the footnotes to the table under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the

Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”), and (ii) a redemption value of the Public Shares on the Closing Date of approximately $[•] per share (based on the aggregate amount on deposit in the Trust Account of approximately $[•] as of [•], 2024).
Impact of the Business Combination on Public Float
For more information on the impact on post-Closing public float of redemptions in connection with the Business Combination, sources of dilution and other issuances of shares of New Adagio Common Stock in connection with the Business Combination and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
The General Meeting
Date, Time and Place of the General Meeting
The General Meeting will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned.
The General Meeting will be conducted via live webcast, but the physical location of the General Meeting will remain at the location specified above for the purposes of our Existing Governing Documents. If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024. You will be able to attend the General Meeting online, vote and submit your questions during the General Meeting by visiting https://www.cstproxy.com/[•].
Record Date; Outstanding Shares; Shareholders Entitled to Vote
ARYA shareholders will be entitled to vote or direct votes to be cast at the General Meeting if they owned ARYA Shares at the close of business on [•], 2024, which is the Record Date for the General Meeting. Shareholders will have one vote for each ARYA Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the Record Date, there were [•] ARYA Shares issued and outstanding, of which [•] were issued and outstanding Public Shares.
Pursuant to the Sponsor Letter Agreement, the Sponsor, the members of the ARYA Board and the executive officers of ARYA have agreed to, among other things, vote all of their ARYA Shares in favor of the proposals being presented at the General Meeting. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 53.4% of the issued and outstanding ARYA Shares. See “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” in the this proxy statement/prospectus for more information related to the Sponsor Letter Agreement.
Quorum and Required Vote
A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the General Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ARYA Shares entitled to vote at the General Meeting are represented in person or by proxy (or if a corporation or other non-natural person by duly authorized representative or proxy) at the General Meeting. As of the Record Date, [3,963,667] ARYA Shares would be required to achieve a quorum.

Each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
Each of the Business Combination Proposal and the ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Adjournment Proposal is not conditioned on any other proposal.
Redemption Rights
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ARYA redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)	hold Public Shares; and
(ii)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting), (a) submit a written request to the Transfer Agent, in which you (i) request that ARYA redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may seek to have their Public Shares redeemed by ARYA, regardless of whether they vote for or against the Business Combination Proposal or any other proposal and whether they held ARYA Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ARYA Shares on or before [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination and including interest earned on the funds held in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $[•] on [•], 2024, the estimated per share redemption price is expected to be approximately $[•]. A Public Shareholder who has properly tendered or delivered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own any shares. See “Extraordinary General Meeting of ARYA Shareholders—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) by (a) submitting a written request to the Transfer Agent that ARYA redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ARYA Shares and (c) tendering or delivering their ARYA Shares, either physically or electronically using DTC’s DWAC system, at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically.

Certificates that have not been tendered or delivered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
Pursuant to the SPAC Sponsor Letter Agreement, the Sponsor, officers and directors of ARYA have waived all of their redemption rights and will not have redemption rights with respect to any ARYA Shares owned by them, directly or indirectly. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 53.4% of the issued and outstanding ARYA Shares. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Concurrently with the execution of the Business Combination Agreement, the Insiders, ListCo and Adagio entered into the Sponsor Letter Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in this proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements, (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing (as defined in this proxy statement/prospectus), (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be re-issued by ListCo to PIPE Investors, including the Perceptive PIPE Investor, as Incentive Shares, and (vii) the Sponsor has agreed to amend the lock-up provisions included in the SPAC Sponsor Letter Agreement and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. See “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” and “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” in this proxy statement/prospectus for more information related to the Sponsor Letter Agreement and the Investor Rights Agreement.
The Closing price of the Public Shares on [•], 2024 was $[•]. The cash held in the Trust Account as of [•], 2024 was approximately $[•] per Public Share. Prior to exercising redemption rights, shareholders should verify the market price of Public Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ARYA cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its redemption rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay ARYA’s taxes.

Appraisal Rights under the Cayman Islands Companies Act
Holders of record of ARYA Shares may have appraisal rights in connection with the Business Combination under the Cayman Islands Companies Act. Holders of record of ARYA Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its ARYA Shares must give written objection to the ARYA Merger to ARYA prior to the shareholder vote to approve the ARYA Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Islands Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration for the ARYA Shares constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. ARYA believes that such fair value would equal the amount that ARYA shareholders would obtain if they exercised their redemption rights as described herein. An ARYA shareholder which elects to exercise appraisal rights must do so in respect of all of the ARYA Shares that person holds and will lose their right to exercise their redemption rights as described herein.
See the discussion in this proxy statement/prospectus under the caption, “Extraordinary General Meeting of ARYA Shareholders—Appraisal Rights under the Cayman Islands Companies Act.”
ARYA shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Islands Companies Act.
Proxy Solicitation
Proxies may be solicited by mail, via telephone or via e-mail or other electronic correspondence. ARYA has engaged Morrow to assist in the solicitation of proxies.
If an ARYA shareholder grants a proxy, such shareholder may still vote its shares in person if it revokes its proxy before the General Meeting. An ARYA shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Extraordinary General Meeting of ARYA Shareholders—Revoking Your Proxy; Changing Your Vote.”
Interests of Certain Persons in the Business Combination
When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include that our initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the initial shareholders will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ARYA. Further, the personal and financial interests of the Sponsor, the Perceptive PIPE Investor, which is an investor in Adagio prior to the consummation of the Business Combination, as well as ARYA’s executive officers and directors may have influenced their motivation in identifying and selecting Adagio as a business combination target, completing the Business Combination with Adagio and influencing the operation of the business following the Business Combination. In considering the recommendations of the ARYA Board to vote for the proposals, ARYA shareholders should consider these interests as well as, among other things, the interests described below:
•
As summarized in the table below, the fact that the initial shareholders, including the Sponsor and certain of ARYA’s officers and directors (including those that are members of the Sponsor), have invested in ARYA an aggregate of $5,015,000, comprised of the $25,000 purchase price for 3,737,500 Class B ordinary shares and the $4,990,000 purchase price for 499,000 Private Placement Shares. Subsequent to the initial purchase of the Class B ordinary shares by the Sponsor, the Sponsor transferred to each of the three independent directors 30,000 Class B ordinary shares for $0.007 per share. Such shares will have a significant higher value at the time of the Business Combination or be worthless if the Business Combination is not consummated and ARYA is liquidated. Further, in connection with the PIPE Financing, the Sponsor will forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be re-issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and will subject 1,147,500 shares of New Adagio Common Stock that are subject to Share to Trigger Price Vesting, as further described in this proxy statement/prospectus. Assuming a trading price of $[•] per share of New Adagio Common Stock (based upon the closing price of the Class A ordinary shares on the Nasdaq Capital Market on [•], 2024), such [•] shares of New Adagio Common Stock that are expected to be issued to our initial shareholders at Closing (excluding the 1,147,500 shares of New Adagio Common Stock that are subject to Trigger Price Vesting and subtracting the 1,000,000 Incentive Shares issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, by the Sponsor) would have an implied aggregate market value of $[•]. Even if the trading price of the New Adagio Common Stock were as low as $[•] per share, the aggregate market value of such shares of New Adagio Common Stock held by the initial shareholders would be approximately equal to the initial investment in ARYA by the initial shareholders. Therefore, the Sponsor and its affiliates could earn a positive rate of return on their investments, even if other ARYA shareholders experience a negative rate of return in New Adagio and ARYA’s directors and officers and the Sponsor may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate an initial business combination;
Initial shareholders’ ownership of ARYA prior to closing
	Shares Held by Initial Shareholders	Initial Shareholders’ Cost at ARYA’s Initial Public Offering
Class B ordinary shares	3,737,500	$25,000
Private Placement Shares	499,000	$4,990,000
Total		$5,015,000
Initial Shareholders’ Ownership of New Adagio Following Closing
	Shares Held by Initial Shareholders(1)	Value per Share (based upon the closing price of ARYA’s Class A ordinary shares on the Nasdaq Capital Market on [•], 2024)	Total Value
Shares of New Adagio Common Stock	[•]	$[•]	$[•]
(2)
Does not include (i) up to [•] shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes at Closing and (ii) 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor subject to the Share Trigger Price Vesting. Assumes the Sponsor’s forfeiture to ARYA and ListCo’s re-issuance to the PIPE Investors, including the Perceptive PIPE Investor, of 1,000,000 Incentive Shares. Does not include shares of New Adagio Common Stock issuable to affiliates of the Sponsor, including: (i) [•] shares of New Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the PIPE Financing, including the contribution of the Bridge Financing Notes and any accrued and unpaid interest thereon up to the Closing Date (which is assumed to be 4 months after execution of the Business Combination Agreement) and including [•] shares of New Adagio Common Stock that may be issued to the Perceptive PIPE Investor upon exercise of the PIPE Warrants at $10.00 per share, (ii) the issuance of [•] shares New Adagio Common Stock upon conversion of shares in Adagio held by the Perceptive PIPE Investor prior to Closing, and (iii) [•] shares of New Adagio Common Stock upon conversion of the Perceptive PIPE Investor’s New Adagio Convertible Notes, at $10.00 per share, including [•] shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon exercise of the Convert Warrants at $24.00 per share (assuming no Additional Financing is found between signing of the 2024 Bridge Financing Note Subscription Agreement and Closing). For more information, also see “[•].”

•	the fact that the initial shareholders have agreed not to redeem any ARYA Shares held by them in connection with a shareholder vote to approve a Business Combination;
•	the fact that the initial shareholders have agreed to vote any ARYA Shares owned by them in favor of the Business Combination Proposal;
•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ARYA Shares (other than Public Shares) held by them if the Business Combination is not approved and ARYA fails to complete the Business Combination by the Termination Date;

•
the fact that the Business Combination Agreement provides for the continued indemnification of ARYA’s existing directors and officers and requires ARYA to purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time, and New Adagio to maintain in effect for a period of six years after the ARYA Merger Effective Time, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ARYA directors and officers after the Business Combination;

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred on ARYA’s behalf related to identifying, investigating, negotiating and completing an initial business combination if the Business Combination is not consummated by the Termination Date. As of the date of this proxy statement/prospectus, ARYA owes the Sponsor (i) $120,000 pursuant to the First Convertible Promissory Note, (ii) for $1,585,000 pursuant to the Second Convertible Promissory Note, (iii) $900,000 pursuant to the A&R Third Promissory Note, and (iv) $[•] pursuant to the Fourth Convertible Promissory Note. As of [•], 2024, pursuant to the administrative services agreement between ARYA and the Sponsor that was executed in connection with ARYA’s initial public offering, ARYA owes the Sponsor $[90,000] in administrative services fees. Further, as of [•], 2024, ARYA owes the Sponsor $[•] in reimbursable out-of-pocket expenses;

•
the fact that, in connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per share;

•
the fact that if the Trust Account is liquidated, including in the event ARYA is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the fact that if the Business Combination or another business combination is not consummated by the Termination Date and if ARYA does not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, ARYA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A ordinary shares for cash and, subject to the approval of its remaining shareholders and the ARYA Board, dissolving and liquidating;

•
the fact that the Investor Rights Agreement will be entered into with the initial shareholders, the Perceptive PIPE Investor and certain Adagio stockholders, which, among others, (a) gives the initial shareholders, the Perceptive PIPE Investor, certain Adagio stockholders and investors in the Convertible Security Financing certain registration rights, including the right to have the offer and sale of their shares of New Adagio Common Stock registered on a resale registration statement to be filed by New Adagio shortly after the consummation of the Business Combination, and (b) subjects the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, in each case subject to the terms and conditions set forth therein;

•
the fact that the Sponsor Letter Agreement was executed with the initial shareholders, pursuant to which the initial shareholders, among other things, waive all adjustments to the conversion ratio set forth in the

Existing Governing Documents with respect to the Class B ordinary shares, be bound by certain transfer restrictions with respect to ARYA Shares prior to the consummation of the Business Combination, and agree to the Trigger Price Vesting of 1,147,500 shares of New Adagio Common Stock, in each case subject to the terms and conditions set forth therein;
•
the fact that pursuant to the Business Combination Agreement the Sponsor has the right to designate (following consultation with Adagio) four of the seven initial members of the New Adagio Board and that the remaining three directors of the New Adagio Board will be designated by Adagio (following consultation with ARYA and the Sponsor) and such Adagio designees shall include a sufficient number of directors who are “independent directors” under the listing rules of Nasdaq such that, together with the designees of the Sponsor who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq, in each case subject to the terms and conditions set forth therein (for more information see “Proposal 1: Business Combination Proposal—Board of Directors”);

•
the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase [•] shares in the PIPE Financing (including Incentive Shares and the contribution of the Bridge Financing Notes and any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement), subject to the terms and conditions set forth in the Subscription Agreement executed by the Perceptive PIPE Investor;

•
the fact that, pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving any Additional Financing before the Closing Date, whether in the form of equity, debt or convertible debt, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both;

•
the fact that the Perceptive PIPE Investor, which is an affiliate of the Sponsor and certain of ARYA’s directors and officers, has a fully diluted equity ownership stake in Adagio of 7.4% (representing shares of Series E Preferred Stock), which will convert into 84,561 shares of New Adagio Common Stock, or an approximately [•]% equity stake in New Adagio in connection with the Business Combination. The Perceptive PIPE Investor is also an investor for $3,000,000 in the Adagio Convertible Notes, the sole investor under the Bridge Financing Notes and the sole investor under the 2024 Bridge Financing Notes (which will convert into New Adagio Convertible Notes, as described in the preceding paragraph. In connection with the Business Combination, the amounts loaned by the Perceptive PIPE Investor to Adagio under the Adagio Convertible Notes and the Bridge Financing Notes, including any interest that accrued and remains unpaid under such notes, will be converted at Closing (i) into approximately 440,769 shares of New Adagio Common Stock (or an approximately [•]% additional equity stake in New Adagio), and (ii) will be converted in connection with the PIPE Financing into approximately 2,904,000 shares of New Adagio Common Stock (or an approximately [•]% additional equity stake in New Adagio), respectively. The numbers in this paragraph assume a no redemption scenario (see the assumptions underlying such ownership percentages and conversions of notes described in the section entitled “Beneficial Ownership of Securities” and more information to consider under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”);

•	the fact that Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov are affiliated with the Perceptive PIPE Investor; and
•	the right of the Sponsor and the Perceptive PIPE Investor to hold shares of New Adagio Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions.
In addition, certain directors and executive officers of Adagio and persons who are expected to become New Adagio directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ARYA shareholders. See “—Interests of Adagio Directors and Executive Officers in the Business Combination” and “—Interests of New Adagio Directors and Executive Officers in the Business Combination” for more information.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the proposals presented at the General Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
Recommendation to Shareholders of ARYA
The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the General Meeting are in the best interest of ARYA and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the General Meeting.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.
Opinion of ARYA’s Financial Advisor
On February 12, 2024, at a meeting of the ARYA Board, Scalar, LLC (“Scalar”), rendered its oral opinion to the ARYA Board, which was subsequently confirmed in writing, as to the fairness, from a financial point of view, as of such date, to the holders of Class A ordinary shares (for purposes of such opinion and this summary, other than (a) Adagio, (b) the Sponsor, (c) the Insiders, (d) the Other PIPE Investors, (e) the Convert Investors and (f) the Perceptive PIPE Investor (which we refer to collectively as, along with their respective affiliates, the “Excluded Parties”)), of the Consideration (as defined in Scalar’s opinion) to be delivered to the Adagio Stockholders pursuant to the Business Combination Agreement (without giving effect to any impact of the Business Combination on any particular holder of Class A ordinary shares other than in its capacity as a holder of Class A ordinary shares), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion.
The full text of Scalar’s written opinion, dated February 13, 2024, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex Q. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s advisory services and opinion were provided for the information and assistance of the ARYA Board and the opinion does not constitute a recommendation as to how any shareholder of ARYA should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.

Sources and Uses of Funds for the Business Combination
The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of the Class A ordinary shares are redeemed in connection with the Business Combination and (ii) assuming that 100% of Class A ordinary shares are redeemed in connection with the Business Combination. For an illustration of the number of shares and percentage interests outstanding under scenarios that assume redemptions of the Class A ordinary shares in an illustrative redemption scenarios, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.”
No Redemptions
Source of Funds (in millions)
Cash Held in Trust Account(1)	$
Adagio Equityholder Rollover
Cash on Adagio Balance Sheet
Proceeds of PIPE Financing
Proceeds from Convertible Security Financing
Total Sources	$
Uses (in millions)
Shareholder redemptions	$—
Adagio Equityholder Rollover
Estimated Transaction Fees
Cash Burn to Closing
Estimated Remaining Cash to New Adagio Balance Sheet
Total Sources	$
Maximum Redemption
Source of Funds (in millions)
Cash Held in Trust Account(1)	$
Adagio Equityholder Rollover
Cash on Adagio Balance Sheet
Proceeds of PIPE Financing
Proceeds from Convertible Security Financing
Total Sources	$
Uses (in millions)
Shareholder redemptions	$—
Adagio Equityholder Rollover
Estimated Transaction Fees
Cash Burn to Closing
Estimated Remaining Cash to New Adagio Balance Sheet
Total Sources	$
(1)
As of [•], 2024. Assumes the redemption of Class A ordinary shares purchased in the open market by certain PIPE Investors prior to the Closing and the Class A ordinary shares certain PIPE Investors have agreed not to redeem, as the proceeds from these shares are reflected as part of the PIPE Financing.

Material U.S. Federal Income Tax Considerations
For a detailed discussion of material U.S. federal income tax consequences of the Arya Merger to Public Shareholders and the exercise of redemption rights with respect to Public Shares, see the section entitled “Material U.S. Federal Income Tax Considerations.”
Anticipated Accounting Treatment of the Business Combination
The Business Combination is expected to be accounted for as a forward-merger in accordance with U.S. GAAP. Under this method of accounting, ARYA will be treated as the “accounting acquirer” and Adagio as the “accounting acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is expected to be accounted for using the acquisition method of accounting. The acquisition method of accounting is based on Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), and uses the fair value concepts defined in FASB ASC 820, Fair Value Measurements (“ASC 820”). ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As such, under the acquisition method of accounting, ARYA’s assets and liabilities will retain their carrying amounts and the assets and liabilities of Adagio, including any intangible assets recognized in connection with the Business Combination, will be recorded at their fair values, which are measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill.
Regulatory Approvals Required
The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the State of Delaware necessary to effectuate the Business Combination, (ii) the filing of the Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Law, with the Registrar of Companies of the Cayman Islands and (iii) filings of solicitation materials required pursuant to Rule 14a-12 of the Exchange Act.
Listing of New Adagio Common Stock
ListCo intends to apply to list the shares of New Adagio Common Stock under the symbol “ADGM” upon the consummation of the Business Combination.
In connection with the consummation of the Business Combination, the Public Shares of ARYA will be delisted from Nasdaq and ARYA will deregister from the Exchange Act.
Comparison of Corporate Governance and Shareholder Rights
There are certain differences in the rights of ARYA shareholders and the holders of shares of New Adagio Common Stock after the Business Combination. Please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.”
Emerging Growth Company
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).
We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if we become a large accelerated filer, as defined under the Exchange Act.
Smaller Reporting Company
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of the ARYA Shares held by non-affiliates equals or exceeds $250 million as of the prior June 30, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of the ARYA Shares held by non-affiliates equals or exceeds $700 million as of the prior June 30.
Risk Factor Summary
In evaluating the proposals to be presented at the General Meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” These risks include, but are not limited to the following:
Risks Related to Adagio’s Business
•	Adagio has incurred net losses in every period to date and expects to continue to incur losses as it develops its business.
•	Adagio’s growth prospects partially depend on its ability to accelerate the commercialization of its products and to capitalize on market opportunities.
•	Adagio is dependent on the success of its launched products in the EU and pipeline portfolio, which is presently in the development stage and subject to on-going scientific and technical validation.
•
If Adagio is unable to establish an effective network for commercialization, including effective distribution channels and sales and marketing functions, it may adversely affect its business, financial condition, results of operations, and prospects.

•	The success of Adagio’s products depends upon appropriate physician training, practice and patient selection.
•
Even if Adagio’s products are commercialized and achieve broad scientific and market acceptance, if Adagio fails to improve them or introduce compelling new products, its revenue and its prospects could be harmed.

•
Adagio is dependent on limited third-party suppliers and manufacturers for some of the components and materials used in its products, and the loss of any of these suppliers and manufacturers could harm its business.

•	Consolidation in the medical device industry could have an adverse effect on Adagio’s revenue and results of operations.
•
Adagio has limited data and experience regarding the safety and efficacy of its products. Results of earlier trials may not be predictive of future results, and planned trials may not establish an adequate safety or efficacy profile for such products and future products, which would affect market acceptance.

•
Since Adagio commercializes its products outside of the United States, its international business could expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

Risks Related to New Adagio’s Intellectual Property
•	Adagio may not be able to protect its intellectual property rights throughout the world.
•	If Adagio is unable to protect the confidentiality of its trade secrets, the value of its technology could be materially adversely affected and its business could be harmed.
•
Obtaining and maintaining Adagio’s patent protection depends on compliance with various requirements imposed by governmental patent agencies, and Adagio’s patent protection could be reduced for non-compliance with these requirements.

Risks Related to Regulatory and Legal Compliance Matters
•	Adagio can provide no assurances that it will obtain the necessary clearances or approvals from the FDA to market its products in the United States.

•
Adagio may be subject to enforcement action if Adagio engages in improper or off-label marketing or promotion of its products, which could materially and adversely affect its business, financial condition and results of operations.

Risks Related to Litigation and Regulation
•
Adagio is subject to extensive laws and regulations of the United States and foreign regulatory agencies that could impose substantial costs and restrictions upon its operations, and any failure to comply with these laws and regulations, could delay the commercialization of its products or result in litigation and substantially harm Adagio’s business and operations.

•
Adagio may become involved in lawsuits to defend against third-party claims of infringement, misappropriation or other violations of intellectual property or to protect or enforce Adagio’s intellectual property, any of which could be expensive, time consuming and unsuccessful, and may delay Adagio’s development and commercialization efforts.

•	Adagio is subject to risks relating to disputes and other product liability lawsuits, that may be time consuming and costly.
Risks Related to Financing Transactions
•
Adagio is subject to financing risks. There are no guarantees that Adagio can meet its financing needs for its operations and future investments at a reasonable cost or at all. [New Adagio’s expectation to use the proceeds from the Business Combination and the related financing transactions to fund its business plan through 2025 may not prove accurate.]

Risks Related to the Business Combination and ARYA
•	New Adagio will be a holding company with no business operations of its own and will depend on cash flow from Adagio to meet its obligations.
•
Since the initial shareholders, including ARYA’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Adagio is appropriate as our initial business combination. Such interests include that the Sponsor, as well as our executive officers and directors, will lose their entire investment in us if our business combination is not completed.

•
The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

•
Past performance by our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination targets, may not be indicative of future performance of an investment in ARYA or New Adagio.

•
ARYA and Adagio will incur significant transaction and transition costs in connection with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to New Adagio for other corporate purposes.

•
Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Adagio. The loss of key personnel or hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Adagio.

•
If we have not consummated our initial business combination within the required time period, our Public Shareholders may receive only their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders.

•
The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and the PIPE Financing, and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Convert Warrants, the New Adagio Convertible Securities, the 2024 Equity Incentive Plan, the 2024 Key Employee Plan, the ESPP and shares issued upon Share Price Trigger Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.

•
Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in New Adagio’s securities and subject New Adagio to additional trading restrictions.

Risks Related to New Adagio Common Stock Following the Business Combination
•
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Adagio Common Stock to drop significantly, even if New Adagio’s business is doing well.

•
If Adagio’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, its results of operation could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Adagio Common Stock.

•
New Adagio does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.

•
New Adagio has identified material weaknesses in its internal control over financial reporting. If New Adagio is unable to remediate these material weaknesses or identifies additional material weaknesses, it could lead to errors in New Adagio’s financial reporting, which could adversely affect New Adagio’s business and the market price of the New Adagio Common Stock.

MARKET PRICE AND DIVIDEND INFORMATION
ListCo
Price Range of ListCo Securities
Historical market price information regarding shares of ListCo is not provided because there is no public market for shares of ListCo.
Dividend Policy
ListCo has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends prior to the consummation of the Business Combination.
ARYA
Price Range of ARYA’s Securities
On February 26, 2021, the Public Shares began trading on Nasdaq under the symbol “ARYD.” Upon the consummation of the Business Combination and by operation of the Business Combination, the Public Shares will be delisted and holders that elect not to redeem their Public Shares in connection with the Business Combination will receive shares of New Adagio Common Stock, which are expected to be listed on Nasdaq.
The following table sets forth, for the calendar quarter indicated, the high and low sales prices per Public Share, as reported on Nasdaq for the periods presented:
	Public Shares (ARYD)(2)
	High	Low
Fiscal Year 2023:
Quarter ended December 31, 2023	$10.95	$10.70
Quarter ended September 30, 2023	$10.89	$10.60
Quarter ended June 30, 2023	$10.65	$10.32
Quarter ended March 31, 2023	$10.73	$10.10

Fiscal Year 2022:
Quarter ended December 31, 2022	$10.10	$9.91
Quarter ended September 30, 2022	$9.98	$9.81
Quarter ended June 30, 2022	$9.84	$9.71
Quarter ended March 31, 2022	$9.99	$9.70

Fiscal Year 2021:
Quarter ended December 31, 2021	$10.11	$9.76
Quarter ended September 30, 2021	$11.00	$9.73
Quarter ended June 30, 2021	$11.45	$10.06
Quarter ended March 31, 2021	$12.38	$10.34
On [•], 2024, the trading date before the public announcement of the Business Combination, the Public Shares closed at $[•].
Holders
As of December 31, 2022, there were two holders for the Class A ordinary shares and four holders of record for the Class B ordinary shares. Following the consummation of the Business Combination and the PIPE Financing, we expect there to be [•] holders of record for the shares of New Adagio Common Stock. For a description of the effect of the Business Combination and the PIPE Financing on the present holdings of ARYA Shares, please see the section entitled “Beneficial Ownership of Securities.”
Dividend Policy
ARYA has not paid any cash dividends on the Public Shares to date and does not intend to pay cash dividends prior to the consummation of the Business Combination.

Adagio
Price Range of Adagio’s Securities
Historical market price information regarding shares of Adagio is not provided because there is no public market for shares of Adagio. In connection with the Business Combination, Adagio will become a wholly owned subsidiary of ListCo.
Dividend Policy
Adagio has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends prior to the consummation of the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements. Forward-looking statements provide the respective current expectations or forecasts of future events of ARYA and Adagio. Forward-looking statements include statements about ARYA’s and Adagio’s respective expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. For example, Adagio’s expected gross cash or pro forma cash, Adagio’s expected cash burn through closing, Adagio’s expected post transaction fully diluted equity value, Adagio’s fully diluted enterprise value, the Adagio’s or New Adagio’s expected cash runway through 2025 or statements related to the Adagio’s or New Adagio’s funding gap, funded business plan or use of proceeds, or other metrics or statements derived therefrom, are forward-looking statements. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.
Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “ARYA’S Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business of ARYA and Certain Information About ARYA” and “Business of Adagio and Certain Information About Adagio.” The forward-looking statements contained in this proxy statement/prospectus are based on the respective current expectations and beliefs of ARYA and Adagio concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The risks and uncertainties include, but are not limited to:
•	ARYA’s ability to complete the Business Combination with Adagio and ListCo or, if the Business Combination is not consummated, any other initial business combination prior to the Termination Date;
•
Adagio’s assumptions about the size and timing of the market opportunity for its products, which is based, in part, on third-party reports not specifically prepared for Adagio or the purposes for which Adagio uses them, and Adagio’s assumptions about the growth of such market opportunity, Adagio’s ability to capture some of this market and the timing thereof;

•	Adagio’s ability to obtain required regulatory approvals for its product candidates;
•	Adagio’s inability to gain acceptance of any products, if approved, by physicians, patients, third-party payors and others in the medical community;
•	Adagio’s ability to achieve or maintain significant commercial market acceptance;
•	competition that Adagio has been facing in the discovery, development and commercialization of product candidates;
•	FDA and other regulatory approval of products that compete with Adagio’s product candidates;
•	unfavorable pricing regulations, third-party coverage and reimbursement practices that Adagio’s products may be subject to;
•	difficulty in predicting the time cost of Adagio’s product development;
•	Adagio’s ability to demonstrate safety and efficacy of its products in clinical trials;
•	Adagio’s reliance on third parties to conduct certain preclinical development activities and clinical trials and the potential failure of those third parties in meeting deadlines for such trials;
•	delays or difficulties enrolling patients in clinical trials for Adagio’s products;
•	the possibility that Adagio’s products could cause undesirable side effects;
•	the possibility that any product of Adagio for which marketing approval is obtained could be subject to restrictions or withdrawal from the market;

•	negative public opinion and increased regulatory scrutiny in the event of deaths caused by or failures of Adagio’s products;
•	Adagio’s inability to obtain or maintain expedited regulatory pathways for some or all its current products;
•	Adagio’s inability to obtain or maintain regulatory approvals for its products in foreign jurisdictions;
•	Adagio’s inability to enter into agreements for clinical and commercial supply with third-party manufacturers on acceptable terms;
•	the inability of third-party manufacturers to successfully manufacture Adagio’s products;
•	Adagio’s inability to establish or maintain collaborations or partnerships;
•	unavailability of materials necessary to manufacture Adagio’s products on commercially reasonable terms;
•	Adagio’s inability to obtain, maintain or enforce patent protection for technology and future products;
•	Adagio’s inability to register trademarks in all potential markets;
•	Adagio’s inability to protect the confidentiality of trade secrets;
•	unfavorable economic conditions as a result of the emergence of new variants of the COVID-19 virus, political instability, natural disasters, or otherwise;
•	Adagio’s inability to obtain sufficient capital to meet operational financing requirements or comply with debt agreements;
•	Adagio’s inability to prevent computer system failures or security breaches;
•	potential product liability claims against Adagio with respect to its products;
•	Adagio’s failure to hire, retain and motivate key executives and qualified personnel;
•	the significant increased expenses and administrative burden as a public company;
•
Adagio’s cash burn and its need for substantial future funding to finance operations, the business plan and changes thereto, and the inability of being able to obtain new financing on acceptable terms or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination;
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the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against ARYA and Adagio and that could give rise to the termination of the Business Combination Agreement;

•
satisfaction or waiver of the conditions to the Business Combination including, among others: (i) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination; (ii) the approval by ARYA’s shareholders of the Condition Precedent Proposals being obtained; (iii) the approval by Adagio’s stockholders of the Business Combination Agreement and the transactions contemplated thereby; (iv) New Adagio having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement (including the PIPE Financing and the Bridge Financing) (provided the Redemption Limitation has not been validly removed from the Existing Governing Documents prior to the Closing Date); (v) the conditional approval by Nasdaq of ListCo’s initial listing application in connection with the Business Combination (also see “Risk Factors—Risks Related to the Business Combination and ARYA—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in New Adagio’s securities and subject New Adagio to additional trading restrictions”) and, immediately following the Adagio Merger Effective Time, ListCo’s satisfaction of any applicable initial and continuing listing requirements of Nasdaq and the New Adagio Common Stock having been approved for listing on Nasdaq; (vi) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and (vii) the Aggregate Transaction Proceeds being greater than or equal to $50,000,000 (the “Aggregate Transaction Proceeds Condition”);

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changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•	the ability to meet stock exchange listing standards following the consummation of the Business Combination;
•	the risk that the Business Combination disrupts current plans and operations of Adagio as a result of the announcement and consummation of the Business Combination;
•	the ability to recognize the anticipated benefits of the Business Combination;
•	costs related to the Business Combination;
•	the ability of New Adagio to grow and manage growth profitably and retain its key employees;
•	changes in applicable laws or regulations;
•	the amount of redemption requests made by ARYA’s shareholders;
•	the projected growth rate of the market opportunity of Adagio and New Adagio;
•	the possibility that ARYA, Adagio or New Adagio may be adversely affected by other economic, business, and/or competitive factors; and
•	other factors detailed under the section entitled “Risk Factors.”
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this proxy statement/prospectus. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. ARYA and Adagio undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks ARYA describes in the reports it will file from time to time with the SEC after the date of this proxy statement/prospectus.
In addition, statements that “ARYA believes” or “Adagio believes” and similar statements reflect ARYA’s or Adagio’s respective beliefs and opinions on the relevant subject. These statements are based on information available to them as of the date of this proxy statement/prospectus, and while ARYA and Adagio respectively believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. ARYA’s and Adagio’s statements should not be read to indicate that they have respectively conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.
Although ARYA and Adagio respectively believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, performance or achievements. Moreover, neither ARYA nor Adagio nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this proxy statement/prospectus and any subsequent written or oral forward-looking statements that may be issued by ARYA, Adagio or persons acting on their behalf.

RISK FACTORS
You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals described herein. Certain of the following risk factors apply to the business and operations of Adagio and will also apply to the business and operations of Adagio or New Adagio following the Closing. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material and adverse effect on the business, cash flows, financial condition and results of operations of New Adagio. ARYA, Adagio, ListCo/New Adagio, as applicable, may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, which may also impair the business or financial condition of ARYA, Adagio, ListCo and/or New Adagio. ARYA shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.
Risks Related to Adagio’s Business
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “Adagio,” “we,” “us,” “our” and other similar terms refer to Adagio, prior to and/or after giving effect to the Business Combination, as the context may require.
Adagio is a medical device company that has incurred net losses in every period to date and expects to continue to incur significant losses as it develops its business.
Adagio is a medical device company that has incurred net losses in each quarterly and annual period since inception and that has not yet generated any meaningful revenue. It expects to incur increasing costs as it continues to devote substantially all of its resources towards the development and anticipated further commercialization of its products, including iCLAS, vCLAS and Cyropulse. Adagio cannot be certain if it will ever generate meaningful revenue or if or when it will produce sufficient revenue from operations to support its costs. Even if profitability is achieved, Adagio may not be able to sustain profitability. Adagio incurred net losses of $23.7 million and $19.9 million in 2022 and 2021, respectively. As of December 31, 2022, it had an accumulated deficit of $97.1 million. Adagio expects to incur substantial losses and negative cash flows for the foreseeable future. In addition, as a public company, New Adagio will incur significant legal, accounting, and other expenses that it did not incur as a private company. These increased expenses will make it harder for New Adagio to achieve and sustain future profitability. New Adagio may incur significant losses in the future for a number of reasons, many of which are beyond its control, including the other risks described in this proxy statement/prospectus.
Adagio’s growth prospects partially depend on its ability to accelerate the commercialization of its products and to capitalize on market opportunities.
Adagio only has one product, iCLAS ULTC catheter and system, which is authorized for commercialization only in the European Union. Adagio’s iCLAS ULTC catheter and system and pipeline products are all in various stages of development in the United States. Adagio’s ability to generate revenue and achieve profitability depends upon its ability to successfully develop, obtain regulatory clearance, approval or certification for and successfully commercialize its products. Adagio’s ability to generate future revenue from its products also depends on a number of additional factors, including Adagio’s ability to:
•	successfully complete clinical development of its products, including necessary clinical studies;
•	achieve acceptance of its clinical trial data by the Food and Drug Administration (the “FDA’’) or foreign regulatory authorities;
•	successfully develop the manufacturing processes for its products;
•	establish and maintain supply and manufacturing relationships with third parties that ensure adequate and legally-compliant production of its products;
•	complete and submit necessary applications for regulatory clearances, approvals or certifications for its products in the United States and elsewhere;

•	comply with requirements enforced by the FDA, and other comparable regulatory authorities with respect to its marketing of products;
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obtain necessary FDA or foreign regulatory clearances, approvals, or certifications, for its products or for future product modifications or proposed expansions in indication for any of its products that receives regulatory approval or certification;

•	establish effective sales and marketing capabilities;
•	achieve patient, physician, and market acceptance for its products;
•	establish, maintain and protect its intellectual property rights; and
•	attract, hire and retain qualified personnel.
In addition, because of the numerous risks and uncertainties associated with completing clinical studies and obtaining necessary clearances, approvals or certifications, Adagio is unable to predict the timing or amount of its expenses, or if or when it will achieve or maintain revenues or profitability. In addition, Adagio’s expenses could increase beyond expectations if it decides to or is required by the FDA or foreign regulatory authorities to perform studies or trials for its products in addition to those that it currently anticipates. If Adagio completes the development and regulatory processes of its products, it anticipates incurring significant costs associated with launching and commercializing its products. Even if Adagio generates revenues from the sale of its products, it may not be profitable and may need to obtain additional funding to continue operations. If Adagio fails to achieve profitability or does not sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and be forced to reduce its operations.
Adagio is dependent on the success of its launched products and pipeline portfolio remains in the development stage and subject to on-going scientific and technical validation.
Adagio’s future success is largely dependent on its ability to successfully develop and commercialize in the United States its pipeline products, which are based on innovative yet complex technologies and remain in various stages of development (except for the iCLAS ULTC catheter and system authorized for commercialization in the European Union). Adagio is investing substantially all of its management efforts and financial resources in the development and commercialization of such products. For planning purposes, Adagio estimates the timing of the accomplishment of various scientific, clinical, regulatory and other product development and commercialization goals, which it sometimes refers to as milestones. These milestones include the commencement or completion of scientific studies and clinical studies and the submission of regulatory applications. Adagio bases these milestones on a variety of assumptions, which are subject to numerous risks and uncertainties. There is a risk Adagio will not achieve these milestones on a timely basis or at all. Even if Adagio achieves these milestones, the actual timing of the achievement of these milestones can vary dramatically compared to its estimates, often for reasons beyond its control, depending on numerous factors, including:
•	the rate of progress and costs and results of its clinical studies and research and development activities;
•	the ability of Adagio’s products to meet the standards for regulatory clearance, approval or certification;
•	the receipt of approvals, clearances or certifications from the FDA and other comparable foreign regulatory agencies;
•	Adagio’s ability to compete against more established or better funded competitors;
•	Adagio’s ability and/or the ability of third parties to manufacture its products, including Adagio’s ability to source critical components or materials for the manufacture of its products; and
•	other actions by regulators, including actions related to a class of products.
If Adagio does not meet these milestones for its products or if it is delayed in achieving these milestones, the development and commercialization of new products, modifications to existing products or sales of existing products for new indications may be prevented or delayed, which could damage Adagio’s reputation or materially adversely affect its business. Even if Adagio achieves a milestone for a product, market acceptance for the product is not assured.

Even if Adagio is able to launch its pipeline portfolio successfully, it may experience material delays in its commercialization program relative to its current expectations.
Even if Adagio is able to complete development of its pipeline portfolio and obtain regulatory clearance or approval, commercial market acceptance of its products in the healthcare community, including among physicians, patients and third-party payors, will depend on many factors, including:
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its ability to provide incremental clinical and economic data demonstrating the safety, clinical effectiveness and cost-effectiveness of, and patient benefit from, its products, and any perceived inadequacy of evidence supporting clinical benefits or cost-effectiveness over existing alternatives;

•	the availability of alternative treatments;
•	whether its products are included on insurance company coverage plans;
•	the willingness and ability of patients and the healthcare community to adopt new technologies;
•	customer demand;
•	liability risks generally associated with the use of new products;
•	the training required to use a new product;
•	the convenience and ease of use of its products relative to other treatment methods;
•	the pricing and reimbursement of its products relative to other treatment methods; and
•	the marketing and distribution support for its products.
Adagio cannot assure you that it will be successful in addressing any of these criteria or any additional criteria that might affect the market acceptance of its products. If its products achieve market acceptance, they may not maintain that market acceptance over time if competing products or technologies are introduced that are received more favorably or are more cost-effective. Failure to achieve or maintain market acceptance would limit Adagio’s ability to generate revenue and would have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
The life sciences technology market is highly competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than Adagio. If Adagio fails to compete effectively, its business and results of operation will suffer.
The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Adagio competes with manufacturers and distributors of cardiovascular medical devices. Adagio’s most significant competitors in the electrophysiology field include Medtronic, Boston Scientific, Abbott and Johnson & Johnson. Many of its competitors are large, well-capitalized companies with significantly greater market share and resources. Therefore, they can spend more on product development, marketing, sales and other product initiatives. Adagio also competes with smaller medical device companies that have a single product or a limited range of products. Some of Adagio’s competitors have:
•	significantly greater name recognition;
•	broader or deeper relations with healthcare professionals, customers and third-party payors;
•	larger sales forces and more established distribution networks;
•	additional lines of products and the ability to offer rebates or bundle products to offer greater discounts or other incentives to gain a competitive advantage;
•	greater experience in conducting research and development, manufacturing, clinical trials, marketing and obtaining regulatory clearance or approval for products;
•	greater financial and human resources for product development, sales and marketing and patent prosecution;
•	substantial intellectual property portfolios; and
•	better established, larger scale and lower cost manufacturing capabilities.

Adagio competes primarily on the basis that its products are designed to enable more physicians to treat more patients more efficiently and effectively. Adagio’s continued success depends on its ability to:
•	continue to develop innovative, proprietary products that address significant clinical needs in a manner that is safe and effective for patients and easy-to-use for physicians;
•	obtain and maintain regulatory clearances or approvals;
•	demonstrate safety and effectiveness in its sponsored and third-party clinical trials;
•	expand its sales force across key markets to increase physician awareness;
•	obtain and maintain coverage and adequate reimbursement for procedures using its products;
•	attract and retain skilled research, development, sales and clinical personnel;
•	cost-effectively manufacture, market and sell its products; and
•	obtain, maintain, enforce and defend its intellectual property rights and operate its business without infringing, misappropriating or otherwise violating the intellectual property rights of others.
Even if Adagio is successful in developing its products, any one of Adagio’s competitors could reduce or eliminate Adagio’s commercial opportunities if they develop or market products that:
•	are more effective;
•	have fewer or less severe adverse side effects;
•	are easier to use; or
•	are less expensive than Adagio’s products.
Adagio cannot provide assurance that it will be successful in developing new products or commercializing them in ways that achieve market acceptance. If Adagio develops new products, sales of those products may reduce revenue generated from its existing products or may not compete effectively with competitor products. Moreover, any significant delays in its product launches may significantly impede Adagio’s ability to enter or compete in a given market and may reduce the sales that it is able to generate from these products. Adagio may experience delays in any phase of a product development, including during research and development, clinical trials, regulatory review, manufacturing and marketing. Delays in product introductions could have a material adverse effect on its business, financial condition and results of operations.
If Adagio is unable to establish manufacturing capacity by itself or with third-party partners in a timely and cost-effective manner, commercialization of its products would be delayed, which would result in lost revenue and harm its business.
Adagio may encounter production delays or shortfalls because of its limited experience in manufacturing its products in commercial quantities. Such production delays or shortfalls may be caused by many factors, including the following:
•	Adagio’s intent to expand its manufacturing capacity, as a result of which its production processes may have to change;
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key components of Adagio’s products are provided by a single supplier or limited number of suppliers, and Adagio does not maintain large inventory levels of these components; if Adagio experiences a shortage or quality issues in any of these components, Adagio would need to identify and qualify new supply sources, which could increase its expenses and result in manufacturing delays;

•	a delay in completing validation and verification testing for new controlled environment rooms at its manufacturing facility;
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state and federal regulations, including the FDA’s Quality System Regulation (“QSR”), for the manufacture of its products, noncompliance with which could cause an interruption in its manufacturing; and

•	attraction and retention of qualified employees for its operations in order to significantly increase its manufacturing output.

If Adagio is unable to keep up with demand for its products, its growth could be impaired, and market acceptance for its products could be harmed and physicians may instead elect to use its competitors’ products. Adagio’s inability to successfully manufacture its products in sufficient quantities could materially harm its business.
In addition, Adagio’s manufacturing facility and processes and those of its third-party suppliers are subject to announced or unannounced FDA and state regulatory inspections or audits for compliance with the QSR, state equivalent requirements, and international manufacturing standards. Developing and maintaining a compliant quality system is time consuming and expensive. Failure to maintain compliance with, or not fully complying with the requirements of the FDA, state, or foreign regulators, could result in enforcement actions against Adagio or its third-party suppliers, which could include the issuance of warning letters, seizures, prohibitions on product sales, recalls and civil and criminal penalties, any one of which could significantly impact its manufacturing supply and impair its financial results.
The commercialization of Adagio’s products will require Adagio to establish relationships and successfully collaborate with leading life science companies and research institutions.
To remain competitive, Adagio must launch new products and technologies. To accomplish this, Adagio will need to work with leading life science companies, research institutions and other third-party collaborators and service providers in the design, development and commercialization of Adagio’s products and product candidates. Establishing collaborations is difficult, time consuming and may require Adagio’s significant financial investment, including substantial upfront payments in such collaborations, which may negatively impact Adagio’s reported earnings. In addition, potential collaborators may elect not to work with Adagio based on their assessment of its financial, regulatory, or intellectual property position. Further, once news of discussions regarding possible collaborations are known in the general public, regardless of whether the news is accurate, failure to announce a collaboration agreement, or the entity’s announcement of a collaboration with an entity other than Adagio, could result in adverse speculation about Adagio, its products or its technology, resulting in harm to its reputation and its business. In addition, even if Adagio establishes new collaborations, they may not result in the successful development or commercialization of its products or technology. Relatedly, collaborating with such parties for multiple aspects of Adagio’s drug development and commercialization activities might lead to less control over many aspects of those activities. Third parties may not complete activities on schedule or in accordance with Adagio’s expectations. Failure by one or more of these third parties to meet their contractual, regulatory or other obligations to Adagio, or any disruption in the relationships between Adagio and these third parties, could delay or prevent the development, approval or commercialization of Adagio’s products and product candidates, and could also result in non-compliance or reputational harm, all with potential negative implications for Adagio’s product pipeline and business.
If Adagio is unable to establish an effective network for commercialization, including effective distribution channels and sales and marketing functions, it may adversely affect its business, financial condition, results of operations, and prospects.
Adagio’s limited commercialization experience and no approved or cleared products in the United States make it difficult to evaluate Adagio’s current business and assess its prospects. Adagio also currently has limited sales and marketing experience. If it is unable to establish effective sales and marketing capabilities or if it is unable to commercialize any of its products, it may not be able to effectively generate product revenue, sustain revenue growth and compete effectively. In order to generate future growth, Adagio plans to continue to expand and leverage its sales and marketing infrastructure to increase its customer base and grow its business. Identifying and recruiting qualified sales and marketing personnel and training them on its products, applicable federal and state laws and regulations, and on its internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Adagio’s business may be harmed if its efforts to expand and train its sales force do not generate a corresponding increase in revenue, and its higher fixed costs may slow its ability to reduce costs in the face of a sudden decline in demand for its products. Any failure to hire, develop and retain talented sales and marketing personnel, to achieve desired productivity levels in a reasonable timeframe or timely leverage its fixed costs could have a material adverse effect on Adagio’s business, financial condition and results of operations. Moreover, the members of Adagio’s direct sales force are at-will employees. The loss of these personnel to competitors or otherwise could materially harm its business. If Adagio is unable to retain its direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if it is unable to successfully instill technical expertise in replacement personnel, its revenue and results of operations could be materially harmed.

Adagio’s ability to increase its customer base and achieve broader market acceptance of its products will also depend to a significant extent on its ability to expand its marketing efforts as it plans to dedicate significant resources to its marketing programs. Adagio’s business may be harmed if its marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, Adagio believes that developing and maintaining broad awareness of its brand in a cost-effective manner is critical to achieving broad acceptance of its products and penetrating new customer accounts. Brand promotion activities may not generate patient or physician awareness or increased revenue, and even if they do, any increase in revenue may not offset the costs and expenses it incurs in building its brand. If Adagio fails to successfully promote, maintain and protect its brand, or if it incurs substantial expenses in an unsuccessful attempt to promote and maintain its brand, it may fail to attract or retain the physician acceptance necessary to realize a sufficient return on its brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of its products, which would have an adverse effect on its business, financial condition and results of operations.
These factors also make it difficult for Adagio to forecast its financial performance and growth, and such forecasts are subject to a number of uncertainties, including Adagio’s ability to successfully develop additional products that add functionality, reduce the cost of products sold, broaden its commercial portfolio offerings and obtain FDA 510(k) clearance or PMA approval for, and successfully commercialize, market and sell, its planned or future products in the United States or in international markets. If Adagio’s assumptions regarding the risks and uncertainties it faces, which it uses to plan its business, are incorrect or change due to circumstances in its business or its markets, or if it does not address these risks successfully, Adagio’s operating and financial results could differ materially from its expectations and its business could suffer.
Adagio’s operating results may fluctuate significantly in the future, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance Adagio may provide.
Adagio’s quarterly and annual results of operations, including its revenue, profitability and cash flow, may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Accordingly, the results of any one quarter or other period should not be relied upon as an indication of future performance. Adagio’s quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside its control and, as a result, may not fully reflect the underlying performance of its business. Factors that may cause fluctuations in its quarterly and annual results include, without limitation:
•	the level of demand for its products, which may vary significantly from period to period;
•	expenditures that it may incur to acquire, develop or commercialize additional products and technologies;
•	the timing and cost of clinical trials, including obtaining regulatory approvals or clearances for planned or future products;
•	the rate at which Adagio grows its sales force and the speed at which newly hired salespeople become effective, and the cost and level of investment therein;
•	the degree of competition in Adagio’s industry and any change in the competitive landscape of its industry, including consolidation among its competitors or future partners;
•	coverage and reimbursement policies with respect to the procedures using its products and potential future products that compete with its products;
•	the timing and success or failure of clinical trials for Adagio’s current or planned products or any future products it develops or competing products;
•	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to its products, which may change from time to time;
•	the cost of manufacturing its products, which may vary depending on the quantity of production and the terms of its agreements with third-party suppliers and manufacturers;
•	natural disasters, outbreaks of disease or public health crises, such as the COVID-19 pandemic;
•	the timing and nature of any future acquisitions or strategic partnerships; and
•	future accounting pronouncements or changes in Adagio’s accounting policies.

Because Adagio’s quarterly and annual results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of its business and should only be relied upon as one factor in determining how its business is performing.
In addition, this variability and unpredictability could result in Adagio failing to meet the expectations of industry or financial analysts or investors for any period. If its revenue or operating results fall below the expectations of analysts or investors or below any forecasts it may provide to the market, it may result in a decrease in the share price the New Adagio Common Stock.
There is no assurance that Adagio will be able to execute on its business model, including achieving market acceptance of its products.
Adagio’s ability to execute its business model is dependent on a number of factors, including:
•	the ability of its senior management team to execute its business model;
•	the ability to begin or maintain its pace of product development, manufacturing and commercialization;
•	the ability to meet the changing needs of the catheter market;
•	the ability to achieve market acceptance of its product; and
•	the ability of its employees to perform at a high level.
If Adagio is unable to execute its business model, or if its business model does not drive the growth that it anticipates, or if its market opportunity is not as large as it has estimated, it could adversely affect its business and its prospects.
Adagio’s success will depend, in part, on the acceptance of its products as safe, effective and, with respect to providers, cost-effective. It cannot predict how quickly, if at all, hospitals, physicians, patients or payors will accept its products or, if accepted, how frequently they will be used. Adagio’s products and planned or future products it may develop or market may never gain broad market acceptance for some or all of its targeted indications. Hospitals, physicians, patients and payors must believe that Adagio’s products offer benefits over alternative treatment methods. Adagio’s future growth and profitability largely depend on its ability to increase physician awareness of its system and its products and on the willingness of hospitals, physicians, patients or payors to adopt them. These parties may not adopt Adagio’s products unless they are able to determine, based on experience, clinical data, medical society recommendations and other analyses, that its products are safe, effective and, with respect to providers, cost-effective, on a stand-alone basis and relative to competitors’ products. Healthcare providers must believe that its products offer benefits over alternative treatment methods. Even if Adagio is able to raise awareness, physicians tend to be slow in changing their medical treatment practices and may be hesitant to select its products for recommendation to their hospitals or patients for a variety of reasons, including:
•	long-standing relationships with competing companies and distributors that sell other products;
•	competitive response and negative selling efforts from providers of alternative products;
•	lack of experience with its products and concerns that Adagio is relatively new to the market;
•	lack or perceived lack of sufficient clinical evidence, including long-term data, supporting safety or clinical benefits; and
•	time commitment and skill development that may be required to gain familiarity and proficiency with its products.
Physicians play a significant role in determining the course of a patient’s treatment, and, as a result, the type of treatment that will be utilized and provided to a patient. Adagio focuses its sales, marketing and education efforts primarily on cardiac electrophysiologists, and aims to educate referring physicians regarding the patient population that would benefit from its products. However, Adagio cannot assure you that it will achieve broad market acceptance among these practitioners.
For example, if electrophysiologists are not made aware of Adagio’s products, they may not recommend ablation for their patients or the use of Adagio’s product in their hospitals. In addition, some physicians may choose to utilize Adagio’s products on only a subset of their total patient population or may not adopt its products at all. If Adagio is not able to effectively demonstrate that the use of its products is beneficial in a broad range of patients, adoption of its products will be limited and may not occur as rapidly as it anticipates or at all, which would have a material adverse effect on its business, financial condition and results of operations. Adagio cannot assure you that its products will achieve broad market acceptance among hospitals and physicians. Additionally, even if its products achieve market acceptance, they may not maintain that market acceptance over time if competing products, procedures or technologies are considered safer or more cost-effective or otherwise superior. Any failure of its products to generate sufficient demand or to achieve meaningful market acceptance and penetration will harm its future prospects and have a material adverse effect on its business, financial condition and results of operations.
Adagio’s reputation among its current or potential customers, as well as among electrophysiologists, could also be negatively affected by safety or customer satisfaction issues involving Adagio or its products, including product recalls. Future product recalls or other safety or customer satisfaction issues relating to Adagio’s reputation could negatively affect Adagio’s ability to establish or maintain broad adoption of its products, which could harm its future prospects and have a material adverse effect on its business, financial condition and results of operations.
In the United States, before a hospital can purchase Adagio’s product for the first time, Adagio’s system must be approved for use by a hospital’s new product or value analysis committee, or the staff of a hospital or health system. Such approvals could deter or delay the use of Adagio’s products by physicians. Adagio cannot provide assurance that its efforts to obtain such approvals or generate adoption will be successful or increase the use of its products, and if Adagio is not successful, it could have a material adverse effect on its business, financial condition and results of operations.
The success of Adagio’s products depends upon appropriate physician training, practice and patient selection.
The success of Adagio’s products depends in part on the skill of the physician performing the catheter-based procedures and on their adherence to Adagio’s stated patient selection criteria and proper techniques that it provides in training sessions. For example, Adagio trains physicians to ensure correct use of its products; however, physicians rely on their previous medical training and experience when performing catheter-based procedures, and Adagio cannot guarantee that all such physicians will have the necessary skills or experience to safely and effectively perform these procedures. Adagio does not control which physicians perform these procedures or how much training they receive, and physicians who have not completed Adagio’s training sessions may nonetheless attempt to perform catheter-based procedures with its products. In addition, a perception by physicians that its products are difficult to use may negatively impact adoption. If physicians perform these procedures in a manner that is inconsistent with Adagio’s labeled indications, with components that are not its products, with patients who are not indicated for treatment with its products or without adhering to or completing Adagio’s training sessions, the patient outcomes may be negative or inconsistent with the outcomes achieved in clinical trials. This could negatively impact the perception of patient benefits and safety associated with Adagio’s products and limit adoption of its products and catheter-based thrombectomy procedures generally, which could have a material adverse effect on its business, financial condition and results of operations.
Even if Adagio’s products are commercialized and achieve broad scientific and market acceptance, if Adagio fails to improve them or introduce compelling new products, its revenue and its prospects could be harmed.
The life sciences industry is characterized by rapid and significant technological changes, frequent new product introductions and enhancements and evolving industry standards. Even if Adagio is able to achieve broad scientific and market acceptance of its ablation technologies, its ability to attract new customers and increase revenue from existing customers will depend in large part on its ability to enhance and improve its technologies and to introduce compelling new products.
The success of any enhancement to its ablation technologies or introduction of new products depends on several factors, including:
•	timely completion and delivery;
•	competitive pricing;
•	adequate quality testing;
•	integration with existing technologies;
•	freedom from intellectual property encumbrance;
•	appropriately timed and staged introduction; and
•	overall market acceptance.

Any new product or enhancement to the ablation technologies that Adagio develops may not be introduced in a timely or cost-effective manner, may contain defects, errors, vulnerabilities or bugs, or may not achieve the market acceptance necessary to generate significant revenue.
The typical development cycle of new life sciences products can be lengthy and complicated, and may require new scientific discoveries or advancements, considerable resources and complex technology and engineering. Such developments may involve external suppliers and service providers, making the management of development projects complex and subject to risks and uncertainties regarding timing, timely delivery of required components or services and satisfactory technical performance of such components or assembled products. If Adagio does not achieve the required technical specifications or successfully manage new product development processes, or if development work is not performed according to schedule, then such new technologies or products may be adversely impacted. If Adagio is unable to successfully develop new products, enhance its ablation technologies to meet customer requirements, compete with alternative products, or otherwise gain and maintain market acceptance, its business, financial condition and results of operations could be harmed.
Adagio may need to raise additional capital to fund its development and commercialization plans.
Based on Adagio’s current plans over the next 24 months, it believes that the net proceeds from the Business Combination and PIPE Financing, together with its available resources and existing cash and cash equivalents, will be sufficient to meet its anticipated cash requirements for at least 24 months from the date of this proxy statement/prospectus. If Adagio’s available cash resources, the net proceeds from the Business Combination and PIPE Financing are insufficient to satisfy New Adagio’s liquidity requirements including because the realization of other risks described in this proxy statement/prospectus, New Adagio may be required to raise additional capital prior to such time through issuances of equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing.
New Adagio may consider raising additional capital in the future to expand its business, to pursue strategic investments, to take advantage of financing or acquisition opportunities or for other reasons, including:
•	funding development and marketing efforts of its ablation technology or any other future products;
•	increasing its sales and marketing and other commercialization efforts to drive market adoption of its ablation technology;
•	expanding its technologies into additional markets;
•	preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	acquiring, licensing or defending against third party intellectual property rights;
•	acquiring or investing in complementary technologies, businesses or assets; and
•	financing capital expenditures and general and administrative expenses.
Adagio’s present and future funding requirements will depend on many factors, including:
•	delays in execution of Adagio’s development plans;
•	the scope and timing of Adagio’s investment in its sales, marketing, and distribution capabilities;
•	changes Adagio may make to its business that affect ongoing operating expenses;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	changes Adagio may make in its business or commercialization strategy;
•	changes Adagio may make in its research and development spending plans;
•	Adagio’s need to implement additional infrastructure and internal systems;
•	the impact of the COVID-19 pandemic; and
•	other items affecting its forecasted level of expenditures and use of cash resources including potential acquisitions.

The various ways Adagio could raise additional capital carry potential risks. If Adagio raises funds by issuing equity securities, dilution to its stockholders could result. If Adagio raises funds by issuing debt securities, those debt securities could have rights, preferences and privileges senior to those of holders of New Adagio Common Stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on Adagio’s operations. If Adagio raises funds through collaborations or licensing arrangements, it might be required to relinquish significant rights to its technologies or products or grant licenses on terms that are not favorable to Adagio.
If Adagio is unable to obtain adequate financing or financing on terms satisfactory to Adagio, if Adagio requires it, its ability to continue to pursue its business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on its business, financial condition, results of operations and prospects.
The size of the markets for Adagio’s products may be smaller than estimated, limiting Adagio’s ability to successfully sell its products.
Adagio’s estimates of the total addressable markets for its current products and products under development are based on a number of internal and third-party estimates, including, without limitation, the number of patients with cardiac arrhythmias and the assumed prices at which it can sell its products in markets that have not been established or that it has not yet entered. While Adagio believes its assumptions and the data underlying its estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting its assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these estimates. As a result, its estimates of the total addressable market for its current or future products may prove to be incorrect. If the actual number of patients who would benefit from its products, the price at which it can sell products, or the total addressable market for its products is smaller than it has estimated, it may impair Adagio’s sales growth and have an adverse impact on its business.
Adagio is dependent on limited third-party suppliers and manufacturers for some of the components and materials used in its products, and so long as Adagio remains dependent on them, the loss of any of these suppliers and manufacturers, or any difficulties encountered by these suppliers and manufacturers in the production of Adagio’s products, could harm its business.
Adagio relies on third-party suppliers to provide it with certain components of its products, some of which are single-source suppliers. In some cases, it does not have long-term supply agreements with, or guaranteed commitments from, its suppliers, including single-source suppliers. Adagio depends on its suppliers to provide it and its customers with materials in a timely manner that meet its and their quality, quantity and cost requirements. These suppliers may encounter problems during manufacturing for a variety of reasons, any of which could delay or impede their ability to meet Adagio’s demand. Its suppliers may also fail to comply with applicable federal, state or foreign laws or regulations, cease producing the components required for Adagio products or otherwise decide to cease doing business with Adagio. Any supply interruption from Adagio’s suppliers or failure to obtain alternative suppliers for any of the components used in its products would limit Adagio’s ability to manufacture its products and could have a material adverse effect on its business, financial condition and results of operations.
FDA review and approval of a new supplier may be required if these components become unavailable from Adagio’s current suppliers. Although there may be other suppliers that have equivalent materials that would be available to Adagio, FDA approval of any alternate suppliers, if required, could take several months or more to obtain, if it is able to be obtained at all. Any delay, interruption or cessation of production by Adagio’s third-party suppliers of important materials, or any delay in qualifying new materials, if necessary, would prevent or delay Adagio’s ability to manufacture its products.
If Adagio experiences a significant disruption in its information technology systems or security incidents, its business could be adversely affected, including its ability to operate, the loss of confidential and proprietary information, increased remediation costs, and reputational damage.
Adagio relies, or will rely, on information technology systems to keep financial records, facilitate its research and development initiatives, manage its manufacturing operations, maintain quality control, fulfill customer orders, maintain corporate records, communicate with staff and external parties and operate other critical functions. Adagio’s information technology systems and those of its vendors and partners are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events, including, but not limited to, natural disasters and catastrophes. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services have been and are expected to continue to be targeted. Methods of attacks on information technology systems and data security breaches change frequently, are increasingly complex and sophisticated, including social engineering and phishing scams, and can originate from a wide variety of sources. In addition to traditional computer “hackers,” malicious code, such as viruses and worms, employee theft or misuse, denial-of-service attacks and sophisticated nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Despite Adagio’s efforts to create security barriers to such threats, it is virtually impossible for Adagio to entirely mitigate these risks. In addition, Adagio has not finalized its information technology and data security procedures and therefore, its information technology systems may be more susceptible to cybersecurity attacks than if such security procedures were finalized. Despite any of its current or future efforts to protect against cybersecurity attacks and data security breaches, there is no guarantee that Adagio’s efforts are adequate to safeguard against all such attacks and breaches. Moreover, it is possible that Adagio may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity incidents.
If Adagio’s security measures, or those of its vendors and partners, are compromised due to any cybersecurity attacks or data security breaches, including as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, Adagio’s business and reputation may be harmed, it could become subject to litigation and it could incur significant liability. If Adagio was to experience a prolonged system disruption in its information technology systems or those of certain of its vendors and partners, it could negatively impact its ability to serve its customers, which could adversely impact its business, financial condition, results of operations and prospects. If operations at Adagio’s facilities were disrupted, it may cause a material disruption in Adagio’s business if it is not capable of restoring functionality on an acceptable timeframe. In addition, Adagio’s information technology systems, and those of its vendors and partners, are potentially vulnerable to data security breaches, whether by internal bad actors, such as employees or other third parties with legitimate access to its or its third-party providers’ systems, or external bad actors, which could lead to the exposure of personal data, sensitive data and confidential information to unauthorized persons. Any such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the exposure of personal information, including sensitive personal information, of Adagio’s employees, customers and others, any of which could have a material adverse effect on Adagio’s business, reputation, financial condition and results of operations.
In addition, any such access, disclosure or other loss or unauthorized use of information or data could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state and foreign data protection and privacy regulations, violations of which could result in significant penalties and fines. In addition, U.S. and international laws and regulations that have been applied to protect user privacy (including laws regarding unfair and deceptive practices in the U.S. and the General Data Protection Regulation (GDPR) in the European Union) may be subject to evolving interpretations or applications. Furthermore, defending a suit, regardless of its merit, could be costly, divert management’s attention and harm Adagio’s reputation. In addition, although Adagio seeks to detect and investigate data security incidents, security breaches and other incidents of unauthorized access to its information technology systems and data can be difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure. Moreover, there could be public announcements regarding any cybersecurity incidents and any steps Adagio takes to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a material adverse effect on the price of New Adagio Common Stock.
The cost of protecting against, investigating, mitigating and responding to potential breaches of Adagio’s information technology systems and data security breaches and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant. As cybersecurity incidents continue to evolve, Adagio may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
Adagio may be unable to manage its anticipated growth effectively.
Adagio’s anticipated growth will place significant strains on its management, operational and manufacturing systems and processes, sales and marketing team, financial systems and internal controls and other aspects of its business. Adagio must upgrade its internal business processes and capabilities to create the scalability that a growing business demands. As of December 31, 2022, Adagio had 97 employees. To execute its anticipated growth successfully, it must continue to attract and retain qualified personnel and manage and train them effectively. Developing and commercializing the ablation technology will require Adagio to hire and retain scientific, sales and marketing, software, manufacturing, customer service, distribution and quality assurance personnel. In addition, Adagio expects that it will need to hire additional accounting, finance and other personnel as a public company. As a public company, New Adagio’s management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements and effectively manage these growth activities. New Adagio may face challenges integrating, developing and motivating its rapidly growing employee base.
Further, Adagio’s anticipated growth will place additional strain on its suppliers and manufacturing facilities, resulting in an increased need for it to carefully monitor quality assurance. Any failure by Adagio to manage its growth effectively could have an adverse effect on its ability to achieve its development and commercialization goals.
Adagio’s ability to successfully transition from a largely development stage company to a full scale commercial operation is uncertain given the fact that it has been in operation since 2011. As Adagio continues to grow, it will be required to implement more complex organizational management structures and may find it increasingly difficult to maintain the benefits of its corporate culture, including its ability to quickly develop and launch new and innovative products. If Adagio does not successfully manage its anticipated growth, its business, financial condition, results of operations, and prospects could be harmed.
Adagio may acquire other companies or technologies, or form strategic partnership with other companies, which could divert its management’s attention, increase its capital requirements, and otherwise disrupt its operations, subject it to other risks and harm its operating results.
Adagio may in the future seek to acquire or invest in businesses, applications or technologies that it believes could complement or expand its ablation technology product or future products, enhance its technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of Adagio’s management and cause it to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Adagio may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.
To date, the growth of Adagio’s operations has been organic, and it has limited experience in acquiring other businesses or technologies. Adagio may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of Adagio’s available cash, or the incurrence of debt, which could harm Adagio’s operating results. In addition, if an acquired business fails to meet Adagio’s expectations, its operating results, business and financial condition may suffer.
If Adagio is unable to recruit and retain key executives and scientists, it may be unable to achieve its goals.
Adagio’s success depends largely on the continued services of key members of its executive management team and others in key management positions. Adagio does not currently maintain key person life insurance policies on any of its employees. If Adagio loses one or more key employees, it may experience difficulties in competing effectively, developing its technologies and implementing its business strategy.
In addition, Adagio’s research and development programs, clinical operations and sales and marketing efforts depend on Adagio’s ability to attract and retain highly skilled scientists, engineers and sales professionals. Competition for skilled personnel in Adagio’s market is intense, and it has from time to time experienced, and expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which Adagio competes for experienced personnel have greater resources than it does, and any of its employees may terminate their employment with Adagio at any time. If Adagio hires employees from competitors or other companies, their former employers may attempt to assert that these employees or Adagio has breached legal obligations, resulting in a diversion of Adagio’s time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of Adagio’s stock awards decline, it may harm Adagio’s ability to recruit and retain highly skilled employees. If Adagio fails to attract new personnel or fails to retain and motivate its current personnel, Adagio’s business and future growth prospects could be harmed.

Adagio’s products could have unknown defects or errors, which may give rise to claims against it and adversely affect market adoption of its products.
Adagio’s business is subject to significant risks associated with the design, manufacturing, distribution and use of medical devices that are placed inside the human body, including the risk that patients may be severely injured by or even die from the misuse or malfunction of its products caused by design flaws or manufacturing defects. In addition, component failures, design defects, off-label uses or inadequate disclosure of product-related information discovered after commercial shipment or during commercial use could result in an unsafe condition or the injury or death of a patient. These problems could lead to a voluntary recall or market withdrawal of, or issuance of a safety alert relating to, Adagio’s products and could result in significant costs, negative publicity and adverse competitive pressure. Furthermore, the reporting of product defects or voluntary recalls to the FDA or analogous regulatory bodies outside the United States could result in manufacturing audits, inspections and broader recalls or other disruptions to Adagio’s manufacturing processes. The circumstances giving rise to recalls are unpredictable, and any recalls of existing or future products could have a material adverse effect on Adagio’s business, financial condition and results of operations.
Adagio provides a limited warranty that its products are free of material defects and conform to specifications, and offers to repair, replace or refund the purchase price of defective products. As a result, Adagio bears the risk of potential warranty claims on its products. In the event that Adagio attempts to recover some or all of the expenses associated with a warranty claim against it from its suppliers or vendors, it may not be successful in claiming recovery and any recovery from such vendor or supplier may not be adequate.
The medical device industry has historically been subject to extensive litigation over product liability claims. Adagio may be subject to product liability claims if its products cause, or merely appear to have caused, an injury or death, even if due to physician error. In addition, an injury or death that is caused by the activities of Adagio’s suppliers, such as those that provide Adagio with components and raw materials, or by an aspect of a treatment used in combination with its products, such as a complementary drug or anesthesia, may be the basis for a claim against Adagio by patients, hospitals, physicians or others purchasing or using its products, even if its products were not the actual cause of such injury or death. Adagio may choose to settle any such claims even if Adagio believes that such injuries were not due to failure of its products. An adverse outcome of any such claim involving one of its products could result in reduced market acceptance and demand for any or all of its products and could harm Adagio’s reputation or brand and its ability to market its products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of its products could result in the suspension or delay of regulatory reviews of Adagio’s premarket notifications or applications for marketing. Any of the foregoing problems could disrupt Adagio’s business and have a material adverse effect on its business, financial condition and results of operations.
Although Adagio carries product liability insurance, including for clinical trials and product marketing, Adagio can give no assurance that such coverage will be available or adequate to satisfy any claims. Product liability insurance is expensive, subject to significant deductibles and exclusions, and may not continue to be available on acceptable terms, if at all. Any product liability claims brought against Adagio, with or without merit, could increase its product liability insurance rates or prevent it from securing continuing coverage, harm its reputation, significantly increase its expenses, and reduce product sales. If Adagio is unable to obtain or maintain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, Adagio could be exposed to significant liabilities. Product liability claims could cause Adagio to incur significant legal fees and deductibles and claims in excess of its insurance coverage would be paid out of cash reserves, harming Adagio’s financial condition and operating results. Defending a suit, regardless of its merit or eventual outcome, could be costly, could divert management’s attention from Adagio’s business and might result in adverse publicity, which could result in reduced acceptance of its products in the market, product recalls or market withdrawals.
Adagio is required to file adverse event reports under Medical Device Reporting (“MDR”) regulations with the FDA, which reports are publicly available on the FDA’s website. Adagio is required to file MDRs if its products may have caused or contributed to a serious injury or death or malfunctioned in a way that would be likely to cause or contribute to a serious injury or death if it were to recur. Any such MDR that reports a significant adverse event could result in negative publicity, which could harm Adagio’s reputation and future sales. If Adagio fails to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against Adagio. Any such adverse event involving Adagio’s products could also result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending against potential lawsuits, will require the dedication of Adagio’s time and capital, distract management from operating its business, and may harm Adagio’s reputation and financial results. Analogous reporting obligations exist in the European Union and other jurisdictions outside the United States. See “—Risks Related to Regulatory and Legal Compliance Matters” for further detail.
Consolidation in the medical device industry could have an adverse effect on Adagio’s revenue and results of operations.
Many medical device companies are consolidating to create new companies with greater market power. As the medical device industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for their products. If Adagio reduces its prices because of consolidation in the medical device industry, its revenue would decrease, which could have a material adverse effect on its business, financial condition and results of operations.
Adagio has limited data and experience regarding the safety and efficacy of its products. Results of earlier trials may not be predictive of future clinical trial results, and planned trials may not establish an adequate safety or efficacy profile for such products and other planned or future products, which would affect market acceptance of these products.
Adagio has performed clinical trials with only limited patient populations. The long-term effects of using Adagio’s products in a large number of patients has not been studied and the results of short-term clinical use of such products do not necessarily predict long-term clinical benefits or reveal long-term adverse effects. The results of clinical trials of Adagio’s products conducted to date and ongoing or future trials and trials of its current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Adagio’s interpretation of data and results from its clinical trials do not ensure that it will achieve similar results in future clinical trials in other patient populations. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate such results in later clinical trials and subsequently failed to obtain marketing approval. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials.
If Adagio’s clinical trials are unsuccessful or significantly delayed, or if it does not complete its clinical trials, its business may be harmed.
Clinical development is a long, expensive and uncertain process and is subject to delays and the risk that products may ultimately prove unsafe or ineffective in treating the indications for which they are designed. Completion of clinical trials may take several years or more. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching an agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board (“IRB”) approval at each site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials.
In September 2023, Adagio announced the first ULTC procedure performed using the Adagio vCLAS™ catheter system in the United States as part of the FULCRUM-VT early feasibility clinical trial. This bi-directionally deflectable catheter is compatible with the same ULTC energy source in the iCLAS ULTC System that is currently under evaluation in the pivotal iCLAS ULTC trial for the treatment of persistent AF. Delays in the completion of these and other clinical testing could significantly affect Adagio’s product development costs. The completion of clinical trials can be delayed for a number of reasons, including delays related to: inability to enroll sufficient numbers of study subjects in a timely manner; unexpected or serious adverse effects related to its medical device candidate experienced by patients in a clinical trial; and retaining patients who have initiated a clinical trial, but may withdraw due to treatment protocol, adverse effects from the therapy, lack of effectiveness from the treatment or personal issues or who may not return for a sufficient number of post-operative visits. Clinical trials may also be delayed, suspended or terminated as a result of ambiguous or negative interim results, or results that are inconsistent with earlier results. In addition, a clinical trial may be suspended or terminated by Adagio, the FDA, other regulatory authorities, or other numerous unforeseen factors or events during or because of the clinical trial process, including:
•	failure to conduct the clinical trial in accordance with regulatory requirements or Adagio’s clinical protocols;

•	enrollment in Adagio’s clinical trials may be slower than it anticipates, or it may experience high screen failure rates in its clinical trials, resulting in significant delays;
•
Adagio’s clinical trials may produce negative or inconclusive results, and it may decide, or regulators may require it, to conduct additional clinical and/or preclinical testing which may be expensive and time-consuming;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory authorities;
•	the FDA or similar foreign regulatory authorities may find the product is not sufficiently safe for investigational use in humans;
•	the FDA or similar foreign regulatory authorities may interpret data from preclinical testing and clinical trials in different ways than Adagio does;
•	there may be delays or failure in obtaining approval of Adagio’s clinical trial protocols from the FDA or other regulatory authorities;
•	there may be delays in obtaining IRB approvals or governmental approvals to conduct clinical trials at prospective sites;
•	the FDA or similar foreign regulatory authorities may find Adagio’s or its suppliers’ manufacturing processes or facilities unsatisfactory;
•
the FDA or similar foreign regulatory authorities may change their review policies or adopt new regulations that may negatively affect or delay Adagio’s ability to bring a product to market or receive approvals or clearances to treat new indications;

•	Adagio may have trouble in managing multiple clinical sites;
•	Adagio may experience delays in agreeing on acceptable terms with third-party research organizations and trial sites that may help it conduct the clinical trials; and
•
Adagio, or regulators, may suspend or terminate Adagio’s clinical trials because the participating patients are being exposed to unacceptable health or safety risks, such as the death of a patient in Adagio’s iCLAS IDE trial in October 2021, which caused Adagio to voluntarily pause the study for six months (between November 2021 and April 2022) in order to investigate and take corrective action and obtain FDA approval to resume the study.

Delays in clinical development or delays in Adagio’s ability to achieve regulatory clearance or approval, if at all, may impact the costs, timing or successful completion of a clinical trial. Moreover, failures or perceived failures in Adagio’s clinical trials will delay and may prevent its product development and regulatory clearance or approval process, damage its business prospects and negatively affect its reputation and competitive position.
Since Adagio commercializes its products outside of the United States, its international business could expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.
Since Adagio commercializes its products outside of the United States, its international business could expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States. Engaging in international business inherently involves a number of difficulties and risks, including:
•	required compliance with existing and changing foreign regulatory requirements and laws;
•	required compliance with U.S. laws such as the Foreign Corrupt Practices Act (the “FCPA”), and other U.S. federal laws and regulations established by the office of Foreign Asset Control;
•	difficulties in developing effective marketing campaigns in unfamiliar markets;
•	export or import restrictions;
•	increased financial accounting and reporting burdens and complexities;
•	protection of intellectual property;

•	laws and business practices favoring local companies;
•	foreign currency exchange, longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
•	political and economic instability;
•
changes in social, economic, and political conditions or in laws, regulations and policies governing foreign trade, intellectual property, manufacturing, research and development, and investment both domestically as well as in the other countries and jurisdictions in which Adagio operates and into which Adagio may sell its products including as a result of the separation of the United Kingdom from the European Union (Brexit);

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;
•	difficulties and costs of staffing and managing foreign operations; and
•	difficulties protecting, maintaining, enforcing or procuring intellectual property rights.
If one or more of these risks occurs, it could require Adagio to dedicate significant resources to remedy such occurrence, and if it is unsuccessful in finding a solution, its financial results could suffer.
Unfavorable U.S. or global economic conditions as a result of the COVID-19 pandemic, political instability, natural disasters, or otherwise, could adversely affect Adagio’s ability to raise capital and its business, financial condition and results of operations.
While the potential economic impact, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, extreme volatility and disruptions in the capital and credit markets, reducing Adagio’s ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact Adagio’s short-term and long-term liquidity and its ability to operate in accordance with its operating plan, or at all. In addition, Adagio’s results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to Adagio’s business, including weakened demand for its proteomics product platform and its ability to raise additional capital when needed on favorable terms, if at all. A weak or declining economy could strain Adagio’s customers’ budgets or cause delays in their payments to Adagio. Further, the COVID-19 pandemic has caused, and could in the future continue to cause, and other factors could contribute to causing, delays or disruptions in Adagio’s supply chain and labor shortages and shutdowns. Any of the foregoing could harm Adagio’s business, and Adagio cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its ability to raise capital and its business, financial condition and results of operations.
If Adagio fails to maintain an effective system of internal control over financial reporting, New Adagio may not be able to accurately report its financial results in a timely manner or prevent fraud, which could harm its business.
Effective internal controls over financial reporting are necessary for New Adagio to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause New Adagio to fail to meet its reporting obligations in a timely manner, or at all. In addition, any testing by New Adagio conducted in connection with Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) or any subsequent testing by New Adagio’s independent registered public accounting firm in connection with Section 404(b) of the Sarbanes-Oxley Act, may reveal deficiencies in New Adagio’s internal controls over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to New Adagio’s financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in New Adagio’s reported financial information, which could have a negative effect on the trading price of New Adagio Common Stock.
New Adagio will be required to disclose material changes made in its internal controls over financing reporting and procedures on a quarterly basis and its management will be required to assess the effectiveness of these controls annually. New Adagio will be required to make a formal assessment of the effectiveness of its internal control over financial reporting, and once it ceases to be an “emerging growth company” within the meaning of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), it will be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. However, for as long as New Adagio is an emerging growth company, its independent registered public accounting firm will not be required to attest to the effectiveness of New Adagio’s internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act.
To achieve compliance with Section 404(a) of the Sarbanes-Oxley Act within the prescribed period, New Adagio will be engaging in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, New Adagio will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a plan to assess and document the adequacy of its internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively and implement a continuous reporting and improvement process for internal control over financial reporting.
New Adagio could be an emerging growth company for up to five years from the date of the initial public offering. An independent assessment of the effectiveness of New Adagio’s internal controls could detect problems that New Adagio’s management’s assessment might not identify. Undetected material weaknesses in New Adagio’s internal controls could lead to financial statement restatements and require it to incur the expense of remediation.
If Adagio’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, its results of operation could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Adagio Common Stock.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in Adagio’s financial statements and accompanying notes. Adagio bases its estimates on historical experience and estimates and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, and expenses that are not readily apparent from other sources. For example, in connection with the implementation of the new revenue accounting standard if and when Adagio has product sales, management makes judgments and assumptions based on its interpretation of the new standard. The new revenue standard is principle-based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance may evolve as Adagio applies the new standard. If Adagio’s assumptions underlying Adagio’s estimates and judgements relating to its critical accounting policies change or if actual circumstances differ from Adagio’s assumptions, estimates or judgements, its operating results may be adversely affected and could fall below Adagio’s publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Adagio Common Stock.
If Adagio’s facilities become unavailable or inoperable, Adagio’s research and development program and commercialization launch plan could be adversely affected, which could materially and adversely impact its business, financial condition and results of operations.
Adagio currently maintains its research, development, manufacturing and administrative operations in a building located in Laguna Hills, California, and it does not have redundant facilities. Should Adagio’s building be significantly damaged or destroyed by natural or man-made disasters, such as earthquakes, fires (both of which are prevalent in California) or other events, it could take months to relocate or rebuild, during which time its employees may seek other positions, its research, development and manufacturing would cease or be delayed and its products may be unavailable. Because of the time required to authorize manufacturing in a new facility under federal, state and non-U.S. regulatory requirements, Adagio may not be able to resume production on a timely basis even if it were able to replace production capacity. While Adagio maintains property and business interruption insurance, such insurance has limits and would not cover all damages, including losses caused by earthquakes or losses it may suffer due to its products being replaced by competitors’ products. If Adagio’s facilities become inoperable, the inability to perform its research, development and manufacturing activities, combined with its limited inventory of materials and components and manufactured products, may cause physicians to discontinue using its products or harm its reputation, and it may be unable to re-establish relationships with such physicians in the future. Consequently, a catastrophic event at Adagio’s current facility or any future facilities could have a material adverse effect on its business, financial condition and results of operations.

Adagio uses hazardous chemicals and biological materials in its business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.
Adagio’s research and development processes and manufacturing involve the controlled use of hazardous materials, including select chemicals that may be flammables, toxic or corrosives. It does not currently have research processes involving biohazard materials. Adagio cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. In addition, the products involve the use of a high-powered laser system, which could result in injury. Adagio may be sued for any injury or contamination that results from its use or the use by third parties of these materials. Adagio does not currently maintain separate environmental liability coverage and any such contamination or discharge could result in significant cost to Adagio in penalties, damages and suspension of Adagio’s operations.
Risks Related to New Adagio’s Intellectual Property
If Adagio is unable to obtain and maintain sufficient intellectual property protection for its products and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, competitors could develop and commercialize products similar or identical to Adagio’s products, and Adagio’s ability to successfully commercialize its products may be impaired.
Adagio relies on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect its proprietary products and technologies, all of which provide limited protection and may not adequately protect its rights or permit it to gain or keep any competitive advantage. If Adagio fails to obtain, maintain, protect and enforce its intellectual property, third parties may be able to compete more effectively against it. In addition, Adagio may incur substantial litigation costs in its attempts to maintain, recover, enforce or otherwise restrict the use of its intellectual property.
To the extent Adagio’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, Adagio would be exposed to a greater risk of direct competition. If Adagio’s intellectual property does not provide adequate coverage of its products, its competitive position could be adversely affected, as could its business, financial condition, results of operations and prospects. Both the patent application process and the process of managing patent and other intellectual property disputes can be time-consuming and expensive.
Adagio’s success depends in large part on its and its licensors’ ability to obtain and maintain protection of the intellectual property it may own solely and jointly with, or license from, third parties, particularly patents, in the United States and other countries with respect to its products and technologies. Adagio applies for patents covering its products and technologies and uses thereof, as Adagio deems appropriate. However, obtaining, maintaining, and enforcing patents is costly, time-consuming and complex, and Adagio may fail to apply for patents on important products and technologies in a timely fashion or at all, or it may fail to apply for patents in potentially relevant jurisdictions. Adagio may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and protect any patents that may issue from such patent applications, at a reasonable cost or in a timely manner or in all jurisdictions. It is possible that defects of form in the preparation or filing of Adagio’s patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, assignment, recordation, document formalities, fees, claim scope or requests for patent term adjustments. It is also possible that Adagio will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. If Adagio delays filing a patent application, and a competitor files a patent application on the same or similar invention before Adagio does, or the subject matter otherwise is made public by Adagio or a competitor, Adagio’s ability to secure patent rights may be limited or it may not be able to patent the invention at all. Even if Adagio can patent the invention, it may be able to patent only a limited scope of the invention, and the limited scope may be inadequate to protect its products and technologies, or to block a competitor’s products and technologies that are similar or adjacent. Adagio’s earliest patent filings have been published. A competitor may review its published patents and arrive at the same or similar technology advances for its products as it develops. If the competitor files a patent application on such an advance before Adagio does, then it may no longer be able to protect that aspect of its products and technologies and it may require a license from the competitor, which may not be available on commercially viable terms. Moreover, Adagio may not develop additional proprietary products, methods and technologies that are patentable. It may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced by such third parties in a manner consistent with the best interests of Adagio’s business.

The U.S. law relating to the patentability of certain inventions in the life sciences technology industry is uncertain and rapidly changing, which may adversely impact Adagio’s existing patents or its ability to obtain patents in the future.
Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In the last decade, the U.S. Congress made sweeping changes to patent law in passing the America Invents Act (the “AIA”). These changes include, among others, allowing third-party submission of prior art to the United States Patent and Trademark Office (the “USPTO”) during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The changes brought about by the AIA have not been extensively tested, and therefore increase the uncertainties and costs surrounding the prosecution of Adagio’s patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
Various courts, including the U.S. Supreme Court, have recently rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to Adagio’s technology and commercial goals. Specifically, these decisions have substantially increased the probability that patent claims will be ruled patent ineligible for reciting a natural phenomenon, law of nature or abstract idea. Furthermore, in view of these decisions, since December 2014, the USPTO has published and continues to publish revised guidelines for patent examiners to apply when examining claims for patent eligibility. Patent claims relating to software algorithms, biologically-derived reagents, methods for analyzing biological systems and other subject matters that underlies Adagio technology and commercial goals are impacted by these changes.
Actions taken by the U.S. Congress, federal courts and USPTO have from time to time narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. Similar changes have been made by authorities in other jurisdictions. In addition to increasing uncertainty with regard to Adagio’s ability to obtain patents in the future, such changes create uncertainty with respect to the value of patents, once obtained. Depending on decisions by authorities in various jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on Adagio’s ability to obtain new patents and to defend and enforce its existing patents and patents that it might obtain in the future.
Adagio cannot assure you that its patent portfolio will not be negatively impacted by the current uncertain state of the law, new court rulings or changes in guidance or procedures issued by governments or patent offices around the world. From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability, scope and validity of patents within the life sciences technology and any such changes, or any similar adverse changes in the patent laws of other jurisdictions, could have a negative impact on Adagio’s business, financial condition, prospects and results of operations.
Adagio may not be able to protect its intellectual property rights throughout the world.
Filing, prosecuting, maintaining, and defending patents on Adagio’s products in all countries throughout the world would be prohibitively expensive, and Adagio’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and Adagio and any future licensor may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, Adagio and any future licensor may not be able to prevent third parties from practicing its inventions in some or all countries outside the United States, or from selling or importing products made using Adagio’s or any future licensor’s inventions in and into the United States or other jurisdictions. Competitors and other third parties may be able to use Adagio’s technologies in jurisdictions where Adagio has not obtained patent protection to develop their own products and technologies and may also export infringing products to territories where Adagio has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Adagio’s products. Adagio’s and any future licensor’s patents or other intellectual property rights may not be effective or sufficient to prevent competitors from marketing competing products. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Adagio to stop the misappropriation or other violations of its intellectual property rights including infringement of its patents in such countries. The legal systems in certain countries may also favor state-sponsored companies or companies headquartered in particular jurisdictions over Adagio’s patents and other intellectual property protection. The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that Adagio will not be able to enforce its rights against third parties that misappropriate its proprietary technology in those countries.
Proceedings to enforce Adagio’s or any future licensor’s patent rights in foreign jurisdictions could result in substantial cost and divert Adagio’s efforts and attention from other aspects of its business, could put its and any future licensor’s patents at risk of being invalidated or interpreted narrowly and its and any future licensor’s patent applications at risk of not issuing, and could provoke third parties to assert claims against Adagio. Adagio and any future licensor may not prevail in any lawsuits that it and any future licensor initiates, or that are initiated against it or any future licensor, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect Adagio’s ability to obtain adequate protection for its products, services and other technologies and the enforcement of intellectual property. Accordingly, Adagio’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Adagio develops or licenses. Any of the foregoing events could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
Adagio may become involved in lawsuits to defend against third-party claims of infringement, misappropriation or other violations of intellectual property or to protect or enforce Adagio’s intellectual property, any of which could be expensive, time consuming and unsuccessful, and may prevent or delay its development and commercialization efforts.
Litigation may be necessary for Adagio to enforce its patent and proprietary rights and/or to determine the scope, coverage and validity of others’ proprietary rights. Litigation on these matters has been prevalent in Adagio’s industry and it expects that this will continue. To determine the priority of inventions, Adagio may have to initiate and participate in interference proceedings declared by the U.S. Patent and Trademark Office that could result in substantial legal fees and could substantially affect the scope of Adagio’s patent protection. Also, Adagio’s intellectual property may be subject to significant administrative and litigation proceedings such as invalidity, unenforceability, re-examination and opposition proceedings against Adagio’s patents. The outcome of any litigation or other proceeding is inherently uncertain and might not be favorable to Adagio, and it might not be able to obtain licenses to technology that it requires or a competitor may have already obtained an exclusive license to such technology in some or all fields. Even if such licenses are obtainable, they may not be available at a reasonable cost. Adagio could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect its gross margins. In some cases, the outcome of litigation may be to enjoin Adagio from commercializing a patent protected technology. Adagio could encounter delays in product introductions, or interruptions in product sales, as it develops alternative methods or products.
In addition, if Adagio resorts to legal proceedings to enforce its intellectual property rights or to determine the validity, scope and coverage of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if Adagio were to prevail.
Adagio’s commercial success may depend in part on its non-infringement of the patents or proprietary rights of third parties. Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in the life sciences market and competitors may assert that Adagio’s products infringe their intellectual property rights as part of a business strategy to impede Adagio’s successful entry into those markets. Third parties may assert that Adagio is employing their proprietary technology without authorization.
In addition, Adagio’s competitors and others may have patents or may in the future obtain patents and may claim that use of Adagio’s products infringes these patents. As Adagio moves into new markets and applications for its products, incumbent participants in such markets may assert their patents and other proprietary rights against Adagio as a means of slowing or preventing its entry into such markets, or as a means to extract substantial license and royalty payments from Adagio.

Issued patents covering Adagio’s products could be found invalid or unenforceable if challenged.
Adagio’s owned patents and any future licensed patents and patent applications may be subject to validity, enforceability, inventorship, and priority disputes. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of Adagio’s patents or patent applications may be challenged at a future point in time in litigation, opposition, derivation, reexamination, inter partes review, post-grant review or interference or other similar proceedings. Any successful third-party challenge to Adagio’s patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to Adagio’s business, and which could have a materially adverse effect on its business, financial condition, results of operations and prospects. In addition, if Adagio or any future licensor initiates legal proceedings against a third party to enforce a patent covering Adagio products, the defendant could counterclaim that such patent covering Adagio’s products, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. There are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements for validity/ patentability, including, but not limited to, patentable subject matter, lack of novelty, obviousness, non-enablement or sufficiency of the written description of the invention. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld materially relevant information from the relevant patent office, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation of or amendment to Adagio’s patents in such a way that they no longer cover and protect its products or exclude competing products. With respect to the validity of Adagio’s patents, for example, Adagio cannot be certain that there is no invalidating prior art of which Adagio, any future licensor, Adagio’s patent counsel and the patent examiner were unaware during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant or other third party were to prevail on a legal assertion of invalidity or unenforceability, Adagio would lose at least part, and perhaps all, of the patent protection for its products and technologies, which could have a material adverse effect on its business, financial condition, results of operations and prospects. In addition, if the breadth or strength of protection provided by Adagio’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Adagio to license intellectual property or develop or commercialize current or future products.
Adagio may not be aware of all third-party intellectual property rights potentially relating to its products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. Adagio might not have been the first to make the inventions covered by each of its pending patent applications and it might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, Adagio may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO, or other similar proceedings in non-U.S. jurisdictions, that could result in substantial cost to Adagio and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over Adagio’s patent applications. In addition, changes to the patent laws of the United States in the last decade allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against Adagio’s patents, regardless of the merit of such proceedings and regardless of whether Adagio is successful, it could experience significant costs and its management may be distracted. Any of the foregoing events could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
If Adagio is unable to protect the confidentiality of its trade secrets, the value of its technology could be materially adversely affected and its business could be harmed.
Adagio relies heavily on trade secrets and confidentiality agreements to protect its unpatented know-how, technology and other proprietary information, including parts of the ULTC and PFCA products, and to maintain its competitive position. However, trade secrets and know-how can be difficult to protect. In particular, Adagio anticipates that with respect to its technologies, these trade secrets and know how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel between academic and industry scientific positions.

In addition to pursuing patents on Adagio’s technology, Adagio takes steps to protect its intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with its employees, consultants, academic institutions, corporate partners and, when needed, its advisers. However, Adagio cannot be certain that such agreements have been entered into with all relevant parties, and it cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors or other third parties will not otherwise gain access to Adagio’s trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose Adagio’s proprietary information, including Adagio’s trade secrets, and it may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for Adagio’s trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Adagio may not be able to prevent such unauthorized disclosure, which could adversely impact its ability to establish or maintain a competitive advantage in the market, business, financial condition, results of operations and prospects.
Monitoring unauthorized disclosure is difficult, and Adagio does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. If Adagio was to enforce a claim that a third party had wrongfully obtained and was using Adagio’s trade secrets, it would be expensive and time-consuming, it could distract Adagio’s personnel, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.
Adagio also seeks to preserve the integrity and confidentiality of its confidential proprietary information by maintaining physical security of its premises and physical and electronic security of its information technology systems, but it is possible that these security measures could be breached. If any of Adagio’s confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, Adagio would have no right to prevent such competitor from using that technology or information to compete with Adagio, which could harm Adagio’s competitive position. Competitors or third parties could purchase Adagio’s products and attempt to reverse-engineer or replicate some or all of the competitive advantages Adagio derives from its development efforts, design around its protected technology, develop their own competitive technologies that fall outside the scope of Adagio’s intellectual property rights or independently develop its technologies without reference to Adagio’s trade secrets. If any of Adagio’s trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could materially and adversely affect Adagio’s business, financial condition, results of operations and prospects.
Adagio may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.
Adagio or any future licensor may be subject to claims that former employees, collaborators or other third parties have an interest in Adagio’s patents, trade secrets or other intellectual property. For example, Adagio or any future licensor may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing Adagio’s products. In addition, counterparties to Adagio’s consulting, software development, and other agreements may assert that they have an ownership interest in intellectual property developed under such arrangements. Litigation may be necessary to defend against claims challenging ownership or inventorship of Adagio’s or any future licensor’s ownership of Adagio’s patents, trade secrets or other intellectual property. If Adagio or any future licensor fails in defending any such claims, in addition to paying monetary damages, Adagio may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to its products. In such an event, Adagio may be required to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If Adagio is unable to obtain and maintain such licenses, it may need to cease the development, manufacture or commercialization of its products and technologies. Even if Adagio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain customers or partners may defer engaging with Adagio until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
Adagio may not be able to protect and enforce its trademarks and trade names or build name recognition in its markets of interest thereby harming its competitive position.
The registered or unregistered trademarks or trade names that Adagio owns may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks owned by third parties. Adagio may not be able to protect its rights in these trademarks and trade names, which it needs in order to build name recognition. In addition, third parties may have filed, and may in the future file, for registration of trademarks similar or identical to Adagio’s trademarks, thereby impeding Adagio’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Adagio’s registered or unregistered trademarks or trade names. Further, Adagio may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit Adagio’s ability to use its trade names or trademarks in certain fields of business. Over the long term, if Adagio is unable to establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively, and its business, financial condition, results of operations and prospects may be adversely affected. Adagio’s efforts to enforce or protect its proprietary rights related to trademarks, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing events could have a material adverse effect on Adagio’s business, financial condition and results of operations.
Patent terms may be inadequate to protect Adagio’s competitive position of their products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest effective U.S. non-provisional filing date. While extensions may be available, the life of a patent, and the protection it affords, is limited. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Even if patents covering Adagio’s products are obtained, once the patent life has expired, Adagio may be open to competition from competitive products. If one of Adagio’s products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, Adagio’s portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Adagio’s, which could have a material adverse effect on its business, financial condition and results of operations.
Obtaining and maintaining Adagio’s patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and Adagio’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process, and during the lifetime of the patent. In certain circumstances, Adagio may rely on any future licensor, or third party annuity payment service, to pay these fees due to the U.S. and non-U.S. patent agencies and to take the necessary action to comply with these requirements with respect to any future licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Adagio’s competitors may be able to enter the market without infringing its patents and this circumstance would have a material adverse effect on its business, financial condition, results of operations and prospects.
Adagio may be subject to claims that its employees, consultants, independent contractors or any third parties that have access to Adagio’s confidential information or trade secrets have wrongfully used or disclosed confidential information of third parties or that its employees have wrongfully used or disclosed trade secrets of their former employers.
Adagio has employed and expects to employ individuals who were previously employed at universities or other companies, including, for example, Adagio’s competitors or potential competitors. Although Adagio tries to ensure that its employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for Adagio, it may be subject to claims that its employees, advisors, consultants or independent contractors have inadvertently or otherwise misappropriated, used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that Adagio have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If Adagio fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights and face increased competition to its business. Any such litigation or the threat thereof may adversely affect Adagio’s ability to hire employees or contract with advisors, contractors and consultants. A loss of key research personnel work product could hamper or prevent Adagio’s ability to commercialize potential products, which could harm its business. Even if Adagio is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. This type of litigation or proceeding could substantially increase Adagio’s operating losses and reduce its resources available for development activities. Some of Adagio’s competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than Adagio can because of their substantially greater financial resources.
In addition, while it is Adagio’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Adagio, Adagio may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Adagio regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Adagio may be forced to bring claims against third parties, or defend claims that they may bring against Adagio, to determine the ownership of what Adagio regards as its intellectual property. Furthermore, individuals executing agreements with Adagio may have pre-existing or competing obligations to a third party, such as an academic institution, and thus an agreement with Adagio may be ineffective in perfecting ownership of inventions developed by that individual, which could have a material adverse effect on Adagio’s business, financial condition, results of operations, and prospects.
Furthermore, Adagio or any future licensor may in the future be subject to claims by former or current employees, consultants or other third parties asserting an ownership right or inventorship in Adagio’s owned, or any future licensed, patents or patent applications. An adverse determination in any such proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Adagio’s ability to stop others from using or commercializing similar technology, without payment to Adagio, or could limit the duration of the patent protection covering Adagio’s technology and products. Such challenges may also result in Adagio’s inability to develop, manufacture or commercialize its products without infringing third-party patent rights. Any of the foregoing could harm Adagio’s business, financial condition, results of operations and prospects.
If Adagio cannot license rights to use technologies on reasonable terms, it may not be able to commercialize new products in the future.
Adagio may identify third-party technology that it may need to license or acquire in order to develop or commercialize its products or technologies, including the ULTC and PFCA products. However, Adagio may be unable to secure such licenses or acquisitions. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Adagio may consider attractive or necessary. These established companies may have a competitive advantage over Adagio due to their size, capital resources, or greater development and commercialization capabilities. In addition, companies that perceive Adagio to be a competitor may be unwilling to assign or license rights to Adagio.
Adagio also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all. In return for the use of a third party’s technology, Adagio may agree to pay the licensor royalties based on sales of Adagio’s products or services. Royalties are a component of cost of products or technologies and would affect the margins on Adagio’s products. Adagio may also need to negotiate licenses to patents or patent applications before or after introducing a commercial product. Adagio may not be able to obtain necessary licenses to patents or patent applications, and its business may suffer if it is unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensor fails to abide by the terms of the license or fails to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable.

Adagio’s use of open source software and failure to comply with the terms of the underlying open source software licenses could impose limitations on its ability to commercialize its products and provide third parties access to its proprietary software.
Adagio’s products utilize open source software that contain modules licensed for use from third-party authors under open source licenses. In particular, some software may be provided under license arrangements that allow use of the software for research or other noncommercial purposes. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source software licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source software licenses contain requirements that the licensee make its source code publicly available if the licensee creates modifications or derivative works using the open source software, depending on the type of open source software the licensee uses and how the licensee uses it. If Adagio combines its proprietary software with open source software in a certain manner, Adagio could, under certain open source software licenses, be required to release the source code of its proprietary software to the public for free. This would allow Adagio’s competitors and other third parties to create similar products with less development effort and time and ultimately could result in a loss of Adagio’s product sales and revenue, which could have a materially adverse effect on Adagio’s business, financial condition, results of operations and prospects. In addition, some companies that use third-party open source software have faced claims challenging their use of such open source software and their compliance with the terms of the applicable open source license. Adagio may be subject to suits by third parties claiming ownership of what Adagio believes to be open source software, or claiming non-compliance with the applicable open source licensing terms. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise Adagio’s technology platform and systems.
Although Adagio reviews and monitors its use of open source software to avoid subjecting its proprietary software to conditions Adagio does not intend, the terms of many open source software licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Adagio’s ability to commercialize its products and proprietary software. Moreover, Adagio cannot assure investors that its processes for monitoring and controlling its use of open source software in its products will be effective. If Adagio is held to have breached the terms of an open source software license, Adagio could be subject to damages, required to seek licenses from third parties to continue offering its products on terms that are not economically feasible, to re-engineer its products, to discontinue the sale of its products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, its proprietary code, any of which could adversely affect Adagio’s business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by Adagio’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Adagio’s business or permit it to maintain its competitive advantage. For example:
•
others may be able to make products that are similar to products and technologies Adagio may develop or may be able to utilize similar technologies that are not covered by the claims of the patents that Adagio owns or licenses now or in the future;

•	Adagio, or any future licensor(s), might not have been the first to make the inventions covered by the issued patent or pending patent application that Adagio owns, licenses or may own in the future;
•	Adagio, or any future licensor(s), might not have been the first to file patent applications covering certain of Adagio’s or their inventions;
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others may independently develop similar or alternative technologies or duplicate any of Adagio’s technologies without infringing, misappropriating or otherwise violating Adagio’s owned or future licensed intellectual property rights;

•	it is possible that Adagio’s pending patent applications or those that it may license or own in the future will not lead to issued patents;
•	issued patents that Adagio holds rights to may be held invalid or unenforceable, including as a result of legal challenges by Adagio’s competitors;

•
Adagio’s competitors might conduct research and development activities in countries where Adagio does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Adagio’s major commercial markets;

•	Adagio may not develop additional proprietary technologies that are patentable;
•	the patents of others may harm Adagio’s business; and
•	Adagio may choose not to file a patent for certain trade secrets or know-how, and a third party may independently derive, use, commercialize, publish or patent such intellectual property.
Should any of these events occur, they could materially adversely affect Adagio’s business, financial condition, results of operations and prospects.
Risks Related to Regulatory and Legal Compliance Matters
Adagio expects to incur substantial expenses in its pursuit of regulatory clearances and approvals for tis products in the United States and can provide no assurances that it will obtain the necessary approvals from the FDA to market its products in the United States.
The United States is a key market for commercialization of Adagio’s products. Before Adagio can market its products in the United States, it must conduct and successfully complete extensive clinical trials and then receive 501(k) clearance or Premarket Approval (“PMA”) from the FDA. The time required to obtain approval by the FDA and comparable non-U.S. regulatory authorities may be unpredictable and depends upon numerous factors, including the substantial discretion of such regulatory authorities. In addition, policies, regulations or the type and amount of preclinical and clinical data necessary to gain clearance or approval may change during the course of a product’s life-cycle. Adagio is required to undertake and complete certain studies to generate data required to support submissions to the FDA and certain other regulatory authorities, which studies may require additional capital and time. The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:
•	Adagio’s inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that its products are safe and effective for their intended uses;
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the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of Adagio’s clinical trials or the interpretation of data from preclinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in Adagio’s clinical trials;
•	the data from Adagio’s preclinical studies and clinical trials may be insufficient to support clearance or approval, where required;
•	Adagio’s inability to demonstrate that the clinical and other benefits of the product outweigh the risks;
•	the manufacturing process, facilities, or third-party manufacturers or suppliers Adagio uses may not meet applicable requirements;
•	inadequate compliance with preclinical, clinical or other regulations by Adagio, its clinical investigators, or clinical trial service provides (e.g., contract research organizations); and
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the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering Adagio’s clinical data or regulatory filings insufficient for clearance or approval.

It is possible that none of Adagio’s products or any products it may seek to develop in the future will ever be cleared or approved by the FDA. Any delays in, or failure to receive or maintain, clearance or approval for its products could prevent Adagio from generating revenue from these products or achieve profitability. Furthermore, even if Adagio were to obtain 501(k) clearance or PMA approval for its products, neither clearance nor approval by the FDA nor Adagio’s existing CE Marks ensures approval by regulatory authorities in other countries or jurisdictions that it may target for commercialization of the iCLAS or vCLASsystems, and approval by one regulatory authority does not ensure approval by regulatory authorities in other countries or clearance or approval by the FDA. If Adagio does not receive or maintain regulatory clearances or approvals for its products in the United States and other jurisdictions that it targets for commercialization of its products, Adagio will not be able to successfully commercialize its products, which could substantially impair Adagio’s ability to generate revenues and materially harm its business, financial condition and results of operations.

Adagio may be subject to enforcement action if Adagio engages in improper or off-label marketing or promotion of its products, including significant legal liability, fines, penalties, and injunctions, which could materially and adversely affect its business, financial condition and results of operations.
Adagio is not permitted to promote or market its products in the United States until FDA clearance or approval is obtained. After clearance or approval, its promotional materials and user training methods must comply with the requirements of the FDA and other applicable laws and regulations, including the prohibition of the promotion of unapproved, or “off-label,” uses. Practitioners may use Adagio products off-label, as the FDA does not restrict or regulate a practitioner’s choice of treatment within the practice of medicine. However, if the FDA determines that Adagio’s promotional materials or training constitutes promotion of an off-label use, it could request that Adagio modify its training or promotional materials or subject Adagio to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine, or criminal prosecution. Other federal, state, or foreign enforcement authorities, including the U.S. Department of Justice, might also take action if they consider Adagio’s promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, Adagio’s reputation could be damaged, which may lead to reduced or non-acceptance of its proposed product candidates by the market. In addition, the off-label use of Adagio’s products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert the attention of Adagio’s management, result in substantial damage awards against Adagio, and harm its reputation.
Adverse findings in post-marketing vigilance or regulatory audits could subject Adagio to suspension or withdrawal of its certificates of conformity, mandatory product recalls and significant legal liability, which could materially and adversely affect its business, financial condition and results of operations.
In May 2020, Adagio received an EC certificate of conformity from its notified body (a private organization designated by the competent authorities of the EEA, to conduct conformity assessments and verify the conformity of manufacturers and their medical devices with the Essential Requirements of the EU Medical Devices Directive and the EU Medical Devices Regulation) for its Cryoablation Console, iCLAS Cryoablation Catheter, Shaped Stylets, and Esophageal Warming Balloon Catheter allowing the CE Mark to be affixed to such products permitting such products to be placed on the market within any state in the EEA and, through mutual recognition agreements, Switzerland (subject to certain localized registration and language requirements). Manufacturers of medical devices in the EEA are required to implement post-marketing vigilance procedures with respect to their CE Marked medical devices in accordance with the rules governing the Medical Device Vigilance System provided for in European Commission’s MEDDEV 12.12/1. Such post-marketing vigilance procedures include surveillance of patient and user complaints and alleged incidents associated with the use of CE Marked medical devices. MEDDEV 12.12/1 defines incidents as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health. When a medical device is suspected to be a contributory cause of an incident that led or might have led to death of or the serious deterioration of the health of a patient, or user or of other person, its manufacturer or authorized representative in the EU must report it to the competent authority in whose territory the incident occurred. Incidents must be reported as soon as possible, and in some cases immediately, after the manufacturer becomes aware of the incident. In addition to reporting the incident, the manufacturer must investigate the incident and take any corrective action required, including Field Safety Corrective Actions (“FSCAs”). The manufacturer’s investigation is monitored by the competent authority, which may intervene, or initiate an independent investigation if considered appropriate. The required corrective action depends on the seriousness of the incident and varies from the issuance of advisory notices to the implementation of product recalls. FSCAs must be reported by the manufacturer or its authorized representative to the competent authorities of the countries affected by the FSCA. Customers and/or the end users of the medical device must also be notified. Incidents not requiring notification to the competent authorities must be documented, reviewed, investigated and analyzed on a regular basis by the manufacturer to determine whether trending conclusions can be made concerning the safety or performance of the medical device and whether actions must be taken in relation to the continued marketing of medical devices currently on the market.
In May 2022, for example, Adagio submitted a FSCA to the competent authorities relating to a serious adverse event that occurred during the US pivotal clinical study of the CE marked iCLAS™ Cryoablation Catheter. The clinical study was subsequently put on a voluntary hold during the investigation of the incident, even though the iCLAS™ Cryoablation Catheter remained commercially available in the EU during such investigation. The procedure was performed with a guiding sheath that Adagio had not authorized for use with the Adagio iCLAS™

Cryoablation Catheter in the study. After the catheter successfully completed 20 freeze cycles, it was removed from the patient for post-mapping and was subsequently re-inserted into the patient without completing the functional test freeze. After re-insertion, the freeze application was initiated followed by the receipt of a console alert of a system error. The patient’s heart rate declined rapidly and the presence of nitrogen in the left atrium was confirmed with intracardiac echocardiography. The patient subsequently died. After investigation, it was determined that the guiding sheath was damaged and therefore, severely compromised the Adagio iCLAS™ Cryoablation Catheter. During catheter removal, the force applied to retract the Adagio iCLAS™ Cryoablation Catheter caused its electrode band to cut into its freezing element and sever the two layers of high-pressure tubes containing the cryogen. This resulted in an external gas leak into the patient leading to air/gas embolism and death. The FSCA reported to the competent authorities described the corrective actions implemented by Adagio, and the competent authorities accepted the corrective actions. The patient’s death was also reported to the FDA.
Adagio expects to incur ongoing costs to comply with these post-market vigilance obligations in EEA markets for so long as Adagio continues to market and sell products in those markets. Moreover, any patient or user complaints and/or adverse events discovered during such post-market vigilance could subject Adagio to suspension or withdrawal of its EC certificates of conformity or CE Mark, mandatory product recalls and significant legal liability, which would materially and adversely affect its business, financial condition and results of operation. In addition, a notified body or competent authority in an EEA country may perform post-marketing audits on Adagio’s products and premises from time to time. Failure to comply with such requests in a timely manner, and any adverse findings in any such audit, could subject Adagio to suspension or withdrawal of its EC certificates of conformity or CE Mark, mandatory product recalls and significant legal liability, which could materially and adversely affect its business, financial condition and results of operations.
Adagio may be subject to enforcement action if Adagio engages in marketing of its products pursuant to improper regulatory classifications in the EU, including suspension or withdrawal of its certificates of conformity, mandatory product recalls and significant legal liability, fines, penalties, and injunctions, which could materially and adversely affect its business, financial condition and results of operations.
To place a medical device on the market in the EU, a manufacturer must have a valid CE mark for the device, issued after the completion of a conformity assessment. For class I, II, or III medical devices, a third-party notified body must be involved in the conformity assessment procedure and issue an EC Certificate. For Class I devices, the manufacturer conducts its own conformity assessment and self-certifies the devices; the notified body is not involved. The components of the iCLAS ULTC system as placed on the market in the EU are individually classified and fall into different classifications. If an EU competent authority determines that an Adagio medical device is marketed under improper classification and/or improper or invalid EC Certificate, the authority may initiate enforcement action, such as ordering Adagio to recall and withdraw the respective medical device from the market and/or pursue criminal penalties under national member state law.
Adagio is currently subject to, and may in the future become subject to additional, U.S. federal and state laws and regulations imposing obligations on how it collects, stores and processes personal information. Adagio’s actual or perceived failure to comply with such obligations could harm its business. Ensuring compliance with such laws could also impair Adagio’s efforts to maintain and expand its future customer base, and thereby decrease its revenue.
In the ordinary course of Adagio’s business, it currently, and, in the future, will, collect, store, transfer, use or process sensitive data, including personally identifiable information of employees, and intellectual property and proprietary business information owned or controlled by Adagio and other parties. The secure processing, storage, maintenance, and transmission of this critical information are vital to Adagio’s operations and business strategy. Adagio is, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which it operates. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to Adagio’s business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. It is possible that these consumer, health-related and data protection laws may be interpreted and applied in a manner that is inconsistent with Adagio’s practices. If so, this could result in government-imposed fines or orders requiring that Adagio changes its practices, which could adversely affect its business. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which Adagio would become subject if it is enacted.
Furthermore, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and Adagio’s contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Although Adagio takes measures to protect sensitive data from unauthorized access, use or disclosure, Adagio’s information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breaches due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise Adagio’s networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, such as the HIPAA, the Health Information Technology for Economic and Clinical Health Act (HITECH), and regulatory penalties. Notice of breaches must be made to affected individuals, the Secretary of the Department of Health and Human Services, and for extensive breaches, notice may need to be made to the media or State Attorneys General. Such a notice could harm Adagio’s reputation and its ability to compete.
Adagio is in the process of evaluating compliance needs but does not currently have in place formal policies and procedures related to the storage, collection and processing of information, and has not conducted any internal or external data privacy audits, to ensure Adagio’s compliance with all applicable data protection laws and regulations. Additionally, Adagio does not currently have policies and procedures in place for assessing its third-party vendors’ compliance with applicable data protection laws and regulations. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require Adagio to modify its data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects. Any failure or perceived failure by Adagio or its third-party vendors, collaborators, contractors and consultants to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security, or could result in damage to Adagio’s reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject Adagio to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.

Adagio is or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, and non-compliance with such laws can subject it to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its reputation, business, financial condition and results of operations.
Adagio is or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, which prohibit corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.
This includes the FCPA, which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Adagio is also subject to the UK Anti-Bribery Act, which prohibits both domestic and international bribery, as well as bribery across both public and private sectors.
As Adagio expands its commercial operations outside of the United States, Adagio will need to comply with non-U.S. regulatory requirements, will need to expand business relationships with various third parties, and will interact more frequently with foreign officials, including regulatory authorities. Expanded programs to maintain compliance with such laws will be costly and may not be effective. Any interactions with any such parties or individuals where compensation is provided that are found to be in violation of such laws could result in substantial fines and penalties and could materially harm Adagio’s business. Furthermore, any finding of a violation under one country’s laws may increase the likelihood that Adagio will be prosecuted and be found to have violated another country’s laws. If Adagio’s business practices outside the United States are found to be in violation of the FCPA, UK Anti-Bribery Act or other similar laws, Adagio may be subject to significant civil and criminal penalties which could have a material adverse effect on Adagio’s financial condition and results of operations.
If Adagio expands its developments and commercialization activities outside of the United States, it will be subject to an increased risk of inadvertently conducting activities in a manner that violates the FCPA and similar laws. If that occurs, Adagio may be subject to civil or criminal penalties, which could have a material adverse effect on its business, financial condition, results of operations and growth prospects.
If Adagio chooses to establish and expand its commercial operations outside of the United States, it will need to comply with non-U.S. regulatory requirements, will need to establish and expand business relationships with various third parties, and it will interact more frequently with foreign officials, including regulatory authorities. Expanded programs to maintain compliance with such laws will be costly and may not be effective. Any interactions with any such parties or individuals where compensation is provided that are found to be in violation of such laws could result in substantial fines and penalties and could materially harm Adagios’ business. Furthermore, any finding of a violation under one country’s laws may increase the likelihood that Adagio will be prosecuted and be found to have violated another country’s laws. If Adagio’s business practices outside the United States are found to be in violation of the FCPA or other similar laws, Adagio may be subject to significant civil and criminal penalties, which could have a material adverse effect on Adagio’s financial condition and results of operations.
Adagio’s employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Adagio is exposed to the risk that its employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with applicable FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Adagio’s reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions Adagio takes to detect and prevent such misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting Adagio from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Adagio, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Adagio’s business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of Adagio’s operations. If any of the physicians or other health care providers or entities with whom Adagio expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded health care programs.
Risks Related to Litigation and Regulation
Adagio is subject to extensive laws and regulations of the United States and foreign regulatory agencies that could impose substantial costs, legal prohibitions and restrictions, or unfavorable changes upon its operations, and any failure to comply with these laws and regulations, including as they evolve, could delay or entirely prevent the commercialization of its products or result in litigation and substantially harm Adagio’s business and results of operations.
Adagio is and will be subject to environmental, manufacturing, and health and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, expanding and maintaining its facilities. Any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of Adagio’s operations. The costs of compliance, including remediating contamination, if any, is found on Adagio’s properties, or any related changes to Adagio’s operations, may be significant. Adagio may also face unexpected delays in obtaining permits and approvals required by such laws in connection with its manufacturing facilities, which would hinder its ability to commence or continue its commercial manufacturing operations. Such costs and delays may adversely impact Adagio’s business prospects and results of operations.
In addition, the medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies and authorities, such as the EU legislative bodies and the EEA Member State Competent Authorities. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development, manufacturing and release; laboratory, preclinical and clinical testing; labeling, packaging, content and language of instructions for use and storage; product safety and effectiveness; establishment registration and device listing; marketing, sales and distribution; regulatory authorization, including but not limited to pre-market clearance and approval; service operations; product traceability and record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export. Any failures to comply with applicable laws, regulations and standards could result in significant expenses, delays, fines, or other sanctions. The laws and regulations to which Adagio is subject are complex and change from time to time. Legal or regulatory changes, and FDA’s interpretation of regulations and guidances, could result in restrictions on Adagio’s ability to carry on or expand its operations, higher than anticipated costs or lower than anticipated sales. The FDA and foreign regulatory agencies enforce these regulatory requirements through, among other means, periodic announced and unannounced inspections. Adagio does not know whether it will be found compliant in connection with any future FDA inspections. Failure to comply with applicable regulations could jeopardize Adagio’s ability to sell its products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of its products; and in the most serious cases, criminal penalties. Regulatory enforcement or inquiries, or other increased scrutiny of Adagio, could dissuade physicians from using its products and adversely affect its reputation and the perceived safety and effectiveness of its products.
Adagio also expects to become subject to laws and regulations applicable to the supply, manufacture, import, sale, and service of Adagio products, including in those countries and markets it intends to enter in the future. Compliance with such regulations will require additional time, effort and expense to ensure regulatory compliance in those countries. There can be no assurance that Adagio will be able to achieve foreign regulatory compliance in a timely manner and at its expected cost, or at all, and the costs of achieving international regulatory compliance or the failure to achieve international regulatory compliance could harm Adagio’s business, prospects, results of operations and financial condition.
Adagio is subject to risks relating to disputes and other legal proceedings, product liability lawsuits, that may be time consuming and costly.
Adagio’s business exposes it to the risk of product liability claims that are inherent in the design, development, testing, manufacture and marketing of medical devices. This risk exists even if a device or product is cleared or approved for commercial sale or testing by FDA or other foreign regulators and manufactured in facilities registered with and regulated by FDA or an applicable foreign regulatory authority. Any manufacturing or design defects, misuse (including, but not limited to, inadequate sterilization or product cooling) by trained medical professionals or others, or abuse associated with Adagio’s products could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and Adagio cannot offer any assurance that it will not face product liability suits.
In addition, an injury that is caused by the activities of Adagio’s suppliers, such as those who provide it with components and raw materials, or hired medical professional field specialists, such as third party hospitals and medical professionals carrying out field tests, may be the basis for a claim against Adagio. Product liability or wrongful death claims may be brought against Adagio by patients, health care providers or others coming into contact with, or providing services using, Adagio’s products. If Adagio cannot successfully defend itself against these or similar claims, or if Adagio or its suppliers have inadequate product liability insurance, Adagio may incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:
•	impairment of Adagio’s brand and/or business reputation;
•	costly litigation;
•	distraction of management’s attention from Adagio’s primary business;
•	loss of revenue;
•	the inability to commercialize Adagio’s products;
•	decreased demand for Adagio’s products;
•	product recall or withdrawal from the market;
•	withdrawal of clinical trial participants; and
•	substantial monetary awards to patients or other claimants.
While Adagio may attempt to manage its product liability exposure and other related legal liabilities by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of Adagio’s products may delay the supply of those products to its customers and may impact its reputation. Adagio can provide no assurance that it will be successful in initiating appropriate recall or market withdrawal efforts, or adequate medical training regarding the use of its devices, that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions or wrongful use and the accompanying product liability that may result. Any such recalls and market withdrawals may also be used by Adagio’s competitors to harm its reputation for safety or be perceived by patients as a safety risk when considering the use of Adagio’s products, either of which could have an adverse effect on Adagio’s business, financial condition and results of operations.
Adagio’s lack of a trade compliance program leaves certain regulatory trade risk inherent in international business unmitigated. If Adagio fails to comply with applicable international trade and sanctions regulations, Adagio may become subject to regulatory investigations, penalties, and fines. A trade compliance program including a screening process for customers, independent contractors, and other third parties would help avoid violations, and if a violation occurred, having a trade compliance program is often a mitigating factor in determining penalties.
Adagio has business activities and contracts with customers, independent contractors, vendors/suppliers, or other third parties in North America and internationally. However, Adagio does not have any policies related to trade controls, including export and import controls, economic sanctions, anti-boycott requirements, and regulations, or anti-bribery and anti-corruption laws. Adagio also does not have any dedicated international trade or sanctions compliance personnel or process for monitoring compliance with the international trade-related legal and regulatory obligations.
Risks Related to Financing Transactions
Adagio is subject to financing risks. There are no guarantees that Adagio can meet its financing needs for its operations and future investments at a reasonable cost or at all.
Adagio’s ability to generate cash is essential for the funding of its operations and the servicing of its debt. If existing cash balances together with the borrowing capacity under Adagio’s credit facilities were not sufficient to make future investments, make acquisitions or provide needed working capital, Adagio may require financing from other sources. Adagio’s ability to obtain such additional financing (including any Additional Financing) in the future will depend on a number of factors including prevailing capital market conditions, conditions in the industries in which it operates, its credit rating, its operating results and creditworthiness, and the purpose for such financing. These factors may affect Adagio’s ability to arrange additional financing (including any Additional Financing) on terms that are acceptable to it. If additional funds are not available on acceptable terms, Adagio may not be able to make future investments, take advantage of acquisitions or pursue other opportunities.
There are risks associated with the New Adagio Convertible Notes that could adversely affect our business and financial condition.
Immediately following the Closing, New Adagio is expected to have $20,000,000 of outstanding indebtedness under the New Adagio Convertible Notes, which will have a maturity of three years and nine months following the Closing Date. New Adagio will pay interest of 13% per annum, either, at New Adagio’s election, payable-in-kind (in which case, such interest will accrue and remain unpaid until maturity ([•]) or in cash. Further, the New Adagio Convertible Notes will convert into shares of New Adagio Common Stock at a rate of $10.00 per share, each subject to adjustment in accordance with the terms of the New Adagio Convertible Notes.
The New Adagio Convertible Notes provide for certain customary events of default, including, among others, payment defaults (subject to customary grace for interest and fees), voluntary or involuntary bankruptcy, material misrepresentations, covenants breaches (subject to grace in certain instances), material judgements and material cross-defaults to other indebtedness. The New Adagio Convertible Notes also include certain customary affirmative and negative covenants, including, among others, limitations on incurring additional indebtedness, the creation of additional liens on our assets, and entering into investments, in each case subject to customary exceptions, as well as a minimum liquidity requirement and an asset sale mandatory prepayment requirement, subject to customary reinvestment rights. In addition, a Change of Control, as defined in the New Adagio Convertible Notes to include, among others, certain mergers, asset sales, tender offers, business combinations and reorganizations, gives the holders of the New Adagio Convertible the right to redeem the outstanding indebtedness in cash.
New Adagio’s ability to remain in compliance with the covenants under the New Adagio Convertible Notes depends on, among other things, New Adagio’s operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors, many of which New Adagio is not able to control. The New Adagio Convertible Notes could have other important consequences, including the following:
•
The limitations imposed by the New Adagio Convertible Notes on its ability to incur additional debt and to take other actions might significantly impair New Adagio’s ability to obtain other financing. This could have serious consequences to New Adagio’s financial condition and results of operations and could cause New Adagio to become bankrupt or insolvent;

•
New Adagio may need to use a substantial portion of its cash flow from operations to repay the principal and accrued and unpaid interest on the New Adagio Convertible Notes if an event of default occurs prior to maturity, which would reduce funds available to New Adagio to fund its business plan and other general corporate purposes;

•
New Adagio may be unable to refinance the New Adagio Convertible Notes (at all or on terms that are satisfactory) or to otherwise repay the New Adagio Convertible Notes at maturity, including any unpaid and accrued interest therein, and New Adagio may be unable to obtain additional financing for its business plan, working capital, capital expenditures, acquisitions or general corporate purposes. Any refinancing of the New Adagio Convertible Note could be at significantly higher interest rates, incur significant transaction fees or include more restrictive covenants;
•
New Adagio may be unable to comply with the covenants in the New Adagio Convertible Notes due to business developments or financial market conditions, which could result in an event of default that, if not cured or waived, gives the holders of the New Adagio Convertible Notes the right to accelerate the New Adagio Convertible Notes or otherwise exercise any other remedies available to them under applicable law. Among those remedies, the holders would have the right to seize any assets of New Adagio pledged to the holders of the New Adagio Convertible Notes and/or to convert the Anew Adagio Convertible Notes into shares of New Adagio Common Stock. An event of default could cause a significant decline in the value of the shares of New Adagio Common Stock and may force New Adagio into bankruptcy or liquidation;

•
The conversion of the New Adagio Convertible Notes into shares of New Adagio Common Stock could result in significant dilution to New Adagio’s existing stockholders and cause the market price of the New Adagio Common Stock to decline; and

•	New Adagio may be more vulnerable to an economic downturn or recession and adverse developments in its business given its lack of revenues as a development stage company.
There can be no assurance that New Adagio will be able to manage any of the risks described above successfully. Further, capital and credit markets, which have been disrupted by macroeconomic pressures, have experienced increased volatility. As a result, access to additional financing may be challenging and is largely dependent upon evolving market conditions and other factors, which could materially impact New Adagio’s business, results of operations, financial condition and prospects.
Adagio is subject to risks relating to increased interest rates and any adverse developments in the credit markets.
Adverse developments in the credit markets, including reduced liquidity or rising interest rates, could reduce the availability of funding for Adagio’s projects. Volatility in the credit and equity markets could reduce Adagio’s ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact Adagio’s short-term and long-term liquidity and its ability to operate in accordance with its operating plan, or at all, or its ability to fund its growth. Additionally, Adagio’s results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to Adagio’s business, including weakened demand for its products and technologies, and its ability to raise additional capital when needed on favorable terms, if at all. In addition, increased interest rates could strain Adagio’s customers’ budgets or cause delays in their payments to Adagio. Any of the foregoing could harm Adagio’s business, and Adagio cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its ability to raise capital, business, results of operations and financial condition.
Risks Related to Tax
Adagio’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.
Adagio has incurred net operating losses during its history that have yet to be utilized. To the extent that Adagio continues to generate net operating losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all (depending on the tax year in which such losses were incurred). Under Sections 382 and 383 of the Code, U.S. federal income tax net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of Adagio. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of the company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The ability of Adagio and/or the U.S. federal consolidated group of which Adagio is a member following the Business Combination to utilize net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Business Combination or other transactions. Similar rules may apply under state tax laws. Adagio has not yet determined the amount of the cumulative change in its ownership resulting from the Business Combination or other transactions, or any resulting limitations on its ability to utilize its net operating loss carryforwards and other tax attributes. If Adagio (or the consolidated group of which Adagio is a member) earns taxable income, such limitations could result in increased future income tax liability to Adagio and its future cash flows could be adversely affected.
A new 1% U.S. federal excise tax could be imposed on New Adagio in connection with redemptions by New Adagio of its stock.
On August 16, 2022, the Inflation Reduction Act (the “IRA”) was signed into U.S. federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax applies only to repurchases that occur after December 31, 2022.
Because New Adagio will be a Delaware corporation and its securities will trade on Nasdaq after the Business Combination, New Adagio will be a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has authority to provide excise tax regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including the rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change.
Any redemptions by New Adagio that occur after the Business Combination may be subject to the excise tax. Whether and to what extent New Adagio would be subject to the excise tax on a redemption of its stock would depend on a number of factors, including the content of forthcoming regulations and other guidance from the U.S. Department of the Treasury. As noted above, the excise tax would be payable by New Adagio, and not by the redeeming holder, and no guidance on the mechanics of any required reporting and payment of the excise tax on which taxpayers may rely have been issued to date.
Unanticipated tax laws or any changes in tax rates or in the application of the existing tax laws to Adagio may adversely impact its results of operations.
Adagio operates and is subject to income and other taxes in the United States and a growing number of other jurisdictions throughout the world. Existing domestic and foreign tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to Adagio (possibly with retroactive effect), which could require it to pay additional tax amounts, fines or penalties, surcharges, and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Existing tax laws, statutes, rules, regulations, or ordinances could also be interpreted, changed, modified, or applied adversely to Adagio’s customers (possibly with retroactive effect) and, if its customers are required to pay additional surcharges, it could adversely affect demand for its products. Furthermore, changes to federal, state, local, or international tax laws on income, sales, use, import/export, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations continue to be considered by the United States and other countries where Adagio currently operates or plans to operate. These contemplated tax initiatives, if finalized and adopted by countries or subnational jurisdictions, and the other tax issues described above may materially and adversely impact Adagio’s operating activities, effective tax rate, deferred tax assets, operating income, and cash flows.
Risks Related to the Business Combination and ARYA
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “ARYA,” “we,” “us,” “our” and other similar terms refer to ARYA Acquisition Corp IV prior to the Business Combination and to New Adagio and its subsidiaries following the Closing.

Our Sponsor and our initial shareholders have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.
Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by our Public Shareholders in connection with an initial business combination, our Sponsor and each other initial shareholder, pursuant to the Sponsor Letter Agreement, has agreed, among other things, to vote all of their Class A ordinary shares and Class B ordinary shares in favor of all the proposals being presented at the General Meeting, including the Business Combination Proposal and the transactions contemplated thereby. As of the date of this proxy statement/prospectus, our initial shareholders own approximately 53.4% of the issued and outstanding ordinary shares.
ARYA has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect ARYA’s ability to report its results of operations and financial condition accurately and in a timely manner.
ARYA’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. ARYA’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of ARYA’s internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of ARYA’s annual or interim financial statements will not be prevented or detected on a timely basis.
We have identified a material weakness in our internal control over financial reporting in connection with the preparation of our Annual Report on Form 10-K for the year ended December 31, 2022. As a result of this material weakness, ARYA’s management has concluded that ARYA’s internal control over financial reporting was not effective as of September 30, 2023. Specifically, the Company’s management has concluded that our control around the interpretation and accounting for extinguishment of a significant contingent obligation in connection with a waiver from one of its underwriters, pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial business combination (the “Waiver”) was not effectively designed or maintained. Historically, the Company had recognized a liability upon closing of its Initial Public Offering in March 2021 for a portion of the deferred underwriting commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the Initial Public Offering. In its previously issued unaudited condensed financial statements as of and for the period ended September 30, 2022, the Company recognized the Waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations. Upon subsequent review and analysis, management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to shareholders’ deficit.
We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.
We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.
As a result of the material weakness in ARYA’s internal controls over financial reporting, the restatement described above (see “–ARYA has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect ARYA’s ability to report its results of operations and financial condition accurately and in a timely manner”) and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weakness in ARYA’s internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, ARYA has no knowledge of any such litigation or dispute arising due to restatement or material weakness of ARYA’s internal controls over financial reporting. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete a business combination.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
As of September 30, 2023, ARYA had approximately $13,808 in its operating bank account and working capital deficit of approximately $9.1 million. Further, we have incurred and expect to continue to incur significant costs in pursuit of our finance and acquisition plans, including the consummation of the Business Combination. We cannot assure you that our plans to raise additional capital or to consummate the Business Combination or another initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.
Since the initial shareholders, including ARYA’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Adagio is appropriate as our initial business combination. Such interests include that the Sponsor, as well as our executive officers and directors, will lose their entire investment in us if our business combination is not completed.
When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include that our initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the initial shareholders will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ARYA. Further, the personal and financial interests of the Sponsor, the Perceptive PIPE Investor, which is an investor in Adagio prior to the consummation of the Business Combination, as well as ARYA’s executive officers and directors may have influenced their motivation in identifying and selecting Adagio as a business combination target and completing the Business Combination with Adagio and influencing the operation of the business following the Business Combination. In considering the recommendations of the ARYA Board to vote for the proposals, ARYA shareholders should consider these interests as well as, among other things, the interests described below:
•
the fact that the initial shareholders, including the Sponsor and certain of ARYA’s officers and directors (including those that are members of the Sponsor), have invested in ARYA an aggregate of $5,015,000, comprised of the $25,000 purchase price for 3,737,500 Class B ordinary shares and the $4,990,000 purchase price for 499,000 Private Placement Shares. Subsequent to the initial purchase of the Class B ordinary shares by the Sponsor, the Sponsor transferred to each of the three independent directors 30,000 Class B ordinary shares for $0.007 per share. Such shares will have a significant higher value at the time of the Business Combination or be worthless if the Business Combination is not consummated and ARYA is liquidated. Further, in connection with the PIPE Financing, the Sponsor will forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be re-issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and will subject 1,147,500 shares of New Adagio Common Stock Share to Trigger Price Vesting, as further described in this proxy statement/prospectus. Assuming a trading price of $[•] per share of New Adagio Common Stock (based upon the closing price of the Class A ordinary shares on the Nasdaq Capital Market on [•], 2024), such [•] shares of New Adagio Common Stock that are expected to be issued to our initial shareholders at Closing (excluding the 1,147,500 shares of New Adagio Common Stock that are subject to Trigger Price Vesting and subtracting the 1,000,000 Incentive Shares issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, by the Sponsor) would have an implied aggregate market value of $[•]. Even if the trading price of the New Adagio Common Stock were as low as $[•] per share, the aggregate market value of such shares of New Adagio Common Stock held by the initial shareholders would be approximately equal to the initial investment in ARYA by the initial shareholders. Therefore, the Sponsor and its affiliates could earn a positive rate of return on their investments, even if other ARYA shareholders experience a negative rate of return in New Adagio and ARYA’s directors and officers and the Sponsor may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate an initial business combination;
Initial shareholders’ ownership of ARYA prior to closing
	Shares Held by Initial Shareholders	Initial Shareholders’ Cost at ARYA’s Initial Public Offering
Class B ordinary shares	3,737,500	$25,000
Private Placement Shares	499,000	$4,990,000
Total		$5,015,000
Initial Shareholders’ Ownership of New Adagio Following Closing
	Shares Held by Initial Shareholders(1)	Value per Share (based upon the closing price of ARYA’s Class A ordinary shares on the Nasdaq Capital Market on [•], 2024)	Total Value
Shares of New Adagio Common Stock	$[•]	$[•]	$[•]
(1)
Does not include (i) [•] shares of Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the PIPE Financing and the conversion of shares of Adagio Preferred Stock into [•] shares of New Adagio Common Stock in connection with the Business Combination, (ii) [•] shares of Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the conversion of the $15,000,000 April 2023 Notes and the $[•] November 2023 Notes, (iii) up to [•] shares of New Adagio Common Stock that may be issued to the Sponsor in respect of any Working Capital Shares issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes and (iv) 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor subject to the Share Trigger Price Vesting.

•	the fact that the initial shareholders have agreed not to redeem any ARYA Shares held by them in connection with a shareholder vote to approve a Business Combination;
•	the fact that the initial shareholders have agreed to vote any ARYA Shares owned by them in favor of the Business Combination Proposal;
•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ARYA Shares (other than Public Shares) held by them if the Business Combination is not approved and ARYA fails to complete the Business Combination by the Termination Date;

•
the fact that the Business Combination Agreement provides for the continued indemnification of ARYA’s existing directors and officers and requires ARYA to purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time, and New Adagio to maintain in effect for a period of six years after the ARYA Merger Effective Time, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ARYA directors and officers after the Business Combination;

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred on ARYA’s behalf related to identifying, investigating, negotiating and completing an initial business combination if the Business Combination is not consummated by the Termination Date. As of the date of this proxy statement/prospectus, ARYA owes the Sponsor (i) $120,000 pursuant to the First Convertible Promissory Note, (ii) for $1,585,000 pursuant to the Second Convertible Promissory Note, (iii) $900,000 pursuant to the A&R Third Promissory Note, and (iv) $[•] pursuant to the Fourth Convertible Promissory Note. As of [•], 2024, pursuant to the administrative services agreement between ARYA and the Sponsor that was executed in connection with ARYA’s initial public offering, ARYA owes the Sponsor $[90,000] in administrative services fees. Further, as of [•], 2024 ARYA owes the Sponsor [•] in reimbursable out-of-pocket expenses;

•
the fact that, in connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per share;

•
the fact that if the Trust Account is liquidated, including in the event ARYA is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the fact that if the Business Combination or another business combination is not consummated by the Termination Date and if ARYA does not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, ARYA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A ordinary shares for cash and, subject to the approval of its remaining shareholders and the ARYA Board, dissolving and liquidating;

•
the fact that the Investor Rights Agreement will be entered into with the initial shareholders, the Perceptive PIPE Investor and certain Adagio stockholders, which, among others, (a) gives the initial shareholders, the Perceptive PIPE Investor, certain Adagio stockholders and investors in the Convertible Security Financing certain registration rights, including the right to have the offer and sale of their shares of New Adagio Common Stock registered on a resale registration statement to be filed by New Adagio shortly after the consummation of the Business Combination, and (b) subjects the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, in each case subject to the terms and conditions set forth therein;

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the fact that the Sponsor Letter Agreement was executed with the initial shareholders, pursuant to which the initial shareholders, among other things, waive all adjustments to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares, be bound by certain transfer restrictions with respect to ARYA Shares prior to the consummation of the Business Combination, and agree to the Trigger Price Vesting of 1,147,500 shares of New Adagio Common Stock, in each case subject to the terms and conditions set forth therein;

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the fact that pursuant to the Business Combination Agreement the Sponsor has the right to designate (following consultation with Adagio) four of the seven initial members of the New Adagio Board and that the remaining three directors of the New Adagio Board will be designated by Adagio (following consultation with ARYA and the Sponsor) and such Adagio designees shall include a sufficient number of directors who are “independent directors” under the listing rules of Nasdaq such that, together with the designees of the Sponsor who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq, in each case subject to the terms and conditions set forth therein (for more information see “Proposal 1: Business Combination Proposal—Board of Directors”);

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the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase [•] shares in the PIPE Financing (including Incentive Shares), subject to the terms and conditions set forth therein;

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the fact that, pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving any new Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both;

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the fact that the Perceptive PIPE Investor will receive [•] shares in New Adagio Common Stock in connection with the conversion of the $15,000,000 April 2023 Notes and the $[•] November 2023 Notes, subject to the terms and conditions set forth therein;

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the fact that the Perceptive PIPE Investor, which is an affiliate of the Sponsor and certain of ARYA’s directors and officers, has a fully diluted equity ownership stake in Adagio of 7.4% (representing shares of Series E Preferred Stock), which will convert into 84,561 shares of New Adagio Common Stock, or an approximately [•]% equity stake in New Adagio in connection with the Business Combination. The Perceptive PIPE Investor is also an investor for $3,000,000 in the Adagio Convertible Notes, the sole investor under the Bridge Financing Notes and the sole investor under the 2024 Bridge Financing Notes (which will convert into New Adagio Convertible Notes, as described in the preceding paragraph). In connection with the Business Combination, the amounts loaned by the Perceptive PIPE Investor to Adagio under the Adagio Convertible Notes and the Bridge Financing Notes, including any interest that accrued and remains unpaid under such notes, will be converted at Closing (i) into approximately 440,769 shares of New Adagio Common Stock (or an approximately [•]% additional equity stake in New Adagio), and (ii) will be converted in connection with the PIPE Financing into approximately 2,904,000 shares of New Adagio Common Stock (or an approximately [•]% additional equity stake in New Adagio), respectively. The numbers in this paragraph assume a no redemption scenario (see the assumptions underlying such ownership percentages and conversions of notes described in the section entitled “Beneficial Ownership of Securities” and more information to consider under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”);

•	the fact that Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov are affiliated with the Perceptive PIPE Investor; and
•	the right of the Sponsor and the Perceptive PIPE Investor to hold shares of New Adagio Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions.
In addition, certain existing directors and executive officers of Adagio and certain persons who are expected to become New Adagio directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ARYA shareholders. See “Proposal 1: Business Combination Proposal—Interests of Adagio Directors and Executive Officers in the Business Combination” and “Proposal 1: Business Combination Proposal—Interests of New Adagio Directors and Executive Officers in the Business Combination” for more information.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the proposals presented at the General Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
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this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

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if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

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this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

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our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;

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the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.
An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.
In addition, going public via a business combination with a special purpose acquisition company does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a transaction with a special purpose acquisition company, the value of the company is established by means of negotiations between the target company, the special purpose acquisition company and, in some cases, PIPE investors who agree to purchase shares at the time of the Business Combination. There has not been any PIPE financing committed prior to the execution and announcement of the Business Combination Agreement. The process of establishing the value of a company in a business combination with a special purpose acquisition company may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the Closing. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is often no such book of demand built up in connection with special purpose acquisition company transactions and no underwriters with the responsibility of stabilizing the share price, which may result in the share price being harder to sustain after the consummation of the Business Combination.
The exercise of ARYA’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in ARYA’s shareholders’ best interest.
In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require ARYA to agree to amend the Business Combination Agreement, to consent to certain actions taken by Adagio or to waive rights that ARYA is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Adagio’s business, a request by Adagio to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Adagio’s business and would entitle ARYA to terminate the Business Combination Agreement. In any of such circumstances, it would be at ARYA’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more members of the ARYA Board may result in a conflict of interest on the part of such director(s) between what they may believe is best for ARYA and its shareholders and what they may believe is best for themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, ARYA does not believe there will be any changes or waivers that ARYA’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, ARYA will circulate a new or amended proxy statement/prospectus and resolicit ARYA’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Past performance by our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination targets, may not be indicative of future performance of an investment in ARYA or New Adagio.
Past performance by our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination targets, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination targets, as indicative of the future performance of an investment in ARYA or New Adagio or the returns ARYA or New Adagio will, or is likely to, generate going forward.
The Business Combination may be completed even though material adverse effects may result from the public announcement or completion of the proposed Business Combination, general business or economic conditions, industry-wide changes, and other causes.
In general, either ARYA or Adagio can refuse to complete the Business Combination if there is a material adverse effect, event, change or occurrence affecting the other party between the signing date of the Business Combination Agreement and the planned closing of the Business Combination. However, certain types of changes, events, effects or occurrences do not permit either party to refuse to complete the Business Combination under the terms of the Business Combination Agreement, even if such change could be said to have a material adverse effect on the relevant party, including, but not limited to, changes, events, effects or occurrences resulting from the following:
•	any event, effect or occurrence that is generally applicable to the industries or markets in which Adagio operates;
•	general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally;
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any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism;

•	changes in the financial, banking, capital or securities markets generally in the United States or any other country or region in the world;
•	changes or proposed changes in, or changes or proposed changes in the interpretation of, applicable laws or regulatory framework;
•
the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the Business Combination, including the impact thereof on the relationships of Adagio with third parties;

•	failure to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions;
•	any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, acts of God or other natural disasters or comparable events; or
•	any epidemics, pandemics or quarantines, including COVID-19.
Furthermore, ARYA or Adagio may waive the occurrence of any material adverse effect affecting the other party. If a material adverse effect occurs and the parties still complete the Business Combination, New Adagio’s financial condition and results of operations may be adversely affected.
The Adagio Stockholders, excluding any shares currently held by affiliates of Perceptive Advisors in Adagio, will have significant influence over us after completion of the Business Combination.
Based on the assumptions discussed in “Proposal 1: Business Combination Proposal—Ownership of New Adagio,” upon the completion of the Business Combination, the Adagio Stockholders, will own, collectively, approximately [•]% of the outstanding New Adagio Common Stock, assuming that none of ARYA’s outstanding

Public Shares are redeemed in connection with the Business Combination or approximately [•]% of the outstanding New Adagio Common Stock, assuming that all of ARYA’s outstanding Public Shares are redeemed in connection with the Business Combination. Some of these persons or entities may have interests different than yours. For example, because many of these stockholders may have purchased their shares at prices substantially below the price at which shares are being sold in this transaction and have held their shares for a longer period, they may be more interested in selling the Company to an acquirer than other investors or they may want New Adagio to pursue strategies that deviate from the interests of other stockholders.
ARYA and Adagio will incur significant transaction and transition costs in connection with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to New Adagio for other corporate purposes.
ARYA and Adagio have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination. ARYA and Adagio may also incur unanticipated costs associated with the Business Combination, including costs driven by New Adagio becoming a public company and the listing of the New Adagio Common Stock on a U.S. stock exchange, and these unanticipated costs may have an adverse impact on the results of operations of Adagio following the effectiveness of the Business Combination. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, (x) in the case the Business Combination is consummated, will be for the account of the combined company or (y) in the case the Business Combination is not consummated, will be for the account of the party incurring such fees, expenses and costs, in each case subject to the terms of the Business Combination Agreement.
ARYA and Adagio cannot provide assurance that the benefits of the Business Combination will offset the incremental transaction costs in the near term, if at all. Additionally, the costs related to the Business Combination could be significantly higher than anticipated, which could impact the benefits of the Business Combination.
The Business Combination may be subject to antitrust or foreign investment laws and regulations, which may adversely affect our business and results of operations.
The completion of the Business Combination may be subject to, among other things, the clearance by antitrust, competition, and foreign investment authorities pursuant to applicable antitrust and foreign investment laws and regulations. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. The governmental agencies from which the parties may seek certain of these approvals and consents have broad discretion in administering the governing laws and regulations. We can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the Business Combination, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of New Adagio’s business after the closing. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of the Business Combination or reduce the anticipated benefits of the Business Combination. If Adagio and ARYA agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Business Combination, these requirements, limitations, costs, divestitures or restrictions could reduce the anticipated benefits of the Business Combination. This could have a material adverse effect on New Adagio’s business and results of operations.
At any time before or after consummation of the Business Combination, applicable authorities could take such action under applicable antitrust and foreign investment laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under applicable antitrust and foreign investment laws under certain circumstances. We cannot assure you that the any government authority will not attempt to challenge the Business Combination on antitrust or foreign investment grounds, and, if such a challenge is made, we cannot assure you as to its result.
The Business Combination may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).
Certain transactions that involve a “U.S. business” (as defined in 31 C.F.R. § 800.252) and a non-U.S. individual or entity (a “foreign person,” as defined in 31 C.F.R. § 800.224) may be subject to review and approval by CFIUS. Whether a transaction is a “covered transaction” (as defined in 31 C.F.R. § 800.213), which CFIUS has jurisdiction to review depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest, and the nature of any information or governance rights involved.
For example, transactions that result in “control” (as defined in 31 C.F.R. § 800.208) of a U.S. business by a foreign person are subject to CFIUS jurisdiction. CFIUS also has jurisdiction to review non-“control” transactions that afford a foreign person certain information, governance, and/or access rights in a U.S. business that has a qualifying nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” as those terms are defined in the CFIUS regulations (31 C.F.R. §§ 800.215, 212, 241). Foreign investments in U.S. businesses that deal in “critical technology” or that involve certain foreign government interests may be subject to mandatory pre-closing CFIUS filing requirements. Failure to make a CFIUS filing where one is required may subject the transacting parties to significant civil fine. The parties believe that Adagio does not operate a TID U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, the parties are not required to submit a CFIUS filing with respect to the Business Combination. Nevertheless, CFIUS may determine that it has jurisdiction over the Business Combination.
CFIUS may decide to investigate, delay, or block the Business Combination, or impose conditions with respect to it, which may delay or prevent the parties from consummating the Business Combination. Because we have only a limited time to complete our initial business combination, our failure to obtain any approvals within the requisite time period may require us to liquidate. In such event, our shareholders will miss the opportunity to benefit from the Business Combination and the potential appreciation in value of such investment.
Subsequent to consummation of the Business Combination, New Adagio may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to Adagio has identified all material issues or risks associated with Adagio, its business or the industry in which it competes, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Adagio’s control and outside of our control will not later arise. As a result of these factors, New Adagio may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on New Adagio’s financial condition and results of operations and could contribute to negative market perceptions about our securities or New Adagio. Accordingly, any shareholders of ARYA who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Adagio, some of whom may be from ARYA and Adagio, and some of whom may join New Adagio following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Adagio.
Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of ARYA’s key personnel may remain with the target business in senior management or advisory positions following our business combination, we expect New Adagio’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.

[The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Adagio’s actual financial position or results of operations would have been.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, [New Adagio] being considered the accounting acquirer in the Business Combination, and the cash and cash equivalents of Adagio at the Closing and the number of Public Shares that are redeemed in connection with the Business Combination]. Accordingly, such pro forma condensed combined financial information may not be indicative of New Adagio’s future operating or financial performance and New Adagio’s actual financial condition and results of operations may vary materially from the New Adagio pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”]
The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares may not allow New Adagio to complete the most desirable business combination, fully fund Adagio’s business plan, or changes thereto, or optimize the capital structure of New Adagio.
At the time of entering into the Business Combination Agreement, we did not know how many shareholders may exercise their redemption rights, and therefore, we needed to structure the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things, (i) approval by our shareholders of the Business Combination Proposal and the ARYA Merger Proposal being obtained; (ii) approval of the Business Combination Agreement and the transactions contemplated thereby by the Adagio stockholders; (iii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement; (iv) New Adagio having at least $5,000,001 of new tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement (including the PIPE Financing and the Bridge Financing) (provided the Redemption Limitation has not been validly removed from the existing Governing Documents prior to the Closing Date); (v) approval by Nasdaq of ListCo’s initial listing application in connection with the Business Combination (also see “Risk Factors—Risks Related to the Business Combination and ARYA—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in New Adagio’s securities and subject New Adagio to additional trading restrictions”); (vi) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and (vii) the Aggregate Transaction Proceeds being greater than or equal to $50,000,000. Therefore, unless these conditions are waived by both ARYA and Adagio, the Business Combination Agreement could terminate, and the Business Combination may not be consummated. For more information about conditions to the consummation of the Business Combination, see “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination.”
If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.
Even if the Business Combination Agreement is approved by our shareholders, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination.”
For example, ARYA, ListCo and Adagio may not satisfy all of the other Closing conditions in the Business Combination Agreement. If the Closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such non-occurrence or delay may cause us and Adagio to each lose some or all of the intended benefits of the Business Combination.
During the pendency of the Business Combination, Adagio and ARYA are prohibited from entering into certain transactions that might otherwise be beneficial to Adagio, ARYA or their respective shareholders.
Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, Adagio and ARYA are subject to certain limitations on the operations of their businesses, as summarized under the sections titled “Conduct of Business of the Company” and “Conduct of Business of ARYA,” respectively.

The limitations on Adagio’s and ARYA’s conduct of their businesses during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.
Uncertainties about the Business Combination during the pre-Closing period may cause third parties to delay or defer decisions concerning Adagio or seek to change existing arrangements.
There may be uncertainty regarding whether the Business Combination will occur. This uncertainty may cause third parties to delay or defer decisions concerning Adagio, which could negatively affect Adagio’s business, prospects and growth. Third parties may seek to change existing agreements with Adagio as a result of the Business Combination for these or other reasons.
The announcement and pendency of the Business Combination could adversely affect Adagio’s business, cash flows, financial condition or results of operations.
The announcement and pendency of the Business Combination could cause disruptions in and create uncertainty surrounding Adagio’s business, including with respect to Adagio’s relationships with existing and future customers, suppliers and employees, which could have an adverse effect on Adagio’s business, cash flows, financial condition or results of operations, irrespective of whether the Business Combination is completed. The business relationships of Adagio may be subject to disruption as customers, suppliers and other persons with whom Adagio has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships or consider entering into business relationships with other parties. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in the consummation of the Business Combination.
Because ARYA is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or officers.
Currently, ARYA’s corporate affairs are governed by the Existing Governing Documents, the Cayman Islands Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. ARYA is also subject to the federal securities laws of the U.S. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of the ARYA Board under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws as compared to the U.S., and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the U.S.
The courts of the Cayman Islands are unlikely (i) to recognize or enforce against ARYA judgments of courts of the U.S. obtained against it or its directors or officers predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state in the U.S.; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against ARYA or its directors or officers predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state in the U.S., so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the U.S. and the Cayman Islands providing for enforcement of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction) and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against ARYA or other persons predicated upon the Securities Act. Ogier (Cayman) LLP has informed ARYA that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the ARYA Board or controlling shareholders than they would as public shareholders of a U.S. company.
If the Business Combination is not completed, potential alternative target businesses may have leverage over us in negotiating an initial business combination and our ability to conduct due diligence on an initial business combination as we approach our dissolution deadline may decrease, which could undermine our ability to complete an initial business combination on terms that would produce value for our shareholders.
If the Business Combination is not completed, any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination by the Termination Date. Consequently, a potential target may obtain leverage over us in negotiating a business combination, knowing that we may be unable to complete a business combination with another target business by the Termination Date. ARYA has paid an aggregate of $[•] for extensions from February 28, 2023 through [•], 2024 and agreed to make extension payments in an aggregate amount of up to $1,260,000, which may include up to $[•] of future extension payments. This risk will increase as we get closer to the time frame described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.
The Sponsor, as well as Adagio, and their respective directors, officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the proposals presented at the General Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities and (ii) otherwise limit the number of Public Shares electing to redeem.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
In addition, if such purchases are made, the public “float” of the Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in ARYA’s initial public offering).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.
Upon redemption of our Public Shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to us if and to the extent any claims by a third part vendor (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we may not be able to return to our Public Shareholders $10.00 per share (which was the offering price in our initial public offering).
The ARYA Board may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Shareholders may be reduced below $10.00 per public share.

If, after we distribute the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and the ARYA Board may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy/insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a liquidator or a bankruptcy or other court could seek to recover all amounts received by our shareholders.
In addition, the ARYA Board may be viewed as having breached its fiduciary duty to us or our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders (but no more than such distributions) could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, the ARYA Board may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.
New Adagio will be a holding company with no business operations of its own and will depend on cash flow from Adagio to meet its obligations.
Following the Business Combination, New Adagio will be a holding company with no business operations of its own or material assets other than the stock of its subsidiaries. All of its operations will be conducted by its subsidiary, Adagio, and Adagio’s subsidiaries. As a holding company, New Adagio will require dividends and other payments from its subsidiaries to meet cash requirements. The terms of any credit facility may restrict New Adagio’s or Adagio’s subsidiaries from paying dividends and otherwise transferring cash or other assets to New Adagio. If there is an insolvency, liquidation or other reorganization of any of New Adagio’s subsidiaries, New Adagio’s stockholders may have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before New Adagio, as an equity holder, would be entitled to receive any distribution from that sale or disposal. If Adagio is unable to pay dividends or make other payments to New Adagio when needed, New Adagio will be unable to satisfy its obligations.
The SEC has recently issued final rules relating to certain activities of SPACs. Certain of the procedures that we, Adagio or others may determine to undertake in connection with such rules may increase our costs and the time needed to complete the Business Combination.
On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”), effective no sooner than 125 days following the publication of the 2024 SPAC Rules in the Federal Register, that formally adopted some of the SEC’s proposed rules for SPACs that were released on March 30, 2022. The 2024 SPAC Rules, among other items, impose additional disclosure requirements in initial public offerings by SPACs and business combination transactions involving SPACs and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, including requiring disclosure of all material bases of the projections and all material assumptions underlying the projections; increase the potential liability of certain participants in proposed business combination transactions; and could impact the extent to which SPACs could become subject to regulation under the Investment Company Act. In the event that the Business Combination has not been consummated by the time the 2024 SPAC Rules become effective, such rules may materially adversely affect our business, including our ability to complete, and the costs associated with, the Business Combination, and results of operations.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.
If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate ARYA. Were we to liquidate, our securityholders would lose the investment opportunity associated with an investment in New Adagio, including any potential price appreciation of our securities.
Initially, the funds in the Trust Account had, since our initial public offering, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we liquidated the U.S. government treasury obligations or money market funds held in the Trust Account and instructed Continental, the trustee with respect to the Trust Account, to maintain the funds in the trust account in cash in an interest-bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or the liquidation of ARYA. Interest on such deposit account is currently approximately 3.5%-4.0% per annum, but such deposit account carries a variable rate and ARYA cannot assure you that such rate will not decrease or increase significantly. Following such liquidation, we have received minimal interest on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any. As a result, the decision to hold all funds in the Trust Account in cash items has reduced the dollar amount our Public Shareholders would receive upon any redemption or liquidation of ARYA.
In the adopting release for the 2024 SPAC Rules, the SEC provided guidance that a SPAC’s potential status as an “investment company” depends on a variety of factors, such as a SPAC’s duration, asset composition, business purpose and activities and “is a question of facts and circumstances” requiring individualized analysis. If we were deemed to be subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. Unless we are able to modify our activities so that we would not be deemed an investment company, we would either register as an investment company or wind down and abandon our efforts to complete an initial business combination and instead to liquidate ARYA.
New Adagio does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.
New Adagio does not have experience operating as a public company subject to U.S. federal securities laws. Adagio’s officers and directors lack experience in managing a public company subject to U.S. federal securities laws, which makes their ability to comply with applicable laws, rules and regulations uncertain. New Adagio’s failure to comply with all applicable laws, rules and regulations could subject New Adagio to U.S. regulatory scrutiny or sanction, which could harm its reputation and share price.

Neither New Adagio nor Adagio has previously been required to prepare or file periodic or other reports with the SEC or to comply with the other requirements of U.S. federal securities laws. They have not previously been required to establish and maintain the disclosure controls and procedures, and internal control over financial reporting applicable to an entity that is a foreign private issuer under U.S. federal securities laws, including the Sarbanes-Oxley Act. New Adagio may experience errors, mistakes and lapses in processes and controls, resulting in failure to meet requisite U.S. standards.
As a public company subject to U.S. federal securities laws, New Adagio will incur significant legal, accounting, insurance, compliance, and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations may require members of its management and its finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled.
If it fails to adequately implement the required governance and control framework, New Adagio may fail to comply with the applicable rules or requirements associated with being a public company subject to U.S. federal securities laws. Such failure could result in the loss of investor confidence, could harm New Adagio’s reputation, and cause the market price of New Adagio Common Stock to decline.
Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner or result in making filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, as well as damage to New Adagio’s reputation, business, financial condition, operating results and stock price.
New Adagio is an emerging growth company within the meaning of the Securities Act, and if New Adagio takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies,” this could make New Adagio’s securities less attractive to investors and may make it more difficult to compare New Adagio’s performance with other public companies.
New Adagio is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. For as long as New Adagio continues to be an emerging growth company, New Adagio may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. New Adagio could be an emerging growth company for up to five years, although New Adagio could lose that status sooner if its revenues exceed $1.235 billion, if New Adagio issues more than $1 billion in non-convertible debt in a three-year period, or if it becomes a large accelerated filer, as defined under the Exchange Act. We cannot predict if investors will find New Adagio securities less attractive because New Adagio relies on these exemptions. If some investors find New Adagio securities less attractive as a result, there may be a less active trading market for New Adagio securities, and the price of New Adagio securities may be more volatile.
The price of the New Adagio Common Stock may be volatile.
Upon consummation of the Business Combination, the price of New Adagio Common Stock may fluctuate due to a variety of factors, including:
•	changes in the industry in which New Adagio and its customers operate;
•	variations in its operating performance and the performance of its competitors in general;
•	the impact of pandemics on the markets and the broader global economy, including the resurgence of new variants of COVID-19;
•	actual or anticipated fluctuations in New Adagio’s annual or interim operating results;
•	publication of research reports by securities analysts about New Adagio or its competitors or its industry;
•	the public’s reaction to New Adagio’s press releases, its other public announcements and its filings with the SEC;
•	New Adagio’s failure or the failure of its competitors to meet analysts’ projections or guidance that New Adagio or its competitors may give to the market;
•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;
•	failure to comply with laws or regulations, including the Sarbanes-Oxley Act, or failure to comply with the requirements of the relevant U.S. stock exchange;
•	actual, potential or perceived control, accounting or reporting problems;
•	commencement of, or involvement in, litigation involving New Adagio;
•	changes in New Adagio’s capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of New Adagio’s capital stock available for public sale;
•
general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, sanctions, export controls, social, political and economic risks and epidemics and pandemics (including the ongoing COVID-19 pandemic), acts of war or terrorism; and

•	the other factors described in this “Risk Factors” section or the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
These market and industry factors may materially reduce the market price of New Adagio Common Stock and regardless of the operating performance of New Adagio.
It is not expected that New Adagio will pay dividends in the foreseeable future after the Business Combination.
It is expected that New Adagio will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that New Adagio will pay any cash dividends in the foreseeable future.
Following completion of the Business Combination, the Post-Combination Company Board will have complete discretion as to whether to distribute dividends. Even if the New Adagio Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by New Adagio’s subsidiaries, New Adagio’s financial condition, contractual restrictions and other factors deemed relevant by the New Adagio Board. There is no guarantee that the New Adagio Common Stock will appreciate in value after the Business Combination or that the trading price of the New Adagio Common Stock will not decline.
[Anti-takeover provisions in New Adagio’s governing documents could delay or prevent a change of control.
Certain provisions of the Proposed Certificate of Incorporation and Proposed Bylaws to become effective upon the consummation of the Business Combination may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New Adagio’s stockholders.
These provisions provide for, among other things:
•	the ability of the New Adagio Board following the Closing to issue one or more series of preferred stock;
•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New Adagio’s annual meetings;
•	certain limitations on convening special stockholder meetings;
•	certain limitations on the ability of stockholders to act by written consent; and
•	the express authority of the New Adagio Board to make, alter or repeal the Proposed Bylaws.
These anti-takeover provisions could make it more difficult for a third party to acquire New Adagio, even if the third party’s offer may be considered beneficial by many of New Adagio’s stockholders. As a result, New Adagio’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New Adagio to take other corporate actions you desire. See “[•].”]

Since the completion of ARYA’s initial public offering, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies. Accordingly, securities of companies such as ours or the ones from New Adagio following the Business Combination may be more volatile than other securities and may involve special risks.
Since the completion of ARYA’s initial public offering, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies like ours. Throughout 2023, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, the New Adagio securities are subject to potential downward pressures, which may result in high levels of exercise of redemptions rights, reducing the cash available from the Trust Account. If there are substantial redemptions, there will be a lower public float for the shares of New Adagio Common Stock following the Closing, which may cause further volatility in the price of New Adagio securities and adversely impact New Adagio’s ability to secure financing following the closing of the Business Combination.
Securities of companies formed through mergers with special purpose acquisition companies such as the ones from New Adagio may experience a material decline in price relative to the share price of the special purpose acquisition companies prior to the merger.
As with most special purpose acquisition companies’ initial public offerings in recent years, ARYA issued shares for $10.00 per share upon the closing of its initial public offering. As with other special purpose acquisition companies, the $10.00 per share price of ARYA reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the closing of the Business Combination. Following Closing, the shares outstanding will no longer have any such redemption right and may be dependent upon the fundamental value of the combined company, as well as other relevant factors such as market conditions and trading multiples, and the securities of other companies formed through mergers with special purpose acquisition companies in recent years may be significantly less than $10.00 per share.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Adagio Common Stock to drop significantly, even if New Adagio’s business is doing well.
Sales of a substantial number of New Adagio Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Adagio Common Stock.
We may be required to file one or more registration statements prior to or shortly after the Closing to provide for the resale of certain restricted shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New Adagio Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. For more information, also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock.”
The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.
The issuance of shares of New Adagio Common Stock in the Business Combination or securities that are convertible into shares of New Adagio Common Stock will significantly dilute the equity interests of ARYA’s existing shareholders (or shareholders of New Adagio after the Closing Date) and may adversely affect prevailing market prices for the Public Shares (or shares of New Adagio Common Stock following the Closing Date). The Public Shareholders who do not redeem their Public Shares may experience dilution from several additional sources to varying degrees in connection with and after the Business Combination. Additionally, New Adagio following the Closing may determine, subject to the receipt of any shareholder or stock exchange approvals that may be required, to issue more shares of New Adagio Common Stock or other equity securities of equal or senior rank in connection with public offerings or in privately negotiated transactions.
The issuance of shares of New Adagio Common Stock (or other equity securities of equal or senior rank) could have the following effects for holders of Public Shares who elect not to redeem their shares:

•	your proportionate ownership interest in New Adagio following the Closing will decrease;
•	the relative voting strength of each previously outstanding share of New Adagio Common Stock following the Business Combination will be diminished; or
•	the market price of New Adagio Common Stock may decline.
It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately [•]% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately [•]% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately [•]% of the outstanding New Adagio Common Stock. Assuming 100% of the holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 0% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately [•]% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately [•]% of the outstanding New Adagio Common Stock. These percentages are based on the assumptions described in the footnotes to the table below and a redemption value of the Public Shares on the Closing Date of approximately $[•] per share (based on the aggregate amount on deposit in the Trust Account of approximately $[•] as of [•], 2024).
As discussed below under the heading “—How do the Sponsor and the other initial shareholders intend to vote their shares?,” our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Business Combination. If such purchases are made, the public “float” of the Public Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) and the number of beneficial holders of ARYA Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for such securities.
The below sensitivity table shows the potential impact of redemptions on the share ownership by non-redeeming shareholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario. The information in the below sensitivity table has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below sensitivity table. In addition, certain percentages presented in the below sensitivity table reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.
	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Holders of Public Shares(5)	[•]	[•]%	[•]	[•]%	[•]	[•]%	—	—
Initial shareholders (including the Sponsor)(6)	[2,089,000]	[•]%	[2,089,000]	[•]%	[2,089,000]	[•]%	[2,089,000]	[•]%
Existing Adagio shareholders (excluding Perceptive PIPE Investor and RA Capital)(7)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
PIPE Investors (excluding the Perceptive PIPE Investor and including RA Capital)(8)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Perceptive PIPE Investor(9)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Total Shares Outstanding (excluding Additional Dilution Sources)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
The sensitivity table below also sets forth the potential additional dilutive impact that additional sources of dilution might have on the share ownership by non-redeeming shareholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario.
	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Additional Dilution Sources	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
PIPE Warrants(10)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
New Adagio Convertible Notes(11)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Convert Warrants(12)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
2024 Equity Incentive Plan(13)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
2024 Key Employee Plan(14)
ESPP(15)	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
Sponsor’s Share Trigger Price Vesting(16)	1,147,500	[•]%	1,147,500	[•]%	1,147,500	[•]%	1,147,500	[•]%
Jefferies Fees(17)
Total Additional Dilution Sources	[•]	[•]%	[•]	[•]%	[•]	[•]%	[•]	[•]%
(1)
This scenario assumes that no Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(2)
This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(3)
This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(4)
This scenario assumes that [•] Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See footnote 5 below. See also “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(5)
Total number of Public Shares subject to redemption is net of [•] Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors. Such deduction of [•] Public Shares includes [•] Public Shares that are assumed to be purchased at $[•] per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on [•], 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $[•].

(6)
Excludes (i) 1,000,000 of the Sponsor’s Class B ordinary shares that will be forfeited to ARYA and re-issued by ListCo as Incentive Shares to the PIPE Investors, including the Perceptive PIPE Investor, and (ii) 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor with respect to its Class B ordinary shares upon Share Trigger Price Vesting. Includes [•] shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes.

(7)
Includes, but is not limited to, [•] shares of New Adagio Common Stock issued upon conversion of the Adagio Convertible Notes, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement. Excludes shares of New Adagio Common Stock issuable (i) under the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, or the ESPP, and (ii) upon exercise of the New Adagio options, for which the cancelled Vested Adagio Options with an aggregate adjusted equity value that exceeded the aggregate exercise price of such Adagio Option have been exchanged. For more information, see additional sources of dilution in the table below.

(8)
Includes, but is not limited to, (i) [•] Incentive Shares, (ii) [•] shares of New Adagio Common Stock issued upon conversion of shares in Adagio held by one of the Other PIPE Investors prior to Closing, (iii) [•] shares of New Adagio Common Stock issued upon conversion of the Adagio Convertible Notes held by one of the Other PIPE Investors, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement, (iv) the commitments by certain PIPE Investors to purchase and not redeem [•] Public Shares assumed to be purchased at $[•] per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on [•], 2024) by certain PIPE Investors pursuant to open market purchase commitments for up to $[•] made in certain Subscription Agreements, and (v) the commitments by certain PIPE Investors not to redeem [•] Public Shares they currently hold prior to the Closing. Does not include any shares of New Adagio Common Stock issuable upon exercise of any PIPE Warrants. For more information, see additional sources of dilution in the table below.

(9)
Includes, but is not limited to, (i) [•] Incentive Shares, (ii) [•] shares of New Adagio Common Stock issued upon contribution of Bridge Financing Notes held by the Perceptive PIPE Investor, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement and (iii) [•] shares of New Adagio Common Stock issued upon conversion of shares of Adagio held by the Perceptive PIPE Investor prior to Closing. Does not include any shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon conversion of any New Adagio Convertible Notes or any shares of New Adagio Common Stock issuable upon exercise of any PIPE Warrants or Convert Warrants. For more information, see additional sources of dilution in the table below.

(10)
Assumes all PIPE Warrants are exercised for shares on a one for one basis. [•] shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the [•] PIPE Warrants to be issued to the Perceptive PIPE Investor in the PIPE Financing. Such number of shares to be issued to the Perceptive PIPE Investor based on the [•] PIPE Warrants it holds would represent [•]%, [•]% and [•]% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively.

(11)
Assumes $[•] of New Adagio Convertible Notes are converted into [•] shares of New Adagio Common Stock at a conversion price of $[•] per share. [•] shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the up to $[•] of New Adagio Convertible Notes to be issued to the Perceptive PIPE Investor in the Convertible Security Financing, assuming that no additional investors subscribe for New Adagio Convertible Notes prior to the Closing Date. Such number of shares to be issued to the Perceptive PIPE Investor based on the $[•] of New Adagio Convertible Notes it holds would represent [•]%, [•]% and [•]% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively.

(12)
Assumes all Convert Warrants are exercised for shares on a one for one basis. [•] shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the [•] Convert Warrants to be issued to the Perceptive PIPE Investor in the Convertible Security Financing (assuming no Additional Financing is found between signing of the 2024 Bridge Financing Note Subscription Agreement and the Closing Date). Such number of shares to be issued to the Perceptive PIPE Investor based on the [•] Convert Warrants it holds would represent [•]%, [•]% and [•]% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively.

(13)
This row assumes the issuance of all shares of Common Stock reserved for issuance under the 2024 Equity Incentive Plan, which equals [•] shares of New Adagio Common Stock in the no redemption scenario, [•] shares of New Adagio Common Stock in the 25% redemption scenario, [•] shares of New Adagio Common Stock in the 75% redemption scenario, and [•] shares of New Adagio Common Stock in the 100% redemption scenario, in each case, following the consummation of the Business Combination.

(14)
This row assumes the issuance of all shares of Common Stock reserved for issuance under the 2024 Key Employee Plan, which equals [•] shares of New Adagio Common Stock in the no redemption scenario, [•] shares of New Adagio Common Stock in the 25% redemption scenario, [•] shares of New Adagio Common Stock in the 75% redemption scenario, and [•] shares of New Adagio Common Stock in the 100% redemption scenario, in each case, following the consummation of the Business Combination.

(15)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the ESPP, which equals [•] shares of New Adagio Common Stock in the no redemption scenario, [•] shares of New Adagio Common Stock in the 25% redemption scenario, [•] shares of New Adagio Common Stock in the 75% redemption scenario, and [•] shares of New Adagio Common Stock in the 100% redemption scenario, in each case, following the consummation of the Business Combination.

(16)	Assumes 1,147,500 shares of New Adagio Common Stock are issued to the Sponsor with respect to its Class B ordinary shares upon Share Trigger Price Vesting.
(17)	At the election of ARYA, the Jefferies Fees may be paid in cash or in shares of New Adagio Common Stock.
Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.

Upon completion of the Business Combination, the Perceptive PIPE Investor and its affiliates, including the Sponsor, will beneficially own a significant equity interest in New Adagio and may take actions that conflict with the interests of the Public Shareholders or stockholders of New Adagio. The interests of the Sponsor may not align with the interests of the Public Shareholders or stockholders of New Adagio in the future (see “Questions and Answers for shareholders of ARYA—What interests do the initial shareholders have in the Business Combination”). The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with New Adagio. The Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to New Adagio’s business and, as a result, those acquisition opportunities may not be available to New Adagio. In addition, the Sponsor may have an interest in New Adagio pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to New Adagio and its stockholders.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

On the Closing Date, the trading price per share value of New Adagio Common Stock may be less than the per share value of the Trust Account.
Although the parties to the Business Combination have agreed the relative consideration to be provided to Adagio stockholders and ARYA shareholders on the basis that New Adagio Common Stock is valued at $10.00 per share, the cash backed value per share of New Adagio Common Stock following the Business Combination is expected to be substantially less than $10.00 per share. See “Questions and Answers About for shareholders of ARYA.” The cash held in the Trust Account as of [•], 2024 was approximately $[•] per Public Share. Accordingly, Public Shareholders who do not exercise redemption rights will receive New Adagio Common Stock that will have a value to them ascribed by their trading price as of two business days prior to the General Meeting, which may be substantially less than the amount they would have received upon exercise of redemption rights. In particular, the shares of most companies that are the result of a recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices substantially below $10.00 per share. As such, Public Shareholders who do not exercise redemptions right may hold securities that never obtain a value equal to or exceeding the per share value of the Trust Account.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.
The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. Adagio is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New Adagio management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Adagio after the Business Combination. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Adagio Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
The Business Combination will result in changes to the composition of the board of directors of Adagio, which may affect the strategy of New Adagio.
Upon the consummation of the Business Combination, the composition of the New Adagio Board will change from the current boards of directors of ARYA and Adagio. This new composition of the New Adagio Board may affect New Adagio’s business strategy and operating decisions upon the completion of the Business Combination.
Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in New Adagio’s securities and subject New Adagio to additional trading restrictions.
ARYA is listed on Nasdaq. On January 29, 2024, ARYA received a notice from the Listing Qualifications Department of Nasdaq stating that ARYA failed to hold an annual meeting of shareholders within twelve months of the end of its fiscal year ended December 31, 2022, as required by Nasdaq Listing Rule 5620(a). In accordance with Nasdaq Listing Rule 5810(c)(2)(G), ARYA has 45 calendar days (or until March 14, 2024) to submit a plan to regain compliance and, if Nasdaq accepts the plan, Nasdaq may grant ARYA up to 180 calendar days from its fiscal year end (or until June 28, 2024) to regain compliance. As disclosed in a Current Report on Form 8-K filed on January 30, 2024, ARYA intends to submit a compliance plan within the specified period. While the plan is pending, ARYA’s Class A ordinary shares will continue to trade on Nasdaq. Further, Nasdaq IM-5101-2 requires that a special purpose acquisition company must complete one or more business combinations within thirty-six (36) months of the effectiveness of its IPO registration statement. The extension that ARYA is requesting at the Extension Meeting will extend ARYA’s ability to complete a business combination until the forty-eight (48) month anniversary of our initial public offering, which will take ARYA beyond the permitted period for a business combination under the foregoing Nasdaq rule. Therefore, unless ARYA completes a business combination by March 2, 2024, ARYA may be subject to suspension and delisting from the Nasdaq due to its non-compliance with that requirement.

An active trading market for New Adagio’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s listing requirements. We will apply to have New Adagio’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all listing requirements of Nasdaq. Even if New Adagio’s securities are listed on Nasdaq, New Adagio may be unable to maintain the listing of its securities in the future.
If Nasdaq delists ARYA’s Class A ordinary shares from trading on its exchange and ARYA is not able to list such securities on another approved national securities exchange, ARYA expects that such securities could be quoted on an over-the-counter market. If this were to occur, ARYA could face significant material adverse consequences, including: (i) a limited availability of market quotations for ARYA’s Class A ordinary shares; (ii) reduced liquidity for ARYA’s Class A ordinary shares; (iii) a determination that ARYA’s Class A ordinary shares are “penny stocks” which will require brokers trading in ARYA’s Class A ordinary shares to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for ARYA’s Class A ordinary shares; (iv) a decreased ability to issue additional securities or obtain additional financing in the future; and (v) a less attractive acquisition vehicle to a target business in connection with an initial business combination.
Even if New Adagio’s securities are listed on Nasdaq, Nasdaq may take steps to de-list the New Adagio Common Stock. If New Adagio fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, Adagio would not be required to consummate the Business Combination. In the event that Adagio elected to waive this condition, and the Business Combination was consummated without New Adagio’s securities being listed on Nasdaq or on another national securities exchange, New Adagio could face significant material adverse consequences, including, but not limited to:
•	a limited availability of market quotations for New Adagio’s securities;
•	reduced liquidity for New Adagio’s securities;
•
a determination that New Adagio Common Stock is a “penny stock” which will require brokers trading in New Adagio Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Adagio’s securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Adagio’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.
We are subject to, and New Adagio will be subject to, changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both ARYA’s costs and the risk of noncompliance and will increase both New Adagio’s costs and the risk of non-compliance.
We are, and New Adagio will be, subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and New Adagio’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention from seeking a business combination target.
Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New Adagio’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Reports published by analysts, including projections in those reports that differ from our actual results, as well as the failure of research analysts to publish reports on us, could adversely affect the price and trading volume of our shares.
Securities research analysts may establish and publish their own periodic projections for New Adagio following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. If no analysts commence coverage of us, the market price and volume for New Adagio Common Stock could be adversely affected.
We may become involved in litigation, including securities class action litigation relating to the proposed Business Combination that may materially adversely affect us.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.
Following the Business Combination, the share price of New Adagio Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Adagio may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on New Adagio’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject New Adagio to significant liabilities.
Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.
The waiver of deferred underwriting commission by Goldman Sachs & Co. LLC despite performing all of its obligations under the Underwriting Agreement may indicate that it may be unwilling to be associated with the disclosure in this proxy statement/prospectus.
ARYA provided to Goldman Sachs & Co. LLC, one of the representatives of the underwriters in ARYA’s initial public offering, the disclosures in this proxy statement/prospectus pertaining to their waiver. Goldman Sachs & Co. LLC did not provide a reason for waiving its deferred underwriting commission and did not respond to ARYA’s inquiries on this topic. Accordingly, no inference should be drawn that Goldman Sachs & Co. LLC agrees with the disclosure regarding its waiver.
Goldman Sachs & Co. LLC has performed all its obligations under the Underwriting Agreement to obtain its fee and is therefore gratuitously waiving its right to be compensated. Such a fee waiver for services already rendered is unusual. ARYA is not made aware of the reasons why Goldman Sachs & Co. LLC waived its portion of the deferred underwriting commission fee.

The fairness opinion obtained by the ARYA Board will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.
Scalar has provided a fairness opinion to the ARYA Board stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by Scalar in preparing such opinion, the Consideration (as defined in such opinion) to be delivered to the Adagio Stockholders pursuant to the Business Combination Agreement is fair from a financial point of view to the holders of Class A ordinary shares (other than the Excluded Parties), without giving effect to any impact of the Business Combination on any particular holder of Class A ordinary shares other than in its capacity as a holder of Class A ordinary shares.
The ARYA Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Scalar, and the ARYA Board does not expect to receive an updated fairness opinion prior to the completion of the Business Combination.
The opinion does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of ARYA or Adagio, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of ARYA and Adagio and on which the fairness opinion was based, and that may alter the value of ARYA and Adagio or the prices of the Class A ordinary shares or the Adagio Shares prior to consummation of the Business Combination. The value of the Class A ordinary shares and Adagio Shares has fluctuated since, and could be materially different from its value as of, the date of Scalar’s opinion, and Scalar’s opinion does not address the prices at which the shares of New Adagio Common Stock, Class A ordinary shares, Class B ordinary shares or other securities or financial instruments of or relating to ARYA may trade. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. ARYA does not anticipate asking Scalar to update Scalar’s opinion, and Scalar does not have an obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The written opinion of Scalar is attached as Annex Q to this proxy statement/prospectus and is incorporated by reference herein.
There may be tax consequences to the ARYA Merger that adversely affect Public Shareholders.
Subject to the PFIC rules and the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Considerations,” the exchange of Public Shares for shares of New Adagio Common Stock pursuant to the ARYA Merger should (when taken together with the related transactions of the Business Combination) qualify as a Section 351 Exchange.
In addition, the ARYA Merger might independently qualify as a Reorganization. Under Section 368(a) of the Code, a transaction must satisfy certain requirements to qualify as a Reorganization, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured like the ARYA Merger, New Adagio) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. Due to the absence of guidance as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as ARYA, there is no assurance that the ARYA Merger will also qualify as a Reorganization. Moreover, the qualification of the ARYA Merger as a Reorganization is based on facts which will not be known until at or after the Closing, including certain requirements that could depend on the amount of cash used to redeem Public Shares prior to the ARYA Merger Effective Time. As a result, no opinion is being provided as to whether the ARYA Merger constitutes a Reorganization.
The Closing is not conditioned upon the receipt of an opinion of counsel that the ARYA Merger qualifies as a Section 351 Exchange or a Reorganization, and neither ARYA nor ListCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the ARYA Merger. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject Public Shareholders to U.S. federal income tax consequences that would be different than those described herein. Accordingly, no assurance can be given that the ARYA Merger should qualify as a Section 351 Exchange or a Reorganization.
Even if the ARYA Merger qualifies as a Section 351 Exchange or is a Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. ARYA believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. holder of Public Shares to recognize gain under the PFIC rules on the exchange of Public Shares for shares of New Adagio Common Stock unless such U.S. holder has made certain tax elections with respect to its Public Shares. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income, and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of ARYA. At this time, it is not possible to determine whether, in what form and with what effective date final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the ARYA Merger, see the section entitled “Material U.S. Federal Income Tax Considerations–Tax Consequences of the ARYA Merger and Exercising Redemption Rights–Effects of the PFIC Rules on U.S. Holders.” Public Shareholders are urged to consult their tax advisors for the tax consequences of the ARYA Merger to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the ARYA Merger, please see the section entitled “Material U.S. Federal Income Tax Considerations.”
Risks Related to Redemptions
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “ARYA,” “we,” “us,” “our” and other similar terms refer to ARYA Acquisition Corp IV prior to the Business Combination and to New Adagio and its subsidiaries following the Closing.
Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.
A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder: (i) holds Public Shares; (ii) submits a written request to the Transfer Agent in which it (a) requests that New Adagio redeem all or a portion of its Public Shares for cash, and (b) identifies itself as a beneficial holder of the Public Shares and provides its legal name, phone number and address; and (iii) delivers its Public Shares to the Transfer Agent physically or electronically through DTC. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is ARYA’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because ARYA does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, Public Shareholders who wish to redeem their Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to the Transfer Agent, New Adagio will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of ARYA Shareholders—Redemption Rights” for additional information on how to exercise your redemption rights.
If a Public Shareholder fails to receive notice of ARYA’s offer to redeem Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
If, despite ARYA’s compliance with the proxy rules, a Public Shareholder fails to receive ARYA’s proxy materials, such Public Shareholder may not become aware of the opportunity to redeem his, her or its Public Shares. In addition, the proxy materials that ARYA is furnishing to holders of Public Shares in connection with the Business

Combination describes the various procedures that must be complied with in order to validly redeem the Public Shares. In the event that a Public Shareholder fails to comply with these procedures, its Public Shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of ARYA Shareholders—Redemption Rights” for additional information on how to exercise your redemption rights.
ARYA does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of ARYA’s shareholders do not support it.
ARYA may be able to complete the Business Combination even though a substantial portion of Public Shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by ARYA or the persons described above have been entered into with any such investor or holder. ARYA will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. For more information, also see “—The Sponsor, as well as Adagio, and their respective directors, officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.”
If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.
A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, ARYA will require each Public Shareholder seeking to exercise redemption rights to certify to ARYA whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to ARYA at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which ARYA makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over ARYA’s ability to consummate the Business Combination and you could suffer a material loss on your investment in ARYA if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if ARYA consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the Public Shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. ARYA cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge ARYA’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.
However, ARYA’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.
There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.
ARYA can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in ARYA share price, and may result in a lower value realized now than a shareholder of ARYA might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

Risks if the Adjournment Proposal is Not Approved
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “ARYA,” “we,” “us,” “our” and other similar terms refer to Arya Acquisition Corp IV prior to the Business Combination and to New Adagio and its consolidated subsidiaries following the Closing.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Merger, the ARYA Board will not have the ability to adjourn the General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.
The ARYA Board is seeking approval to adjourn the General Meeting to a later date or dates if, at the General Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the ARYA Board will not have the ability to adjourn the General Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

EXTRAORDINARY GENERAL MEETING OF ARYA SHAREHOLDERS
General
ARYA is furnishing this proxy statement/prospectus to ARYA’s shareholders as part of the solicitation of proxies by the ARYA Board for use at the General Meeting of ARYA shareholders to be held on [•], 2024, and at any adjournment thereof.
This proxy statement/prospectus is first being furnished to ARYA’s shareholders on or about [•], 2024 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides ARYA’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the General Meeting.
Date, Time and Place
The General Meeting will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned.
Shareholders may attend the General Meeting in person. If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024.
You can pre-register to attend the virtual General Meeting starting [•], 2024 at 9:30 a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/[•], enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the General Meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the General Meeting.
Shareholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. Either way you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at [917-262-2373, or via email at proxy@continentalstock.com.] Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have access to the Internet, you can listen only to the meeting by dialing [+1 800-450-7155 (toll-free) (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply))] and when prompted enter the pin number [•]#. Please note that you will not be able to vote or ask questions at the General Meeting if you choose to participate telephonically.
Purpose of the General Meeting
At the General Meeting, ARYA is asking holders of ARYA Shares to consider and vote upon:
•	The Business Combination Proposal;
•	The ARYA Merger Proposal; and
•	The Adjournment Proposal.
Each of the Business Combination Proposal and the ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Adjournment Proposal is not conditioned on any other proposal.
Recommendation of the ARYA Board
The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the General Meeting are in the best interest of ARYA and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the General Meeting.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.
Voting Power; Record Date; Outstanding Shares; Shareholders Entitled to Vote
ARYA shareholders will be entitled to vote or direct votes to be cast at the General Meeting if they owned ARYA Shares at the close of business on [•], 2024, which is the Record Date for the General Meeting. Shareholders will have one vote for each ARYA Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the Record Date, there were 7,927,331 ARYA Shares issued and outstanding, of which 4,189,831 were Class A ordinary shares and 3,737,500 were Class B ordinary shares.
Pursuant to the Sponsor Letter Agreement, the Sponsor, the members of the ARYA Board and the executive officers of ARYA have agreed to, among other things, vote all of their ARYA Shares in favor of the proposals being presented at the General Meeting. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 53.4% of the issued and outstanding ARYA Shares. See “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” in this proxy statement/prospectus for more information related to the Sponsor Letter Agreement.
Quorum and Required Vote for Proposals for the General Meeting
A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the General Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ARYA Shares entitled to vote at the General Meeting are represented in person or by proxy (or if a corporation or other non-natural person by duly authorized representative or proxy) at the General Meeting. As of the Record Date, [3,963,667] ARYA Shares would be required to achieve a quorum.
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
Each of the Business Combination Proposal and the ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Adjournment Proposal is not conditioned on any other proposal.
Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to ARYA but marked by brokers as “not voted” will be treated as ARYA Shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal or any of the other Condition Precedent Proposals.
Voting Your Shares
Each ARYA Share that you own in your name entitles you to one vote. Your proxy card shows the number of ARYA Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
There are three ways to vote your ARYA Shares at the General Meeting:
•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign, date and return the proxy card without indicating how you wish to vote, your shares will be voted as recommended by the ARYA Board “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the General Meeting. Your proxy card must be received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted.

•
You can attend the General Meeting and vote in person. You will receive a ballot when you arrive. However, if your ARYA Shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way ARYA can be sure that the broker, bank or nominee has not already voted your ARYA Shares.

•
You can vote electronically. You may attend, vote and examine the list of shareholders entitled to vote at the General Meeting by visiting https://www.cstproxy.com/[•] and entering the control number found on your proxy card.

Revoking Your Proxy; Changing Your Vote
If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:
•
You may send another proxy card with a later date provided that it is received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote;

•	You may notify ARYA’s Secretary by writing to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, before the General Meeting that you have revoked your proxy; or
•	You may attend the General Meeting, revoke your proxy, and vote in person, as indicated above.
Who Can Answer Your Questions About Voting Your Shares
If you are an ARYA shareholder and have any questions about how to vote or direct a vote in respect of your ARYA Shares, you may call Morrow Sodali, our proxy solicitor, by calling [(800) 662-5200 (toll-free)], or banks and brokers can call [(203) 658-9400], or by emailing [ARYD.info@investor.morrowsodali.com].
Redemption Rights
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ARYA redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)	hold Public Shares; and
(ii)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting), (a) submit a written request to the Transfer Agent in which you (i) request that ARYA redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.
The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may seek to have their Public Shares redeemed by ARYA, regardless of whether they vote for or against the Business Combination Proposal or any other proposal and whether they held ARYA Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ARYA Shares on or before [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination and including interest earned on the funds held in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $[•] on [•], 2024, the estimated per share redemption price is expected to be approximately $[•]. A Public Shareholder who has properly tendered or delivered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own any shares.
Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) by (a) submitting a written request to the Transfer Agent that ARYA redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ARYA Shares and (c) tendering or delivering their ARYA Shares, either physically or electronically through the DWAC system, at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered or delivered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
Any request for redemption, once made by a holder of Public Shares, may not be withdrawn following the Redemption Deadline unless the ARYA Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a Public Shareholder demands redemption of such shares and subsequently decides prior to the Redemption Deadline not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically).
Any corrected or changed written demand of redemption rights must be received by ARYA’s Secretary two business days prior to the vote taken on the Business Combination Proposal at the General Meeting. No demand for redemption will be honored unless the Public Shareholder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the initially scheduled vote at the General Meeting.
Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates (if any) and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is ARYA’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, ARYA does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in “street name” will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
A Public Shareholder will be entitled to receive cash for these shares only if the shareholder properly demands redemption as described above and the Business Combination is completed. If a Public Shareholder properly seeks redemption and the Business Combination is completed, ARYA will redeem these shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Public Shareholders who exercised their redemption rights will not be entitled to receive cash for their shares. In such case, ARYA will promptly return any shares delivered by the Public Shareholders. The closing price of the Public Shares on [•], 2024 was $[•]. The cash held in the Trust Account as of [•], 2024 was approximately $[•] per Public Share. Prior to exercising redemption rights, shareholders should verify the market price of Public Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ARYA cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its redemption rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay ARYA’s taxes.
Appraisal Rights under the Cayman Islands Companies Act
Holders of record of ARYA Shares may have appraisal rights in connection with the Business Combination under the Cayman Islands Companies Act. In this proxy statement/prospectus, these appraisal or dissent rights are sometimes referred to as “Dissent Rights.”
Holders of record of ARYA Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its ARYA Shares must give written objection to the ARYA Merger to ARYA prior to the shareholder vote to approve the ARYA Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act. These statutory appraisal rights are separate to and mutually exclusive of the right of ARYA Shareholder to demand that their Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account (including interest earned but net of taxes payable) in accordance with the Articles of Association. It is possible that if an ARYA shareholder exercises appraisal rights, the fair value of the ARYA Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than that such holder would obtain if they exercised their redemption rights as described herein. ARYA believes that such fair value would equal the amount that ARYA shareholders would obtain if they exercise their redemption rights as described herein.
ARYA shareholders need not vote against any of the proposals at the General Meeting in order to exercise appraisal rights under the Cayman Islands Companies Act. An ARYA shareholder which elects to exercise appraisal rights must do so in respect of all of the ARYA Shares that person holds and will lose their right to exercise their redemption rights as described herein.
At the ARYA Merger Effective Time, the shares held by the dissenting ARYA shareholders (the “Dissenting ARYA Shares”) will automatically be cancelled by virtue of the ARYA Merger, and each dissenting ARYA shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Islands Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting ARYA Shares under Section 238 of the Cayman Islands Companies Act will cease, the shares will no longer be considered Dissenting ARYA Shares and such holder’s former ARYA Shares will thereupon be deemed to have been converted as of the ARYA Merger Effective Time into the right to receive the merger consideration comprising one New Adagio Common Stock for each

ARYA Share, without any interest thereon. As a result, such ARYA shareholder would not receive any cash for their ARYA Shares and would become a shareholder of New Adagio.
In the event that any ARYA shareholder delivers notice of their intention to exercise Dissent Rights, ARYA, New Adagio and ARYA Merger Sub may, in their sole discretion, elect to delay the consummation of the ARYA Merger in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Islands Companies Act. Section 239 of the Cayman Islands Companies Act states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration for the ARYA Shares constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. In circumstances where the limitation under Section 239 of the Cayman Islands Companies Act is invoked, no Dissent Rights would be available to ARYA shareholders, including those ARYA shareholders who previously delivered a written objection to the ARYA Merger prior to the General Meeting and followed the procedures set out in Section 238 of the Cayman Islands Companies Act in full up to such date, and such holder’s former ARYA Shares will thereupon be deemed to have been converted as of the ARYA Merger Effective Time into the right to receive the merger consideration comprising one New Adagio Common Stock for each ARYA Share, without any interest thereon. Accordingly, ARYA shareholders are not expected to ultimately have any appraisal or dissent rights in respect of their ARYA Shares and the certainty provided by the redemption process may be preferable for Public Shareholders wishing to exchange their Public Shares for cash.
Proxy Solicitation Costs
ARYA is soliciting proxies on behalf of the ARYA Board. This solicitation is being made by mail but also may be made by telephone or in person. ARYA and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ARYA will bear the cost of the solicitation.
ARYA has engaged Morrow as proxy solicitor to assist in the solicitation of proxies. ARYA has agreed to pay Morrow a fee of $[22,500], plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses.
ARYA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ARYA will reimburse them for their reasonable expenses.
ARYA Initial Shareholders’ Transactions
As of the date of this proxy statement/prospectus, there are 7,927,331 ARYA Shares issued and outstanding, which includes an aggregate of 499,000 Private Placement Shares held by the Sponsor and 3,737,500 Class B ordinary shares held by the initial shareholders, including Sponsor.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the proposals presented at the General Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities and (ii) otherwise limit the number of Public Shares electing to redeem.

Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL 1: BUSINESS COMBINATION PROPOSAL
Overview
We are asking our shareholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated by the Business Combination Agreement (including the Business Combination). ARYA shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated by the Business Combination Agreement. Please see “—The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
Because we are holding a shareholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.
The Business Combination Agreement
This subsection of this proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (which we refer to, collectively, as the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries of the representations and warranties in this proxy statement/prospectus as characterizations of the actual state of facts about ARYA, ListCo, ARYA Merger Sub, Company Merger Sub, Adagio or the business of investigating, researching, developing, testing, seeking, applying for and maintaining regulatory permits, commercializing, manufacturing, selling and marketing ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation, atrial flutter, and ventricular tachycardia arising out of Adagio.
On February 13, 2024, ListCo, ARYA, ARYA Merger Sub, Company Merger Sub and Adagio entered into the Business Combination Agreement, which provides for, among other things, the following transactions:
(a)	On the Closing Date, prior to the ARYA Merger Effective Time:
(i)
ARYA shall cause each holder of Class A ordinary shares that has timely and validly made a redemption election to have such Class A ordinary shares be redeemed on the terms and subject to the conditions set forth in the Existing Governing Documents and the other procedures described herein;

(ii)
ARYA and ListCo shall cause ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, in a form to be mutually agreed between ARYA and Adagio (such agreement not to be unreasonably withheld, conditioned or delayed); and

(iii)
ARYA and ListCo shall cause the ListCo Board to approve and adopt amended and restated bylaws of ListCo, in a form to be mutually agreed between ARYA and Adagio (such agreement not to be unreasonably withheld, conditioned or delayed).

(b)
On the Closing Date, as promptly as practicable, ListCo, ARYA and ARYA Merger Sub shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the plan of merger (the “Plan of Merger”) and such other documents as may be required in accordance with the applicable provisions of the Cayman Islands Companies Act or by any other applicable law to make the ARYA Merger effective. The ARYA Merger shall become effective on the date and at the time at which the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date and/or time as ARYA and ARYA Merger Sub may agree and specify pursuant to the Cayman Islands Companies Act.

(c)	On the Closing Date, at the ARYA Merger Effective Time:
(i)
ARYA Merger Sub shall merge with and into ARYA, upon which the separate existence of ARYA Merger Sub shall cease and ARYA shall continue as the surviving company of the ARYA Merger (the “First Surviving Company”);

(ii)
the memorandum and articles of association of ARYA, as in effect immediately prior to the ARYA Merger Effective Time, shall be amended and restated in a form to be mutually agreed between ARYA and Adagio (such agreement not to be unreasonably withheld, conditioned or delayed) (the “First Surviving Company Governing Documents”) and, as so amended and restated, shall be the governing documents of the First Surviving Company on and from the ARYA Merger Effective Time until thereafter changed or amended as provided therein or by applicable law; and

(iii)
the initial directors and officers of the First Surviving Company shall be the same persons that are designated as the directors and officers of ListCo, each to hold office in accordance with the First Surviving Company Governing Documents until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(d)
On the Closing Date, promptly following the consummation of the ARYA Merger, the parties shall execute and cause to be filed with the Secretary of State of the State of Delaware, a certificate of merger (the “Company Certificate of Merger”) in the form required by, and otherwise in accordance with the relevant provisions of, the DGCL. The Adagio Merger shall become effective on the date and at the time at which the Company Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as may be agreed by Adagio and Company Merger Sub and specified in the Company Certificate of Merger.

(e)	On the Closing Date, at the Adagio Merger Effective Time:
(i)
Company Merger Sub shall merge with and into Adagio, upon which the separate existence of Company Merger Sub shall cease and Adagio shall continue as the surviving company of the Adagio Merger (the “Second Surviving Company”);

(ii)	the governing documents of Adagio shall become the governing documents of the Second Surviving Company, until thereafter changed or amended as provided therein or by applicable law; and
(iii)
the directors and officers of Adagio immediately prior to the Adagio Merger Effective Time shall be the initial directors and officers of the Second Surviving Company, each to hold office in accordance with the governing documents of the Second Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Effect of the Business Combination on Existing ARYA Equity
At the ARYA Merger Effective Time:
•
each share of ARYA Merger Sub that is issued and outstanding immediately prior to the ARYA Merger Effective Time shall be automatically cancelled and extinguished and converted into one Class A ordinary share, par value US $0.0001 per share, of the First Surviving Company;

•
each share of common stock of ListCo that is issued and outstanding and held by ARYA immediately prior to the ARYA Merger Effective Time shall be automatically cancelled and extinguished and no consideration shall be paid with respect thereto; and

•
each Class A ordinary share and Class B ordinary share (other than treasury shares, shares with respect to which dissenters’ rights under Section 238 of the Cayman Islands Companies Act are properly exercised and not withdrawn and, for the avoidance of doubt, any ARYA Shares forfeited by the Sponsor pursuant to the Sponsor Letter Agreement) that is issued and outstanding immediately prior to the ARYA Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive one share of New Adagio Common Stock.

At the Adagio Merger Effective Time:
•
each share of capital stock of Company Merger Sub that is issued and outstanding immediately prior to the Adagio Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.001 per share, of the Second Surviving Company; and

•
all issued and outstanding Adagio Shares (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive an aggregate of [•] shares of New Adagio Common Stock.

At the ARYA Merger Effective Time: (A) each issued and outstanding Class A ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 of which will be issued to the Sponsor in exchange for the private placement Class A ordinary shares held by it; and (B) each issued and outstanding Class B ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to the PIPE Investors, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to Share Trigger Price Vesting.
Consideration to Adagio Equityholders in the Business Combination
In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Closing, the Perceptive PIPE Investor will contribute the $23,000,000 Bridge Financing Notes (which may be lower than $23,000,000 to the extent there is undrawn capacity available under such notes at Closing), any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes and an additional cash investment of approximately $8,070,575 (which amount would be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of New Adagio Common Stock and/or PIPE Warrants based on the purchase price in the PIPE Financing, in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement. On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will cause each (A) warrant of Adagio to be either (x) terminated or (y) “net” exercised in exchange for shares of Adagio Common Stock, determined in accordance with the terms of the applicable warrant agreement; (B) Adagio Convertible Note, including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Note; and (C) share of Adagio Preferred Stock that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be converted into and become a number of shares of Adagio Common Stock determined by the Adagio Preferred Stock Conversion.
Following such conversions into shares of Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn), shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement; (B) (i) all In-the-Money Adagio Options shall be automatically cancelled and extinguished in exchange for options to purchase an aggregate number of shares of New Adagio Common Stock equal to (a) the number of shares of Adagio Common Stock subject to the corresponding In-the-Money Adagio Option immediately prior to the Adagio Merger Effective Time, multiplied by (b) the applicable exchange ratio, and shall have (ii) have an exercise price per share of New Adagio Common Stock (rounded up to the nearest whole cent) subject to such In-the-Money Adagio

Option equal to (a) the exercise price per Adagio Common Stock applicable to the corresponding In-the-Money Adagio option immediately prior to the Adagio Merger Effective Time, divided by (b) the applicable exchange ratio; and (C) all Adagio equity awards and all Adagio options other than In-the-Money Adagio Options (whether vested or unvested) will be automatically cancelled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto.
Aggregate New Adagio Proceeds
The Aggregate Transaction Proceeds will be used for general corporate purposes after the Business Combination.
Closing of the Business Combination
The Closing of the transactions contemplated by the Business Combination Agreement is required to take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions described below under the section entitled “—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Adagio and ARYA may agree in writing.
Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, the waiver by the party for whose benefit such condition exists of the following conditions:
•
no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Business Combination Agreement shall be in effect;

•
this proxy statement/prospectus shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

•
the adoption and approval of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, including Adagio Preferred Stock Conversion (the “Adagio Stockholder Written Consent”) duly executed by the holders of the requisite number and type of Adagio Shares entitled to vote in accordance with Adagio’s governing documents, the DGCL and the Adagio Stockholder Agreements (the “Requisite Adagio Shareholder Approval”);

•
the approval by the affirmative vote of the holders of the requisite number of Class A ordinary shares and Class B ordinary shares entitled to vote (which we refer to as the “Required ARYA Shareholder Approval”) being obtained in accordance with ARYA’s governing documents and applicable law for the Business Combination Proposal and the ARYA Merger Proposal;

•
ListCo’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement shall have been conditionally approved and, immediately following the Adagio Merger Effective Time, ListCo satisfying any applicable initial and continuing listing requirements of Nasdaq, and ListCo not having received any notice of non-compliance in connection therewith that has not been cured prior to, or would not be cured at or immediately following, the Adagio Merger Effective Time, and the New Adagio Common Stock (including, for the avoidance of doubt, the New Adagio Common Stock to be issued pursuant to the Mergers) shall have been approved for listing on Nasdaq;

•
after giving effect to the transactions contemplated by the Business Combination Agreement (including the PIPE Financing, the financing pursuant to the Bridge Financing Notes and the Convertible Security Financing), ListCo shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Adagio Merger Effective Time (provided the Redemption Limitation has not been validly removed from the Existing Governing Documents prior to the Closing Date); and

•	the Aggregate Transaction Proceeds shall be equal to or greater than $50,000,000.
Other Conditions to the Obligations of ARYA
The obligations of the ARYA Parties to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction, or, if permitted by applicable law, the waiver by ARYA (on behalf of itself and the other ARYA Parties) of the following further conditions:
•	Adagio shall not be in material breach of any of its covenants and agreements required to be performed or complied with by Adagio under the Business Combination Agreement at or prior to the Closing;
•
the representations and warranties of Adagio in respect of organization and qualification, capitalization, authority, absence of changes (other than the representation and warranty that during the period beginning on December 31, 2022 and ending on the date of the Business Combination Agreement that no Adagio Material Adverse Effect (as defined below) has occurred) and brokers shall be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•
the representation and warranty of Adagio that during the period beginning on December 31, 2022 and ending on the date of the Business Combination Agreement that no Adagio Material Adverse Effect has occurred, shall be true and correct in all respects as of the date of the Business Combination Agreement and the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date);

•
the representations and warranties of Adagio set forth in Article 3 of the Business Combination Agreement, other than the representations and warranties set forth in the two immediately preceding bullet points, shall be true and correct (without giving effect to any limitation as to “materiality” or Adagio Material Adverse Effect or any similar limitation set forth herein) in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct would not have a Adagio Material Adverse Effect;

•	since the date of the Business Combination Agreement, no Adagio Material Adverse Effect has occurred; and
•
ARYA must have received a certificate duly executed by an authorized officer of Adagio, dated as of the Closing Date, confirming that the conditions set forth in the first five bullet points in this section have been satisfied, in a form and substance reasonably satisfactory to ARYA.

Other Conditions to the Obligations of Adagio
The obligations of Adagio to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction, or, if permitted by applicable law, the waiver by Adagio of all of the following further conditions:
•
None of the ARYA Parties shall be in material breach of any of their respective covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing;

•
the representations and warranties of the ARYA in respect of organization and qualification, capitalization, authority, brokers, and capitalization of the ARYA Parties (other than in respect of the disclosure of all indebtedness for borrowed money of ARYA) shall be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•
the representation and warranty that during the period beginning on March 2, 2021 and ending on the date of the Business Combination Agreement, that no ARYA Material Adverse Effect (as defined below) has occurred, shall be true and correct in all respects as of the date of the Business Combination Agreement and the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects of such earlier date);

•
the representations and warranties of the ARYA Parties set forth in Article 4 of the Business Combination Agreement (other than the representations and warranties set forth in the two immediately preceding bullet points) shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct would not have an ARYA Material Adverse Effect;

•
Adagio must have received a certificate duly executed by an authorized officer of ARYA, dated as of the Closing Date, confirming that the conditions set forth in the first four bullet points in this section have been satisfied, in a form and substance reasonably satisfactory to Adagio; and

•
the Sponsor shall have performed or complied in all material respects with all agreements and covenants required by the Sponsor Letter Agreement to be performed or complied with by the Sponsor on or prior to the ARYA Merger Effective Time, except where the failure by the Sponsor to so perform or comply would not materially and adversely affect the parties’ ability to consummate the transactions contemplated by the Business Combination Agreement.

Representations and Warranties
Under the Business Combination Agreement, Adagio made customary representations and warranties to ARYA with respect to Adagio and its subsidiaries (the “Adagio Entities”) relating to, among other things: their existence and power; capitalization; authorization; financial statements, absence of undisclosed liabilities; consents and approvals; licenses and permits; material contracts; absence of changes; litigation; compliance with applicable laws; employee plans; environmental matters; intellectual property; labor matters; insurance; tax matters; finders’ fees; real and personal property; transactions with affiliates; data privacy and security; material suppliers; compliance with international trade and anti-corruption laws; information supplied; regulatory compliance and medical device laws and investigations.
Under the Business Combination Agreement, the ARYA Parties, jointly and severally made customary representations and warranties to Adagio with respect to the ARYA Parties relating to, among other things: their existence and power; authorization; consents and approvals; finders’ fees; information supplied; capitalization; SEC filings; the trust account; transactions with affiliates; litigation; compliance with applicable laws; absence of changes; business activities; internal controls, listing and financial statements; absence of undisclosed liabilities; tax matters; the Investment Company Act; CFIUS foreign person status; compliance with internal trade and anti-corruption laws and investigations.
Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of the Adagio Entities and the ARYA Parties are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of the Adagio Entities and the ARYA Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Business Combination Agreement, an “Adagio Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Adagio Entities, taken as a whole, or (b) the ability of Adagio to consummate the transactions contemplated by the Business Combination Agreement in accordance with the terms thereof; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an Adagio Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Adagio Entity operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Adagio Entity with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by any Adagio Entity to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether an Adagio Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Adagio Entities relative to other participants operating in the industries or markets in which the Adagio Entities operate.
Pursuant to the Business Combination Agreement, an “ARYA Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of the ARYA Parties to consummate the transactions contemplated by the Business Combination Agreement in accordance with the terms thereof. Notwithstanding the foregoing or anything to the contrary within the Business Combination Agreement, (a) in no event shall (i) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of any ARYA Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (i) shall not apply to the representations and warranties set forth in Section 4.3(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.3(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (ii) any redemptions by ARYA shareholders, in and of itself, or (iii) any breach of any covenants, agreements or obligations of a strategic investor under any strategic financing agreement (including any breach of a strategic investor’s (other than the Sponsor and its affiliates) obligations to fund any amounts thereunder when required), in and of itself, constitute an ARYA material adverse effect and (b) no change, event, effect or occurrence that is generally applicable to “SPACs” shall be taken into account in determining whether an ARYA material adverse effect has occurred or is reasonably likely to occur, except to the extent any such change, event, effect or occurrence has or would reasonably be expected to have a disproportionate adverse effect on ARYA relative to other similarly situated “SPACs.”

Covenants of the Parties
Covenants of Adagio Prior to Closing
Adagio made certain covenants under the Business Combination Agreement, including, among others, the following:
•
Prior to the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, Adagio shall, and shall cause its subsidiaries to, except as expressly contemplated by the Business Combination Agreement or any ancillary document, as required by applicable law, or as consented to in writing by ARYA (such consent not to be unreasonably withheld, conditioned or delayed), (i) operate its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact the business organization, assets, properties and business relations of Adagio and its subsidiaries;

•
subject to certain exceptions, prior to the Closing, Adagio will, and will cause its affiliates to, not do any of the following without ARYA’s consent (such consent, other than in the case of the first, subsection (D) of the seventh sub-bullet and the fifteenth sub-bullet below (and to the extent related to any of the foregoing, the sixteenth sub-bullet below), not to be unreasonably withheld, conditioned or delayed):

•
declare, set aside, make or pay any dividend on or make any other distribution or payment in respect of any equity securities of any Adagio Entity or repurchase or redeem any outstanding equity securities of any Adagio Entity;

•
merge, consolidate, combine or amalgamate any Adagio Entity with any person or purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Adagio Entity in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

•	amend, modify, restate or supplement the governing documents of any Adagio Entity or any of the Adagio Stockholder Agreements;
•	subject to certain exceptions, sell, assign, abandon, dispose of, license or transfer any material assets or properties of any Adagio Entity;
•
subject to certain exceptions, transfer, issue, sell, grant or otherwise dispose of or subject to a lien any equity securities of any Adagio Entity or any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Adagio Entity to issue, deliver or sell any equity securities of any Adagio Entity;

•	incur or create indebtedness for borrowed money, other than ordinary course trade payables and the funding of any amounts pursuant to the Bridge Financing;
•
(A) amend, modify or terminate certain specified material contracts of the Adagio Entities (except as would not be reasonably expected to be materially adverse to any Adagio Entity (or, following the Closing, the ARYA Parties)), (B) waive any material benefit or right under such specified material contracts or (except as would not be reasonably expected to be materially adverse to any Adagio Entity (or, following the Closing, the ARYA Parties)), any other material contract of the Adagio Entities, (C) enter into certain material contracts or consummate certain transactions, which, if reflected in a contract, would be considered a material contract, or (D) consummate any other transaction or make (or agree to make) any other payments that, if reflected in a contract and existing on the date of the Business Combination Agreement, would be required to be disclosed in the portion of the disclosure schedules related to related party transactions;

•	subject to certain exceptions, make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person;
•
subject to certain exceptions, materially increase or decrease the amount of any bonus, salary or other compensation or benefits payable or to become payable to any current or former employee, officer, director or other individual service provider, including any employee or contractor; take any action to accelerate the timing or vesting of any payments or benefits payable or to become payable to any such person; grant or promise to grant any bonuses, commissions, change in control payments or other compensatory payments or benefits to any such person; establish, adopt, enter into, commence participation in, fund, terminate, increase the coverage or benefits available under, or materially amend any employee benefit plan; or hire or engage any employee or contractor with compensation in excess of a certain threshold;
•
make, change or revoke any material election concerning taxes, amend any income or other material tax return, surrender any right to claim a material refund of any taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•
enter into any settlement, conciliation or similar contract the performance of which would involve the payment by the Adagio Entities in excess of $25,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Adagio Entity (or ARYA or any of its Affiliates after the Closing);

•
subject to certain exceptions, authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Adagio Entity;

•	make any change in any Adagio Entity’s accounting methodology, practice or policy other than changes required by the Public Company Accounting Oversight Board (“PCAOB”) standards;
•
enter into any contract providing for the payment of any brokerage fee, finders’ fee, investment bankers’ or other fee or commission in connection with the transactions contemplated by the Business Combination Agreement or any additional agreement pursuant to the Business Combination Agreement;

•	subject to certain exceptions, make or enter into any contract providing for any change of control payment; and
•	enter into any contract to take or cause to be taken any of the actions set forth above;
•
prior to the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, Adagio shall not, and shall cause its subsidiaries and its and their representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer with respect to a business acquisition proposal other than the Business Combination (a “Business Acquisition Proposal”); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Business Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Business Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any equity securities, of any Adagio Entity or any other person for the purpose of a public offering; or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek to do any of the foregoing;

•
prior to the Closing Date, deliver to ARYA a payoff letter with respect to the Loan and Security Agreement, dated as of February 3, 2023, by and between Adagio and Silicon Valley Bank (the “SVB Term Loan”), duly executed by the parties thereto, that provides for, among other things, the satisfaction and discharge in full of all outstanding amounts and liabilities in respect of the SVB Term Loan and release in full of any liens in respect of the SVB Term Loan and any lien release documentation necessary or advisable in connection with the foregoing, that is duly executed by the appropriate parties to the SVB Term Loan, in form and substance reasonably satisfactory to ARYA;

•	bear fifty percent of the costs, fees and expenses incurred in connection with obtaining governmental and third party consents needed to consummate the transaction;
•
(i) as promptly as reasonably practicable notify ARYA of any written communication received from any governmental entity regarding the transactions contemplated by the Business Combination Agreement or any ancillary document, (ii) give counsel for the ARYA a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any governmental entity relating to the transactions contemplated by the Business Combination Agreement or the ancillary documents and (iii) reasonably consult and cooperate with ARYA in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either ARYA or Adagio to any governmental entity in connection with the transactions contemplated by the Business Combination Agreement or the ancillary documents;
•
as promptly as practicable (and in any event within two (2) business days) following the date that the SEC declares this proxy statement/prospectus effective, Adagio shall obtain and deliver to ARYA the Requisite Adagio Shareholder Approval;

•
through its board, shall recommend to the Adagio Stockholders, the approval and adoption of the Business Combination Agreement, the ancillary documents to which Adagio is or will be a party and the transactions contemplated therein (including the Merger and the Adagio Shareholders Agreements);

•
prior to the Closing, Adagio shall (i) cause Olav Bergheim, the Chief Executive Officer of Adagio who is a member of Fjord Ventures, LLC, to be employed by Adagio, with all terms and conditions of such employment and the mechanics for such transfer being agreed in writing by ARYA (such agreement not to be unreasonably withheld, conditioned or delayed) and Olav Bergheim and otherwise in accordance with applicable Law; and (ii) cause the Facilities and Services Agreement, by and between Adagio and Fjord Ventures, LLC, dated as of June 1, 2011, as amended, to be amended or amended and restated to be in a form reasonably acceptable to ARYA and to only reflect services mutually agreed between Adagio and ARYA;

•
deliver to ARYA, as promptly as reasonably practicable (a) the audited consolidated balance sheets of the Adagio Entities as of December 31, 2022 and December 31, 2021, and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Adagio Entities for the years then ended, (b) the unaudited consolidated balance sheets of the Adagio Entities as of September 30, 2023 and September 30, 2022, and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Adagio Entities for the nine-month periods then ended, (c) each of the other financial statements or similar reports of the Adagio Entities required to be included in this proxy statement/prospectus or any other filings to be made by ListCo, the Adagio Entities or ARYA with the SEC in connection with the transactions contemplated in the Business Combination Agreement or any other ancillary document, and (d) any other filings to be made by the Adagio Entities or ARYA with the SEC in connection with the transactions contemplated under the Business Combination Agreement; and

•
cause its representatives to reasonably cooperate with ARYA, ListCo and their respective representatives in order for (a) ARYA to use its reasonable best efforts to maintain the current listing of ARYA Shares on Nasdaq from the date of the Business Combination Agreement until the Closing; and (b) ListCo to use its reasonable best efforts to (i) cause the shares of New Adagio Common Stock issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq, subject to official notice of issuance thereof, and (ii) to satisfy any applicable initial listing requirements of Nasdaq, in each case as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the ARYA Merger Effective Time.

Covenants of ARYA Prior to the Closing
ARYA made certain covenants under the Business Combination Agreement, including, among others, the following:
•
subject to certain exceptions or as consented to in writing by Adagio (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, ARYA will, and will cause its subsidiaries to, not (including, in connection with the PIPE Financing) do any of the following:

•	adopt any amendments, supplements, restatements or modifications to the ARYA trust agreement or the governing documents of any ARYA Party;
•
declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of ARYA;

•	split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
•
make, change or revoke any material election concerning taxes, amend any income or other material tax return, surrender any right to claim a material refund of any taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•	incur, create, assume, guarantee or otherwise become liable for any indebtedness, except for indebtedness for borrowed money in an aggregate amount not to exceed $3,000,000;
•	make any loans or advances to, or capital contributions in, any other person, other than to, or in, ARYA or any of its subsidiaries;
•	issue any equity securities of ARYA or grant any additional options, warrants or stock appreciation rights with respect to its equity securities;
•
enter into, amend, modify or renew any ARYA related party transaction (other than with respect to incurrence of indebtedness, any expiration or automatic extension or renewal of any contract pursuant to its terms), or entry into any contract that would constitute an ARYA related party transaction if entered into prior to the execution and delivery of the Business Combination Agreement;

•
engage in any activities or business, or incur any material liabilities, other than any activities, businesses or liabilities that are (A) either permitted under Section 5.12 of the Business Combination Agreement (including, for the avoidance of doubt, any activities, businesses or liabilities contemplated by, incurred in connection with or that are otherwise incidental or attendant to the Business Combination Agreement or any ancillary document to the Business Combination Agreement, the performance of any covenants or agreements under the Business Combination Agreement or any ancillary document to the Business Combination Agreement or the consummation of the transactions contemplated thereby) or in accordance with Section 5.12 of the Business Combination Agreement, (B) in connection with or incidental or related to its continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on Nasdaq, or (C) administrative or ministerial in nature;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
•
enter into any contract providing for the payment of any brokerage fee, finders’ fee, investment bankers’ or other fee or commission in connection with the transactions contemplated by the Business Combination Agreement;

•	subject to certain exceptions, engage in any activities or business, or incur any material liabilities; and
•	enter into any contract to take or cause to be taken any of the actions set forth above.
•
Upon the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to Closing, ARYA shall deliver to the trustee all documents, certificates or other notices required to be delivered to the trustee pursuant to the trust agreement and shall cause the trustee to (i) pay all amounts (if any) payable to the ARYA shareholders pursuant to redemptions of ARYA’s shareholders in connection with the Business Combination; (ii) pay the deferred underwriting expenses as set forth in the trust agreement; (iii) pay all remaining amounts to ARYA or to such other recipients in accordance with the trust agreement; and (iv) terminate the trust account following the completion of the actions described in clauses (i) through (iii);

•
as promptly as reasonably practicable following the time at which this proxy statement/prospectus is declared effective under the Securities Act, ARYA shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its shareholders in accordance with the governing documents of ARYA, for the purposes of obtaining the Required ARYA Shareholder Approval for the for the Business Combination Proposal and the ARYA Merger Proposal;

•
ListCo shall purchase, at or prior to the Closing, and New Adagio shall maintain, for a period of six years following the Closing, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance for the benefit of those persons covered by any comparable insurance policies of ARYA in effect as of the date of the Business Combination Agreement with respect to matters occurring on or prior to the Closing;

•
prior to the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, ARYA shall not, and shall cause its representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to any transaction constituting a “Business Combination” as defined in ARYA’s governing documents as in effect as of the date hereof (which we refer to as an “ARYA Acquisition Proposal”); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an ARYA Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding an ARYA Acquisition Proposal; or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek any of the foregoing;

•
as promptly as reasonably practicable (and in any event within one business day) following the date of the Business Combination Agreement, ListCo, as the sole shareholder of ARYA Merger Sub, shall approve and adopt the Business Combination Agreement, the ancillary documents to which ARYA Merger Sub is or will be a party and the transactions contemplated therein (including the ARYA Merger);

•
as promptly as reasonably practicable (and in any event within one business day) following the date of the Business Combination Agreement, ARYA, as the sole stockholder of ListCo, shall approve and adopt the Business Combination Agreement, the ancillary documents to which ListCo is or will be a party and the transactions contemplated hereby and thereby (including the Mergers); and

•
as promptly as reasonably practicable (and in any event within one business day) following the date of the Business Combination Agreement, ListCo, as the sole shareholder of Adagio Merger Sub, shall approve and adopt the Business Combination Agreement, the ancillary documents to which Adagio Merger Sub is or will be a party and the transactions contemplated therein (including the Adagio Merger).

Mutual Covenants of the Parties
The parties made certain covenants under the Business Combination Agreement, including, among others, the following:
•	using reasonable best efforts to consummate the Business Combination;
•	making public announcements;
•	confidentiality;
•	providing each party reasonable access to books, records, properties and employees;
•
reasonably cooperating with the parties and their representatives in any prosecution, contest or defense of any action by or against a third party in connection with any fact, situation, circumstance or transaction relating to, in connection with or arising from, with respect to the business combination; such cooperation to include commercially reasonable efforts to make available pertinent personnel, to participate in meetings, to provide such testimony and access to their respective books and records and to take such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense;

•	using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements;
•	cooperating in connection with certain tax matters and filings;
•	cooperating to provide financial statements and related information in connection with accounting matters and SEC filings;

•
taking all actions within their respective power as may be necessary or appropriate such that effective immediately after the Adagio Merger Effective Time, the directors, officers and committee members of the New Adagio Board shall consist of the members as in accordance with the terms set forth in Section 5.18 of the Business Combination Agreement and described below under the section entitled “—Board of Directors”;

•	preparing and filing with the SEC, this proxy statement/prospectus on Form S-4 relating to the Business Combination;
•
prior to the effectiveness of this proxy statement/prospectus, cause the ListCo Board to approve and adopt an equity incentive plan in a form to be mutually agreed between ARYA and Adagio (such agreement not to be unreasonably withheld, conditioned or delayed) in the manner prescribed under applicable laws, effective as of one day prior to the Closing Date, which shall provide for an aggregate share reserve thereunder equal to at least 20% of the number of shares of New Adagio Common Stock on a fully diluted basis at the Closing (plus the shares of New Adagio Common Stock subject to rollover options), plus an increase commencing on January 1, 2025 and continuing annually on the anniversary thereof through (and including) January 1, 2034, equal to the lesser of (i) 5% of the number of shares of New Adagio Common Stock on a fully diluted basis on the last day of the immediately preceding calendar year and (ii) such smaller number of shares of New Adagio Common Stock as determined by the New Adagio Board or the compensation committee of the New Adagio Board; and

•
prior to the effectiveness of this proxy statement/prospectus, cause the ListCo Board to approve and adopt an equity incentive plan in a form to be mutually agreed between ARYA and Adagio (such agreement not to be unreasonably withheld, conditioned or delayed) in the manner prescribed under applicable laws, effective as of one day prior to the Closing Date, which shall provide for an aggregate share reserve thereunder equal to at least 15% of the number of shares of New Adagio Common Stock on a fully diluted basis at the Closing for the purposes of making grants of equity awards to certain mutually agreed key employees of Adagio at the Closing.

Board of Directors
Immediately after the Adagio Merger Effective Time: (i) the New Adagio Board shall initially consist of up to seven (7) directors, which shall be divided into three (3) classes, with directors serving staggered three-year terms, designated Class I, II and III, with Class I consisting of two (2) directors whose initial terms expire at the first annual meeting of the stockholders of New Adagio following the Closing Date, Class II consisting of two (2) directors whose initial terms expire at the second annual meeting of the stockholders of New Adagio following the Closing Date, and Class III consisting of up to three (3) directors whose initial terms expire at the third annual meeting of the stockholders of New Adagio following the Closing Date; (ii) the members of the New Adagio Board are the individuals determined in accordance with the paragraph immediately below; and (iii) the members of the compensation committee, audit committee and nominating committee of the New Adagio Board are the individuals determined in accordance with the paragraph immediately below.
Prior to the date that this proxy statement/prospectus is declared effective under the Securities Act, (i) Adagio, following consultation with ARYA and the Sponsor, shall designate three (3) individuals to serve as initial directors on the New Adagio Board immediately after the Adagio Merger Effective Time, (A) each of whom shall be reasonably acceptable to ARYA and the Sponsor and (B) two (2) of whom shall be Class I directors and one (1) of whom shall be a Class II director (each, a “Adagio Designee”), and (ii) the Sponsor, following consultation with Adagio, shall designate four (4) individuals to serve as initial directors on the New Adagio Board immediately after the Adagio Merger Effective Time, one (1) of whom shall be a Class II director and three (3) of whom shall be Class III directors (the “ARYA Designees”), in each case as determined by the Sponsor. Notwithstanding the foregoing or anything to the contrary herein, unless otherwise agreed in writing by the Sponsor prior to the date that this proxy statement/prospectus is declared effective under the Securities Act, a sufficient number of the Adagio Designees shall be “independent directors” under the listing rules of Nasdaq such that, together with the ARYA Designees who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq.
Prior to the time at which this proxy statement/prospectus is declared effective under the Securities Act, (i) Adagio may designate an Adagio Designee to serve as a member of the compensation committee, the audit committee and/or the nominating committee of the New Adagio Board immediately after the Adagio Merger

Effective Time, who shall be “independent” for purposes of the applicable listing rules of Nasdaq and applicable Federal Securities Laws, and (ii) Sponsor shall, subject to clause (i), designate each other director that will serve on the compensation committee, the audit committee and the nominating committee of the New Adagio Board immediately after the Adagio Merger Effective Time, subject to applicable listing rules of Nasdaq and applicable federal securities laws.
As promptly as reasonably practicable following the date hereof and in any event prior to the time at which this proxy statement/prospectus is declared effective under the Securities Act, Adagio shall, in consultation with ARYA and the Sponsor, designate the individuals who shall serve as initial officers of New Adagio (each, an “Officer” and collectively, the “Officers”) immediately after the Adagio Merger Effective Time. In the event that any such individual is unwilling or unable (whether due to death, disability or otherwise) to serve as an Officer, then, prior to the time at which this proxy statement/prospectus is declared effective under the Securities Act, Adagio may, with the prior written consent of ARYA and the Sponsor (such consent not to be unreasonably withheld, conditioned or delayed) replace such individual with another individual to serve as such Officer and, if ARYA and the Sponsor provide consent to the replacement of such Officer, such replacement individual shall serve as an Officer in lieu of, and to serve with the same title as, the individual so replaced.
At or prior to the Closing, ListCo will provide the Sponsor (on behalf of the ARYA Designees) with and, subject to the entry into the same by the ARYA Designees, will enter into a director indemnification agreement with the ARYA Designees, in a form and substance approved by the ListCo Board and reasonably acceptable to the Sponsor; provided, however, that in no event shall the terms and conditions of any such director indemnification agreement entered into by the Sponsor be less favorable to the underlying director than those (if any) entered into by New Adagio with any other members of the New Adagio Board following the Closing.
Survival of Representations, Warranties and Covenants
The representations, warranties, agreements and covenants in Business Combination Agreement shall terminate at the Adagio Merger Effective Time, except for (a) those covenants and agreements that, by their terms, contemplate performance after the Adagio Merger Effective Time and (b) those standard representations and warranties relating to ARYA and Adagio’s investigation and exclusivity of representation and warranties set forth in the Business Combination Agreement each of which shall survive following the Adagio Merger Effective Time.
Termination
The Business Combination Agreement may be terminated and the transactions contemplated by the Business Combination Agreement may be abandoned under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
•	by the mutual written consent of ARYA and Adagio;
•
by ARYA, if any of the representations or warranties made by Adagio shall not be true and correct or if Adagio has failed to perform any covenant or agreement under the Business Combination Agreement (including an obligation to consummate the Closing), such that the conditions to the obligations of ARYA, as described in the section entitled “—Conditions to Closing of the Business Combination” would not be satisfied and the breach causing such representations or warranties not to be true and correct, or the failure to perform such covenants or agreements, as applicable, is not cured or cannot be cured within the earlier of (i) 30 days after written notice of such breach, failure to perform, or failure to cure is delivered to Adagio by ARYA and (ii) August 13, 2024 (the “BCA Termination Date”);

•
by Adagio, if any of the representations or warranties made by any ARYA Party shall not be true and correct or if any ARYA Party has failed to perform any covenant or agreement under the Business Combination Agreement (including an obligation to consummate the Closing), such that the conditions to the obligations of ARYA, as described in the section entitled “—Conditions to Closing of the Business Combination” would not be satisfied and the breach causing such representations or warranties not to be true and correct, or the failure to perform such covenants or agreements, as applicable, is not cured or cannot be cured within the earlier of (i) 30 days after written notice of such breach, failure to perform, or failure to cure is delivered to ARYA by Adagio and (ii) the BCA Termination Date;

•	by either ARYA or Adagio, subject to certain exceptions, if the Closing shall not have occurred on or prior to the BCA Termination Date;

•
by either ARYA or Adagio, if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable;

•	by either ARYA or Adagio if the Required ARYA Shareholder Approval is not obtained at the extraordinary general meeting (including any adjournment of the meeting);
•
by ARYA, if Adagio does not deliver, or cause to be delivered to ARYA, the Adagio Stockholder Written Consent on or prior to the date which is two business days following the date on which this proxy statement/prospectus is declared effective under the Securities Act (the “Adagio Stockholder Written Consent Deadline”) and such failure is not cured within three calendar days after the Adagio Stockholder Written Consent Deadline; or

•	by either ARYA or Adagio, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the Termination Date.
If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except (i) in the case of a willful breach of any covenant or agreement under the Business Combination Agreement or fraud, (ii) for customary obligations that survive the termination of the Business Combination Agreement (such as confidentiality obligations) and (iii) the confidentiality agreement, which shall survive such termination and remain a valid and binding obligation of the parties in accordance with its terms.
If the Business Combination Agreement is validly terminated pursuant to Section 7.1(b) or Section 7.1(g) of the Business Combination Agreement or is otherwise terminated pursuant to Section 7.1 of the Business Combination Agreement and, at the time of such termination, ARYA would have been entitled to terminate the Business Combination Agreement pursuant to Section 7.1(b) thereof (without giving effect to any cure period set forth therein), and within six months thereof any Adagio Entity enters into a definitive agreement with respect to a Business Acquisition Proposal, Adagio shall pay ARYA’s, the Sponsor’s, and ListCo’s costs and expenses incurred in connection with the negotiation and preparation of the Business Combination Agreement transactions, not to exceed $1,500,000.
Expenses
Except as set forth above in the section entitled “—Termination,” the fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated by the Business Combination Agreement, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses.
Governing Law
The Business Combination Agreement is construed and enforced in accordance with and governed by the laws (both substantive and procedural) of the State of Delaware, without giving effect to its conflict of laws principles (provided that matters that, as a matter of the laws of the laws of the Cayman Islands, are required to be governed by the laws of the Cayman Islands, including the ARYA Merger, shall be governed by the laws of the Cayman Islands).
Amendments
The Business Combination Agreement may not be amended or modified, except by a writing signed by (i) ARYA and Adagio prior to the Adagio Merger Effective Time and (ii) Adagio, the Sponsor and ListCo following the Adagio Merger Effective Time.
Ownership of New Adagio Immediately Following the Business Combination
It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately [•]% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately [•]% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; (iv) the PIPE

Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately [•]% of the outstanding New Adagio Common Stock. Assuming 100% of the holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 0% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately [•]% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately [•]% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately [•]% of the outstanding New Adagio Common Stock. These percentages are based on (i) the assumptions described in the footnotes to the table under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”), and (ii) a redemption value of the Public Shares on the Closing Date of approximately $[•] per share (based on the aggregate amount on deposit in the Trust Account of approximately $[•] as of [•], 2024).
Impact of the Business Combination on Public Float
For more information on the impact on post-Closing public float of redemptions in connection with the Business Combination, sources of dilution and other issuances of shares of New Adagio Common Stock in connection with the Business Combination and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
Certain Agreements Related to the Business Combination
Subscription Agreements
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors committed $45,000,000 of financing, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market and not to redeem such shares prior to the Closing Date, and (ii) non-redemption commitments by certain investors. In connection with the PIPE Financing, certain PIPE Investors will be issued Base Warrants and/or Pre-Funded Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. In addition to the Bridge Financing Notes that will be contributed to ListCo in exchange for shares of New Adagio Common Stock pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will also subscribe for approximately $[•] of shares of New Adagio Common Stock and Base Warrants in the PIPE Financing. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement
In connection with the execution of the Business Combination Agreement, the Convert Investors executed the Convertible Security Subscription Agreement, pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of New Adagio Convertible Notes, which will be convertible into shares of New Adagio Common Stock, and 1,500,000 Convert Warrants, each Convert Warrant being exercisable for one share of New Adagio Common Stock at $24.00 per share, subject to adjustment. The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased $7,000,000 of 2024 Bridge Financing Notes pursuant to the 2024 Bridge Financing Note Subscription Agreement. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and 937,500 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement. Subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio Common Stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, ListCo, ARYA, the Perceptive PIPE Investor, the Sponsor and the other initial shareholders, and certain Adagio Stockholders entered into the Investor Rights Agreement pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders, certain Adagio Stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Pursuant to the terms of the Investor Rights Agreement, ListCo will be obligated to file a registration statement to register the resale of certain shares of New Adagio Common Stock within 45 days after the Closing, and ListCo is required at all times to maintain the effectiveness of such resale registration statement for the benefit of the holders party to the agreement. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, the certain Adagio Stockholders, the Perceptive PIPE Investor and the Sponsor (including the Permitted Transferees (as defined therein) of the Perceptive PIPE Investor and the Sponsor) may demand at any time or from time to time, that ListCo file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of ListCo held by such holders. The Investor Rights Agreement will also provide holders party thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Registration and Shareholder Rights Agreement executed in connection with ARYA’s initial public offering will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Insiders, ListCo and Adagio entered into the Sponsor Letter Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in this proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements, (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing (as defined in this proxy statement/prospectus), (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be re-issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, as Incentive Shares, and (vii) the Sponsor has agreed to amend the lock-up provisions included in the SPAC Sponsor Letter Agreement and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement.
Transaction Support Agreement
Pursuant to the Business Combination Agreement, certain Adagio Stockholders entered into a Transaction Support Agreements with ARYA, pursuant to which such Adagio Stockholders have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.
Background of the Business Combination
ARYA is a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In conducting a targeted search for a business combination target, as described in greater detail below, ARYA utilized the global network and investing, industry and sector, and transaction experience of the Sponsor, ARYA’s management and the ARYA Board. The terms of the Business Combination Agreement and the related ancillary documents are the result of extensive negotiations among ARYA, Adagio and their respective representatives and advisors.
In January 2021, prior to the closing of ARYA’s initial public offering, ARYA issued 3,737,500 Class B ordinary shares to the Sponsor in exchange for a capital contribution of $25,000, and the Sponsor subsequently transferred 30,000 Class B ordinary shares to each of Messrs. Wider and Henderson and Ms. Trigg. On February 25, 2021, ARYA completed its initial public offering of 14,950,000 Class A ordinary shares at a price of $10.00 per share generating gross proceeds of $149.5 million before underwriting discounts and expenses. Concurrently with the closing of its initial public offering, ARYA completed the private placement of 499,000 Private Placement Shares at a price of $10.00 per Private Placement Share to the Sponsor. The private placement shares sold in the private placement are substantially identical to the Public Shares sold in the initial public offering, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Placement Shares (except to certain permitted transferees) until 30 days after the completion of ARYA’s initial business combination. Prior to the consummation of ARYA’s initial public offering, neither ARYA, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving ARYA.
Following the completion of its initial public offering and, at the direction of the ARYA Board, ARYA’s directors and management commenced a focused search for potential business combination targets, leveraging ARYA’s management’s and directors’ and the Sponsor’s network of investment bankers, private equity firms and hedge funds (including Perceptive Advisors and its affiliates) and numerous other business relationships. The focus of this targeted search was potential business combination targets in the life sciences and medical technology sectors, which ARYA’s directors and management believed, based on their experience, could satisfy certain key criteria for a business combination target, including, among others: (a) scientific or other competitive advantages in the markets in which they operate and which could benefit from access to additional capital as well as ARYA management’s industry relationships and expertise; (b) readiness to be public, with, among other potential attributes, strong management and corporate governance in place; (c) likelihood to be well received by public investors and expected to have good access to the public capital markets; (d) significant embedded and/or underexploited growth opportunities; (e) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and business, operational and financial due diligence review; or (f) the ability to offer attractive risk-adjusted equity returns for ARYA’s shareholders.

In its initial search for a potential business combination target, ARYA identified three potential business combination targets (including a gene therapy business (the “Amicus Gene Therapy Business”) operated by Amicus Therapeutics, Inc. (“Amicus”)) that it believed could satisfy one or more of its key criteria for a business combination target. ARYA engaged in preliminary due diligence on each and evaluated and analyzed each as a potential business combination target based on, among other things, publicly available information and other market research available to ARYA management and representatives of the Sponsor and ARYA management’s and director’s existing knowledge of the potential targets as a result of their network and existing relationships. This preliminary diligence, evaluation and analysis with respect to each potential business combination target identified was focused on business, operational and financial matters, including, among other things, product candidate pipelines, other potential product or service offerings, technology, market potential and financial information.
ARYA engaged in preliminary discussions with respect to a potential business combination involving each target, entered into confidentiality agreements with two targets (including Amicus in respect of the Amicus Gene Therapy Business) and engaged in further business, operational and financial due diligence with respect to the targets with whom it entered into confidentiality agreements, which included, among others, review of financial data, discussions with management and review of scientific data with respect to each such target’s product candidate pipeline. Following these discussions, and based on its due diligence, evaluation and analysis of each such potential target, ARYA submitted non-binding term sheets with respect to each and further discussed and explored a potential business combination on terms that it believed could satisfy one or more of its key criteria for a business combination. Following its due diligence, evaluation and analysis and varying levels of negotiation of terms with the three potential targets, ARYA, with the support of the ARYA Board, ceased discussions with the potential business combination targets (other than Amicus in respect of the Amicus Gene Therapy Business) and determined to focus its efforts on a potential business combination involving the Amicus Gene Therapy Business. Following extensive negotiations, due diligence and evaluation in respect of the business combination involving the Amicus Gene Therapy Business, on September 29, 2021, following approval of the ARYA Board, ARYA entered into a Business Combination Agreement (the “Amicus Business Combination Agreement”) with Amicus in respect of its Gene Therapy Business. On November 1, 2021, ARYA filed a registration statement on Form S-4 with a preliminary proxy statement/prospectus relating to the Amicus Business Combination Agreement and the transactions contemplated thereby. On February 23, 2022, ARYA and Amicus mutually agreed to terminate the Amicus Business Combination Agreement and all related transactions due to then-existing market conditions, with immediate effect.
Promptly following the termination of the Amicus Business Combination Agreement, ARYA, at the direction of the ARYA Board, re-commenced a search for potential business combination targets, leveraging its management’s and directors’ and Sponsor’s respective network of investment bankers, private equity firms and hedge funds (including Perceptive Advisors and its affiliates) and numerous other business relationships. This search was focused on potential targets that it believed could potentially meet one or more of its acquisition criteria.
During this search process, ARYA conducted preliminary due diligence on seven potential business combination targets in the life sciences and medical technology sectors (including Adagio) and evaluated and analyzed each as potential business combination targets. ARYA’s due diligence, evaluation and analysis involved, among other things, diligence with respect to, and evaluating and analyzing, each target’s potential product or service offerings, technology, market potential and financial information, in each case, based on publicly available information and other market research available to the ARYA management team and its advisors, and, in certain cases, the ARYA management team’s existing knowledge of the potential targets as a result of its network and existing relationships.
In the case of Adagio, this also included ARYA management’s knowledge of the cardiac ablation technology industry and Adagio’s business, technologies and product and service offerings as a result of Perceptive PIPE Investor’s investment in Adagio, which includes (i) a 2020 investment in Adagio’s Series E Preferred Stock and (ii) a 2022 investment in convertible notes issued by Adagio to raise working capital for use in the operation of Adagio’s business pursuant to a Note Purchase Agreement, dated October 27, 2022 (the “2022 Adagio Notes”) (as a result of the foregoing investments, Perceptive PIPE Investor holds approximately 7.4% of the issued and outstanding equity securities of Adagio (on a fully-diluted basis, exclusive of the 2022 Adagio Notes and the other convertible bridge notes described further below), and holds 2022 Bridge Notes in the original principal amount of $3,000,000 (out of the aggregate total of $9,500,000 of 2022 Adagio Notes issued by Adagio to investors)). In connection with Perceptive PIPE Investor’s investments in Adagio, Perceptive PIPE Investor holds board observation rights and has become familiar with Adagio’s business.

From May, 2022 through January, 2023, ARYA had preliminary discussions with each potential business combination target regarding a potential business combination, and based on its due diligence, evaluation and analysis of each such potential target and these discussions, ARYA submitted non-binding term sheets with respect to seven potential targets (including Adagio). ARYA had varying levels of additional discussions and negotiations with these potential targets following submission of these term sheets, depending on, among other things, their level of interest in a potential business combination or the terms thereof. In addition, ARYA entered into confidentiality agreements and engaged in further business, operational and financial due diligence with respect to two of such targets (including Adagio). ARYA ceased exploration of, and discussions with, six of these other potential business combination targets because of, among other things, (a) in certain cases, the target’s low level of interest in a business combination transaction or desire to explore other strategic transactions, (b) in certain cases, the inability to reach agreement on terms acceptable to both ARYA and the potential target and (c) in certain cases, as a result of ARYA’s directors’ and management’s belief (based on their preliminary due diligence, evaluation and analysis of such potential targets and the terms of a potential business combination transaction vis-a-vis such targets and the Adagio Business, respectively) that the Adagio Business was a more attractive potential business combination target that could best satisfy ARYA’s key criteria for a business combination target, including, in particular, (i) scientific or other competitive advantages in the markets in which it operates; (ii) readiness to be public, with, among other potential attributes, strong management and corporate governance in place and (iii) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and business, operational and financial due diligence review.
With respect to Adagio, in late December, 2022, Olav Bergheim, chief executive officer of Adagio indicated to Michael Altman, director and chief financial officer of ARYA, and Konstantin Poukalov, chief business officer of ARYA, that Adagio had engaged Stifel Financial Corp. (“Stifel”) as financial advisor to Adagio and was engaged in the process of seeking additional financing (either by means of an equity issuance by Adagio or a sale of Adagio to one or more potential purchasers), but that due to prevailing market conditions Adagio had not yet agreed to any mutually acceptable terms with any third parties. Thereafter, from December 2022 through January 22, 2023, Mr. Altman and Mr. Poukalov and other representatives of the Sponsor held multiple meetings with Mr. Bergheim and other representatives of Adagio and Stifel, to discuss, among other things, the potential benefits of, a business combination with ARYA. Following such initial discussions, in January, 2023, Mr. Altman informed the directors and officers of ARYA of the possibility of exploration of a business combination between ARYA and Adagio, and ARYA’s officers and directors determined that additional discussions were warranted.
Additionally following such discussions, Adagio’s officers and directors determined that additional discussions and the exploration of a potential business combination between Adagio and ARYA were warranted and that, in order to facilitate such discussions and exploration concerning a potential business combination, Adagio would provide representatives of ARYA with further information for purposes of conducting preliminary business, operational and financial due diligence with respect to Adagio.
Between late December, 2022 and mid-January, 2023, Adagio provided representatives of ARYA with certain initial business, operational and financial due diligence and data with respect to Adagio and its business (by email and upon request from ARYA’s representatives), and representatives of ARYA held multiple telephonic and videoconference meetings with representatives of Adagio to discuss Adagio’s business, as well as the high-level framework for a potential business combination among the parties, and during this same time period, representatives of ARYA engaged in further business, operational and financial due diligence with respect to the Adagio Business.
On January 25, 2023, Mr. Bergheim invited ARYA to submit proposed terms for a business combination between the parties. On January 25, 2023, representatives of ARYA provided representatives of Adagio with a draft, non-binding term sheet with respect to the potential business combination, which provided for a $75 million pre-transaction equity value of Adagio, expected PIPE financing of $50 million (with $15 million to be provided by the Perceptive PIPE Investor), and other customary terms and conditions for transactions of this type.
Between January 25, 2023 and February 28, 2023, representatives of ARYA and Kirkland & Ellis LLP (“K&E”), counsel to ARYA, on the one hand, and representatives of Adagio and Reed Smith LLP (“Reed Smith”), counsel to Adagio, on the other hand, held multiple telephonic and videoconference meetings and exchanged multiple revised drafts of the non-binding term sheet. Over the same period of time, ARYA and Adagio came to agreement on the outstanding business issues in the non-binding term sheet, including, among others: (a) the pre-transaction equity value of Adagio (which the parties agreed would be a fixed pre-transaction equity value of $80 million, on a fully diluted basis); (b) the forfeiture, by the Sponsor, of up to 1,000,000 of the ARYA Class B ordinary shares held by the Sponsor in connection with the potential business combination transaction; (c) the subjecting of 1,147,500 ARYA Class B ordinary shares held by the Sponsor to share trigger price vesting of $24.00 per share; (d) the post-closing Board composition (which the parties initially agreed would consist of a mutually agreeable number of directors, with (i) one individual designated by the Sponsor and (ii) the other directors being existing directors of Adagio or “independent” directors designated by Adagio and mutually agreed to by both the Sponsor and Adagio in each case); (e) a 12-month post-Closing lock-up period applicable to the Adagio shareholders, the Sponsor, Perceptive PIPE Investor and the Other Class B Shareholders; and (f) the key closing conditions, including the amount and components of the minimum cash condition (which the parties initially agreed would be a mutual $60 million minimum cash condition). Additionally, ARYA and Adagio each acknowledged and agreed that, in order to pursue a business combination transaction with ARYA, Adagio would require additional working capital for its operations prior to consummation of a proposed business combination transaction; therefore, the parties and the Perceptive PIPE Investor agreed that, in connection with the execution of a non-binding term sheet, the Perceptive PIPE Investor would negotiate and mutually agree upon the terms of the April 2023 Notes, wherein the Perceptive PIPE Investor would commit to invest up to $15 million of bridge financing in the form of convertible notes (which would convert into ARYA shares in connection with the PIPE Financing at the time of the potential business combination, and would constitute a portion of the expected transaction proceeds).
During this same time period, Mr. Altman kept ARYA’s Board apprised regarding the status of discussions and negotiations with Adagio, including during the course of regular board correspondence. At the direction of ARYA’s directors, ARYA management continued to conduct business, operational and financial due diligence with respect to Adagio (including its potential product and service offerings and related technology), the market for similar products and the public financing markets in connection with exploring the potential business combination, including through additional discussions with Adagio management and review of financial and scientific data provided by Adagio with respect to its business.
On February 27, 2023, ARYA contacted Jefferies LLC (“Jefferies”), requesting that Jefferies act as financial advisor to ARYA with respect to the potential transaction, and placement agent with respect to the potential PIPE Financing.
On February 28, 2023, ARYA and Adagio agreed to the final terms of the non-binding term sheet, and each determined to further evaluate, negotiate and pursue a potential business combination. This determination by ARYA was based on, among other things: (a) ARYA’s directors’ and management’s belief, based on its analysis and review and initial due diligence and the terms of the non-binding term sheet, that Adagio met certain of its key criteria in a business combination target, including, in particular: (i) scientific or other competitive advantages in the markets in which it operates; and (ii) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and business, operational and financial due diligence review (including significant existing clinical trial data, existing relationships with production partners with commercial expansion capabilities to support commercialization and growth of key products); (b) the level of engagement by, and advanced negotiations and discussions with, Adagio, including with respect to having a preliminary agreement on key terms and conditions of a potential transaction; and (c) Adagio’s preparedness and willingness to devote appropriate resources to negotiating and executing definitive agreements and to consummating a business combination.
Also on February 28, 2023, Adagio executed a non-disclosure agreement with ARYA pursuant to which ARYA and Adagio agreed to exchange confidential information for purposes of further evaluating and, as each party saw fit, negotiating, pursuing and consummating a potential business combination transaction.
Also on February 28, 2023, at an extraordinary general meeting of ARYA, ARYA’s shareholders elected to extend the date by which ARYA has to consummate a business combination (the “Termination Date”) from March 2, 2023 to June 2, 2023, and to allow ARYA, without another shareholder vote, to elect to further extend such Termination Date on a monthly basis until March 2, 2024 by resolution of the ARYA Board if requested by the Sponsor and by depositing $140,000 every month into the Trust Account (for more information, also see “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal.”).
On March 3, 2023, representatives of ARYA, K&E, Jefferies, Adagio, Stifel, Reed Smith and WithumSmith+Brown, PC (“Withum”), as auditor to Adagio and ARYA conducted a videoconference meeting during which the parties and their respective representatives and advisors discussed preliminary matters relating to the timeline and process to signing definitive agreements providing for a potential business combination and the PIPE

Financing. During such videoconference, the parties discussed the transaction timeline would need to be adjusted to allow for completion of the audit of Adagio’s 2022 Consolidated Financial Statements, prior to initiating the PIPE marketing process. The parties also discussed the preparation and negotiation of the documents needed for implementation of the agreed $15 million bridge financing for Adagio under the April 2023 Notes, including discussions regarding the Adagio’s ongoing discussions with Silicon Valley Bank, a division of First-Citizen Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as Receiver for Silicon Valley Bridge Bank N.A. (as successor to Silicon Valley Bank)) (“SVB”), to obtain SVB’s consent to the bridge financing under the April 2023 Notes, which would be required pursuant to the existing Loan and Security Agreement, dated February 3, 2023 (the “SVB Term Loan”) by and among Adagio and SVB.
On March 9, 2023, at a meeting of the audit committee of the ARYA Board, Mr. Altman gave the directors present an update regarding the status and timeline of the potential business combination transaction with Adagio, including developments related to Adagio’s business operations, and the progress of the audit of Adagio’s 2022 financial statements, and such directors expressed support for continued pursuit of the potential transaction with Adagio.
On March 16, 2023, on behalf of the Perceptive PIPE Investor, K&E distributed to Reed Smith, the first draft of the note purchase agreement and form of promissory note for the bridge financing transaction under the April 2023 Notes. Later on March 16, 2023, Reed Smith distributed to K&E, SVB’s standard form of subordination agreement (the “Subordination Agreement”).
Between March 16, 2023 and April 4, 2023, K&E and Reed Smith negotiated the terms and exchanged drafts of the April 2023 Notes and related documents, including the note purchase agreement and form of convertible promissory note for the April 2023 Notes, the Subordination Agreement, and a proposed amendment to the terms of the 2022 Adagio Notes, by and among Adagio, the Perceptive PIPE Investor and certain other Adagio investors (the “Omnibus 2022 Note Amendment”), which amendment was necessary in order to facilitate the bridge financing under the April 2023 Notes and to provide for treatment of the 2022 Adagio Notes in connection with a de-SPAC transaction (including the proposed business combination transaction with ARYA), about which the 2022 Adagio Notes were previously silent.
On April 4, 2023, at a meeting of the audit committee of the ARYA Board, Mr. Altman gave the directors present an update regarding the status and timeline of the potential business combination transaction with Adagio, including developments related to Adagio’s business operations, and the progress of the audit of Adagio’s 2022 financial statements, and such directors expressed support for continued pursuit of the potential transaction with Adagio.
Also on April 4, 2023, the note purchase agreement for the April 2023 Notes, together with the initial promissory note issued to the Perceptive PIPE Investor thereunder, the Subordination Agreement and the Omnibus 2022 Note Amendment were executed by each party thereto, and pursuant to the initial April 2023 Note, Adagio drew an original principal amount of $5,000,000 for working capital and other general corporate purposes.
On May 2, 2023, representatives of ARYA, K&E, Jefferies, Adagio, Stifel, Reed Smith and Withum conducted a videoconference meeting during which the parties and their respective representatives and advisors discussed matters relating to the progress of the audit of Adagio’s 2022 financial statements, transaction timeline and process to signing definitive agreements providing for a potential business combination, and discussed and tentatively agreed on a work plan ultimately leading to such definitive agreements in late June 2023.
On May 8, 2023, Adagio provided representatives of ARYA and its advisors with access to the online data room for purposes of conducting further business, financial, operational, accounting, legal, tax, intellectual property and other due diligence with respect to Adagio and its business.
Between May 8, 2023 and November 19, 2023, representatives of ARYA conducted further business, operational and financial due diligence with respect to Adagio and, over the same period of time, ARYA’s legal, tax and other advisors conducted due diligence with respect to Adagio and its business, in each case, based on information available in the data room, written responses from representatives of Adagio and customary due diligence calls with representatives and advisors of Adagio. K&E, King & Spalding LLP (who conducted regulatory due diligence for ARYA) and Fox Rothschild (who conducted intellectual property, information technology, data and cybersecurity due diligence for ARYA) conducted legal due diligence videoconference meetings with representatives of Adagio and Adagio’s counsel Reed Smith, on September 20, 2023, October 4, 2023 and October 19, 2023. Each of K&E, KPMG International Limited (“KPMG”), who conducted tax and accounting due diligence for ARYA, King & Spalding LLP and Fox Rothschild provided ARYA with a due diligence report summarizing its key findings with respect to its due diligence review of Adagio and its business. These reports were provided to the ARYA Board in advance of the videoconference meeting of the ARYA Board on November 28, 2023 (as further described below).
Between May, 2023 and September, 2023 Mr. Altman and representatives of ARYA kept the ARYA Board apprised regarding the status and timeline of the potential business combination transaction with Adagio, including regular reports at meetings of ARYA’s audit committee held on May 8, 2023 and August 10, 2023, and during the course of regular board correspondence, developments related to Adagio’s business operations, and the progress of the audit of Adagio’s 2022 financial statements, and at the direction of ARYA’s directors, continued to conduct business, operational and financial due diligence with respect to Adagio (including its potential product and service offerings and related technology), the market for similar products and public financing markets in connection with exploring the potential business combination, including through additional discussions with Adagio management and review of financial and scientific data provided by Adagio with respect to its business.
On June 30, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
Between July 23, 2023 and February 9, 2024, representatives and advisors of each of ARYA and Adagio conducted weekly telephonic and videoconference meetings to discuss progress on, and provide updates with respect to, key work streams and other aspects of the potential business combination and, as needed, further refine the transaction timeline and steps and related work plan. In addition, during this same time period, a smaller subset of representatives and advisors of Adagio and ARYA met on a regular basis for the purposes of, among other things, reviewing Adagio’s technology and business and the expected transition of Adagio to a public company and discussing the contemplated business combination transaction.
On July 31, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
Between August 1, 2023 and February 13, 2024, representatives and advisors of ARYA, Adagio, and Jefferies exchanged numerous revised drafts of, and held various calls and meetings to discuss, the PIPE Financing investor presentation, research analyst coverage and outstanding information requests related thereto.
On August 31, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
On September 6, 2023, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier (Cayman) LLP (“Ogier”) (who have acted as counsel to ARYA with respect to matters of Cayman Islands law since the time of ARYA’s initial incorporation), ARYA’s management, and representatives of the Sponsor in attendance. At the meeting, ARYA’s management, representatives of the Sponsor, and representatives of K&E provided the ARYA directors with an update and overview of the potential business combination (including the agreed terms thereof and the potential benefits and the risks related thereto) and the process related thereto, as well as certain key investment highlights. ARYA management described for the Board, the business and operational due diligence that had been conducted by ARYA management (in conjunction with representatives of Sponsor) with respect to Adagio and its business, and presented to the Board a read-out of such business due diligence findings. Representatives from K&E and Ogier also reviewed with the ARYA directors their fiduciary duties in connection with the potential business combination and the ARYA directors disclosed, discussed and acknowledged actual and potential conflicts of interests of the ARYA directors with respect to the potential business combination, including (as described more fully elsewhere in the section entitled “—Interests of Certain Persons in the Business Combination”) the Perceptive PIPE Investor’s existing ownership interest in Adagio, including by virtue of its Series E Preferred Stock of Adagio, its outstanding 2022 Adagio Note, and its outstanding April 2023 Notes. Prior to this meeting, ARYA management had delivered to the ARYA directors a memorandum describing the Adagio business and terms of the potential business combination, as well as a conflict of interest disclosure questionnaire to be reviewed and completed by the directors. During this meeting, ARYA management referenced such materials in connection with the Board’s discussions. Additionally at this meeting, the Board held a discussion regarding the potential obtaining of a fairness opinion by an independent third party financial advisor, and the Board determined to explore potential options for the engagement of such third party fairness opinion providers. Following the meeting, ARYA’s independent directors (Messrs. Wider and Henderson and Ms. Trigg) held an executive session of the independent directors to further discuss the potential business combination.

On September 14, 2023, on behalf of ARYA, K&E distributed the first draft of the Business Combination Agreement to Reed Smith.
Between September 14, 2023 and October 24, 2023, K&E, on the one hand, and Reed Smith, on the other hand, exchanged numerous revised drafts of the Business Combination Agreement. Over the same period of time, K&E and Reed Smith and other representatives and advisors for ARYA and Adagio held numerous conference calls regarding certain terms and conditions of the Business Combination Agreement, including, among other things: (a) the overall structure and legal steps necessary to implement the potential business combination transactions, including agreeing upon the transaction steps and processes by which ListCo, ARYA Merger Sub and Company Merger Sub would be formed and combine in connection with the potential business combination transactions; (b) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement; and (c) the governance structure of ListCo following the Closing of the potential business combination. For further information related to the final resolution of items (a) through (c), please see the section entitled “—The Business Combination Agreement.”
Between September 27, 2023 and January 30, 2024, and in conjunction with the ongoing negotiation and revision of the Business Combination Agreement, K&E and Reed Smith exchanged revised drafts of the ancillary documents related to the Business Combination Agreement, including the form of Company Shareholder Support Agreement (the initial draft of which was delivered by K&E to Reed Smith on September 23, 2023), the Sponsor Letter Agreement (the initial draft of which was delivered by K&E to Reed Smith on September 27, 2023) and the Investor Rights Agreement (the initial draft of which was delivered by Reed Smith to K&E on October 11, 2023), and engaged in negotiations of such documents and agreements. Over the same period of time, K&E and Reed Smith and other representatives and advisors for ARYA and Adagio held numerous telephonic and videoconference meetings regarding certain terms and conditions of the ancillary agreements, including, among other things: (a) with respect to the form of Shareholder Support Agreement, (i) the agreement of the shareholders of Adagio to consent to and approve the proposed business combination, (ii) the waiver, by the shareholders of Adagio, of treatment of the business combination transaction as a liquidating transaction under Adagio’s governing documents, (iii) the Adagio shareholders’ consent to the increase of the number of authorized shares of the classes of Adagio’s stock into which the outstanding shares of Adagio Preferred Stock, outstanding Adagio Convertible Notes and Bridge Financing Notes are convertible; (b) with respect to the Sponsor Letter Agreement, (i) the Sponsor’s consent to the proposed business combination, (ii) the Sponsor’s and the Other Class B Shareholders’ agreement to vote for approval of the proposed business combination, (iii) the Sponsor and the Other Class B Shareholders agreement to waive anti-dilution protections and other rights to adjustment with respect to their Class B Shares, (iv) the terms of the earn-out shares subject to share trigger price vesting of $24 per share with an applicable earn-out period of ten years, (v) the ability of the Sponsor to transfer such earn-out shares being limited to certain permitted transfers, and (vi) the Sponsor retaining its rights as a stockholder of ListCo with respect to the earn-out shares during any period of restrictions on transfer or sale thereof; and (c) with respect to the Investor Rights Agreement, (i) the minimum offering size thresholds for demand registrations, underwritten shelf takedowns, block trades, management participation in roadshows, and (ii) carveouts of certain investors from the 365 day lock-up provision and application of a six month lock-up to certain directors and officers instead of the 365 day lock-up. For further information related to the ancillary agreements, please see the section entitled “—Certain Agreements Related to the Business Combination.”
Beginning in early September, 2023, representatives of Jefferies as the placement agent, held conversations with prospective investors with respect to the proposed PIPE Financing to review Adagio and its business and address questions from potential investors. ARYA and Adagio came to agreement on the target size and terms of the equity financing and K&E, Reed Smith and White & Case LLP (“White & Case”), counsel to Jefferies, exchanged drafts of the initial forms of Subscription Agreements to be entered into by PIPE Investors in connection with the PIPE Financing.
On September 29, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
Between October 18, 2023 and November 28, 2023, K&E, Reed Smith and White & Case collectively negotiated the terms and exchanged drafts of the Subscription Agreements. On November 28, 2023, drafts of the forms of Subscription Agreement were distributed to prospective PIPE Investors and between November 28, 2023 and February 13, 2024, K&E, Reed Smith and White & Case collectively negotiated with the PIPE Investors and their respective representatives and advisors, including with respect to the registration rights, features of the PIPE Warrants and the non-redemption and open market purchase commitments from certain Other PIPE Investors, and responded to follow-up questions and comments related thereto, including with respect to the closing process and the expected timeline for consummating the business combination.
During this same time period, the prospective PIPE Investors conveyed to Jefferies their proposed subscription amounts, and based on PIPE Investor feedback, ARYA and Adagio agreed to revise the fixed pre-transaction equity value of Adagio to $24 million, and agreed that PIPE Investors would receive the PIPE Warrants in connection with their subscriptions in the PIPE Financing. ARYA, Adagio and Jefferies determined final allocations with respect to the aggregate committed financing of $65 million, of which (a) $45 million of the commitments would be from PIPE Investors (including $30 million from the Perceptive PIPE Investor consisting of (i) the $15 million of April 2023 Notes previously issued to the Perceptive PIPE Investor and (ii) an additional $15 million committed by the Perceptive PIPE Investor, up to $7 million of which would be in the form of the November 2023 Notes, which would be issued upon substantially the same terms as the April 2023 Notes, and which could be drawn by Adagio for working capital and general corporate purposes) and (b) $20 million in the form of the Convertible Security Financing. In connection with the Perceptive PIPE Investor’s agreement to provide additional financing to Adagio under the November 2023 Notes, ARYA, the Sponsor and Adagio agreed that the Perceptive PIPE Investor would be entitled to designate the majority of the initial directors serving on the board of directors of ListCo upon consummation of the Closing.
On October 26, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes, after which all available amounts had been drawn by Adagio under the April 2023 Note documents.
On November 8, 2023, at a meeting of the audit committee of the ARYA Board, Mr. Altman gave the directors present an update regarding the status and timeline of the potential business combination transaction with Adagio, including developments related to Adagio’s business operations, and the progress of the audit of Adagio’s 2022 financial statements, and such directors expressed support for continued pursuit of the potential transaction with Adagio.
On November 18, 2023, ARYA engaged Scalar, LLC (“Scalar”) to undertake a study to enable it to render an opinion to the ARYA Board with respect to the fairness, from a financial viewpoint, to ARYA’s shareholders of the consideration to be paid in the proposed business combination transaction.
In connection with the above-describe agreements and discussions between the parties related to the PIPE Financing and Convertible Security Financing, from November 20, 2023 through January 10, 2024, K&E, on the one hand, and Reed Smith, on the other hand, exchanged numerous further revised drafts of the Business Combination Agreement. Over the same period of time, K&E and Reed Smith and other representatives and advisors for ARYA and Adagio held numerous conference calls regarding certain terms and conditions of the Business Combination Agreement, including, among other things: (a) the full suite of interim operating covenants to govern the operation of Adagio’s business between the period of signing the Business Combination Agreement and the closing of the transactions; (b) the treatment of Adagio’s existing outstanding incentive equity awards in connection with the potential business combination, namely that Adagio’s outstanding in-the-money equity awards would be cancelled and exchanged at the closing of the business combination transaction for options to purchase shares of ListCo common stock; (c) the number of shares of ListCo common stock to be reserved for issuance to employees pursuant to the post-closing ListCo incentive equity plan to be 20% of the fully-diluted capitalization of ListCo as of the Closing, with annual increases of up to 5%; (d) the number of shares of ListCo common stock to be reserved for issuance to key management employees pursuant to a separate post-closing ListCo incentive equity plan to be 15% of the fully-diluted capitalization of ListCo as of the Closing; (e) the removal of a minimum cash condition, and inclusion of a minimum gross financing proceeds condition of $50 million; (f) each of the Sponsor and Adagio being entitled to designate the initial directors serving on the board of directors of ListCo upon consummation of the Closing; (g) a condition that the SVB Term Loan be fully paid at closing and any liens associate therewith released by SVB; (h) a covenant that Adagio and ARYA would mutually agree upon the terms of an amendment and restatement of the Facilities and Services Agreement, dated June 1, 2011, between Adagio and Fjord Ventures, LLC, to be implemented prior to closing of the business combination transactions; and (i) the terms upon which Adagio would be required to reimburse a portion of ARYA’s costs and fees incurred in connection with the preparation and negotiation of the Business Combination Agreement, in the event that the transactions contemplated thereby fail to close. For further information related to the final resolution of items (a) through (i), please see the section entitled “—The Business Combination Agreement.”
Between November 24, 2023 and November 28, 2023, K&E and Reed Smith negotiated the terms and exchanged drafts of the definitive documents to be entered into in connection with the November 2023 Notes, including the note purchase agreement with respect thereto, the form of November 2023 Notes, a subordination agreement in favor of SVB (in form substantially similar to the Subordination Agreement (the “Second Subordination Agreement”)) and a second amendment to the 2022 Adagio Notes (in form substantially similar to the Omnibus 2022 Note Amendment (the “Second Omnibus 2022 Note Amendment”)).
On November 28, 2023, a videoconference meeting of the ARYA Board was held with ARYA’s management and representatives of the Sponsor in attendance, together with representatives of K&E, Ogier, King & Spalding LLP, Fox Rothschild and KPMG in attendance. Prior to this meeting each of K&E, King & Spalding LLP and Fox Rothschild provided ARYA with a due diligence report summarizing their respective key findings with respect to their respective legal due diligence reviews of Adagio and its business. Also prior to this meeting, KPMG provided ARYA with its due diligence report summarizing its key findings with respect to its tax and accounting due diligence review of Adagio and its business. During this meeting, ARYA’s management and representatives of the Sponsor provided the ARYA directors with an update on Adagio’s business, including updates to Adagio’s financial projections and refinements to Adagio’s go-to-market strategy. Also during the meeting, each of K&E, King & Spalding LLP, Fox Rothschild and KPMG presented a read-out of their due diligence findings to the Board and discussed the same with the Board, answering the director’s questions. Additionally at the meeting, ARYA’s management, representatives of K&E and representatives of the Sponsor provided the ARYA directors with an update on the potential business combination and the process and timing thereof, including an update on the key transaction terms and ARYA’s engagement of Scalar to provide the board with a fairness opinion regarding the proposed business combination transactions. The ARYA directors discussed and acknowledged the updated financing terms for the proposed transaction, including the terms of the PIPE Financing (including the Perceptive PIPE Investor’s participation therein, including through the November 2023 Notes financing) and the preliminary terms of the Convertible Security Financing. Following the meeting, ARYA’s independent directors (Messrs. Wider and Henderson and Ms. Trigg) held an executive session of independent directors with K&E to further discuss, among other things, the potential business combination and other transactions and the legal due diligence findings with respect to Adagio.
On November 28, 2023, the note purchase agreement for the November 2023 Notes, together with the initial promissory note issued to the Perceptive PIPE Investor thereunder, the Second Subordination Agreement and the Second Omnibus 2022 Note Amendment were executed by each party thereto, and pursuant to the initial April 2023 Note, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
On December 28, 2023, pursuant to a November 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
On January 22, 2024, ARYA filed a preliminary proxy statement for the Extension Meeting to seek shareholder approval to adopt the Articles Amendments. On February 1, 2024, ARYA filed and started mailing of the Extension Proxy Statement for the Extension Meeting to be held at 11:00 a.m., Eastern time, on February 27, 2024.
On January 29, 2024, pursuant to a November 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
On January 30, 2024, Kelly Drye & Warren LLP (“Kelly Drye”), counsel for one of the Convert Investors in the proposed Convertible Security Financing (such investor, the “Lead Investor”), delivered to Reed Smith and K&E, initial drafts of the Convertible Security Subscription Agreement, Convert Warrant, and ancillary documents related to the Convertible Security Financing, including the registration rights agreement and form of promissory notes contemplated thereunder. Between January 30, 2024 and February 13, 2024, K&E and Reed Smith negotiated with Kelly Drye the terms and exchanged drafts of the definitive documents to be entered into in connection with the Convertible Security Financing by the Lead Investor and the Perceptive PIPE Investor. Over the same period of time, K&E, Reed Smith, Kelly Drye and other representatives and advisors for ARYA, Adagio, the Perceptive PIPE Investor and the Lead Investor held numerous conference calls regarding certain terms and conditions of such documents, including, among other things: (i) the option to cashless exercise the Convert Warrants, and (ii) the resale shelf registration rights that the Lead Investor and the PIPE Investor would receive. For further information related to the final resolution of items (i) and (ii), please see the section entitled “—Certain Agreements Related to the Business Combination”.
On February 2, 2024, a videoconference meeting was held among representatives of ARYA management, representatives of the Sponsor, representatives of Adagio management, K&E and Reed Smith, during which the parties discussed the terms of the Convertible Security Financing and the status of discussions with prospective Convert Investors. At this meeting it was agreed between the parties that, in order to enable ARYA and Adagio to advance discussions with the other potential Convert Investors, the Perceptive PIPE Investor would participate in the Convertible Security Financing up to an investment amount of $12,500,000, consisting of (a) the Perceptive Convertible Note Commitment, which provides that Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and Convert Warrants at the closing of the proposed Business Combination on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement (subject to adjustment depending on the receipt by ARYA or ListCo of any additional financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the closing of the proposed Business Combination), and (b) $7,000,000 in the form of the 2024 Bridge Financing Note pursuant to which such note would convert into New Adagio Convertible Notes and Convert Warrants pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement (subject to adjustment depending on the receipt by ARYA or ListCo of any additional financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the closing of the proposed Business Combination).
On February 2, 2024, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier, ARYA’s management, and representatives of the Sponsor in attendance. At the meeting, K&E and Ogier reviewed the Board’s fiduciary duties under Cayman law, and then ARYA’s management, representatives of the Sponsor, and representatives of K&E provided the ARYA directors with an update and overview of the potential business combination and the process related thereto, as well as certain key developments, including the Perceptive PIPE Investor’s willingness to provide the Perceptive Convertible Note Commitment and commitment to enter into the 2024 Bridge Financing Note in order to enable ARYA and Adagio to advance discussions with the other potential Convert Investors. ARYA management also discussed with the Board the expected timeline and process for a potential signing of the Business Combination Agreement and delivery of Scalar’s expected fairness opinion. Following the meeting, ARYA’s independent directors (Messrs. Wider and Henderson and Ms. Trigg) held an executive session of the independent directors to further discuss the potential business combination.
On February 2, 2024, K&E delivered to Reed Smith, initial drafts of the 2024 Bridge Financing Note Subscription Agreement and the 2024 Bridge Financing Note. Between February 2, 2024 and February 12, 2024, K&E and Reed Smith negotiated the terms and exchanged drafts of the definitive documents to be entered into in connection with the 2024 Bridge Financing Note Subscription Agreement and the 2024 Bridge Financing Note. Over the same period of time, K&E and Reed Smith and other representatives and advisors for ARYA and Adagio held numerous conference calls regarding certain terms and conditions of such documents, including, among other things: (i) the conversion of the 2024 Bridge Financing Note into New Adagio Convertible Notes and Convert Warrants (in connection with the Convertible Security Financing), and New Adagio Shares and PIPE Warrants (in connection with the PIPE Financing), and (ii) how Additional Financing would affect the conversion of the 2024 Bridge Financing Notes into New Adagio Convertible Notes, Convert Warrants, New Adagio Shares and PIPE Warrants, and the Perceptive Convertible Note Commitment to purchase New Adagio Convertible Notes at Closing. For further information related to the final resolution of items (i) and (ii), please see the section entitled “—Certain Agreements Related to the Business Combination”.
Throughout the process of discussions between Adagio and ARYA regarding the potential business combination, the Adagio board held periodic meetings at which the directors received updates on, and discussed and provided feedback with respect to, the potential sale of the Adagio Business, including with respect to the terms presented in the non-binding term sheet described above and the drafts of the transaction agreements. On February 9, 2024, Adagio held a videoconference meeting of its board with representatives of Reed Smith to review the terms of the transaction, including the key terms of the various transaction documents and the matters that remained unresolved. The Adagio board approved the terms of the transaction as presented and authorized management to continue to work to finalize the open terms and agreements.

On February 12, 2024, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier, counsel to ARYA with respect to matters of Cayman Islands law, Scalar, ARYA’s fairness opinion provider, ARYA’s management and representatives of the Sponsor in attendance. At the meeting, the ARYA directors were provided with an overview of the proposed Business Combination (including the potential benefits and the risks related thereto), the key terms of the other proposed transaction documents, the valuation of the combined company as implied by the terms of the potential Business Combination (including and comparison of such valuation relative to certain publicly traded companies) and the proposed resolutions to approve the Business Combination. Representatives from K&E and Ogier also reviewed with the ARYA directors their fiduciary duties in connection with the proposed Business Combination, and the ARYA directors acknowledged the conflicts of interests of the ARYA directors with respect to the proposed Business Combination (including the Perceptive PIPE Investor’s existing ownership interest in Adagio, its investments in Adagio pursuant to the 2022 Adagio Notes, the April 2023 Notes and the November 2023 Notes, its participation in the PIPE Financing and the Perceptive Convertible Note Commitment). At the request of the ARYA Board, representatives of Scalar then reviewed its financial analysis of the proposed Business Combination with the ARYA Board, and rendered to the ARYA Board an oral opinion, which was subsequently confirmed by the delivery of a written opinion, dated February 13, 2024, to the effect that, as of such date and based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion, the Consideration (as defined in such opinion) to be paid by ARYA to the Adagio shareholders pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of ARYA’s Class A ordinary shares (other than the Excluded Parties (as defined in such opinion)). ARYA’s independent directors (Messrs. Wider, Henderson and Ms. Trigg) also held an executive session of independent directors with K&E to further discuss the business combination and the proposed resolutions to, if the ARYA Board saw fit, approve the Business Combination prior to a motion being made to so approve such resolutions.
On February 13, 2024, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier, counsel to ARYA with respect to matters of Cayman Islands law, ARYA’s management and representatives of the Sponsor in attendance. At the meeting, the Board received an update on the status of the transaction, after which, based on the factors cited in “—Reasons for the Business Combination”, and in light of the fact that the implied fair market value of Adagio in the Business Combination was in excess of 80% of the assets held in the Trust Account, ARYA’s independent directors, in a separate vote, and the entire ARYA Board each adopted and approved, among other resolutions, resolutions (a) determining that it is in the best interests of ARYA to negotiate, execute and deliver the Business Combination Agreement and the ancillary documents thereto and to consummate the transactions contemplated by each of the Business Combination Agreement and the ancillary documents thereto; (b) approving the Business Combination Agreement and ancillary documents thereto and approving ARYA’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement and the ancillary documents thereto, including the PIPE Financing and the Convertible Security Financing; (c) authorizing the calling of an extraordinary general meeting of ARYA shareholders on such date, location and time as determined by ARYA’s management; (d) recommending that the ARYA shareholders vote in favor of the Business Combination Proposal, the ARYA Merger Proposal, the Redemption Limitation Amendment Proposal and the Adjournment Proposal; and (e) authorizing the amendment of the convertible notes issued by ARYA to the ARYA Sponsor, to provide that certain amounts owed under such notes shall be convertible, at the ARYA Sponsor’s option, into ARYA’s Class B Shares.
On February 13, 2024, final versions of the Subscription Agreements were distributed to the prospective PIPE Investors, which reflected the outcome of negotiations between ARYA, Adagio and the prospective PIPE Investors and their respective representatives and advisors. On February 13, 2024, the prospective PIPE Investors that had chosen to participate in the PIPE Financing indicated their final subscription amounts, ARYA and Adagio determined final investment allocations with respect to the PIPE Financing and the PIPE Investors delivered executed Subscription Agreements to K&E.
On February 13, 2024, the parties entered into the Business Combination Agreement and the related ancillary documents; the PIPE Investors (including the Perceptive PIPE Investor) executed and delivered the Subscription Agreements, pursuant to which the PIPE Investors committed approximately $45,000,000 of financing, including (i) commitments by certain investors to subscribe for and purchase Class A Ordinary Shares in the open market and not to redeem such shares prior to the Closing Date, (ii) non-redemption commitments by certain investors, (iii) the contribution of $23,000,000 of 2023 Bridge Financing Notes to ListCo (or such lower amount as is loaned under such notes at Closing), and (iv) an additional cash investment by the Perceptive PIPE Investor of approximately $8.1 million (which amount may be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing being raised between the execution of the Business Combination Agreement and Closing).
On February 14, 2024, the Convert Investors (including the Perceptive PIPE Investor) executed and delivered the Convertible Security Subscription Agreement, pursuant to which the Convert Investors committed to purchase at Closing $20,000,000 of New Adagio Convertible Notes, which includes the Perceptive Convertible Note Commitment and the ability of the Perceptive PIPE Investor to convert the 2024 Bridge Financing Note into New Adagio Convertible Notes. On February 14, 2024, the Perceptive PIPE Investor also purchased $7,000,000 of 2024 Bridge Financing Notes pursuant to the 2024 Bridge Financing Note Subscription Agreement. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for an additional $5,500,000 of New Adagio Convertible Notes and 937,000 Convert Warrants, on the same terms as the Convert Investors that executed the Convertible Security Subscription Agreement. Pursuant to the terms of the Convertible Security Subscription Agreement, 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both.
On February 14, 2024, ARYA and Adagio issued a joint press release announcing the execution of the Business Combination Agreement, and ARYA filed a Current Report on Form 8-K and an amendment to such Current Report on Form 8-K, which collectively included as exhibits (a) the joint press release by ARYA and Adagio, (b) an investor presentation providing information on the Adagio Business and a summary of certain key terms of the business combination, and (c) the definitive agreements executed in connection with the Business Combination.
The ARYA Board’s Reasons for the Business Combination
The ARYA Board, in evaluating the transaction with Adagio, consulted with its legal counsel, financial and accounting advisors and other advisors. In reaching its resolution (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of ARYA and its shareholders and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination, the ARYA Board (i) consulted with ARYA’s legal and financial advisors in connection with its evaluation of the Business Combination Agreement and the Business Combination, (ii) reviewed the results of due diligence conducted by ARYA’s management team, together with its legal and financial advisors and (iii) considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the ARYA Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ARYA Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ARYA’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
In approving the Business Combination, the ARYA Board determined to obtain a fairness opinion. In addition, the officers and directors of ARYA have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, but particularly the healthcare and life sciences industries, and concluded that their experience and background, together with the experience and sector expertise of ARYA’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.
The ARYA Board considered a variety of factors, including the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Agreement and transactions contemplated thereby:
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Innovative Technology for an Unmet Medical Need. The target clinical indications for Adagio’s innovative cardiac ablation technology are unprecedented due to the limited long-term effectiveness of existing technologies. Adagio’s breakthrough technology has demonstrated improved outcomes in VT and persistent patients, indicating a significant combined growth potential.

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Commercialization Strategy. The ARYA Board believes that the components of Adagio’s technology will allow for the creation of efficient sourcing and manufacturing processes that ultimately will enable New Adagio to adequately increase manufacturing and production capabilities and meet its commercial plans.

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Experienced Leadership Team. The ARYA Board believes that Adagio has a proven and experienced team that is positioned to successfully lead New Adagio after the Business Combination and advance its AF and VT clinical programs worldwide.

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Transaction Proceeds. Depending on the extent of redemptions by the Public Shareholders and on the final amount of the expenses incurred in connection with the Business Combination, the Business Combination is expected to provide up to approximately $65 million of gross cash proceeds to New Adagio (assuming maximum redemptions by ARYA’s Public Shareholders). This additional cash injection is expected to, among other things, fund New Adagio’s business plan through 2025 based on the plans and estimates provided by Adagio.

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Opinion of ARYA’s Financial Advisor. The oral opinion of Scalar, which was subsequently confirmed in writing, rendered to the ARYA Board on February 12, 2024, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion (attached as Annex Q to this proxy statement/prospectus), the Consideration (as defined in such opinion) to be delivered to the Adagio Stockholders pursuant to the Business Combination Agreement was fair from a financial point of view to the holders of Class A ordinary shares (other than the Excluded Parties), as more fully described below under the caption “Proposal 1: Business Combination Proposal—Opinion of ARYA’s Financial Advisor.”

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Other Alternatives. The ARYA Board believed, after a review of other business combination opportunities reasonably available to ARYA, that the proposed Business Combination represents the best potential business combination for ARYA based on its evaluation of Adagio and other potential acquisition targets.

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Due Diligence. The ARYA Board reviewed and discussed in detail the results of the due diligence examination of Adagio conducted by ARYA’s management team and ARYA’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of Adagio regarding Adagio and its business plan, operations, prospects and forecasts, evaluation analyses with respect to the Business Combination, review of material contracts, Adagio’s audited and unaudited financial statements and other material matters as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence.

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Financial Condition. The ARYA Board reviewed factors such as Adagio’s historical financial results, and outlook and business and financial plans. In reviewing these factors, the ARYA Board believed that Adagio was well positioned in its industry for potential strong future growth and therefore was likely to be positively viewed by public investors.

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Reasonableness of Consideration. Following a review of the financial data provided to ARYA and the due diligence of Adagio’s business conducted by ARYA’s management and ARYA’s advisors and the support for the implied valuation of Adagio indicated by the commitments obtained from the PIPE Investors, the management of ARYA determined that the aggregate consideration to be paid in the Business Combination was reasonable.

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Negotiated Transaction. The ARYA Board considered the terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Business Combination and the termination provisions, as well as the strong commitment by both ARYA and Adagio to complete the Business Combination. The ARYA Board also considered the financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between ARYA and Adagio.

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Post-Closing Economic Interest in New Adagio. If the Business Combination is consummated, ARYA’s shareholders (other than the Public Shareholders that sought redemption of their Public Shares) would have a meaningful economic interest in New Adagio and, as a result, would have a continuing opportunity to benefit from the success of New Adagio following the consummation of the Business Combination.

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Lock-Up. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

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Post-Closing Governance. The fact that the Sponsor negotiated the right to designate (following consultation with Adagio) four members of the New Adagio Board following the Business Combination, which the ARYA Board believes will allow for the combined company to benefit from the Sponsor’s professional relationships to identify potential board members that will have appropriate industry and/or financial knowledge and professional experience to oversee New Adagio and drive returns for shareholders. See “—Board of Directors” for more information.

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Industry and Trends. Adagio’s business is based in a proprietary technology and research and development manufacturing industry focused on supply chain integrity that the ARYA Board considers attractive, and which, following a review of industry trends and other industry factors (including, among other things, historic and projected market growth), the ARYA Board believes has continued growth potential in future periods.

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Advisor Special Purpose Acquisition Company Experience. The fact that ARYA received advice on financial and strategic matters in connection with the Business Combination from advisors that have expertise in a wide variety of special purpose acquisition company transactions. Certain directors and officers of ARYA have held director and officer positions at multiple special purpose acquisition companies that have successfully completed business combinations in the healthcare industry.

The ARYA Board also identified and considered a variety of factors and risks, potentially weighing negatively against pursuing the Business Combination, including, but not limited to, the following which are not weighted or in any order of significance:
•	Macroeconomic Risks. The risk that the future financial performance of Adagio may not meet the ARYA Board’s expectations due to factors in Adagio’s control or outside of its control.
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Regulation. The risk that changes in the regulatory and legislative landscape or new industry developments may adversely affect the projected financial results and the other business benefits anticipated to result from the Business Combination.

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Redemption Risk. The potential that a significant number of Public Shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Organizational Documents. However, even in the event that a significant number of Public Shareholders elect to redeem their shares, this redemption would not prevent the consummation of the Business Combination.

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.
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Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ARYA from soliciting or cooperating with other business combination proposals, which restricts ARYA’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•	Shareholder Vote. The risk that ARYA’s shareholders may fail to provide the votes necessary to effect the Business Combination.
•	Market Volatility. The possibility that the market for Class A ordinary shares experiences volatility and disruptions, causing deal disruption.

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Liquidation of ARYA. The risks and costs to ARYA if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ARYA being unable to effect a business combination by the Termination Date, as extended, and force ARYA to liquidate.

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Closing Conditions. The potential risks and costs associated with the Business Combination failing to be consummated in a timely manner or that Closing might not occur despite the reasonable best efforts of the parties. The completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ARYA’s control, including but not limited to approval by ARYA shareholders. See “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination” for more information.

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Listing Risks. The challenges associated with preparing Adagio, a privately held entity, for the applicable disclosure, controls and listing requirements to which New Adagio will be subject as a publicly traded company on Nasdaq or another stock exchange.

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Fees and Expenses. The expected fees and expenses associated with the Business Combination and related transactions, some of which would be payable regardless of whether the Business Combination is ultimately consummated and the substantial time and effort of management required to complete the Business Combination.

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Litigation Related to the Business Combination. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Other Risks. Various other risks associated with the Business Combination, the business of ARYA and the business of Adagio described under the section entitled “Risk Factors.”
In addition to considering the factors described above, the ARYA Board also considered that certain of the officers and directors of ARYA may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ARYA’s shareholders. ARYA’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the ARYA Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.
The ARYA Board concluded that the potential benefits that it expected ARYA and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ARYA Board determined that the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement and consummated in connection with the Business Combination, were advisable and in the best interests of ARYA and its shareholders.
Certain Engagements in Connection with the Business Combination and Related Transactions
Stifel, Nicolaus & Company, Incorporated (“Stifel”) was engaged by Adagio as its financial advisor. Jefferies LLC (“Jefferies”) was engaged by ARYA and ListCo as financial and capital markets advisor and is acting as a placement agent in connection with the PIPE Financing. Chardan Capital Markets, LLC (“Chardan”) was engaged as sole placement agent in connection with the Convertible Security Financing. Each will receive compensation in connection with their respective engagements.
Subject to the terms and conditions of their respective engagement letters, (i) Stifel will receive the greater of $2,000,000 and 2.0% of the consideration received in connection with the Business Combination (the “Stifel Transaction Fee”), (ii) Jefferies will receive $1,000,000 plus 6.0% of that portion of the gross proceeds of the PIPE Financing that exceeds $60,000,000 (including any investment from the Perceptive PIPE Investor in any New Adagio Convertible Notes) (the “Jefferies Transaction Fee”), and (iii) Chardan will receive 6.0% of the aggregate sales proceeds received from investors in the Convertible Security Financing (excluding any investment from current debt or equity investors of Adagio) and investors introduced to the Company by Chardan in connection with any other debt or equity securities (the “Chardan Transaction Fee”). Stifel will also be entitled to reimbursement of all reasonable out-of-pocket expenses (the “Stifel Expenses”). Jefferies will also be entitled to $2,616,250 of deferred underwriting commissions from ARYA’s IPO (the “Jefferies Deferred Fees,” and together with the Jefferies Transaction Fee, the “Jefferies Fees”) and an expense reimbursement of up to $1,000,000 for expenses of its legal counsel (the “Jefferies Legal Fees”) and up to $60,000 for its expenses other than for its legal counsel (the “Jefferies Expenses”). Chardan is entitled to be reimbursed for up to $25,000 of expenses (the “Chardan Expenses”). The Stifel Transaction Fee and Stifel Expenses will be paid in cash. The Jefferies Legal Fees and the Jefferies Expenses will be paid in cash and, at the election of ARYA, the Jefferies Fees may be paid in cash or in shares of New Adagio Common Stock. Jefferies is entitled to payment of the Jefferies Fees in cash to the same extent as the fees paid to Stifel by New Adagio are paid in cash. The Chardan Transaction Fee and Chardan Expenses will be paid in cash.
Assuming $45,000,000 is raised by the placement agents in the PIPE Financing, Jefferies would receive aggregate of $[•]. Based on an anticipated $20,000,000 to be raised by the Convertible Security Financing, it is anticipated that Chardan will receive aggregate of $[•].
The Jefferies Deferred Fees payable in connection with the consummation of the Business Combination will remain constant and will not be adjusted based on the number of shares that are redeemed. As such, the Jefferies Deferred Fees would represent approximately [•]%, [•]%, [•]% and [•]% of the value of the cash remaining in the Trust Account assuming the no redemption, 25% redemption, 75% redemption and maximum redemption scenario, respectively (based on Trust Account balances of $[•], $[•], $[•] and $[•] in the no redemption, 25% redemption, 75% redemption and maximum redemption scenario, respectively).
Opinion of ARYA’s Financial Advisor
On February 12, 2024, at a meeting of the ARYA Board, Scalar rendered its oral opinion to the ARYA Board, which was subsequently confirmed in writing, as to the fairness, from a financial point of view, as of such date, to the holders of Class A ordinary shares (other than the Excluded Parties) of the Consideration (as defined in Scalar’s opinion) to be delivered to the Adagio Stockholders pursuant to the Business Combination Agreement (without giving effect to any impact of the Business Combination on any particular holder of Class A ordinary shares other than in its capacity as a holder of Class A ordinary shares), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion. For purposes of Scalar’s opinion and this summary, the Consideration consisted of shares of New Adagio Common Stock with an aggregate value equal to $24,000,000, subject to certain adjustments (as to which Scalar expressed no opinion), with a stated value of $10.00 per share of New Adagio Common Stock.
The full text of Scalar’s written opinion, dated February 13, 2024, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex Q. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s advisory services and opinion were provided for the information and assistance of the ARYA Board and the opinion does not constitute a recommendation as to how any shareholder of ARYA should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.
In arriving at its opinion, Scalar, among other things:
•	reviewed a draft, dated February 12, 2024, of the Sponsor Letter Agreement;
•	reviewed a draft, dated February 12, 2024, of the Business Combination Agreement;
•	reviewed drafts, dated February 12, 2024, of the Subscription Agreements;
•	reviewed a draft, dated February 12, 2024 of the 2024 Bridge Financing Note Subscription Agreement;
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reviewed a draft, dated February 12, 2024, of the Convertible Security Subscription Agreement (the Convertible Security Subscription Agreement, the Sponsor Letter Agreement, the Business Combination Agreement, the Subscription Agreements and the 2024 Bridge Financing Note Subscription Agreement, collectively, the “Reviewed Transaction Documents”);

•	reviewed certain publicly available business and financial information relating to ARYA and Adagio;
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reviewed certain historical financial information and other data relating to Adagio that were provided to Scalar by the management of ARYA, approved for Scalar’s use by ARYA and not publicly available;

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reviewed certain internal estimates, and other data relating to the business and financial prospects of Adagio that were provided to Scalar by the management of ARYA, approved for Scalar’s use by ARYA and not publicly available;

•
conducted discussions with members of the senior management of Adagio and ARYA concerning the business, operations, historical financial results and financial prospects of Adagio and the Business Combination;

•	reviewed current and historical market prices of the Class A ordinary shares;
•	reviewed certain financial and market data of Adagio and compared that data with similar publicly available data for certain other companies similar to Adagio;
•	reviewed certain pro forma effects relating to the Business Combination, including estimated transaction costs and the effects of anticipated financings, approved for Scalar’s use by ARYA; and
•	conducted such other financial studies, analyses and investigations, and considered such other information, as Scalar deemed necessary or appropriate.
In performing its analyses and rendering its opinion, with ARYA’s consent, Scalar relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of information and data that was publicly available or was furnished, or otherwise made available to Scalar or discussed with or reviewed by Scalar. Scalar further relied upon the assurances of the management of ARYA that the financial information provided had been prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information, facts or circumstances that would make any information provided to Scalar inaccurate, incomplete or misleading in any respect. Scalar also was advised by ARYA’s senior management, and Scalar assumed, that the financial projections and other prospective information, including, but not limited to, projections for the timely receipt of governmental, regulatory and other third-party approvals, represented a reasonable basis upon which to evaluate the future business and financial prospects of Adagio.
Without limiting the generality of the foregoing, for the purpose of its opinion, Scalar assumed with respect to any financial forecasts, estimates, pro forma effects, and other forward-looking information reviewed by Scalar, that such information had been reasonably prepared based on assumptions reflecting the best currently available estimates and good faith judgments of the management of Adagio and ARYA as to the expected future results of operations and financial condition of Adagio. Scalar assumed no responsibility for and expressed no opinion as to any such estimates, pro forma effects, or forward-looking information reviewed by Scalar or, in each case, the assumptions on which they were based. Scalar relied upon, with ARYA’s consent, (a) the assumptions of the management of Adagio and ARYA and third-party data sources, as to all accounting, legal, tax and financial reporting matters with respect to Adagio and (b) that ARYA had been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law in connection with the Business Combination have been duly, validly and timely taken. Scalar also assumed that the Business Combination will have the tax consequences described in discussions with, and materials furnished to Scalar by, representatives of Adagio or ARYA and that (i) the Mergers, the PIPE Financing and the exchange of the Bridge Financing Notes will collectively be treated as an integrated transaction qualifying under Section 351(a) of the Code, (ii) the Adagio Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) the Business Combination Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder.
Scalar is not a legal, accounting, regulatory or tax expert and its opinion does not address any legal, regulatory, taxation or accounting matters as to which Scalar understood that ARYA obtained such advice as it deemed necessary from qualified professionals, and Scalar assumed the accuracy and veracity of all assessments made by such advisors to Adagio or ARYA with respect to such matters.
In arriving at its opinion, with ARYA’s consent and without independent verification, Scalar relied upon the assumption that, except as would not be in any way meaningful to Scalar’s analysis: (a) the final form of each of the Reviewed Transaction Documents, as executed by the parties thereto, would not differ from the draft that Scalar reviewed, (b) the representations and warranties of all parties to the Business Combination Agreement, and any related Business Combination documents, are correct and that such parties will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Business Combination Agreement and any related Business Combination documents, (c) the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement and related Business Combination documents, without any waiver or amendment of any term or condition thereof, and (d) there had been no material change in the assets, financial condition, business or prospects of any party to the Business Combination

Agreement since the date of the most recent financial statements and other information made available to Scalar. Additionally, Scalar assumed that all governmental, regulatory, or other third-party approvals and consents necessary for the consummation of the Business Combination or otherwise contemplated by the Business Combination Agreement will be obtained without delay, limitation, restriction or condition and otherwise in a way that will not have any adverse effect on Adagio or ARYA, or on the expected benefits of the Business Combination, in any way meaningful to Scalar’s analysis.
In addition, Scalar relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of ARYA’s senior management and Adagio’s senior management as to, among other things, (a) the potential impact on Adagio of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the industry in which Adagio operates and related industries, (b) Adagio’s existing and future products, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development and marketing thereof; the timing of successful regulatory approvals and clearances; compliance with relevant regulatory requirements; prospective sales prices and sales volumes; and the potential impact of competition thereon) and (c) ARYA’s and Adagio’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to Adagio, the Business Combination and its contemplated benefits). Scalar assumed that there would not be any developments with respect to any of the foregoing matters that would have an adverse effect on ARYA, Adagio or the Business Combination (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Scalar’s analyses or opinion.
Given ARYA’s nature as a special purpose acquisition company, for purposes of Scalar’s opinion and with ARYA’s consent, Scalar assumed a value of $11.17 per share of New Adagio Common Stock in calculating the value of the shares of New Adagio Common Stock to be issued as the Consideration (as defined in Scalar’s opinion) under the Business Combination Agreement, with such $11.17 per share value being based on (a) $41,210,838, which is the value of the assets held in the Trust Account as of February 7, 2024, divided by (b) 3,690,831, which is the number of outstanding Class A ordinary shares subject to redemption as of February 7, 2024. In rendering its opinion, Scalar did not express any view or opinion as to what the value of the shares of New Adagio Common Stock will be when issued pursuant to the Business Combination or the price or range of prices at which any Class A ordinary shares, Class B ordinary shares, shares of New Adagio Common Stock or other securities or financial instruments of or relating to ARYA may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination. Additionally, Scalar expressed no opinion with respect to the Sponsor Forfeited Shares (as defined below) or the Earn-Out Shares (as defined in the Sponsor Letter Agreement).
In arriving at its opinion, Scalar did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Adagio or ARYA and was not furnished or provided with any such appraisals or valuations, nor did Scalar evaluate the solvency of Adagio or ARYA under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Scalar in connection with its opinion were going concern analyses, assuming the Business Combination was consummated in accordance with the terms of the Business Combination Agreement. Without limiting the generality of the foregoing, Scalar did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Adagio or ARYA was a party or may be subject, and at ARYA’s direction and with ARYA’s consent, Scalar’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes, liabilities or damages arising out of any such matters.
Scalar’s opinion was necessarily based upon financial, economic, monetary, market, and other conditions and circumstances as in effect on, the information available to Scalar as of, and the facts and circumstances as they existed on, the date of Scalar’s written opinion and Scalar’s opinion speaks only as of such date; events occurring after that date could materially affect the assumptions used in preparing Scalar’s opinion. Scalar has not undertaken to update, reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of Scalar’s written opinion, material information provided to Scalar after that date or any change in facts or circumstances occurring after that date, and Scalar does not have any obligation to update, revise or reaffirm its opinion.
Scalar’s opinion did not address ARYA’s underlying business decision to engage in the Business Combination, the relative merits of the Business Combination as compared to other business or investment strategies or transactions that might be available to ARYA or whether the Consideration to be delivered to the Adagio Stockholders to the

Business Combination Agreement represents the best price obtainable. In connection with Scalar’s engagement, Scalar was not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, ARYA or any other alternative transaction. Scalar’s opinion addressed only the fairness from a financial point of view, as of the date thereof, to the holders of Class A ordinary shares (other than the Excluded Parties) of the Consideration to be delivered to the Adagio Stockholders pursuant to the Business Combination Agreement. Scalar was not asked to, and did not, offer any opinion as to the terms, other than the Consideration to the extent expressly specified therein, of the Business Combination Agreement or any related documents or the form of the Business Combination or any related transaction (including any agreement or transaction between any Excluded Party and Adagio or ARYA), including the fairness of the Business Combination to, or any consideration received in connection therewith by, any Excluded Parties, the holders of any class of securities, creditors or other constituencies of ARYA, Adagio or any of their respective affiliates. Scalar was not asked to, and did not, offer any opinion with respect to any ongoing obligations of Adagio, ARYA, or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, or otherwise) contained in any Reviewed Transaction Document or any other agreement related to the Business Combination or under applicable law, any allocation of the Consideration (or any portion thereof) or the fair market value of Adagio, ARYA, any ARYA Shares or the Adagio Shares. In addition, Scalar expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Business Combination, any Excluded Parties or any class of such persons, whether relative to the Consideration or otherwise. Scalar’s opinion (a) did not address the individual circumstances of specific holders of ARYA securities (including Class B ordinary shares) with respect to rights or aspects which may distinguish such holders or ARYA’s securities (including Class B ordinary shares) held by such holders, (b) did not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including Class B ordinary shares) or holders (including the Sponsor), (c) did not address any impact of the Business Combination on any particular holder of Class A ordinary shares, other than in its capacity as a holder of Class A ordinary shares, and (d) did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of ARYA or any other party). Scalar also did not address, or express a view with respect to, any acquisition of control or effective control of ARYA by any shareholder or group of shareholders of Adagio. Scalar’s opinion should not be construed as creating any fiduciary duty of Scalar (or any of its affiliates) to any party.
Scalar’s opinion was provided for the benefit of the ARYA Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Business Combination and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.
Summary of Scalar’s Financial Analysis
The following is a summary of the material financial analyses delivered by Scalar to the ARYA Board in connection with rendering the opinion described above. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Scalar, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Scalar. Scalar may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Scalar’s view of the actual value of Adagio. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Scalar. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Scalar’s financial analyses and its opinion.
In performing its analyses, Scalar made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ARYA, Adagio or any other parties to the Business Combination. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses.

Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the parties to the Business Combination Agreement, Scalar or any other person assumes responsibility if future results are materially different from those forecasted. In addition, these analyses do not purport to be appraisals or reflect the prices at which businesses or securities may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on February 11, 2024, and is not necessarily indicative of current market conditions.
Implied Value of New Adagio Common Stock
Given ARYA’s nature as a special purpose acquisition company, for purposes of Scalar’s opinion and with ARYA’s consent, Scalar implied a value of $11.17 per share of New Adagio Common Stock in calculating the value of the shares of New Adagio Common Stock to be issued as the Consideration (as defined in Scalar’s opinion) under the Business Combination Agreement, with such $11.17 per share implied value being based on (a) $41,210,838, which is the value of the assets held in the Trust Account as of February 7, 2024, divided by (b) 3,690,831, which is the number of outstanding Class A ordinary shares subject to redemption as of February 7, 2024. In rendering its opinion, Scalar did not express any view or opinion as to what the value of the shares of New Adagio Common Stock will be when issued pursuant to the Business Combination or the price or range of prices at which the Class A ordinary shares, Class B ordinary shares, shares of New Adagio Common Stock or other securities or financial instruments of or relating to ARYA may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination. For purposes of Scalar’s opinion and this summary, the Consideration (as defined in Scalar’s opinion) consisted of shares of New Adagio Common Stock with an aggregate value equal to $24,000,000, subject to certain adjustments (as to which Scalar expressed no opinion), with a stated value of $10.00 per share of New Adagio Common Stock.
Pro Forma Consideration Analysis
Utilizing pro forma ownership information provided by the management of ARYA and the assumptions described above (including the implied value of $11.17 per share of New Adagio Common Stock), Scalar calculated the aggregate implied value of the pro forma outstanding shares of New Adagio Common Stock. The Class A ordinary shares subject to redemption were excluded from the calculation because Scalar did not consider them to be dilutive to the Business Combination. The Earn-Out Shares (as defined in the Sponsor Letter Agreement) were also excluded from the calculation because they are subject to price-based vesting. These calculations are summarized below:
	# of Shares	Consideration Value
ARYA Class A Ordinary	3,337,838	$0
ARYA Private Placement	499,000	$5,571,701
ARYA Sponsor Class B Ordinary	1,500,000	$16,748,601
ARYA Founders Shares	90,000	$1,004,916
ARYA Sponsor Working Capital Ordinary	350,000	$3,908,007
Earn-Out	1,147,500	$0
PIPE Common	5,543,978	$61,902,583
PIPE Class B Promote Common	1,000,000	$11,165,734
PIPE Warrant	5,400,000	$60,294,965
Convertible Debt Warrants	833,333	$9,304,779
Company Rollover Equity	2,400,000	$26,797,762
Company Options	7,137	$79,686
Cash Transaction Fees	N/A	$15,285,101
Fully-Diluted Value of Transaction Consideration	21,108,786	$212,063,837
Adjustment for PIPE Proceeds		($45,011,996)
Adjustment for Option & Warrant Exercise Proceeds		($62,393,449)
Total Value of the Transaction Consideration		$104,658,392
Based on the pro forma information approved for Scalar’s use by ARYA, this implied a pro forma total value of the transaction consideration of $104,658,392.

Sponsor Forfeited and Earn-Out Shares
Concurrently with the execution of the Business Combination Agreement, ARYA, the Sponsor, the Insiders, ListCo and Adagio entered into the Sponsor Letter Agreement, pursuant to which, among other things, (a) the Sponsor and each Other Class B Shareholder agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, to waive any adjustment to the conversion ratio set forth in the Existing Governing Documents or any other anti-dilution or similar protection, in each case, with respect to the Class B ordinary shares owned by him, her or it, in connection with the transaction contemplated by the Business Combination Agreement and (b) the Sponsor has agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of ARYA Merger Effective Time, (i) forfeit a number of the Class B ordinary shares owned by him, her or it (with such number of Class B ordinary shares so forfeited determined pursuant to the Sponsor Letter Agreement) (the “Sponsor Forfeited Shares”) and (ii) subject 1,147,500 shares of New Adagio Common Stock into which its Class B ordinary shares are exchanged as a result of the ARYA Merger (with such number of shares of New Adagio Common Stock determined pursuant to the Sponsor Letter Agreement) to certain vesting conditions, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement. Scalar expressed no opinion with respect to the Sponsor Forfeited Shares or the Earn-Out Shares (as defined in the Sponsor Letter Agreement).
Selected Precedent Financings and M&A Transactions Analysis
Scalar performed a selected precedent financings and M&A transactions analysis, which is designed to imply a value for a company based on publicly available financial terms of the selected financings and M&A transactions that share some characteristics with the Business Combination. Scalar selected these financings and M&A transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.
No financings or M&A transactions used in the analysis of comparable financings and M&A transactions is identical to the Business Combination. In evaluating the precedent financings and M&A transactions, Scalar made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond its control. These include, among other things, the impact of competition on the business of Adagio or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Adagio or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the financings and M&A transactions to which they are being compared.
The information and financial data of the below selected precedent financings were based on the most recent publicly available information and S&P Capital IQ. The selected financings and corresponding financial data included the following:
($ in millions) Selected Company Name	Investment Date	Venture Capital Round	Investment Series	% Ownership Purchased	Investment Total To Date	Investment Amount	Pre-Money	Post-Money
Conformal	06/05/23	4th Round	Series D	13%	$133.95	$35.00	$240.00	$275.00
CardioFocus	02/23/23	12th Round	Series CC	42%	$268.99	$27.16	$37.84	$65.00
Ablacon	12/04/20	3rd Round	Series B	33%	$68.45	$30.00	$60.00	$90.00
Eko	11/09/20	4th Round	Series C	32%	$92.07	$65.00	$140.00	$205.00
Venclose	11/27/19	3rd Round	Series C	29%	$44.92	$27.10	$65.90	$93.00
Acutus Medical	06/20/19	4th Round	Series D	38%	$321.95	$192.82	$200.00	$392.82
Farapulse	01/17/19	6th Round	Series B	36%	$95.75	$39.00	$70.00	$109.00
Taking into account the results of the selected precedent financings analysis, Scalar (a) observed a minimum pre-money equity value of $37,840,000 and a maximum of $240,000,000 and (b) calculated (i) the 25th percentile of pre-money equity values to be $62,950,000, (ii) the 75th percentile of pre-money equity values to be $170,000,000, (iii) the median of such pre-money equity values to be $70,000,000 and (iv) the mean of such pre-money equity values to be $116,249,000. Adjusting for cash from financings, the selected precedent financings analysis indicated an implied total equity value reference range for Adagio of approximately $61,500,000 to $168,600,000, with a mid-point of $114,800,000, as compared to the implied pro forma total value of the transaction consideration of $104,658,392.

Scalar noted that the implied pro forma total value of the transaction consideration was within the above reference range, which, in Scalar’s view, supported its assessment of the financial fairness of the Consideration (as defined in Scalar’s opinion).
The information and financial data of the below selected precedent M&A transactions were based on the most recent publicly available information and S&P Capital IQ. The selected precedent M&A transactions and corresponding financial data included the following:
($ in millions) Selected Target / Acquirer Name	Transaction Date	Transaction Price	Earnout Payment	Initial Payment	% Sought / Acquired	Implied Equity Value	Implied Enterprise Value	Bridge	Initial Payment Enterprise Value
Affera, Inc. / Medtronic plc	08/30/22	$925.0	$250.0	$675.0	97.0%	$953.6	$945.9	($7.7)	$688.1
Farapulse, Inc. / Boston Scientific Corporation	08/06/21	$387.0	$92.0	$295.0	73.0%	$530.1	$469.1	($61.0)	$343.1
EPIX Therapeutics, Inc/ Medtronic plc	03/08/19	$319.0	$100.0	$219.0	100%	$319.0	$316.0	($3.0)	$216.0
Cryterion Medical, Inc. / Boston Scientific Corporation	07/25/18	$202.0	$0.0	$202.0	65.0%	$310.8	$310.8	($0.0)	$310.8
Apama Medical, Inc. / Boston Scientific Corporation	10/10/17	$300.0	$125.0	$175.0	100%	$300.0	$300.0	$0.0	$175.0
Abbott Electrophysiology, Inc. / Boston Scientific Corporation	12/22/14	$550.0	$300.0	$250.0	100%	$550.0	$550.0	$0.0	$250.0
Taking into account the results of the selected precedent M&A transactions analysis, Scalar (a) observed a minimum initial payment enterprise value of $175,000,000 and a maximum of $688,100,000 and (b) calculated (i) the 25th percentile of initial payment enterprise values to be $224,000,000, (ii) the 75th percentile of initial payment enterprise values to be $335,000,000, (iii) the median of such initial payment enterprise values to be $280,400,000 and (iv) the mean of such initial payment enterprise values to be $330,500,000. Adjusting for debt, non-control discounts and cash, the selected precedent M&A transactions analysis indicated an implied total equity value reference range for Adagio of approximately $121,900,000 to $154,900,000, with a mid-point of $138,400,000, as compared to the implied pro forma total value of the transaction consideration of $104,658,392.
Scalar noted that the implied pro forma total value of the transaction consideration was lower than the lower end of the above reference range, which, in Scalar’s view, supported its assessment of the financial fairness of the Consideration (as defined in Scalar’s opinion).

Implied Pro Forma Share Value Analysis
Utilizing pro forma ownership information provided by the management of ARYA and the assumptions described above, Scalar calculated the implied pro forma value of a share of New Adagio Common Stock after giving effect to the Business Combination. This analysis took into consideration the impact of the pro forma dilution described above in calculating the implied pro forma total value of the transaction consideration. These calculations are summarized below:
	Implied Pro Forma Value per New Adagio Common Share
Selected Analyses	Low	Middle	High
Selected Financings – Pre-Money Valuation	$6.71	$10.23	$12.80
Selected M&A Transactions – Adjusted Equity Value	$10.57	$11.36	$12.14
Scalar noted that the implied pro forma value per share of New Adagio Common Stock of $11.17 was within the reference ranges calculated in the selected precedent financings and M&A transactions analyses described above, which, in Scalar’s view, supported its assessment of the financial fairness of the Consideration (as defined in Scalar’s opinion).
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Scalar’s opinion. In arriving at its fairness determination, Scalar considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Scalar made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Adagio or the Business Combination.
Scalar’s financial analyses and opinion were only one of many factors taken into consideration by ARYA Board in its evaluation of the Business Combination. Consequently, the analyses described above should not be viewed as determinative of the views of the ARYA Board or management of ARYA with respect to the Consideration or as to whether the ARYA Board would have been willing to determine that different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between ARYA and Adagio and was approved by the ARYA Board. Scalar did not advise the ARYA Board during these negotiations, nor did it recommend any specific amount of consideration to ARYA or the ARYA Board or that any specific amount of consideration constituted the only appropriate consideration for the Business Combination. The foregoing summary does not purport to be a complete description of the analyses performed by Scalar in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Scalar attached hereto as Annex Q.
Scalar and its affiliates are engaged in transaction advisory, financial reporting, litigation consulting, tax and other financial and non-financial activities and services for various persons and entities. Scalar was engaged by ARYA to render its opinion to the ARYA Board and Scalar received a fee of $200,000 from ARYA for providing its services and rendering its opinion. No portion of these fees was refundable or contingent upon the consummation of the Business Combination or the conclusion reached in Scalar’s opinion. ARYA has also agreed to indemnify Scalar against certain liabilities and reimburse Scalar for certain expenses in connection with Scalar’s services. In the past two years, Scalar and its affiliates have not provided any other advisory services to ARYA or its affiliates, for which Scalar and its affiliates received compensation. Scalar and its affiliates may seek to provide services to Adagio, ARYA and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of Scalar’s employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of Adagio and ARYA and, accordingly, may at any time hold a long or short position in such securities.
The issuance of Scalar’s opinion was approved by an authorized committee of Scalar.
The ARYA Board selected Scalar to provide its opinion in connection with the Business Combination based on Scalar’s reputation and experience. Scalar is a valuation firm that has substantial experience in transactions similar to the Business Combination.

Satisfaction of 80% Test
It is a requirement under the Existing Governing Documents that any business acquired by ARYA have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Adagio generally used to approve the transaction, the ARYA Board determined that this requirement was met. The ARYA Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of ARYA and its shareholders and appropriately reflected Adagio’s value. In reaching this determination, the ARYA Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as Adagio’s potential for future growth in revenue and profits. The ARYA Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of adagio met this requirement.
Interests of Certain Persons in the Business Combination
When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include that our initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the initial shareholders will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ARYA. Further, the personal and financial interests of the Sponsor, the Perceptive PIPE Investor, which is an investor in Adagio prior to the consummation of the Business Combination, as well as ARYA’s executive officers and directors may have influenced their motivation in identifying and selecting Adagio as a business combination target, completing the Business Combination with Adagio and influencing the operation of the business following the Business Combination. In considering the recommendations of the ARYA Board to vote for the proposals, ARYA shareholders should consider these interests as well as, among other things, the interests described below:
•
the fact that the initial shareholders, including the Sponsor and certain of ARYA’s officers and directors (including those that are members of the Sponsor), have invested in ARYA an aggregate of $5,015,000, comprised of the $25,000 purchase price for 3,737,500 Class B ordinary shares and the $4,990,000 purchase price for 499,000 Private Placement Shares. Subsequent to the initial purchase of the Class B ordinary shares by the Sponsor, the Sponsor transferred to each of the three independent directors 30,000 Class B ordinary shares for $0.007 per share. Such shares will have a significant higher value at the time of the Business Combination or be worthless if the Business Combination is not consummated and ARYA is liquidated. Further, in connection with the PIPE Financing, the Sponsor will forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be re-issued by ListCo the PIPE Investors, including the Perceptive PIPE Investor, and will subject 1,147,500 shares of New Adagio Common Stock Share to Trigger Price Vesting, as further described in this proxy statement/prospectus. Assuming a trading price of $[•] per share of New Adagio Common Stock (based upon the closing price of the Class A ordinary shares on the Nasdaq Capital Market on [•], 2024), such [•] shares of New Adagio Common Stock that are expected to be issued to our initial shareholders at Closing (excluding the 1,147,500 shares of New Adagio Common Stock that are subject to Trigger Price Vesting and subtracting the 1,000,000 Incentive Shares issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, by the Sponsor) would have an implied aggregate market value of $[•]. Even if the trading price of the New Adagio Common Stock were as low as $[•] per share, the aggregate market value of such shares of New Adagio Common Stock held by the initial shareholders would be approximately equal to the initial investment in ARYA by the initial shareholders. Therefore, the Sponsor and its affiliates could earn a positive rate of return on their investments, even if other ARYA shareholders experience a negative rate of return in New Adagio and ARYA’s directors and officers and the Sponsor may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate an initial business combination;

Initial shareholders’ ownership of ARYA prior to closing
	Shares Held by Initial Shareholders	Initial Shareholders’ Cost at ARYA’s Initial Public Offering
Class B ordinary shares	3,737,500	$25,000
Private Placement Shares	499,000	$4,990,000
Total		$5,015,000
Initial Shareholders’ Ownership of New Adagio Following Closing
	Shares Held by Initial Shareholders(1)	Value per Share (based upon the closing price of ARYA’s Class A ordinary shares on the Nasdaq Capital Market on [•], 2024)	Total Value
Shares of New Adagio Common Stock	$[•]	$[•]	$[•]
(1)
Does not include (i) [•] shares of Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the PIPE Financing and the conversion of the shares of Adagio Preferred Stock into [•] shares of New Adagio Common Stock in connection with the Business Combination, (ii) [•] shares of Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the conversion of the $15,000,000 April 2023 Notes and the $[•] November 2023 Notes, (iii) up to [•] shares of New Adagio Common Stock that may be issued to the Sponsor in respect of any Working Capital Shares issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes and (iv) 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor subject to the Share Trigger Price Vesting.

•	the fact that the initial shareholders have agreed not to redeem any ARYA Shares held by them in connection with a shareholder vote to approve a Business Combination;
•	the fact that the initial shareholders have agreed to vote any ARYA Shares owned by them in favor of the Business Combination Proposal;
•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ARYA Shares (other than Public Shares) held by them if the Business Combination is not approved and ARYA fails to complete the Business Combination by the Termination Date;

•
the fact that the Business Combination Agreement provides for the continued indemnification of ARYA’s existing directors and officers and requires ARYA to purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time, and New Adagio to maintain in effect for a period of six years after the ARYA Merger Effective Time, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ARYA directors and officers after the Business Combination;

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred on ARYA’s behalf related to identifying, investigating, negotiating and completing an initial business combination if the Business Combination is not consummated by the Termination Date. As of the date of this proxy statement/prospectus, ARYA owes the Sponsor (i) $120,000 pursuant to the First Convertible Promissory Note, (ii) for $1,585,000 pursuant to the Second Convertible Promissory Note, (iii) $900,000 pursuant to the A&R Third Promissory Note, and (iv) $[•] pursuant to the Fourth Convertible Promissory Note. As of [•], 2024, pursuant to the administrative services agreement between ARYA and the Sponsor that was executed in connection with ARYA’s initial public offering, ARYA owes the Sponsor $[90,000] in administrative services fees. Further, as of [•], 2024 ARYA owes the Sponsor [•] in reimbursable out-of-pocket expenses;

•
the fact that, in connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per share;

•
the fact that if the Trust Account is liquidated, including in the event ARYA is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the fact that if the Business Combination or another business combination is not consummated by the Termination Date and if ARYA does not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, ARYA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A ordinary shares for cash and, subject to the approval of its remaining shareholders and the ARYA Board, dissolving and liquidating;

•
the fact that the Investor Rights Agreement will be entered into with the initial shareholders, the Perceptive PIPE Investor and certain Adagio stockholders, which, among others, (a) gives the initial shareholders, the Perceptive PIPE Investor, certain Adagio stockholders and investors in the Convertible Security Financing certain registration rights, including the right to have the offer and sale of their shares of New Adagio Common Stock registered on a resale registration statement to be filed by New Adagio shortly after the consummation of the Business Combination, and (b) subjects the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, in each case subject to the terms and conditions set forth therein;

•
the fact that the Sponsor Letter Agreement was executed with the initial shareholders, pursuant to which the initial shareholders, among other things, waive all adjustments to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares, be bound by certain transfer restrictions with respect to ARYA Shares prior to the consummation of the Business Combination, and agree to the Trigger Price Vesting of 1,147,500 shares of New Adagio Common Stock, in each case subject to the terms and conditions set forth therein;

•
the fact that pursuant to the Business Combination Agreement the Sponsor has the right to designate (following consultation with Adagio) four of the seven initial members of the New Adagio Board and that the remaining three directors of the New Adagio Board will be designated by Adagio (following consultation with ARYA and the Sponsor) and such Adagio Designees shall include a sufficient number of directors who “independent directors” under the listing rules of Nasdaq such that, together with the ARYA Designees who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq, in each case subject to the terms and conditions set forth therein (for more information see “—Board of Directors”);

•
the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase [•] shares in the PIPE Financing (including Incentive Shares), subject to the terms and conditions set forth therein;

•
the fact that, pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving any new Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both;

•
the fact that the Perceptive PIPE Investor will receive [•] shares in New Adagio Common Stock in connection with the conversion of the $15,000,000 April 2023 Notes and the $[•] November 2023 Notes, subject to the terms and conditions set forth therein;

•
the fact that the Perceptive PIPE Investor, which is an affiliate of the Sponsor and certain of ARYA’s directors and officers, has a fully diluted equity ownership stake in Adagio of 7.4% (representing shares of Series E Preferred Stock), which will convert into 84,561 shares of New Adagio Common Stock, or an approximately [•]% equity stake in New Adagio in connection with the Business Combination. The Perceptive PIPE Investor is also an investor for $3,000,000 in the Adagio Convertible Notes, the sole investor under the Bridge Financing Notes and the sole investor under the 2024 Bridge Financing Notes (which will convert into New Adagio Convertible Notes, as described in the preceding paragraph. In connection with the Business Combination, the amounts loaned by the Perceptive PIPE Investor to Adagio under the Adagio Convertible Notes and the Bridge Financing Notes, including any interest that accrued and remains unpaid under such notes, will be converted at Closing (i) into approximately 440,769 shares of New Adagio Common Stock (or an approximately [•]% additional equity stake in New Adagio), and (ii) will be converted in connection with the PIPE Financing into approximately 2,904,000 shares of New Adagio Common Stock (or an approximately [•]% additional equity stake in New Adagio), respectively. The numbers in this paragraph assume a no redemption scenario (see the assumptions underlying such ownership percentages and conversions of notes described in the section entitled “Beneficial Ownership of Securities” and more information to consider under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”); and

•	the fact that Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov are affiliated with the Perceptive PIPE Investor; and
•	the right of the Sponsor and the Perceptive PIPE Investor to hold shares of New Adagio Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions.
In addition, certain existing directors and executive officers of Adagio and certain persons who are expected to become New Adagio directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ARYA shareholders. See “—Interests of Adagio Directors and Executive Officers in the Business Combination” and “—Interests of New Adagio Directors and Executive Officers in the Business Combination” for more information.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the proposals presented at the General Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities.

Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.

[Interests of Adagio Directors and Executive Officers in the Business Combination
When you consider the recommendation of the ARYA Board in favor of approval of the proposals, you should keep in mind that Adagio and New Adagio’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of ARYA shareholders generally. These interests, among other things, are discussed in “Adagio Executive Compensation–Interests of Adagio’s Directors and Officers in the Business Combination.”]
Interests of New Adagio Directors and Executive Officers in the Business Combination
When you consider the recommendation of the ARYA Board in favor of approval of the proposals, you should keep in mind that New Adagio’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of ARYA shareholders generally. These interests, among other things, are discussed in “Adagio Executive Compensation—Interests of Adagio Directors and Executive Officers in the Business Combination.”
Material U.S. Federal Income Tax Consequences
For a detailed discussion of material U.S. federal income tax consequences of the ARYA Merger to Public Shareholders and the exercise of redemption rights with respect to Public Shares, see the section entitled “Material U.S. Federal Income Tax Considerations.”
Anticipated Accounting Treatment of the Business Combination
The Business Combination is expected to be accounted for as a forward-merger in accordance with U.S. GAAP. Under this method of accounting, ARYA will be treated as the “accounting acquirer” and Adagio as the “accounting acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is expected to be accounted for using the acquisition method of accounting. The acquisition method of accounting is based on ASC 805, and uses the fair value concepts defined in ASC 820. ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As such, under the acquisition method of accounting, ARYA’s assets and liabilities will retain their carrying amounts and the assets and liabilities of Adagio, including any intangible assets recognized in connection with the Business Combination, will be recorded at their fair values, which are measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill.
Regulatory Approvals Required
The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the State of Delaware necessary to effectuate the Business Combination, (ii) the filing of the Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Law, with the Registrar of Companies of the Cayman Islands and (iii) filings of solicitation materials required pursuant to Rule 14a-12 of the Exchange Act.
Vote Required for Approval
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on the proposal.
The Business Combination Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal.

Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution that, subject to the approval of the ARYA Merger Proposal, ARYA’s entry into the Business Combination Agreement, dated as of February 13, 2024 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware Corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (“Adagio”), a copy of which is attached to this proxy statement/prospectus as Annex A, pursuant to which, among others:
(A)
ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”);

(B)
On the date on which Closing occurs (the “Closing Date”), immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes (as defined in this proxy statement/prospectus) and the Subscription Agreement (as defined in this proxy statement/prospectus) executed by Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio (or such lower amount as is loaned under such notes at Closing), which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes” and, together with the April 2023 Notes, the “Bridge Financing Notes”), (iii) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (iv) an additional cash investment of approximately $8,070,575 (which amount will be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing (as in the accompanying proxy statement/prospectus) being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and/or warrants to purchase shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”), based on the purchase price in the PIPE Financing (as defined in this proxy statement/prospectus), in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement;

(C)
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio to be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”), determined in accordance with the terms of the applicable warrant agreement, (B) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes (the “Adagio Convertible Note Conversion”) and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion, and (C) each share of preferred stock, par value $0.001 per share, of Adagio (“Adagio Preferred Stock”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock, in accordance with the terms of Article V, Section 4 of the Amended and Restated

Certificate of Incorporation of Adagio (the “Adagio Preferred Stock Conversion”), and each such share of Adagio Preferred Stock shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise) (the “Vested Adagio Options”) with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase an aggregate of [•] shares of New Adagio Common Stock, and (C) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto;
(D)
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock, Base Warrants and/or pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”), (B) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 of which will be issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”) in exchange for the private placement Class A ordinary shares held by it, (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes (as defined in this proxy statement/prospectus) to ARYA in exchange for Class A ordinary shares, (D) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive on share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period, as further described herein (the “Share Trigger Price Vesting”), (E) New Adagio will issue the New Adagio Convertible Notes (as defined in this proxy statement/prospectus) and Convert Warrants (as defined in this proxy statement/prospectus) pursuant to the Convertible Security Subscription Agreement (as defined in this proxy statement/prospectus) and the 2024 Bridge Financing Note Subscription Agreement (as defined in this proxy statement/prospectus), and (F) ARYA’s amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”) will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in this proxy statement/prospectus; and

(E)
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to this proxy statement/prospectus as Annex C and (B) the board of directors of ListCo to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to this proxy statement/prospectus as Annex D. Following the Closing, ListCo’s name will be changed to “Adagio Medical, Inc.” (or such other name mutually agreed to by ARYA and Adagio), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the Subscription Agreements, the Convertible Security Subscription Agreement, 2024 Bridge Financing Note Subscription Agreement, the Base Warrant Agreement, the Convert Warrant Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement and the Adagio Stockholder

Transaction Support Agreements, each in the form attached to this proxy statement/prospectus as Annex F, Annex G, Annex H, Annex I, Annex J, Annex K, Annex L and Annex M, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.”
Recommendation of the ARYA Board
THE ARYA BOARD RECOMMENDS THAT THE ARYA SHAREHOLDERS VOTE
“FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 2: ARYA MERGER PROPOSAL
Overview
In connection with the Business Combination, ARYA is requesting that its shareholders vote upon a proposal to, by special resolution, authorize the merger of ARYA Merger Sub with and into ARYA (the “ARYA Merger”), with ARYA surviving the ARYA Merger and, after giving effect to the ARYA Merger, becoming a wholly owned subsidiary of ListCo, approve the Plan of Merger, authorize the entry by ARYA into the Plan of Merger and approve the amendment and restatement of the amended and restated memorandum and articles of association of ARYA, as amended (as the surviving company of the ARYA Merger) in accordance with the Existing Governing Documents and the Cayman Islands Companies Act.
Reasons for the ARYA Merger Proposal
As further described in the Business Combination Proposal, shareholders of ARYA will become shareholders of ListCo in connection with the Business Combination and ARYA will continue to exist as a wholly owned subsidiary of New Adagio following the consummation of the Business Combination. As a subsidiary of New Adagio, ARYA will cease to be a blank check company with public reporting obligations with the SEC. Shareholders are being asked to adopt the ARYA Merger Proposal described herein to facilitate the governance of ARYA, as a subsidiary of New Adagio, following the consummation of the Business Combination.
The Existing Governing Documents set forth various provisions related to ARYA’s status as a blank check company prior to the consummation of a business combination, including a provision that provides that, if ARYA does not consummate a business combination by the Termination Date, ARYA shall cease all operations except for the purposes of winding up and shall redeem the Public Shares and liquidate the Trust Account. The amendment and restatement of the Existing Organizational Documents in connection with the ARYA Merger Proposal will make ARYA’s existence perpetual and will remove other provisions related to ARYA’s status as a blank check company, which will become irrelevant following the consummation of the Business Combination and due to the post-Business Combination status of ARYA as a subsidiary of New Adagio.
Vote Required for Approval
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on the proposal.
The ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that, subject to the approval of the Business Combination Proposal:
(A)
ARYA be and is hereby authorized to merge with ARYA Merger Sub, so that ARYA be the surviving company of such merger and all the undertakings, property, rights, privileges, agreements, powers and franchises, liabilities and duties of ARYA Merger Sub vest in ARYA by virtue of such merger, pursuant to the Companies Act (Revised) of the Cayman Islands and the Plan of Merger (as defined below);

(B)
the plan of merger, by and among ARYA, ARYA Merger Sub and ListCo, in the form attached to this proxy statement/prospectus as Annex E, subject to such amendments as may be approved by any director of ARYA, including the annexures thereto (the “Plan of Merger”) be and hereby is authorized, approved and confirmed in all respects;

(C)	ARYA be and is hereby authorized to enter into the Plan of Merger; and
(D)	ARYA amend and restate its memorandum and articles of association, as amended, in the form attached to the Plan of Merger with effect from the effective time of such merger.”
Recommendation of the ARYA Board
THE ARYA BOARD RECOMMENDS THAT ARYA SHAREHOLDERS VOTE
“FOR” THE APPROVAL OF THE ARYA MERGER PROPOSAL.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 3: ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal allows the ARYA Board to adjourn the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals; (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to this proxy statement/prospectus; or (iii) if the holders of Public Shares have elected to redeem an amount of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the General Meeting and is not approved by the shareholders, the ARYA Board may not be able to adjourn the General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the Condition Precedent Proposals or in the event that ARYA shareholders redeem an amount of Public Shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on the proposal.
The Adjournment Proposal is not conditioned on any other proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to this proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.”
Recommendation of the ARYA Board
THE ARYA BOARD RECOMMENDS THAT ARYA SHAREHOLDERS VOTE
“FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of material U.S. federal income tax considerations generally applicable to Public Shareholders in connection with the (i) ARYA Merger, (ii) exercise of redemption rights, and (iii) the ownership and disposition of shares of New Adagio Common Stock received in the ARYA Merger. This discussion applies only to Public Shareholders who hold their Public Shares, or will hold their shares of New Adagio Common Stock, as applicable, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status including:
•	financial institutions or financial services entities;
•	brokers, dealers or traders in securities or foreign currency;
•	S corporations;
•	taxpayers that are subject to the mark-to-market accounting rules;
•	tax-exempt entities;
•	pension funds;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;
•	expatriates, former citizens or former long-term residents of the United States;
•
persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of ARYA or New Adagio shares (except as specifically addressed below);

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	individual retirement and other tax deferred accounts;
•	persons that hold our securities as part of a “straddle,” constructive sale, hedging, conversion or other integrated or similar transaction;
•	persons who purchase or sell their shares as part of a wash sale for tax purposes;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests in such entities;
•	controlled foreign corporations or passive foreign investment companies (“PFICs”);
•	persons who purchase shares of New Adagio Common Stock as part of the PIPE Financing or receive shares of New Adagio Common Stock as part of the Bridge Financing;
•	the Sponsor and its affiliates;
•	persons subject to the alternative minimum tax; or
•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code.
This discussion is based on current U.S. federal income tax laws, including the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all of which are subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or persons who hold ARYA, or will hold New Adagio, securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of ARYA, or will hold New Adagio, securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding Public Shares or will hold shares of New Adagio Common Stock, you are urged to consult your tax advisor.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Public Shares or shares of New Adagio Common Stock, as applicable, and is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of Public Shares or New Adagio Common Stock that is not a U.S. Holder.
EACH PUBLIC SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ARYA MERGER, AN EXERCISE OF REDEMPTION RIGHTS, AND THE OWNERSHIP AND DISPOSITION OF SHARES OF NEW ADAGIO COMMON STOCK RECEIVED IN THE ARYA MERGER, AS APPLICABLE, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
Tax Consequences of the ARYA Merger and Exercising Redemption Rights
ARYA Merger in General
Subject to the limitations, assumptions, and qualifications described herein and in the opinion filed as Exhibit 8.1 to the Registration Statement of which this proxy statement/prospectus forms a part, and based on customary tax representations to be obtained from ARYA, ListCo, and Adagio, it is the opinion of Kirkland & Ellis LLP, counsel to ARYA, that the ARYA Merger should, when taken together with the related transactions in the Business Combination, qualify as a transaction described in Section 351 of the Code for U.S. federal income tax purposes (a “Section 351 Exchange”). The provisions of Section 351 of the Code are complex, and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the consummation of the ARYA Merger and the related transactions in the Business Combination that are beyond ARYA’s control. The qualification of the ARYA Merger as a Section 351 Exchange is therefore not free from doubt. For example, if more than 20% of the shares of common stock of New Adagio were, in the aggregate and at the time of their issuance in the Business Combination, subject to one or more arrangements or agreements to be sold or disposed of, one of the requirements to qualify as a Section 351 Exchange would not be met. The Closing is not conditioned upon the receipt of an opinion of counsel that the ARYA Merger (or any of the transactions in the Business Combination) qualifies as a Section 351 Exchange, and neither ARYA nor ListCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (including the ARYA Merger), and the IRS or a court could take a different position from that described herein.
The ARYA Merger may also independently qualify for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code (a “Reorganization”). Under Section 368(a) of the Code, a transaction must satisfy certain requirements to qualify as a Reorganization, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured like the ARYA Merger, New Adagio) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with only investment-type assets, such as ARYA, there is no assurance that the ARYA Merger should qualify as a Reorganization. Moreover, the qualification of the ARYA Merger as a Reorganization is based on facts which will not be known until at or after the Closing, including certain requirements that could depend on the amount of cash used to redeem Public Shares prior to the ARYA Merger Effective Time. As a result, no opinion is being provided as to whether the ARYA Merger constitutes a Reorganization. The Closing is not conditioned upon the receipt of an opinion of counsel that the ARYA Merger qualifies as a Reorganization, and, as noted above, neither ARYA nor ListCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (including the ARYA Merger). No assurance can be given that the ARYA Merger should qualify as a Section 351 Exchange or a Reorganization. U.S. Holders and non-U.S. Holders are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the ARYA Merger, including with respect to its qualification as a Section 351 Exchange or a Reorganization.
Effects of the ARYA Merger on U.S. Holders
If the ARYA Merger qualifies either as a Section 351 Exchange or a Reorganization, subject to the PFIC rules discussed below in the section entitled “— Effects of the PFIC Rules on U.S. Holders,” a U.S. Holder that exchanges Public Shares for shares of New Adagio Common Stock in the ARYA Merger should not recognize gain or loss. The aggregate tax basis for U.S. federal income tax purposes of the shares of New Adagio Common Stock received by such U.S. Holder should be the same as the aggregate adjusted tax basis of the Public Shares exchanged therefor. A U.S. Holder’s holding period in the shares of New Adagio Common Stock received should include the holding period of the Public Shares exchanged therefor.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARYA MERGER.
Effects of the PFIC Rules on U.S. Holders
Whether or not the ARYA Merger qualifies as a Section 351 Exchange or a Reorganization, U.S. Holders who exchange Public Shares for New Adagio Common Stock pursuant to the ARYA Merger may be subject to adverse U.S. federal income tax consequences under the PFIC rules. In addition, a U.S. Holder who elects to have its Public Shares redeemed for cash pursuant to the redemption provisions may be subject to the PFIC rules.
A foreign (i.e., non-U.S.) corporation (such as ARYA) will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by ARYA would be considered passive income, and cash held by ARYA would be considered a passive asset.
Because ARYA is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, ARYA believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2022 and will likely be considered a PFIC for the taxable year ended on December 31, 2023 and any other taxable year before or in which the Business Combination occurs. However, because of the inherently factual nature of the determination, and because the determination is an annual one based on income and assets of ARYA in each year, no opinion is being provided as to ARYA’s PFIC status for any taxable year.

If ARYA is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder who did not make (i) a timely “qualified election fund,” or “QEF,” election under Section 1295 of the Code for ARYA’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, (ii) a QEF election along with a “purging election,” or (iii) a “mark-to-market” election with respect to the Public Shares (hereinafter, each a “PFIC Election”), such holder generally will be subject to special rules with respect to “excess distributions,” generally applying to:
•	any gain realized by the U.S. Holder on the sale or other disposition of its Public Shares; and
•
any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares.

Under these rules,
•	the U.S. Holder’s excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Public Shares;
•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of ARYA’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from ARYA, which ARYA intends to provide. However, there can be no assurance that ARYA will timely provide such information to U.S. holders going forward, including following the Business Combination.
Even if the ARYA Merger qualifies as a Section 351 Exchange or a Reorganization, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f), or the “Proposed Regulations,” were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, the Proposed Regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Public Shares for New Adagio Common Stock in the ARYA Merger if ARYA were classified as a PFIC at any time during such U.S. Holder’s holding period in Public Shares. Any such gain would be treated as an “excess distribution” made in the year of the ARYA Merger and subject to the special tax and interest charge rules discussed above. The foregoing would not apply to a U.S. Holder’s exchange of Public Shares pursuant to the ARYA Merger to the extent that such holder has made a timely PFIC Election with respect to said shares. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
Furthermore, in the event that a U.S. Holder’s Public Shares are redeemed for cash pursuant to the redemption provisions described in this proxy statement/prospectus, whether the redemption is treated as a sale or exchange of Public Shares or as a distribution on the Public Shares, such deemed sale or exchange or distribution, as applicable, would be treated as a sale or disposition or distribution, as applicable, for purposes of the PFIC rules described above.
The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Public Shares should consult its tax advisor concerning PFIC elections and the application of the PFIC rules to such Public Shares under such holder’s particular circumstances.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.

Effects of U.S. Holders of Exercising Redemption Rights
In the event that a U.S. Holder’s Public Shares are redeemed for cash pursuant to such U.S. Holder’s exercise of redemption rights, subject to the PFIC rules discussed below “—Effects of the PFIC Rules on U.S. Holders,” the treatment of the redemption for U.S. federal income tax purposes depends on whether the redemption qualifies as a sale of the Public Shares under Section 302 of the Code. Whether a redemption qualifies for sale treatment will depend largely on the total number of Public Shares treated as held by the U.S. Holder relative to all of the Public Shares outstanding both before and after the redemption. For this purpose, the shares outstanding after the redemption should take into account shares owned by the U.S. Holder as a result of the ARYA Merger.
The redemption of Public Shares generally will be treated as a sale of the Public Shares if the redemption (i) results in a “complete termination” of the U.S. Holder’s interest in ARYA, (ii) is “substantially disproportionate” with respect to the U.S. Holder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally must take into account not only Public Shares actually owned by such U.S. Holder, but also Public Shares such U.S. Holder is treated as constructively owning. A U.S. Holder may be treated as constructively owning Public Shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option.
There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Public Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the Public Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares. In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock of ARYA actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than 80% of the voting stock of ARYA actually or constructively owned by such U.S. Holder immediately prior to the redemption. The redemption of the Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in ARYA. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in ARYA will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their tax advisors as to the tax consequences of a redemption.
If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, subject to the PFIC rules discussed below “—Effects of the PFIC Rules on U.S. Holders,” the U.S. Holder would generally be required to recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Public Shares. Such gain or loss generally would be treated as long-term capital gain or loss if such shares were held for more than one year on the date of the redemption. A U.S. Holder’s tax basis in such holder’s Public Shares generally will equal the cost of such shares.
If the redemption does not qualify as a sale of stock under Section 302 of the Code, subject to the PFIC rules discussed below “—Effects of the PFIC Rules on U.S. Holders,” then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits of ARYA, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Public Shares.
U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of Public Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Effects of the ARYA Merger on Non-U.S. Holders
The U.S. federal income tax treatment of a non-U.S. Holder that exchanges Public Shares for shares of New Adagio Common Stock in the ARYA Merger generally corresponds to that of a U.S. Holder, and a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the exchange of Public Shares for shares of New Adagio common stock in the ARYA Merger, unless (i) the ARYA Merger does not qualify as a Section 351 Exchange or a Reorganization; and (ii) (a) the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. Holder), or (b) the non-U.S. holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year in which the ARYA Merger takes place and certain other requirements are met, or (c) ARYA is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held Public Shares and certain other conditions are met. ARYA believes that it is not and has not been at any time since its formation a United States real property holding corporation and does not expect to be a United States real property holding corporation immediately after the ARYA Merger is completed. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New Adagio will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the ARYA Merger or at any future time. Unless an applicable treaty provides otherwise, gain described in the first category above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. Holder. Any gains described in the first category above of a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate (or lower income tax treaty rate).
ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARYA MERGER.
Effects to Non-U.S. Holders of Exercising Redemption Rights
The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. Holder’s Public Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Public Shares, as described above. Subject to the discussion below under “— Foreign Account Tax Compliance Act,” to the extent that the redemption of a Non-U.S. Holder’s Public Shares are treated as a corporate distribution paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to U.S. withholding tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, such effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise (and any additional requirements therein). A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).
Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its Public Shares and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale of the Public Shares, as described below.
To the extent the redemption of a Non-U.S. Holder’s Public Shares are treated as a sale of stock by the Non-U.S. Holder under Section 302 of the Code, as discussed above under the section entitled “—Effects to U.S. Holders of Exercising Redemption Rights,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on such redemption unless such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States or we have been a “United States real property holding corporation” during the applicable testing period. See additional discussion above under the heading “—Effects of the ARYA Merger on Non-U.S. Holders.”

ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.
Information Reporting and Backup Withholding with respect to Redemptions and the ARYA Merger
Following the Closing Date, New Adagio will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Business Combination. It is anticipated that information regarding the qualification of the ARYA Merger as a Section 351 Exchange or a Reorganization will be made available on such Form 8937 following the consummation of the Business Combination. A non-U.S. Holder will not be subject to U.S. backup withholding if it provides a certification of exempt status (on an appropriate IRS Form W-8 or an applicable substitute form). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.
Information returns will be filed with the IRS in connection with payments resulting from the redemption of Public Shares. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status, or if the U.S. Holder has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
A non-U.S. Holder may be required to comply with certification procedures to establish that it is not a “United States person” on a duly executed applicable IRS Form W-8 or otherwise in order to avoid information reporting and backup withholding requirements.
Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund of any excess amounts withheld, provided that the required information is timely furnished to the IRS.
Ownership and Disposition of Shares of New Adagio Common Stock After the Closing
Tax Considerations Applicable to U.S. Holders
1.	Distributions on Shares of New Adagio Common Stock
A U.S. Holder generally will be required to include in gross income as a dividend the amount of any cash distribution paid with respect to shares of New Adagio Common Stock, to the extent the distribution is paid out of New Adagio’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New Adagio Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New Adagio Common Stock and will be treated as described under “—2. Sale or Other Taxable Disposition of Shares of New Adagio Common Stock” below.
Dividends that New Adagio pays to a U.S. Holder that is a corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New Adagio pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the Public Shares exchanged for the shares of New Adagio Common Stock in the ARYA Merger may have suspended the running of the applicable holding period for these purposes.
2.	Sale or Other Taxable Disposition of Shares of New Adagio Common Stock
Upon a sale or other taxable disposition of shares of New Adagio Common Stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New Adagio Common Stock so disposed of. See “—Effects of the ARYA Merger on U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its shares of New Adagio Common Stock following the ARYA Merger. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New Adagio Common Stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
3.	Information Reporting and Backup Withholding
Payments of dividends on and the proceeds from a sale or other disposition of New Adagio Common Stock may be subject to information reporting to the IRS, and U.S. backup withholding may apply to such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
Tax Considerations Applicable to Non-U.S. Holders
1.	Distributions on Shares of New Adagio Common Stock
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” in general, any distributions made to a non-U.S. Holder with respect to New Adagio Common Stock, to the extent paid out of New Adagio’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of New Adagio Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such shares of New Adagio Common Stock, which will be treated as described under “—Sale or Other Taxable Disposition of Shares of New Adagio Common Stock.” Dividends paid by New Adagio to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders and, if the non-U.S. Holder is a corporation for U.S. federal income tax purposes, an additional “branch profits tax” at a rate of 30% (or a lower applicable treaty rate) may also apply.
2.	Sale or Other Taxable Disposition of Shares of New Adagio Common Stock
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” a non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of shares of New Adagio Common Stock unless:
(i)
such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)
the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)
New Adagio is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) the shares of New Adagio Common Stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period more than 5% of outstanding shares of New Adagio Common Stock.
If paragraph (iii) above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale or other taxable disposition of shares of New Adagio Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Adagio Common Stock from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Adagio will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect New Adagio to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New Adagio will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.
3.	Information Reporting Requirements and Backup Withholding
Information returns may be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of New Adagio Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a “United States person” for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including Public Shares and shares of New Adagio Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of New Adagio Common Stock are held will affect the determination whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of New Adagio Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of Public Shares and shares of New Adagio Common Stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of shares of securities (including Public Shares and shares of New Adagio Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their shares of New Adagio Common Stock.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARYA MERGER, THE EXERCISE OF REDEMPTION RIGHTS, AND THE OWNERSHIP AND DISPOSITION OF SHARES OF NEW ADAGIO COMMON STOCK RECEIVED IN THE ARYA MERGER WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH HOLDER OF PUBLIC SHARES. HOLDERS OF PUBLIC SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE ARYA MERGER, THE EXERCISE OF REDEMPTION RIGHTS, AND THE OWNERSHIP AND DISPOSITION OF SHARES OF NEW ADAGIO COMMON STOCK RECEIVED IN THE ARYA MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
ARYA is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination and other events contemplated by the Business Combination Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.
The unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Business Combination occurred on September 30, 2023. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2023 and the year ended December 31, 2022 give pro forma effect to the Business Combination as if it had been completed on January 1, 2022.
The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with:
•	the accompanying notes to the unaudited pro forma condensed combined financial information;
•
the historical unaudited condensed financial statements of ARYA as of and for the nine months ended September 30, 2023, the audited financial statements for the year ended December 31, 2022 and the related notes, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited condensed consolidated financial statements of Adagio as of and for the nine months ended September 30, 2023, the audited consolidated financial statements for the year ended December 31, 2022 and the related notes, included elsewhere in this proxy statement/prospectus; and

•
other information relating to ARYA and Adagio included in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth under “Proposal 1: Business Combination Proposal,” as well as the disclosures contained in the sections titled “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Adagio’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Adagio. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2023
(Dollars in Thousands)
			Assuming No Further Redemption			Assuming Maximum Redemption
	Arya Sciences Acquisition Corp IV (Historical)	Adagio Medical, Inc. (Historical)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined
Assets
Current assets
Cash	$14	$1,981	$[•]	A	$ [•]	$ [•]	P	$ [•]
			[•]	B
			[•]	C
			[•]	D
			[•]	E
			[•]	M
			[•]	Q
			[•]	T
Accounts receivable, net	—	70			[•]			[•]
Inventories, net	—	287			[•]			[•]
Prepaid expenses	158	262			[•]			[•]
Other current assets	—	175			[•]			[•]
Total Current assets	172	2,775			[•]	[•]		[•]
Property and equipment, net	—	1,547			[•]			[•]
Right-of-use assets, net	—	167			[•]			[•]
Intangible assets, net	—	—	[•]	N	[•]			[•]
Goodwill	—	—	[•]	R	[•]			[•]
Cash and investments held in Trust Account	39,631	—	[•]	A	[•]			[•]
Other Assets	—	27			[•]			[•]
Total Assets	$39,803	$4,516	$ [•]		$ [•]	$ [•]		$ [•]
Liabilities and Shareholder's deficit
Current liabilities
Accounts payable	$89	$2,111			$[•]			$[•]
Accrued expenses	7,308	2,398	$ [•]	C	[•]			[•]
Operating lease liabilities, current	—	112			[•]			[•]
Convertible notes payables, current	—	27,619	[•]	F	[•]			[•]
Warrant liabilities	—	118	[•]	K	[•]			[•]
Term loan, current	—	1,690	[•]	M	[•]			[•]
Accrued transaction costs	—	1,848	[•]	D	[•]			[•]
Other accrued liabilities	—	1,054			[•]			[•]
Due to related party	180	—			[•]			[•]
Convertible promissory note - related party	1,705	—	[•]	L	[•]			[•]
Total Current liabilities	9,282	36,950	[•]		[•]			[•]
Operating lease liabilities, long-term	—	58			[•]			[•]
Term loan, long-term	—	571	[•]	M	[•]			[•]
Deferred underwriting commissions	2,616	—	[•]	B	[•]			[•]
Convertible notes payables, long-term	—	—	[•]	T	[•]			[•]
Other long-term liabilities	—	10			[•]			[•]
Total Liabilities	11,898	37,589	[•]		[•]			[•]
See accompanying notes to unaudited pro forma condensed combined financial information.

			Assuming No Further Redemption			Assuming Maximum Redemption
	Arya Sciences Acquisition Corp IV (Historical)	Adagio Medical, Inc. (Historical)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined
Commitments and Contingencies
Class A ordinary shares subject to possible redemption	39,531	—	[•]	G	[•]			[•]
Convertible preferred stock, $ 0.001 par value	—	91,469	[•]	I	[•]			[•]
Shareholder's (deficit) equity
New Adagio Common Stock, $ 0.0001 par value	—	—	[•]		[•]			[•]
			[•]	E
			[•]	F
			[•]	G
			[•]	H
			[•]	I
			[•]	K
			[•]	L
			[•]	P
			[•]	Q
Adagio Common Stock, $ 0.001 par value	—	1	[•]	J	[•]			[•]
Preference shares, $ 0.0001 par value	—	—			[•]			[•]
Class A ordinary shares, $ 0.0001 par value	—	—	[•]	H	[•]	[•]	P	[•]
Class B ordinary shares, $ 0.0001 par value	—	—	[•]	H	[•]			[•]
			[•]	O
Additional paid-in capital	—	1,493	[•]	E	[•]	[•]	P	[•]
			[•]	F
			[•]	G
			[•]	H
			[•]	I
			[•]	J
			[•]	K
			[•]	L
			[•]	N
			[•]	O
			[•]	P
			[•]	Q
			[•]	R
Accumulated other comprehensive income	—	27	[•]	J	[•]			[•]
Accumulated deficit	(11,626)	(126,063)	[•]	J	[•]			[•]
			[•]	S
Total Shareholder’s (deficit) equity	(11,626)	(124,542)	[•]		[•]	[•]		[•]
Total Liability and Equity	$39,803	$4,516	$ [•]		$ [•]	$ [•]		$ [•]
See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
For the Nine Months ended September 30, 2023
(Dollars in Thousands, except per share data)
			Assuming No Further Redemption			Assuming Maximum Redemption
	Arya Sciences Acquisition Corp IV (Historical)	Adagio Medical, Inc. (Historical)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined	Transaction Accounting Adjustments (Note 5)	Pro Forma Combined
Revenue	$—	$222			$ [•]		$ [•]
Cost of revenue and operating expenses
Cost of revenue	—	972			[•]		[•]
Research and development	—	13,625			[•]		[•]
General and administrative expenses	2,007	8,234	[•]	AA	[•]		[•]
			[•]	EE	[•]		[•]
Total Cost of revenue and operating expenses	2,007	22,831	[•]		[•]		[•]
Loss from Operations	(2,007)	(22,609)			[•]		[•]
Other Income (Expense)
Convertible notes fair value adjustment	—	(5,119)	[•]	CC			[•]
Warrant liabilities fair value adjustment	—	(83)	[•]	DD
Interest expense	—	(1,082)	[•]	CC	[•]		[•]
			[•]	FF			[•]
Interest earned on cash and investments held in Trust Account	2,094	—	[•]	BB	[•]		[•]
Interest income	—	2			[•]		[•]
Other income (expense), net	—	(113)	[•]		[•]		[•]
Total Other Income (Expense)	2,094	(6,395)	[•]		[•]		[•]
Net income (loss)	$87	$(29,004)	$ [•]		$ [•]		$ [•]
Basic and diluted weighted average shares outstanding of Class A ordinary shares	6,206,616	—			[•]		[•]
Basic and diluted net income (loss) per share, Class A ordinary share	$0.01	$—			$[•]		$[•]
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	—			[•]		[•]
Basic and diluted net income (loss) per share, Class B ordinary share	$0.01	$—	$—		$[•]		$[•]
Basic and diluted weighted average shares outstanding	—	759,489
Basic and diluted net loss per common share	$—	$(38.19)	$—		$[•]		$[•]
.
See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
For the Year ended December 31, 2022
(Dollars in Thousands, except per share data)
			Assuming No Further Redemption			Assuming Maximum Redemption
	Arya Sciences Acquisition Corp IV (Historical)	Adagio Medical, Inc. (Historical)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined	Transaction Accounting Adjustments (Note 5)	Pro Forma Combined
Revenue	$—	$189	$—		$[•]	$[•]	$ [•]
Cost of revenue and operating expenses
Cost of revenue	—	875			[•]		[•]
Research and development	—	17,855			[•]		[•]
General and administrative expense	1,009	5,372	[•]	AA	[•]	[•]	[•]
			[•]	EE
Total Cost of revenue and operating expenses	1,009	24,102	[•]		[•]	[•]	[•]
Loss from Operations	(1,009)	(23,913)	[•]		[•]	[•]	[•]
Other Income (Expense)
Convertible notes fair value adjustment	—	—	[•]	CC	[•]		[•]
Warrant liabilities fair value adjustment	—		[•]	DD	[•]		[•]
Interest expense	—	(137)	[•]	CC	[•]		[•]
Interest earned on cash and investments held in Trust Account	2,077	—	[•]	BB	[•]		[•]
Interest income	—	39			[•]		[•]
Other income (expense), net	—	338	[•]		[•]		[•]
Total Other Income (Expense)	2,077	240	[•]		[•]	[•]	[•]
Net income (loss)	$1,068	$(23,673)	$[•]		$ [•]	$[•]	$[•]
Basic and diluted weighted average shares outstanding of Class A ordinary shares	15,449,000	—			[•]		[•]
Basic and diluted net income (loss) per share, Class A ordinary share	$0.06	$—	$—		$[•]	$—	$ [•]
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	—	—		[•]	—	[•]
Basic and diluted net income (loss) per share, Class B ordinary share	$0.06	$—	$—		$[•]	$—	$ [•]
Basic and diluted weighted average shares outstanding	—	751,568	—		[•]	—	[•]
Basic and diluted net loss per common share	$—	$(31.50)	$—		$[•]	$—	$ [•]
See accompanying notes to unaudited pro forma condensed combined financial information.

Note 1. Description of the Transaction
On February 13, 2024, ARYA, ListCo, ARYA Merger Sub, Adagio, and Company Merger Sub entered into the Business Combination Agreement pursuant to which (i) ARYA Merger Sub will be merged with and into ARYA (the “ARYA Merger”), with ARYA surviving the ARYA Merger as a direct wholly-owned subsidiary of ListCo and (ii) Company Merger Sub will be merged with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with Adagio surviving the Adagio Merger as a direct wholly-owned subsidiary of ListCo (the “Business Combination”) (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”). In connection with the consummation of the Business Combination, ListCo will change its name to “Adagio Medical, Inc.” The Business Combination is expected to close by [•] and remains subject to customary closing conditions.
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements (the “Subscription Agreements”) with the Perceptive PIPE Investor and the Other PIPE Investors, pursuant to which the PIPE Investors committed $45,000,000 of financing, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market and not to redeem such shares prior to the Closing Date, and (ii) non-redemption commitments by certain investors (together, the “PIPE Financing”). In connection with the PIPE Financing, certain PIPE Investors will be issued Base Warrants and/or Pre-Funded Warrants.
On the Closing Date, immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the Bridge Financing Notes and the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio (or such lower amount as is loaned under such notes at Closing), which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes” and, together with the April 2023 Notes, the “Bridge Financing Notes”), (iii) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (iv) an additional cash investment of approximately $8,070,575 (which amount will be increased by any undrawn capacity under the Bridge Financing Notes at Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of New Adagio Common Stock and/or PIPE Warrants, based on the purchase price in the PIPE Financing, in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement.
Further, in connection with the execution of the Business Combination Agreement, the Convert Investors executed a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock, and 1,500,000 warrants (the “Convert Warrants”), each Convert Warrant being exercisable on a cashless basis or for one share of New Adagio Common Stock at $24.00 per share, subject to adjustment (the “Base Convert Financing”). The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Note Subscription Agreement”). On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and 937,500 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement (such additional investment by the Perceptive PIPE Investor, the “Perceptive Convertible Note Commitment,” and together with the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing (any such financing, an “Additional Financing”), whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced or a combination of both. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio Common Stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Note 2. Basis of Pro Forma Presentation
The Business Combination is expected to be accounted for as a forward-merger in accordance with U.S. GAAP. Under this method of accounting, ARYA will be treated as the “accounting acquirer” and Adagio as the “accounting acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is expected to be accounted for using the acquisition method of accounting. The acquisition method of accounting is based on FASB ASC 805, and uses the fair value concepts defined in ASC 820. ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As such, under the acquisition method of accounting, ARYA’s assets and liabilities will retain their carrying amounts and the assets and liabilities of Adagio, including any intangible assets recognized in connection with the Business Combination, will be recorded at their fair values, which are measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill.
ARYA is expected to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
Upon consummation of the Business Combination, the expected cash on hand results in the equity at risk being considered insufficient for Adagio to finance its activities without additional subordinated financial support, under these assumed redemption scenarios. Therefore, Adagio is considered a Variable Interest Entity (“VIE”) and the primary beneficiary of Adagio will be treated as the accounting acquirer;

•
ARYA’s existing shareholders will have the largest voting interest in New Adagio and the Sponsor will have the ability to appoint 4 of the 7 initial directors, which is the majority of the New Adagio Board; and

•
ARYA will control the significant activities that impact the economic performance of New Adagio post-Business Combination and therefore, ARYA is the primary beneficiary upon Closing of the Business Combination.

The unaudited pro forma condensed combined financial statements do not include income tax adjustment as the effective tax rates for the nine months ended September 30, 2023 and the year ended December 31, 2022 were approximately 0.0% for both periods.
The unaudited pro forma condensed combined financial statements do not include the adjustment related to Sponsor Earn-Out Shares (as defined below). The Sponsor Earn-Out Shares, which is classified as equity, are subject to the Share Trigger Price Vesting. At any time during the period following the ARYA Merger and expiring on the 10th anniversary of the Closing Date, if the stock price of a share of New Adagio Common Stock equals or exceeds $24.00 per share for any 20 trading days with any 30-trading day period after the Closing Date, the Sponsor Earn-Out Shares shall automatically vest. The adjustment related to Sponsor Earn-Out Shares is not reflected, as the trigger of vesting is deemed not probable of occurring after the Closing of the Business Combination.
The unaudited pro forma condensed combined financial information has been prepared using two alternative levels of redemption of Class A ordinary shares into cash:
•
Scenario 1 — No further redemption: On February 28, 2023, 11,259,169 shares of Class A ordinary shares were redeemed for an aggregate amount of $115.1 million. This presentation applies the assumption that no further redemption rights are exercised by Public Shareholders with respect to their Class A ordinary shares upon consummation of the Business Combination; and

•
Scenario 2 — Maximum redemption of Class A ordinary shares: This presentation assumes that Public Shareholders holding approximately [•] shares, which is [•]% of Class A ordinary shares, will exercise their redemption rights upon consummation of the Business Combination at a redemption price of approximately

$[•] per share. The maximum redemption scenario assumes that 1) both Adagio and ARYA have waived their rights to terminate the Business Combination Agreement, and 2) before giving effect to the payment of all the Adagio’s and ARYA’s expenses, the Aggregate Transaction Proceeds shall be equal to or greater than $50.0 million.
The following table summarizes the pro forma shares of New Adagio Common Stock outstanding under the two redemption scenarios:
Share Ownership and Voting Power
	Pre-Business Combination (ARYA)		Post-Business Combination No Further Redemption (New Adagio)		Post-Business Combination Maximum Redemption (New Adagio)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Adagio’s other shareholders(1)	[•]	[•]	[•]	[•]	[•]	[•]
ARYA Public Shareholders	[•]	[•]	[•]	[•]	[•]	[•]
Other Sponsor and Related Parties(2)	[•]	[•]	[•]	[•]	[•]	[•]
PIPE Investors and Perceptive PIPE Investors(3)	[•]	[•]	[•]	[•]	[•]	[•]
Convertible Investors(4)	[•]	[•]	[•]	[•]	[•]	[•]
Pro Forma common stock at September 30, 2023	[•]	[•]	[•]	[•]	[•]	[•]
(1)
Reflects (1) the exercise of [•] outstanding Adagio Warrants into Adagio Common Stock, the conversion of [•] outstanding Adagio Preferred Stock into shares of Adagio Common Stock on a one-to-one basis, and the conversion of [•] Adagio Convertible Notes into Adagio Common Stock, all prior to Closing; and (2) the cancellation, extinguishment, and conversion of all [•] issued and outstanding shares of Adagio Common Stock into [•] shares of New Adagio Common Stock on a one-to-one basis.

(2)
Reflects the cancellation, extinguishment, and conversion of each issued and outstanding Class B ordinary shares into (1) [•] shares of New Adagio Common Stock to be issued to the Sponsor, (2) [•] shares of New Adagio Common Stock to be issued to certain investors who are a party to the transactions contemplated by the Subscription Agreements, dated February 13, 2024, and (3) 1,147,500 shares of New Adagio Common Stock (“Earn-Out Shares”), which will be subject to Share Trigger Price Vesting and will vest if the post-Closing share price of the New Adagio Common Stock exceeds $24.00 per share.

(3)
Reflects (1) the sale and issuance of [•] shares of New Adagio Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of $[•] million pursuant to the Subscription Agreements entered in connection with the PIPE Financing, including purchases made by the PIPE Investors and Perceptive PIPE Investor; and (2) the conversion of [•] Bridge Financing Notes held by Perceptive PIPE Investor into [•] shares of New Adagio Common Stock.

(4)	The conversion of $[•] million of [•][Convert Warrants] held by certain investors into [•] shares of New Adagio Common Stock.
There were no existing contractual relationships between ARYA and Adagio during the periods for which the unaudited pro forma condensed combined financials statements are presented.
The unaudited pro forma condensed financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination and related transactions. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that ARYA believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. ARYA believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
Note 3. Accounting Policies
Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Adagio. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
Note 4. Preliminary Allocation of Purchase Price
The total purchase consideration for the Business Combination has been allocated to the assets acquired, and liabilities assumed for purposes of the unaudited pro forma condensed combined financial information based on their estimated relative fair values. The allocation of the purchase consideration herein is preliminary. The final allocation of the purchase consideration for the Business Combination will be determined after the completion of a thorough analysis to determine the fair value of all assets acquired and liabilities assumed but in no event later than one year following the completion of the Business Combination.
Accordingly, the final acquisition accounting adjustments could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements.
Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of New Adagio following the Business Combination due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities.
The table below represents the total estimated preliminary purchase consideration (in thousands):
Equity Value of New Adagio Common Stock(1)	$ [•]
Estimated Purchase Price	$ [•]
(1)	Refer to Notes 5(F), 5(I) and 5(K).
For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on the relative fair value of the preliminary estimate of the fair value of assets and liabilities to be acquired (in thousands):
	Historical Amounts	Fair Value Adjustments	Purchase Price Allocation
Cash and cash equivalents	$[•]		$[•]
Accounts receivable, net	[•]		[•]
Inventory, net	[•]		[•]
Prepaid expenses	[•]		[•]
Other current assets	[•]		[•]
Property and equipment, net	[•]		[•]
Intangible assets, net	—	$[•]	[•]
Other assets	[•]		[•]
Accounts payable	[•]		[•]
Accrued liabilities	[•]		[•]
Other accrued liabilities	[•]		[•]
Other long-term liabilities	[•]		[•]
Net assets acquired	$[•]		$[•]
Consideration transferred			$[•]
Goodwill	—	$[•]	$[•]
Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of intangible assets derived from [developed technology and in-process research and development (IPR&D)]. [•] were valued through application of [cost] method. Under this method, [•]. The amortization related to the [developed technology] is reflected as unaudited pro forma adjustments to the unaudited pro forma condensed combined income statements using the straight-line method of amortization. Company management has determined the estimated useful lives of [developed technology based on the projected economic benefits associated with these interests].
The amount that will ultimately be allocated to these identified intangible assets and the related amount of amortization, may differ materially from this preliminary allocation.

Goodwill represents the excess of the total purchase consideration over the fair value of the underlying net assets, largely arising from [operational synergies expect to achieve from combining the companies and the cash flows from future development projects].
As the determination of the purchase price is subject to change upon finalization of the fair value analyses, the following table depicts the sensitivity of the purchase price and resulting goodwill to changes in net asset value. A 10% change in net asset value would cause a corresponding increase or decrease in the balance of goodwill as follows:
(In thousands)	Purchase price (Net assets)	Goodwill
As presented in the pro forma combined results	$[•]	$[•]
10% increase in net asset value	$[•]	$[•]
10% decrease in net asset value	$[•]	$[•]
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2023 are as follows:
(A)	Represents the reclassification of $[•] million of cash and investments held in the Trust Account that becomes available to fund expenses in connection with the Business Combination.
(B)
Represents the payment of deferred underwriting commissions of $[•] million related to ARYA’s initial public offering that will be paid upon Closing of the Business Combination. This amount will be recognized as decreases in cash and deferred underwriting commissions liability.

(C)
Represents the payment of ARYA’s accrued transaction expenses of $[•] million, incurred by ARYA in connection with the Business Combination, such as advisory, banking, printing, legal, accounting fees and other professional fees that are to be incurred as a direct and incremental part of the transaction. Such transaction costs are expensed as incurred.

(D)
Represent the payment of Adagio’s transaction costs of $[•] million that were recorded in accrued transaction costs and reflected in the historical financial statements of Adagio. The accrued transaction costs include the advisory, banking, legal, accounting fees and other professional fees that are incurred but not paid.

(E)
Represents sale and issuance of [•] shares of New Adagio Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of $[•] million pursuant to the Subscription Agreements entered in connection with the PIPE Financing.

(F)	Represents the conversion of $[•] million of Adagio Convertible Notes and $[•] million of related accrued unpaid interest to New Adagio Common Stock and additional paid-in capital.
(G)
Represents the reclassification of [•] shares of Class A ordinary shares subject to redemption, with a par value of $[•] into [•] shares of the New Adagio Common Stock, resulting in an increase in New Adagio Common Stock with a par value of [•] and an increase of additional paid-in capital.

(H)	Represents the conversion of the existing Class A ordinary shares and Class B ordinary shares to New Adagio Common Stock and additional paid-in capital.
(I)	Represents the conversion of all outstanding Adagio Preferred Stock to New Adagio Common Stock and additional paid-in capital upon Closing of the Business Combination.
(J)	Represents the elimination of Adagio’s historical equity balances.
(K)
Represents the conversion of Adagio Warrants prior to the Closing Date from liability to equity in conjunction with the Business Combination. The Adagio Warrants were issued in conjunction with the SVB Term Loan. As per the applicable warrant agreement, in the event of the Business Combination, if the fair market value of Adagio Common Stock is greater than the exercise price ($7.97 per share) of the Adagio Warrant, the Adagio Warrants shall be immediately and automatically “net” exercised in exchange for a number of shares of Adagio Common Stock prior to the closing of the Adagio Merger; if the fair market value of Adagio Common Stock is equal to or less than the exercise price of the Adagio Warrant, the Adagio Warrants shall be automatically terminated prior to the closing of Adagio Merger.
(L)	Represents the conversion of $[•] million of ARYA Convertible Promissory Notes and $[•] million of related accrued unpaid interest to New Adagio Common Stock and additional paid-in capital.
(M)
Represents the settlement of the existing SVB Term Loan of Adagio of $[•] million in short-term debt and long-term debt of $[•] and $[•] respectively, net of unamortized debt issuance costs of $[•] million.

(N)	Represents the adjustment to intangible assets, net to reflect their estimated fair values on the preliminary purchase price allocation (see Note 4).
(In thousands)
Technology	$ [•]
IPR&D	[•]
[•]	[•]
Pro forma adjustment	$[•]
(O)	Represents [•] Class B ordinary shares forfeited pursuant to Sponsor Letter Agreement in connection with the Business Combination. The forfeiture is offset to additional paid-in capital.
(P)
Represents the maximum redemption of [•] Class A ordinary shares for aggregate redemption payments of $[•] allocated to Class A ordinary shares and additional paid-in capital using par value $0.0001 per share and at a redemption price of approximately $[•] per share.

(Q)	Reflects the conversion of $[•] million of [•][Convert Warrants] held by certain investors into [•] shares of New Adagio Common Stock.
(R)	Represents the adjustment to goodwill based on the preliminary purchase price allocation (see Note 4).
(S)	Represents the estimated transaction costs incurred by ARYA and Adagio, in connection with the Business Combination. See Note 5(C), and 5(D) for further detail.
(T)	Represents the issuance of $[•] million of New Adagio Convertible Notes in the Convertible Security Financing at the Closing.
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2023, and for the year ended December 31, 2022 are as follows:
(AA)
Reflects ARYA’s estimated transactions costs of $[•] million as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. The amount presented is comprised of transaction costs that were not yet recognized and expensed in the historical statement of operations as part of the Business Combination. These costs are non-recurring. The adjustment also reflects the movement of Adagio’s $[•] million recognized transaction costs from the nine months ended September 30, 2023 to the year ended December 31, 2022.

(BB)	Represents the elimination of interest income on the investments held in Trust Account.
(CC)
Represents the reversal of interest expense on convertible notes payable and elimination of fair value changes due to the conversion of convertible notes payable into shares of New Adagio Common Stock.

(DD)	Represents the reversal of fair value changes in warrant liability due to the reclassification of warrants from liability to equity in conjunction with the Business Combination.

(EE)
Adjustment to reflect amortization expense, on a straight-line basis, based on the preliminary fair value of the intangible assets and the estimated useful lives. See below table for the calculation (in thousands):

For the nine months ended September 30, 2023	Value at Closing	Useful Life	Pro forma Amortization
Technology	$[•]	[•]	$[•]
[•]	[•]	[•]	[•]
Total	$[•]	[•]	$[•]
Historical amortization expense			$—
Pro forma adjustment			$[•]
For the year ended December 31, 2022	Value at Closing	Useful Life	Pro forma Amortization
Technology	$[•]	[•]	$[•]
[•]	[•]	[•]	[•]
Total	$[•]	[•]	$[•]
Historical amortization expense			$—
Pro forma adjustment			$[•]
(FF)
Reflects the removal of interest expense on the SVB Term Loan, including $[•] million of unamortized debt issuance costs written off due to the settlement of the SVB Term Loan included in the Adagio’s historical financial statements.

Note 6. Net Loss per Share
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of the periods presented. When assuming the maximum redemption scenario described above, this calculation is adjusted to eliminate such shares for the entirety of the periods presented.
The unaudited pro forma condensed combined financial information has been prepared assuming the two redemption scenarios for the nine months ended September 30, 2023 and for the year ended December 31, 2022:
	Nine months ended September 30, 2023		Year Ended December 31,2022
(in thousands, except share and per share data)	Assuming No Further Redemption	Assuming Maximum Redemption	Assuming No Further Redemption	Assuming Maximum Redemption
Pro forma net loss	[•]	[•]	[•]	[•]
Basic and diluted weighted average shares outstanding	[•]	[•]	[•]	[•]
Basic and diluted net loss per share	[•]	[•]	[•]	[•]
Excluded securities:(1)
New key employee equity awards	[•]	[•]	[•]	[•]
Earn-out Shares	[•]	[•]	[•]	[•]
(1)
The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive and/or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period presented.

Comparative Per Share Data

BUSINESS OF ARYA AND CERTAIN INFORMATION ABOUT ARYA
Unless the context otherwise requires, all references in this section to “ARYA,” “we,” “us” or “our” refer to ARYA.
Summary
We are a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have generated no operating revenues to date, and we do not expect that we will generate operating revenues until we consummate our initial business combination. To date, our efforts have been limited to organizational activities, activities related to our initial public offering as well as the search for a prospective business combination. We reviewed a number of opportunities to enter into a business combination with an operating business and, on February 13, 2024, we entered into the Business Combination Agreement.
Our Founders
The Sponsor is an affiliate of Perceptive Advisors, a leading life sciences focused investment firm with over $7.8 billion of regulatory assets under management as of December 31, 2023. Since its launch in 1999, Perceptive Advisors has focused exclusively on the healthcare industry. Our founders are the founder and management of Perceptive Advisors. Joseph Edelman, our Chairman, founded Perceptive Advisors in 1999. Adam Stone, our Chief Executive Officer, is the Chief Investment Officer of Perceptive Advisors, Michael Altman, our Chief Financial Officer, is a Managing Director at Perceptive Advisors, and Konstantin Poukalov, our Chief Business Officer, is a Managing Director at Perceptive Advisors. Perceptive Advisors’ investment activity is focused on identifying both private and public companies in the life sciences and medical technology sectors and currently has investments in over 210 companies as of December 31, 2023. The team at Perceptive Advisors consists of trained scientists, physicians and financial analysts who are passionately committed to identifying innovation that can drive critical change to current treatment paradigms. Perceptive Advisors invests across the capital structure and throughout a company’s growth cycle which provides access to a broad universe of management teams and companies seeking flexible capital solutions. Perceptive Advisors is also an active investor in pre-IPO financing rounds known as “crossovers.” Perceptive Advisors has invested in over 130 private companies since 2013 and in 2023 met with over 250 private companies in evaluation of private growth financing rounds, crossovers, and pre-IPO analysis.
Experience with Special Purpose Acquisition Vehicles
Our management team has previous experience in the execution of public acquisition vehicles. In July 2020, ARYA Sciences Acquisition Corp. consummated its initial business combination with Immatics Biotechnologies GmbH (“Immatics”). The ordinary shares of the combined company, Immatics N.V., are traded on Nasdaq under the symbol “IMTX.” Mr. Stone continues to serve on the supervisory board of Immatics N.V. following the consummation of the business combination.
Additionally, in October 2020, ARYA Sciences Acquisition Corp II consummated its initial business combination with Cerevel Therapeutics. The common stock of the combined company, Cerevel Therapeutics Holdings, Inc. (“Cerevel”), is traded on Nasdaq under the symbol “CERE.” On December 6, 2023, Cerevel entered into an Agreement and Plan of Merger with AbbVie Inc., a Delaware corporation (“AbbVie”), Symphony Harlan LLC, a Delaware limited liability company and wholly owned subsidiary of AbbVie (“Intermediate Holdco”), and Symphony Harlan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Intermediate Holdco, pursuant to which, and on the terms and subject to the conditions thereof, Symphony Harlan Merger Sub Inc. will merge with and into Cerevel, with Cerevel surviving as a wholly owned subsidiary of AbbVie. This transaction is expected to close in the middle of 2024, subject to Cerevel shareholder approval, regulatory approvals and other customary closing conditions.
In June 2021, ARYA Sciences Acquisition Corp III consummated its initial business combination with Nautilus Biotechnology, Inc. (“Nautilus”). The common stock of the combined company trades on Nasdaq under the symbol “NAUT.” Michael Altman continues to serve on the board of directors of directors of Nautilus.
In February 2021, our management team founded ARYA Sciences Acquisition Corp V, which was formed for substantially similar purposes as our company. In July 2021, ARYA Sciences Acquisition Corp V completed its Initial Public Offering, in which it sold 14,950,000 Class A ordinary shares, for an offering price of $10.00 per share, generating aggregate proceeds of $149,500,000. ARYA Sciences Acquisition Corp V’s Class A ordinary shares were trading on Nasdaq under the ticker symbol “ARYE” until ARYA Sciences Acquisition Corp V reached its termination date on June 4, 2021 and decided to redeem its public shareholders on or around July 24, 2023.
Upon the closing of the initial public offering and the private placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the initial public offering and certain of the proceeds from the sale of the private placement were placed in a Trust Account, located in the United States with Continental acting as trustee, and were, from the consummation of the initial public offering through February 27, 2023, invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below. On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial business combination or ARYA’s liquidation. ARYA is taking these steps in order to mitigate the risk that ARYA might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal. For more information on the partial liquidation of the Trust Account in connection with the adoption of the Extension Amendment Proposal and the related redemption of Class A ordinary shares, also see below under “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal.” ARYA’s Public Shares are currently listed on Nasdaq under the symbol “ARYD.”
The past performance of the members of our management team or their affiliates, including ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, ARYA Sciences Acquisition Corp V and Perceptive Advisors, is not a guarantee that we will be able to identify a suitable candidate for our initial business combination or of success with respect to any business combination we may consummate. You should not rely on the historical record or the performance of our management team or their affiliates, including ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III and Perceptive Advisors or any of their affiliates’ or managed fund’s performance as indicative of our future performance.
Financial Position
As of September 30, 2021, we had approximately $39,630,822 available to consummate an initial business combination before payment of $2,616,250 of deferred underwriting fees and not including any interest or the deposits made by the Sponsor in connection with the extensions of the time period during which ARYA may consummate a business combination pursuant to the Existing Governing Documents. With these funds available for a business combination, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using ARYA’s cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.
Effecting Our Business Combination
Fair Market Value of Target Business
The Nasdaq Listing Rules require that our business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with our initial business combination. The ARYA Board has determined that this test was met in connection with the proposed Business Combination.

Lack of Business Diversification
For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:
•
subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.
Limited Ability to Evaluate Target’s Management Team
Although we closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’s management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.
We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.
Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.
Permitted Purchases of Our Securities and Other Transactions with Respect to Our Securities
At any time at or prior to a business combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the proposals presented at the General Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
Redemption Rights for Public Shareholders upon Completion of the Business Combination
We will provide our Public Shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares, subject to the limitations described herein. As of [•], 2024, the amount in the Trust Account was approximately $[•], or approximately $[•] per Public Share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to Jefferies LLC, one of the underwriters of our initial public offering. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Continental in order to validly redeem its shares. Further, we will not proceed with redeeming our Public Shares, even if a Public Shareholder has properly elected to redeem its shares, if a business combination does not close. Pursuant to the SPAC Sponsor Letter Agreement, the initial shareholders have agreed to waive their redemption rights with respect to their Class B ordinary shares, Private Placement Shares and any Public Shares purchased during or after our initial public offering in connection with (i) the completion of our initial business combination; and (ii) a shareholder vote to approve an amendment to the Existing Governing Documents (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by the Termination Date or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares.
Redemption of Public Shares and Liquidation if No Business Combination
The Existing Governing Documents provide that we have until June 2, 2023 to consummate an initial business combination unless our Sponsor, upon five days’ advance notice prior to the applicable Termination Date, requests to extend the Termination Date by a month for up to nine additional months. Upon such request of the Sponsor, the ARYA Board shall without another shareholder vote approve by resolution the monthly extension. Our Sponsor may elect to extend the Termination Date to consummate a business combination on a monthly basis for up to nine times by an additional one month each time after the Articles Extension Date, until the Termination Date, unless the closing of a business combination shall have occurred prior thereto. For more information, also see “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal.” Our Sponsor expects to continue to exercise its option to extend the Termination Date until the Business Combination closes.
On February 1, 2024, ARYA filed the Extension Proxy Statement for the Extension Meeting to be held at 11:00 a.m., Eastern Time, on February 27, 2024, to seek shareholder approval to adopt the Articles Amendments. Given the anticipated timing of the Business Combination, ARYA believes that it will not, despite its best efforts, be able to complete the Business Combination on or before March 2, 2024, the current deadline for ARYA to complete a business combination under the Existing Organizational Documents. The Articles Amendments would (i) extend the date by which ARYA has to complete a business combination up to March 2, 2025 (if all eleven additional monthly extensions are exercised by the Sponsor and subsequently approved by the ARYA Board as described in the Extension Proxy Statement), (ii) allow for the conversion of the Class B ordinary shares into Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the consummation of a business combination at the option of the holder of such Class B ordinary shares, and (iii) eliminate the limitation that ARYA may not redeem Class A ordinary shares to the extent that such redemption would result in ARYA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) of less than $5,000,001 in order to allow ARYA to redeem Class A ordinary shares irrespective of whether such redemption would exceed the Redemption Limitation.
If we are unable to consummate an initial business combination by the applicable Termination Date, and do not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the ARYA Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
We expect that all costs and expenses associated with implementing a plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.
If we were to expend all of the net proceeds of our initial public offering and the sale of the Private Placement Shares, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims, and we cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Our Sponsor may not be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by ARYA’s independent directors to be too high relative to the amount recoverable or if ARYA’s independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Public Share.
We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. We will have access to funds held outside of the Trust Account with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.
If we file a bankruptcy petition or winding up petition or an involuntary bankruptcy petition or winding up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per Public Share to our Public Shareholders. Additionally, if we file a bankruptcy petition or winding up petition or an involuntary bankruptcy petition or winding up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy/insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.”
As a result, a liquidator or a bankruptcy or other court could seek to recover some or all amounts received by our shareholders. Furthermore, the ARYA Board may be viewed as having breached its fiduciary duty to us or our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
See “Risk Factors—Risks Related to the Business Combination and ARYA— If, after we distribute the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and the ARYA Board may be exposed to claims of punitive damages.”
Employees
We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Directors and Executive Officers
Our officers and directors are as follows:
Name	Age	Position
Joseph Edelman	68	Chairman
Adam Stone	44	Chief Executive Officer and Director
Michael Altman	41	Chief Financial Officer and Director
Konstantin Poukalov	40	Chief Business Officer
Todd Wider	59	Director
Leslie Trigg	52	Director
Michael Henderson	34	Director
Joseph Edelman serves as the Chairman of the ARYA Board since January 2021. Mr. Edelman is Founder, Chief Executive Officer and Portfolio Manager of Perceptive Advisors. Since May 2020, Mr. Edelman is also serving as a director of Athira Pharma, Inc. (Nasdaq: ATHA). Mr. Edelman also served as the Chairman of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020, ARYA Sciences Acquisition Corp III from August 2020 to June 2021 and ARYA Sciences Acquisition Corp V from March 2021 through its liquidation in July 2023. Prior to founding Perceptive Advisors, Mr. Edelman was a Senior Analyst at Aries Fund, a Paramount Capital Asset Management biotechnology hedge fund, from 1994 through 1998. Prior to that position, Mr. Edelman was a Senior Biotechnology Analyst at Prudential Securities from 1990 to 1994. Mr. Edelman started his career in the healthcare sector of the securities industry as a Biotechnology Analyst at Labe, Simpson from 1987 to 1990. Mr. Edelman earned an MBA from New York University and a BA, magna cum laude, in psychology from the University of California San Diego. We believe that Mr. Edelman’s broad operational and transactional experience make him well qualified to serve as the Chairman of the ARYA Board.
Adam Stone, our Chief Executive Officer and a member of the ARYA Board since January 2021, joined Perceptive Advisors in 2006 and has acted as Chief Investment Officer since 2012 and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Mr. Stone also serves as interim CEO of LianBio (Nasdaq: LIAN). Mr. Stone currently serves on the boards of directors of Solid Biosciences (Nasdaq: SLDB), LianBio, and Xontogeny, which are portfolio companies of Perceptive Advisors. Following the consummation of the business combination of ARYA Sciences Acquisition Corp. with Immatics in July 2020, Mr. Stone also serves on the supervisory board of Immatics N.V. (Nasdaq: IMTX). Previously, Mr. Stone served as the Chief Executive Officer and as a member of the boards of directors of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020, ARYA Sciences Acquisition Corp III from August 2020 to June 2021 and ARYA Sciences Acquisition Corp V from March 2021 through its liquidation in July 2023. Prior to joining Perceptive Advisors, Mr. Stone was a Senior Analyst at Ursus Capital from 2001 to 2006 where he focused on biotechnology and specialty pharmaceuticals. Mr. Stone graduated, with honors, from Princeton University with a BA in molecular biology. We believe that Mr. Stone’s broad operational and transactional experience, and his position as Chief Executive Officer, make him well qualified to serve on the ARYA Board.
Michael Altman, CFA, our Chief Financial Officer and a member of the ARYA Board since January 2021, joined Perceptive Advisors in 2007, is a Managing Director on the investment team and is a member of the internal investment committee of Perceptive Advisors’ credit opportunities fund. Mr. Altman’s focus is on medical devices, diagnostics, digital health and specialty pharmaceuticals. Mr. Altman also serves on the boards of directors of Vitruvius Therapeutics and Lyra Therapeutics (Nasdaq: LYRA), which are portfolio companies of Perceptive Advisors. Mr. Altman has also served as Chief Financial Officer and as a member of the boards of directors of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020, ARYA Sciences Acquisition Corp III from August 2020 to June 2021 and ARYA Sciences Acquisition Corp V from March 2021 through its liquidation in July 2023. Since June 2021, Mr. Altman also serves as a director of Nautilus Biotechnology, Inc. (Nasdaq: NAUT). Mr. Altman graduated from the University of Vermont with a BS in Business Administration. We believe that Mr. Altman’s broad operational and transactional experience make him well qualified to serve on the ARYA Board.
Konstantin Poukalov, our Chief Business Officer since January 2021, joined Perceptive Advisors in March 2019 and is a Managing Director at Perceptive Advisors, where he is focusing on various strategies across the Perceptive platforms. Mr. Poukalov also serves on the boards of directors of Lyra Therapeutics (Nasdaq: LYRA) since

January 2020, Landos Biopharma, Inc. (Nasdaq: LABP) since August 2019 and LianBio (Nasdaq: LIAN) since October 2019, which are portfolio companies of Perceptive Advisors. Mr. Poukalov previously served as Chief Business Officer of ARYA Sciences Acquisition Corp III from August 2020 to June 2021 and ARYA Sciences Acquisition Corp V from March 2021 through its liquidation in July 2023. From July 2012 to October 2018, Mr. Poukalov served in roles of increasing responsibility at Kadmon Holdings (NYSE: KDMN) (“Kadmon”), most recently serving as Executive Vice President and Chief Financial Officer from July 2014 to October 2018. Prior to joining Kadmon, Mr. Poukalov was a member of the healthcare investment banking group at Jefferies LLC (“Jefferies”) from 2009 to 2012, focusing on companies across the life sciences and biotechnology sectors. Prior to Jefferies, Mr. Poukalov was a member of UBS Investment Bank, focusing on the healthcare industry, from 2006 to 2009. Mr. Poukalov graduated from Stony Brook University with a bachelor’s degree in Electrical Engineering.
Todd Wider, M.D., has served on the ARYA Board since January 2021. Dr. Wider is the Executive Chairman and Chief Medical Officer of Emendo Biotherapeutics, which focuses on highly specific and differentiated gene editing. Dr. Wider has served on the board of directors of ASP Isotopes Inc. (Nasdaq: ASPI) since October 2021. Dr. Wider also previously served on the boards of directors of Abeona Therapeutics Inc. (Nasdaq: ABEO) from May 2015 to May 2023 and ARYA Sciences Acquisition Corp V from July 2021 through its liquidation in July 2023. Dr. Wider previously consulted with a number of entities in the biotechnology space. Dr. Wider is an active, honorary member of the medical staff of Mount Sinai Hospital in New York, where he worked for over 20 years, and is a plastic and reconstructive surgeon who focused on cancer surgery. Dr. Wider received an MD from Columbia College of Physicians and Surgeons, where he was Rudin Fellow, and an AB, with high honors and Phi Beta Kappa, from Princeton University. Dr. Wider did his residency in general surgery and plastic and reconstructive surgery at Columbia Presbyterian Medical Center, and postdoctoral fellowships in complex reconstructive surgery at Memorial Sloan Kettering Cancer Center, where he was Chief Microsurgery Fellow, and in craniofacial surgery at the University of Miami. Dr. Wider is also a principal in Wider Film Projects, a documentary film company focusing on producing films with sociopolitical resonance. We believe that Dr. Wider’s experience in the healthcare and life sciences industries make him well qualified to serve on the ARYA Board.
Leslie Trigg has served on the ARYA Board since February 2021. Ms. Trigg has served as the Chair and Chief Executive Officer of Outset Medical Inc. (“Outset”) (Nasdaq: OM) since November 2014. Ms. Trigg joined Outset from Warburg Pincus, a private equity firm, where she was an Executive in Residence from March 2012 to March 2014. Prior to that, Ms. Trigg served in several roles at Lutonix (acquired by CR Bard), a medical device company, from January 2010 to February 2012, most recently as Executive Vice President, and as Chief Business Officer of AccessClosure (acquired by Cardinal Health), a medical device company, from September 2006 to June 2009. Ms. Trigg also previously held positions with FoxHollow Technologies (acquired by ev3/Covidien), a manufacturer of devices to treat peripheral artery disease, Cytyc, a diagnostic and medical device company, Pro-Duct Health (acquired by Cytyc), a medical device company, and Guidant, a cardiovascular medical device company. Ms. Trigg also served as a director of Adaptive Biotechnologies Corp. (Nasdaq: ADPT) from March 2021 to June 2023. Ms. Trigg serves as Chair of the Medical Device Manufacturers Association, a national trade association providing educational and advisory assistance to innovative and entrepreneurial medical technology companies, since 2022. Ms. Trigg holds a BS degree from Northwestern University and an MBA from The Haas School of Business, UC Berkeley. We believe that Ms. Trigg’s experience in the healthcare and life sciences industries make her well qualified to serve on the ARYA Board.
Michael Henderson, M.D., has served on the ARYA Board since February 2021. Dr. Henderson has served as the Chief Executive Officer and director of Apogee Therapeutics (Nasdaq: APGE), a biotechnology company advancing novel therapies to address immunological and inflammatory disorders, since September 2022. Dr. Henderson also serves on the board of Spyre Therapeutics, Inc. (Nasdaq: SYRE) since June 2023. Dr. Henderson served as Chief Business Officer of BridgeBio Pharma Inc (“BridgeBio”) (Nasdaq: BBIO) from January 2020 to September 2022. Prior to holding that position, Dr. Henderson spent two years serving as BridgeBio’s Senior Vice President, Asset Acquisition, Strategy and Operations. Dr. Henderson joined BridgeBio as Vice President of Asset Acquisition, Strategy and Operations in April 2016. Dr. Henderson also served as the Chief Executive Officer of certain of BridgeBio’s subsidiaries, QED Therapeutics, Inc. and Origin Biosciences, Inc. Prior to BridgeBio, Dr. Henderson worked at McKinsey & Company from January 2015 to April 2016 and prior to that, he co-founded PellePharm, Inc., in August 2011. Dr. Henderson received his B.A. with high honors in global health with a citation in Spanish from Harvard University and his M.D. with a scholarly concentration in health services and policy from

Stanford University where he was a member of both the Ignite and Leadership in Health Disparities Programs. We believe that Dr. Henderson’s experience in business, drug development, commercial strategy, and the healthcare and life sciences industries generally make him well qualified to serve on the ARYA Board.
Number and Terms of Office of Officers and Directors
The ARYA Board is divided into three classes (Class I, II and III). Only one class of directors will be elected in each year, and each class (except for those directors appointed prior to our first annual general meeting of shareholders) will serve a three-year term. The term of office of the first class of directors, consisting of Leslie Trigg, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Michael Henderson and Todd Wider, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Joseph Edelman, Adam Stone and Michael Altman, will expire at our third annual meeting of shareholders.
Prior to the completion of an initial business combination, any vacancy on the ARYA Board may be filled by a nominee chosen by holders of a majority of the Class B ordinary shares. In addition, prior to the completion of an initial business combination, holders of a majority of the Class B ordinary shares may remove a member of the ARYA Board for any reason.
Pursuant to the Registration and Shareholder Rights Agreement, the Sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for election to the board of directors of the combined company, as long as the Sponsor holds any securities covered by the Registration and Shareholder Rights Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. The Business Combination Agreement provides the Sponsor with certain rights to nominate directors to the New Adagio Board (for more information see “Proposal 1: Business Combination Proposal—Board of Directors”).
Our officers are appointed by the ARYA Board and serve at the discretion of the ARYA Board, rather than for specific terms of office. The ARYA Board is authorized to appoint persons to the offices set forth in the Existing Governing Documents as it deems appropriate. The Existing Governing Documents provide that our officers may consist of one or more chairman of the board, chief executive officer, chief financial officer, chief business officer, president, vice presidents, secretary, treasurer and such other offices as may be determined by the ARYA Board.
Committees of the Board of Directors
The ARYA Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. The charter of each committee is available on our website.
Audit Committee
We established an audit committee of the ARYA Board. Todd Wider, Leslie Trigg and Michael Henderson serve as members of our audit committee. The ARYA Board has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent. Todd Wider serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq and the ARYA Board has determined that Todd Wider qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
The audit committee is responsible for:
•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;
•	monitoring the independence of the independent registered public accounting firm;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;
•
determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•
monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and

•
reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by the ARYA Board, with the interested director or directors abstaining from such review and approval.

Nominating Committee
We established a nominating committee of the ARYA Board. The members of our nominating committee are Todd Wider, Leslie Trigg and Michael Henderson. Leslie Trigg serves as chairman of the nominating committee. The ARYA Board has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent.
The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the ARYA Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.
Guidelines for Selecting Director Nominees
The guidelines for selecting nominees, which are specified in a charter adopted by us, generally provide that persons to be nominated:
•	should have demonstrated notable or significant achievements in business, education or public service;
•
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.
The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.
Compensation Committee
We established a compensation committee of the ARYA Board. The members of our compensation committee are Todd Wider, Leslie Trigg and Michael Henderson. Michael Henderson serves as chairman of the compensation committee.
The ARYA Board has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives, and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;

•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the ARYA Board.
Clawback Policy
Our board of directors has adopted a Clawback Policy (the “Clawback Policy”) designed to comply with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of Nasdaq. The Clawback Policy is also filed as an exhibit to this Report. The Company believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Company’s board of directors therefore adopted the Clawback Policy, which provides for the recoupment of certain executive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws. The Clawback Policy is administered by the Company’s Compensation Committee. Any determinations made by the Compensation Committee are final and binding on all affected individuals. The Clawback Policy applies to the Company’s current and former executive officers (as determined by the Compensation Committee in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of Nasdaq) and such other senior executives or employees who may from time to time be deemed subject to the Clawback Policy by the Compensation Committee.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees (the “Code of Ethics”). The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. The Company has not adopted a separate insider trading policy but requires officers, directors and any employees to comply with its Code of Ethics that provides that it is the personal responsibility of each of the Company’s officers, directors or employees to adhere to the standards and restrictions imposed by applicable laws, rules and regulations, which includes compliance with insider trading laws, rules and regulations. A copy of the Code of Ethics will be provided without charge upon written request to our principal executive offices. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act, as amended, requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2022, there were no delinquent filers.

Conflicts of Interest
Under Cayman Islands law, directors and officers of a Cayman Islands company owe certain duties to the company, including, but not limited to, the following fiduciary duties:
•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
•	duty not to improperly fetter the exercise of future discretion;
•	duty to exercise powers fairly as between different sections of shareholders;
•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
•	duty to exercise independent judgment.
In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Governing Documents or alternatively by shareholder approval at shareholder meetings.
Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including entities that are affiliates of our sponsor, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.
Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:
INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
Joseph Edelman	Perceptive Advisors, LLC	Hedge Fund	Chief Executive Officer and Portfolio Manager
	Athira Pharma, Inc.	Biotechnology	Director
Adam Stone	Perceptive Advisors, LLC	Hedge Fund	Chief Investment Officer
	Solid Biosciences	Pharmaceuticals	Director
	LianBio	Biotechnology	Interim Chief Executive Officer and Director
	Xontogeny	Biotechnology	Director
	Immatics N.V.	Biotechnology	Director
Michael Altman	Perceptive Advisors, LLC	Hedge Fund	Managing Director
	Vitruvius Therapeutics	Pharmaceuticals	Director
	Lyra Therapeutics	Healthcare	Director
	Nautilus Biotechnology, Inc.	Biotechnology	Director
Konstantin Poukalov	Perceptive Advisors, LLC	Hedge Fund	Managing Director
	Lyra Therapeutics	Healthcare	Director

INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
	Landos Biopharma, Inc.	Healthcare	Director
	LianBio	Biotechnology	Director
Todd Wider	ASP Isotopes Inc.	Biotechnology	Director
	Emendo Biotherapeutics	Biopharmaceuticals	Director
Leslie Trigg	Outset Medical Inc.	Medical Devices	Chair, Chief Executive Officer and President
Michael Henderson	BridgeBio Pharma Inc	Pharmaceuticals	Chief Business Officer
	Apogee Therapeutics, Inc.	Biotechnology	Chief Executive Officer and Director
	Spyre Therapeutics, Inc.	Biotechnology	Director
Potential investors should also be aware of the following other potential conflicts of interest:
•
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•
The Sponsor subscribed for Class B ordinary shares in January 2021 and purchased Private Placement Shares in a transaction that closed simultaneously with the closing of our initial public offering. In February 2021, the Sponsor transferred 30,000 Class B ordinary shares to each of Michael Henderson, Leslie Trigg and Todd Wider. Our sponsor and our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their Class B ordinary shares, Private Placement Shares and any Public Shares purchased during or after our initial public offering in connection with (i) the completion of our initial business combination; and (ii) a shareholder vote to approve an amendment to the Existing Governing Documents (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by the Termination Date or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its Class B ordinary shares if we fail to complete our initial business combination within the required time period. If we do not complete our initial business combination within the required time period, the Private Placement Shares will be worthless. The Sponsor and our management team have agreed in connection with the initial public offering and pursuant to the SPAC Sponsor Letter Agreement not to transfer, assign or sell any of their Class B ordinary shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Further, pursuant to the SPAC Sponsor Letter Agreement, with certain limited exceptions, the Private Placement Shares will not be transferable until 30 days following the completion of our initial business combination. Such transfer restrictions applicable to the Class B ordinary shares and Private Placement Shares will be amended in connection with the Business Combination and pursuant to the Sponsor Letter Agreement and Investor Rights Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination — Investor Rights Agreement” certain transfer restrictions applicable to the Class B ordinary shares and Private Placement Shares will be amended in connection with the consummation of the Business Combination. Because each of our executive officers and directors own ARYA shares directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•
If we seek shareholder approval, we will complete our initial business combination only if a majority of the issued and outstanding ARYA Shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. In such case, our sponsor and directors and officers have agreed to vote their founder shares, private placement shares and public shares in favor of our proposed initial business combination (for more information on voting and permitted purchases of public shares see, “—Effecting Our Business Combination—Permitted Purchases of Our Securities and Other Transactions with Respect to Our Securities.”)

We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.
You should also review the conflicts of interests of the Sponsor and ARYA’s directors and officers disclosed in the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus.
Limitation on Liability and Indemnification of Officers and Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in the Existing Governing Documents. We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.
Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Executive Compensation and Director Compensation and Other Interests
In February 2021, our Sponsor transferred 30,000 Class B ordinary shares to each of Todd Wider, Leslie Trigg and Michael Henderson. None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we will reimburse our Sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month. In addition, our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by the company to Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.
After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by New Adagio to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of a proposed business combination because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the ARYA Board.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
Director Independence
Nasdaq listing standards require that a majority of the ARYA Board be independent. An “independent director” is defined generally as a person other than an officer or employee of ARYA or its subsidiaries or any other individual having a relationship with ARYA which in the opinion of the ARYA Board, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. The ARYA Board has determined that Joseph Edelman, Todd Wider, Leslie Trigg and Michael Henderson are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.
Legal Proceedings
To the knowledge of our management, there is no material litigation currently pending or, to our knowledge, contemplated against us, any of our officers or directors in their capacity as such or against any of our property.
Properties
We currently maintain our executive offices at 51 Astor Place, 10th Floor, New York, New York 10003. The cost for our use of this space is included in the $10,000 per month fee we pay to our Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations. Upon consummation of the Business Combination, the principal executive offices of New Adagio will change.
Competition
In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, public companies, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our Public Shareholders who properly exercise their redemption rights may reduce the resources available to us for our initial business combination, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.
Periodic Reporting and Audited Financial Statements
ARYA has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, ARYA’s annual reports contain financial statements audited and reported on by ARYA’s independent registered public accounting firm.
We are required to evaluate our internal control procedures as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

ARYA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “ARYA,” “we,” “us” or “our” refer to ARYA. The following discussion and analysis of ARYA’s financial condition and results of operations should be read in conjunction with ARYA’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.
Overview
We are a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Our sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted company.
Our registration statement for our initial public offering was declared effective on February 25, 2021. On March 2, 2021, we consummated the initial public offering of 14,950,000 Public Shares, including 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions. On August 8, 2022, ARYA received a waiver from one of its underwriters pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial business combination (the “Deferred Fee Waiver”). In connection with the Deferred Fee Waiver, the underwriter also agreed that (i) the Deferred Fee Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at ARYA’s discretion, be paid to one or more parties or otherwise be used in connection with an initial business combination.
Simultaneously with the closing of the initial public offering, we consummated the private placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.
Upon the closing of the initial public offering and the private placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the initial public offering and certain of the proceeds from the sale of the private placement were placed in a Trust Account, located in the United States with Continental acting as trustee, and were, from the consummation of the initial public offering through February 27, 2023, invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below. On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial business combination or ARYA’s liquidation. ARYA is taking these steps in order to mitigate the risk that ARYA might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal. For more information on the partial liquidation of the Trust Account in connection with the adoption of the Extension Amendment Proposal and the related redemption of Class A ordinary shares, also see below under “—Adoption of Extension Amendment Proposal.”
Our management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination.
If we have not completed a business combination by the Termination Date, and do not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the ARYA Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
We reviewed a number of opportunities to enter into a business combination with an operating business and entered into the Business Combination Agreement on February 13, 2024. We intend to effectuate the Business Combination through a combination of (i) shares of New Adagio Common Stock issued to the holders of securities of Adagio, (ii) cash held in the Trust Account net of redemptions and deferred underwriting discounts and (iii) gross proceeds from the PIPE Financing and the Convertible Security Financing.
The issuance of additional shares in a business combination:
•
may significantly dilute the equity interest of investors in our initial public offering which will receive shares of New Adagio Common Stock in connection with the consummation of the Business Combination;

•
may subordinate the rights of holders of Class A ordinary shares or any shares of New Adagio Common Stock issued to holders of Class A ordinary shares in connection with the Business Combination if preference shares are issued with rights senior to those afforded to our Class A ordinary shares;

•
could cause a change in control if a substantial number of our Class A ordinary shares or shares of New Adagio Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and
•	may adversely affect prevailing market prices for our Class A ordinary shares or any shares of New Adagio Common Stock issued in connection with the Business Combination.
Similarly, if we issue debt or otherwise incur significant debt, it could result in:
•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;
•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
•	our inability to pay dividends on the ARYA Shares or any shares of New Adagio Common Stock following the consummation of the Business Combination;
•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on the ARYA Shares or any shares of New Adagio Common Stock following the consummation of the Business Combination, if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Proposed Business Combination
On February 13, 2024, ARYA, ListCo, ARYA Merger Sub, Company Merger Sub, and Adagio entered into the Business Combination Agreement. The Business Combination Agreement contains certain customary representations, warranties, and covenants by the parties thereto and the Closing is subject to certain conditions and risks as further described therein, under “Proposal 1: Business Combination Proposal” and the section entitled “Risk Factors.”
Adoption of Extension Amendment Proposal
On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or ARYA’s liquidation. ARYA is taking these steps in order to mitigate the risk that ARYA might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described below.
On February 28, 2023, ARYA held an extraordinary general meeting of shareholders in view of approving an amendment to its Existing Governing Documents to extend the Termination Date from March 2, 2023 to June 2, 2023 and to allow ARYA, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to nine times by an additional one month each time after the Articles Extension Date, by resolution of the ARYA Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2024 or a total of up to thirty-six months after the Original Termination Date, unless the closing of a business combination shall have occurred prior thereto. In connection with the initial three-month extension from the Original Termination Date to the Articles Extension Date, the Sponsor made an initial deposit into the Trust Account of $420,000, in exchange for the Second Convertible Promissory Note (as defined below). In connection with any subsequent optional monthly extensions following the Articles Extension Date, the Sponsor is expected to make deposits of $140,000 per month into the Trust Account, as provided for in the Existing Governing Documents.
As contemplated by the Existing Governing Documents, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the Extension Amendment Proposal. On February 28, 2023, the Extension Amendment Proposal was adopted and 11,259,169 Public Shares were redeemed. Following the adoption of the Extension Amendment Proposal, ARYA has 4,189,831 Class A ordinary shares, including 3,690,831 Public Shares and 499,000 Private Placement Shares, and 3,737,500 Class B ordinary shares issued and outstanding. Following the approval of the Extension Amendment Proposal, the ARYA Shares held by the initial shareholders represent 53.4% of the issued and outstanding ARYA Shares.
In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of ARYA’s officers and directors may, but are not obligated to, loan ARYA funds as may be required (“Working Capital Loans”). In connection with the adoption of the Extension Amendment Proposal, ARYA issued the Second Convertible Promissory Note to the Sponsor, pursuant to which ARYA may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that ARYA is required to make pursuant to its Existing Governing Documents and following the request of the Sponsor in connection with an optional monthly extension of the time period during which ARYA may consummate a business combination.
As of September 30, 2023, up to $1,380,000 of the amounts loaned under the Second Convertible Promissory Note were convertible, at the option of the Sponsor, into Working Capital Shares. This Working Capital Loan outstanding pursuant to the Second Convertible Promissory Note will not bear any interest and will be repayable by ARYA to our Sponsor to the extent ARYA has funds available outside of the Trust Account and if not converted or repaid on the effective date of a business combination. The maturity date of the total principal amount of the Second Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the Second Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued or to be issued pursuant to the Second Convertible Promissory Note and the Registration and Shareholder Rights Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.

On April 18, 2023, June 2, 2023, July 6, 2023, August 2, 2023 and September 5, 2023, ARYA withdrew an additional $400,000, $140,000, $140,000, $140,000, and $165,000, respectively, from the Second Convertible Promissory Note. As of September 30, 2023 and December 31, 2022, $1,585,000 and $0, respectively, was drawn under the Second Convertible Promissory Note.
On September 27, 2023, ARYA entered into a third promissory note (the “Third Promissory Note”) with the Sponsor, pursuant to which ARYA may borrow up to $900,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Trust Account in connection with the monthly extensions of the time period during which ARYA may consummate a business combination in accordance with the Existing Governing Documents (the “Business Combination Period”).
Recent Developments
Subsequently, on October 2, 2023, November 2, 2023, December 2, 2023, January 2, 2024 and February 2, 2024, ARYA approved additional one-month extensions of the Business Combination Period. In connection with such extensions and ARYA’s working capital needs, ARYA drew $900,000 from the Third Promissory Note.
On February 13, 2024, ARYA and the Sponsor entered into an amendment to the Second Convertible Promissory Note and amended and restated the Third Promissory Note. As a result of such amendments, the entire principal balance outstanding under each note will be convertible into Working Capital Shares.
On February 1, 2024, ARYA filed the Extension Proxy Statement for the Extension Meeting to be held at 11:00 a.m., Eastern Time, on February 27, 2024, to seek shareholder approval to adopt the Articles Amendments. Given the anticipated timing of the Business Combination, ARYA believes that it will not, despite its best efforts, be able to complete the Business Combination on or before March 2, 2024, the current deadline for ARYA to complete a business combination under the Existing Organizational Documents. The Articles Amendments would (i) extend the date by which ARYA has to complete a business combination up to March 2, 2025 (if all eleven additional monthly extensions are exercised by the Sponsor and subsequently approved by the ARYA Board as described in the Extension Proxy Statement), (ii) allow for the conversion of the Class B ordinary shares into Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the consummation of a business combination at the option of the holder of such Class B ordinary shares, and (iii) eliminate the limitation that ARYA may not redeem Class A ordinary shares to the extent that such redemption would result in ARYA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) of less than $5,000,001 in order to allow ARYA to redeem Class A ordinary shares irrespective of whether such redemption would exceed the Redemption Limitation.
Results of Operations
Our entire activity up to September 30, 2023 was in preparation for our formation and initial public offering, and since the initial public offering, the search for a prospective initial business combination. We will not be generating any operating revenues until the closing and completion of our initial business combination.
For the three months ended September 30, 2023, we had a net loss of approximately $455,000, which consisted of approximately $505,000 in interest income on dividends and interest held in Trust Account, which were partially offset by approximately $960,000 in general and administrative expenses.
For the three months ended September 30, 2022, we had net income of approximately $565,000, which consisted of approximately $745,000 in unrealized gains on marketable securities, dividends and interest held in Trust Account, which were partially offset by approximately $180,000 in general and administrative expenses.
For the nine months ended September 30, 2023, we had net income of approximately $87,000, which consisted of approximately $2.1 million in interest income on dividends and interest held in Trust Account, which was partially offset by approximately $2.0 million in general and administrative expenses.
For the nine months ended September 30, 2022, we had net income of approximately $158,000, which consisted of approximately $896,000 in unrealized gains on marketable securities, dividends and interest held in Trust Account, which was partially offset by approximately $738,000 in general and administrative expenses.
Going Concern Consideration
As of September 30, 2023, we had approximately $13,808 in our operating bank account, and working capital deficit of approximately $9.1 million.

Our liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Class B ordinary shares, the loan of approximately $161,000 from the Sponsor pursuant to a promissory note (the “Note”), the proceeds from the consummation of the Private Placement not held in the Trust Account, the First Convertible Promissory Note, the Second Convertible Promissory Note and the Third Promissory Note. We fully repaid the Note upon closing of the initial public offering. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide ARYA Working Capital Loans.
As of September 30, 2023 and December 31, 2022, there was $1,705,000 and $120,000 of borrowings outstanding under the First Convertible Promissory Note and the Second Convertible Promissory Note.
We cannot provide any assurance that new financing along the lines detailed above will be available to us on commercially acceptable terms, if at all. Further, we have until the Termination Date to consummate a business combination, but we cannot provide assurance that we will be able to consummate a business combination by that date. If a business combination is not consummated by the required date, there will be a mandatory liquidation and subsequent dissolution. In connection with ARYA’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Basis of Presentation-Going Concern,” ARYA’s management has determined that the working capital deficit raises substantial doubt about ARYA’s ability to continue as a going concern until the earlier of the consummation of a business combination or the date ARYA is required to liquidate. The unaudited condensed financial statements do not include any adjustment that might be necessary if ARYA is unable to continue as a going concern. We intend to complete our initial business combination before the mandatory liquidation date; however, there can be no assurance that we will be able to consummate any business combination by the Termination Date. No adjustments have been made to the carrying amounts of assets and liabilities should we be required to liquidate after the Termination Date, nor do these unaudited condensed financial statements include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.
Related Party Transactions
For more information, see the section entitled “Certain Relationships and Related Person Transactions—ARYA.”
Other Contractual Obligations
Underwriting Agreement
ARYA granted the underwriters in its initial public offering a 45-day option from the date of the final prospectus relating to the initial public offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments at the initial public offering price less the underwriting discounts and commissions. On March 2, 2021, the underwriters fully exercised the over-allotment option.
The underwriters were paid an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the initial public offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that ARYA complete a business combination, subject to the terms of the underwriting agreement. On August 8, 2022, ARYA received the Deferred Fee Waiver pursuant to which one of its underwriters waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial business combination. In connection with the Deferred Fee Waiver, such underwriter also agreed that (i) the Deferred Fee Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of ARYA, be paid to one or more parties or otherwise be used in connection with an initial business combination. The Deferred Fee Waiver resulted in a credit to shareholders’ deficit of the deferred underwriting commissions of approximately $2.6 million. Jefferies will still be entitled to its portion of the deferred underwriting commissions in connection with the consummation of the Business Combination.
For more information, see the section entitled “Certain Relationships and Related Person Transactions—ARYA.”

Risks and Uncertainties
Results of operations and ARYA’s ability to complete a business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond its control. ARYA’s business of pursuing and consummating an initial business combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, export controls, tariffs, trade wars, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in the Ukraine or the conflict in Israel and Palestine. ARYA cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may materially impact ARYA’s business and its ability to complete an initial business combination.
Quantitative and Qualitative Disclosures about Market Risk
ARYA is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this item.
Critical Accounting Estimates
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the period reported. Actual results could materially differ from those estimates. ARYA has not identified any critical accounting estimates.
Critical Accounting Policies
Class A Ordinary Shares Subject to Possible Redemption
ARYA accounts for the Class A ordinary shares subject to possible redemption in accordance with the guidance in FASB ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity (deficit). The Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of September 30, 2023 and December 31, 2022, 3,690,831 and 14,950,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of our condensed balance sheets.
ARYA recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A ordinary shares subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the initial public offering, ARYA recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Off-Balance Sheet Arrangements
As of September 30, 2023, ARYA did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and, as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF ADAGIO AND CERTAIN INFORMATION ABOUT ADAGIO
Business Summary
Unless otherwise indicated or the context otherwise requires, references in this Business Summary to “Adagio,” “we,” “us,” “our” and other similar terms refer to Adagio prior to the Business Combination and to New Adagio and its consolidated subsidiaries after giving effect to the Business Combination.
Overview
Adagio is a medical device company developing and marketing innovative ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation (“AF”), atrial flutter (“AFL”), and ventricular tachycardia (“VT”). Adagio’s unique technology portfolio consists of Ultra-Low Temperature Cryoablation (“ULTC”) by itself, and in combination with Pulsed Field Ablation (Pulsed Field Cryoablation or “PFCA”), both developed with the vision that ability to consistently create durable, contiguous, and transmural myocardial lesions is essential for improving the effectiveness and outcomes of cardiac ablations in both atria and ventricles, and a key to unlocking sizeable market opportunities within the fast-growing segment of advanced electrophysiology (“EP”) ablation catheters. In contrast to the common practice of reutilizing once-established catheter design and energy source for multiple anatomic and physiologic targets, Adagio purpose-builds its product portfolio to maximize effectiveness, enabled by the strength and flexibility provided by the foundational physical principles of our technology. Adagio has established a robust cadence of the clinical trials designed to evaluate our technology and gain regulatory approvals across the entirety of the product portfolio, with the preliminary data suggestive of outcomes favorable to the current standard of care. Some of Adagio’s products have obtained regulatory approvals in the EU for commercialization. In the US, Adagio’s products remain subject to receipt of regulatory approvals. For more detailed information, see “Business of Adagio and Certain Information About Adagio—Business Summary—Adagio Product Portfolio.”
MARKET OPPORTUNITY
The world-wide market for catheter-based diagnosis and treatment of cardiac arrhythmias (also known as cardiac EP) is currently valued at approximately $7.3 billion and consists broadly of several categories: (1) EP mapping and recording systems, (2) access devices, (3) cardiac diagnostic catheters, and (4) ablation catheters.
As indicated in the chart below, the ablation catheter segment represents the largest component of the cardiac EP market, accounting for approximately 43% of the current market opportunity, or $3.2 billion. Further defined, approximately 75% or $2.4 billion in the ablation catheter segment market are attributable to “advanced catheters” segment, which includes modern irrigated radiofrequency (“RF”) ablation catheters (particularly those with force sensing), cryoballoon catheters, RF balloon catheters, laser balloon catheters, and increasingly pulsed field ablation (“PFA”) catheters.

Worldwide $7.3bn EP Market Breakdown[3]

Access Devices
EP Mapping and Recording Systems (Capital Equipment)
EP Diagnostic Catheters
EP Ablation Catheters (consumables) ~$3.2B

Advanced catheters are used in complex ablations, principally for AF and VT. Some of these catheters, also known as “single-shot” catheters, are designed to treat specific anatomic targets and cardiac conditions, while others (such as point-by-point RF catheters) have broader utility and utilization. The overall cardiac EP market using advanced ablation catheters has historically grown at high single-digit to low double-digits annually, driven significantly by the growth in the number of complex ablation procedures.
Atrial Fibrillation
AF ablations are the largest segment of the complex ablations market, representing an estimated 87% of total procedures and growing 10-13% annually. AF results from disorganized and erratic electrical activity in the upper chambers of the heart and is a common condition with estimated prevalence and annual incidence in the United States of approximately 8.5 million and approximately 1.9 million, respectively. Incident growth is estimated to be at approximately 4% annually, driven by an aging population, as well as other well-known risk factors such as obesity, obstructive sleep apnea and various lifestyle choices. AF can be highly symptomatic, resulting in emergency room visits, hospitalizations and cardioversions, and carries a five-fold increase in stroke risk.
Currently, first-line therapies for AF include systemic anticoagulants to prevent thromboembolic events and anti-arrhythmic drug therapy for rhythm control. When medical management fails to adequately address the underlying symptoms of AF or is poorly tolerated, AF patients may turn to cardiac ablations as a second-line therapy. The clinical goal of cardiac ablations is to deliver targeted applications of energy to cardiac tissue in order to interrupt and isolate aberrant electric circuits. This energy is delivered using catheters advanced into the heart endovascularly.

It is estimated that approximately 230,000 endovascular catheter ablations are performed annually in the United States. Additionally, a smaller number of ablations are performed surgically, typically in patients undergoing concomitant surgery for other primary causes, such as cardiac valve replacement or coronary artery bypass. Clinical studies aimed at demonstrating that catheter ablations are a more effective first-line therapy versus medical therapy have largely failed to show statistical benefit. The CABANA trial, while showing a relative benefit in lowering adverse events associated with AF, failed to show superior relative outcomes. Despite these data, AF ablation procedures, while still only representing approximately 12% of newly diagnosed disease, are growing by double-digits annually, which we believe is largely driven by the growing acceptance by patients, referring physicians, and improved procedural characteristics.

Source: https://jamanetwork.com/journals/jama/fullarticle/2728676

In our view, failure of cardiac ablations to gain an indication as first-line therapy in AF stems, at least partially, from its limited effectiveness and durability. Historically, only approximately 70% of patients with paroxysmal atrial fibrillation (“PAF”), defined as arrhythmia episodes lasting less than seven days and generally representing an earlier phase of otherwise progressive disease, remained AF-free within the first year after single cardiac ablation, irrespective of the type of the catheter and energy source used for the ablations. These results include most recently available PFA. In comparison, approximately 85% of PAF patients remained AF-free within the first year after undergoing surgical treatment of arrhythmia, although with a significantly higher rate of serious complications (approximately 17%, as opposed to approximately 6% for PAF patients after single cardiac ablation). Cardiac ablations in patients with persistent AF (PsAF, defined as arrhythmia episodes lasting longer than seven days or requiring external termination, also known as cardioversion), representing approximately 40% of the patients undergoing ablations, appear to be even less effective, with approximately 50-60% of such patients remaining AF-free within the first year after single cardiac ablation.

100
80
60
40
20
0
Event-free survival (%)
Blanking period
53.9% CF-RF
52.2% CRYO-4
51.7% CRYO-2
CRYO-4 vs CF-RF - HR 1.11, 97.5% CI (0.72; 1.71); P=0.59
CRYO-2 vs CF-RF - HR 1.10, 97.5% CI (0.72; 1.70); P=0.62
CRYO-4 vs CRYO-2 - HR 1.01, 95% CI (0.70; 1.46); P=0.97
CRYO-2
CRYO-4
CF-RF
0
3 months
6 months
9 months
12 months
CF-RF 115 75 68 44
CRYO-4 115 71 62 41
CRYO-2 116 72 63 42

However, as catheter ablation procedures are becoming more efficient and safer, we believe ablation modality and associated procedural approaches can demonstrate significant improvement in therapy effectiveness without significant increase in complications. We believe this trend has the potential to lead to an estimated 6-8 times increase in the compound annual growth rate for the ablation procedure growth, thus dramatically growing the current approximately $2.1 billion market of advanced catheters.

Ventricular Tachyarrhythmias
VT ablations currently account for about 12% of all complex ablations, representing an estimated $0.3 billion current market opportunity. Compared to AF ablations, VT ablations are performed on a more diverse set of patients and conditions, generally falling into two categories: (1) patients with monomorphic ventricular tachycardias originating from myocardial scaring as a consequence of structural heart disease and (2) patients with VT not associated with structural heart disease (idiopathic VT). Patients with VT due to structural heart disease account for approximately 75% of the estimated 32,000 VT ablations performed annually in the United States, with the remaining 25% performed mostly in patients with symptomatic idiopathic VT, including symptomatic premature ventricular contractions (“PVC”).
The estimated U.S. prevalence of patients with structural heart disease, of both ischemic and non-ischemic origin, susceptible to ventricular tachycardia is 3.5 million. Because of the elevated risk of sudden cardiac death (“SCD”) associated with their condition, the majority of these patients are indicated for live-saving implantable cardioverter defibrillator (“ICD”) implants. While the ICD implants address their risk of SCD, these patients remain vulnerable to recurrent symptomatic episodes of ventricular arrhythmias. These symptomatic VT episodes could prompt deleterious, unneeded ICD cardioversions, hospitalizations and cardiac decompensations.

Ablation therapy in patients with structural heart disease to address VT has been clinically shown to reduce the frequency of symptomatic ventricular arrhythmias including repeat, uncontrollable arrhythmias known as VT storms, reduce ICD shocks and be a viable alternative to escalation of the anti-arrhythmic medications. The prophylactic use of catheter ablation in select ICD patients has also been suggested. However, similar to AF ablation therapy, VT ablation therapy for patients with structural heart disease is only recommended as second-line therapy. The indications for ablative treatment of symptomatic idiopathic VT vary significantly based on arrhythmia sub-types, yet the estimated annual incidence of the condition, which is upwards of 100,000 in the United States, suggests that ablation treatments remain underutilized, even when limited to patients with deleterious arrhythmia burden of over 20%.

VT ablation procedures have been growing by approximately 7% annually, driven in part by the advances in electroanatomic mapping technologies and operator training. We believe investments in new cardiac ablation technologies designed specifically for the anatomic and functional environment of the ventricle, coupled with features addressing the patient morbidity challenges, could markedly expand market growth. Today, VT ablations are performed using RF catheters almost exclusively designed and approved initially for atrial ablations. Procedures remain technically complex, consume considerable resources and are associated with a nearly 11.5% rate of serious complications, including death, particularly in patients with structural heart disease, which comprise a majority of the VT ablations performed. The catheter ablation modality with more advantageous safety profile and improved rates of both acute and potentially long-term success may increase the therapy penetration and lead to a 2-3 times growth of a catheter market that is currently estimated to be $0.3 billion.

COMPETITION: MARKET PARTICIPANTS AND TECHNOLOGY LANDSCAPE
The major players in cardiac EP and advanced ablation catheter markets are Biosense Webster, Inc. (part of Johnson & Johnson, Inc.), Abbott Electrophysiology, Medtronic Cardiac Ablation Solutions, and Boston Scientific Electrophysiology.
Company Name	Estimated Market Share as of 2022	Product Portfolio
Johnson & Johnson, Biosense Webster, Inc	54%	• Diagnostic catheters • Electroanatomic mapping system • PFA catheter undergoing regulatory trials • RF ablation catheters
Abbott, Electrophysiology Division	26%	• Diagnostic catheters • Electroanatomic mapping system • PFA catheter undergoing regulatory trials • RF ablation catheters
Medtronic, Cardiac Ablation Solutions Division	11%	• Cryoballoon catheter • Diagnostic catheters • Electroanatomic mapping system • PFA catheter • RF catheter • Dual RF-PFA energy catheter

Company Name	Estimated Market Share as of 2022	Product Portfolio
Boston Scientific Electrophysiology	8%	• Cryoballoon catheter • Diagnostic catheters • Electroanatomic mapping system • PFA catheter • RF ablation
Current Ablation Catheter Technology Landscape
Today, the ablation catheter technology landscape is dominated by point-by-point contact ablation catheter technology primarily by Biosense Webster and Abbott Electrophysiology, with a significant minority (up to 30-40%) occupied by cryoballoon technology by Medtronic Cardiac Ablation Solutions and, increasingly, Boston Scientific Electrophysiology.

The equivalent clinical effectiveness of these technologies in treatment of the Paroxysmal AF (“PAF”) using the pulmonary vein isolation (“PVI”) approach has recently been demonstrated in the CIRCA-DOSE randomized clinical trial, with similar procedure times, freedom from arrhythmias at one year and similar complications rates in both RF and cryoballoon arms. The contribution of pulmonary veins (“PVs”) to the genesis of AF was first described in 1998, and the PVI, i.e., creation of closed-loop, contiguous lesions along the junction of each vein with left atrium, remains the primary ablation strategy in AF patients.
	CF-RF (n=115), n (%)	Cryo-4 (n=115), n (%)	Cryo-2 (n=116), n (%)	P Value	Cryo-4 vs CF-RF	Cryo-2 vs CF-RF	Cryo-4 vs Cryo-2
Primary end point
Freedom from any atrial tachyarrhythmia, after a single ablation procedure, with 90-day blanking period	62 (53.9)	60 (52.2)	60 (51.7)	Log-rank	P=0.59*	P=0.62*	P=0.97
				Logistic regression, adjusted by site	P=0.60*	P=0.70*	P=0.89
Key secondary end points
Freedom from symptomatic atrial tachyarrhythmia, after a single ablation procedure, with 90-day blanking period	91 (79.1)	90 (78.2)	85 (73.3)	Log-rank	P=0.95	P=0.28	P=0.26
				Logistic regression, adjusted by site	P=0.84	P=0.33	P=0.23
Freedom from any AF, after a single ablation procedure, with 90-day blanking period	74 (64.9)	69 (60.5)	65 (56.0)	Log-rank	P=0.49	P=0.17	P=0.49
				Logistic regression, adjusted by site	P=0.51	P=0.21	P=0.54
Freedom from symptomatic AF, after a single ablation procedure, with 90-day blanking period	102 (89.5)	106 (93.0)	94 (81.0)	Log-rank	P=0.35	P=0.07	P=0.007
				Logistic regression, adjusted by site	P=0.32	P=0.09	P=0.009
Freedom from any atrial tachyarrhythmia, after multiple ablation procedures, with 90-day blanking period	71 (64.5)	68 (63.0)	71 (63.4)	Log-rank	P=0.75	P=0.70	P=0.95
				Logistic regression, adjusted by site	P=0.67	P=0.74	P=0.92
P values were derived from log-rank tests and from logistic regression models adjusted by site. All tests were conducted at an α level of 0.05, with the exception of the 2 primary outcome treatment comparisons, marked by asterisks (*), which were conducted at an α level of 0.025. AF indicates atrial fibrillation; CF-RF, contact force–guided radiofrequency ablation; Cryo-2, 2-minute cryoballoon ablation duration; and Cryo-4, 4-minute cryoballoon ablation duration.
Source: https://www.ahajournals.org/doi/epub/10.1161/CIRCULATIONAHA.119.042622
Point-by-point RF technology retains the advantage of offering physicians greater flexibility to perform ablations beyond PVI, and thus, theoretically, creates higher utility in more advanced, persistent AF (“PsAF”) patients, although the effectiveness of the more extensive RF ablations has been challenged in several randomized clinical trials. The complicating factors in using point-by-point RF are the technical skills of the physicians and the preferential use of electroanatomic mapping to create a contiguous ablation line using the catheter tip. The same technical factors that complicate catheter performance for AF ablations are further magnified in VT ablations. We believe this is likely due to more complicated anatomy and active cardiac motion affecting lesion formation. Furthermore, the insufficient depth of RF lesions, particularly in the area of myocardial scar targeted during procedures in patients with structural heart disease, limits the effectiveness of ablation deeper in thick ventricular tissue.
In contrast, cryoballoon technology was designed primarily for PV isolation using purely anatomical placement and lesion contiguity theoretically achieved via pliable contact between the tissue and the balloon. The technical vulnerabilities of the cryoballoon technologies include the contiguity of catheter-tissue contact and lesion durability due to the sensitivity to the local thermal load and insufficient ablative power delivered by the gaseous cryogen.
Farapulse™ PFA technology offered by Boston Scientific still represents a very small part of the market. To date, the results of several clinical trials evaluating performance of different PFA systems and catheter designs for PVI have been published, including Medtronic’s PULSED AF trial, Biosense Webster’s InspIRE trial and Boston Scientific’s ADVENT trial. The treatment success at 12 months in PULSED AF trial was 66.2% in PAF patients and 55.1% in PsAF patients. Similarly, the interim analysis of InspIRE cohort showed 70.9% primary effectiveness in PAF patients. Lastly, the randomized ADVENT trial demonstrated equivalent primary effectiveness in PAF patients as compared to RF/Cryo (73.3% vs 71.3%, p=ns), matching closely PAF effectiveness data from MANIFEST-PF registry (73.8% for PAF vs with 65.1% for PsAF). In randomized comparison, the rate of serious complications was equivalent between study arms. Consequently, it appears that the combination of contiguity, transmurality and durability of the lesions affecting the overall effectiveness of treatment across both established and novel ablation modalities so far remains the same, despite continuing investments in technology and clinical development.
ADAGIO TECHNOLOGY
Adagio’s technology was created on the hypothesis that the ability to consistently create durable, contiguous and transmural lesions is a foundation for improving the effectiveness and outcomes of cardiac ablations in both atria and ventricles. Our unique technology portfolio consists of ULTC by itself, and in combination with PFCA.

Ultra-Low Temperature Cryoablation (ULTC)
In contrast to current cryoballoon technology based on the rapid evaporation (Joule-Thompson effect) of the compressed nitrous oxide (N2O) with a boiling temperature of -89.50C, our ULTC uses nitrogen (N2). The gas is pressurized beyond its critical point and cooled to its boiling temperature of -1960C. Such “near-critical” nitrogen combines the flow properties of gas with density and thermal capacity of liquid, making it an ideal refrigerant for use in the endovascular environment. The high pressure suppresses evaporation and ensures continuous, vapor lock-free flow through small lumen catheters. Under such conditions, the refrigerant can be brought into close proximity and applied to the tissue targeted for ablation through a proprietary cryoablation catheter at temperatures close to -1960C. In pre-clinical experiments, the cryogenic power supplied by such technology was sufficient to achieve the temperatures at or below -300C deep into the tissue, resulting in formation of intracellular ice and instantaneous and permanent death of cardiac tissue. The contiguity of such durable lesions could be assured by length, shape, and mechanical properties of the ablation element, while depth and transmurality can be titrated by the duration of the freeze.

Key Benefits of ULTC
•
AF ablations: The goal of any new catheter ablation technology development in AF treatment is the ability to match arrhythmia recurrence outcomes achievable in surgery, while retaining the low complications rate of endovascular procedures. The CRYOCURE-2 trial has demonstrated approximately 85% freedom from AF at 12 months in patients with PsAF after a single ULTC procedure with approximately 1.5% complications rate. If confirmed in larger ongoing trials, we believe such findings would make ULTC a highly effective way to perform AF ablations, at least in the PsAF population.

•
VT ablations: The mechanistic benefit of the ULTC compared to commonly used RF ablation catheters is the depth and size of the lesions that ULTC can create in order to terminate malignant monomorphic VT in patient population with structural heart disease. The depth of ULTC lesions observed in pre-clinical studies would give physicians a new ability to easily ablate midmyocardial scars of both ischemic and non-ischemic origin, which are prevalent in these patient cohorts. The large lateral size of the lesions would allow physicians to utilize only a small number of ablations, performing otherwise complex procedures faster, safely, and effectively. The initial acute outcomes of the ongoing CRYOCURE-VT study demonstrated approximately 94% acute effectiveness of ULTC system with the average of only nine lesions used per procedure and 0% of major adverse events (“MAE”).

While still at an early stage, we believe our ULTC results could potentially demonstrate a more durable clinical outcome.

•	Berger WR, et al. Persistent atrial fibrillation: A systematic review and meta-analysis of invasive strategies, International Journal of Cardiology 2019;278:137–143
•	Boveda S, Metzner A, Nguyen D, et al. Single-procedure Outcomes and QOL Improvement 12 Months Post-Cryoballoon Ablation in Persistent AF. JACC EP 2018; 4:1440-1447
•	DeLurgio DB, et al. Hybrid convergent procedure for the treatment of persistent and long-standing persistent atrial fibrillation. Circ Arrhythm Electrophysiol. 2020;13:e009288
•	Verma A, Haines DE, Boersma LV, et al. Pulsed Field Ablation for the Treatment of Atrial Fibrillation: PULSED AF Pivotal Trial. Circulation. 2023;147, in press
•	Turagam MK, Neuzil P, Schmidt B, et al. Safety and Effectiveness of Pulsed Field Ablation to Treat Atrial Fibrillation: One-Year Outcomes from the MANIFEST-PF Registry. Circulation. 2023;148:35–46
•
T. De Potter, et al. Ultralow Temperature Cryoablation For Atrial Fibrillation, Primary Outcome Results On Efficacy and Safety. The Cryocure-2 Study. JACC Clinical Electrophysiology 2022; Aug;8(8):1034-1039

Pulsed Field Cryoablation Ablation (PFCA)
The transmurality and durability of the ULTC lesions depends on achieving sub -300C temperatures throughout the entire thickness of the target tissues. Depending on the thickness of the tissue, up to several minutes of freeze time and a second “bonus” freeze at the same location may be required. In contrast, the PFA lesions could be created within seconds, albeit of more limited depth and with undesirable clinical side effects such as muscle/phrenic nerve capture, microbubble showers, and the possibility of coronary vasospasm when ablating in proximity of coronary arteries. Thus, while PFA has drawn physicians’ attention due to ease of use and greater safety profile, the therapy has failed to show incremental clinical durability compared to RF and Cryoballoon ablation.

•
Turagam MK, Neuzil P, Schmidt B, et al. Safety and Effectiveness of Pulsed Field Ablation to Treat Atrial Fibrillation: One-Year Outcomes From the MANIFEST-PF Registry. Circulation. 2023;148:35–46 Verma A, Haines DE, Boersma LV, et al. Pulsed Field Ablation for the Treatment of Atrial Fibrillation: PULSED AF Pivotal Trial. Circulation. 2023;147:00–00

•	Reddy VY, Gerstenfeld EP, Natale A, Whang W, et al. Pulsed Field or Conventional Thermal Ablation for Paroxysmal Atrial Fibrillation. New England J Medicine 2023; DOI: 10.1056/NEJMoa2307291

Our PFCA is intended to combine the proprietary benefits of ULTC and PFA while minimizing their respective limitations. PFCA consists of the short duration ULTC freeze followed by PFA delivered through the same catheter. The ULTC results in the significant increase in the impedance and electric field generated by PFA within the frozen tissue, while decreasing electric field and parasitic electric current elsewhere. This latter capability helps eliminate muscle and phrenic nerve capture while minimizing the microbubbles and possibility of vasospasm, thus addressing a key limitation of regular PFA. In effect, ULTC pre-treatment “focuses” PFA, further increasing the selectivity of ablation and, since the area of the increased impedance extends deeper in the tissue than the -300C isotherm, PFCA lesions of a desired depth can be achieved in a fraction of time required for equivalent ULTC alone.

TR
7761
CTI
500 µm
Lesion depth of 30 seconds, single freeze ULTC
Lesion depth enhancement due to pulsed field
Blood vessel and surrounding muscle bundle preservation, suggestive of PFA exclusion from the unfrozen tissue
POTENTIAL MECHANISM OF AVOIDING CORONARY VASOSPASMS REPORTED IN ENDOCARDIAL[2,3] AND EPICARDIAL[4] PFA

Verma A, Feld GK, Cox JL, et al. Combined pulsed field ablation with ultra-low temperature cryoablation: A preclinical experience. J Cardiovasc Electrophysiol. 2022;1–10
Reddy VY, Petru J, Funasako M, et al. Coronary Arterial Spasm During Pulsed Field Ablation to Treat Atrial Fibrillation. Circulation. 2022;146:1808–1819
Gunaverdene MA, Schaeffer BN, Jularic M, et al. Coronary Spasm During Pulsed Field Ablation of the Mitral Isthmus Line. JACC: Clinical Electrophysiology 2021; 7:1618-1620

Key benefits of PFCA
While PFCA’s modality is still under evaluation for safety and effectiveness, we believe that PFCA can improve the efficiency of ULTC procedures without sacrificing safety and effectiveness.

•
Assuming 3 minute ablation cycle (freeze-thaw-freeze) for ULTC vs 30 second freeze for PFCA. Adagio iCLAS Cryoablation Catheter IFU 108-0064-001 and Adagio Cryopulse™ Catheter IFU 108-0138-001 Verma A, Feld GK, Cox JL, et al. Combined pulsed field ablation with ultra-low temperature cryoablation: A preclinical experience. J Cardiovasc Electrophysiol. 2022;1–10

•
Boston Scientific issued an Urgent Field Safety Notice regarding its PFA products dated September 15, 2022, which, among others, warned about the injuries that might potentially caused by the use of PFA: https://www.bostonscientific.com/content/dam/bostonscientific/quality/documents/Recent%20

Product%20Advisories/September%202022%20FARAPULSE%20PFA%20Physician%20Letter%20-%20EU%20English.pdf. Preliminary data, courtesy Dr. E. Gerstenfeld (UCSF). AF Symposium 2023. https://vimeo.com/798627743/00bc646d3b
ADAGIO PRODUCT PORTFOLIO
Adagio’s product portfolio consists of three product families: iCLAS™ atrial ULTC catheter and accessories, vCLAS™ ventricular ULTC catheter, and Cryopulse™ atrial PFCA catheter and accessories. All of these catheters share the same ULTC cryoablation console. A standalone PFA console connected to a cryoablation console for PFCA treatment synchronization is used in conjunction with Cryopulse catheter, subject to future integration for maximum operational flexibility and minimum footprint.
Atrial Catheters
•
The unique feature of the iCLAS ULTC catheter is its ability to create a patient-tailored set of single-shot circular, linear and focal atrial lesions of varying dimensions by in-vivo “molding” of the flexible, 11 cm long ablation element using a shaped stylet inserted through the catheter handle. The 8.5 Fr catheter also features 20 electrodes located within the cryoablation element and more distal diagnostic segment of the catheter for the purpose of the intracardiac sensing and pacing, through the standard connections to commercial EP recording and electroanatomic mapping systems.

•
The iCLAS system is CE-marked with the indication for treatment of paroxysmal atrial fibrillation, persistent atrial fibrillation and atrial flutter, and is currently evaluated in the Investigational Device Exemption (IDE) trial in the United States (NCT 04061603). The study has enrolled 183 patients with persistent atrial fibrillation at 13 sites within the United States and seven sites outside the United States, with the data readout expected in Q2 2024 with expected premarket approvals (“PMA”) application approval in Q1 2025.

•
The Cryopulse PFCA catheter shares the physical characteristics and stylet-driven operation of the iCLAS catheter, with 16 intracardiac sensing/pacing electrodes within the cryoablation element optimized for delivery of PFA. Cryopulse catheter is currently undergoing evaluation in the 60-patient PARALELL trial at seven sites in Europe and Canada. The trial is expected to complete its original enrollment in Q1 2024, followed by 12-months follow-up. The CE-mark application process is expected to start in Q1 2025.

Ventricular Catheter
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In contrast to the common approach of using the catheters approved for atrial ablations in the ventricle, the vCLAS ventricular catheter has been specifically designed for treatment of the ventricular arrhythmia. The 9 Fr bi-directionally deflectable catheter features 15 mm long non-flexible ablation element with 8 electrodes for intracardiac sensing/pacing. The performance of vCLAS catheter for ablation of monomorphic VTs in patients with structural heart disease is being evaluated in the 64-patient CRYOCURE-VT study at nine sites in Europe and Canada. The trial has completed enrollment and the readout of the chronic effectiveness endpoint and CE-mark approval is expected in Q2 2024. In addition, in 2024, Adagio is planning to commence U.S. pivotal IDE of vCLAS ventricular catheter.

CLINICAL DATA
We have been conducting a robust series of clinical trials designed to evaluate technology and gain regulatory approvals for across the entirety of the product portfolio as summarized below:
Product Candidate	Trial Design	Endpoints	Results and Expected Timing
iCLAS atrial ULTC catheter and system (CRYOCURE-2, NCT 02839304)	• 79 patients at 3 EU sites, 65 patients effectiveness cohort (44 PsAF + 21 PAF) • Single arm, open label, non-randomized
• Primary Safety: device- and procedure-related Serious Adverse Events (“SAE”)
• Primary Acute Effectiveness: percentage acute isolation of ablation target
• Primary Chronic Effectiveness: freedom from atrial arrhythmias at 12 months after a single procedure and without blanking period

• 1.5% of device-related SAE (one transitory phrenic nerve palsy, no esophageal fistula, no pericarditis, no heart block)
• 97% isolation of pulmonary veins, 100% isolation of posterior wall.
• 82.6% freedom from AF at 12 months, 85.9% in patients with persistent atrial fibrillation

iCLAS atrial ULTC catheter and system (iCLAS for PsAF US Pivotal IDE, NCT 04061603)	• 183 PsAF patients at 13 US and 7 OUS sites • Single arm, open label, non-randomized
• Primary Safety: device/procedure related MAE that occur during or following the cryoablation procedure
• Primary Efficacy Endpoint: freedom from any documented left atrial arrhythmia (AF/AFL/AT)
lasting longer than 30
• Readout is expected in Q2 2024

Product Candidate	Trial Design	Endpoints	Results and Expected Timing

seconds following the Blanking Period using Holter monitor, 12-lead ECG at each visit, and symptom-driven event monitoring
• Secondary Safety: all identified SAEs and serious adverse device effects (“SADE”) through 12 months post-procedure
• Secondary Procedural/Acute Efficacy:
– Pulmonary vein isolation (PVI) 20-minutes following the last ablation for each vein
– Posterior wall isolation (PWI)
– Bidirectional block of the cavotricuspid isthmus when the CTI ablation is performed

vCLAS ventricular ULTC catheter (CRYOCURE-VT, NCT 04893317)	• 64 patients with refractory symptomatic monomorphic VT due ischemic or non-ischemic cardiomyopathy at 9 sites in Europe and Canada • Single-arm, open label, non-randomized
• Primary Safety: device- and procedure-related MAE
• Primary Acute Effectiveness: percentage of patients with non-inducible clinical VTs at the end of ablation procedure
• Primary Chronic Effectiveness: freedom from sustained VT or appropriate ICD device therapy at 6 and 12 months
• 0% MAE • 94% acute success • Primary chronic effectiveness data readout is expected in Q2 2024
vCLAS ventricular ULTC catheter (FULCRUM-VT US EFS IDE, NCT 05675865)	• 20 patients with refractory symptomatic monomorphic VT due ischemic or non-ischemic cardiomyopathy at 4 US sites • Single arm, open label, non-randomized
• Primary Safety: device- and procedure-related MAE
• Primary Acute Effectiveness: percentage of patients with non-inducible clinical VTs at the end of ablation procedure
• Primary Chronic Effectiveness: freedom from sustained VT or appropriate ICD device therapy at 6 months
• Currently enrolling, expected enrollment completion in Q1 2024
Cryopulse atrial	• 90 patients with	• Primary Safety:	• Readout is expected in

Product Candidate	Trial Design	Endpoints	Results and Expected Timing
PFCA catheter (PARALELL, NCT 05408754)	persistent atrial fibrillation at 7 sites in Europe and Canada • Dual arm, randomized to PFCA (60) or PFA (30), open label device/procedure related MAE that occur during or following the cryoablation procedure
• Primary Procedural Performance: electrical isolation of all pulmonary veins, posterior wall, and bidirectional block (if applicable) across all ablation lines using the study device
• Primary Chronic Effectiveness: freedom from any documented left atrial arrhythmia (AF/AFL/AT) lasting longer than 30 seconds following the Blanking Period using a Holter monitor at 12 months
Q4 2025
SALES AND MARKETING
Our customers include cardiac electrophysiologists, physicians specially trained to perform complex cardiac ablations, as well as the staff and administration of the centers performing complex ablations. In the geographies where our products are available commercially, we engage our customers using a direct sales force and field clinical support staff. In Europe and UK, these activities are managed through our wholly-owned European subsidiary, Adagio Medical GmbH (“Adagio Germany”). Following the clearance or approval of our products by the U.S. Food and Drug Administration (“FDA”), we expect to deploy direct sales force also in the United States. We may explore partnership and distributorship arrangements for our products outside of key geographies and countries.
We believe that the technical and clinical capabilities of our field force, and their ability to integrate our products into established clinical workflows, will be the main drivers to the successful adoption of our product offerings. In preparation for our product launches, we are working to expand our European field team and further invest in physician training and proctorship programs. Additionally, we continue to support real-world post-market evidence development to confirm and refine the benefits of ULTC and PFCA technologies in specific clinical scenarios and to help build best clinical practices for utilization and patient selection.
We believe that the improvement in the patient outcomes observed in early CRYOCURE-2 study may have significant positive impact of health economics of AF treatment. If those findings are confirmed by the larger ongoing study, we may engage appropriate regulatory and payor authorities as well as patient advocacy groups to explore the ways to realize those savings through the use of Company’s technology.
Our product offerings consist largely of the single use ablation catheters and consoles. We expect to sell the catheters to customers at or above prevailing market prices for comparable products, based on the local economic and reimbursement environments. We also expect to realize additional revenue through service contracts on the installed consoles that are performed in accordance with local laws and regulations.
FACILITIES, MANUFACTURING AND SUPPLY
Our corporate headquarters and manufacturing, storage and distribution centers for our catheters and consoles are located at Laguna Hills, California. The facility is approximately 14,600 square feet, which includes clean room space. Our wholly-owned subsidiary, Adagio Germany, operates out of a leased facility of approximately 227 square meters in Holzkirchen, Germany, which is used for general administrative purposes and as a distribution center for our European operation. We do not own any real property and believe that our current facilities are sufficient to support our operations and growth plans and that, additional space, if needed, will be available on commercially reasonably terms.
Our manufacturing and distribution operations are subject to regulatory requirements of the European Medical Devices Directive 93/42/EEC and amendments, or MDD, and certain aspects of the European Medical Devices Regulation 2017/745 and amendments, or MDR, for medical devices marketed in the European Union. When we begin marketing and distributing our products in the United States, we will be subject to the FDA’s Quality System Regulation, or QSR, set forth in 21 CFR part 820. Our Laguna Hills facility is certified to have established and is maintaining a quality management system pursuant to the requirements of the ISO 13485:2016 standard. In addition, the Laguna Hills facility is licensed by the California Department of Public Health, or CDPH. We are also subject to applicable local regulations relating to the environment, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal, sale, labeling, collection, recycling, treatment and remediation of hazardous substances.
TÜV SÜD Product Service GmbH (München, Germany) (TÜV SÜD) monitors our compliance with the MDD requirements through annual scheduled audits and unannounced audits of the Laguna Hills facilities.
Our failure, or the failure of our suppliers or third-party manufacturers, to maintain acceptable quality requirements could result in the shutdown of our manufacturing operations or the recall of our products, which would harm our business. In the event that one of our suppliers or third-party manufacturers fails to maintain acceptable quality requirements, we may have to qualify a new supplier and could experience a material adverse effect to manufacturing and manufacturing delays as a result.
We procure a broad range of the components and raw materials required for manufacturing of our catheters and consoles, including plastic and precious metals components and raw materials, complex electromechanical assemblies, electronic components and electronic assemblies. In addition, the Esophageal Warming Balloon marketed as a part of iCLAS™ Cryoablation System is supplied to us by third party manufacturer. The identification and qualification of the suppliers is governed by the relevant provisions of our QMS. As such, we can be materially adversely affected by disruptions in global supply chain, as well as inability of our suppliers to maintain required quality of the components and raw materials supplied to us, resulting in temporary hold or shutdown of our manufacturing and distribution operations.
We will pursue the opportunities for facility expansion as well as the transfer of the part or whole of the manufacturing operation to qualified third-party suppliers as warranted by business conditions.
Government Regulation
U.S. Food & Drug Administration
Our products and operations are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, as well as other federal and state regulatory bodies in the United States. The laws and regulations govern, among other things, product design and development, laboratory testing, preclinical and clinical testing, manufacturing and release, packaging, labeling, storage, record keeping and reporting, premarket clearance or approval, establishment registration and device listing, marketing, distribution, promotion, import and export, product complaints, recalls and field safety corrective actions, and post-marketing surveillance.
Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, a de novo classification request, or approval from the FDA of a PMA application. Generally, if a new device is considered low- or moderate-risk and has a predicate that is already on the market under a 510(k) clearance, the FDA will allow that new device to be marketed under a 510(k) clearance; otherwise, a de novo or PMA is required. The 510(k) clearance, de novo classification request and PMA processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

Device Classification
Under the FDCA, medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
Class I includes devices deemed to be the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to general controls that include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Some Class I devices, called Class I reserved devices, require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products, however, are exempt from the premarket notification requirements and therefore may be commercially distributed without obtaining 501(k) clearance from the FDA.
Class II devices are those that are subject to the general controls, and special controls as deemed necessary by the FDA to provide reasonable assurance of the safety and effectiveness of the device. These special controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. As a result, most Class II devices require the manufacturer to submit to the FDA a Premarket Notification (or “PMN” or “510(k)”) requesting permission to commercially distribute the devices.
Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the general controls and special controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process.
The Investigational Device Process
In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance, de novo classification, or approval require compliance with FDA investigational devise exemption (“IDE”) regulations in 21 CFR Part 812. Trials that present “non-significant risk” do not require FDA review or approval of an IDE application. These non-significant risk trials are deemed to have an approved IDE once certain requirements are addressed, and institutional review board (IRB) approval is obtained. If a device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that the risks to subjects are outweighed by the anticipated benefits and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects at specified study sites. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the trial protocol and informed consent are approved by appropriate IRBs. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. There can be no assurance that submission of an IDE application will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE application allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of trial sponsors and trial investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The FDA or the IRB may withdraw approval of a clinical trial, or place a trial on clinical hold at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IBM requirements. Even if a trial is complete, the results of clinical testing may be unfavorable, or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product.

The 510(k) Clearance Process
Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification with adequate information demonstrating that the device is “substantially equivalent,” as defined in the FDCA, to a legally marketed predicate device.
A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.
After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance for the new device, permitting the applicant to commercially market the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility.
If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if there is no adequate predicate to which a manufacturer can compare the device such that the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) notification to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained.
The PMA Approval Process
Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, data from preclinical studies and one or more clinical trials, a full description of the methods, facilities and controls used for manufacturing, proposed labeling and financial disclosure information for the clinical investigators in device trials. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.
Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
•	the device may not be shown safe or effective to the FDA’s satisfaction;
•	the data from preclinical studies and/or clinical trials may be found unreliable or insufficient to support approval;
•	the manufacturing process or facilities may not meet applicable requirements;
•	the application contains a false statement of material fact;
•	preclinical or clinical studies were not conducted in accordance with applicable regulations;
•	the proposed device labeling is false or misleading; and
•	changes in FDA approval policies or adoption of new regulations may require additional data.
If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA may deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.
New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory committee panel, depending on the nature of the proposed change.
In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up clinical study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

Pervasive and Continuing Regulation
After a device is placed on the market in the US, numerous regulatory requirements continue to apply. These include:
•	submitting and updating establishment registration and device listings with the FDA;
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the FDA’s QSR, which requires manufacturers, including their suppliers, to follow stringent design, testing, control, documentation, record maintenance, including maintenance of complaint and related investigation files, and other quality assurance procedures during all aspects of the manufacturing process;

•	routine or unannounced for-cause device facility inspections by the FDA, which may include the manufacturing facilities of subcontractors;
•	labeling regulations, which prohibit the promotion of products for uncleared, unapproved or off-label uses and impose other restrictions relating to promotional activities;
•
medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•
medical device recalls, which require that manufacturers report to the FDA field corrections or removals of a medical device, provided the recall was initiated to either reduce a risk to health posed by the device, or to remedy a violation of the FDCA caused by the device that may present a risk to health; and

•	post-market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.
Adagio has obtained a manufacturing license from the CDPH. The FDA and CDPH have broad post-market and regulatory enforcement powers. We are (or upon FDA approval, will be) subject to announced and unannounced inspections by the FDA and the Food and Drug Branch of CDPH to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers. Additionally, our Notified Body, TÜV SÜD, regularly inspects our manufacturing, design and operational facilities to ensure ongoing ISO 13485:2016 compliance in order to maintain our CE Mark.
Failure to comply with applicable regulatory requirements can result in enforcement actions, which may include any of the following sanctions:
•	warning letters, fines, injunctions, consent decrees and civil penalties;
•	repair, replacement, refunds, recall or seizure of our products;
•	operating restrictions, partial suspension or total shutdown of production;
•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;
•	withdrawing 510(k) clearance or premarket approvals that may have already been granted; and
•	criminal prosecution.
Export of Our Products
Export of products subject to the 510(k) notification requirements, but not yet cleared to market in the United States, is permitted with FDA authorization provided certain requirements are met. Similarly, unapproved or uncleared products subject to the PMA requirements may be exported certain statutory criteria are met and the company submits a “Simple Notification” to FDA when it begins to export. Importantly, however, export of such products may be limited to certain countries designated by statutory provisions, and petitions may need to be submitted to FDA to enable export to countries other than those designated in the statutory provisions. The petitioning process can be difficult, and FDA may not authorize unapproved or uncleared products to be exported to countries to which a manufacturer wishes to export. Devices that are adulterated, devices whose label and labeling does not comply with requirements of the country receiving the product, and devices that are not promoted in accordance with the law of the receiving country, among others, cannot be exported.

Foreign Government Regulation
The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution or other consequences.
European Union
Our portfolio of products is regulated in the European Union as a medical device per the European Union Regulation 2017/745 which became effective on May 26, 2021 (the “EU Medical Devices Regulation” or “MDR”). The EU MDR is the successor to the Medical Devices Directive 93/42/EEC, or MDD. The MDR/MDD sets out the basic regulatory framework for medical devices in the European Union. The system of regulating medical devices operates by way of a certification for each medical device. Each certified device is marked with the CE Mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDR/MDD within their jurisdiction. The means for achieving the requirements for the CE Mark vary according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the conformity assessment required before the CE Mark can be placed on a product. Conformity assessments for our products are carried out as required by the MDR/MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. The CE Mark is contingent upon continued compliance with the applicable regulations and the quality system requirements of the ISO 13485:2016 standard. Adagio’s current CE Marks are issued by TÜV SÜD.
After the product has received the CE Mark and been placed on the market in the EU and European Economic Area (“EEA”), a manufacturer must comply with a number of regulatory requirements relating to:
•	registration of medical devices in individual EEA countries;
•	pricing and reimbursement of medical devices;
•	establishment of post-marketing surveillance and adverse event reporting procedures;
•	field safety corrective actions, including product recalls and withdrawals; and
•	interactions with physicians.
On April 5, 2017, the EU MDR was adopted. Unlike directives, which must be implemented into the national laws of the EEA member States, the regulations would be directly applicable, i.e., without the need for adoption of EEA member State laws implementing them, in all EEA member States and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The EU MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and in vitro diagnostic devices and ensure a high level of safety and health while supporting innovation.
The new EU MDR, among other things:
•	strengthens the rules on placing devices on the market and reinforce surveillance once they are available;
•	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
•	improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
•	sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and
•	strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

As Adagio’s products were already certified under the previous regulatory framework of the MDD, the MDR allows Adagio to continue to market them for a limited time period under the MDD, provided that the requirements of the MDR transitional provisions are fulfilled. Furthermore, devices that are to be placed on the market with the benefit of the extension must always:
•	be compliant with MDD, and with certain requirements from the MDR (in particular, post-market surveillance obligations), which have been in force since 26 May 2021;
•	have no significant changes in design or intended purpose;
•	not present an unacceptable risk to the health or safety or patients, users or other persons or to other aspects of the protection of public health;
•
by May 26, 2024, the manufacturer must have a QMS compliant with the MDR in place, and applied to a notified body for a conformity assessment with the information required in Annex IX (QMS), Annex X (for a type-examination) and Annex XI (product conformity), as applicable; and

•	no later than September 26, 2024, the notified body and the manufacturer must have signed a written agreement for the conformity assessment.
In accordance with the MDR transitional provisions, Adagio’s CE Certificates of Conformity are valid until December 31, 2027 for the iCLAS Cryoablation Catheter and December 31, 2028 for the iCLAS Cryoablation Console and the Esophageal Warming Balloon Catheter. Before those dates, Adagio will need to obtain new CE Certificates of Conformity issued under the MDR.
U.S. Federal, State and Foreign Fraud and Abuse Laws
The federal and state governments have enacted, and actively enforce, a number of laws to address fraud and abuse in federal healthcare programs. Our business is subject to compliance with these laws. Violations of such laws could result in significant civil, criminal and administrative sanctions, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.
Anti-Kickback Statutes
The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, recommending, purchasing, leasing, ordering or arranging for a good or service, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.
The definition of “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payment of cash, waivers of payments and providing anything of value at less than fair market value. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered businesses, the statute has been violated. In addition, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the Federal False Claims Act. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.
The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. The legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. However, conduct and business arrangements that do not fully satisfy an applicable statutory exception or regulatory safe harbor may result in increased scrutiny by government enforcement authorities such as the Office of Inspector General, or OIG, of HHS.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of recipients for healthcare products or services reimbursed by any source, not only government healthcare programs, and may apply to payments made directly by the patient.
Government officials have continued their enforcement efforts related to the marketing of healthcare services and products, among other activities, and continue to bring cases against companies, and certain individual sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.
Federal False Claims Act
The federal False Claims Act, or FCA, imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the FCA allow a private individual to bring actions on behalf of the federal government alleging that the defendant has violated the FCA and to share in any monetary recovery. In addition, various states have enacted false claims laws analogous to the FCA, and many of these state laws apply where a claim is submitted to any third-party payor and not only a federal healthcare program or other state program.
When an entity is determined to have violated the FCA, it may be required to pay up to three times the actual damages sustained by the government, plus significant civil fines and penalties. As part of any settlement, the government may require the entity to enter into a corporate integrity agreement, which imposes certain compliance, certification and reporting obligations. There are many potential bases for liability under the FCA. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. For example, the federal government has used the FCA to assert liability on the basis of kickbacks, or in instances in which manufacturers have provided billing or coding advice to providers that the government considered to be inaccurate. In these cases, the manufacturer faces liability for “causing” a false claim. In addition, the federal government has prosecuted companies under the FCA in connection with off-label promotion of products. Adagio’s future activities relating to information affecting federal, state and third-party reimbursement of our products and the sale and marketing of its products may be subject to scrutiny under these laws.
While Adagio is unaware of any current matters, Adagio are unable to predict whether it will be subject to actions under the FCA or a similar state law, or the impact of such actions. However, the costs of defending such claims, as well as any sanctions imposed, could significantly affect Adagio’s financial performance.
Civil Monetary Penalties
The federal Civil Monetary Penalty laws imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier.
Open Payments
The Physician Payments Sunshine Act, known as “Open Payments” and enacted as part of the Affordable Care Act, requires certain pharmaceutical and medical device manufacturers of products covered by Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services (“CMS”): direct and indirect payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and applicable manufacturers and group purchasing organizations. Applicable manufacturers must also report annually ownership and investment interests held by physicians and their immediate family members. Applicable manufacturers are required to submit annual reports to the CMS. Failure to submit required information in a timely, complete and accurate manner may result in significant civil monetary penalties. Adagio is subject to Open Payments and the information it discloses may lead to greater scrutiny, which may result in modifications to established practices and additional costs. Additionally, similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals.

Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual; U.S. companies and officers, directors, and employees; foreign subsidiaries of U.S. entities; and agents or intermediaries operating on behalf of a U.S. company from paying, offering, promising to pay, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign government official, government staff member, political party or candidate for the purpose of improperly influencing any act or decision of a foreign government entity to obtain, retain, or direct business. The FCPA also obligates companies whose securities are listed on a national securities exchange in the United States to comply with accounting provisions which require the maintenance of books, records, and accounts that accurately and fairly reflect all transactions and dispositions of assets of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls.
International Laws
In Europe, various countries have adopted anti-bribery laws providing for severe consequences in the form of criminal penalties and significant fines for individuals or companies committing a bribery offense.
Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.
For instance, in the United Kingdom, the U.K. Bribery Act 2010 covers both public and private sector bribery, and prohibits the offer, provision, or promise to give a financial or other advantage to induce or reward another individual to improperly perform their relevant functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the U.K. Bribery Act 2010. An individual found in violation of the U.K. Bribery Act 2010 faces imprisonment of up to ten years. In addition, individuals can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.
International Trade Laws
Our company is subject to other laws and regulations governing its international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations, and transfer pricing regulations.
Commerce regulates certain “dual use” items, as well as associated foreign assistance. OFAC administers and enforces economic sanctions programs primarily against countries and groups of individuals. Sanctions can be either comprehensive or selective, using the blocking of assets and trade restrictions to accomplish foreign policy and national security goals. U.S. persons must comply with OFAC regulations, including all U.S. citizens and permanent resident aliens regardless of where they are located, all persons and entities within the United States, all U.S. incorporated entities, and their foreign branches. In the cases of certain programs, foreign subsidiaries owned or controlled by U.S. companies also must comply.
Governmental authorizations may be required before we can export technology, equipment or materials, our services, or to collaborate with foreign entities.
Failure to comply with export control laws and regulations could expose us to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts or limitations on our ability to enter into contracts with the U.S. government.
U.S. Health Reform
Changes in healthcare policy could increase Adagio’s costs and subject it to additional regulatory requirements that may interrupt commercialization of its current and future solutions. Changes in healthcare policy could increase Adagio’s costs, decrease its revenue and impact sales of and reimbursement for its current and future products. For example, the Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the life sciences industry. The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Adagio’s ability to sell its products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of Adagio’s products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact Adagio’s revenue from the sale of its products.
The implementation of the Affordable Care Act in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The Affordable Care Act provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the Affordable Care Act has expanded eligibility criteria for Medicaid programs and created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Adagio does not yet know the full impact that the Affordable Care Act will have on its business. There have been judicial, executive and Congressional challenges to certain aspects of the Affordable Care Act, and Adagio expects additional challenges and amendments in the future.
On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and held oral arguments on November 10, 2020. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the Affordable Care Act brought by several states without specifically ruling on the constitutionality of the Affordable Care Act. Thus, the Affordable Care Act remains in effect without the individual mandate.
In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted.
Adagio believes that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates Adagio will be able to charge for its current and future products or the amounts of reimbursement available for its current and future products from governmental agencies or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on Adagio’s business and financial condition.
Coverage and Reimbursement
In both U.S. and non-U.S. markets, Adagio’s ability to successfully commercialize and achieve market acceptance of its products depends, in significant part, on the availability of adequate financial coverage and reimbursement from third-party payors, including governmental payors (such as the Medicare and Medicaid programs in the United States), managed care organizations and private health insurers. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. Should Adagio’s products under development be cleared or approved for commercialization by the FDA, reimbursement may not be available in the United States or other countries, or the amount of reimbursement may not be sufficient to allow sales of Adagio’s products on a profitable basis.
Third-party payors are increasingly examining the cost effectiveness of products, in addition to their safety and efficacy, when making coverage and payment decisions. Third-party payors have also instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require demonstrated superiority, on the basis of randomized clinical trials, or pre-approval of coverage, for new or innovative devices or procedures before they will reimburse healthcare providers who use such devices or procedures. Additionally, no uniform policy for coverage and reimbursement exists in the United

States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations.
Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for procedures that utilize one or more products for which Adagio might receive regulatory clearance and approval, less favorable coverage policies and reimbursement rates may be implemented in the future. It is uncertain whether Adagio’s current products or any planned or future products will be viewed as sufficiently cost effective to warrant coverage and adequate reimbursement levels for procedures using such products.
Intellectual Property
Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our technology, inventions, improvements and products that are important to the development and implementation of our business. Our patent portfolio consists of 75 issued patents and 40 patent applications in the United States, Japan, China, Australia, Republic of Korea, Brazil, Israel, United Kingdom, and countries of European Union, covering 20-21 patent families ranging from the disclosures of foundational ULTC technology to the details and components of catheter and accessory designs. Our early patents were issued in 2004 and the latest disclosures related to Tissue Contact Verification, VT- and multi-modality PFCA catheters were filed in 2023. We believe that in combination with the trade secrets and other proprietary information related to the manufacturing processes of catheters and consoles, this patent portfolio creates significant entry barrier for competitive ULTC and PFCA entries near term, allowing the company to remain a single-source provider of these differentiating technologies in Cardiac EP. However, trade secrets and proprietary information can be difficult to protect. We seek to protect our trade secrets and proprietary information, in part, by confidentiality agreements and proprietary invention assignment agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in the measures we take to protect and preserve our trade secrets and proprietary information, there may be instances in which they may not provide meaningful protection. Such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.
Our trademark portfolio covers all of the main product families: iCLAS™ for ULTC AF ablation catheter and system, vCLAS™ for ULTC VT catheter, and Cryopulse™ for PFCA catheters. The trademarks have been registered or pending in Canada, United Kingdom, United States and European Union. We maintain our priority filings for trademarks in the United States through periodic extensions to ensure their availability at the time of products’ commercial availability in the United States.
Human Capital Resources
As of December 31, 2022, we had 97 full-time employees, including nine full-time employees of Adagio Germany. None of our employees are represented by a labor union or are a party to a collective bargaining agreement. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. We have not experienced and do not expect any significant strikes or work stoppages and believe our relations with employees are in good standing.
Legal Proceedings
We are not currently a party to any material legal proceedings. From time to time, we may be involved in legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business.

ADAGIO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of Adagio Medical, Inc. and its subsidiary prior to the Business Combination (for purposes of this section, collectively referred to as “Adagio,” “we,” “us” and “our”) should be read together with our condensed consolidated financial statements for the nine months ended September 30, 2023 and 2022 (unaudited), and our consolidated financial statements for the years ended December 31, 2022 and December 31, 2021 (audited), and together with the related notes thereto, included in this proxy statement/prospectus. The discussion and analysis should also be read together with the “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion contains forward-looking statements based upon current beliefs, plans, and expectations that involve numerous risks, uncertainties and assumptions, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.
Overview
We are a developmental stage medical device company focused on the development and commercialization of ablation technologies for the treatment of cardiac arrhythmias, including AF, AFL and VT. Our unique portfolio is based on ULTC and PFCA. Our technology is based on the hypothesis that the ability to consistently create durable, contiguous, transmural lesions is a foundation for improving the effectiveness and outcomes of cardiac ablations in both atria and ventricles.
Adagio’s product portfolio consists of three product families: iCLAS™ atrial ULTC catheter and accessories, vCLAS™ ventricular ULTC catheter, and Cryopulse™ atrial PFCA catheter and accessories. All of these catheters share the same ULTC cryoablation console. A standalone PFA console connected to a cryoablation console for PFCA treatment synchronization is used in conjunction with Cryopulse catheter, subject to future integration for maximum operational flexibility and minimum footprint. We received CE Marking in Europe for our iCLAS™ Cryoablation System in June 2020 and have commercially launched in select European markets.
We are continually working towards reaching the next milestone in the development process for our portfolio of technologies. Key milestones include data readouts, clinical trials, and regulatory and commercialization developments in both the U.S. and European markets. The data readouts for each device are key valuation-driving milestones because investors use this data to understand the efficacy of the procedures. It is expected that favorable readouts will drive additional investment and financing for us at market terms.
Our next milestones focuses on the ventricular market which includes key clinical trial data readouts followed by regulatory approval in Europe for its vCLAS™ product offerings (estimated to occur in Q2 2024).
We have not launched commercially in the U.S. but are working towards obtaining the necessary regulatory approvals to do so. We have incurred net losses in each year since our inception in 2011. As of September 30, 2023 and December 31, 2022, we had an accumulated deficit of $126.1 million and $97.1 million, respectively. Our net losses were $29.0 million and $17.6 million for the nine-months ended September 30, 2023 and 2022, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. As of September 30, 2023 and December 31, 2022, we had cash of $2.0 million and $5.5 million, respectively.
Our accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. Our financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern. The recurring losses, working capital deficiency, the need for capital to fund our operations, including clinical trial and regulatory approval expenses, the amount of cash reserve and the dependency of closing the Business Combination are factors that raise substantial doubt about our ability to continue as a going concern for the twelve-month period from the date the financial statements included herein were made available. See Note 1—Organization and Description of Business in our consolidated financial statements for the period ended September 30, 2023 and December 31, 2022 for the additional information on our assessment.
Our need for additional capital will depend in part on the scope and costs of our development activities. To date, we have not generated any significant revenue from the sale of commercialized products. Our ability to generate product revenue will depend on the successful development and eventual commercialization of our products in the

United States and Europe. Until such time, if ever, we expect to finance our operations through the sale of equity or debt, borrowings under credit facilities, or through potential collaborations, other strategic transactions or government and other grants. Adequate capital may not be available to us when needed or on acceptable terms. If we are unable to raise capital, we could be forced to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition. See the section of this proxy statement/prospectus titled “Risk Factors” for additional information.
Proposed Business Combination
On February 13, 2024, ARYA, ListCo, ARYA Merger Sub, Adagio and Company Merger Sub entered into a Business Combination Agreement pursuant to which (i) ARYA Merger Sub will be merged with and into ARYA, with ARYA surviving the ARYA Merger as a direct wholly-owned subsidiary of ListCo and (ii) Company Merger Sub will be merged with and into the Adagio, with Adagio surviving the Adagio Merger as a direct wholly-owned subsidiary of ListCo. Following the Closing, ListCo will change its name to “Adagio Medical, Inc.”
The Business Combination is expected to be accounted for as a forward-merger, in accordance with U.S. GAAP. Under this method of accounting, ARYA is considered to be the accounting acquirer based on the terms of the Business Combination Agreement. The Mergers are expected to be accounted for [using the acquisition method based on ASC Topic 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, ARYA’s assets and liabilities will retain their carrying amounts and the assets and liabilities of Adagio will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill.]
Under the terms of the Business Combination, ListCo and its wholly owned subsidiaries will merge at an estimated combined implied equity value of $[•] million. The aggregated transaction proceeds include (a) $[•] million aggregated gross cash proceeds in respect of the PIPE Financing (which includes the non-redemption commitment and/or open market purchases of certain amounts of cash in the Trust Account by certain Other PIPE Investors, as described in “[•],” and the Bridge Financing Notes) and (b) $[•] million of aggregated gross cash proceeds in respect of the Convertible Security Financing (which includes the proceeds from the 2024 Bridge Financing Notes funded concurrently with the execution of the Business Combination Agreement). The Business Combination is expected to close during the second quarter of 2024 and remains subject to customary closing conditions.
As a consequence of the Business Combination, the New Adagio will become a public company listed on Nasdaq which will require New Adagio to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. New Adagio expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.
Impact of COVID-19 Pandemic
The markets we operate in could see continued impacts from COVID-19 for the foreseeable future, and the emergence of new variants of COVID-19 creates significant uncertainty as to how long COVID-19 will continue to impact our business. The magnitude of the impact of the COVID-19 pandemic on our productivity, results of operations and financial position and its disruption to our business and our clinical programs and timelines will depend, in part, on the length and severity of outbreaks, restrictions and other measures designed to prevent the spread of COVID-19 and on our ability to conduct business in the ordinary course.
Key Factors Affecting Our Performance
We compete primarily on the basis that our products are designed to enable more physicians to treat more patients more efficiently and effectively. Our continued success depends on our ability to:
•	continue to develop innovative, proprietary products that address significant clinical needs in a manner that is safe and effective for patients and easy-to-use for physicians;
•	obtain and maintain regulatory clearances or approvals;

•	demonstrate safety and effectiveness in our sponsored and third-party clinical trials;
•	expand its sales force across key markets to increase physician awareness;
•	obtain and maintain coverage and adequate reimbursement for procedures using its products;
•	attract and retain skilled research, development, sales and clinical personnel;
•	cost-effectively manufacture, market and sell its products; and
•	obtain, maintain, enforce and defend our intellectual property rights and operate its business without infringing, misappropriating or otherwise violating the intellectual property rights of others.
Innovation
Our business strategy relies significantly on innovation to develop and introduce new products and to differentiate our products from our competitors. We expect our research and development expenditures to increase as we make additional investments to support our growth strategies. We plan to increase our research and development expenditures with internal initiatives, as well as potentially licensing or acquiring technology from third parties. We also expect expenditures associated with our manufacturing organization to grow over time as production volume increases and we bring new products to market. Our internal and external investments will be focused on initiatives that we believe will offer the greatest opportunity for growth and profitability. With a significant investment in research and development, a strong focus on innovation and a well-managed innovation process, we believe we can continue to innovate and grow.
Regulatory
Our commercial success will depend upon a number of factors, some of which are beyond our control, including the receipt of regulatory clearances, approvals, or authorizations for existing or new product offerings by us, or product enhancements. We must complete additional clinical testing before we can seek regulatory approval in the United States and begin commercialization of our products. After our products are cleared, approved, or authorized, numerous and pervasive regulatory requirements continue to apply. As such, our ability to navigate, obtain and maintain the required regulatory clearances, approvals, or authorizations, as well as comply with other regulatory requirements, for our products will in part drive our results of operations and impact our business.
Investments in Our Growth
In order to generate future growth, we plan to continue to expand and leverage our sales and marketing infrastructure to increase our customer base and grow our business. Identifying and recruiting qualified sales and marketing personnel and training them on our products, applicable federal and state laws and regulations, and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our ability to increase our customer base and achieve broader market acceptance of our products will also depend to a significant extent on our ability to expand our marketing efforts as our plans to dedicate significant resources to its marketing programs.
Competition
Our industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our most significant competitors are large, well-capitalized companies. We must continue to successfully compete considering our competitors’ existing and future products and related pricing and their resources to successfully market to the physicians who could use our products. Publications of clinical results by us, our competitors and other third parties can also have a significant influence on whether, and the degree to which, we are able to gain market share and increase utilization of our products.
Reimbursement and Insurance Coverage
In both the U.S. and non-U.S. markets, our ability to successfully commercialize and achieve market acceptance of our products depends, in significant part, on the availability of adequate financial coverage and reimbursement from third-party payors, including governmental payors (such as the Medicare and Medicaid programs in the United States), managed care organizations and private health insurers. Third-party payors decide which treatments they will cover and establish reimbursement rates for those treatments. Our products are purchased by hospitals and other providers who will then seek reimbursement from third-party payors for the procedures performed using our products. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In certain international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Furthermore, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems.
Results of Operations
Revenues
We generate product revenue primarily from the sale of the catheters, stylets and warming balloons (“Consumables”) used with our consoles. We sell our products directly to hospitals and medical centers. To a lesser extent, we also generate lease revenue from the implied rental of consoles loaned to customers at no charge. We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Please refer to Note 2—Summary of Significant Accounting Policies in Adagio’s consolidated financial statements for the period ended September 30, 2023 and December 31, 2022 for additional details on our revenue recognition policy. Our revenue is subject to fluctuation due to the foreign currency in which our products are sold.
Costs and Operating Expenses
Cost of Revenue
Cost of revenue includes raw materials, direct labor, manufacturing overhead, shipping and receiving costs and other less significant indirect costs related to the production of our products. Cost of revenue also includes the depreciation expense of consoles loaned to the customers.
Research and Development Expenses
Research and development expenses consist primarily of salaries, consulting fees, and employee-related costs (including stock-based compensation) for personnel directly engaged in research and development activities, clinical trial expenses, equipment costs, material costs, allocated rent and facilities costs, and depreciation. Research and development expenses relating to possible future products are expensed as incurred. We also accrue and expense costs for activities associated with clinical trials performed by third parties as incurred.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of salaries, and employee-related costs (including stock-based compensation) for personnel in executive, finance and other administrative functions, allocated rent and facilities costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, marketing costs and insurance costs, and transaction costs in connection with the Business Combination. We expense all selling, general and administrative costs as incurred.
Convertible Notes Fair Value Adjustment
We recorded the October 2022 Convertible Notes (as defined below) and the April 2023 Notes at fair value at issuance and subsequently remeasures them to fair value at each reporting period. Changes in fair value are recognized as convertible notes fair value adjustment in the statements of operations and comprehensive loss.
Warrant Liabilities Fair Value Adjustment
We accounted for certain common stock warrants outstanding as warrant liabilities at fair value, determined using the Black-Scholes option pricing model. The liability is subject to re-measurement at each reporting period and any change in fair value is recognized warrant liabilities fair value adjustment in the statements of operations and comprehensive loss.

Interest Expense
Interest expense is primarily incurred from our outstanding debt obligations, including our October 2022 Convertible Notes, April 2023 Notes, and Silicon Valley Bank (“SVB”) term loan.
Interest Income
Interest income consists primarily of interest earned on our cash, cash equivalents and marketable securities.
Other (Expense) Income, Net
Other (expense) income, net primarily consists of foreign currency unrealized and realized gain / loss, and other income related to research and development (“R&D”) tax credit.
Results of Operations
Comparison for the Nine Month Periods Ended September 30, 2023 and 2022 (Unaudited)
The following table sets forth a summary of our results of operations. This information should be read together with our consolidated financial statements and related notes.
	Nine Months Ended September 30,		Change
($ In thousands)	2023	2022	$	%
Revenue	$222	$189	$33	17%
Costs of revenue and operating expenses:
Cost of revenue	972	584	388	66%
Research and development	13,625	13,401	224	2%
Selling, general and administrative	8,234	3,909	4,325	111%
Total costs of revenue and operating expenses	22,831	17,894	4,937	28%
Other income (expense)
Convertible notes fair value adjustment	(5,119)	—	(5,119)	100%
Warrant liabilities fair value adjustment	(83)	—	(83)	100%
Interest expense	(1,082)	—	(1,082)	100%
Interest income	2	35	(33)	(94) %
Other income (expense), net	(113)	29	(142)	n.m.
Total other income (expense)	(6,395)	64	(6,459)	n.m.
Loss, before income taxes	(29,004)	(17,641)	(11,363)	64%
Net loss	(29,004)	(17,641)	(11,363)	64%

Other comprehensive income:
Foreign currency translation adjustment	(1)	16	(17)	n.m.
Comprehensive loss	$(29,005)	$(17,625)	$(11,380)	65%
n.m. = not meaningful
Revenue
Our revenue was $0.2 million for the nine months ended September 30, 2023 and $0.2 million for the nine months ended September 30, 2022. This increase of $33.0 thousand, or 17% is due to the increase of consumable sales. For the nine months ended September 30, 2023 and 2022, revenue was generated only in European markets.
Costs of Revenue and Operating Expenses
Cost of Revenue
Cost of revenue increased to $1.0 million for the nine months ended September 30, 2023, from $0.6 million for the nine months ended September 30, 2022. The increase of $0.4 million, or 66%, primarily resulted from the increase in cost of goods sold by $0.3 million due to the increase of obsolescence and scrap, and an increase in depreciation of machinery and equipment by $0.1 million.

Research and Development Expenses
Research and development expenses increased to $13.6 million for the nine months ended September 30, 2023 from $13.4 million for the nine months ended September 30, 2022. The $0.2 million increase, or 1.7%, was primarily related to the increase of $0.6 million in payroll and personnel costs from the operations, quality assurance, and clinical departments, $0.1 million increase in professional fees in consulting, offset by a $0.3 million decrease in pre-clinical trial costs and $0.2 million decrease in other miscellaneous research and development expenses.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased to $8.2 million from $3.9 million for the nine months ended September 30, 2023 and 2022, respectively. The increases in selling, general and administrative expenses of $4.3 million, or 111%, are primarily from an increase of $3.5 million in professional fees which include legal and accounting fees related to the transaction costs associated with the Business Combination, an increase in payroll and personnel expense of $0.5 million, and an increase in building and maintenance costs of $0.4 million.
Convertible Notes Fair Value Adjustment
Convertible notes fair value adjustment changed to $5.1 million for the nine months ended September 30, 2023 from nil million for the nine months ended September 30, 2022. The $5.1 million was related to the increase of fair value by $4.6 million and $0.5 million on October 2022 Convertible Notes and the April 2023 Notes, respectively, during the nine months ended September 30, 2023.
Warrant Liabilities Fair Value Adjustment
Warrant liabilities fair value adjustment changed to $0.1 million for the nine months ended September 30, 2023 from nil million for the nine months ended September 30, 2022. The $0.1 million was related to the increase of fair value on the common stock warrant liabilities during the nine months ended September 30, 2023. These common stock warrants were not issued until July 2023.
Interest Expense
Interest expense increased to $1.1 million from nil million for the nine months ended September 30, 2023 and 2022, respectively. The increase of $1.1 million was incurred from the convertible promissory notes issued in October 2022 and April 2023, and SVB term loan issued in February 2023.
Interest Income
Interest income decreased to $2.0 thousand for the nine months ended September 30, 2023 from $35.0 thousand for the nine months ended September 30, 2022. The decrease in interest income of $33.0 thousand, or 94%, was driven by the decrease of cash balances in an asset management account.
Other (Expense) Income, Net
Other expenses were $0.1 million for the nine months ended September 30, 2023 compared to other income of $29.0 thousand for the nine months ended September 30, 2022. This decrease of $0.1 million was primarily attributable to a decrease in other income by $0.3 million, offset by a favorable decrease of $0.1 million in foreign exchange currency unrealized loss.

Comparison between Years Ended December 31, 2022 and 2021
The following table sets forth a summary of our results of operations. This information should be read together with our consolidated financial statements and related notes.
	Year Ended December 31,		Change
($ In thousands)	2022	2021	$	%
Revenue	$189	$270	$(81)	(30) %
Costs of revenue and operating expenses:
Cost of revenue	875	1,158	(283)	(24) %
Research and development	17,855	15,355	2,500	16%
Selling, general and administrative	5,372	4,402	970	22%
Total costs of revenue and operating expenses	24,102	20,915	3,187	15%

Other income (expense)
Forgiveness of debt – PPP loan	—	744	(744)	(100) %
Interest expense	(137)	—	(137)	100%
Interest income	39	3	36	n.m.
Other income (expense), net	338	(40)	378	n.m.
Total other income (expense)	240	707	(467)	(66) %
Loss, before income taxes	(23,673)	(19,938)	(3,735)	19%
Net loss	(23,673)	(19,938)	(3,735)	19%

Other comprehensive income:
Foreign currency translation adjustment	24	2	22	n.m.
Comprehensive loss	$(23,649)	$(19,936)	$(3,713)	19%
n.m. = not meaningful
Revenue
Our revenue was $0.2 million for the year ended December 31, 2022, compared to $0.3 million for the year ended December 31, 2021. This decrease of $0.1 million, or 30%, is due to customer goodwill expense typical during the first few years of market penetration. For the years ended December 31, 2022 and 2021, revenue was generated only in European markets.
Costs of Revenue and Operating Expenses
Cost of Revenue
Cost of revenue decreased to $0.9 million for the year ended December 31, 2022, from $1.2 million for the December 31, 2021. The decrease of $0.3 million, or 24%, is primarily due to decrease of obsolescence, scrap, and net realizable value adjustments.
Research and Development Expenses
Research and development expenses increased to $17.9 million for the year ended December 31, 2022 from $15.4 million for the year ended December 31, 2021. The $2.5 million increase, or 16.3%, was primarily related to the increase of $1.7 million in payroll and personnel costs from the operations, quality assurance, and clinical departments, $0.6 million increase in costs related to pre-clinical trials, and $0.2 million increase in other miscellaneous expenses related to research and development. These costs have increased due to the increase of development efforts and in obtaining regulatory approval.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased to $5.4 million from $4.4 million for the year ended December 31, 2022 and 2021, respectively. The increases in selling, general and administrative expenses of

$1.0 million, or 22%, are primarily from an increase in headcount and expenses in marketing of $0.4 million, an increase in post market clinical follow-up expense of $0.1 million, an increase in legal fees of $0.1 million, and an increase building and maintenance costs of $0.2 million.
Forgiveness of Debt – PPP
Forgiveness of debt decreased to nil million for the year ended December 31, 2022 from $0.7 million for the year ended December 31, 2021. The decrease was entirely related to the Small Business Administration forgiving the Paycheck Protection Program (“PPP”) loan in 2021.
Interest Expense
Interest expense increased to $0.1 million for the year ended December 31, 2022 from nil million for the year ended December 31, 2021. The increase of $0.1 million was entirely related to the convertible promissory notes issued in October 2022.
Interest Income
Interest income increased to $39.0 thousand for the year ended December 31, 2022 from $3.0 thousand for the year ended December 31, 2021. The increase in interest income of $36.0 thousand was driven by the cash in an asset management account yielding higher interest.
Other (Expense) Income, Net
Other income was $0.3 million for the year ended December 31, 2022 compared to other expense of $40.3 thousand for the year ended December 31, 2021. This increase of $0.3 million was primarily attributable to an increase of R&D tax credit of $0.5 million, offset by the unfavorable foreign exchange currency variance of $3.7 thousand.
Liquidity and Capital Resources
Sources of Liquidity
To date, we have financed our operations primarily through the sale of equity securities, convertible promissory notes and SVB term loan. Since inception we have incurred operating losses and negative cash flows and anticipate to continue to do so for at least the next several years.
As of September 30, 2023 and December 31, 2022, we had cash of $2.0 million and $5.5 million, respectively. For the nine months ended September 30, 2023 and 2022, net losses were $29.0 million and $17.6 million, respectively, and net cash used in operating activities was $18.6 million and $16.7 million, respectively.
We do not believe our current cash and cash equivalents are sufficient to fund operations for at least the next 12 months from the issuance date of the financial statements. We believe that this raises substantial doubt about our ability to continue as a going concern.
We intend to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination with a Special Purpose Acquisition Company (“SPAC”) to obtain additional capital and align the Adagio’s long-term operating strategy (refer to Note 15—Subsequent Events in our consolidated financial statements for the periods ending September 30, 2023 and December 31, 2022 for additional details), (ii) negotiate other cash equity or debt financing in the short-term, and (iii) continue to pursue the necessary regulatory approvals to launch commercially in the U.S. market. However, there can be no assurances that the current plans will generate any liquidity to us or be available on terms acceptable to us, or if at all.
If we are unable to maintain sufficient financial resources, its business, financial condition, and results of operations will be materially and adversely affected. We may be required to delay, limit, reduce or terminate its product discovery and development activities or future commercialization efforts. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business.

Future Funding Requirements
In the future, we may need to raise additional funds through the issuance of debt and/or equity securities or otherwise. Until such time, if ever, that we can generate revenue sufficient to achieve profitability, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed or on terms that we deem to be favorable. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. We may be required to delay, limit, reduce or terminate our product discovery and development activities or future commercialization efforts.
Our future liquidity and capital funding requirements will depend on numerous factors, including:
•	our revenue growth;
•	our research and development efforts;
•	our sales and marketing activities;
•	our ability to raise additional funds to finance our operations;
•	the outcome, costs and timing of any clinical trial results for our current or future products;
•	the emergence and effect of competing or complementary products;
•	the availability and amount of reimbursement for procedures using our products;
•
our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	our ability to retain our current employees and the need and ability to hire additional management and sales, scientific and medical personnel;
•	the terms and timing of any collaborative, licensing or other arrangements that we have or may establish;
•	debt service requirements; and
•	the extent to which we acquire or invest in businesses, products or technologies.
Our primary uses of capital are, and we expect will continue to be, investment in our commercial organization and related expenses, clinical research and development services, and related supplies, legal and other regulatory expenses, general administrative costs and working capital.
See the section of this proxy statement/prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.
Debt Obligations
October 2022 Convertible Notes
In October 2022, we entered into a Note Purchase Agreement with investors for the issuance and sale of convertible promissory notes (the “October 2022 Convertible Notes”) with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per year. The October 2022 Convertible Notes had an original maturity date of October 27, 2023, which was subsequently extended to the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with a non-binding summary of certain proposed terms and conditions of the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above.

The October 2022 Convertible Notes was also amended to subordinate to the April 2023 Notes and provide for the conversion of all principal and accrued interest in respect of all the October 2022 Convertible Notes into shares of Series E Preferred Stock of Adagio in connection with the Business Combination. (Refer to Note 7—Debt in Adagio’s consolidated financial statements for the periods ending September 30, 2023 and December 31, 2022 for additional details).
In November 2023, the October 2022 Convertible Notes were further amended to also subordinate the November 2023 Notes. In the event of the consummation of the Business Combination, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into shares of Adagio’s common stock at the per share converted price of (i) 75% multiplied by (ii) (A) $24,000,000 divided by (B) the number of Adagio’s fully-diluted common stock equivalents at the time of the Closing.
April 2023 Notes
In April 2023, we issued a $5.0 million convertible promissory note that matures on the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above, and accrues simple interest at eight percent (8.0%) per annum. Additionally, we obtained the right to issue up to $10.0 million in additional convertible promissory notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to the Business Combination.
In the event of the consummation of the Business Combination, the April 2023 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In November 2023, the April 2023 Notes were amended to align certain terms to the November 2023 Notes. (Refer to Note 16—Subsequent Events in Adagio’s consolidated financial statements for the periods ending September 30, 2023 and December 31, 2022 for additional details).
SVB Term Loan
In February 2023, we entered into an agreement to borrow an initial term loan advance of $3.0 million and a right to borrow a subsequent term loan advance of $2.0 million. The loans mature on January 1, 2025. In conjunction with the term loan, we issued 32,720 common stock shares of warrants. (Refer to Note 8—Warrants in Adagio’s consolidated financial statements for the periods ended September 30, 2023 and December 31, 2022 for additional details).
November 2023 Notes
In November 2023, we issued to the Perceptive PIPE Investor the 2023 November Notes in the principal amount of $2.0 million that mature on the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above, and accrues simple interest at eight percent (8.0%) per annum. Additionally, we obtained the right to issue up to $6.0 million in additional convertible promissory notes (the “Delayed Draw Commitment”) available beginning one month after November 28, 2023 through the occurrence of an ARYA stockholder vote with regard to the Business Combination. In December 2023, the November 2023 Notes were amended to permit the issuance of the Delayed Draw Commitment in the principal amount of $1.0 million and $2.0 million on December 13, 2023 and December 28, 2023, respectively. The combined $3.0 million convertible promissory notes were issued pursuant to the clause and terms pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023.
In the event of the consummation of the Business Combination, the November 2023 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.

Cash Flows
The following table shows a summary of our cash flows for each of the periods shown below:
	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2023	2022	2022	2021
Statement of cash flows data:
Net Cash Used in Operating Activities	$(18,561)	$(16,654)	$(22,412)	$(19,307)
Net Cash Used in Investing Activities	(320)	(508)	(500)	(1,272)
Net Cash Provided by Financing Activities	15,297	21	9,525	130
Effect of Foreign Currency Translation on cash	18	187	81	69
Net Decrease in Cash and Cash Equivalents	$(3,566)	$(16,954)	$(13,306)	$(20,380)
Comparison of Results for the Nine Month Periods Ended September 30, 2023 and 2022 (unaudited)
Cash Flows Used in Operating Activities
Net cash used in operating activities for the nine months ended September 30, 2023 was $18.6 million as compared to $16.7 million for the nine months ended September 30, 2022. The increase of $1.9 million is primarily due to the $11.4 million increase in net loss, offset by an increase the change in fair value of the convertible liability of $5.2 million, an increase in the prepaid expenses and other current assets of $0.4 million, an increase of accounts payable and accounts receivable of $0.8 million and $0.1 million, respectively, an increase of accrued offering costs of $1.8 million, and an increase of accrued liabilities and other accrued liabilities of $0.3 million and $0.9 million, respectively.
Cash Flow Used in Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2023 was $0.3 million as compared to $0.5 million for the nine months ended September 30, 2022. The decrease of $0.2 million is primarily due to decreased activities in purchasing property and equipment in 2023.
Cash Flow Provided by Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2023 was $15.3 million as compared to $21.0 thousand for the nine months ended September 30, 2022. The increase of $15.3 million is due to receiving $13.0 million and $3.0 million in proceeds from issuance of convertible notes payable and proceeds from issuance of SVB term loan, respectively, offset by a decrease of $10.0 thousand and $0.7 million related to exercise of common stock options in 2023 and repayment of SVB term loan, respectively.
Comparison of Results for the Years Ended December 31, 2022 and 2021
Cash Flows Used in Operating Activities
Net cash used in operating activities for the year ended December 31, 2022 was $22.4 million as compared to $19.3 million for the year ended December 31, 2021. The change of $3.1 million is primarily due to the $3.7 million increase in net loss offset by a decrease in the purchase of inventory $0.5 million, an increase of accounts payable of $0.2 million and an increase of other accrued liabilities of $0.1 million, respectively.
Cash Flow Used in Investing Activities
Net cash used in investing activities for the year ended December 31, 2022 was $0.5 million as compared to $1.3 million for the year ended December 31, 2021. The change of $0.8 million is primarily due to decreased activity of $0.8 million in purchases of property and equipment and purchases of software in 2022.
Cash Flow Provided by Financing Activities
Net cash provided by financing activities for the year ended December 31, 2022 was $9.5 million as compared to $0.1 million provided for the year ended December 31, 2021. The change of $9.4 million is due to receiving $9.5 million in proceeds from issuance of convertible notes payable offset by a decrease of $0.1 million related to exercise of common stock options in 2022.

Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not exposed to the financing, liquidity, market, or credit risk that could arise if we had engaged in those types of relationships.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our audited consolidated financial statements and accompanying notes included elsewhere in this proxy statement/prospectus. We base our estimates on historical experience, current business factors and various other assumptions that we believe are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses and the disclosure of contingent assets and liabilities. We are subject to uncertainties such as the impact of future events, economic and political factors, and changes in our business environment; therefore, actual results could differ from these estimates.
Accordingly, the accounting estimates used in the preparation of our audited consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to our audited consolidated financial statements.
On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.
Our significant accounting policies are described in Note 2—Summary of Significant Accounting Policies to Adagio’s consolidated financial statements. These are the policies that we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.
Stock-Based Compensation
We recognize compensation expense for all stock-based awards issued to employees and non-employees based on the estimated grant-date fair value, which is recognized as expense on a straight-line basis over the requisite service period. We have elected to recognize forfeitures as they occur. The fair value of stock options is determined using the Black-Scholes option-pricing model. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions including expected volatility, expected term, risk-free interest rate and expected dividends in addition to our common stock valuation. The assumptions used in calculating the fair value of stock-based awards represent our best estimates and involve inherent uncertainties and the application of our judgment.
All stock-based compensation costs are recorded in cost of products sold, research and development expense or selling, general, and administrative expense in the consolidated statements of operations and comprehensive loss based upon the respective employee’s or non-employee’s roles.
Common Stock Valuations
Due to the absence of a public trading market, we determined the fair value of our common stock by considering numerous objective and subjective factors. The factors considered include, but are not limited to:
(i)	the results of contemporaneous independent third-party valuations of our common stock;
(ii)	the prices, rights, preferences and privileges of our preferred stock relative to those of our common stock;
(iii)	the lack of marketability of our common stock;
(iv)	actual operating and financial results;
(v)	current business conditions and projects; and
(vi)	the likelihood of achieving a liquidity event.

The fair value of our common stock was determined with probability weighted expected return method (“PWERM”), which assessed the probability weighted depending on different scenarios. As of September 30, 2023, the valuation was based on the scenario of (i) the bankruptcy/suboptimal sale scenario reflecting a zero return to common shareholders, with 20% probability, (ii) a consummation of a business combination transaction with a SPAC, with 50% probability, and (iii) a delayed but successful liquidity event per the option pricing method, with 30% probability. As of December 31, 2022, the valuation was based on the scenario of (i) the bankruptcy/suboptimal sale scenario reflecting a zero return to common shareholders, with 20% probability, (ii) a sale by the time the convertible notes mature in which there is sufficient proceeds to provide a return to common shareholders, with 30% probability, and (iii) a delayed but successful liquidity event per the option pricing method, with 50% probability.
As of September 30, 2023, in determining the value under the consummation of a business combination transaction with a SPAC scenario, we utilized the preliminary terms of the letter of intent with such SPAC that (1) the transaction is based on diluted equity value of $80 million and (2) all dilutive instruments are expected to convert or be exercised resulting in 10,255,080 total common shares outstanding. In addition, considering the indicated equity value might change, the per share value was further discounted by a rate equivalent to the $6 million USD corporate BB bond yield (annual compounding) as of the valuation date per S&P Capital IQ.
As of December 31, 2022, in determining the value under the sale prior to the maturity of the convertible notes, the following assumptions were applied, including: (1) the enterprise value at sale is $160.0 million, which is the average of the low and first quartile of the observed guideline company transactions; (2) all the outstanding options are assumed to be exercised; and (3) there is a 75% annualized return assuming new financing is raised in three months after the valuation date.
The valuation under the scenario of a delayed but successful liquidity event per the option pricing method was determined by the fair value per share at a marketable basis applied by a discount for lack marketability (“DLOM”). The fair value per share at a marketable basis was determined using the interval option value allocation approach. The DLOM was determined based on [a/the] Finnerty put option model, marketability factors and restricted stock studies.
The significant unobservable inputs into the valuation model include:
•	the timing of potential events (for example, a consummation of a business combination transaction with a special purpose acquisition company) and their probability of occurring;
•	the selection of guideline public company multiples; and
•	a discount for the lack of marketability of the common stock.
An increase or decrease in any of the unobservable inputs in isolation could result in a material change. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value.
Convertible Notes Valuation
As permitted under ASC 825, Financial Instruments (“ASC 825”), Adagio elected the fair value option to account for the October 2022 Convertible Notes the April 2023 Notes in order to measure those liabilities at amounts that more accurately reflect the current economic environment in which Adagio operates.
Adagio recorded the October 2022 Convertible Notes and the April 2023 Notes at fair value at issuance and subsequently remeasures them to fair value at each reporting period. Changes in fair value are recognized as convertible notes fair value adjustment in the statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the issuance of the October 2022 Convertible Notes and the April 2023 Notes were expensed as incurred (i.e., not recognized as deferred costs). Refer to Note 3—Fair Value Measurements for further detail.
As of September 30, 2023, Adagio calculated the value of the convertible notes based on the equity value from 409(a) valuations, considering the expected payoff of the convertible notes upon different types of events.
Utilizing the PWERM, Adagio assessed the probability that the October 2022 Convertible Notes would be converted to common stock through the result of mandatory prepayment, PIPE Financing, or no PIPE Financing and no Qualified Financing (refer to Note 7—Debt for details), weighted with a probability of 20%, 50% and 30%, respectively, as of September 30, 2023.

Utilizing the PWERM, Adagio assessed the probability that the April 2023 Notes would be converted to common stock as a result of a liquidation transaction, PIPE financing or no PIPE Financing & no Qualified Financing, weighted with a probability of 20%, 50% and 30% as of September 30, 2023. Adagio also implied a credit spread by calibrating the value of the April 2023 Notes at issuance to the par value and then adjusted the calibrated credit spread for seniority difference and the market related movements as appropriate.
Additional assumptions used to estimate the fair value include: (i) the expected timing of the conversion, (ii) the amount subject to equity conversion, the sum of the notes’ principal and unpaid accrued interest, (iii) expected volatility, (iv) risk-free interest rate, and (v) the discount rate, based on the observed option-adjusted spread data of traded bonds rated CCC+, CCC, and CCC-.
As of December 31, 2022, Adagio did not recognize any change in fair value related to the October 2022 Convertible Notes as there were not significant changes to the business, financing scenarios, or market conditions since the date of issuance. The fair value of the October 2022 Convertible Notes was initially measured at the value of the transaction proceeds on October 27, 2022, as the convertible notes were issued in an arms-length transaction.
Warrants
Adagio accounts for certain common stock warrants outstanding as warrant liabilities at fair value, determined using the Black-Scholes option pricing model based on the common stock value from 409(a) valuation. The assumption used to estimate the fair value include: (i) expected volatility, (ii) risk-free interest rate, (iii) expected dividend yield, and (iv) expected term.
The liability is subject to re-measurement at each reporting period and any change in fair value is recognized in the condensed consolidated statements of operations and comprehensive loss. See Note 8—Warrants for additional information related to the warrants.
Term Loan
Adagio accounts for the term loan at residual value on the date of issuance. The expected life of the term loan is the contractual term ending on the maturity date. Adagio classifies the term loan as current liabilities within twelve months of the maturity date or when otherwise due. Interest expense is recognized in the condensed consolidated statements of operations and comprehensive loss over the contractual term of the loan. See Note 7—Debt for additional information related to the term loan.
Convertible Preferred Stock
We record convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside our control, including a deemed liquidation event, holders of the convertible preferred stock can cause redemption for cash. As the preferred stock is considered to be contingently redeemable, the preferred stock has been classified outside of permanent equity. The preferred stock will be accreted to its redemption value if the deemed liquidation events are considered probable of occurring.
Emerging Growth Company Status
We are an emerging growth company (“EGC”), as defined in the JOBS Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public

Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. We will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the closing of this offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three-years.
Qualitative and Quantitative Disclosures About Market Risk
We have operations primarily within the United States and we are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.
Our revenue generated in Europe, as well as costs and expenses denominated in Euro, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. We are exposed to foreign currency risks related to our revenue and operating expenses, along with certain intercompany transactions, denominated in Euro. Accordingly, changes in exchange rates may negatively affect our future revenue and other operating results as expressed in U.S. dollars. We do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition.
Recent Accounting Pronouncements
See Note 2—Summary of Significant Accounting Policies in Adagio’s consolidated financial statements for a description of recent accounting pronouncements applicable to our financial statements.

ADAGIO EXECUTIVE COMPENSATION
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to the “Adagio,” “we,” “us” or “our” refer to Adagio prior to the consummation of the Business Combination and to New Adagio and its consolidated subsidiaries following the Business Combination.
To achieve Adagio’s goals, Adagio has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving these goals.
Adagio believes its compensation program should promote the success of the company and align executive incentives with the long-term interests of its stockholders. As Adagio’s needs evolve, Adagio intends to continue to evaluate its philosophy and compensation programs as circumstances require.
This section provides an overview of Adagio’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.
We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation, for our last completed fiscal year. Further, our reporting obligations extend only to “named executive officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers. For the year ended December 31, 2023, Adagio had three named executive officers, (i) Olav Bergheim, President and Chief Executive Officer, (ii) Hakon Bergheim, Chief Operating Officer, and (iii) John Dahldorf, Chief Financial Officer.
Summary Compensation Table for the Fiscal Year Ended December 31, 2023
The following table shows the compensation earned by Adagio’s named executive officers for the fiscal year ended December 31, 2023.
Name and principal position	Year	Salary ($)	Bonus ($)(2)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Olav Bergheim President and Chief Executive Officer	2023	—	88,736	—	—	—	88,736
Hakon Bergheim Chief Operating Officer	2023	318,486(3)	79,629	—	—	—	398,115
John Dahldorf Chief Financial Officer	2023	283,333	122,003	309,700	—	—	715,036
(1)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2023, computed in accordance with FASB ASC 718. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)
As bonus payments for the 2023 performance year under the 2023 Bonus Program (described below) have not yet been determined nor paid as of yet, the bonus figures in the Summary Compensation Table have been conservatively calculated assuming performance levels equal to 80% of target. It is anticipated that bonus amounts will be determined in the [first quarter of 2024], at which time the Adagio will disclose the amounts of such bonuses.

(3)	This value includes a retroactive correction for a pay error in 2022. As of March 16, 2023, Hakon Bergheim’s base salary was $308,210.
Bonus
On April 28, 2023, the board of directors of Adagio (the “Adagio Board”) approved Adagio’s annual bonus program for certain senior executives of Adagio, including the applicable target bonus percentages (the “2023 Bonus Program”). Bonuses payable under the 2023 Bonus Program are entirely discretionary, based on the achievement and satisfaction of certain specified performance metrics, and Adagio is under no obligation to pay them to any of its employees, regardless of performance. Bonuses under the 2023 Bonus Program are intended to be paid in the year following the year of performance. Actual performance levels for 2023 have not yet been determined nor approved by the Adagio Board, but payouts included herein are conservatively estimated to be at 80% of target.

Outstanding Equity Awards at Fiscal Year-End December 31, 2023
The following table sets forth certain information regarding equity awards granted to Adagio’s named executive officers that remain outstanding as of December 31, 2023:
	Option Awards(1)					Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($) (2)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)
Olav Bergheim	February 25, 2021	200,417	59,583(3)	7.74	February 24, 2031	—	—
Hakon Bergheim	December 12, 2018	6,000	0	1.63	December 12, 2028	—	—
	February 1, 2020	11,500	500(4)	2.02	February 1, 2030	—	—
	February 25, 2021	21,250	8,750(4)	7.74	February 25, 2031	—	—
	June 2, 2022	3,750	6,250(5)	7.97	June 2, 2032	—	—
John Dahldorf	April 28, 2023	0	75,555(5)	3.80	April 28, 2033	—	—
	April 28, 2023	0	5,945(5)	3.80	April 28, 2033	—	—
(1)
All outstanding stock option awards granted prior to June 2, 2022 were granted under and subject to the Adagio 2012 Stock Plan and all outstanding stock option awards granted on or after June 2, 2022 were granted under and subject to the Adagio 2022 Stock Plan, each described below under “—Adagio Stock Plans.”

(2)
The stock option awards were granted with a per share exercise price equal to the fair market value of one share of Adagio Common Stock on the date of grant, as determined in good faith by Adagio Board.

(3)
1/48th of the shares subject to this option vest on each monthly anniversary of the grant date, subject to Olav Bergheim continuing to be a service provider to Adagio through each such date. The unvested portion of the stock option award will be forfeited in connection with the consummation of the Business Combination.

(4)
25% of the shares subject to this option vested on the first annual anniversary of the grant date and 1/36 of the remaining number of shares subject to the option vest on each monthly anniversary thereafter, subject to Hakon Bergheim continuing to be a service provider to Adagio through each such date. The unvested portion of the stock option award will be forfeited in connection with the consummation of the Business Combination.

(5)
25% of the shares subject to this option vest on the first annual anniversary of the grant date and 1/36 of the remaining number of shares subject to the option vest on each monthly anniversary thereafter, subject to the option holder continuing to be a service provider to Adagio through each such date. The unvested portion of the stock option award will become vested on the consummation of the Business Combination.

Employment Arrangements with Named Executive Officers
John Dahldorf received an offer letter, dated April 18, 2023, from Adagio with respect to the position of Chief Financial Officer of Adagio starting on May 1, 2023 (the “Dahldorf Offer Letter”). The Dahldorf Offer Letter provides a base salary of $425,000, eligibility to earn a discretionary annual bonus of up to 50% of annual base salary, four weeks of vacation and reimbursement for reasonable expenses incurred in connection with the performance of his duties. The Dahldorf Offer Letter also states that it will be recommended to the Adagio Board that an option to purchase shares of Adagio Common Stock will be granted to John Dahldorf with an exercise price equal to the fair market value of the Adagio Common Stock as of the date of grant, and the option will vest in accordance with Adagio’s stock option plan. This grant was approved by the Adagio Board and the option to purchase shares of Adagio was granted to Mr. Dahldorf on April 28, 2023.
Equity Based Incentive Awards
Adagio’s equity-based incentive awards are designed to align the interests of Adagio and Adagio’s stockholders with those of Adagio’s employees and consultants, including Adagio’s named executive officers. The Adagio Board is responsible for approving equity grants to Adagio’s employees and consultants, including Adagio’s named executive officers. In 2023, stock option awards were the only form of equity awards Adagio granted to its named executive officers. Adagio has granted stock option awards under its 2012 Stock Plan and its 2022 Stock Plan, as described below under “—Adagio Stock Plans.”
All options are granted with an exercise price per share that is no less than the fair market value of a share of Adagio Common Stock on the date of grant of such award. Adagio’s stock option awards generally vest over a four-year period and option awards granted under the 2022 Stock Plan are subject to acceleration of vesting and exercisability upon a change in control of Adagio, which is expected to include the Business Combination. See “—Outstanding Equity Awards at Fiscal Year-End.”
Recent Grants
No equity-based incentive awards have been granted since January 1, 2024.
Potential Payments Upon Termination or Change of Control
Regardless of the manner in which a named executive officer’s service to Adagio terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including any unpaid salary and unused vacation, as applicable (collectively, the “Accrued Amounts”).
Hakon Bergheim and John Dahldorf hold stock options granted subject to the general terms of the 2022 Stock Plan, which accelerate vesting on a change in control and are expected to accelerate as a result of the consummation of the Business Combination, as described above in “—Outstanding Equity Awards at Fiscal Year-End.”
Other than the Accrued Amounts, none of the named executive officers are entitled to any additional payments or benefits following their termination of employment.
Benefits and Perquisites
Adagio provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance, life insurance, accidental death and dismemberment insurance, short-and long-term disability insurance, a flexible spending account, and a tax-qualified Section 401(k) plan for which no match is provided by Adagio. Adagio does not maintain any executive-specific benefit or perquisite programs.
Retirement Benefits
Adagio maintains a 401(k) retirement savings plan, for the benefit of employees, including its named executive officers, who satisfy certain eligibility requirements. The 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (“Roth”) basis, through contributions to the 401(k) plan. All of a participant’s contributions into the 401(k) plan are 100% vested when contributed. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. Adagio does not provide a match for participants’ elective contributions to the 401(k) plan, nor does Adagio provide to employees, including its named executive officers, any other retirement benefits, including without limitation any tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.
Adagio Stock Plans
Adagio maintains the 2012 Stock Plan and the 2022 Stock Plan, which permit the granting of incentive stock options, nonstatutory stock options and stock purchase rights to employees and other service providers of Adagio or any parent, subsidiary or affiliate of Adagio. No awards were granted under the 2012 Stock Plan after the adoption of the 2022 Stock Plan. However, the 2012 Stock Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2012 Stock Plan.
It is expected that as of the consummation of the Business Combination, the 2012 Stock Plan, the 2022 Stock Plan and all outstanding awards under such plans will be automatically terminated and Adagio will not grant any additional awards under the 2012 Stock Plan or 2022 Stock Plan thereafter. Any underwater options will be terminated in connection with the Business Combination for no consideration, and any in-the-money options granted under the 2022 Stock Plan will accelerate and vest per the terms of the 2022 Stock Plan and the award agreements thereunder, and any unexercised options shall be converted into options to purchase of New Adagio Common Stock.
As of December 31, 2023, stock options covering an aggregate of 747,001 shares of Adagio Common Stock were outstanding under the 2012 and 2022 Stock Plans.
Interests of Adagio Directors and Executive Officers in the Business Combination
Adagio’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of ARYA shareholders generally. These interests include, among other things, the following:
•
the fact that certain of Adagio’s directors are expected to become directors of New Adagio upon the Closing and will receive compensation under the New Adagio director compensation policy described in the section entitled “Management of New Adagio Following the Business Combination–Director Compensation”;

•
the fact that Adagio’s executive officers are expected to become executive officers of New Adagio upon the Closing, serving in the same position they are currently serving with Adagio[, and are expected to enter into confirmatory employment letters and change in control and severance agreements in connection with the Business Combination], in each case on substantially the terms described in the sections entitled “Management of New Adagio Following the Business Combination—Executive Compensation”;

•
the substantial number of shares of New Adagio to be issued to Adagio’s directors, executive officers and/or their affiliated entities, as set forth in the section entitled “Beneficial Ownership of Securities,” in addition to the outstanding equity awards held by certain directors and executive officers of Adagio, as set forth in the sections entitled “–Adagio Executive Compensation” and “–New Adagio Director Compensation,” which will be assumed by New Adagio in connection with the Closing;

•
the fact that the Investor Rights Agreement will be entered into by certain of Adagio’s executive officers or their affiliated entities, as set forth in the section entitled “Certain Relationships and Related Person Transactions”; and

•
the continued indemnification of Adagio’s directors and officers, as set forth in the section entitled “Certain Relationships and Related Person Transactions,” and the continuation of Adagio’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”).

NEW ADAGIO DIRECTOR COMPENSATION
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to the “Adagio,” “we,” “us” or “our” refer to Adagio prior to the consummation of the Business Combination and to New Adagio and its consolidated subsidiaries following the Business Combination.
Adagio currently has no formal policy under which directors receive compensation for their service on the Adagio Board or its committees. Adagio’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors, and Adagio occasionally grants stock options to directors.
Director Compensation Table
The table below summarizes the compensation of each person serving as an Adagio director for the year ended December 31, 2023.
Name	Fees earned or paid in cash ($)	Option awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
James Cox, MD	—	—	—	78,000(1)	78,000
Tuan Huynh	—	—	—	—	—
Zach Scheiner, PhD	—	—	—	—	—
Michael Zhao(2)	—	—	—	—	—
Olav Bergheim(3)	—	—	—	—	—
Hakon Bergheim(4)	—	—	—	—	—
(1)	Represents fees paid to James Cox, MD for consulting services.
(2)	Resigned on September 4, 2023.
(3)	Compensation received for services performed as President and Chief Executive Officer are described under “—Summary Compensation Table for the Fiscal Year Ended December 31, 2023.”
(4)
Elected to the Adagio Board on November 28, 2023. Compensation received for services performed as Chief Operating Officer are described under “—Summary Compensation Table for the Fiscal Year Ended December 31, 2023.”

Recent Stock Option Grants
No stock option grants have been made to directors since January 1, 2024.
Director Compensation Policy
The New Adagio Board expects to review director compensation periodically to ensure that director compensation remains competitive such that New Adagio is able to recruit and retain qualified directors.

MANAGEMENT OF NEW ADAGIO FOLLOWING THE BUSINESS COMBINATION
Name	Age	Position
Executive Officers
Olav Bergheim	73	Chief Executive Officer
John Dahldorf	67	Chief Financial Officer
[Hakon Bergheim]	41	Chief Operating Officer
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
Non-Employee Directors
[•](2)	[•]	Director
[•](1)	[•]	Director
[•](1)(3)	[•]	Director
[•](2)	[•]	Director
(1)	Expected to be a member of the audit committee, effective upon the Closing.
(2)	Expected to be a member of the compensation committee, effective upon the Closing.
(3)	Expected to be a member of the nominating and corporate governance committee, effective upon the Closing.
Executive Officers
Olav Bergheim, 73, has served as the [Chairman of the Board and Chief Executive Officer of Adagio since January 2011. Mr. Bergheim will serve as the Chief Executive Officer and [Chairman of the Board of Directors of New Adagio]. Mr. Bergheim is the Founder and Managing Director of Fjord Ventures LLC (“Fjord Ventures”), a life science accelerator company which contains several companies in its portfolio including Adagio, each of which was founded by Mr. Bergheim. Prior to starting Fjord Ventures, Mr. Bergheim was the General Partner of Domain Associates from 1995 to 2005, where he created Creation Initiative, which led the formation of several companies including Chimeric Therapies, Inc., VenPro, 3F Therapeutics, Inc. (acquired by Medtronic), Orqis Medical Corporation, Vessix Vascular, Inc. (acquired by Boston Scientific), Volcano Therapeutics, Inc. (acquired by Phillips), and Glaukos Corporation (Nasdaq: GKOS). In addition, since June 2006, Mr. Bergheim has served as Chairman of the Board of Directors and as a member of the compensation committee of Sonedo, Inc., a dental technology company that he co-founded, Mr. Bergheim holds a Bachelor of Science and a Master of Science degree in pharmacy from the University of Oslo, Norway, and completed the Executive Master of Business Administration program at the University of Virginia’s Darden School of Business. We believe Mr. Bergheim is qualified to serve as a director of New Adagio due to his business and leadership experience and deep knowledge of Adagio as its founder.
John Dahldorf, 67, has served as the Chief Financial Officer of Adagio since May 2023. Mr. Dahldorf will serve as the Chief Financial Officer and [as a director of New Adagio]. Prior to Adagio, from October 2017 to March 2023, Mr. Dahldorf served as Chief Financial Officer of SCN BestCo, a nutraceutical company that develops and manufactures pharmaceutical dosage forms for the OTC marketplace, where he oversaw all aspects of finance and information technology functions. In addition, since December 2021, Mr. Dahldorf has served as a Director, Chairperson of the audit committee and member of the compensation committees of Hyperfine Inc., a medical technology company. Mr. Dahldorf holds a Master of Business Administration and a Bachelor of Business degree in finance from Western Illinois University. We believe Mr. Dahldorf is qualified to serve as a director of New Adagio due to his financial and leadership experience in the healthcare industry and deep knowledge of Adagio as its Chief Financial Officer.
Hakon Bergheim, 41, joined Adagio in September 2012 and has served as the Chief Operating Officer since January 2018. Mr. Bergheim will serve as the Chief Operating Officer of New Adagio. Mr. Bergheim oversaw the development of every function within Adagio. Prior to Adagio, Mr. Bergheim was employed at Edwards Lifesciences in both Quality and Manufacturing from 2007 to 2010. Mr. Bergheim holds a Bachelor of Science degree in Chemical Engineering from the University of California Irvine and a Master of Business Administration degree from the University of Southern California. We believe Mr. Bergheim is qualified to serve as a director of New Adagio due to his deep knowledge of Adagio and his involvement in every aspect of the growth of Adagio.

Non-Employee Directors
[To come.]
Family Relationships
Olav Bergheim, the Chief Executive Officer and [Chairman of the Board of Directors of New Adagio], is father to Hakon Bergheim, the Chief Operating Officer of New Adagio. There are otherwise no family relationships among any of the expected directors and executive officers of New Adagio.
Composition of the Board of Directors Following the Business Combination
In accordance with the terms of the Proposed Certificate of Incorporation and Proposed Bylaws, the New Adagio Board will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a 3-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year [•] for Class I directors, [•] for Class II directors and [•] for Class III directors. [•] will be Class I directors, [•] will be Class II directors and [•] will be Class III directors.
Director Independence
Under the Nasdaq listing standards, a majority of the members of the New Adagio Board must qualify as “independent,” as affirmatively determined by the New Adagio Board. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. It is anticipated that each individual expected to serve on the New Adagio Board upon consummation of the Business Combination other than [•] will qualify as an independent director under Nasdaq listing standards.
Role of the New Adagio Board of Directors in Risk Oversight
Upon the Closing, one of the key functions of the New Adagio Board will be informed oversight of the risk management process. The New Adagio Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Adagio Board as a whole, as well as through various standing committees of the New Adagio Board that address risks inherent in their respective areas of oversight. In particular, the New Adagio Board will be responsible for monitoring and assessing strategic risk exposure and the New Adagio audit committee will have the responsibility to consider and discuss major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The New Adagio compensation committee will be responsible for overseeing the management of risks relating to executive compensation plans and arrangements. The compensation committee will also assess and monitor whether compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Committees of the Board of Directors
Following the consummation of the Business Combination, it is anticipated that the New Adagio Board will have three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee.
Audit Committee
Upon consummation of the Business Combination, it is anticipated that the members of the New Adagio audit committee will be [•], and [•] is expected to serve as the chairperson of the audit committee. Under the Nasdaq listing rules and applicable SEC rules, we are required to have at least three members of the audit committee. The rules of the Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be composed solely of independent directors for audit committee purposes, and it is anticipated that each member will qualify as an independent director for audit committee purposes under applicable rules. Each of [•] is financially literate and it is anticipated that each of [•] will qualify as an “audit committee financial expert” as defined in applicable SEC rules.

Following the consummation of the Business Combination, the audit committee will, among other things:
•	select, retain, compensate, evaluate, oversee and, where appropriate, terminate New Adagio’s independent registered public accounting firm;
•	review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent registered public accounting firm;
•	evaluate the independence and qualifications of New Adagio’s independent registered public accounting firm;
•	review the New Adagio financial statements, and discuss with management and New Adagio’s independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•
review and discuss with management and New Adagio’s independent registered public accounting firm the quality and adequacy of New Adagio’s internal controls and New Adagio’s disclosure controls and procedures;

•	discuss with management New Adagio’s procedures regarding the presentation of New Adagio’s financial information, and review earnings press releases and guidance;
•	oversee the design, implementation and performance of New Adagio’s internal audit function, if any;
•	set hiring policies with regard to the hiring of employees and former employees of New Adagio’s independent registered public accounting firm and oversee compliance with such policies;
•	review, approve and monitor related party transactions;
•	review and monitor compliance with New Adagio’s Code of Business Conduct and Ethics and consider questions of actual or possible conflicts of interest of New Adagio’s directors and officers;
•
adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by New Adagio’s employees of concerns regarding questionable accounting or auditing matters;

•	review and discuss with management and New Adagio’s independent registered public accounting firm the adequacy and effectiveness of New Adagio’s legal, regulatory and ethical compliance programs; and
•	review and discuss with management and New Adagio’s independent registered public accounting firm New Adagio’s guidelines and policies to identify, monitor and address enterprise risks.
The New Adagio audit committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Compensation Committee
Upon consummation of the Business Combination, the New Adagio compensation committee will consist of at least three members of the New Adagio Board, all of which will be independent directors. The members of the compensation committee are expected to be [•], and [•] is expected to serve as the chairperson of the compensation committee.
Following consummation of the Business Combination, the New Adagio compensation committee will, among other things:
•	review and approve or recommend to the New Adagio Board for approval the compensation for the New Adagio executive officers, including the New Adagio chief executive officer;
•	review, approve and administer the New Adagio employee benefit and equity incentive plans;
•	advise the New Adagio Board on stockholder proposals related to executive compensation matters;
•	establish and review the compensation plans and programs of New Adagio’s employees, and ensure that they are consistent with New Adagio’s general compensation strategy;
•	oversee the management of risks relating to executive compensation plans and arrangements;
•	monitor compliance with any stock ownership guidelines;
•	approve the creation or revision of any clawback policy;

•	review and approve or recommend to the New Adagio Board for approval non-employee director compensation; and
•	review executive compensation disclosure in New Adagio’s SEC filings and prepare the compensation committee report required to be included in New Adagio’s annual proxy statement.
The New Adagio compensation committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Nominating and Corporate Governance Committee
Upon consummation of the Business Combination, the New Adagio nominating and corporate governance committee will consist of at least two members of the New Adagio Board, all of which will be independent directors. The members of the nominating and corporate governance committee are expected to be [•], and [•] is expected to serve as the chairperson of the nominating and corporate governance committee.
Following consummation of the Business Combination, the New Adagio nominating and corporate governance committee will, among other things:
•	review, assess and make recommendations to the New Adagio Board regarding desired qualifications, expertise and characteristics sought of board members;
•	identify, evaluate, select or make recommendations to the New Adagio Board regarding nominees for election to the New Adagio Board;
•	develop policies and procedures for considering stockholder nominees for election to the New Adagio Board;
•	review New Adagio’s succession planning process for the New Adagio chief executive officer and any other members of the New Adagio executive management team;
•	review and make recommendations to the New Adagio Board regarding the composition, organization and governance the New Adagio Board and its committees;
•	review and make recommendations to the New Adagio Board regarding the New Adagio corporate governance guidelines and corporate governance framework;
•	oversee director orientation for new directors and continuing education for the New Adagio directors;
•	oversee New Adagio’s Environmental, Social and Governance (“ESG”) programs and related disclosures and communications;
•	oversee the evaluation of the performance of the New Adagio Board and its committees; and
•	administer policies and procedures for communications with the non-management members of the New Adagio Board.
The New Adagio nominating and corporate governance committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Director Compensation
The New Adagio Board or the New Adagio compensation committee will determine the annual compensation to be paid to the members of the New Adagio Board following the completion of the Business Combination.
Executive Compensation
Following the Closing, New Adagio intends to develop an executive compensation program that is designed to align compensation with New Adagio’s business objectives and the creation of stockholder value, while enabling New Adagio to attract, motivate and retain individuals who contribute to the long-term success of New Adagio.
Decisions on the executive compensation program will be made by the New Adagio compensation committee of the New Adagio Board.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to ARYA regarding the beneficial ownership of ARYA Shares as of [•], 2024 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), ownership of shares of New Adagio Common Stock by the persons set forth below, assuming (i) no Public Shares are redeemed and (ii) 100% of the Public Shares are redeemed, by:
•
each person known by ARYA to be the beneficial owner of more than 5% (i) of the issued and outstanding ARYA Shares on the date hereof (pre-Business Combination), or (ii) of shares of New Adagio issued and outstanding after the consummation of the Business Combination (post-Business Combination);

•	each of ARYA’s current executive officers and directors;
•	each person who will (or is expected to) become an executive officer or director of New Adagio upon consummation of the Business Combination;
•	all executive officers and directors of ARYA as a group prior to the consummation of the Business Combination; and
•	all executive officers and directors of New Adagio as a group after consummation of the Business Combination.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.
The beneficial ownership of ARYA Shares pre-Business Combination is based on 7,927,331 ARYA Shares (of which 3,737,500 are Class B ordinary shares held by the initial shareholders) issued and outstanding as of [•], 2024, i.e. the Record Date.
The expected beneficial ownership of New Adagio Common Stock immediately following consummation of the Business Combination and PIPE Financing, assuming (i) none of the Public Shares are redeemed, is based on an aggregate of [•] shares of New Adagio Common Stock issued and outstanding, and (ii) assuming 100% of the Public Shares have been redeemed, is based on an aggregate of [•] shares of New Adagio Common Stock issued and outstanding. All such redemption scenarios assume (A) [•] shares of New Adagio Common Stock will be issued in the PIPE Financing based on (i) an effective open market purchase price by certain PIPE Investors of $[•] (which reflects the closing price of the Class A ordinary shares on Nasdaq on [•], 2024), (ii) a redemption value at Closing of the Class A ordinary shares of $[•] (based on the aggregate amount on deposit in the Trust Account of approximately $[•] as of [•], 2024), and (iii) the contribution to ListCo in exchange for shares of New Adagio Common Stock of [4] additional months of accrued and unpaid interest on the Bridge Financing Notes between signing of the Business Combination Agreement and the Closing, (B) that, prior to the consummation of the Business Combination, there are no other issuances of equity interests of ARYA or Adagio which will be converted into rights to receive New Adagio Common Stock, except for (i) the issuance of [•] shares of New Adagio Common Stock pursuant to the termination or “net” exercise of each warrant of Adagio, (ii) the issuance of [•] shares of New Adagio Common Stock upon the conversion of all issued and outstanding Adagio Convertible Notes, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 4 months after execution of the Business Combination Agreement, (iii) the issuance of [•] shares of New Adagio Common Stock upon the conversion of each share of Adagio Preferred Stock, and (iv) the issuance [•] shares of New Adagio Common Stock upon conversion of all issued and outstanding shares of Adagio Common Stock, (C) no exercise of the New Adagio options, for which the cancelled Vested Adagio Options with an aggregate adjusted equity value that exceeded the aggregate exercise price of such Adagio Option have been exchanged, (D) none of the 1,147,500 shares of New Adagio Common Stock, which are subject to Share Trigger Price Vesting are issued and outstanding, (E) none of the shares of New Adagio Common Stock issuable under the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, or

the ESPP are issued and outstanding, (F) none of the shares of New Adagio Common Stock that may be issued upon the exercise or conversion, as applicable, of the PIPE Warrants, the Convert Warrants or the New Adagio Convertible Notes are issued and outstanding, and (G) [•] shares of New Adagio Common Stock are issued to the Sponsor in connection with the Sponsor’s contribution of the ARYA Convertible Promissory Notes.
Shares of New Adagio Common Stock that may be acquired by an individual or group within 60 days of the day hereof pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.
The expected beneficial ownership of shares of New Adagio Common Stock post-Business Combination is provided for illustrative purposes only, as actual outcomes may prove different from the assumptions made above. In particular, the actual number of Public Shareholders who will exercise their redemption rights is uncertain.
			After Consummation of the Business Combination
	Prior to the Business Combination(1)		Assuming No Redemption(2)		Assuming Maximum Redemption(3)
Name and Address of Beneficial Owners	Number of Shares	%	Number of Shares	%	Number of Shares	%
Directors and Executive Officers Prior to the Business Combination(4)
Joseph Edelman(5)	—	—	[•](14)	[•]	[•](14)	[•]
Adam Stone(6)	4,146,500(7)	52.3	1,998,000(13)	[•]	1,998,000(13)	[•]
Michael Altman(6)	4,146,500(7)	52.3	1,998,000(13)	[•]	1,998,000(13)	[•]
Konstantin Poukalov(5)	—	—	—	—	—	—
Michael Henderson(5)	30,000(8)	*	30,000	*	30,000	*
Todd Wider(5)	30,000(8)	*	30,000	*	30,000	*
Leslie Trigg(5)	30,000(8)	*	30,000	*	30,000	*
All directors and executive officers as a group (seven individuals)	4,236,500	53.4	[•]	[•]	[•]	[•]
Five Percent Holders of ARYA Prior to the Business Combination(4)
ARYA Sciences Holdings IV(6)	4,146,500(7)	52.3	1,998,000(13)	[•]	1,998,000(13)	[•]
Glazer Capital, LLC(9)	500,000	6.3	500,000	[•]	—	—
Radcliffe Capital Management, L.P.(10)	221,613	2.8	221,613	[•]	—	—
Directors and Executive Officers of New Adagio After Consummation of the Business Combination
Olav Bergheim	—	—	[•]	[•]	[•]	[•]
Hakon Bergheim	—	—	[•]	[•]	[•]	[•]
John Dahldorf	—	—	[•]	[•]	[•]	[•]
All directors and executive officers as a group ([•] individuals)	—	—	[•]	[•]	[•]	[•]
Five Percent Holders of New Adagio After Consummation of the Business Combination
Perceptive Life Sciences Master Fund, Ltd.(12)	—	—	[•](12)	[•]	[•](12)	[•]
ARYA Sciences Holdings IV(6)	4,146,500(7)	52.3	[1,998,000](11)	[9.00]	[1,998,000](11)	[10.8]
[•]
*	Less than one percent.
(1)	The pre-Business Combination percentage of beneficial ownership in the table below is calculated based on 7,927,331 ARYA Shares outstanding as of the date hereof.
(2)
The post-Business Combination percentage of beneficial ownership is calculated based on [•] shares of New Adagio Common Stock outstanding. Such amount assumes that no Public Shareholders have redeemed their Public Shares.

(3)
The post-Business Combination percentage of beneficial ownership is calculated based on [•] shares of New Adagio Common Stock outstanding. Such amount assumes that 100% of Public Shares have been redeemed.

(4)	Unless otherwise noted, the business address of each of the following individuals is 51 Astor Place, 10th Floor, New York, NY 10003.
(5)	Does not include any shares indirectly owned by this individual as a result of his membership interest in our Sponsor.
(6)
The Sponsor is governed by a board of directors consisting of two directors, Adam Stone and Michael Altman. As such, Messrs. Stone and Altman have voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the ARYA Shares held directly by the Sponsor.

(7)	Interests shown consist of 499,000 Private Placement Shares and 3,647,500 Class B ordinary shares.
(8)	Interests shown consist of Class B ordinary shares.
(9)
Includes Class A ordinary shares beneficially held by certain funds and managed accounts to which Glazer Capital, LLC (“Glazer Capital”) serves as investment manager as reported on the Schedule 13G filed jointly on March 10, 2023 by Glazer Capital and Paul J. Glazer. Paul J. Glazer serves as the Managing Member of Glazer Capital. The business address of Glazer Capital, LLC and Paul J. Glazer is 250 West 55th Street, Suite 30A, New York, New York 10019.

(10)
Includes Class A ordinary shares beneficially held by entities and individuals affiliated with Radcliffe Capital Management L.P., based on the Schedule 13G filed jointly on March 8, 2023. The business address of Radcliffe Capital Management L.P. is 50 Monument Road, Suite 300, Bala Cynwyd, Pennsylvania 19004.

(11)
Does not include the 1,147,500 shares of New Adagio Common Stock which are subject to Share Trigger Price Vesting and may be issued to the Sponsor in the future. Includes 499,000 shares of New Adagio Common Stock issuable with respect to the 499,000 Private Placement Shares that were cancelled and reissued in connection with the Business Combination. Includes 1,499,000 shares of New Adagio Common Stock issuable to the Sponsor with respect to its pre-Business Combination ownership of Class B ordinary shares and reflects the distribution of the 1,000,000 Incentive Shares to the PIPE Investors, including the Perceptive PIPE Investor, in connection with the Business Combination. Assumes issuance of [•] shares of New Adagio Common Stock to the Sponsor in connection with the Sponsor’s contribution of the ARYA Convertible Promissory Notes.

(12)
Includes [•] shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor in connection with the PIPE Financing, including the contribution of the Bridge Financing Notes, and [•] shares of New Adagio Common Stock that will be issued to the Perceptive PIPE Investor upon conversion of its pre-Business Combination shares held in Adagio. Does not assume any exercise or conversion, as applicable, of the PIPE Warrants, Convert Warrants or New Adagio Convertible Notes that may be issued to the Perceptive PIPE Investor in connection with the Business Combination and following the Business Combination. Perceptive Advisors LLC (the “Advisor”) serves as the investment manager of the Perceptive PIPE Investor. Joseph Edelman is the managing member of the Advisor. Each of Mr. Edelman and the Advisor disclaims, for purposes of Section 16 of the Exchange Act, beneficial ownership of such securities, except to the extent of his/its indirect pecuniary interest therein, and this report shall not be deemed an admission that either Mr. Edelman or the Advisor is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
In addition to the transactions described below, please see the compensation agreements and other arrangements described in this proxy statement/prospectus under the sections titled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Business of ARYA and Certain Information About ARYA—Executive Compensation and Director Compensation and Other Interests,” “Adagio Executive Compensation,” and “New Adagio Director Compensation.”
Certain Relationships and Related Person Transactions—ARYA
Class B Ordinary Shares
On January 4, 2021, the Sponsor paid $25,000 to cover for certain expenses on behalf of ARYA in exchange for issuance of 3,737,500 Class B ordinary shares. In February 2021, the Sponsor transferred an aggregate of 90,000 Class B ordinary shares to three of ARYA’s independent directors. The Sponsor agreed to forfeit up to 487,500 Class B ordinary shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Class B ordinary shares would represent 20.0% of the issued and outstanding ARYA Shares (excluding the Private Placement Shares) after the initial public offering. The underwriters fully exercised the over-allotment option on March 2, 2021; thus, these 487,500 Class B ordinary shares were no longer subject to forfeiture.
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Class B ordinary shares until the earlier to occur of: (A) one year after the completion of the initial business combination and (B) subsequent to the initial business combination, (x) if the closing price of ARYA’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which ARYA completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ARYA Shares for cash, securities or other property. Such transfer restrictions will be amended pursuant to the Investor Rights Agreement, which provides that, subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. For more information on the Class B ordinary shares that will be forfeited and reissued as Incentive Shares in connection with the PIPE Financing, the 1,147,500 shares of New Adagio Common Stock that will be issued with respect to Class B ordinary shares and will subject to Share Trigger Price Vesting, the changes to the SPAC Sponsor Letter Agreement, and the termination of the Registration and Shareholder Rights Agreement in connection with the Business Combination, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” and “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Investor Rights Agreement.”
Private Placement Shares
Simultaneously with the closing of the initial public offering, ARYA consummated a private placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million. Certain proceeds from the Private Placement Shares have been added to the proceeds from the initial public offering held in the Trust Account.
The Sponsor and ARYA’s officers and directors agreed pursuant to the SPAC Sponsor Letter Agreement, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial business combination. The Private Placement Shares benefit from registration rights under the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. For more information, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” and “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Investor Rights Agreement.”
Related Party Loans
On March 2, 2021, the Sponsor agreed to loan ARYA an aggregate of up to $300,000 to cover for expenses related to the initial public offering pursuant to the Note and reclassify the outstanding amount due to related party as borrowing under the Note. This loan was non-interest bearing and payable upon the completion of the initial public offering. ARYA borrowed approximately $161,000 under the Note and fully repaid the Note upon closing of the initial public offering. Subsequent to the repayment, the loan facility was no longer available to ARYA.
In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of ARYA’s officers and directors may, but are not obligated to, provide Working Capital Loans to ARYA. If ARYA completes a business combination, ARYA may repay the Working Capital Loans out of the proceeds of the Trust Account released to ARYA. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, ARYA may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon the consummation of a business combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post-business combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares.
On November 7, 2022, ARYA issued the First Convertible Promissory Note to the Sponsor, pursuant to which ARYA borrowed $120,000 from the Sponsor for general corporate purposes. Such loan may, at the Sponsor’s discretion, be converted into Working Capital Shares at a conversion price equal to $10.00 per Working Capital Share. The amounts drawn on the First Convertible Promissory Note will not bear any interest and will be repayable by ARYA or, if not converted or repaid on the effective date of a business combination involving ARYA and one or more businesses. The maturity date of the total principal amount of the First Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the First Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the First Convertible Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issued and issuable to the Sponsor and the Perceptive PIPE Investor in connection with the closing of the Business Combination. As of September 30, 2023 and December 31, 2022, there was $120,000 and $120,000, respectively, of borrowings outstanding under the First Convertible Promissory Note.
On February 28, 2023, ARYA issued the Second Convertible Promissory Note to the Sponsor in connection with the Extension Amendment Proposal, pursuant to which ARYA may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that ARYA is required to make pursuant to the Existing Governing Documents and following the request of the Sponsor in connection with an optional monthly extension of the time period during which ARYA may consummate a business combination. On February 13, 2024, ARYA and the Sponsor entered into an amendment to the Second Convertible Promissory Note, pursuant to which up to the total principal amount of the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares. The Second Convertible Promissory Note will not bear any interest and will be repayable by ARYA to the Sponsor to the extent ARYA has funds available outside of the Trust Account and if not converted or repaid on the effective date of a business combination. The maturity date of the total principal amount of the Second Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the Second Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Second Convertible Promissory Note, which shall also constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the Second Convertible Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issuable to the Sponsor, the Perceptive PIPE Investor and certain Adagio stockholders in connection with the Closing of the Business Combination. As of September 30, 2023 and December 31, 2022, $1,585,000 and $0, respectively, was drawn under the Second Convertible Promissory Note.
On September 27, 2023, ARYA entered into the Third Promissory Note with the Sponsor, pursuant to which ARYA may borrow up to $900,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Trust Account in connection with the monthly extensions of the time period during which ARYA may consummate a business combination in accordance with the Existing Governing Documents. On February 13, 2024, ARYA and the Sponsor amended and restated the Third Promissory Note to provide that the total principal amount loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares. The A&R Third Promissory Note will not bear any interest. In the event that ARYA does not consummate a Business Combination, the Third Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The maturity date of the total principal amount of the A&R Third Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the A&R Third Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the A&R Third Convertible Promissory Note, which shall also constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the A&R Third Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issuable to the Sponsor, the Perceptive PIPE Investor and certain Adagio stockholders in connection with the Closing of the Business Combination. As of September 30, 2023 and December 31, 2022, there was $0 and $0, respectively, of borrowings outstanding under the A&R Third Promissory Note.
On February 8, 2024, ARYA entered into the Fourth Convertible Promissory Note with the Sponsor, pursuant to which ARYA may borrow up to $1,000,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Trust Account in connection with the monthly extensions of the time period during which ARYA may consummate a business combination in accordance with the Existing Governing Documents. Such loan may, at the Sponsor’s discretion, be converted into Working Capital Shares at a conversion price equal to $10.00 per Working Capital Share. The amounts drawn on the Fourth Convertible Promissory Note will not bear any interest and will be repayable by ARYA or, if not converted or repaid on the effective date of a business combination involving ARYA and one or more businesses. The maturity date of the total principal amount of the Fourth Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the Fourth Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business

Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the Fourth Convertible Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issued and issuable to the Sponsor and the Perceptive PIPE Investor in connection with the closing of the Business Combination. As of September 30, 2023 and December 31, 2022, there was $0 and $0, respectively, of borrowings outstanding under the Fourth Convertible Promissory Note.
Administrative Services Agreement
Commencing on the date that ARYA’s registration statement relating to its initial public offering was declared effective through the earlier of consummation of the initial business combination and ARYA’s liquidation, ARYA agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to ARYA in the amount of $10,000 per month. ARYA incurred approximately $30,000 and $30,000 in general and administrative expenses in the accompanying unaudited condensed statements of operations for the three months ended June 30, 2023 and 2022, respectively. ARYA incurred approximately $30,000 and $30,000 in general and administrative expenses in the accompanying unaudited condensed statements of operations for the three months ended September 30, 2023 and 2022, respectively. As of September 30, 2023 and December 31, 2022, ARYA had $180,000 and $90,000, respectively, included in due to related party on the condensed balance sheets. The administrative services agreement will be terminated in connection with the consummation of the Business Combination.
Registration and Shareholder Rights Agreement
The holders of the Class B ordinary shares and Private Placement Shares, including Private Placement Shares that may be issued upon conversion of Working Capital Loans, are entitled to registration rights pursuant to the Registration and Shareholder Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that ARYA registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to ARYA’s completion of its initial business combination. However, the Registration and Shareholder Rights Agreement provides that ARYA will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Class B ordinary shares, in accordance with the SPAC Sponsor Letter Agreement and (ii) in the case of the Private Placement Shares, 30 days after the completion of ARYA’s initial business combination. ARYA will bear the expenses incurred in connection with the filing of any such registration statements. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.
Certain Relationships and Related Person Transactions—Adagio
Facilities and Services Agreement
Fjord Ventures, LLC (“Fjord”), an affiliate of (i) Fjordinvest LLC, a holder of more than 5% of Adagio’s capital stock and (ii) Olav Bergheim, Chief Executive Officer, President and a director of Adagio, has been providing Adagio with certain services, including Chief Executive Officer services, Chief Financial Officer services, accounting services, stock option administration, employee benefits plans administration, IT services, administrative support services, and office space and supplies (the “Services”), at a current rate of $105,000 per month, pursuant to a facilities and services agreement dated as of June 11, 2011 (as amended, the “Facilities and Services Agreement”) between Adagio and Fjord. During the fiscal years ended December 31, 2021 and 2022, Adagio paid Fjord an aggregate of $1.2 million and $1.1 million, respectively, for the Services. During the fiscal year ended December 31, 2023, Adagio paid Fjord $[•] for the Services. The term renews automatically for additional one-year terms and is terminable at any time by either party upon 180-days written notice. Prior to the consummation of the Business Combination, Adagio will (i) cause Mr. Bergheim to be employed by Adagio, with all terms and conditions of such employment and the mechanics for such transfer being agreed in writing by ARYA and Mr. Bergheim; and (ii) cause the Facilities and Services Agreement to be amended or amended and restated to be in a form reasonably acceptable to ARYA and to reflect the services to be mutually agreed to in writing by the Company and ARYA.

October 2022 Convertible Notes
On October 27, 2022, Adagio raised approximately $9.5 million through the sale and issuance of the October 2022 Convertible Notes to certain existing stockholders and an affiliate of the existing stockholders, including, among others, Fjordinvest LLC (an affiliate of Olav Bergheim, Chief Executive Officer, President and a director of Adagio), CVF LLC, the Perceptive PIPE Investor, and RA Capital Healthcare Fund, LP (“RA Capital Healthcare”), each of which is a holder of more than 5% of Adagio’s capital stock, ArrowMark Life Science Fund II, LP (an affiliate of Tuan Huynh, a director of Adagio), ArrowMark Life Science Fund, LP and ArrowMark Fundamental Opportunity Fund, L.P., both of which are stockholders of Adagio, and RA Capital NEXUS Fund II, L.P., a stockholder of Adagio and affiliate of RA Capital Healthcare, pursuant to a note purchase agreement. The October 2022 Convertible Notes bear interest at a rate of 8% per annum and have a maturity date of October 27, 2023. In the event of a qualified financing (as such term is defined in the October 2022 Convertible Notes) prior to the maturity date, all principal and accrued interest in respect of all the October 2022 Convertible Notes shall be converted into the equity securities of the same class of series as are sold in such qualified financing. In the event of a non-qualified financing (as such term is defined in the October 2022 Convertible Notes) prior to the maturity date, then pursuant to the terms of the October 2022 Convertible Notes, all principal and accrued interest in respect of all the October 2022 Convertible Notes may be converted into the equity securities of the same class of series as are sold in such non-qualified financing.
On April 4, 2023, Adagio entered into that certain Omnibus Amendment to Convertible Promissory Notes (the “April 2023 Omnibus Amendment”) with holders of the October 2022 Convertible Notes to extend the maturity date of the October 2022 Convertible Notes to the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with a non-binding summary of certain proposed terms and conditions of the Business Combination, and (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet.
The April 2023 Omnibus Amendment also (i) subordinated the October 2022 Convertible Notes to the April 2023 Notes (as defined below) and (ii) provided for the conversion of all principal and accrued interest in respect of all the October 2022 Convertible Notes into shares of Series E Preferred Stock of Adagio in connection with the Business Combination.
On November 28, 2023, Adagio entered into that certain Omnibus Amendment to Convertible Promissory Notes (the “November 2023 Omnibus Amendment”) to the subordinate October 2022 Convertible Notes to the November 2023 Notes (as defined below). Pursuant to the November 2023 Omnibus Amendment, in the event of the consummation of the Business Combination, all principal and accrued interest in respect of the 2022 Bridge Notes shall be converted into shares of Adagio’s Common Stock at the per share converted price of (i) 75% multiplied by (ii) (A) $24,000,000 divided by (B) the number of Adagio’s fully-diluted common stock equivalents at the time of the Closing.
April 2023 Notes
In April 2023, Adagio issued $5.0 million April 2023 Notes to the Perceptive PIPE Investor, pursuant to a Note Purchase Agreement, as amended. The April 2023 Notes bear interest at a rate of 8% per annum and mature on the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above. Additionally, Adagio obtained the right to issue up to $10.0 million in additional April 2023 Notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to the Business Combination. $10.0 million additional April 2023 Notes were issued pursuant to the Note Purchase Agreement, dated as of April 4, 2023.
In the event of the consummation of the Business Combination, the April 2023 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In November 2023, the April 2023 Notes were amended to align certain terms to the November 2023 Notes.
November 2023 Notes
In November 2023, Adagio issued $2.0 million November 2023 Notes to the Perceptive PIPE Investor, pursuant to a note purchase agreement, as amended. The November 2023 Notes bear interest at a rate of 8% per annum and matures on the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above. Additionally, Adagio obtained the right to issue up to $6.0 million in additional November 2023 Notes available beginning one month after November 28, 2023 through the occurrence of an ARYA stockholder vote with regard to the Business Combination. $3.0 million additional November 2023 Notes were issued pursuant to the Note Purchase Agreement, dated as of November 28, 2023.
In the event of the consummation of the Business Combination, the November 2023 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
PIPE Subscription Agreements
In connection with the execution of the Business Combination Agreement, effective as of February 13, 2024, ARYA entered into the Subscription Agreements with the Perceptive PIPE Investor, RA Capital and the Other PIPE Investors, pursuant to which the PIPE Investors committed $45,000,000 of PIPE Financing, which includes (i) commitments by certain investors to subscribe for and purchase Class A Ordinary Shares in the open market and not to redeem such shares prior to the Closing Date, (ii) non-redemption commitments by certain investors, (iii) the contribution of $23,000,000 of 2024 Bridge Financing Notes to ListCo (or such lower amount as is loaned under such notes at Closing), and (iv) an additional cash investment by the Perceptive PIPE Investor of approximately $8.1 million (which amount will be increased by any undrawn capacity under the 2024 Bridge Financing Notes prior to Closing). In connection with the PIPE Financing, the PIPE Investors will also be issued Base Warrants to purchase shares of New Adagio Common Stock at $10.00 per share, subject to adjustment, which are exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A Ordinary Shares at Closing, the average per share price of the Class A Ordinary Shares purchased by certain PIPE Investors in the open market and the amount of interest on the 2024 Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. In connection with the PIPE Financing, certain PIPE Investors also committed to purchase the Pre-Funded Warrants, which are exercisable for a nominal exercise price of $0.001.
Stockholder Transaction Support Agreements
On February 13, 2024, ARYA and Adagio entered into the Adagio Transaction Support Agreements with certain stockholders of Adagio, including, among others, entities affiliated with Olav Bergheim, pursuant to which such stockholders of Adagio agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain covenants and agreements related to the Business Combination.
Investor Rights Agreement
On February 13, 2024, ARYA, ListCo, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders and certain Adagio stockholders, including, among others, Olav Bergheim, John Dahldorf, and Hakon Bergheim, entered into the Investor Rights Agreement pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders and certain Adagio stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement or the PIPE Financing) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Investors’ Rights Agreement
Adagio is party to the Fourth Amended and Restated Investors’ Rights Agreement, dated as of November 9, 2020 (the “2020 IRA”), which, among other things, grants registration rights and rights of first offer to certain holders of Adagio’s capital stock, including (i) Fjordinvest LLC (an affiliate of Olav Bergheim, Chief Executive Officer,

President and a director of Adagio), ADG Management Limited, CVF LLC, the Perceptive PIPE Investor, and RA Capital Healthcare Fund (an affiliate of Zach Scheiner, a director of Adagio), each of which is a holder of more than 5% of Adagio’s capital stock, (ii) Micro NV LLC, an affiliate of Olav Bergheim, and (iii) James Cox, MD, a director of Adagio. Upon the consummation of the Business Combination, the 2020 IRA will terminate.
Right of First Refusal and Co-Sale Agreement
Adagio is party to the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of November 9, 2020 (the “ROFR Agreement”), which, among other things, grants rights of first refusal to Adagio and certain investors, and co-sale rights to such investors, with respect to shares of Adagio’s capital stock which certain stockholders propose to sell to other parties. Certain investors that are parties to the ROFR Agreement include (i) Fjordinvest LLC (an affiliate of Olav Bergheim), ADG Management Limited, CVF LLC, the Perceptive PIPE Investor, and RA Capital Healthcare Fund (an affiliate of Zach Scheiner), each of which is a holder of more than 5% of Adagio’s capital stock, and (ii) Micro NV LLC, an affiliate of Olav Bergheim. Upon the consummation of the Business Combination, the ROFR Agreement will terminate.
Voting Agreement
Adagio is party to the Third Amended and Restated Voting Agreement, dated as of November 9, 2020 (the “Voting Agreement”), with certain holders of its capital stock, including, among others, (i) Fjordinvest LLC (an affiliate of Olav Bergheim), ADG Management Limited, CVF LLC, the Perceptive PIPE Investor, and RA Capital Healthcare Fund, each of which is a holder of more than 5% of Adagio’s capital stock, (ii) Micro NV LLC, an affiliate of Olav Bergheim, and (iii) James Cox, MD, a director of Adagio. The parties to the Voting Agreement have agreed, subject to certain conditions, to vote the shares of Adagio capital stock held by them so as to maintain the size of the Adagio board of directors at seven and to elect the following individuals as directors: (1) one individual designated by Fjordinvest, currently Olav Bergheim, (2) one individual designated by ADG Management Limited, currently vacant, (3) one individual designated by ArrowMark Partners, currently Tuan Huynh, (4) one individual designated by RA Capital Management, currently Zach Scheiner (the four directors designated as described in sub-sections (1) through (4), collectively the “Preferred Stock Directors”), (5) one individual designated by the holders of a majority of the outstanding shares of Adagio Common Stock, currently James Cox, MD, (6) the then-current Chief Executive Officer of Adagio, currently vacant, and (7) one individual designated by the Adagio Board with the approval of each of the Preferred Stock Directors, currently vacant.
Upon the consummation of the Business Combination, the Voting Agreement will terminate.
Indemnification Agreements
Adagio has entered into indemnification agreements with its current directors and New Adagio intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Proposed Governing Documents. These agreements, among other things, will require New Adagio to indemnify New Adagio’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of New Adagio’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New Adagio’s request.
The limitation of liability and indemnification provisions in the Proposed Governing Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit New Adagio and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Adagio Policies for Approval of Related Party Transactions
The Adagio Board reviews and approves transactions with directors, officers and holders of 5% or more of its capital stock and their affiliates, each a related party. Prior to such transactions, the material facts as to the related party’s relationship or interest in the transaction are disclosed to its board of directors prior to their consideration of such transaction, and the transaction is not considered approved by the Adagio Board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

New Adagio Policies and Procedures for Related Party Transactions
Upon the Closing, it is anticipated that the New Adagio Board will adopt a written related person transactions policy that sets forth New Adagio’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of New Adagio’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New Adagio or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.
Transactions involving compensation for services provided to New Adagio as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New Adagio’s voting securities (including New Adagio Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.
Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New Adagio’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to audit committee of the New Adagio Board (the “New Adagio Audit Committee”) (or, where review by the New Adagio Audit Committee would be inappropriate, to another independent body of the New Adagio Board) for review. To identify related person transactions in advance, New Adagio will rely on information supplied by New Adagio’s executive officers, directors and certain significant stockholders. In considering related person transactions, the New Adagio Audit Committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:
•	the risks, costs, and benefits to New Adagio;
•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the terms of the transaction;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties.
The New Adagio Audit Committee will approve only those transactions that it determines are fair to New Adagio and in New Adagio’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.
Post-Business Combination Arrangements and ListCo Relationships and Related Person Transactions
In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part and are included in the Annexes to this proxy statement/prospectus, and the following descriptions are qualified by reference thereto. For additional information about these agreements, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination.” These agreements include:
•	[Subscription Agreements
•	2024 Bridge Financing Note Subscription Agreement
•	Investor Rights Agreement
•	Sponsor Letter Agreement
•	Transaction Support Agreement]
PIPE Financing
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements with the Perceptive PIPE Investor and Other PIPE Investors, pursuant to which the PIPE Investors committed $45,000,000 of financing, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market and not to redeem such shares prior to the Closing Date, and (ii) non-redemption commitments by certain investors. In connection with the PIPE Financing, certain PIPE Investors will be issued Base Warrants and/or Pre-Funded Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. In addition to the Bridge Financing Notes that will be contributed to ListCo in exchange for shares of New Adagio Common Stock pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will also subscribe for approximately $[•] of shares of New Adagio Common Stock and Base Warrants in the PIPE Financing. For additional information, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing.”
Convertible Security Financing
On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and 937.500 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement. Subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both. For additional information, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing.”

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
ARYA is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Governing Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Governing Documents. As a result, when you become a stockholder of New Adagio, your rights will differ in some regards as compared to when you were a shareholder of ARYA.
Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of ARYA and New Adagio according to applicable law and/or the organizational documents of ARYA and New Adagio. You also should review the Proposed Certificate of Incorporation and the Proposed Bylaws of New Adagio, attached hereto as Annex C and Annex D to this proxy statement/prospectus, respectively, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to ARYA and New Adagio.
	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations
Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement

Mergers generally require approval of a majority of the voting power of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued do not, in certain circumstances, require acquirer stockholder approval.

Certain mergers in which one entity owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

	Cayman Islands	Delaware

between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose.

Stockholder/Shareholder Votes for Routine Matters
Under Cayman Islands law and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the votes cast by or on behalf of the shareholders present in person or represented by proxy at the applicable general meeting and entitled to vote on such matter).

Generally, unless a corporation’s governing documents provide a different standard, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Appraisal Rights	Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger if the merger consideration is stock of the surviving entity or a publicly traded entity; stockholders generally will have appraisal rights if the merger consideration is cash.

Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business, subject to certain procedural requirements.

Stockholder/Shareholder Lawsuits
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.
A stockholder may bring a derivative suit subject to procedural requirements (including complying with exclusive forum provisions as per the Proposed Certificate of Incorporation).

Fiduciary Duties of Directors
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Directors must exercise a duty of care and duty of loyalty (which includes a duty of good faith) to the company and its stockholders.

	Cayman Islands	Delaware
Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers
A Cayman Islands company generally may indemnify its directors or officers except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime.

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Limited Liability of Directors
Liability of directors may be limited, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide exculpation for willful default, willful neglect, civil fraud or the consequences of committing a crime.

Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, certain unlawful repurchases or dividends, or transactions in which a director receives an improper personal benefit.

The Proposed Certificate of Incorporation differs in certain material respects from the Existing Governing Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Governing Documents and the Proposed Certificate of Incorporation for New Adagio. This summary is qualified by reference to the complete text of the Existing Governing Documents of ARYA, attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms.
	Existing Governing Documents	Proposed Certificate of Incorporation
Authorized Shares
The share capital under the Existing Governing Documents is US$50,000 divided into 479,000,000 Class A ordinary shares of par value US$0.0001 per share, 20,000,000 Class B ordinary shares of par value US$0.0001 per share and 1,000,000 preference shares of par value US$0.0001 per share.

The Proposed Certificate of Incorporation authorizes [•] shares of New Adagio Common Stock, par value $0.0001 per share, and [•] shares of New Adagio Preferred Stock, par value $0.0001 per share.
	See paragraph 8 of our Memorandum of Association.	See Article [IV] of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent	The Existing Governing Documents authorize the issuance of 1,000,000 preference shares	The Proposed Certificate of Incorporation authorizes the New Adagio Board to issue shares of

	Existing Governing Documents	Proposed Certificate of Incorporation

with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the ARYA Board is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ARYA Shares.

New Adagio Preferred Stock in one or more series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof. These powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

	See paragraph 8 of our Memorandum of Association and Article 3 of our Articles of Association.	See Article [IV, Section 3] of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.
The Proposed Certificate of Incorporation allows stockholders to vote in person or by proxy at a meeting of stockholders, but prohibits the ability of stockholders to act by written consent in lieu of a meeting.

	See Articles 14 and 15 of our Articles of Association.	See Article [VIII, Section 1] of the Proposed Certificate of Incorporation and Section [2.10] of the Proposed Bylaws.

Classification of Board of Directors
The ARYA Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles of Association in connection with ARYA’s Initial Public Offering, the existing directors were classified as Class I, Class II or Class III directors. The Class I directors shall stand elected for a term expiring at ARYA’s first annual general meeting, the Class II directors shall stand elected for a term expiring at ARYA’s second annual general meeting and the Class III directors shall stand elected for a term expiring at ARYA’s third annual general

[Directors shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Closing Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Closing Date. At each annual meeting following the Closing Date, successors to the class of

	Existing Governing Documents	Proposed Certificate of Incorporation

meeting. Commencing at ARYA’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. All directors hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders.]

[Notwithstanding the foregoing and subject to the Investor Rights Agreement, the term of all Class I directors shall automatically become one year commencing on the seventh annual meeting of stockholders, the term of all Class II directors shall automatically become one year commencing on the eighth annual meeting of stockholders and the term of all Class III directors shall automatically become one year commencing on the ninth annual meeting of stockholders, with all directors having a term of one year from and after such ninth annual meeting of stockholders.]

	See Article 17.4 of our Articles of Association.	See Article [•] of the Proposed Certificate of Incorporation.

Corporate Name	The Existing Governing Documents provide the name of the company is “ARYA Sciences Acquisition Corp IV.”	The Proposed Certificate of Incorporation will provide that the name of the corporation will be “[•].”

	See paragraph 1 of our Memorandum of Association.	See Article [I] of the Proposed Certificate of Incorporation.

Perpetual Existence
The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by the Termination Date, ARYA will cease all operations except for the purposes of winding up and will redeem the shares issued in ARYA’s initial public offering and liquidate the Trust Account.
The Proposed Certificate of Incorporation provides that the corporation will have perpetual existence, which is the default under the DGCL and will make New Adagio’s existence perpetual.

	See Article 38 of our Articles of Association.	See [Article VII, Section 1] of the Proposed Certificate of Incorporation.

	Existing Governing Documents	Proposed Certificate of Incorporation
Takeovers by Interested Stockholders	The Existing Governing Documents do not provide restrictions on takeovers of ARYA by a related shareholder following a business combination.
The Proposed Certificate of Incorporation does not opt out of Section 203 of the DGCL, and therefore, New Adagio will be subject to Section 203 of the DGCL relating to business combinations with interested stockholders.

This is the default rule under the DGCL.

Provisions Related to Status as Blank Check Company	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.
The Proposed Certificate of Incorporation does not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 38 of our Articles of Association.

DESCRIPTION OF NEW ADAGIO SECURITIES
The following summary of certain provisions of New Adagio securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex C and Annex D, respectively.
Authorized Capitalization
General
The authorized capital stock of New Adagio will consist of [•] shares of New Adagio Common Stock, par value $0.0001 per share, and [•] shares of New Adagio Preferred Stock, par value $0.0001 per share. New Adagio expects to have approximately [•] shares of New Adagio Common Stock outstanding immediately after the consummation of the Business Combination, assuming that none of ARYA’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination, or approximately [•]shares of New Adagio Common Stock outstanding immediately after the consummation of the Business Combination, assuming holders of Public Shares have exercised redemption rights with respect to [•] shares, which is the estimated maximum number of shares that may be redeemed while still enabling the Aggregate Transaction Proceeds Condition to be met.
The following summary describes all material provisions of New Adagio capital stock. You are urged to read the Proposed Certificate of Incorporation and the Proposed Bylaws in their entirety (copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively) as well as the applicable provisions of the DGCL.
New Adagio Common Stock
Voting rights. Each share of New Adagio Common Stock will be entitled to one vote per share on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or the New Adagio certificate of incorporation. The Proposed Certificate of Incorporation and the Proposed Bylaws do not provide for cumulative voting rights. Directors of New Adagio will be elected by plurality vote of the shares of New Adagio Common Stock present at an annual meeting and entitled to vote. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Dividend rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of New Adagio Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Rights upon liquidation. Upon a liquidation event, holders of New Adagio Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of New Adagio’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Other rights. Holders of New Adagio Common Stock will have no preemptive, conversion, subscription or other rights, and as of the closing of the Business Combination there will be no redemption or sinking fund provisions applicable to the New Adagio Common Stock. The rights, preferences and privileges of the holders of the New Adagio Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that New Adagio may designate in the future.
New Adagio Preferred Stock
The New Adagio Board will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof. These designations, powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the New Adagio Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of New Adagio Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of New Adagio or other corporate action. Upon closing of the Business Combination, no shares of preferred stock will be outstanding, and New Adagio has no present plan to issue any shares of preferred stock.
PIPE Warrants
Each PIPE Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at a price of $10.00 per share (the “Warrant Price”), subject to adjustment, following the closing of the Business Combination. The PIPE Warrants, issued to certain PIPE Investors pursuant to the Subscription Agreements, the Base Warrant Agreement and the Pre-Funded Warrant Agreement, will expire on the fifth anniversary of the Closing. No PIPE Warrant may be exercised and New Adagio shall not be obligated to issue shares of New Adagio Common Stock upon exercise of a PIPE Warrant unless the shares of New Adagio Common Stock issuable upon such PIPE Warrant exercise have been registered, qualified or are exempt from registration or qualification under the Securities Act and under the securities laws of the state of residence of the registered holder of such PIPE Warrant. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a PIPE Warrant, the registered holder of such PIPE Warrant may not be entitled to exercise its PIPE Warrant and such PIPE Warrant may have no value and expire worthless. New Adagio Common Stock issued to a registered holder of a PIPE Warrant upon payment of the Warrant Price will bear a restrictive legend. The PIPE Warrants may not be exercised by, or securities issued to, any registered holder of such PIPE Warrant in any state in which such exercise would be unlawful.
New Adagio Convertible Notes
The New Adagio Convertible Notes issued pursuant to the Convertible Security Subscription Agreement are convertible into shares of New Adagio Common Stock at $10.00 per share, subject to adjustment, following the closing of the Business Combination. [•] New Adagio Common Stock issued to a registered holder of a New Adagio Convertible Note will bear a restrictive legend. The New Adagio Convertible Note may not be exercised by, or securities issued to, any registered holder of such New Adagio Convertible Notes in any state in which such exercise would be unlawful.
Convert Warrants
[Each Convert Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at an exercise price of $24.00 per share (the “Convert Warrant Price”), subject to adjustment, following the closing of the Business Combination. The Convert Warrants, issued to investors in connection with the Convertible Security Financing, will expire on the seventh anniversary of the Closing. No Convert Warrant may be exercised and New Adagio shall not be obligated to issue shares of New Adagio Common Stock upon exercise of a Convert Warrant unless the shares of New Adagio Common Stock issuable upon such Convert Warrant exercise have been registered, qualified or are exempt from registration or qualification under the Securities Act and under the securities laws of the state of residence of the registered holder of such Convert Warrant. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a Convert Warrant, the registered holder of such Convert Warrant may not be entitled to exercise its Convert Warrant and such Convert Warrant may have no value and expire worthless. New Adagio Common Stock issued to a registered holder of a Convert Warrant upon payment of the Convert Warrant Price will bear a restrictive legend. The Convert Warrants may not be exercised by, or securities issued to, any registered holder of such Convert Warrant in any state in which such exercise would be unlawful.]
Election of Directors and Vacancies; Board of Directors
Subject to the rights of the holders of any series of [preferred stock] to elect additional directors under specified circumstances, the number of directors of the New Adagio Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the New Adagio Board, but shall initially consist of nine (9) directors, which shall be divided into three (3) classes, designated Class I, II and III, with each class consisting of three (3) directors. Under the Proposed Bylaws, at all meetings of stockholders called for the election of directors, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. All directors will be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of New Adagio Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Adagio Board resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. A director elected or appointed to fill a vacancy resulting from the death, resignation, disqualification or removal of a director or a newly created directorship will hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s death, resignation or removal.
Subject to the rights, if any, of any series of New Adagio Preferred Stock, any director or the entire New Adagio Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock of New Adagio entitled to vote in the election of directors.
In addition to the powers and authority expressly conferred upon them by statute or by the Proposed Certificate of Incorporation or Proposed Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by New Adagio, subject, nevertheless, to the provisions of the DGCL, the Proposed Certificate of Incorporation and the Proposed Bylaws adopted and in effect from time to time; provided, however, that no Bylaw adopted, amended, altered or repealed after the date of the Proposed Bylaws will invalidate any prior act of the directors or officers of New Adagio which would have been valid if such Bylaw had not been adopted, amended, altered or repealed.
Quorum
The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the Proposed Certificate of Incorporation or Proposed Bylaws, each as amended from time to time. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws
The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of New Adagio. We expect that these provisions, which are summarized below, may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Adagio to first negotiate with the New Adagio Board, which we believe may result in an improvement of the terms of any such acquisition in favor of New Adagio’s stockholders. However, they also give the New Adagio Board the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New Adagio Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of New Adagio Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable the New Adagio Board to issue shares to persons friendly to New Adagio management, which issuance could render more difficult or discourage an attempt to obtain control of New Adagio by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of New Adagio management and possibly deprive stockholders of opportunities to sell their shares of New Adagio Common Stock at prices higher than prevailing market prices.
Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals
Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of New Adagio Preferred Stock, special meetings of the stockholders of New Adagio may be called only by the Chairperson of the New Adagio Board, the New Adagio Chief Executive Officer, the New Adagio President, or the New Adagio Board acting pursuant to a resolution adopted by a majority of the New Adagio Board. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.
The Proposed Bylaws also provide that unless otherwise restricted by the Proposed Certificate of Incorporation or the Proposed Bylaws, any action required or permitted to be taken at any meeting of the New Adagio Board or of any committee thereof may be taken without a meeting, if all members of the New Adagio Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission.
In addition, the Proposed Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the New Adagio Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to the New Adagio secretary, of the stockholder’s intention to bring such business before the meeting.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of New Adagio’s outstanding voting securities.
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.
The Proposed Certificate of Incorporation will provide that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of New Adagio’s stock entitled to vote thereon and the affirmative vote of at least 66 2/3% of the then outstanding voting securities of the Company, voting together as a single class:
•	the provisions authorizing the New Adagio Board to issues shares of New Adagio Preferred Stock, with any rights, preferences or privileges as they may designate;
•	the provisions dividing the New Adagio Board into three classes, each of which stands for election once every three years;
•
the provisions providing that a director may only be removed from the New Adagio Board for cause only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock of New Adagio entitled to vote in the election of directors;

•
the provisions providing that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	the provisions prohibiting cumulative voting;
•	the provisions requiring that any action to be taken by New Adagio’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of New Adagio’s stockholders; and

•	the provision regarding the approval requirements for such amendments.
The Proposed Bylaws may be amended or repealed (A) by the affirmative vote of a majority of the entire New Adagio Board then in office (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of the New Adagio Board) or (B) by the New Adagio stockholders, provided that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the New Adagio stockholders to alter, amend or repeal, or adopt certain provisions of the Proposed Bylaws.
Delaware Anti-Takeover Statute
New Adagio will be subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the New Adagio Board or holders of 66 2/3% of the voting power of the outstanding capital stock held by stockholders unaffiliated with the interested stockholder approve the business combination. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203 unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders.
Limitations on Liability and Indemnification of Officers and Directors
The Proposed Certificate of Incorporation limits the liability of the directors of New Adagio to the fullest extent permitted by the DGCL, and the Proposed Bylaws provide that New Adagio will indemnify them to the fullest extent permitted by such law. ARYA has entered into indemnification agreements with its directors and officers and New Adagio expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the New Adagio Board. Under the terms of such indemnification agreements, New Adagio will be required to indemnify each of its directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of New Adagio or any of its subsidiaries or was serving at New Adagio’s request in an official capacity for another entity. Any claims for indemnification by New Adagio’s directors and officers may reduce New Adagio’s available funds to satisfy successful third-party claims against it and may reduce the amount of money available to it.
Exclusive Jurisdiction of Certain Actions
The Proposed Bylaws provide that, unless New Adagio consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Adagio, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or other employee of New Adagio to New Adagio or New Adagio’s stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law or the Proposed Certificate of Incorporation or Proposed Bylaws (each, as may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, except for any claim as to which the court does not have jurisdiction over an indispensable party to that claim. The foregoing shall not apply to any claims under the Exchange Act or the Securities Act of 1933, as amended. In addition, unless New Adagio gives an Alternative Forum Consent, the federal district courts of the United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act of 1933.
Transfer Agent
The transfer agent for New Adagio Common Stock will be Continental Stock Transfer & Trust Company.
Listing
ListCo intends to apply to list the shares of New Adagio Common Stock under the symbol “ADGM” upon the consummation of the Business Combination.

SHARES ELIGIBLE FOR FUTURE SALE AND SECURITIES ACT RESTRICTIONS ON RESALE OF NEW ADAGIO COMMON STOCK
Upon Closing, [•] shares of New Adagio Common Stock will be authorized pursuant to the Proposed New Adagio Organizational Documents, including [•] shares of New Adagio Common Stock and [•] shares of preferred stock. Based on the assumptions set out elsewhere in this proxy statement/prospectus and in the no redemption scenario and assuming no issuance of shares of New Adagio Common Stock that are subject to share trigger price vesting, (i) [•] shares of New Adagio Common Stock will be issued and outstanding and (ii) [•] shares of New Adagio Common Stock, including (a) [•] shares of New Adagio Common Stock held by certain shareholders of Adagio and (b) [•] shares of New Adagio Common Stock held by the Sponsor, the other initial shareholders and the Perceptive PIPE Investor, will be subject to certain lock-up arrangements pursuant to the Investor Rights Agreement. For more information see “—Lock-up Provisions” below.
Upon Closing, [•] PIPE Warrants and [•] Convert Warrants will be issued and outstanding. Each PIPE Warrant and each Convert Warrant are exercisable for one share of New Adagio Common Stock pursuant to their respective terms. New Adagio will be obligated to maintain an effective registration under the Securities Act covering the [•] shares of New Adagio Common Stock that may be issued upon the exercise of the PIPE Warrants and Convert Warrants, pursuant to the terms of the Subscription Agreements executed in connection with the PIPE Financing, as discussed below under “—Registration Rights.”
Further, the principal amount and any accrued and unpaid interest under the New Adagio Convertible Notes issued in connection with the Convertible Security Financing are convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment, following the closing of the Business Combination. As further discussed below under “—Registration Rights” below, New Adagio will be obligated to maintain an effective registration under the Securities Act covering any shares of New Adagio Common Stock that may be issued upon conversion of the New Adagio Convertible Notes, pursuant to the Investor Rights Agreement.
All of the shares of New Adagio Common Stock issued to the holders of Public Shares of ARYA in connection with the Business Combination will be freely transferable without restriction or further registration under the Securities Act by persons other than by the Sponsor, the Perceptive PIPE Investor or affiliates of New Adagio.
Sales of substantial amounts of shares of New Adagio Common Stock in the public market could adversely affect prevailing market prices of the shares of New Adagio Common Stock. Prior to the Business Combination, there has been no public market for shares of New Adagio Common Stock. ListCo will apply for listing of the shares of New Adagio Common Stock on Nasdaq, but there can be no assurance that a regular trading market will develop in the shares of New Adagio Common Stock.
Lock-up Provisions
Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. For additional information, see the section entitled “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Registration Rights
Pursuant to the terms of the Investor Rights Agreement, New Adagio will be obligated to file a registration statement to register the offer and sale of certain shares of New Adagio Common Stock issued or issuable in connection with the Business Combination, the PIPE Financing and the Convertible Security Financing. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, certain holders of registration rights pursuant to the Investor Rights Agreement may demand at any time or from time to time, that New Adagio files a registration statement on Form S-3, or any such other form of registration statement as is then available to effect a registration, or, if available, Form S-1, to register the offer and sale of their shares of New Adagio Common Stock. The Investor Rights Agreement also provides the parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Pursuant to the Subscription Agreements executed in connection with the PIPE Financing, New Adagio also agreed that, within 45 calendar days after the Closing, it will file with the SEC (at New Adagio’s sole cost and expense) a resale registration statement registering the offer and sale of the shares of New Adagio Common Stock issued in the PIPE Financing and the shares of New Adagio Common Stock that may be issued upon the exercise of the PIPE Warrants, and New Adagio will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof.
The following table summarizes the market standoff restrictions of certain stockholders of New Adagio following the closing of the Business Combination:
Stakeholder	Market Standoff Restrictions	Shares Subject to Market Standoff Restrictions	Market Standoff Period
The Sponsor, Perceptive PIPE Investor and certain Adagio stockholders, including certain New Adagio officers and directors	Investor Rights Agreement	[•] Shares of New Adagio Common Stock(1)
Period beginning on the Closing Date earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, such shares will no longer be subject to the lock-up as of such earlier time. Further, the shares of New Adagio Common Stock issued to the Sponsor, Perceptive PIPE Investor and certain Adagio stockholders are restricted securities. New Adagio is required to file a registration statement registering the resale of such shares within 45 days after the Closing.(2)

ARYA Public Shareholders, which are expected to hold [•] shares of New Adagio Common Stock after the consummation of the Business Combination, assuming no shares are redeemed in connection with the Business Combination(1)
	None	None	None(2)

Other PIPE Investors, certain Adagio stockholders and holders of PIPE Warrants, Convert Warrants and New Adagio Convertible Notes
None. However, (i) the shares of New Adagio Common Stock issued in the PIPE Financing and issues to certain Adagio stockholders in connection with the Business Combination, (ii) any shares of New Adagio Common Stock issuable upon exercise of the PIPE Warrants or the Convert Warrants, and (iii) any shares of New Adagio Common Stock issued upon conversion of any of the New Adagio Convertible Notes, are restricted securities. New Adagio is required to file a registration statement registering the resale of such shares of New Adagio Common Stock within 45 days after the Closing.

(1)
Reflects the assumptions made further above in the sensitivity table under “—What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?” Does not adjust for sources of dilution following the Closing Date. For more information on potential sources of dilution also see, “—What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?”

(2)	Shareholders who become affiliates of New Adagio for purposes of Rule 144 under the Securities Act would be subject to additional resale restrictions pursuant to Rule 144, once available.

Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of New Adagio Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Adagio at the time of, or at any time during the three months preceding, a sale and (ii) New Adagio is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Adagio was required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of New Adagio Common Stock for at least six months but who are affiliates of New Adagio at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of New Adagio Common Stock then outstanding; or
•	the average weekly reported trading volume of the New Adagio Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of New Adagio under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Adagio.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. New Adagio may be deemed a former shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, our initial shareholders will be able to sell their Class B ordinary shares and Private Placement Shares, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.
We anticipate that following the consummation of the Business Combination, New Adagio will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The Proposed New Adagio Organizational Documents establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed New Adagio Organizational Documents provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in a notice of meeting given by or at the direction of the New Adagio Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the New Adagio Board or the chairman of the New Adagio Board or (c) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of New Adagio both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with the procedures specified in the Proposed New Adagio Organizational Documents in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Adagio’s annual meeting of stockholders, a stockholder’s notice must be delivered to, or mailed and received at, New Adagio’s principal executive offices:
•	[not less than the 90 days; and
•	not more than the 120 days prior to the one-year anniversary of the preceding year’s annual meeting].
[In the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not earlier than the one hundred twentieth (120th) day before such annual meeting and not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by New Adagio]. Nominations and proposals also must satisfy other requirements set forth in the Proposed New Adagio Organizational Documents. The presiding person at an annual meeting or a special meeting, as applicable, may, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the Proposed New Adagio Organizational Documents, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2024 annual meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before New Adagio begins to print and send out its proxy materials for such 2024 annual meeting (and New Adagio will publicly disclose such date when it is known).
Stockholder Director Nominees
The Proposed New Adagio Organizational Documents permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Proposed New Adagio Organizational Documents. In addition, the stockholder must give timely notice to New Adagio’s secretary in accordance with the Proposed New Adagio Organizational Documents, which, in general, require that the notice be received by New Adagio’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.]

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the ARYA Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003. Following the Business Combination, such communications should be sent in care of New Adagio, 26051 Merit Cir #102, Laguna Hills, California 92653. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS
Kirkland & Ellis LLP, New York, New York, has passed upon the validity of the securities of New Adagio offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS
The financial statements of ARYA Sciences Acquisition Corp IV as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which report contains an explanatory paragraph regarding the ability of ARYA to continue as a going concern), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Adagio Medical, Inc. as of December 31, 2022 and 2021, and for the years then ended December 31, 2022 and 2021, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING INFORMATION
Unless ARYA has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if ARYA believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are ARYA shareholders will be householding this proxy statement/prospectus. ARYA shareholders who participate in householding will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:
•
If the shares are registered in the name of the shareholder, the shareholder should contact ARYA at its offices at ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003 or by telephone at +1 (212) 284-2300, to inform ARYA of his, her or their request; or

•	If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

ENFORCEABILITY OF CIVIL LIABILITY
ARYA is incorporated under the laws of the Cayman Islands, and will remain incorporated in the Cayman Islands following the Business Combination. Service of process ARYA may be difficult to obtain within the United States.
ARYA has been advised by its Cayman Islands legal counsel, Ogier (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against ARYA, judgments of courts of the United States obtained against it or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against ARYA or our respective directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier (Cayman) LLP has informed ARYA that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

TRANSFER AGENT AND REGISTRAR
The transfer agent for ARYA’s securities is Continental Stock Transfer & Trust Company.
The transfer agent for New Adagio Securities following the Business Combination will be Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
ARYA files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on ARYA at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, ARYA’s corporate website at https://www.perceptivelife.com/arya4. ARYA’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this proxy statement/prospectus relating to ARYA has been supplied by ARYA, and all such information relating to Adagio or New Adagio has been supplied by Adagio. Information provided by one another does not constitute any representation, estimate or projection of the other.
You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from ARYA’s proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor
Stamford, Connecticut 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage firms, please call: (203) 658-9400
Email: [ARYD.info@investor.morrowsodali.com]
You will not be charged for any of the documents you request. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.
If you are an ARYA shareholder and would like to request documents, please do so by [•], 2024, or five business days prior to the General Meeting, in order to receive them before the General Meeting. If you request any documents from ARYA, such documents will be mailed to you by first class mail, or another equally prompt means.
As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement, of which this proxy statement/prospectus forms a part. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document filed with the registration statement, of which this proxy statement/prospectus forms a part, or included as an Annex to this proxy statement/prospectus.
This document is a proxy statement of ARYA for the General Meeting. ARYA has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including ARYA, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
ARYA SCIENCES ACQUISITION CORP IV
Page
Unaudited Financial Statements of ARYA Sciences Acquisition Corp IV:
Condensed Balance Sheets as of September 30, 2023 (Unaudited) and December 31, 2022	F-2
Unaudited Condensed Statements of Operations for the Three and Nine Months Ended September 30, 2023 and 2022	F-3
Unaudited Condensed Statements of Changes in Shareholders’ Deficit for the Three and Nine Months Ended September 30, 2023 and 2022	F-4
Unaudited Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2023 and 2022	F-5
Notes to Unaudited Condensed Financial Statements	F-6

Audited Financial Statements of ARYA Sciences Acquisition Corp IV:
Report of Independent Registered Public Accounting Firm	F-20
Balance Sheets as of December 31, 2022 and 2021	F-21
Statements of Operations for the years ended December 31, 2022 and 2021	F-22
Statements of Changes in Shareholders’ Deficit for the years ended December 31, 2022 and 2021	F-23
Statements of Cash Flows for the years ended December 31, 2022 and 2021	F-24
Notes to Financial Statements	F-25

ADAGIO MEDICAL, INC.

Unaudited Financial Statements for the nine months ended September 30, 2023 and 2022:
Condensed Consolidated Balance Sheets as of September 30, 2023 (Unaudited) and December 31, 2022	F-40
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the Nine Months ended September 30, 2023 and 2022	F-41
Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Nine Months ended September 30, 2023 and 2022	F-42
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2023 and 2022	F-43
Notes to Unaudited Condensed Consolidated Financial Statements	F-44

Audited Financial Statements as of and for the years ended December 31, 2022 and 2021:
Independent Auditor’s Report	F-67
Consolidated Balance Sheets	F-68
Consolidated Statements of Operations and Comprehensive Loss	F-69
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit	F-70
Consolidated Statements of Cash Flows	F-71
Notes to Consolidated Financial Statements	F-72

ARYA SCIENCES ACQUISITION CORP IV
CONDENSED BALANCE SHEETS
	September 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash	$13,808	$91,049
Prepaid expenses	157,617	55,400
Total current assets	171,425	146,449
Cash and investments held in Trust Account	39,630,822	151,628,894
Total Assets	$39,802,247	$151,775,343

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$89,310	$65,892
Accrued expenses	7,308,452	5,994,774
Due to related party	180,000	90,000
Convertible promissory note - related party	1,705,000	120,000
Total current liabilities	9,282,762	6,270,666
Deferred underwriting commissions	2,616,250	2,616,250
Total liabilities	11,899,012	8,886,916

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 3,690,831 and 14,950,000 shares subject to possible redemption at approximately $10.71 and $10.14 per share as of September 30, 2023 and December 31, 2022, respectively	39,530,822	151,528,894

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of September 30, 2023 and December 31, 2022	—	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 499,000 shares issued and outstanding (excluding 3,690,831 and 14,950,000 shares subject to possible redemption) as of September 30, 2023 and December 31, 2022, respectively	50	50
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,737,500 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	374	374
Additional paid-in capital	—	—
Accumulated deficit	(11,628,011)	(8,640,891)
Total shareholders’ deficit	(11,627,587)	(8,640,467)
Total Liabilities and Shareholders’ Deficit	$39,802,247	$151,775,343
The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
General and administrative expenses	$959,673	$180,405	$2,007,121	$737,938
Loss from operations	(959,673)	(180,405)	(2,007,121)	(737,938)
Interest earned on cash and investments held in Trust Account	504,601	—	2,093,811	—
Unrealized gain on investments held in Trust Account	—	745,227	—	895,570
Net (loss) income	$(455,072)	$564,822	$86,690	$157,632

Basic and diluted weighted average shares outstanding of Class A ordinary shares	3,690,831	15,449,000	6,206,616	15,449,000
Basic and diluted net (loss) income per share, Class A ordinary share	$(0.06)	$0.03	$0.01	$0.01
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	3,737,500	3,737,500	3,737,500
Basic and diluted net (loss) income per share, Class B ordinary share	$(0.06)	$0.03	$0.01	$0.01
The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	499,000	$50	3,737,500	$374	$—	$(8,640,891)	$(8,640,467)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(1,548,845)	(1,548,845)
Net income	—	—	—	—	—	160,249	160,249
Balance – March 31, 2023 (unaudited)	499,000	50	3,737,500	374	—	(10,029,487)	(10,029,063)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(600,365)	(600,365)
Net income	—	—	—	—	—	381,513	381,513
Balance – June 30, 2023 (unaudited)	499,000	50	3,737,500	374	—	(10,248,339)	(10,247,915)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(924,600)	(924,600)
Net loss	—	—	—	—	—	(455,072)	(455,072)
Balance – September 30, 2023 (unaudited)	499,000	$50	3,737,500	$374	$—	$(11,628,011)	$(11,627,587)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 31, 2021	499,000	$50	3,737,500	$374	$—	$(10,295,731)	$(10,295,307)
Net loss	—	—	—	—	—	(211,186)	(211,186)
Balance – March 31, 2022 (unaudited)	499,000	50	3,737,500	374	—	(10,506,917)	(10,506,493)
Increase in redemption value of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(102,679)	(102,679)
Net loss	—	—	—	—	—	(196,004)	(196,004)
Balance – June 30, 2022 (unaudited)	499,000	50	3,737,500	374	—	(10,805,600)	(10,805,176)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	1,871,023	1,871,023
Net income	—	—	—	—	—	564,822	564,822
Balance – September 30, 2022 (unaudited)	499,000	$50	3,737,500	$374	$—	$(8,369,755)	$(8,369,331)
The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
	For the Nine Months Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net income	$86,690	$157,632
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on cash and investments held in Trust Account	(2,093,811)	—
Unrealized gain on investments held in Trust Account		(895,570)
Changes in operating assets and liabilities:
Prepaid expenses	(102,217)	217,897
Accounts payable	23,418	(106,005)
Accrued expenses	1,313,679	132,936
Due to related party	90,000	60,000
Net cash used in operating activities	(682,241)	(433,110)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(980,000)	—
Cash withdrawn from Trust Account for redemption	115,071,882	—
Net cash provided by financing activities	114,091,882	—

Cash Flows from Financing Activities:
Proceeds from convertible promissory note – related party	1,585,000	—
Redemption of Class A ordinary shares	(115,071,882)	—
Offering costs paid	—	(45,000)
Net cash used in financing activities	(113,486,882)	(45,000)

Net change in cash	(77,241)	(478,110)
Cash - beginning of the period	91,049	501,242
Cash - end of the period	$13,808	$23,132
The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
Note 1 - Description of Organization and Business Operations
ARYA Sciences Acquisition Corp IV (the “Company”) was incorporated as a Cayman Islands exempted company on August 24, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
All activity for the period from August 24, 2020 (inception) through September 30, 2023 was related to the Company’s formation and initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of income earned on investments or cash held in the Trust Account (as defined below) from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 25, 2021.  On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Class A ordinary shares (the “Public Shares”), including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions (see Note 5). On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial Business Combination. In connection with this waiver, the underwriter also agreed that (i) this waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 499,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million (see Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and were invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described below. For more information on the partial liquidation of the Trust Account in connection with the adoption of the Extension Amendment Proposal and the related redemption of Class A ordinary shares, see below.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5).
These Public Shares are classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company adopted upon the consummation of the Initial Public Offering and subsequently amended in connection with the adoption of Extension Amendment Proposal described below (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares they hold in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete its Business Combination within the time period during which the Company is required to consummate a Business Combination pursuant to the Amended and Restated Memorandum and Articles of Association (the “Combination Period”), or (b) with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the assets in the Trust Account, in each case net of the interest that may be withdrawn to pay for the Company’s tax obligations. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
On February 28, 2023, the Company held an extraordinary general meeting of shareholders in view of approving an amendment to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which the Company has to consummate a Business Combination from March 2, 2023 (the “Original Termination Date”) to June 2, 2023 (the “Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to nine times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2024 or a total of up to thirty-six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Extension Amendment Proposal”). In connection with the initial three-month extension from the Original Termination Date to

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
the Articles Extension Date the Sponsor made an initial deposit into the Trust Account of $420,000 in exchange for the Second Convertible Promissory Note (as defined below). In connection with any subsequent optional monthly extensions following the Articles Extension Date, the Sponsor is expected to make deposits of $140,000 per month into the Trust Account, as provided for in the amendment to the Amended and Restated Memorandum and Articles of Association that was adopted on February 28, 2023.
The Company approved one-month extensions on June 2, 2023, July 2, 2023, August 2, 2023, September 2, 2023, October 2, 2023 and November 2, 2023 (the “Extensions”). Pursuant to such extensions, the Company has until December 2, 2023 to consummate an initial Business Combination (such time period, the “Business Combination Period”). In connection with the extensions on June 2, 2023, July 2, 2023, August 2, 2023, and September 2, 2023, the Company drew an aggregate amount of $560,000 (the “Extension Funds”) from the Second Convertible Promissory Note in the principal amount of up to $1,680,000. In connection with the extensions on October 2, 2023 and November 2, 2023, the Company drew an aggregate amount of $280,000 from the Third Promissory Note (as defined below). The Company drew additional funds under the Second Convertible Promissory Note and the Third Promissory Note in view of funding the Company’s ongoing working capital (for more information see Note 4).
As contemplated by the Amended and Restated Memorandum and Articles of Association, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the Extension Amendment Proposal. On February 28, 2023, the Extension Amendment Proposal was adopted and 11,259,169 Public Shares were redeemed for an aggregate amount of $115,071,882. Following the adoption of the Extension Amendment Proposal, the Company has 4,189,831 Class A ordinary shares, including 3,690,831 Public Shares and 499,000 Private Placement Shares, and 3,737,500 Class B ordinary shares issued and outstanding. Following the approval of the Extension Amendment Proposal, the Class B ordinary shares held by the initial shareholders represent 47.1% of the issued and outstanding ordinary shares.
Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. The Sponsor may not be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Going Concern
As of September 30, 2023, the Company had $13,808 in its operating bank account and working capital deficit of approximately $9.1 million.
The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $161,000 from the Sponsor pursuant to the Note (as defined in Note 4), the proceeds from the consummation of the Private Placement not held in the Trust Account, the First Convertible Promissory Note and the Second Convertible Promissory Note. The Company fully repaid the Note upon closing of the Initial Public Offering. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 4). As of September 30, 2023 and December 31, 2022, there were $1,705,000 and $120,000 of borrowings outstanding under the First Convertible Promissory Note and the Second Convertible Promissory Note (see Note 4 for additional information).
The Company cannot provide any assurance that new financing along the lines detailed above will be available to it on commercially acceptable terms, if at all. Further, the Company has until the end of the Combination Period to

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
consummate a Business Combination, but the Company cannot provide assurance that it will be able to consummate a Business Combination by that date. If a Business Combination is not consummated by the required date, there will be a mandatory liquidation and subsequent dissolution. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Basis of Presentation - Going Concern,” management has determined that the working capital deficit and mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The unaudited condensed financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete its initial Business Combination before the mandatory liquidation date; however, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period. No adjustments have been made to the carrying amounts of assets and liabilities should the Company be required to liquidate after the end of the Combination Period, nor do these unaudited condensed financial statements include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
Results of operations and the Company’s ability to complete a Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond its control. The Company’s business of pursuing and consummating an initial Business Combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, export controls, tariffs, trade wars, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in the Ukraine or the conflict in Israel and Palestine. The Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may materially impact the Company’s business and its ability to complete an initial Business Combination.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, certain disclosures included in the annual financial statements have been condensed or omitted from these financial statements as they are not required for interim financial statements. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected through December 31, 2023 or any future periods.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on April 6, 2023.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Concentration of Cash Balances
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of September 30, 2023. As of December 31, 2022, the Company had no cash equivalents, aside from the cash maintained in the Trust Account (see Note 8).
Use of Estimates
The preparation of unaudited condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements. Actual results could differ from those estimates.
Trust Account
Initially, the Company’s portfolio of investments was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest income and unrealized gain on investments held in Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described above (see Note 1).
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of September 30, 2023 and December 31, 2022, the carrying values of cash, accounts payable, accrued expenses and due to related party approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in Trust Account were comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less and were recognized at fair value. The fair value of investments held in Trust Account was determined using quoted prices in active markets. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described above (see Note 1).
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting and other costs incurred that were directly related to the Initial Public Offering and that were charged to Class A ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the Class A ordinary shares issued were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ deficit. The Public Shares feature certain redemption rights that are considered to be

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of September 30, 2023 and December 31, 2022, 3,690,831 and 14,950,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.
Income Taxes
FASB ASC Topic 740, “Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2023 and December 31, 2022. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2023 and December 31, 2022, there were no unrecognized tax benefits and no amounts were accrued for the payment of interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with the Cayman Islands’ income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited condensed financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net (Loss) Income per Ordinary Share
The Company has two classes of shares: Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted-average number of ordinary shares outstanding during the periods. Accretion associated with the Class A ordinary shares subject to possible redemption is excluded from earnings per share as the redemption value approximates fair value.
	For the Three Months Ended September 30,
	2023		2022
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per ordinary share:
Numerator:
Allocation of net (loss) income	$(226,106)	$(228,966)	$454,796	$110,026

Denominator:
Basic and diluted weighted average ordinary shares outstanding	3,690,831	3,737,500	15,449,000	3,737,500
Basic and diluted net (loss) income per ordinary share	$(0.06)	$(0.06)	$0.03	$0.03
	For the Nine Months Ended September 30,
	2023		2022
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income	$54,108	$32,582	$126,926	$30,706

Denominator:
Basic and diluted weighted average ordinary shares outstanding	6,206,616	3,737,500	15,449,000	3,737,500
Basic and diluted net income per ordinary share	$0.01	$0.01	$0.01	$0.01

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
Recent Accounting Pronouncements
The Company’s management does not believe there are any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s unaudited condensed financial statements.
Note 3 – Initial Public Offering
On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Public Shares, including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions. For more information on the waiver related to a portion of the deferred underwriting commissions that the Company received on August 8, 2022 and the partial liquidation of the Trust Account in connection with the adoption of the Extension Amendment Proposal and the related redemption of Class A ordinary shares, also see Note 1 above.
Note 4 – Related Party Transactions
Founder Shares
On January 4, 2021, the Sponsor paid $25,000 to cover for certain expenses on behalf of the Company in exchange for issuance of 3,737,500 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). In February 2021, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent directors. The Sponsor agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the Initial Public Offering. The underwriters fully exercised the over-allotment option on March 2, 2021; thus, these 487,500 Founder Shares were no longer subject to forfeiture.
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Shares
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.
The Private Placement Shares are not transferable or salable until 30 days after the completion of the initial Business Combination. Certain proceeds from the Private Placement Shares have been added to the proceeds from the Initial Public Offering held in the Trust Account.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.
Related Party Loans
On March 2, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”) and reclassify the outstanding amount due to related party as borrowing under the Note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $161,000 under the Note and fully repaid the Note upon closing of the Initial Public Offering. Subsequent to the repayment, the loan facility was no longer available to the Company.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon the consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. As of September 30, 2023 and December 31, 2022, the Company had no outstanding borrowings under the Working Capital Loans.
On November 7, 2022, the Company issued an unsecured convertible promissory note (the “First Convertible Promissory Note”) to the Sponsor, pursuant to which the Company borrowed $120,000 (the “First Convertible Working Capital Loan”) from the Sponsor for general corporate purposes. Such loan may, at the Sponsor’s discretion, be converted into Class A ordinary shares, par value $0.0001 per share, of the Company (the “Working Capital Shares”) at a conversion price equal to $10.00 per Working Capital Share. The terms of the Working Capital Shares will be identical to those of the Private Placement Shares that were issued to the Sponsor in connection with the Initial Public Offering. The First Convertible Working Capital Loan will not bear any interest and will be repayable by the Company to the Sponsor, if not converted or repaid on the effective date of a Business Combination involving the Company and one or more businesses. The maturity date of the First Convertible Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the First Convertible Promissory Note). The Company granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to that certain Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among the Company, the Sponsor and the other parties thereto (the “Registration and Shareholders Rights Agreement”). Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the Letter Agreement, dated February 25, 2021, by and among the Company, the Sponsor and the other parties thereto (the “Letter Agreement”). As of September 30, 2023 and December 31, 2022, there was $120,000 and $120,000 of borrowings outstanding under the First Convertible Promissory Note, respectively.
On February 28, 2023, the Company issued a non-interest bearing, unsecured convertible promissory note to the Sponsor in connection with the Extension Amendment Proposal, pursuant to which the Company may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that the Company is required to make pursuant to its Amended and Restated Memorandum and Articles of Association (as amended following the adoption of the Extension Amendment Proposal at the Company’s extraordinary general meeting of shareholders on February 28, 2023) and following the request of the Sponsor in connection with an optional monthly extension of the time period during which the Company may consummate a Business Combination (the “Second Convertible Promissory Note”). Up to $1,380,000 of the amounts loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares. This working capital loan outstanding pursuant to the Second Convertible Promissory Note (the “Second Working Capital Loan”) will not bear any interest, and will be repayable by the Company to the Sponsor to the extent the Company has funds available outside of the Trust Account and if not converted or repaid on the effective date of a Business Combination. The maturity date of the Second Convertible Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Second Convertible Promissory Note). The Company granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Second Convertible Promissory Note, which shall constitute “Registrable Securities” pursuant the Registration and Shareholders Rights Agreement. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the Letter Agreement.
On April 18, 2023, June 2, 2023, July 6, 2023, August 2, 2023 and September 5, 2023, the Company withdrew an additional $400,000, $140,000, $140,000, $140,000 and $165,000, respectively, from the Second Convertible

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
Promissory Note (see Note 1). As of September 30, 2023 and December 31, 2022, $1,585,000 and $0, respectively, was drawn under the Second Convertible Promissory Note. On September 2, 2023, the Company approved the fourth one-month extension of the Business Combination Period to October 2, 2023.
On September 27, 2023, the Company issued an unsecured promissory note to the Sponsor (the “Third Promissory Note”), pursuant to which the Company may borrow $900,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Company’s trust account in connection with the monthly extensions of the time period during which the Company may consummate a business combination in accordance with the Company’s amended and restated memorandum and articles of association, as amended during the shareholder meeting on February 28, 2023. This working capital loan outstanding pursuant to the Third Promissory Note (the “Third Working Capital Loan”) will not bear any interest. In the event that the Company does not consummate a Business Combination, the Third Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The maturity date of the Third Working Capital Loan may be accelerated upon the occurrence of an Event of Default. On October 2, 2023 and November 2, 2023, the Company approved the fifth and sixth one-month extension of the Business Combination Period, respectively. In connection with such extensions of the Business Combination Period to December 2, 2023, the Company drew an aggregate amount of $280,000 from the Third Promissory Note. As provided for in the Company’s amended and restated memorandum and articles of association, the Company deposited the extension funds into the trust account that was established by the Company in connection with its Initial Public Offering. The Company also drew $25,000 under the Third Promissory Note for working capital purposes. As of the filing date, $305,000 was drawn under the Third Promissory Note.
Administrative Support Agreement
Commencing on the date that the Company’s registration statement relating to its Initial Public Offering was declared effective through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. The Company incurred approximately $30,000 and $30,000 in general and administrative expenses in the accompanying unaudited condensed statements of operations for the three months ended September 30, 2023 and 2022, respectively. The Company incurred approximately $90,000 and $90,000 in general and administrative expenses in the accompanying unaudited condensed statements of operations for the nine months ended September 30, 2023 and 2022, respectively. As of September 30, 2023 and December 31, 2022, the Company had $180,000 and $90,000, respectively, included in due to related party on the condensed balance sheets.
Note 5 - Commitments and Contingencies
Registration Rights
The holders of Founder Shares and Private Placement Shares, including Private Placement Shares that may be issued upon conversion of Working Capital Loans, are entitled to registration rights pursuant to the Registration and Shareholders Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the Registration and Shareholders Rights Agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Shares, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments at the Initial Public Offering price less the underwriting discounts and commissions. On March 2, 2021, the underwriters fully exercised the over-allotment option.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
The underwriters were paid an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial Business Combination. In connection with this waiver, the underwriter also agreed that (i) this waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination. During the year ended December 31, 2022, the Company derecognized approximately $2.6 million of the deferred underwriting commissions and recorded an adjustment to the carrying value of the shares of Class A ordinary shares subject to redemption.
Note 6 - Class A Ordinary Shares Subject to Possible Redemption
The Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. As of September 30, 2023 and December 31, 2022, there were 3,690,831 and 14,950,000 Class A ordinary shares subject to possible redemption.
The Public Shares issued in the Initial Public Offering in connection with the over-allotment exercise were recognized in Class A ordinary shares subject to possible redemption as follows:
Gross proceeds	$149,500,000
Less:
Offering costs allocated to Class A ordinary shares subject to possible redemption	(8,734,896)
Plus:
Accretion on Class A ordinary shares subject to possible redemption amount	8,147,540
Plus:
Waiver of deferred underwriting commissions	2,616,250
Class A ordinary shares subject to possible redemption at December 31, 2022	151,528,894
Less:
Redemption of Class A ordinary shares	(115,071,882)
Plus:
Adjustment for accretion of Class A ordinary shares subject to possible redemption	3,073,810
Class A ordinary shares subject to possible redemption at September 30, 2023	$39,530,822
Note 7 - Shareholders’ Deficit
Preference Shares - The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2023 and December 31, 2022, there were no preference shares issued or outstanding.
Class A Ordinary Shares - The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share.  Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of September 30, 2023 and December 31, 2022, there were 4,189,831 and 15,449,000 Class A ordinary shares issued and outstanding, of which 3,690,831 and 14,950,000 shares, respectively, were subject to possible redemption and classified in temporary equity (see Note 6).
Class B Ordinary Shares - The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of September 30, 2023 and December 31, 2022, there were 3,737,500 Class B ordinary shares issued and outstanding (see Note 4).

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders at a general meeting of the Company. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
Note 8 – Fair Value Measurements
The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022 and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:
September 30, 2023
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
Cash held in Trust Account	$39,630,822	$—	$—
	$39,630,822	$—	$—
December 31, 2022
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$151,628,280	$—	$—
Cash equivalents – money market funds	614	—	—
	$151,628,894	$—	$—
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels of the hierarchy for the three and nine months ended September 30, 2023 and the year ended December 31, 2022. Level 1 instruments include investments U.S. Treasury securities with an original maturity of 185 days or less. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described above (see Note 1).

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2023
Note 9 - Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date the unaudited condensed financial statements were issued and has concluded that all such events, other than below, that would require recognition or disclosure have been recognized or disclosed.
On October 2, 2023 and November 2, 2023, the Company approved the fifth and sixth one-month extension of the Business Combination Period, respectively. Pursuant to such extensions, the Company has until December 2, 2023 to consummate an initial Business Combination. In connection with such extensions, the Company drew $280,000 from the Third Promissory Note. As provided for in the Company’s amended and restated memorandum and articles of association, the Company deposited these Extension Funds into the Trust Account that was established by the Company in connection with its initial public offering. On November 2, 2023, the Company drew an additional amount $25,000 from the Third Promissory Note to fund the Company’s future working capital needs. As of filing date, $305,000 was drawn under the Third Promissory Note.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
ARYA Sciences Acquisition Corp IV
Opinion on the Financial Statements
We have audited the accompanying balance sheets of ARYA Sciences Acquisition Corp IV (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Emphasis of Matter—Restatement of Unaudited Interim Financial Statements
As discussed in Note 2 to the financial statements, the Company previously accounted for its deferred underwriting fee waiver as a forgiveness of debt and recorded a gain on its statements of operations. Management has since re-evaluated its accounting treatment for the forgiveness and has determined that the forgiveness should have been treated as a credit to shareholders' deficit. Accordingly, the 2022 unaudited interim financial statements have been restated within Note 2 to correct the accounting and related disclosure for the forgiveness of the deferred underwriting fee.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by June 2, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company's auditor since 2021.
New York, New York
April 5, 2023
PCAOB ID Number 100

ARYA SCIENCES ACQUISITION CORP IV
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
	2022	2021
Assets
Current assets:
Cash	$91,049	$501,242
Prepaid expenses	55,400	368,797
Total current assets	146,449	870,039
Investments held in Trust Account	151,628,894	149,552,336
Total Assets	$151,775,343	$150,422,375

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$65,892	$173,073
Accrued expenses	5,994,774	5,812,109
Due to related party	90,000	—
Convertible promissory note - related party	120,000	—
Total current liabilities	6,270,666	5,985,182
Deferred underwriting commissions	2,616,250	5,232,500
Total liabilities	8,886,916	11,217,682

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 14,950,000 shares subject to possible redemption at approximately $10.14 and $10.00 per share as of December 31, 2022 and 2021, respectively	151,528,894	149,500,000

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of December 31, 2022 and 2021	—	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 499,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	50	50
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,737,500 shares issued and outstanding as of December 31, 2022 and 2021, respectively	374	374
Additional paid-in capital	—	—
Accumulated deficit	(8,640,891)	(10,295,731)
Total shareholders’ deficit	(8,640,467)	(10,295,307)
Total Liabilities and Shareholders’ Deficit	$151,775,343	$150,422,375
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
	2022	2021
General and administrative expenses	$1,009,074	$6,614,208
Loss from operations	(1,009,074)	(6,614,208)
Other income
Interest income and unrealized gain on investments held in Trust Account	2,076,558	52,336
Total other income	2,076,558	52,336
Net income (loss)	$1,067,484	$(6,561,872)
Basic and diluted weighted average shares outstanding of Class A ordinary shares	15,449,000	12,909,438
Basic and diluted net income (loss) per share, Class A ordinary share	$0.06	$(0.40)
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	3,630,651
Basic and diluted net income (loss) per share, Class B ordinary share	$0.06	$(0.40)
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 31, 2020	—	$—	—	$—	$—	$(13,539)	$(13,539)
Issuance of Class B ordinary shares to Sponsor	—	—	3,737,500	374	24,626	—	25,000
Sale of private placement shares to Sponsor in private placement	499,000	50	—	—	4,989,950	—	4,990,000
Accretion on Class A ordinary shares subject to possible redemption	—	—	—	—	(5,014,576)	(3,720,320)	(8,734,896)
Net loss	—	—	—	—	—	(6,561,872)	(6,561,872)
Balance - December 31, 2021	499,000	50	3,737,500	374	—	(10,295,731)	(10,295,307)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	587,356	587,356
Net income	—	—	—	—	—	1,067,484	1,067,484
Balance - December 31, 2022	499,000	$50	3,737,500	$374	$—	$(8,640,891)	$(8,640,467)
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$1,067,484	$(6,561,872)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest income and unrealized gain on investments held in Trust Account	(2,076,558)	(52,336)
Changes in operating assets and liabilities:
Prepaid expenses	313,397	(367,047)
Accounts payable	(107,181)	173,073
Accrued expenses	227,665	5,738,036
Due to related party	90,000	—
Net cash used in operating activities	(485,193)	(1,070,146)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(149,500,000)
Net cash used in investing activities	—	(149,500,000)

Cash Flows from Financing Activities:
Proceeds from convertible promissory note - related party	120,000	—
Proceeds from note payable to related party	—	127,075
Repayment of note payable to related party	—	(161,216)
Proceeds received from initial public offering, gross	—	149,500,000
Proceeds received from private placement	—	4,990,000
Offering costs paid	(45,000)	(3,384,471)
Net cash provided by financing activities	75,000	151,071,388

Net change in cash	(410,193)	501,242

Cash - beginning of the period	501,242	—
Cash - end of the period	$91,049	$501,242

Supplemental disclosure of noncash investing and financing activities:
Extinguishment of deferred underwriting commissions allocated to public shares	$2,616,250	$—
Issuance of Class B ordinary shares to Sponsor in exchange for payment of outstanding accounts payable balance	$—	$25,000
Offering costs included in prepaid expenses	$—	$2,000
Offering costs included in accrued expenses	$—	$70,000
Offering costs paid by related party under promissory note	$—	$22,925
Deferred underwriting commissions	$—	$5,232,500
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Note 1 - Description of Organization and Business Operations
ARYA Sciences Acquisition Corp IV (the “Company”) was incorporated as a Cayman Islands exempted company on August 24, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
All activity for the period from August 24, 2020 (inception) through December 31, 2022 was related to the Company’s formation and initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of income earned on investments held in the Trust Account (as defined below) from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 25, 2021. On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Class A ordinary shares (the “Public Shares”), including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions (see Note 6). On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial Business Combination. In connection with this waiver, the underwriter also agreed that (i) this waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 499,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million (see Note 5).
Upon the closing of the Initial Public Offering and the Private Placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and are invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
The Company will provide the holders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6).
These Public Shares are classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company will adopt upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares they hold in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within the time period during which the Company is required to consummate a Business Combination pursuant to the Amended and Restated Memorandum and Articles of Association (the “Combination Period”), or (b) with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the assets in the Trust Account, in each case net of the interest that may be withdrawn to pay for the Company’s tax obligations. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. The Sponsor may not be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Going Concern
As of December 31, 2022, the Company had approximately $91,000 in its operating bank account, and working capital deficit of approximately $6.1 million.
The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $161,000 from the Sponsor pursuant to the Note (as defined in Note 5), the proceeds from the consummation of the Private Placement not held in the Trust Account, the First Convertible Promissory Note and the Second Convertible

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Promissory Note. The Company fully repaid the Note upon closing of the Initial Public Offering. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 5). As of December 31, 2021, there were no amounts outstanding under any Working Capital Loan, and as of December 31, 2022, there was $120,000 of borrowings outstanding under the First Convertible Promissory Note (see Note 5 for additional information).
The Company cannot provide any assurance that new financing along the lines detailed above will be available to it on commercially acceptable terms, if at all. Further, the Company has until the end of the Combination Period to consummate a Business Combination, but the Company cannot provide assurance that it will be able to consummate a Business Combination by that date. If a Business Combination is not consummated by the required date, there will be a mandatory liquidation and subsequent dissolution. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Basis of Presentation - Going Concern,” management has determined that the working capital deficit and mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate (see Note 10). The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete its initial Business Combination before the mandatory liquidation date; however, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period. No adjustments have been made to the carrying amounts of assets and liabilities should the Company be required to liquidate after the end of the Combination Period, nor do these financial statements include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Note 2 – Restatement of Previously Issued Financial Statements
On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant to which such underwriter waived all rights to its 50% share (the “Waiver”) of the deferred underwriting commissions (the “Deferred Commissions”), which were payable upon completion of an initial business combination and deposited into the trust account established in connection with the Company’s Initial Public Offering. In connection with this Waiver, the underwriter also agreed that (i) this Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial business combination.
Historically, the Company had recognized a liability upon closing of its Initial Public Offering in March 2021 for a portion of the Deferred Commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the Initial Public Offering. In its previously issued unaudited condensed financial statements as of and for the period ended September 30, 2022 (the “Quarterly Report”), the Company recognized the Waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations. Upon subsequent review and analysis, management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to shareholders’ deficit.
Therefore, the Company’s management and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded that the financial statements as of and for the period ended September 30, 2022 (the “Affected Period”) included in the Quarterly Report should no longer be relied upon and that it is appropriate to restate the financial statements included in the Quarterly Report. As such, the Company has decided to restate the financial statements included in the Quarterly Report in this Report.
Impact of the Restatement
The impact of the restatement on the statements of operations, statements of changes in shareholders’ deficit and statements of cash flows for the Affected Period is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Statements of Operations:
	For the Three Months Ended September 30, 2022 (unaudited)
	As Previously Reported	Restatement Adjustment	As Restated
Loss from operations	$(180,405)	$—	$(180,405)
Gain from settlement of deferred underwriting commissions	2,616,250	(2,616,250)	—
Unrealized gain on investments held in Trust Account	745,227	—	745,227
Net income	$3,181,072	$(2,616,250)	$564,822
Basic and diluted weighted average shares outstanding of Class A ordinary shares	15,449,000	—	15,449,000
Basic and diluted net income per share, Class A ordinary share	$0.17	$(0.14)	$0.03
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	—	3,737,500
Basic and diluted net income per share, Class B ordinary share	$0.17	$(0.14)	$0.03
	For the Nine Months Ended September 30, 2022 (unaudited)
	As Previously Reported	Restatement Adjustment	As Restated
Loss from operations	$(737,938)	$—	$(737,938)
Gain from settlement of deferred underwriting commissions	2,616,250	(2,616,250)	—
Unrealized gain on investments held in Trust Account	895,570	—	895,570
Net income	$2,773,882	$(2,616,250)	$157,632
Basic and diluted weighted average shares outstanding of Class A ordinary shares	15,449,000	—	15,449,000
Basic and diluted net income per share, Class A ordinary share	$0.14	$(0.13)	$0.01
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	—	3,737,500
Basic and diluted net income per share, Class B ordinary share	$0.14	$(0.13)	$0.01
Statements of Changes in Shareholders’ Deficit
	For the three months ended September 30, 2022
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit			Total Shareholder’s Deficit
	Class A		Class B			As Previously Reported	Restatement Adjustment	As Restated
	Shares	Amount	Shares	Amount
Balance - June 30, 2022 (unaudited)	499,000	$50	3,737,500	$374	$—	$(10,805,600)	$—	$(10,805,600)	$(10,805,176)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(745,227)	2,616,250	1,871,023	1,871,023
Net income	—	—	—	—	—	3,181,072	(2,616,250)	564,822	564,822
Balance - September 30, 2022 (unaudited)	499,000	$50	3,737,500	$374	$—	$(8,369,755)	$—	$(8,369,755)	$(8,369,331)

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
	For the nine months ended September 30, 2022
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit			Total Shareholder’s Deficit
	Class A		Class B			As Previously Reported	Restatement Adjustment	As Restated
	Shares	Amount	Shares	Amount
Balance - December 31, 2021	499,000	$50	3,737,500	$374	$—	$(10,295,731)	$—	$(10,295,731)	$(10,295,307)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(847,906)	2,616,250	1,768,344	1,768,344
Net income	—	—	—	—	—	2,773,882	(2,616,250)	157,632	157,632
Balance - September 30, 2022 (unaudited)	499,000	$50	3,737,500	$374	$—	$(8,369,755)	$—	$(8,369,755)	$(8,369,331)
Statements of Cash Flow
	For the Nine Months Ended September 30, 2022 (unaudited)
	As Previously Reported	Restatement Adjustment	As Restated
Cash Flows from Operating Activities:
Net income	$2,773,882	$(2,616,250)	$157,632
Adjustments to reconcile net income to net cash used in operating activities:
Gain from settlement of deferred underwriting commissions	(2,616,250)	2,616,250	—
Unrealized gain on investments held in Trust Account	(895,570)	—	(895,570)
Changes in operating assets and liabilities	304,828	—	304,828
Net cash used in operating activities	(433,110)	—	(433,110)
Net cash used in financing activities	(45,000)	—	(45,000)
Net change in cash	(478,110)	—	(478,110)
Cash - beginning of the period	501,242	—	501,242
Cash - end of the period	$23,132	$—	$23,132
Supplemental disclosure of noncash investing and financing activities:
Extinguishment of deferred underwriting commissions allocated to public shares	$—	$2,616,250	$2,616,250
Note 3 - Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Concentration of Cash Balances
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 and 2021, aside from the cash maintained in the Trust Account (see Note 9).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets liabilities and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investments Held in Trust Account
The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest income and unrealized gain on investments held in Trust Account in the accompanying audited statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of December 31, 2022 and 2021, the carrying values of cash, accounts payable, accrued expenses and due to related party approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less and are recognized at fair value. The fair value of marketable securities held in Trust Account is determined using quoted prices in active markets.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting and other costs incurred that were directly related to the Initial Public Offering and that were charged to Class A ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the Class A ordinary shares issued were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ deficit. The Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 14,950,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A ordinary shares subject to possible redemption to equal the redemption value at the end of each reporting

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Income Taxes
FASB ASC Topic 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2022 and 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2022 and 2021, there were no unrecognized tax benefits and no amounts were accrued for the payment of interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income (Loss) per Ordinary Share
The Company has two classes of shares: Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the periods. Accretion associated with the Class A ordinary shares subject to possible redemption is excluded from earnings per share as the redemption value approximates fair value.
	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share:
Numerator:
Allocation of net income (loss)	$859,540	$207,944	$(5,121,501)	$(1,440,371)
Denominator:
Basic and diluted weighted average ordinary shares outstanding	15,449,000	3,737,500	12,909,438	3,630,651
Basic and diluted net income (loss) per ordinary share	$0.06	$0.06	$(0.40)	$(0.40)
Recent Accounting Pronouncements
The Company’s management does not believe there are any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s financial statements.
Note 4 – Initial Public Offering
On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Public Shares, including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions. On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial Business Combination. In connection with this waiver, the underwriter also agreed that (i) this waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination.
Note 5 – Related Party Transactions
Founder Shares
On January 4, 2021, the Sponsor paid $25,000 to cover for certain expenses on behalf of the Company in exchange for issuance of 3,737,500 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). In February 2021, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent directors. The Sponsor agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the Initial Public Offering. The underwriters fully exercised the over-allotment option on March 2, 2021; thus, these 487,500 Founder Shares were no longer subject to forfeiture.
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Shares
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.
The Private Placement Shares are not transferable or salable until 30 days after the completion of the initial Business Combination. Certain proceeds from the Private Placement Shares have been added to the proceeds from the Initial Public Offering held in the Trust Account.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.
Related Party Loans
On March 2, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”) and reclassify the outstanding amount due to related party as borrowing under the Note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $161,000 under the Note and fully repaid the Note upon closing of the Initial Public Offering. Subsequent to the repayment, the loan facility was no longer available to the Company.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon the consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. As of December 31, 2021, the Company had no outstanding borrowings under the Working Capital Loans.
On November 7, 2022, the Company issued an unsecured convertible promissory note (the “First Convertible Promissory Note”) to the Sponsor, pursuant to which the Company borrowed $120,000 (the “First Convertible Working Capital Loan”) from the Sponsor for general corporate purposes. Such loan may, at the Sponsor’s discretion, be converted into Class A ordinary shares, par value $0.0001 per share, of the Company (the “Working Capital Shares”) at a conversion price equal to $10.00 per Working Capital Share. The terms of the Working Capital Shares will be identical to those of the Private Placement Shares that were issued to the Sponsor in connection with the Initial Public Offering. The First Convertible Working Capital Loan will not bear any interest and will be repayable by the Company to the Sponsor, if not converted or repaid on the effective date of a Business Combination involving the Company and one or more businesses. The maturity date of the First Convertible Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Convertible Promissory Note). The Company granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to that certain Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among the Company, the Sponsor and the other parties thereto. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the Letter Agreement, dated February 25, 2021, by and among the Company, the Sponsor and the other parties thereto. As of December 31, 2022, there was $120,000 of borrowings outstanding under the First Convertible Promissory Note.
Administrative Support Agreement
Commencing on the date that the Company’s registration statement relating to its Initial Public Offering was declared effective through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. The Company incurred approximately $120,000 and $101,000 in general and administrative expenses in the accompanying statements of operations for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company had $90,000 and $0, respectively, included in due to related party on the balance sheets.
Note 6 - Commitments and Contingencies
Registration Rights
The holders of Founder Shares and Private Placement Shares, including Private Placement Shares that may be issued upon conversion of Working Capital Loans, are entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Shares, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Underwriting Agreement
The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments at the Initial Public Offering price less the underwriting discounts and commissions. On March 2, 2021, the underwriters fully exercised the over-allotment option.
The underwriters were paid an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial Business Combination. In connection with this waiver, the underwriter also agreed that (i) this waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination. During the year ended December 31, 2022, the Company derecognized approximately $2.6 million of the deferred underwriting commissions and recorded an adjustment to the carrying value of the shares of Class A ordinary shares subject to redemption.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. The impact of this action and related sanctions on the world economy is not determinable as of the date of this report and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of this report.
Note 7 - Class A Ordinary Shares Subject to Possible Redemption
The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. As of December 31, 2022 and 2021, there were 14,950,000 Class A ordinary shares subject to possible redemption.
The Public Shares issued in the Initial Public Offering in connection with the over-allotment exercise were recognized in Class A ordinary shares subject to possible redemption as follows:
Gross proceeds	$149,500,000
Less:
Offering costs allocated to Class A ordinary shares subject to possible redemption	(8,734,896)
Plus:
Accretion on Class A ordinary shares subject to possible redemption amount	8,734,896
Class A ordinary shares subject to possible redemption at December 31, 2021	149,500,000
Plus:
Waiver of deferred underwriting commissions	2,616,250
Less:
Adjustment for accretion of Class A ordinary shares subject to possible redemption	(587,356)
Class A ordinary shares subject to possible redemption at December 31, 2022	$151,528,894

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Note 8 - Shareholders’ Deficit
Preference Shares - The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares - The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 15,449,000 Class A ordinary shares issued and outstanding, of which 14,950,000 shares were subject to possible redemption and classified in temporary equity (see Note 7).
Class B Ordinary Shares - The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 3,737,500 Class B ordinary shares issued and outstanding (see Note 5).
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders at a general meeting of the Company. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
Note 9 – Fair Value Measurements
The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:
December 31, 2022
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$151,628,280	$—	$ —
Cash equivalents – money market funds	614	—	—
	$151,628,894	$—	$—
December 31, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$149,545,514	$—	$—
Cash equivalents – money market funds	6,822	—	—
	$149,552,336	$—	$—

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels of the hierarchy for the years ended December 31, 2022 and 2021. Level 1 instruments include investments U.S. Treasury securities with an original maturity of 185 days or less.
Note 10 - Subsequent Events
On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described below.
On February 28, 2023, following the date of the financial statements included in this Report, the Company held an extraordinary general meeting of shareholders in view of approving an amendment to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which the Company has to consummate a Business Combination from March 2, 2023 (the “Original Termination Date”) to June 2, 2023 (the “Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to nine times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2024 (each, an “Additional Articles Extension Date”) or a total of up to thirty-six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Extension Amendment Proposal”). In connection with the initial three-month extension from the Original Termination Date to the Articles Extension Date the Sponsor made an initial deposit into the Trust Account of $420,000, in exchange for the Second Convertible Promissory Note (as defined below). In connection with any subsequent optional monthly extensions following the Articles Extension Date, the Sponsor is expected to make deposits of $140,000 per month into the Trust Account, as provided for in the amendment to the Amended and Restated Memorandum and Articles of Association that was adopted on February 28, 2023.
As contemplated by the Amended and Restated Memorandum and Articles of Association, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the Extension Amendment Proposal. On February 28, 2023, the Extension Amendment Proposal was adopted and 11,259,169 Public Shares were redeemed for an aggregate amount of $115,071,882.05. Following the adoption of the Extension Amendment Proposal, the Company has 3,690,831 Class A ordinary shares, including 3,690,831 Public Shares and 499,000 Private Placement Shares, and 3,737,500 Class B ordinary shares issued and outstanding. Following the approval of the Extension Amendment Proposal, the Class B ordinary shares held by the initial shareholders represent 47.1% of the issued and outstanding ordinary shares.
On February 28, 2023, the Company issued a non-interest bearing, unsecured convertible promissory note to the Sponsor in connection with the Extension Amendment Proposal, pursuant to which the Company may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that the Company is required to make pursuant to its Amended and Restated Memorandum and Articles of Association (as amended following the adoption of the Extension Amendment Proposal at the Company’s extraordinary general meeting of shareholders on February 28, 2023) and following the request of the Sponsor in connection with an optional monthly extension of the time period during which the Company may consummate a Business Combination (the “Second Convertible Promissory Note”). Up to $1,380,000 of the amounts loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares. This working capital loan outstanding pursuant to the Second Convertible Promissory Note (the “Second Working Capital Loan”) will not bear any interest, and will be repayable by the Company to the Sponsor to the extent the Company has funds available outside of the Trust Account and if not converted or repaid on the effective date of a Business Combination. The maturity date of the Second Convertible Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Second Convertible Promissory Note). The Company granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Second Convertible

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Promissory Note, which shall constitute “Registrable Securities” pursuant to that certain Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among the Company, the Sponsor and the other parties thereto. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the Letter Agreement, dated February 25, 2021, by and among the Company, the Sponsor and the other parties thereto. As of the date of this Report, $600,000 was drawn under the Second Convertible Promissory Note.
The Company evaluated subsequent events and transactions that occurred up to the date the financial statements were issued, except for the events described above, and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

Adagio Medical, Inc.
Condensed Consolidated Balance Sheet
(in thousands, except share data)
	September 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$1,981	$5,547
Accounts receivable, net	70	—
Inventory, net	287	367
Prepaid expenses	262	291
Other current assets	175	527
Total current assets	2,775	6,732
Property and equipment, net	1,547	1,647
Right-of-use assets, net	167	292
Other assets	27	26
Total assets	$4,516	$8,697
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	$2,111	$1,011
Accrued liabilities	2,398	2,157
Operating lease liabilities, current	112	163
Convertible notes payables, current	27,619	9,500
Warrant liabilities	118	—
Term loan, current	1,690	—
Accrued transaction costs	1,848	—
Other accrued liabilities	1,054	137
Total current liabilities	36,950	12,968
Operating lease liabilities, long-term	58	134
Term loan, long-term	571	—
Other long-term liabilities	10	3
Total liabilities	37,589	13,105

Commitments and contingencies (Note 10)
Convertible preferred stock, $0.001 par value; 4,939,946 shares authorized, issued and outstanding with aggregate liquidation preference of $91,637 as of September 30, 2023 and December 31, 2022	91,469	91,469
Stockholders’ deficit
Common stock, $0.001 par value; 6,594,946 shares authorized as of September 30, 2023 and December 31, 2022; 767,174 shares and 762,762 shares issued as of September 30, 2023 and December 31, 2022, respectively; 760,572 shares and 756,160 shares outstanding as of September 30, 2023 and December 31, 2022, respectively	1	1
Additional paid-in capital	1,493	1,153
Accumulated other comprehensive income	27	28
Accumulated deficit	(126,063)	(97,059)
Total stockholders’ deficit	(124,542)	(95,877)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$4,516	$8,697
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Adagio Medical, Inc.
Unaudited
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)
Nine months ended September 30,	2023	2022
Revenue	$222	$189
Cost of revenue and operating expenses:
Cost of revenue	972	584
Research and development	13,625	13,401
Selling, general and administrative	8,234	3,909
Total cost of revenue and operating expenses	22,831	17,894
Loss from operations	(22,609)	(17,705)
Other income (expense)
Convertible notes fair value adjustment	(5,119)	—
Warrant liabilities fair value adjustment	(83)	—
Interest expense	(1,082)	—
Interest income	2	35
Other (expense) income, net	(113)	29
Total other income (expense)	(6,395)	64
Net loss	(29,004)	(17,641)
Other comprehensive income (loss):
Foreign currency translation adjustment	(1)	16
Comprehensive loss	$(29,005)	$(17,625)

Basic and diluted net loss per common share	$(38.19)	$(23.52)
Basic and diluted weighted average shares outstanding	759,489	750,084
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Adagio Medical, Inc.
Unaudited
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	4,939,946	$91,469	745,193	$1	763	$(73,386)	$4	$(72,618)
Foreign currency translation adjustment	—	—	—	—	—	—	16	16
Stock option exercises	—	—	10,467	—	21	—	—	21
Stock-based compensation	—	—	—	—	269	—	—	269
Net loss	—	—	—	—	—	(17,641)	—	(17,641)
Balance, September 30, 2022	4,939,946	$91,469	755,660	$1	$1,053	$(91,027)	$20	$(89,953)
	Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2022	4,939,946	$91,469	756,160	$1	$1,153	$(97,059)	$28	$(95,877)
Foreign currency translation adjustment	—	—	—	—	—	—	(1)	(1)
Stock option exercises	—	—	4,412	—	11	—	—	11
Stock-based compensation	—	—	—	—	329	—	—	329
Net loss	—	—	—	—	—	(29,004)	—	(29,004)
Balance, September 30, 2023	4,939,946	$91,469	760,572	$1	$1,493	$(126,063)	$27	(124,542)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Adagio Medical, Inc.
Unaudited
Condensed Consolidated Statements of Cash Flows
(in thousands)
Nine months ended September 30,	2023	2022
Cash flows from operating activities
Net loss	$(29,004)	$(17,641)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	399	360
Non-cash operating lease expense	119	109
Stock-based compensation	329	269
Provision for inventory impairment	21	(118)
Amortization of term loan discount	11	—
Loss on disposal of property and equipment	3	—
Change in fair value of convertible notes payables	5,119	—
Change in fair value of warrant liabilities	83	—
Net change in operating assets and liabilities
Accounts receivable, net	(73)	(9)
Inventories, net	57	191
Prepaid expenses and other current assets	381	(17)
Other assets	—	—
Accounts payable	1,102	344
Accrued liabilities	241	(32)
Accrued transaction costs	1,848	—
Other accrued liabilities	917	—
Operating lease liabilities	(121)	(108)
Other long-term liabilities	7	(2)
Net cash used in operating activities	(18,561)	(16,654)
Cash flows from investing activities
Purchases of property and equipment	(313)	(510)
Proceeds from sale of property and equipment	—	2
Purchases of software	(7)	—
Net cash used in investing activities	(320)	(508)
Cash flows from financing activities
Proceeds from exercise of common stock options	11	21
Proceeds from issuance of convertible notes payables	13,000	—
Proceeds from issuance of term loan	3,000	—
Repayment of term loan	(714)	—
Net cash provided by financing activities	15,297	21
Effect of foreign currency translation on cash and cash equivalents	18	187
(Decrease) in cash and cash equivalents	(3,566)	(16,954)
Cash and cash equivalents, beginning of period	5,547	18,853
Cash and cash equivalents, end of period	$1,981	$1,899

Supplemental disclosures of cash flow information:
Cash paid for interest	$154	$—
Supplemental schedule of non-cash financing activities:
Amount of term loan proceeds allocated to warrant liabilities	36	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
Note 1 - Organization and Description of Business
Adagio Medical, Inc. and its wholly-owned subsidiary (the “Company”) is a medical technology company focused on the development and commercialization of ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation, atrial flutter, and ventricular tachycardia. The Company’s technologies center on ultra-low temperature cryoablation (“ULTC”) and pulsed field cryoablation (“PFCA”), designed to produce durable, contiguous, transmural lesions anywhere in the heart using the Company’s proprietary consoles, catheters, and stylets. The Company received CE Marking in Europe for its iCLAS™ Cryoablation System in June 2020 and has commercially launched in select European markets. The Company has not launched commercially in the U.S. but is working towards obtaining the necessary regulatory approvals to do so.
The Company was incorporated in the state of Delaware on January 18, 2011, and is headquartered in Laguna Hills, California. Adagio Medical GmbH was formed in March 2020 and is a wholly-owned subsidiary that provides direct sales, distribution, marketing services, and clinical trial management in Europe.
Liquidity and Going Concern
The Company has limited revenue and has incurred operating losses and negative cash flows from operations since its inception and anticipates that it will continue to do so for at least the next several years. As of September 30, 2023 and December 31, 2022, the Company had cash and cash equivalents of $2.0 million and $5.5 million, respectively. For the nine months ended September 30, 2023 and 2022, net losses were $29.0 million and $17.6 million, respectively, and net cash used in operating activities was $18.6 million and $16.7 million, respectively. As of September 30, 2023 and December 31, 2022, the Company had an accumulated deficit of $126.1 million and $97.1 million, respectively, and working capital deficit of negative $34.2 million and negative $6.2 million, respectively.
Management does not believe the Company's current cash and cash equivalents are sufficient to fund operations for at least the next 12 months from the issuance date of the financial statements. Management believes that this raises substantial doubt about the Company’s ability to continue as a going concern.
Management intends to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination (the “SPAC transaction”) with a Special Purpose Acquisition Company (the “SPAC”) to obtain additional capital and align the Company’s long-term operating strategy (refer to Note 16-Subsequent Events for further detail), (ii) negotiate other cash equity or debt financing in the short-term, and (iii) continue to pursue the necessary regulatory approvals to launch commercially in the U.S. market. However, there can be no assurances that the current plans will generate any liquidity to the Company or be available on terms acceptable to the Company.
If the Company is unable to maintain sufficient financial resources, its business, financial condition, and results of operations will be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate its product discovery and development activities or future commercialization efforts. The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new standard at the time private companies adopt the new or revised standard.
Principles of Consolidation
The condensed consolidated financial statements include the accounts of Adagio Medical, Inc. and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates and Assumptions
The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates as one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less from the date of purchase, including its money market account, to be cash equivalents. All of the Company’s cash equivalents have liquid markets. Cash deposits held in accounts at each financial institution are insured up to $0.25 million by the Federal Deposit Insurance Corporation (“FDIC”). The Company maintains its cash in bank deposit accounts that, at times, may exceed FDIC insured limits. Any loss incurred or lack of access to uninsured funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows. Management does not expect any losses on such accounts.
Concentrations of Credit Risk and Off-Balance Sheet Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. The Company deposits its cash and cash equivalents with major financial institutions; however, at times, deposits may exceed the amount of insurance provided. The Company has not experienced any losses on its deposits since inception.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which immediately appointed the FDIC as receiver. SVB held $1.1 million of the Company’s cash and cash equivalents as of September 30, 2023. The Company’s full exposure was ultimately covered by the FDIC and no loss was incurred.
Revenue Recognition
The Company generates product revenue primarily from the sale of cryoablation catheters, stylets, esophageal warming balloons, and other accessories (collectively, the “Consumables”) used with the Company’s cryoablation consoles (“Consoles”). The Company sells its products directly to hospitals and medical centers. To a lesser extent, the Company also generates lease revenue from the implied rental of Consoles loaned to customers at no charge.
The Company accounts for revenue earned from contracts with customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company recognizes revenue from sales to customers applying the following five steps:
•	Step 1: Identify the contract with the customer.
•	Step 2: Identify the performance obligations in the contract.
•	Step 3: Determine the transaction price.
•	Step 4: Allocate the transaction price to the performance obligations in the contract.
•	Step 5: Recognize revenue when, or as, the company satisfies a performance obligation.
The Company’s customer contracts generally have performance obligations that contain deliverables consisting of the Consumables and may also include Consoles loaned to customers. The Company evaluates each promise within a multiple-performance obligation arrangement to determine whether it represents a distinct performance obligation. The primary performance obligations in the Company’s customer arrangements from which it derives revenue is the sale of the Consumables.
When the Company loans the Console to the customer, it retains title to the Console at all times and does not require minimum purchase commitments from the customer related to any Consumables. In such cases, the Company invoices the customer for the Consumables based on customer orders received. Over time, the Company expects to recover the cost of the loaned Console through the customer’s continued purchasing and use of additional Consumables. For these reasons, the Company has determined that part of the arrangement consideration for the Consumables is an implied rental payment for use of the Console. Therefore, the Company allocates the arrangement consideration between the lease components (i.e., the Console) and non-lease components (i.e., the Consumables) based on the relative estimated standalone selling price of each distinct performance obligation consistent with ASC 842, Leases and ASC 606. Revenue allocated to the lease components was not material for the nine months ended September 30, 2023 and 2022.
Revenue from sales to customers of the Consumables is classified as revenue in the Company’s condensed consolidated statements of operations and comprehensive loss. The delivery of the Consumables are performance obligations satisfied at a point in time, when the control of the goods is transferred to the customer (i.e., FOB Shipping Point). Revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the product.
Other Revenue Considerations
Revenue is reported net of sales tax. The Company has made the accounting policy election not to recognize a separate performance obligation for the shipment of products to the customer but to account for it as fulfillment cost.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
The Company’s contracts primarily include fixed consideration. The Company only includes estimated variable amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Customers are generally required to pay within 30 days.
Any incremental costs to obtain contracts are recorded as selling, general and administrative expense as incurred due to the short duration of the Company’s contracts.
The Company does not assess whether promised goods or services are performance obligations if they are deemed immaterial in the context of the contract with the customer. Additionally, the Company does not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.
For the nine months ended September 30, 2023 and 2022, revenue was generated only from European markets.
Inventory
Inventory consists of finished products and is valued at the lower of cost or net realizable value. Cost is determined principally under standard cost methods. Cost may include materials, labor and manufacturing overhead. The carrying value of inventory is reviewed for potential impairment whenever indicators suggest that the cost of inventory exceeds the carrying value and management adjusts the inventory to its net realizable value. The Company also periodically evaluates inventory for estimated losses from excess quantities and obsolescence and writes down the cost of inventory to net realizable value at the time such determinations are made. Net realizable value is determined using the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.
Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years, or, in the case of leasehold improvements, over the remaining life of the lease term.
Property and equipment includes equipment that is loaned to customers and located at customer premises. The Company retains ownership of the equipment held for evaluation by customers and has the right to remove the equipment if it is not being utilized according to expectations.
Concentrations
The Company had four suppliers exceed 10.0% of total accounts payable as of September 30, 2023, representing 75.8% of accounts payable. As of December 31, 2022, the Company had one supplier exceed 10.0% of total accounts payable, representing 17.1% of accounts payable.
The Company’s five and ten largest suppliers accounted for approximately 39.4% and 50.5%, respectively, of the Company’s expenditures for the nine months ended September 30, 2023. The Company’s five and ten largest suppliers accounted for approximately 21.6% and 31.2%, respectively, of the Company’s expenditures for the nine months ended September 30, 2022.
Impairment of Long-Lived Assets
The Company reviews long-lived assets, including property and equipment and finite-lived intangible assets, for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when the asset’s carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. For the nine months ended September 30, 2023 and 2022, the Company determined that there was no impairment of long-lived assets.
Foreign Currency Translation and Transactions
The assets, liabilities, and results of operations of Adagio Medical GmbH are recorded using the Euro as the designated functional currency, which is the currency of the primary economic environment in which Adagio Medical

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
GmbH operates. Consequently, transactions in currencies other than Euro are measured and recorded in Euro. Upon consolidation with the Company, its assets and liabilities are translated to U.S. Dollars at currency exchange rates as of the balance sheet date and its revenues and expenses are translated at the weighted-average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating this entity’s financial statements are reported in accumulated other comprehensive income (loss) in the condensed consolidated balance sheets and foreign currency translation adjustment in the condensed consolidated statements of operations and comprehensive loss.
Leases
The Company accounts for its lease property under ASC 842. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the condensed consolidated balance sheet as both a right-of-use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate, which is the rate for collateralized borrowings based on the current economic environment, current borrowings, value of leases, currency in which the lease obligation is satisfied, rate sensitivity, lease term and materiality. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.
The Company determines whether a contract is or contains a lease at the inception of the contract. A contract will be deemed to be or contain a lease if the contract conveys the right to control and direct the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from the use of the property, plant, and equipment.
The Company uses either its incremental borrowing rate or the implicit rate in the lease agreement as the basis to calculate the present value of future lease payments at lease commencement. The incremental borrowing rate represents the rate the Company would have to pay to borrow funds on a collateralize basis over a similar term and in a similar economic environment.
In calculating the right-of-use asset and lease liability, the Company elected to combine lease and non-lease components for its real estate leases. The Company adopted the policy election to exclude short-term leases having initial terms of twelve months from the initial recognition provisions of ASC 842. Refer to Note 9-Operating Leases for additional details.
The Company’s implied rental agreements for its consoles qualify as operating leases and as such, revenue is recognized in accordance with ASC 842, Leases and ASC 606, Revenue from Contracts with Customers. Revenue allocated to the lease components were not significant for the nine months ended September 30, 2023 and 2022.
Cost of Revenue
Cost of revenue includes raw materials, direct labor, manufacturing overhead, shipping and receiving costs and other less significant indirect costs related to the production of the Company’s products.
Cost of revenue also includes the depreciation expense of Consoles loaned to the customers.
Research and Development
Research and development expenses consist primarily of salaries, consulting fees, and employee-related costs (including stock-based compensation) for personnel directly engaged in research and development activities, clinical trial expenses, equipment costs, material costs, allocated rent and facilities costs, and depreciation. Research and development expenses relating to possible future products are expensed as incurred. The Company also accrues and expenses costs for activities associated with clinical trials performed by third parties as incurred.
Selling, General and Administrative
Selling, general and administrative consist primarily of salaries, and employee-related costs (including stock-based compensation) for personnel in executive, finance and other administrative functions, allocated rent and facilities

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, marketing costs and insurance costs. The Company expenses all selling, general, and administrative costs as incurred.
Accrued Transaction Costs
In connection with the expected Transaction (as defined in Note 7-Debt), the Company accrued transaction costs, consisting primarily of legal, accounting and other professional fees, which was incurred and expensed as of September 30, 2023 but not yet paid. The accrued expenses were recorded in accrued transaction costs on the condensed consolidated balance sheet.
Fair Value Measurements
Fair value measurements are based on the premise that fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the following three-tier fair value hierarchy is used in determining the inputs for measuring fair value:
•	Level 1-Quoted prices in active markets for identical assets or liabilities.
•	Level 2-Observable inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.
•
Level 3-Unobservable inputs which are supported by little or no market activity and consist of financial instruments valued using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.
Fair Value Option for Convertible Notes
As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company elected the fair value option to account for the convertible promissory notes issued in October 2022 (the “October 2022 Convertible Notes”) and April 2023 (the “April 2023 Convertible Notes”) in order to measure those liabilities at amounts that more accurately reflect the current economic environment in which the Company operates. The Company recorded the October 2022 Convertible Notes and the April 2023 Convertible Notes at fair value at issuance and subsequently remeasures them to fair value at each reporting period. Changes in fair value are recognized as convertible notes fair value adjustment in the statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the issuance of the October 2022 Convertible Notes and the April 2023 Convertible Notes were expensed as incurred (i.e., not recognized as deferred costs). Refer to Note 3-Fair Value Measurements for further detail.
Warrants
The Company accounts for certain common stock warrants outstanding as warrant liabilities at fair value, determined using the Black-Scholes option pricing model, on the condensed consolidated balance sheets in accordance with ASC 815, Derivatives and Hedging (“ASC 815”).
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
instruments that are initially classified as equity that become subject to reclassification are reclassified to a liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.
The liability is subject to re-measurement at each reporting period and any change in fair value is recognized in the condensed consolidated statements of operations and comprehensive loss. See Note 8-Warrants for additional information related to the warrants.
Term Loan
The Company accounts for the term loan at residual value on the date of issuance. The expected life of the term loan is the contractual term ending on the maturity date. The Company classifies the term loan as current liabilities within twelve months of the maturity date or when otherwise due. Interest expense is recognized in the condensed consolidated statements of operations and comprehensive loss over the contractual term of the loan. See Note 7-Debt for additional information related to the term loan.
Convertible Preferred Stock
The Company records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, holders of the convertible preferred stock can cause redemption for cash. Each share of preferred stock would automatically be converted into shares of common stock at the then effective conversion rate immediately upon the earlier of (i) the election of the holders of a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted to common stock basis, or (ii) the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, with aggregate offering proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least $75.0 million and a public offering price per share equal to at least $67.83 (subject to adjustments for stock dividends, splits, combinations and similar events).
As the preferred stock is considered to be contingently redeemable, the preferred stock has been classified outside of permanent equity. The preferred stock will be accreted to its redemption value if the deemed liquidation events are considered probable of occurring.
Stock-Based Compensation
The Company recognizes compensation expense for all stock-based awards issued to employees and non-employees based on the estimated grant-date fair value, which is recognized as expense on a straight-line basis over the requisite service period. The Company has elected to recognize forfeitures as they occur. The fair value of stock options is determined using the Black-Scholes option-pricing model. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions including expected volatility, expected term, risk-free interest rate and expected dividends in addition to the Company’s common stock valuation. Refer to Note 12-Stock-Based Compensation.
Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company considered the fair value of the common stock as of the grant date. The fair value of the common stock is determined based upon a variety of factors, including the Company’s financial position, historical performance and operating results, the Company’s stage of development, the progress of the Company’s research and development programs, the prices at which the Company sold its convertible preferred stock, the superior rights, preferences and privileges of the Company’s convertible preferred stock relative to its common stock, external market conditions affecting the medical technologies industry, the lack of marketability of the Company’s common stock, prospects of a transaction and market performance of peer companies. Significant changes to the key assumptions underlying the factors used could result in different fair values of the Company at each valuation date.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
Income Taxes
Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse and include Net Operating Loss (“NOL”) carryforwards and Research and Development (“R&D”) tax credit carryforwards. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.
The Company adopted ASU 2019-12, Simplifying the Accounting for Income Taxes in the first quarter of 2021 and has recorded franchise taxes not based on income outside of income tax expense. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest and penalties on its condensed consolidated balance sheets and has not recognized interest and/or penalties in the condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2023 and 2022, respectively.
To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits. Refer to Note 14-Income Taxes for additional details.
Recently Adopted Accounting Pronouncements
In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. The Company elected to early adopt ASU 2020-06 in the first quarter of 2021 with no material impact on the condensed consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 sets forth a “current expected credit loss” model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, available-for-sale debt securities and applies to certain off-balance sheet credit exposures. ASU 2016-13 is effective for smaller reporting companies in 2023. The Company adopted the guidance on January 1, 2023 with no material impact on the condensed consolidated financial statements.
Note 3 - Fair Value Measurements
The Company’s financial instruments include its money market accounts (included as part of cash and cash equivalents), accounts receivable, accounts payable, common stock warrant liabilities, and convertible notes payables. The recorded carrying amounts of cash and equivalents, accounts receivable and accounts payable approximates fair value due to their short-term nature. The convertible notes and common stock warrant liabilities are carried at fair value.
Assets and liabilities recognized at fair value on a recurring basis in the condensed consolidated balance sheets consists of cash equivalents, common stock warrant liabilities, and convertible notes payables. These items are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following tables summarize the Company’s financial instruments at fair value based on the fair value hierarchy for each class of instrument (in thousands):
September 30, 2023	Level 1	Level 2	Level 3
Assets:
Money market account	$55	$—	$—
Liabilities:
Convertible notes payables	$—	$—	$(27,619)
Common stock warrant liabilities	$—	$—	$(118)
December 31, 2022	Level 1	Level 2	Level 3
Assets:
Money market account	$90	$—	$—
Liabilities:
Convertible notes payables	$—	$—	$(9,500)
There were no transfers made among the three levels in the fair value hierarchy for the nine months ended September 30, 2023 and year ended December 31, 2022.
Convertible promissory notes
On October 27, 2022, the Company entered into a Note Purchase Agreement with investors for the issuance and sale of convertible promissory notes with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per year. On April 4, 2023, the October 2022 Convertible Notes were amended. Refer to Note 7-Debt for details.
On April 4, 2023, the Company issued a $5.0 million convertible promissory note that matures on the later of January 5, 2024, or the occurrence of certain events. The April 2023 Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Refer to Note 7-Debt for details.
The Company measures the October 2022 Convertible Notes and the April 2023 Convertible Notes (collectively, “Convertible Notes”) at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the Convertible Notes related to updated assumptions and estimates were recognized as convertible notes fair value adjustment within the condensed consolidated statements of operations and comprehensive loss.
In determining the fair value of the Convertible Notes as of September 30, 2023, the Company applied the probability-weighted expected return method (“PWERM”). The PWERM determines the value of an instrument based upon an analysis of future values for the potential instrument payouts under different future outcomes. The instrument value is based upon the present value of the probability of each future outcome becoming available to the instrument holders, and the rights of each security.
The Company calculated the estimated fair value of convertible promissory notes as of September 30, 2023 using the following assumptions:
October 2022 Convertible Notes	September 30, 2023
Discount rate	$25.9%
Expected Term (years)	0.27
Risk-Free interest rate	5.5%
Volatility	60%

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
April 2023 Convertible Notes	September 30, 2023
Discount rate	$21.9%
Expected Term (years)	0.27
Risk-Free interest rate	5.5%
Volatility	60%
The following table presents changes in the Level 3 convertible promissory notes measured at fair value for the periods ended September 30, 2023 and December 31, 2022, respectively (in thousands):
Nine months ended September 30, 2023	October 2022 Convertible Notes	April 2023 Convertible Notes
Balance (beginning of period)	$9,500	$—
Additions	—	13,000
Fair value measurement adjustments	4,608	511
Balance (end of period)	$14,108	$13,511
Year ended December 31, 2022	October 2022 Convertible Notes
Balance (beginning of year)	$—
Additions	9,500
Fair value measurement adjustments	—
Balance (end of year)	9,500
Common Stock Warrant Liabilities
The Company measured its common stock warrants at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the common stock warrants related to updated assumptions and estimates were recognized as warrant liabilities fair value adjustment, respectively, within the condensed consolidated statements of operations and comprehensive loss.
The Company calculated the estimated fair value of common stock warrant liabilities as of September 30, 2023, using the following assumptions:
September 30, 2023
Expected Volatility	50% - 60%
Risk Free rate	4.5% - 5.4%
Expected dividend yield	0.0%
Expected term (years)	1.0 - 9.3
Nine months ended September 30, 2023	Common Stock Warrant Liabilities
Balance (beginning of period)	$—
Additions	35
Fair value measurement adjustments	83
Balance (end of period)	$118
Note 4 - Inventory, net
Inventory as of September 30, 2023 and December 31, 2022 consists of the following (in thousands):
	September 30, 2023	December 31, 2022
Finished goods	$287	$367

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
The Company has no raw materials or work in process. Inventory is recorded net of manufacturing scrap of $87.3 thousand and $251.1 thousand for the nine months ended September 30, 2023 and 2022, respectively.
Note 5 - Property and Equipment
The Company’s property and equipment, net, as of September 30, 2023 and December 31, 2022 consisted of the following (in thousands):
	September 30, 2023	December 31, 2022
Machinery and equipment	$2,262	$1,997
Leasehold improvements	303	303
Tools and molds	221	221
Computer equipment	170	154
Demo equipment	66	66
Furniture and fixtures	49	53
Construction in process	54	54
Vehicles	39	39
Total property, plant, and equipment	3,164	2,887
Less: accumulated depreciation	(1,617)	(1,240)
Property and equipment, net	$1,547	$1,647
Depreciation expense was $0.4 million and $0.3 million for the nine months ended September 30, 2023 and 2022, respectively.
Note 6 - Accrued Liabilities
The following table presents details of accrued liabilities as of September 30, 2023 and December 31, 2022 (in thousands):
	September 30, 2023	December 31, 2022
Compensation and related expenses	$1,270	$1,229
Research and development expenses	901	846
Other	227	82
Total accrued liabilities	$2,398	$2,157
Note 7 - Debt
Outstanding debt as of September 30, 2023 and December 31, 2022 consists of the following (in thousands):
	September 30, 2023	December 31, 2022
October 2022 Convertible Notes measured at fair value	$14,108	$9,500
April 2023 Convertible Notes measured at fair value	13,511	—
SVB term loan	2,261	—
Total Outstanding Debt	$29,880	$9,500
October 2022 Convertible Notes
On October 27, 2022, the Company entered into the October 2022 Convertible Notes with investors for the issuance and sale of convertible promissory notes with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per year.
On April 4, 2023, the October 2022 Convertible Notes, which had an original maturity date of October 27, 2023, were subsequently amended to extend the maturity date to the latest of (i) January 5, 2024, (ii) termination of agreements

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
between the Company and ARYA Sciences Acquisition Corp IV (“ARYA”) in connection with a non-binding summary of certain proposed terms and conditions of a potential business combination (the “Transaction”), or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above.
The October 2022 Convertible Notes agreement was also amended to subordinate the October 2022 Convertible Notes to the April 2023 Convertible Notes (as described below) and provide for the conversion of all principal and accrued interest in respect of all the October 2022 Convertible Notes into shares of Series E Preferred Stock of the Company in connection with the Transaction.
In the event of the consummation of the Transaction, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into the type of securities that are issued in the Private Investment in Public Equity Financing (“PIPE Financing”) in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest under the October 2022 Convertible Notes, divided by seventy-five percent (75%) of the effective price of the securities sold in the PIPE Financing.
In the event of the sale of equity securities in the Company’s next round of equity financing of at least $10.0 million (excluding conversion of the October 2022 Convertible Notes) prior to the maturity date (a “Qualified Financing”), all principal and accrued interest shall be converted into shares or units of the same class or series as are sold in the Qualified Financing.
In the event of the sale of equity securities in the Company’s next round of equity financing prior to the maturity date that is not a Qualified Financing (“Non-Qualified Financing”), the notes will automatically convert into shares or units of the same class or series as are sold in such Non-Qualified Financing.
For the conversion under both Qualified Financing and Non-Qualified Financing, the per share/unit conversion price for such equity securities shall be the lesser of (i) seventy-five percent (75%) of the average per share/unit price in such equity financing and (ii) an amount equal to $146.9 million divided by the number of fully diluted common stock (or unit) equivalents at the time of the Qualified Financing or Non-Qualified Financing. In the event that (i) or (ii) applies, the Company may create a sub-series of the preferred security on identical terms to the security issued in the Qualified Financing or Non-Qualified Financing, except that the aggregate liquidation preference of the sub-series will equal the total principal and accrued interest under the notes at the time of conversion.
In the event there is no subsequent round of financing, the notes would become due and payable.
Refer to Note 16-Subsequent Events for additional information regarding the October 2022 Convertible Notes.
For the nine months ended September 30, 2023 and 2022, the interest expense was $576.3 thousand and nil, respectively.
April 2023 Convertible Notes
On April 4, 2023, the Company issued a $5.0 million convertible promissory note that matures on the later of January 5, 2024, or the occurrence of certain events as defined in the note agreement and accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $10.0 million in additional convertible promissory notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to a transaction. During the period from April 4, 2023 to September 30, 2023, the Company issued an additional $8.0 million.
For the nine months ended September 30, 2023, the interest expense was $321.6 thousand.
In the event of the consummation of the Transaction, this note shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $146.9 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
Upon termination of the Transaction and prior to a Qualified Financing, all of the principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $146.9 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In the event that the Company liquidates, the Company shall immediately upon the consummation of the Change of Control Transaction or the Liquidation Event and prior to any payment to the equity holders of the Company, pay to the Investor an amount equal to the greater of 120% of the sum of (i) the then-outstanding Principal Amount and all accrued and unpaid interest hereunder plus (ii) all accrued and unpaid dividends owed to the Investor or such amount if all then-outstanding Principal Amount and any accrued and unpaid interest had be converted into common stock..
Refer to Note 16-Subsequent Events for additional information regarding the April 2023 Convertible Notes.
SVB Term Loan
On February 3, 2023, the Company entered into an agreement to obtain an initial term loan advance of $3.0 million and a right to issue a subsequent term loan advance of $2.0 million pursuant to the Loan and Security Agreement (“LSA”) with Silicon Valley Bank (“SVB Term Loan”). The loans mature on January 1, 2025 and the Company must make monthly payments at a floating rate per annum equal to the greater of (1) seven percent (7.00%) and (2) the market prime rate plus one and one half of one percent (1.50%).
In connection with the issuance of the SVB Term Loan, the Company issued liability - classified warrants with a fair value of $28.5 thousand to purchase 32,720 shares of common stock of the Company (“Initial Warrants”), and a contingent right, with a fair value of $7.1 thousand, to obtain an additional 16,360 shares of the common stock (“Additional Warrants”) upon the nonoccurrence of the Interest Only Milestone. The Interest Only Milestone is when on or before April 30, 2023, no event of default has occurred that the Company provides SVB (i) the intent for the sale of all capital stock of the Company, or (ii) an executed term sheet for a priced equity financing of at least $40 million from the sale of the Company’s capital stock.
The initial recognition of the warrant liabilities and the contingent right resulted in a discount of $35.6 thousand to the SVB Term Loan. The discount is being amortized to interest expense over the term of the LSA.
As of September 30, 2023, the subsequent term loan advance of $2.0 million had not been drawn. As of September 30, 2023, the outstanding principal of SVB Term Loan is $2.4 million, and the unamortized debt discount is $24.3 thousand. For the nine months ended September 30, 2023, the interest expense was $184.5 thousand.
Note 8 - Warrants
SVB Common Stock Warrant
On February 3, 2023, in conjunction with the LSA, the Company issued Initial Warrants to purchase 32,720 shares of common stock of the Company, and a contingent right to obtain an additional 16,360 shares of the common stock upon the nonoccurrence of the Interest Only Milestone as mentioned above. The Additional Warrants are subject to the same terms as the Initial Warrants (collectively “SVB Warrants”). As of September 30, 2023, all the Additional Warrants had been distributed.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
The exercise price of the SVB Warrants is $7.97 per share. The warrants are fully exercisable and will expire on February 3, 2033.
Note 9 - Operating Leases
The Company leases distribution and research and development facilities as well as sub-leases office and manufacturing space from third parties and related parties (refer to Note 15-Related Party Transactions) under its operating leases. The leases have expirations ranging from March 2024 to June 2026, some of which include rent escalations or an option to extend the lease for up to three years per renewal. The exercise of lease renewal options is at the sole discretion of the Company. Where leases contain an option to renew, any period beyond the option date is only included as part of the lease term if the Company is reasonably certain to exercise the option.
As of September 30, 2023 and December 31, 2022, the Company does not have any finance or short-term leases and has not entered into any leases which have not yet commenced that would entitle the Company to significant rights or create additional obligations.
The following table summarizes quantitative information of the Company’s operating leases for the nine months ended September 30, 2023 and 2022 (in thousands):
Nine months ended September 30,	2023	2022
Operating cash flows paid for operating leases	$133	$129
Weighted average remaining lease term (years)	1.7	2.3
Weighted average discount rate	8.0%	8.0%
Nine months ended September 30, 2022
Right-of-use assets acquired under operating lease on the adoption of ASC 842 on January 1, 2022	$440
Operating lease liabilities acquired under operating lease on the adoption of ASC 842 on January 1, 2022	$443
Operating lease cost was $0.2 million and $0.1 million for the nine months ended September 30, 2023 and 2022, respectively. The Company did not incur any variable lease cost for the nine months ended September 30, 2023 and 2022.
The following table presents the future minimum payments under the non-cancelable operating leases as of September 30, 2023 (in thousands):
Nine months ended September 30,
Three months ending December 31, 2023	$39
2024	87
2025	37
2026	19
Total undiscounted future cash flows	182
Less: imputed interest	(12)
Total operating lease liability	$170
Note 10 - Commitments and Contingencies
Litigation
The Company is not currently party to any legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings, if any.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
Note 11 - Mezzanine Equity and Stockholders’ Deficit
Authorized Shares
The Company’s Amended and Restated Articles of Incorporation authorize the issuance of two classes of stock designated as common and preferred stock, each having a par value of $0.001 per share. The number of shares authorized at September 30, 2023 is 11,534,892 consisting of 6,594,946 shares of common stock and 4,939,946 shares of preferred stock, designated as Series A, Series B, Series C, Series D, and Series E preferred stock in the amounts included in the table below.
Convertible Preferred Stock
The Company classifies convertible preferred stock as temporary equity on the accompanying condensed consolidated balance sheets, as all such preferred stock is redeemable either at the option of the holder or upon an event outside the control of the Company. The requirements of a deemed liquidation event, as defined within its amended and restated certificate of incorporation filed in November 2020, are not entirely within the Company’s control. In the event of such a deemed liquidation event, the proceeds from the event are distributed in accordance with the liquidation preferences, provided that the holders of preferred stock have not converted their shares into common stock. The Company records the issuance of preferred stock at the issuance price less related issuance costs. The Company has not adjusted the carrying value of outstanding preferred stock to its liquidation preference because a deemed liquidation event is not probable of occurring as of the end of the reporting period.
The following table summarizes information related to issuance of the Company’s preferred stock at September 30, 2023 and December 31, 2022 (in thousands, except share data):
Preferred Stock Class	Number of Shares Authorized	Shares Issued and Outstanding	Carrying Value(1)	Conversion Price Per Share	Number of Common Stock Equivalent Shares	Liquidation Preference
Series A	270,856	270,856	$2,500	$9.23	270,856	$2,500
Series B	815,730	815,730	10,626	13.04	815,730	10,637
Series C	981,596	981,596	15,988	16.30	981,596	16,000
Series D	992,064	992,064	19,990	20.16	992,064	20,000
Series E	1,879,700	1,879,700	42,365	22.61	1,879,700	42,500
	4,939,946	4,939,946	$91,469		4,939,946	$91,637
(1)	The carrying value reflects the gross proceeds received from the sale of the preferred stock less issuance costs.
The relative rights, terms, privileges, and restrictions granted to or imposed upon preferred stockholders are described below:
Preferred Stock – Dividends
Prior and in preference to any declaration or payment of any dividends to the holders of common stock, the holders of preferred stock shall be entitled to receive dividends out of any assets legally available therefor, at the rate of eight percent (8%) of the original issue price per share per annum. The original issue price of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively. The dividends shall not be cumulative.
In the event that the dividend amount declared by the Board of Directors of the Company is insufficient to permit payment of the full aforesaid dividends, such dividends will be paid ratably to each holder of preferred stock in proportion to the dividend amounts to which each holder of preferred stock is entitled. After payment of the full amount of the aforesaid dividends, any additional dividends declared shall be distributed to the holder of common stock and preferred stock in proportion to the number of shares of common stock that would be held by such holder on an as-converted to common stock basis.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
No dividends on preferred stock or common stock have been declared by the Board of Directors as of September 30, 2023 and December 31, 2022.
Liquidation Preference
In the event of liquidation of the Company, including a merger, acquisition, or sale of all or substantially all the assets of the Company, holders of preferred stock are entitled to receive an amount equal to the original issue price of each share of preferred stock held plus any dividends declared but not yet paid, prior to any distribution of assets or surplus funds of the Company to common stock shareholders. After payment has been made to the holders of the preferred stock of the full amounts to which they are entitled as noted above, the remaining assets would be distributed among the holders of the common stock pro rata based on the number of shares of common stock held by each holder.
If, at the time of liquidation, the assets are insufficient to permit full payment of the liquidation preferences of the series listed in the order above, the assets must be distributed ratably among the holders of the series in proportion to the full preferential amount each such holder is otherwise entitled to receive in respect to such shares.
Voting Rights
So long as the shares of preferred stock that are convertible into at least 1,000,000 shares of common stock (subject to appropriate adjustment in the event of any stock dividends, stock split, combination or other similar recapitalization with respect to the common stock) are issued and outstanding, the holders of preferred stock, voting as a separate class on an as-converted to common stock basis, shall have the right to elect four members of the Board of Directors of the Company. The holders of common stock, voting as a separate class, shall have the right to elect one member of the Board of Directors. The remaining directors shall be elected by the holders of the common stock and the preferred stock, voting together as a single class on an as-converted to common stock basis.
On all other matters, the holders of the preferred stock shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.
Fractional votes by the holders of preferred stock shall not be permitted and any fractional voting rights shall be rounded to the nearest whole number.
Conversion Rights
Each share of preferred stock shall be convertible, at the option of the holder, into shares of common stock without the payment of any additional consideration. The preferred stock shall be convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the conversion price per share in effect for the preferred stock at the time of conversion into the per share conversion value. The initial per share conversion price of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively. The initial conversion price is subject to adjustment for antidilution provisions, as defined. The per share conversion value of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively.
Each share of preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate immediately upon the earlier of (i) the election of the holders of a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted to common stock basis, or (ii) the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1033, as amended, with aggregate offering proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least $75.0 million and a public offering price per share equal to at least $67.83 (subject to adjustments for stock dividends, splits, combinations and similar events).
Protective Provisions
So long as there are at least 1,000,000 shares of preferred stock outstanding, the Company shall not (by merger, reclassification, amendment or otherwise), without first obtaining the approval of the holders of at least seventy percent (70%) of the then outstanding shares of preferred stock, voting separately as a class, to, among other things: (i) amend the certificate of incorporation or bylaws; (ii) adversely alter or change the rights, preferences or privileges of the preferred stock; (iii) increase or decrease the aggregate number of authorized shares of any class of the capital stock of the Company.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
So long as shares of Series E preferred stock that are convertible into at least 500,000 shares of common stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) are issued and outstanding, the Company shall not directly or indirectly (by merger, reclassification, amendment or otherwise), without first obtaining the approval of the holders of at least a majority of the voting power of the then outstanding shares of Series E preferred stock, voting separately as a class, to, among other things: (i) amend, alter, repeal or waive any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the holders of the Series E preferred stock in a manner different from any other series of preferred stock; (ii) create or authorize the creation of or issue any other security convertible into to exercisable for any equity security having rights, preferences or privileges senior to the Series E preferred stock; (iii) increase or decrease the authorized number of shares of Series E preferred stock.
Common Stock
Each share of common stock is entitled to one vote.
Common stock reserved for future issuance consisted of the following as of September 30, 2023 and December 31, 2022:
	September 30, 2023	December 31, 2022
Conversion of preferred stock	4,939,946	4,939,946
Stock options issued and outstanding under the 2012 and 2022 Plan	755,559	619,527
Common shares available for future grant under the 2012 and 2022 Plan	18,454	160,155
Common stock reserved for future issuance	5,713,959	5,719,628
Note 12 - Stock-Based Compensation
2012 Stock Incentive Plan
In January 2011, the Board approved the 2012 Stock Incentive Plan (the “2012 Plan”), which permitted grants of Incentive Stock Options (“ISOs”) and Non-statutory Stock Options (“NSOs”) to employees, directors and consultants. The maximum number of shares that can be granted under the 2012 Plan cannot exceed 1,255,000 shares. The 2012 Plan had a maximum 10-year term and as such, terminated in January 2022.
2022 Stock Incentive Plan
In April 2022, the Board approved, in conjunction with the termination of the 2012 Plan, the 2022 Stock Incentive Plan (the “2022 Plan”), permitting ISOs and NSOs to employees, directors and consultants. The maximum number of shares granted under the 2022 Plan cannot exceed 203,855 plus any shares subject to stock options granted under the 2012 Plan that expired or were otherwise terminated without having been exercised in full, were forfeited, or were repurchased by the Company. The 2022 Plan is intended as the successor to and continuation of the 2012 Plan (thereafter both the 2012 and 2022 Plans are referred to as the “Stock Incentive Plan”).
The Stock Incentive Plan provides a means whereby participants may purchase shares of common stock pursuant to ISOs or NSOs and such persons may be granted shares of common stock for consideration consisting of cash and/or past services rendered to or on behalf of the Company. ISOs may only be granted to employees. NSOs and stock purchase rights may be granted to employees and consultants. Generally, options awards only have service conditions that need to be met for the awards to vest, with the exception of grants to two non-employees that had performance obligations that were deemed to be immaterial.
The stock options generally vest over four years and have a ten-year contractual term. The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. As the Company lacks company-specific historical and implied volatility information required for valuation, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected life term of ISOs that were granted after 2013 was determined using the “simplified method” provided by the Securities and Exchange Commission in Staff Accounting Bulletins Number 107 and 110. The expected life term of NSOs is determined either by using the

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
“simplified method,” or by calculating the time to expiry from the grant date. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. Expected dividend yield is zero as the Company has never paid nor does it expect to pay any cash dividend in the near future.
The weighted average assumptions used to estimate the fair value of stock option granted during the nine months ended September 30, 2023 and 2022 are listed in the table below:
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Risk-free interest rate	3.66%	2.91%
Expected dividend yield	— %	— %
Expected term in years	6.31	6.83
Expected volatility	38.48%	36.68%
The following table summarizes stock option activity during the nine months ended September 30, 2023 and 2022:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2022	619,527	$6.73	7.87	$252
Granted	155,000	$3.86
Exercised	(5,669)	$3.22
Forfeited	(11,299)	$7.45
Expired	(2,000)	$0.93
Outstanding, September 30, 2023	755,559	$6.17	7.68	$334
Vested and expected to vest, September 30, 2023	722,884	$6.18	7.63	$326
Vested and exercisable, September 30, 2023	415,461	$6.38	6.93	$248
The Company received $11.3 thousand related to stock options exercised during the nine months ended September 30, 2023. Certain stock option grants under the Stock Incentive Plan allow the recipient to exercise the options prior to the options becoming fully vested. Under the Stock Incentive Plan, the Company retains the right to repurchase common shares that have been issued upon early exercise of options at the original issue price. Cash received for the early exercise of unvested stock options is initially recorded as a liability. At each reporting date, the vested shares are released to equity.
The total Intrinsic value for stock options exercised during the nine months ended September 30, 2023 was $29.7 thousand. The fair value of awards vested during the nine months ended September 30, 2023 was $0.3 million. As of September 30, 2023, the total unrecognized compensation related to unvested stock option awards granted was $0.8 million, which the Company expects to recognize over a weighted-average period of approximately 2.4 years.
Total Stock-Based Compensation
The following table summarizes the total stock-based compensation expense for the stock options expense recorded in the condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2023 (in thousands):
Nine months ended September 30, 2023
Selling, general and administrative	$241
Research and development	88
Total stock-based compensation	$329

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
Note 13 - Net Loss Per Common Share
Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per common share excludes the potential impact of the Company’s convertible preferred stock, common stock warrants, and common stock options because the Company’s net losses would cause such shares to be anti-dilutive. Therefore, as the Company recorded net losses in the periods presented, basic and diluted net loss per common share are the same.
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):
Nine months ended September 30,	2023	2022
Numerator:
Net loss attributable to common stockholders	$(29,004)	$(17,641)
Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders – basic and diluted	759,489	750,084
Net loss per share attributable to common stockholders – basic and diluted	(38.19)	(23.52)
The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would be anti-dilutive:
	September 30, 2023	September 30, 2022
Convertible preferred stock	4,939,946	4,939,946
Stock options	755,559	614,671
Common stock warrants	49,080	—
Total	5,744,585	5,554,617
Note 14 - Income Taxes
The Company accounts for income taxes in accordance with ASC 740. Under the provisions of ASC 740, management is required to evaluate whether a valuation allowance should be established against its deferred tax assets. The Company currently has a full valuation allowance against our deferred tax assets. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. For the nine months ended September 30, 2023, there was no material change from fiscal year ended December 31, 2022 in the amount of the Company's deferred tax assets that are not considered to be more likely than not to be realized in future years.
For the nine months ended September 30, 2023, the effective tax rate for the Company’s operations was 0.0%. The effective tax rate differed from the U.S. federal statutory rate primarily due to state income taxes, losses from the German subsidiary that is subject to different effective tax rates, stock-based compensation, fair value adjustments for convertible notes and warrant liabilities, and a change in the valuation allowance that offset the tax benefit on the current period pre-tax loss.
For the nine months ended September 30, 2022, the effective tax rate for the Company’s operations was 0.0%. The effective tax rate differed from the U.S. federal statutory rate primarily due to state income taxes, losses from the German subsidiary that is subject to different effective tax rates, stock-based compensation and a change in the valuation allowance that offset the tax benefit on the current period pre-tax loss.
Note 15 - Related Party Transactions
Shared Services Agreement
During the nine months ended September 30, 2023 and 2022, the Company incurred $1.0 million and $0.8 million, respectively, for finance and accounting services and other general and administrative support services (“Shared

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
Services Agreement”) to Fjord Ventures (“Fjord”), a company owned and operated by the Company’s CEO. The transactions are recorded as selling, general and administrative expenses on the condensed consolidated statements of comprehensive loss.
Laguna Hills Sublease
In addition to the Shared Services Agreement, the Company also sub-leases approximately 4,992 square feet of office and manufacturing space in Laguna Hills, California from Fjord. During the nine months ended September 30, 2023 and 2022, the Company incurred $0.1 million and $0.1 million of lease expense, respectively, under the sub-lease agreement.
Refer to Note 9-Operating Leases for further detail.
October 2022 Convertible Notes
On October 27, 2022, the Company issued a $0.5 million convertible promissory note to Fjordinvest, LLC (“Fjordinvest”), a company owned and operated by the Company’s CEO. On April 4, 2023, the October 2022 Convertible Notes were amended. Refer to Note 7-Debt and Note 16 – Subsequent Events for additional information regarding the October 2022 Convertible Notes.
Note 16 - Subsequent Events
The Company evaluates subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements are issued. Based upon this review, other than disclosed, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
Amendment of October 2022 Convertible Notes
On November 28, 2023, the October 2022 Convertible Notes, which were amended on April 4, 2023, were subsequently amended to subordinate the October 2022 Convertible Notes to the November 2023 Convertible Notes (as described below).
In the event of the consummation of the Transaction, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into shares of the Company’s common stock at the per share converted price of (i) 75% multiplied by (ii) (A) $24,000,000 divided by (B) the number of the Company’s fully-diluted common stock equivalents at the time of the closing of the Transaction.
Amendment of April 2023 Convertible Notes
On November 28, 2023, the April 2023 Convertible Notes, were amended to align certain terms of the April 2023 Convertible Notes to the November 2023 Convertible Notes.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
Upon termination of the Transaction and prior to a Qualified Financing, all of the principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
November 2023 Convertible Notes
On November 28, 2023 the Company issued to Perceptive Life Sciences Master Fund, Ltd. (“Perceptive PIPE Investor”) a $2.0 million convertible promissory note that matures on the later of January 5, 2024, or the occurrence of certain events as defined in the note agreement and accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $6.0 million in additional convertible promissory notes (“Delayed Draw Commitment”) available beginning one month after November 28, 2023 through the occurrence of an ARYA stockholder vote with regard to a transaction.
In the event of the consummation of the Transaction, this note shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
Upon termination of the Transaction and prior to a Qualified Financing, all of the principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
The November 2023 Convertible Notes matures on the latest of (i) January 5, 2024, (ii) termination of agreements between the Company and ARYA in connection with the Transaction, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above, and accrues simple interest at eight percent (8.0%) per annum.
Amendment of November 2023 Convertible Notes
In December 2023, the November 2023 Convertible Notes were amended to permit the issuance of a Delayed Draw Commitment in the principal amount of $1.0 million and $2.0 million on December 13, 2023 and December 28, 2023, respectively. The combined $3.0 million convertible promissory notes were issued pursuant to the clause and terms in the November 2023 Convertible Notes agreement.

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
Strategic Realignment of Resources and Corporate Restructuring
On December 1, 2023, the Company’s management approved a strategic realignment of resources and corporate restructuring (the “RIF”) designed to reallocate capital, conformant to its business focus for the next two years.
As part of the RIF, the Company initiated a reduction in its current workforce of 20 employees, representing approximately 19% of the Company’s employees, which was completed on December 15, 2023. In compliance with the Worker Adjustment and Retraining Notification Act, the Company has provided termination notices to affected employees and government authorities if required.
The Company made no payment for severance or related benefit costs. The Company made no payment of retention bonuses.
Potential position eliminations in each country are subject to local law and consultation requirements, which may extend the restructuring implementation beyond December 31, 2023 in Europe. The Company may also incur other minimal charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the restructuring.
Business Combination Agreement
On February 13, 2024, ARYA, a Cayman Islands exempted company, Aja HoldCo, Inc., a Delaware corporation (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), the Company, and Aja Merger Sub 2, Inc., a Delaware corporation (“Company Merger Sub”) entered into the business combination agreement pursuant to which (i) ARYA Merger Sub will be merged with and into ARYA (the “ARYA Merger”), with ARYA surviving the ARYA Merger as a direct wholly-owned subsidiary of ListCo and (ii) Company Merger Sub will be merged with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with Adagio surviving the Adagio Merger as a direct wholly-owned subsidiary of ListCo (the “Business Combination”). In connection with the consummation of the Business Combination, ListCo will change its name to “Adagio Medical, Inc.” (“New Adagio”).
The closing of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, the receipt of required approval by the stockholders of the Company and ARYA, required regulatory approvals and the fulfillment of other conditions set forth in the Merger Agreement, and the effectiveness of the registration statement to be filed with the U.S. Securities and Exchange Commission in connection with the business combination.
New Adagio Convertible Notes and 2024 Bridge Financing Note
In connection with the Business Combination, certain investors executed a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the closing date to the certain investors (“Convert Investors”) $20,000,000 of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio common stock, and warrants (the “Convert Warrants”), each of which which will be exercisable on a cashless basis or for one share of New Adagio common stock at $24.00 per share, subject to adjustment (the “Base Convert Financing”). The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, the Company and ListCo (the “2024 Bridge Financing Note Subscription Agreement”). On the closing date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 of New Adagio Convertible Notes and 937.500 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement (such additional investment by the Perceptive PIPE Investor, the “Perceptive Convertible Note Commitment,” and together with the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the

Adagio Medical, Inc.
Unaudited
Notes to Condensed Consolidated Financial Statements
closing date, the Perceptive PIPE Investor may request that on the closing date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced or a combination of both. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio common stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

Adagio Medical, Inc.
Independent Auditor’s Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Adagio Medical, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Adagio Medical, Inc. as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Adagio Medical, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Change in Accounting Principle
On January 1, 2022, the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases. The effects of the adoption are described in Note 2 to the consolidated financial statements.
Basis for Opinion
These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Adagio Medical, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Adagio Medical, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.
Red Bank, New Jersey
October 17, 2023
PCAOB ID Number 100

Adagio Medical, Inc.
Consolidated Balance Sheet
(in thousands, except share data)
Year ended December 31,	2022	2021
Assets
Current assets
Cash and cash equivalents	$5,547	$18,853
Accounts receivable	—	33
Inventory, net	367	334
Prepaid expenses	291	263
Other current assets	527	241
Total current assets	6,732	19,724
Property and equipment, net	1,647	1,698
Right-of-use assets, net	292	—
Other assets	26	22
Total assets	$8,697	$21,444
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	$1,011	$578
Accrued liabilities	2,157	2,010
Operating lease liabilities, current	163	—
Convertible notes payable, current	9,500	—
Other accrued liabilities	137	—
Total current liabilities	12,968	2,588
Operating lease liabilities, long-term	134	—
Other long-term liabilities	3	5
Total liabilities	13,105	2,593

Commitments and contingencies (Note 9)
Convertible preferred stock, $0.001 par value; 4,939,946 shares authorized, issued and outstanding with aggregate liquidation preference of $91,637 as of December 31, 2022 and 2021	91,469	91,469
Stockholders’ deficit
Common stock, $0.001 par value; 6,594,946 shares authorized as of December 31, 2022 and 2021; 759,687 and 748,233 shares issued as of December 31, 2022 and 2021, respectively; 756,160 shares and 745,193 shares outstanding as of December 31, 2022 and 2021, respectively	1	1
Additional paid-in capital	1,153	763
Accumulated other comprehensive income	28	4
Accumulated deficit	(97,059)	(73,386)
Total stockholders’ deficit	(95,877)	(72,618)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$8,697	$21,444
The accompanying notes are an integral part of these consolidated financial statements.

Adagio Medical, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)
Year ended December 31,	2022	2021
Revenue	$189	$270
Cost of revenue and operating expenses:
Cost of revenue	875	1,158
Research and development	17,855	15,355
Selling, general and administrative	5,372	4,402
Total cost of revenue and operating expenses	24,102	20,915
Loss from operations	(23,913)	(20,645)
Other income (expense)
Forgiveness of debt – PPP loan	—	744
Interest expense	(137)	—
Interest income	39	3
Other (expense) income, net	338	(40)
Total other income (expense)	240	707
Net loss	(23,673)	(19,938)
Other comprehensive income:
Foreign currency translation adjustment	24	2
Comprehensive loss	$(23,649)	$(19,936)
Basic and diluted net loss per common share	$(31.50)	$(27.15)
Basic and diluted weighted average shares outstanding	751,568	734,263
The accompanying notes are an integral part of these consolidated financial statements.

Adagio Medical, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	4,939,946	$91,469	659,706	$1	$294	$(53,448)	$2	$(53,151)
Foreign currency translation adjustment	—	—	—	—	—	—	2	2
Stock option exercises	—	—	85,487	—	130	—	—	130
Stock-based compensation	—	—	—	—	339	—	—	339
Net loss	—	—	—	—	—	(19,938)	—	(19,938)
Balance, December 31, 2021	4,939,946	$91,469	745,193	$1	$763	$(73,386)	$4	$(72,618)
Foreign currency translation adjustment	—	—	—	—	—	—	24	24
Stock option exercises	—	—	10,967	—	25	—	—	25
Stock-based compensation	—	—	—	—	365	—	—	365
Net loss	—	—	—	—	—	(23,673)	—	(23,673)
Balance, December 31, 2022	4,939,946	$91,469	756,160	$1	$1,153	$(97,059)	$28	$(95,877)
The accompanying notes are an integral part of these consolidated financial statements.

Adagio Medical, Inc.
Consolidated Statements of Cash Flows
(in thousands)
Year ended December 31,	2022	2021
Cash flows from operating activities
Net loss	$(23,673)	$(19,938)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	495	336
Non-cash operating lease expense	147	—
Stock-based compensation	365	339
Provision for inventory impairment	(76)	121
Forgiveness of debt – PPP loan	—	(744)
Net change in operating assets and liabilities
Accounts receivable	33	40
Inventory	35	(473)
Prepaid expenses and other current assets	(320)	(44)
Accounts payable	436	279
Accrued liabilities	157	792
Other accrued liabilities	137	—
Operating lease liabilities	(146)	—
Other long-term liabilities	(2)	(15)
Net cash used in operating activities	(22,412)	(19,307)
Cash flows from investing activities
Purchases of property and equipment	(492)	(1,258)
Proceeds from sale of property and equipment	2	—
Purchases of software	(10)	(14)
Net cash used in investing activities	(500)	(1,272)
Cash flows from financing activities
Proceeds from exercise of common stock options	25	130
Proceeds from issuance of convertible notes payable	9,500	—
Net cash provided by financing activities	9,525	130
Effect of foreign currency translation on cash and cash equivalents	81	69
(Decrease) in cash and cash equivalents	(13,306)	(20,380)
Cash and cash equivalents, beginning of year	18,853	39,233
Cash and cash equivalents, end of year	$5,547	$18,853
The accompanying notes are an integral part of these consolidated financial statements.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Note 1 - Organization and Description of Business
Adagio Medical, Inc. and its wholly-owned subsidiary (the “Company”) is a medical technology company focused on the development and commercialization of ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation, atrial flutter, and ventricular tachycardia. The Company’s technologies center on ultra-low temperature cryoablation (“ULTC”) and pulsed field cryoablation (“PFCA”), designed to produce durable, contiguous, transmural lesions anywhere in the heart using the Company’s proprietary consoles, catheters, and stylets. The Company received CE Marking in Europe for its iCLAS™ Cryoablation System in June 2020 and has commercially launched in select European markets. The Company has not launched commercially in the U.S. but is working towards obtaining the necessary regulatory approvals to do so.
The Company was incorporated in the state of Delaware on January 18, 2011, and is headquartered in Laguna Hills, California. Adagio Medical GmbH was formed in March 2020 and is a wholly-owned subsidiary that provides direct sales, distribution, marketing services, and clinical trial management in Europe.
Liquidity and Going Concern
The Company has limited revenue and has incurred operating losses and negative cash flows from operations since its inception and anticipates that it will continue to do so for at least the next several years. As of December 31, 2022 and 2021, the Company had cash and cash equivalents of $5.5 million and $18.9 million, respectively. For the years ended December 31, 2022 and 2021, net losses were $23.7 million and $20.0 million, respectively, and net cash used in operating activities was $22.4 million and $19.3 million respectively. As of December 31, 2022 and 2021, the Company had an accumulated deficit of $97.1 million and $73.4 million, respectively, and working capital of negative $6.2 million and $17.1 million, respectively.
Management does not believe the Company’s current cash and cash equivalents are sufficient to fund operations for at least the next 12 months from the issuance date of the financial statements. Management believes that this raises substantial doubt about the Company’s ability to continue as a going concern.
Management intends to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination with a Special Purpose Acquisition Company (“SPAC”) to obtain additional capital and align the Company’s long-term operating strategy (Refer to Note 15-Subsequent Events for further detail), (ii) negotiate other cash equity or debt financing in the short-term, and (iii) continue to pursue the necessary regulatory approvals to launch commercially in the U.S. market. However, there can be no assurances that the current plans will generate any liquidity to the Company or be available on terms acceptable to the Company.
If the Company is unable to maintain sufficient financial resources, its business, financial condition, and results of operations will be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate its product discovery and development activities or future commercialization efforts. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new standard at the time private companies adopt the new or revised standard.
Principles of Consolidation
The consolidated financial statements include the accounts of Adagio Medical, Inc. and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates as one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less from the date of purchase, including its money market account, to be cash equivalents. All of the Company’s cash equivalents have liquid markets. Cash deposits held in accounts at each financial institution are insured up to $0.25 million by the Federal Deposit Insurance Corporation (“FDIC”). The Company maintains its cash in bank deposit accounts that, at times, may exceed FDIC insured limits. Any loss incurred or lack of access to uninsured funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows. Management does not expect any losses on such accounts.
Concentrations of Credit Risk and Off-Balance Sheet Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. The Company deposits its cash and cash equivalents with major financial institutions; however, at times, deposits may exceed the amount of insurance provided. The Company has not experienced any losses on its deposits since inception.
On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which immediately appointed the FDIC as receiver. SVB held $5.0 million of the Company’s cash and cash equivalents as of December 31, 2022. The Company’s full exposure was ultimately covered by the FDIC and no loss was incurred.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Revenue Recognition
The Company generates product revenue primarily from the sale of cryoablation catheters, stylets, esophageal warming balloons, and other accessories (collectively, the “Consumables”) used with the Company’s cryoablation consoles (“Consoles”). The Company sells its products directly to hospitals and medical centers. To a lesser extent, the Company also generates lease revenue from the implied rental of Consoles loaned to customers at no charge.
The Company accounts for revenue earned from contracts with customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company recognizes revenue from sales to customers applying the following five steps:
•	Step 1: Identify the contract with the customer.
•	Step 2: Identify the performance obligations in the contract.
•	Step 3: Determine the transaction price.
•	Step 4: Allocate the transaction price to the performance obligations in the contract.
•	Step 5: Recognize revenue when, or as, the company satisfies a performance obligation.
The Company’s customer contracts generally have performance obligations that contain deliverables consisting of the Consumables and may also include Consoles loaned to customers. The Company evaluates each promise within a multiple-performance obligation arrangement to determine whether it represents a distinct performance obligation. The primary performance obligations in the Company’s customer arrangements from which it derives revenue is the sale of the Consumables.
When the Company loans the Console to the customer, it retains title to the Console at all times and does not require minimum purchase commitments from the customer related to any Consumables. In such cases, the Company invoices the customer for the Consumables based on customer orders received. Over time, the Company expects to recover the cost of the loaned Console through the customer’s continued purchasing and use of additional Consumables. For these reasons, the Company has determined that part of the arrangement consideration for the Consumables is an implied rental payment for use of the Console. Therefore, the Company allocates the arrangement consideration between the lease components (i.e., the Console) and non-lease components (i.e., the Consumables) based on the relative estimated standalone selling price of each distinct performance obligation consistent with ASC 842, Leases and ASC 606. Revenue allocated to the lease components was not significant as of December 31, 2022 and December 31, 2021.
Revenue from sales to customers of the Consumables is classified as revenue in the Company’s consolidated statements of operations and comprehensive loss. The delivery of the Consumables are performance obligations satisfied at a point in time, when the control of the goods is transferred to the customer (i.e., FOB Shipping Point). Revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the product.
Other Revenue Considerations
Revenue is reported net of sales tax. The Company has made the accounting policy election not to recognize a separate performance obligation for the shipment of products to the customer but to account for it as fulfillment cost.
The Company’s contracts primarily include fixed consideration. The Company only includes estimated variable amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Customers are generally required to pay within 30 days.
Any incremental costs to obtain contracts are recorded as selling, general and administrative expense as incurred due to the short duration of the Company’s contracts.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The Company does not assess whether promised goods or services are performance obligations if they are deemed immaterial in the context of the contract with the customer. Additionally, the Company does not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.
For the years ended December 31, 2022 and 2021, revenue was generated only from European markets.
Inventory
Inventory consists of finished products and is valued at the lower of cost or net realizable value. Cost is determined principally under standard cost methods. Cost may include materials, labor and manufacturing overhead. The carrying value of inventory is reviewed for potential impairment whenever indicators suggest that the cost of inventory exceeds the carrying value and management adjusts the inventory to its net realizable value. The Company also periodically evaluates inventory for estimated losses from excess quantities and obsolescence and writes down the cost of inventory to net realizable value at the time such determinations are made. Net realizable value is determined using the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.
Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years, or, in the case of leasehold improvements, over the remaining life of the lease term.
Property and equipment includes equipment that is loaned to customers and located at customer premises. The Company retains ownership of the equipment held for evaluation by customers and has the right to remove the equipment if it is not being utilized according to expectations.
Concentrations
The Company had one supplier exceed 10.0% of total accounts payable during the fiscal year ended December 31, 2022, representing 17.1% of accounts payable. During the fiscal year ended December 31, 2021, the Company had nil suppliers exceed 10.0% of total accounts payable.
The Company’s five and ten largest suppliers accounted for approximately 23.0% and 31.8%, respectively, of the Company’s expenditures for the fiscal year ended December 31, 2022. The Company’s five and ten largest suppliers accounted for approximately 27.1% and 35.7%, respectively, of the Company’s expenditures for the fiscal year ended December 31, 2021.
Impairment of Long-Lived Assets
The Company reviews long-lived assets, including property and equipment and finite-lived intangible assets, for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when the asset’s carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. For the years ended December 31, 2022 and 2021, the Company determined that there was no impairment of long-lived assets.
Foreign Currency Translation and Transactions
The assets, liabilities, and results of operations of Adagio Medical GmbH are recorded using the Euro as the designated functional currency, which is the currency of the primary economic environment in which Adagio Medical GmbH operates. Consequently, transactions in currencies other than Euro are measured and recorded in Euro. Upon consolidation with the Company, its assets and liabilities are translated to U.S. Dollars at currency exchange rates as of the balance sheet date and its revenues and expenses are translated at the weighted-average currency exchange

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
rates during the applicable reporting periods. Translation adjustments resulting from the process of translating this entity’s financial statements are reported in accumulated other comprehensive income (loss) in the consolidated balance sheets and foreign currency translation adjustment in the consolidated statements of operations and comprehensive loss.
Leases
The Company accounts for its lease property under ASC 842. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right-of-use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate, which is the rate for collateralized borrowings based on the current economic environment, current borrowings, value of leases, currency in which the lease obligation is satisfied, rate sensitivity, lease term and materiality. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.
The Company determines whether a contract is or contains a lease at the inception of the contract. A contract will be deemed to be or contain a lease if the contract conveys the right to control and direct the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from the use of the property, plant, and equipment.
The Company uses either its incremental borrowing rate or the implicit rate in the lease agreement as the basis to calculate the present value of future lease payments at lease commencement. The incremental borrowing rate represents the rate the Company would have to pay to borrow funds on a collateralize basis over a similar term and in a similar economic environment.
In calculating the right-of-use asset and lease liability, the Company elected to combine lease and non-lease components for its real estate leases. The Company adopted the policy election to exclude short-term leases having initial terms of twelve months from the initial recognition provisions of ASC 842. Refer to Note 8-Operating Leases for additional details.
The Company’s implied rental agreements for its consoles qualify as operating leases and as such, revenue is recognized in accordance with ASC 842, Leases and ASC 606, Revenue from Contracts with Customers. Revenue allocated to the lease components were not significant for the years ended December 31, 2022 2021.
Cost of Revenue
Cost of revenue includes raw materials, direct labor, manufacturing overhead, shipping and receiving costs and other less significant indirect costs related to the production of the Company’s products.
Cost of revenue also includes the depreciation expense of Consoles loaned to the customers.
Research and Development
Research and development expenses consist primarily of salaries, consulting fees, and employee-related costs (including stock-based compensation) for personnel directly engaged in research and development activities, clinical trial expenses, equipment costs, material costs, allocated rent and facilities costs, and depreciation. Research and development expenses relating to possible future products are expensed as incurred. The Company also accrues and expenses costs for activities associated with clinical trials performed by third parties as incurred.
Selling, General and Administrative
Selling, general and administrative consist primarily of salaries, and employee-related costs (including stock-based compensation) for personnel in executive, finance and other administrative functions, allocated rent and facilities costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, marketing costs and insurance costs. The Company expenses all selling, general, and administrative costs as incurred.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Fair Value Measurements
Fair value measurements are based on the premise that fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the following three-tier fair value hierarchy is used in determining the inputs for measuring fair value:
•	Level 1-Quoted prices in active markets for identical assets or liabilities.
•	Level 2-Observable inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.
•
Level 3-Unobservable inputs which are supported by little or no market activity and consist of financial instruments valued using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.
Fair Value Option for Convertible Notes
As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company elected the fair value option to account for the convertible promissory notes issued in October 2022 (the “October 2022 Convertible Notes”) in order to measure those liabilities at amounts that more accurately reflect the current economic environment in which the Company operates. The Company recorded the October 2022 Convertible Notes at fair value at issuance and subsequently remeasures them to fair value at each reporting period. Changes in fair value are recognized as a component of other income (expense), net in the statements of operations and other comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the issuance of the October 2022 Convertible Notes were expensed as incurred (i.e., not recognized as deferred costs). Refer to Note 3-Fair Value of Financial Measurements for further detail.
Convertible Preferred Stock
The Company records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, holders of the convertible preferred stock can cause redemption for cash. Each share of preferred stock would automatically be converted into shares of common stock at the then effective conversion rate immediately upon the earlier of (i) the election of the holders of a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted to common stock basis, or (ii) the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1033, as amended, with aggregate offering proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least $75.0 million and a public offering price per share equal to at least $67.83 (subject to adjustments for stock dividends, splits, combinations and similar events).
As the preferred stock is considered to be contingently redeemable, the preferred stock has been classified outside of permanent equity. The preferred stock will be accreted to its redemption value if the deemed liquidation events are considered probable of occurring.
Stock-Based Compensation
The Company recognizes compensation expense for all stock-based awards issued to employees and non-employees based on the estimated grant-date fair value, which is recognized as expense on a straight-line basis over the requisite service period. The Company has elected to recognize forfeitures as they occur. The fair value of stock options is

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
determined using the Black-Scholes option-pricing model. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions including expected volatility, expected term, risk-free interest rate and expected dividends in addition to the Company’s common stock valuation. Refer to Note 11-Stock-Based Compensation.
Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company considered the fair value of the common stock as of the grant date. The fair value of the common stock is determined based upon a variety of factors, including the Company’s financial position, historical performance and operating results, the Company’s stage of development, the progress of the Company’s research and development programs, the prices at which the Company sold its convertible preferred stock, the superior rights, preferences and privileges of the Company’s convertible preferred stock relative to its common stock, external market conditions affecting the medical technologies industry, the lack of marketability of the Company’s common stock, prospects of a transaction and market performance of peer companies. Significant changes to the key assumptions underlying the factors used could result in different fair values of the Company at each valuation date.
Income Taxes
Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse and include Net Operating Loss (“NOL”) carryforwards and Research and Development (“R&D”) tax credit carryforwards. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.
The Company adopted ASU 2019-12 Simplifying the Accounting for Income Taxes in the first quarter of 2021 and has recorded franchise taxes not based on income outside of income tax expense. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest and penalties on its consolidated balance sheets and has not recognized interest and/or penalties in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021.
To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits. Refer to Note 13-Income Taxes for additional details.
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases and its related amendments (collectively referred to as “ASC 842”), which requires that lessees recognize right-of-use assets and related lease liabilities for substantially significant financing and operating leases. The Company adopted this standard on January 1, 2022 following the modified retrospective method as of the effective date. The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward its original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Company also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all real estate classes of underlying assets. Leases with an initial term of twelve months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
straight-line basis over the lease term. Adoption of the new standard resulted in the recording of operating right-of-use assets and operating lease liabilities of $0.4 million each as of January 1, 2022. The adoption of ASC 842 did not impact the Company’s consolidated statements of operations. Further information regarding the Company’s leases is provided in Note 8-Operating Leases.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. The Company elected to early adopt ASU 2020-06 in the first quarter of 2021 with no material impact on the consolidated financial statements.
Accounting Pronouncements to Be Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 sets forth a “current expected credit loss” model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, available-for-sale debt securities and applies to certain off-balance sheet credit exposures. ASU 2016-13 is effective for smaller reporting companies in 2023. The Company is currently assessing the impact of the adoption of ASU 2016-13 on the consolidated financial statements, however, it has recognized no credit losses for financial instruments since inception and expects the adoption to have minimal, if any, impact.
Note 3 - Fair Value Measurements
The Company’s financial instruments include its money market accounts (included as part of cash and cash equivalents), accounts receivable, accounts payable and convertible notes payable. The recorded carrying amounts of accounts receivable and accounts payable approximates fair value due to their short-term nature.
Assets and liabilities recognized at fair value on a recurring basis in the consolidated balance sheets consists of cash equivalents, and convertible notes payables. These items are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following tables summarize the Company’s financial instruments at fair value based on the fair value hierarchy for each class of instrument (in thousands):
December 31, 2022	Level 1	Level 2	Level 3
Assets:
Money market account	$90	$—	$—
Liabilities:
Convertible notes payable	$—	$—	$9, 500
December 31, 2021	Level 1	Level 2	Level 3
Assets:
Money market account	$18,034	$—	$—

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The following tables present the roll-forward of the estimated fair values for instruments classified by the Company within Level 3 of the fair value hierarchy defined above, measured using significant unobservable inputs (in thousands):
	Year ended December 31, 2022	Year ended December 31, 2021
Balance (beginning of year)	$—	$—
Additions	9,500	—
Change in fair value	—	—
Balance (end of year)	$9,500	$—
There were no transfers made among the three levels in the fair value hierarchy for the years ended December 31, 2022 and 2021.
Convertible promissory notes
On October 27, 2022, the Company entered into a Note Purchase Agreement with investors for the issuance and sale of convertible promissory notes with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per year. Refer to Note 7-Convertible Notes Payable. The Company measure its convertible promissory notes at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy.
The fair value of the October 2022 Convertible Notes was initially measured at the value of the transaction proceeds on October 27, 2022, as the convertible notes were issued in an arms-length transaction. As of December 31, 2022, the Company did not recognize any change in fair value related to the October 2022 Convertible Notes as there were not significant changes to the business, financing scenarios, or market conditions since the date of issuance.
Note 4 - Inventory, net
Inventory as of December 31, 2022 and 2021 consists of the following (in thousands):
	December 31, 2022	December 31, 2021
Finished goods	$367	$334
The Company has no raw materials or work in process. Inventory is recorded net of manufacturing scrap of $0.3 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively.
Note 5 - Property and Equipment
The Company’s property and equipment, net, as of December 31, 2022 and 2021 consisted of the following (in thousands):
	December 31, 2022	December 31, 2021
Machinery and equipment	$1,997	$1,712
Leasehold improvements	303	303
Tools and molds	221	189
Computer equipment	154	117
Demo equipment	66	66
Furniture and fixtures	53	55
Construction in process	54	28
Vehicles	39	—
Total property, plant, and equipment	2,887	2,470
Less: accumulated depreciation	(1,240)	(772)
Property and equipment, net	$1,647	$1,698
Depreciation expense was $0.5 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Note 6 - Accrued Liabilities
The following table presents details of accrued liabilities as of December 31, 2022 and 2021 (in thousands):
	December 31, 2022	December 31, 2021
Compensation and related expenses	$1,229	$843
Research and development expenses	846	1,039
Other	82	128
Total accrued liabilities	$2,157	$2,010
Note 7 - Convertible Notes Payable
Note Purchase Agreement
On October 27, 2022, the Company entered into the October 2022 Convertibles Notes with investors for the issuance and sale of convertible promissory notes with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per year. The October 2022 Convertible Notes had an original maturity date of October 27, 2023 which was subsequently amended to January 5, 2024.
The October 2022 Convertible Notes are convertible in the event of the Company receiving proceeds of $10.0 million or more in a sale of equity securities prior to the maturity date (“Qualified Financing”). All principal and accrued interest in respect of all the notes shall be converted into shares or units of the same class or series as are sold in the Qualified Financing.
In the event of the sale of equity securities in the Company’s next round of equity financing prior to October 27, 2023 that is not a Qualified Financing (“Non-Qualified Financing”), the notes will automatically convert into shares or units of the same class or series as are sold in such Non-Qualified Financing.
For the conversion under both Qualified Financing and Non-Qualified Financing, the per share/unit conversion price for such equity securities shall be the lesser of (i) seventy-five percent (75%) of the average per share/unit price in such equity financing and (ii) an amount equal to $146.9 million divided by the number of fully diluted common stock (or unit) equivalents at the time of the Qualified Financing or Non-Qualified Financing. In the event that (i) or (ii) applies, the Company may create a sub-series of the preferred security on identical terms to the security issued in the Qualified Financing or Non-Qualified Financing, except that the aggregate liquidation preference of the sub-series will equal the total principal and accrued interest under the notes at the time of conversion.
In the event there is no subsequent round of financing, the notes would become due and payable.
Interest expense was $0.1 million and nil for the years ended December 31, 2022 and 2021, respectively.
Paycheck Protection Program
On May 3, 2020, pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act, the Company entered into a promissory note with Cross River Bank which provided for a loan in the amount of $0.7 million. On January 14, 2021, the Company received the notice that its PPP Loan had been forgiven in its entirety, including related accrued interest, by the Small Business Administration (“SBA”). The Company recognized $0.7 million, of which approximately $5.2 thousand was accrued interest, as gain on extinguishment of debt for the year ended December 31, 2021. For the year ended December 31, 2021, the Company incurred interest expense of approximately $0.3 thousand related to the PPP Loan. Although the Company believes it has fully met the requirements of the PPP loan program, the Company’s eligibility and loan forgiveness are subject to audit by the SBA.
Note 8 - Operating Leases
The Company leases distribution and research and development facilities as well as sub-leases office and manufacturing space from third parties and related parties (refer to Note 14-Related Party Transactions) under its operating leases. The leases have expirations ranging from March 2024 to June 2026, some of which include rent

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
escalations or an option to extend the lease for up to three years per renewal. The exercise of lease renewal options is at the sole discretion of the Company. Where leases contain an option to renew, any period beyond the option date is only included as part of the lease term if the Company is reasonably certain to exercise the option.
As of December 31, 2022 and 2021, the Company does not have any finance or short-term leases and has not entered into any leases which have not yet commenced that would entitle the Company to significant rights or create additional obligations.
The following table summarizes quantitative information of the Company’s operating leases for the years ended December 31, 2022 and 2021 (in thousands):
	December 31, 2022	December 31, 2021
Operating cash flows paid for operating leases	$173	$109
Weighted average remaining lease term (years)	2.2	3.1
Weighted average discount rate	8.0%	8.0%
Year ended December 31, 2022
Right-of-use assets acquired under operating lease on the adoption of ASC 842 on January 1, 2022	$440
Operating lease liabilities acquired under operating lease on the adoption of ASC 842 on January 1, 2022	$443
Operating lease cost was $0.2 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively. The Company did not incur any variable lease cost for the years ended December 31, 2022 and 2021.
The following table presents the future minimum payments under the non-cancelable operating leases as of December 31, 2022 (in thousands):
Year ended December 31,
2023	$179
2024	87
2025	37
2026	19
Total undiscounted future cash flows	322
Less: imputed interest	(26)
Total operating lease liability	$296
Supplemental Information for Comparative Periods
Prior to the adoption of ASC 842, future minimum lease payments for noncancellable operating leases as of December 31, 2021 were as follows (in thousands):
Year ended December 31,
2022	$177
2023	181
2024	87
2025	39
2026	19
Total	$503

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Note 9 - Commitments and Contingencies
Litigation
The Company is not currently party to any legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings, if any.
Note 10 - Mezzanine Equity and Stockholders’ Deficit
Authorized Shares
The Company’s Amended and Restated Articles of Incorporation authorize the issuance of two classes of stock designated as common and preferred stock, each having a par value of $0.001 per share. The number of shares authorized at December 31, 2022 is 11,534,892, consisting of 6,594,946 shares of common stock and 4,939,946 shares of preferred stock, designated as Series A, Series B, Series C, Series D, and Series E preferred stock in the amounts included in the table below.
Convertible Preferred Stock
The Company classifies convertible preferred stock as temporary equity on the accompanying consolidated balance sheets, as all such preferred stock is redeemable either at the option of the holder or upon an event outside the control of the Company. The requirements of a deemed liquidation event, as defined within its amended and restated certificate of incorporation filed in November 2020, are not entirely within the Company’s control. In the event of such a deemed liquidation event, the proceeds from the event are distributed in accordance with the liquidation preferences, provided that the holders of preferred stock have not converted their shares into common stock. The Company records the issuance of preferred stock at the issuance price less related issuance costs. The Company has not adjusted the carrying value of outstanding preferred stock to its liquidation preference because a deemed liquidation event is not probable of occurring as of the end of the reporting period.
The following table summarizes information related to issuance of the Company’s preferred stock at December 31, 2022 and 2021 (in thousands, except share data):
Preferred Stock Class	Number of Shares Authorized	Shares Issued and Outstanding	Carrying Value(1)	Conversion Price Per Share	Number of Common Stock Equivalent Shares	Liquidation Preference
Series A	270,856	270,856	$2,500	$9.23	270,856	$2,500
Series B	815,730	815,730	10,626	13.04	815,730	10,637
Series C	981,596	981,596	15,988	16.30	981,596	16,000
Series D	992,064	992,064	19,990	20.16	992,064	20,000
Series E	1,879,700	1,879,700	42,365	22.61	1,879,700	42,500
	4,939,946	4,939,946	$91,469		4,939,946	$91,637
(1)	The carrying value reflects the gross proceeds received from the sale of the preferred stock less issuance costs.
The relative rights, terms, privileges, and restrictions granted to or imposed upon preferred stockholders are described below:
Preferred Stock – Dividends
Prior and in preference to any declaration or payment of any dividends to the holders of common stock, the holders of preferred stock shall be entitled to receive dividends out of any assets legally available therefor, at the rate of eight percent (8%) of the original issue price per share per annum. The original issue price of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively. The dividends shall not be cumulative.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
In the event that the dividend amount declared by the Board of Directors of the Company is insufficient to permit payment of the full aforesaid dividends, such dividends will be paid ratably to each holder of preferred stock in proportion to the dividend amounts to which each holder of preferred stock is entitled. After payment of the full amount of the aforesaid dividends, any additional dividends declared shall be distributed to the holder of common stock and preferred stock in proportion to the number of shares of common stock that would be held by such holder on an as-converted to common stock basis.
No dividends on preferred stock or common stock have been declared by the Board of Directors as of December 31, 2022 and 2021.
Liquidation Preference
In the event of liquidation of the Company, including a merger, acquisition, or sale of all or substantially all the assets of the Company, holders of preferred stock are entitled to receive an amount equal to the original issue price of each share of preferred stock held plus any dividends declared but not yet paid, prior to any distribution of assets or surplus funds of the Company to common stock shareholders. After payment has been made to the holders of the preferred stock of the full amounts to which they are entitled as noted above, the remaining assets would be distributed among the holders of the common stock pro rata based on the number of shares of common stock held by each holder.
If, at the time of liquidation, the assets are insufficient to permit full payment of the liquidation preferences of the series listed in the order above, the assets must be distributed ratably among the holders of the series in proportion to the full preferential amount each such holder is otherwise entitled to receive in respect to such shares.
Voting Rights
So long as the shares of preferred stock that are convertible into at least 1,000,000 shares of common stock (subject to appropriate adjustment in the event of any stock dividends, stock split, combination or other similar recapitalization with respect to the common stock) are issued and outstanding, the holders of preferred stock, voting as a separate class on an as-converted to common stock basis, shall have the right to elect four members of the Board of Directors of the Company. The holders of common stock, voting as a separate class, shall have the right to elect one member of the board of directors. The remaining directors shall be elected by the holders of the common stock and the preferred stock, voting together as a single class on an as-converted to common stock basis.
On all other matters, the holders of the preferred stock shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.
Fractional votes by the holders of preferred stock shall not be permitted and any fractional voting rights shall be rounded to the nearest whole number.
Conversion Rights
Each share of preferred stock shall be convertible, at the option of the holder, into shares of common stock without the payment of any additional consideration. The preferred stock shall be convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the conversion price per share in effect for the preferred stock at the time of conversion into the per share conversion value. The initial per share conversion price of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively. The initial conversion price is subject to adjustment for antidilution provisions, as defined. The per share conversion value of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively.
Each share of preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate immediately upon the earlier of (i) the election of the holders of a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted to common stock basis, or (ii) the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1033, as amended, with aggregate offering proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least $75.0 million and a public offering price per share equal to at least $67.83 (subject to adjustments for stock dividends, splits, combinations and similar events).

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Protective Provisions
So long as there are at least 1,000,000 shares of preferred stock outstanding, the Company shall not (by merger, reclassification, amendment or otherwise), without first obtaining the approval of the holders of at least seventy percent (70%) of the then outstanding shares of preferred stock, voting separately as a class, to, among other things: (i) amend the certificate of incorporation or bylaws; (ii) adversely alter or change the rights, preferences or privileges of the preferred stock; (iii) increase or decrease the aggregate number of authorized shares of any class of the capital stock of the Company.
So long as shares of Series E preferred stock that are convertible into at least 500,000 shares of common stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) are issued and outstanding, the Company shall not directly or indirectly (by merger, reclassification, amendment or otherwise), without first obtaining the approval of the holders of at least a majority of the voting power of the then outstanding shares of Series E preferred stock, voting separately as a class, to, among other things: (i) amend, alter, repeal or waive any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the holders of the Series E preferred stock in a manner different from any other series of preferred stock; (ii) create or authorize the creation of or issue any other security convertible into to exercisable for any equity security having rights, preferences or privileges senior to the Series E preferred stock; (iii) increase or decrease the authorized number of shares of Series E preferred stock.
Common Stock
Each share of common stock is entitled to one vote.
Common stock reserved for future issuance consisted of the following as of December 31, 2022 and 2021:
	December 31, 2022	December 31, 2021
Conversion of preferred stock	4,939,946	4,939,946
Stock options issued and outstanding under the 2012 and 2022 Plan	619,527	585,044
Common shares available for future grant under the 2012 and 2022 Plan	160,155	205,605
Common stock reserved for future issuance	5,719,628	5,730,595
Note 11 - Stock-Based Compensation
2012 Stock Incentive Plan
In January 2011, the Board approved the 2012 Stock Incentive Plan (the “2012 Plan”), which permitted grants of Incentive Stock Options (“ISOs”) and Non-statutory Stock Options (“NSOs”) to employees, directors and consultants. The maximum number of shares that can be granted under the 2012 Plan cannot exceed 1,255,000 shares. The 2012 Plan had a maximum 10-year term and as such, terminated in January 2022.
2022 Stock Incentive Plan
In April 2022, the Board approved, in conjunction with the termination of the 2012 Plan, the 2022 Stock Incentive Plan (the “2022 Plan”), permitting ISOs and NSOs to employees, directors and consultants. The maximum number of shares granted under the 2022 Plan cannot exceed 203,855 plus any shares subject to stock options granted under the 2012 Plan that expired or were otherwise terminated without having been exercised in full, were forfeited, or were repurchased by the Company. The 2022 Plan is intended as the successor to and continuation of the 2012 Plan (thereafter both the 2012 and 2022 Plans are referred to as the “Stock Incentive Plan”).
The Stock Incentive Plan provides a means whereby participants may purchase shares of common stock pursuant to ISOs or NSOs and such persons may be granted shares of common stock for consideration consisting of cash and/or past services rendered to or on behalf of the Company. ISOs may only be granted to employees. NSOs and stock purchase rights may be granted to employees and consultants. Generally, options awards only have service conditions that need to be met for the awards to vest, with the exception of grants to two non-employees that had performance obligations that were deemed to be immaterial.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The stock options generally vest over four years and have a ten-year contractual term. The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. As the Company lacks company-specific historical and implied volatility information required for valuation, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected life term of ISOs that were granted after 2013 was determined using the “simplified method” provided by the Securities and Exchange Commission in Staff Accounting Bulletins Number 107 and 110. The expected life term of NSOs is determined either by using the “simplified method,” or by calculating the time to expiry from the grant date. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. Expected dividend yield is zero as the Company has never paid nor does it expect to pay any cash dividend in the foreseeable future.
The weighted average assumptions used to estimate the fair value of stock option granted during the years ended December 31, 2022 and 2021 are listed in the table below:
	Year ended December 31, 2022	Year ended December 31, 2021
Risk-free interest rate	2.98%	1.02%
Expected dividend yield	—%	—%
Expected term in years	6.74	5.92
Expected volatility	36.83%	37.60%
The following table summarizes stock option activity during the years ended December 31, 2022 and 2021:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2020	258,003	$1.68	7.15	$1,563
Granted	469,800	$7.74
Exercised	(86,974)	$1.47
Forfeited	(55,785)	$3.44
Outstanding, December 31, 2021	585,044	$6.41	8.65	$912
Granted	69,050	$7.97
Exercised	(11,217)	$2.26
Forfeited	(23,350)	$4.65
Outstanding, December 31, 2022	619,527	$6.73	7.87	$252
Vested and expected to vest, December 31, 2022	587,742	$6.68	7.84	$248
Vested and exercisable, December 31, 2022	314,520	$5.96	7.32	$223
The Company received $25 thousand and $130 thousand related to stock options exercised during the years ended December 31, 2022 and 2021, respectively. Certain stock option grants under the Stock Incentive Plan allow the recipient to exercise the options prior to the options becoming fully vested. Under the Stock Incentive Plan, the Company retains the right to repurchase common shares that have been issued upon early exercise of options at the original issue price. Cash received for the early exercise of unvested stock options is initially recorded as a liability. At each reporting date, the vested shares are released to equity.
The total intrinsic value for stock options exercised during the years ended December 31, 2022 and 2021 was $64.9 thousand and $47.9 thousand, respectively. The fair value of awards vested during the years ended December 31, 2022 and 2021 was $0.4 million and $0.3 million, respectively. As of December 31, 2022, the total unrecognized compensation related to unvested stock option awards granted was $0.9 million, which the Company expects to recognize over a weighted-average period of approximately 2.2 years.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Total Stock-Based Compensation
The following table summarizes the total stock-based compensation expense for the stock options expense recorded in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021 (in thousands):
	Year ended December 31, 2022	Year ended December 31, 2021
Selling, general and administrative	$318	$309
Research and development	47	30
Total stock-based compensation	$365	$339
Note 12 - Net Loss Per Common Share
Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per common share excludes the potential impact of the Company’s convertible preferred stock and common stock options because the Company’s net losses would cause such shares to be anti-dilutive. Therefore, as the Company recorded net losses in the periods presented, basic and diluted net loss per common share are the same.
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):
	Year ended December 31, 2022	Year ended December 31, 2021
Numerator:
Net loss attributable to common stockholders	$(23,673)	$(19,938)
Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders – basic and diluted	751,568	734,263
Net loss per share attributable to common stockholders – basic and diluted	(31.50)	(27.15)
The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would be anti-dilutive:
	December 31, 2022	December 31, 2021
Convertible preferred stock	4,939,946	4,939,946
Stock options	619,527	585,044
Total	5,559,473	5,524,990
Note 13 - Income Taxes
The components of pretax loss from operations for the years ended December 31, 2022 and 2021 are as follows (dollars in thousands):
	Year ended December 31, 2022	Year ended December 31, 2021
U.S.	$(20,744)	$(16,840)
Foreign	(2,929)	(3,098)
Pretax loss from operations	$(23,673)	$(19,938)
There was no income tax provision for the year ended December 31, 2022 and 2021. Current income taxes are based upon the year’s income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes are provided for certain income and expenses which are recognized in different periods for tax and financial reporting

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
purposes. Deferred tax assets and liabilities are computed for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income, and include NOL carryforwards and R&D tax credit carryforwards.
The following table presents a reconciliation of income tax computed at the U.S. federal statutory tax rate to the total income tax expense for the years ended December 31, 2022 and 2021 (dollars in thousands):
	Year ended December 31, 2022		Year ended December 31, 2021
	Amount	Tax Rate	Amount	Tax Rate
Income tax benefit at federal statutory rate	$(4,972)	21.0%	$(4,187)	21.0%
Adjustments for tax effects of:
Permanent adjustments	28	(0.1)%	(129)	0.6%
Foreign rate differential	18	(0.1)%	10	(0.1)%
Research and development credit	—	—%	(1,378)	6.9%
Unrecognized tax benefit	—	—%	95	(0.5)%
Establishing deferreds	—	—%	(10,871)	54.5%
Change in federal valuation allowance	4,926	(20.8)%	16,460	(82.6)%
Income tax expense	$—	—%	$—	—%
Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows (in thousands):
	December 31, 2022	December 31, 2021
Deferred tax assets:
Net operating losses	$26,489	$21,527
Capitalized research costs	1,737	—
Research and development credit	1,604	1,604
Accrued compensation	283	104
Stock-based compensation	97	18
Operating lease liabilities	54	—
Other	91	26
Total deferred tax assets	30,355	23,279
Less: Valuation allowance	(29,981)	(22,958)
Total deferred tax assets, net of valuation allowance	374	321

Deferred tax liabilities:
Right-of-use assets	(53)	—
Unrecognized tax benefit	(321)	(321)
Total deferred tax liabilities	(374)	(321)
Net deferred tax assets (liabilities)	$—	$—
The Company has established a valuation allowance as of December 31, 2022 and 2021 to fully offset the net deferred tax assets of $30.0 million and $$23.0 million, respectively. Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future commercialization.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Management has concluded that it is more likely than not that the Company will not have sufficient foreseeable taxable income to allow for the utilization of the deferred tax assets; therefore, a full valuation allowance has been established to reduce the net deferred tax assets to zero at December 31, 2022 and 2021.
As of December 31, 2022 and 2021, the Company had federal NOL carryforwards of approximately $85.8 million and $71.8 million, respectively. $19.0 million of the federal NOL carryforwards will begin to expire from 2031. Due to the enactment of the Tax Cuts and Jobs Act, federal net operating losses generated beginning in 2018 are carried forward indefinitely. Therefore, the remaining federal NOL carry forwards of $66.9 million and $52.8 million as of December 31, 2022 and 2021, respectively, have an unlimited carryover period. As of December 31, 2022 and 2021, the Company had state NOL carryforwards of $95.2 million and $72.8 million, respectively, which will begin to expire from 2031. As of December 31, 2022 and 2021, the Company had a NOL from Adagio Medical GmbH of $138.7 thousand and $53.7 thousand, respectively. The NOLs are carried forward indefinitely. As of December 31, 2022 and 2021, the Company also had net federal R&D tax credit carry-forwards of approximately $1.3 million and $1.3 million, respectively. The federal R&D tax credits will begin to expire in 2038. The Company had no state R&D credits.
The Company’s tax attribute carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be used annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation due to the complexity and cost associated with such study, and the fact that there may be additional such ownership changes in the future. Any limitation may result in expiration of a portion of the NOL carryforwards or R&D tax credit carryforwards before utilization; however, such limitation, if any, would not have an impact on the Company’s financial statement due to the full valuation allowance.
The Company conducts intensive research and experimentation activities, generating R&D tax credits for federal purposes under Section 41 of the Code. The Company has performed a formal study validating these credits claimed in the tax returns.
The following table summarizes the changes to unrecognized tax benefits as of December 31, 2022 and 2021 (in thousands):
	Year ended December 31, 2022	Year ended December 31, 2021
Balance at beginning of year	$321	$—
Gross increases – tax positions in current period	—	321
Balance at end of year	$321	$321
As of December 31, 2022, the Company has unrecognized tax benefits of $0.3 million of which $0.3 million will affect the effective tax rate if recognized when the Company no longer has a valuation allowance offsetting its deferred tax assets.
The Company does not anticipate that there will be a significant change in unrecognized tax benefits over the next 12 months.
The Company is subject to U.S. federal and various state tax as well as Germany tax jurisdictions. Since the Company formed in 2011, all filed tax returns are subject to examination. Generally, the tax years remain open for examination by the federal statute under a three-year statute of limitation; however, states generally keep their statutes open between three and four years. However, the Company’s tax years from inception are subject to examination by the United States and various state taxing authorities due to the carry forward of unused NOLs and R&D credits.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The Inflation Reduction Act 2022 incorporating a Corporate Alternative Minimum Tax (“CAMT”) was signed into law on August 16, 2022. The changes will affect tax years beginning after December 31, 2022. The CAMT will require companies to make a new minimum tax calculation for federal income tax purposes and pay the greater of the new minimum tax or the regular tax liability. The Company is currently evaluating the provisions of the CAMT, however it is not expected to have any material impact for the Company.
Enacted in December 2017, the Tax Cuts and Jobs Act of 2017 (“TCJA”) amended Section 174 to require capitalization of all research and experimental (“R&E”) costs incurred in tax years beginning after December 31, 2021. For tax years beginning on or after January 1, 2022, R&E costs must be amortized over five years if the R&E activities are performed in the U.S., or over 15 years if the activities are performed outside of the U.S., beginning with the midpoint of the tax year in which the costs were paid or incurred. During 2022, the Company capitalized $9.2 million of R&E costs. The Company plans to refine the calculation for Section 174 and make an adjustment on the tax return.
On June 29, 2020, California Governor Newsom signed AB 85 into law which, among other items, notably suspends utilization of California NOLs and limits business credits over certain thresholds retroactively for the tax years 2020, 2021 and 2022. On February 9, 2022, California Governor Newsom signed Senate Bill 113 (“SB 113”) into law, bringing an early end to California’s 2020-2022 NOL deduction suspension, thus, allowing taxpayers to deduct NOLs on their 2022 tax return. There is no impact to the Company due to the taxable loss position for the year ended December 31, 2022.
Note 14 - Related Party Transactions
Shared Services Agreement
During the years ended December 31, 2022 and 2021, the Company incurred $1.1 million and $1.0 million, respectively, for finance and accounting services and other general and administrative support services (“Shared Services Agreement”) to Fjord Ventures (“Fjord”), a company owned and operated by the Company’s CEO. The transactions are recorded as selling, general and administrative expenses on the consolidated statements of comprehensive loss. Refer to Note 15-Subsequent Events for additional information regarding the Shared Services Agreement.
Laguna Hills Sublease
In addition to the Shared Services Agreement, the Company also sub-leases approximately 4,992 square feet of office and manufacturing space in Laguna Hills, California from Fjord. During the years ended December 31, 2022 and 2021, the Company incurred $0.1 million and $0.1 million of lease expense, respectively, under the sub-lease agreement.
Refer to Note 8-Operating Leases for further detail.
October 2022 Convertible Notes
On October 27, 2022, the Company issued a $0.5 million convertible promissory note to Fjordinvest, LLC (“Fjordinvest”), a company owned and operated by the Company’s CEO. Refer to Note 9-Convertible Notes Payable for additional information regarding the convertible promissory note agreement.
Note 15 - Subsequent Events
The Company evaluates subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements are issued. Based upon this review, other than disclosed, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
Silicon Valley Bank Loan and Warrants
On February 3, 2023, the Company entered into an agreement to borrow an initial term loan advance of $3.0 million and a right to borrow a subsequent term loan advance of $2.0 million pursuant to the Loan and Security Agreement (“LSA”) with Silicon Valley Bank. The loans mature on January 1, 2025. The Company will allocate the proceeds of the loans based on the residual value. In conjunction with the LSA, the Company issued warrants to acquire 32,720 of common stock shares. The Company will allocate the proceeds of the warrants based on the fair value.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Non-binding Term Sheet with Special Purpose Acquisition Company
On February 28, 2023, the Company entered into a non-binding term sheet with ARYA Sciences Acquisition Corp IV (“ARYA”), a special purpose acquisition company, to enter into a business combination agreement pursuant to which ARYA would acquire 100 percent of the outstanding equity of the Company (the “Transaction”). The term sheet does not create a binding obligation on either party to consummate or negotiate the contemplated transaction.
Amendment of October 2022 Convertible Notes
On April 4, 2023, the October 2022 Convertible Notes, which had an original maturity date of October 27, 2023, were subsequently amended to extend the maturity date to the latest of (i) January 5, 2024, (ii) termination of agreements between the Company and ARYA in connection with the Transaction, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above.
The October 2022 Convertible Notes agreement was also amended to subordinate the October 2022 Convertible Notes to the April 2023 notes (as described below) and provide for the conversion of all principal and accrued interest in respect of all the October 2022 Convertible Notes into shares of Series E Preferred Stock of the Company in connection with the Transaction.
In the event of the consummation of the Transaction, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into the type of securities that are issued in the Private Investment in Public Equity Financing (“PIPE Financing”) in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest under the October 2022 Convertible Notes, divided by seventy-five percent (75%) of the effective price of the securities sold in the PIPE Financing.
April 2023 Convertible Notes
On April 4, 2023, the Company issued a $5.0 million convertible promissory note that matures on the later of January 5, 2024, or the occurrence of certain events as defined in the note agreement and accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $10.0 million in additional convertible promissory notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to a transaction.
In the event of the consummation of the Transaction, this note shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $146.9 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
Upon termination of the Transaction and prior to a Qualified Financing, all of the principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $146.9 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.

ANNEXES
Annex A	Business Combination Agreement
Annex B	Amended and Restated Memorandum and Articles of Association of ARYA and Amendment thereto
Annex C	Form of New Adagio Certificate of Incorporation
Annex D	Form of New Adagio Bylaws
Annex E	Plan of Merger
Annex F	Form of Subscription Agreement
Annex G	Form of Convertible Security Subscription Agreement
Annex H	2024 Bridge Financing Note Subscription Agreement
Annex I	Base Warrant Agreement and Pre-Funded Warrant Agreement
Annex J	Convert Warrant Agreement
Annex K	Investor Rights Agreement
Annex L	Sponsor Letter Agreement
Annex M	Adagio Stockholder Transaction Support Agreement
Annex N	Form of New Adagio 2024 Equity Incentive Plan
Annex O	Form of New Adagio 2024 Key Employee Equity Incentive Plan
Annex P	Form of New Adagio 2024 Employee Stock Purchase Plan
Annex Q	Fairness Opinion of Scalar
Annex R	Form of Proxy Card

Annex Q

February 13, 2024
Board of Directors
Arya Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003
To the Board of Directors:
As per our engagement letter dated November 18, 2023, the Board of Directors of ARYA Sciences Acquisition Corp IV (“ARYA”) retained Scalar, LLC (herein referred to as “Scalar,” “we”, “our”, or “us”) to provide an opinion (this “Opinion”) as to the fairness, from a financial point of view, to the holders of ARYA’s Class A ordinary shares, par value $0.0001 per share (such shares, at all times prior to the Effective Time, the “ARYA Class A Shares”, and such holders, the “ARYA Class A Shareholders”) (other than (i) Adagio Medical, Inc. (the “Company”), (ii) ARYA Sciences Holdings IV (“ARYA Sponsor”), (iii) the ARYA Insiders, (iv) the PIPE Investors, (v) the Convertible Security Investors and (vi) the Perceptive Investor (collectively, along with their respective affiliates, the “Excluded Parties”)) of the Consideration to be delivered to the Company Shareholders in the proposed business combination with the Company pursuant to the Business Combination Agreement (the “Transaction”), without giving effect to any impact of the Transaction on any particular ARYA Class A Shareholder other than in its capacity as an ARYA Class A Shareholder.
Overview of the Transaction:
The Business Combination Agreement (the “Business Combination Agreement”), to be entered into among ARYA, Aja Holdco, Inc., a Delaware corporation, and a wholly-owned subsidiary of ARYA (“HoldCo”), Aja Merger Sub 1, a Cayman Islands exempted company and a wholly-owned subsidiary of HoldCo (“ARYA Merger Sub”), the Company and Aja Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of HoldCo (“Company Merger Sub”), sets forth the terms of the Transaction. Capitalized terms used but not defined in this Opinion have the meanings ascribed thereto in the Business Combination Agreement. We understand that the Business Combination Agreement provides, among other things, that:
(a)
ARYA Class A Shares held by the ARYA Class A Shareholders who duly elect to redeem their ARYA Class A Shares pursuant to the ARYA Shareholder Redemption will have their ARYA Class A Shares redeemed and canceled and such ARYA Class A Shareholders will cease to have any rights as shareholders of ARYA other than the right to be paid their pro rata share of the Trust Account;

(b)
On the Closing Date, at the ARYA Merger Effective Time, ARYA Merger Sub will merge with and into ARYA, with ARYA as the surviving company in the ARYA Merger, and, after giving effect to the ARYA Merger, ARYA will be a wholly-owned Subsidiary of HoldCo, and each issued and outstanding ARYA Share will be automatically converted, as of the ARYA Merger Effective Time, into the right to receive one (1) HoldCo Share, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

(c)
On the Closing Date, following the consummation of the ARYA Merger, at the Company Merger Effective Time, Company Merger Sub will merge with and into the Company, with the Company as the surviving company in the Company Merger and, after giving effect to the Company Merger, the Company will be a wholly-owned Subsidiary of HoldCo, and each issued and outstanding Company Share will be automatically converted as of the Company Merger Effective Time into the right to receive a portion of the aggregate number of HoldCo Shares equal to (i) $24,000,000 (subject to certain adjustments as to which we express no opinion), divided by (ii) $10.00, which is the stated value of one (1) HoldCo Share in the Business Combination Agreement (the “Consideration”), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

Board of Directors Page 2
(d)
Concurrently with the execution of the Business Combination Agreement, the PIPE Investors and the Perceptive Investor, respectively, are each entering into the PIPE Subscription Agreements, pursuant to which, among other things, the Perceptive Investor and each PIPE Investor has agreed to subscribe for and purchase on the Closing Date, and HoldCo has agreed to issue and sell to the Perceptive Investor and each PIPE Investor on the Closing Date, the number of HoldCo Shares and HoldCo Warrants set forth in the applicable PIPE Subscription Agreement in exchange for the purchase price set forth therein (the financing under all PIPE Subscription Agreements, collectively, the “PIPE Financing”), in each case, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement;

(e)
Concurrently with the execution of the Business Combination Agreement, the Convertible Security Investors are entering into the Convertible Security Subscription Agreements, pursuant to which, among other things, each Convertible Security Investor has agreed to subscribe for and purchase on the Closing Date, and HoldCo has agreed to issue and sell to each Convertible Security Investor on the Closing Date, the HoldCo Convertible Notes and HoldCo Warrants issuable pursuant to the applicable Convertible Security Subscription Agreement in exchange for the purchase price set forth therein (the financing under all Convertible Security Subscription Agreements, collectively, the “Convertible Security Financing”), in each case, on the terms and subject to the conditions set forth in the applicable Convertible Security Subscription Agreement;

(f)
concurrently with the execution of the Business Combination Agreement, the Perceptive Investor and the Company are entering into the 2024 Bridge Financing Agreement, pursuant to which, among other things, the Perceptive Investor agreed to (i) purchase the 2024 Bridge Financing Note in the original principal amount of up to $9,000,000 (the “2024 Bridge Financing Commitment”) and (i) purchase HoldCo Convertible Notes and HoldCo Warrants at the same purchase price as the Convertible Security Investors in the Convertible Security Financing in an aggregate amount equal to 2024 Bridge Financing Commitment on the Closing Date, (the financing contemplated by clause (i) and (i), collectively, the “2024 Bridge Financing”), in each case, on the terms and subject to the conditions set forth in the 2024 Bridge Financing Agreement;

(g)
the 2024 Bridge Financing Note will be contributed to HoldCo in exchange for (or will otherwise be converted into) HoldCo Convertible Notes and HoldCo Warrants based on the purchase price in the Convertible Security Financing, in each case, on the terms and subject to the conditions set forth in the 2024 Bridge Financing Note and the 2024 Bridge Financing Agreement; and

(h)
concurrently with the execution of the Business Combination Agreement, the ARYA Sponsor, the ARYA Insiders, ARYA, HoldCo, and the Company are entering into the Sponsor Letter Agreement, pursuant to which, among other things, (i) the ARYA Sponsor and each Other ARYA Class B Shareholder has agreed to (A) vote all ARYA Shares owned by him, her or it in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement (including the Mergers), and (B) subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, to waive any adjustment to the conversion ratio set forth in the Governing Documents of ARYA or any other anti-dilution or similar protection, in each case, with respect to the ARYA Class B Shares owned by him, her or it in connection with the transaction contemplated by the Business Combination Agreement, (ii) the ARYA Sponsor and each ARYA Insider has agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, terminate certain existing agreements or arrangements and (iii) the ARYA Sponsor has agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of ARYA Merger Effective Time, (A) forfeit a number of the ARYA Class B Shares owned by it (with such number of ARYA Class B Shares so forfeited determined pursuant to the Sponsor Letter Agreement) (the “ARYA Sponsor Forfeited Shares”) and (B) subject 1,147,500 HoldCo Shares into which its ARYA Class B Shares are exchanged as a result of the ARYA Merger (with such number of HoldCo Shares determined pursuant to the Sponsor Letter Agreement) to certain vesting conditions, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement (the “ARYA Sponsor Earn-Out Shares”).

Board of Directors Page 3
Scalar’s Procedures and Processes:
In arriving at our Opinion, among other things, we have:
(a)	reviewed a draft, dated February 12, 2024, of the Sponsor Letter Agreement;
(b)	reviewed a draft, dated February 12, 2024, of the Business Combination Agreement;
(c)	reviewed drafts, dated February 12, 2024, of the PIPE Subscription Agreements;
(d)	reviewed a draft, dated February 12, 2024, of the 2024 Bridge Financing Agreement;
(e)
reviewed a draft, dated February 12, 2024, of the Convertible Security Subscription Agreement (the “Convertible Note” and, together with the Sponsor Letter Agreement, the Business Combination Agreement, the PIPE Subscription Agreements and the 2024 Bridge Financing Agreement, the “Reviewed Transaction Documents”);

(f)	reviewed certain publicly available business and financial information relating to ARYA and the Company;
(g)	reviewed certain historical financial information and other data relating to the Company that were provided to us by the management of ARYA, approved for our use by ARYA and not publicly available;
(h)
reviewed certain internal estimates and other data relating to the business and financial prospects of the Company that were provided to us by the management of ARYA, approved for our use by ARYA and not publicly available;

(i)
conducted discussions with members of the senior management of the Company and ARYA concerning the business, operations, historical financial results and financial prospects of the Company and the Transaction;

(j)	reviewed current and historical market prices of the ARYA Class A Shares;
(k)	reviewed certain financial and market data of the Company and compared that data with publicly available data for certain other companies similar to the Company;
(l)	reviewed certain pro forma effects relating to the Transaction, including estimated transaction costs and the effects of anticipated financings, approved for our use by ARYA; and
(m)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.
Limiting Conditions and Assumptions:
In performing our analyses and rendering this Opinion, with your consent, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information and data that was publicly available or was furnished, or otherwise made available to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of ARYA that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information, facts or circumstances that would make any information provided to us inaccurate, incomplete or misleading in any respect. We also have been advised by ARYA’s senior management, and we have assumed, that the financial projections and other prospective information, including, but not limited to, projections for the timely receipt of governmental, regulatory and other third-party approvals, represent a reasonable basis upon which to evaluate the future business and financial prospects of the Company.

Board of Directors Page 4
Without limiting the generality of the foregoing, for the purpose of this Opinion, we have assumed with respect to any financial forecasts, estimates, pro forma effects, and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and good faith judgments of the management of the Company and ARYA as to the expected future results of operations and financial condition of the Company. We assume no responsibility for and express no opinion as to any such estimates, pro forma effects, or forward-looking information reviewed by us or, in each case, the assumptions on which they were based. We have relied upon, with your consent, (a) the assumptions of the management of the Company and ARYA and third-party data sources, as to all accounting, legal, tax and financial reporting matters with respect to the Company and (b) that ARYA has been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law in connection with the Transaction have been duly, validly and timely taken. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company or ARYA and that (i) the Mergers, the PIPE Financing, and the Bridge Note Exchange will collectively be treated as an integrated transaction qualifying under Section 351(a) of the Code, (ii) the Company Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) the Business Combination Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder.
We are not legal, accounting, regulatory or tax experts and this Opinion does not address any legal, regulatory, taxation or accounting matters as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company or ARYA with respect to such matters.
In arriving at our Opinion, with your consent and without independent verification, we have relied upon the assumption that, except as would not be in any way meaningful to our analysis: (a) the final form of each of the Reviewed Transaction Documents, as executed by the parties thereto, will not differ from the draft that we have reviewed, (b) the representations and warranties of all parties to the Business Combination Agreement, and any related Transaction documents, are correct and that such parties will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Business Combination Agreement and any related Transaction documents, (c) the Transaction will be consummated in accordance with the terms of the Business Combination Agreement and related Transaction documents, without any waiver or amendment of any term or condition thereof, (d) and there has been no material change in the assets, financial condition, business or prospects of any party to the Business Combination Agreement since the date of the most recent financial statements and other information made available to us. Additionally, we have assumed that all governmental, regulatory or other third-party approvals and consents necessary for the consummation of the Transaction or otherwise contemplated by the Business Combination Agreement will be obtained without delay, limitation, restriction or condition and otherwise in a way that will not have any adverse effect on the Company or ARYA, or on the expected benefits of the Transaction, in any way meaningful to our analysis.

Board of Directors Page 5
In addition, we have relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of ARYA’s senior management and the Company’s senior management as to, among other things, (a) the potential impact on the Company of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the industry in which the Company operates and related industries, (b) the Company’s existing and future products, services, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development and marketing thereof; the timing of successful regulatory approvals and clearances; compliance with relevant regulatory requirements; prospective sales prices and sales volumes; and the potential impact of competition thereon) and (c) ARYA’s and the Company’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to the Company, the Transaction and its contemplated benefits). We have assumed that there will not be any developments with respect to any of the foregoing matters that would have an adverse effect on ARYA, the Company or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.
Given ARYA’s nature as a special purpose acquisition company, for purposes of our Opinion and with ARYA’s consent, we have assumed a value of $11.17 per HoldCo Share in calculating the value of the HoldCo Shares to be issued as the Consideration under the Business Combination Agreement, with such $11.17 per share value being based on (a) $41,210,838, which is the value of the assets held in ARYA’s Trust Account as of February 7, 2024, divided by (b) 3,690,831, which is the number of outstanding ARYA Class A Shares subject to redemption as of February 7, 2024. In rendering our Opinion, we do not express any view or opinion as to what the value of any HoldCo Shares will be when issued pursuant to the Transaction or the price or range of prices at which any ARYA Class A Shares, ARYA Class B Shares or other securities or financial instruments of or relating to ARYA may trade or otherwise be transferable at any time before or after announcement or consummation of the Transaction. Additionally, we express no opinion with respect to the ARYA Sponsor Forfeited Shares or the ARYA Sponsor Earn-Out Shares.
In arriving at our Opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or ARYA and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or ARYA under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this Opinion were going concern analyses, assuming the Transaction was consummated in accordance with the terms of the Business Combination Agreement. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or ARYA is a party or may be subject, and at your direction and with your consent, our Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes, liabilities or damages arising out of any such matters.
This Opinion is necessarily based upon financial, economic, monetary, market and other conditions and circumstances as in effect on, the information available to us as of, and the facts and circumstances as they exist on, the date hereof and our Opinion speaks only as of the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to update, reaffirm or revise this Opinion or otherwise comment upon any events occurring after the date hereof, material information provided to us after the date hereof or any change in facts or circumstances occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Opinion.

Board of Directors Page 6
We have been engaged by ARYA to provide a fairness opinion, and we will receive a fee from ARYA for providing our services and rendering this Opinion. No portion of this fee is refundable or contingent upon the consummation of the Transaction or the conclusion reached in this Opinion. ARYA has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the past two years, we and our affiliates have not provided any other advisory services to ARYA or its affiliates for which we and our affiliates received compensation. We and our affiliates may seek to provide services to the Company, ARYA and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of the Company and ARYA and, accordingly, may at any time hold a long or short position in such securities.
The issuance of this Opinion was approved by an authorized committee of Scalar.
This Opinion is provided for the information and assistance of the Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act (including with respect to any redemption rights) with respect to the Transaction or any other matter. This Opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us or this Opinion be made without Scalar’s prior written approval.
Our Opinion does not address ARYA’s underlying business decision to engage in the Transaction, the relative merits of the Transaction as compared to other business or investment strategies or transactions that might be available to ARYA or whether the Consideration to be delivered to the Company Shareholders pursuant to the Business Combination Agreement represents the best price obtainable. In connection with our engagement, we were not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, ARYA or any other alternative transaction. This Opinion addresses only the fairness from a financial point of view, as of the date hereof, to the ARYA Class A Shareholders (other than the Excluded Parties) of the Consideration to be delivered to the Company Shareholders pursuant to the Business Combination Agreement. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Business Combination Agreement or any related documents or the form of the Transaction or any related transaction (including any agreement or transaction between any Excluded Party and the Company or ARYA), including the fairness of the Transaction to, or any consideration received in connection therewith by, any Excluded Parties, the holders of any class of securities, creditors or other constituencies of ARYA, the Company or any of their respective affiliates. We have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company, ARYA or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights or otherwise) contained in any Reviewed Transaction Document or any other agreement related to the Transaction or under applicable law, any allocation of the Consideration (or any portion thereof) or the fair market value of the Company, ARYA, any ARYA Shares or the Company Shares. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, any Excluded Parties or any class of such persons, whether relative to the Consideration or otherwise. Our Opinion (a) does not address the individual circumstances of specific holders of ARYA securities (including ARYA Class B Shares) with respect to rights or aspects which may distinguish such holders or ARYA securities (including ARYA Class B Shares) held by such holders, (b) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including ARYA Class B Shares) or holders (including the ARYA Sponsor), (c) does not address any impact of the Transaction on any particular ARYA Class A Shareholder, other than in its capacity as a ARYA Class A Shareholder, and (d) does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of ARYA or any other party). We also do not address, or express a view with respect to, any acquisition of control or effective control of ARYA by any shareholder or group of shareholders of the Company. This letter should not be construed as creating any fiduciary duty of Scalar (or any of its affiliates) to any other party. To the extent any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Board of Directors Page 7
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be delivered to the Company Shareholders pursuant to the Business Combination Agreement is fair, from a financial point of view, to the ARYA Class A Shareholders (other than the Excluded Parties).
Sincerely,
/s/ Scalar, LLC
Scalar, LLC

ANNEX R — FORM OF PROXY CARD
PRELIMINARY PROXY CARD
SUBJECT TO COMPLETION

ARYA SCIENCES ACQUISITION CORP IV
51 ASTOR PLACE, 10TH FLOOR
NEW YORK, NEW YORK 10003
P R O X Y C A R D
EXTRAORDINARY GENERAL MEETING
OF ARYA SCIENCES ACQUISITION CORP IV

YOUR VOTE IS IMPORTANT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY GENERAL MEETING
TO BE HELD ON [•], 2024.

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated [•], 2024, in connection with the extraordinary general meeting (the “General Meeting”) of ARYA Sciences Acquisition Corp IV (“ARYA”) to be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, and hereby appoints Adam Stone and Michael Altman, and each of them (with full power to act alone), the proxies of the undersigned, with power of substitution to each, to vote all ordinary shares of ARYA registered in the name provided, which the undersigned is entitled to vote at the General Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the accompanying proxy statement.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

(Continued and to be marked, dated and signed on reverse side)
Please mark vote as indicated in this example ☒	THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

•
Proposal No. 1—Business Combination Proposal—RESOLVED, as an ordinary resolution, that, subject to the approval of the ARYA Merger Proposal, ARYA’s entry into the Business Combination Agreement, dated as of February 13, 2024 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”), and Adagio Medical, Inc., a Delaware corporation
	FOR ☐	AGAINST ☐	ABSTAIN ☐

(“Adagio”), a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among others:

(A)
ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”);

(B)
On the date on which Closing occurs (the “Closing Date”), immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes (as defined in the accompanying proxy statement/prospectus) and the Subscription Agreement (as defined in the accompanying proxy statement/prospectus) executed by Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio (or such lower amount as is loaned under such notes at Closing), which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes” and, together with the April 2023 Notes, the “Bridge

Financing Notes”), (iii) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (iv) an additional cash investment of approximately $8,070,575 (which amount will be increased by any undrawn capacity under the Bridge Financing Notes prior to Closing and will be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined in the accompanying proxy statement/prospectus) being raised between the execution of the Business Combination Agreement and Closing) to ListCo in exchange for (or to otherwise be converted into) shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and/or warrants to purchase shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”), based on the purchase price in the PIPE Financing (as defined in the accompanying proxy statement/prospectus), in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement;

(C)
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio to be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”), determined in accordance with the terms of the applicable warrant agreement, (B) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes (“the Adagio Convertible Note Conversion”) and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion, and (C) each share of preferred stock, par value $0.001 per share, of Adagio (“Adagio Preferred Stock”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock, in accordance with the terms of Article V, Section 4 of the Amended and Restated Certificate of Incorporation of Adagio (the “Adagio Preferred Stock Conversion”), and each such share of Adagio Preferred Stock shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock, based on the exchange ratio set forth in the Business Combination Agreement, (B) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise) (the “Vested Adagio Options”) with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase an aggregate of [•] shares of New Adagio Common Stock, and (C) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto;
(D)
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock, Base Warrants and/or pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”), (B) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”) in exchange for the private placement Class A ordinary shares held by it, (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes (as defined in the accompanying proxy statement/prospectus) to ARYA in exchange for Class A ordinary shares, (D) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period, as further described herein (the “Share Trigger Price Vesting”), (E) New Adagio will issue the New Adagio Convertible Notes (as defined in the accompanying proxy statement/prospectus) and Convert Warrants (as defined in the accompanying proxy statement/prospectus) pursuant to the Convertible Security Subscription Agreement (as defined in the accompanying proxy statement/prospectus) and the 2024 Bridge Financing Note Subscription Agreement (as defined in the accompanying proxy statement/prospectus), and (F) ARYA’s amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”), will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in the accompanying proxy statement/prospectus; and

(E)
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex C and (B) the board of directors of ListCo to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex D. Following the Closing, ListCo’s name will be changed to “Adagio Medical, Inc.” (or such other name mutually agreed to by ARYA and Adagio), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the Subscription Agreements, the Convertible Security Subscription Agreement, 2024 Bridge Financing Note Subscription Agreement, the Base Warrant Agreement and Pre-Funded Warrant Agreement, the Convert Warrant Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement and the [Adagio Stockholder Transaction Support Agreements], each in the form attached to the proxy statement/prospectus as Annex F, Annex G, Annex H, Annex I, Annex J, Annex K, Annex L and Annex M, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.

Proposal No. 2—ARYA Merger Proposal—RESOLVED, as a special resolution, that, subject to the approval of the Business Combination Proposal:		FOR ☐	AGAINST ☐	ABSTAIN ☐

(A)	ARYA be and is hereby authorized to merge with ARYA Merger Sub, so that

ARYA be the surviving company of such merger and all the undertakings, property, rights, privileges, agreements, powers and franchises, liabilities and duties of ARYA Merger Sub vest in ARYA by virtue of such merger, pursuant to the Companies Act (Revised) of the Cayman Islands and the Plan of Merger (as defined below);

(B)
the plan of merger, by and among ARYA, ARYA Merger Sub and ListCo, in the form attached to the proxy statement/prospectus as Annex E, subject to such amendments as may be approved by any director of ARYA, including the annexures thereto (the “Plan of Merger”) be and hereby is authorized, approved and confirmed in all respects;

(C)	ARYA be and is hereby authorized to enter into the Plan of Merger; and
(D)	ARYA amend and restate its memorandum and articles of association, as amended, in the form attached to the Plan of Merger with effect from the effective time of such merger.

Proposal No. 3—Adjournment Proposal—RESOLVED, as an ordinary resolution, that the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.
		FOR ☐	AGAINST ☐	ABSTAIN ☐
Dated: , 2024

(Signature)

(Signature if held Jointly)
Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.
PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.
New Adagio’s certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and New Adagio’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.
In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, New Adagio has entered into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require New Adagio, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Item 21.	Exhibits and Financial Statement Schedule
(2)	(a) Exhibits.

EXHIBIT INDEX
Exhibit Number	Description
2.1†**
Business Combination Agreement, dated as of February 13, 2024, by and among Aja HoldCo, Inc., ARYA Sciences Acquisition Corp IV, Aja Merger Sub 1, Aja Merger Sub 2, Inc. and Adagio Medical, Inc. (included as Annex A to the proxy statement/prospectus).

3.1**	Amended and Restated Memorandum and Articles of Association of ARYA and Amendment thereto (included as Annex B to the proxy statement/prospectus).
3.2*	Form of Certificate of Incorporation of New Adagio (included as Annex C to the proxy statement/prospectus).
3.3*	Form of Bylaws of New Adagio (included as Annex D to the proxy statement/prospectus).
4.1***	Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by the Registrant on February 19, 2021).
4.2**	Form of Base Warrant Agreement (included as Annex I-1 to the proxy statement/prospectus).
4.3**	Form of Pre-Funded Warrant Agreement (included as Annex I-2 to the proxy statement/prospectus).
4.4**	Form of Convert Warrant Agreement (included as Annex J to the proxy statement/prospectus).
5.1*	Opinion of Kirkland & Ellis LLP.
8.1*	Tax opinion of Kirkland & Ellis LLP.
10.1**	Form of Convertible Security Subscription agreement (included as Annex G to the proxy statement/prospectus).
10.2**	Investor Rights Agreement (included as Annex K to the proxy statement/prospectus).
10.3**
Sponsor Letter Agreement, dated February 13, 2024, by and between ARYA Sciences Acquisition Corp, ARYA Sciences Holdings IV, Todd Wider, Michael Henderson, Leslie Trigg, Joseph Edelman, Adam Stone, Michael Altman, Konstantin Poukalov and Adagio Medical, Inc. (included as Annex L to the proxy statement/prospectus).

10.4***	Form of ARYA Indemnity Agreement (incorporated herein by reference to Exhibit 10.4 to ARYA’s Registration Statement on Form S-1 filed with the SEC on February 19, 2021).
10.5**	Form of Shareholder Transaction Support Agreement (included as Annex M to the proxy statement/prospectus).
10.6*	Form of New Adagio 2024 Equity Incentive Plan (included as Annex N to the proxy statement/prospectus).
10.7*	Form of New Adagio 2024 Key Employee Equity Incentive Plan (included as Annex O to the proxy statement/prospectus).
10.8*	Form of New Adagio 2024 Employee Stock Purchase Plan (included as Annex P to the proxy statement/prospectus).
10.9**	Form of New Adagio Indemnity Agreement.
10.10***	Form of Convert Guaranty (incorporated herein by reference to Exhibit 10.10 to Current Report on Form 8-K filed with the SEC on February 14, 2024).
10.11***	Form of Convert Security Document (incorporated herein by reference to Exhibit 10.11 to Current Report on Form 8-K filed with the SEC on February 14, 2024).
10.12***	Form of Convert Registration Rights Agreement (incorporated herein by reference to Exhibit 10.12 to Current Report on Form 8-K filed with the SEC on February 14, 2024).
10.13**	Form of Non-Redemption Subscription Agreement (included as Annex F-1 to the proxy statement/prospectus).
10.14**	Form of Open Market Purchase Subscription Agreement (included as Annex F-2 to the proxy statement/prospectus).
10.15**	PIPE Subscription Agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, ListCo and ARYA (included as Annex F-3 to the proxy statement/prospectus).
10.16***
2024 Bridge Financing Note Subscription Agreement, dated as of February 13, 2024, by an between ListCo, the Perceptive PIPE Investor and certain other investors thereto (incorporated herein by reference to Exhibit 10.8 to Current Report on Form 8-K filed with the SEC on February 14, 2024).

10.17***	Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among ARYA Sciences Acquisition Corp IV, ARYA Sciences Holdings IV, and certain other equityholders party thereto

Exhibit Number	Description
(incorporated herein by reference to Exhibit 10.3 to ARYA’s Current Report on Form 8-K filed with the SEC on March 2, 2021).
10.18***
SPAC Sponsor Letter Agreement, dated February 25, 2021, by and among ARYA Sciences Acquisition Corp IV, ARYA Sciences Holdings IV, and ARYA’s officers and directors (incorporated herein by reference to Exhibit 10.4 to ARYA’s Current Report on Form 8-K filed with the SEC on March 2, 2021).

10.19***
Administrative Services Agreement, dated March 2, 2021, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.5 to ARYA’s Current Report on Form 8-K filed with the SEC on March 2, 2021).

10.20***
Convertible Promissory Note, dated November 7, 2022, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.1 to ARYA’s Current Report on Form 8-K filed with the SEC on November 7, 2022).

10.21***
Convertible Promissory Note, dated February 28, 2023, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.1 to ARYA’s Annual Report on Form 8-K filed with the SEC on March 1, 2023).

10.22***
Amendment to Second Convertible Promissory Note, dated February 13, 2024, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.14 to Current Report on Form 8-K filed with the SEC on February 14, 2024).

10.23***
Amended and Restated Third Promissory Note, dated February 13, 2024, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.15 to ARYA’s Current Report on Form 8-K filed with the SEC on February 14, 2024).

10.24***
Convertible Promissory Note, dated February 8, 2024, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.1 to ARYA’s Current Report on Form 8-K filed with the SEC on February 9, 2024).

10.25**	Indemnification Agreement, dated November 9, 2020, between Adagio Medical, Inc. and Olav Bergheim.
10.26**	Facilities and Services Agreement, dated June 1, 2011, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.27**	First Amendment to Facilities and Services Agreement, dated January 1, 2012, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.28**	Second Amendment to Facilities and Services Agreement, dated November 1, 2015, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.29**	Third Amendment to Facilities and Services Agreement, dated January 1, 2017, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.30**	Fourth Amendment to Facilities and Services Agreement, dated January 1, 2019, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.31**	Fifth Amendment to Facilities and Services Agreement, dated January 1, 2020, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.32**	Sixth Amendment to Facilities and Services Agreement, dated January 1, 2021, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.33**	Seventh Amendment to Facilities and Services Agreement, dated July 1, 2022, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.34**	Eighth Amendment to Facilities and Services Agreement, dated January 1, 2023, between Fjord Ventures, LLC and Adagio Medical, Inc.
21.1**	List of subsidiaries of registrant.
23.1*	Consent of WithumSmith+Brown, PC, independent registered accounting firm for ARYA.
23.2*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm for [Adagio].
23.3*	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1).
23.4*	Consent of Kirkland & Ellis LLP (included as part of Exhibit 8.1).
24.1*	Power of Attorney (included on signature page of the initial filing of this registration statement).
99.1**	Form of Proxy for the General Meeting (included as Annex R to the proxy statement/prospectus).

Exhibit Number	Description
99.2*	Consent of Olav Bergheim to be named as a director.
99.3*	Consent of John Dahldorf to be named as a director.
99.4*	Consent of Hakon Bergheim to be named as a director.
99.5**	Consent of Scalar, LLC.
107*	Filing Fee Table.
*	To be filed by amendment.
**	Filed herewith.
***	Incorporated by reference.
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Item 22.	Undertakings.
The undersigned registrant, hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);
ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on [•], 2024.
By:
Name:	Adam Stone
Title:	Chief Executive Officer and Director
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below severally constitutes and appoints each of [•] and [•] (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act, and any rules, regulations and requirements of the SEC in connection with the registration under the Securities Act of the securities and any blue sky laws or other securities laws of any of the states of the United States of America in order to effect the registration or qualification (or exemption therefrom) of the said securities for issue, offer, sale or trade under the blue sky laws or other securities laws of any of such states and in connection therewith to execute, acknowledge, verify, deliver, file and cause to be published applications, reports, consents to service of process, appointments of attorneys to receive service of process and other papers and instruments which may be required under such laws, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her capacity as an attorney-in-fact or in any other capacity with respect to this Registration Statement and any registration statement in respect of the securities that is to be effective upon filing pursuant to Rule 462(b) and/or such other form or forms as may be appropriate to be filed with the SEC or under or in connection with any blue sky laws or other securities laws of any state of the United States of America or with such other regulatory bodies and agencies as any of them may deem appropriate in respect of the securities, and with respect to any and all amendments, including post-effective amendments, to this Registration Statement and to any and all instruments and documents filed as part of or in connection with this Registration Statement.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on [•], 2024:
Signature	Title

Chief Executive Officer and Director (Principal Executive Officer)
Adam Stone

Chief Financial Officer and Director (Principal Financial and Accounting Officer
Michael Altman